SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNEX 16

Companhia Energética do Piauí (Cepisa)

a. Accounting Due Diligence Summary;
b. Valuation Report;
c. Technical Operational Report;
d. Environmental Assessment;
e. Human Resources Assessment;
f. Legal Auditing Executive Report;
g. Actuarial Valuation Report; e
h. Privatization Modeling Proposal.

Accounting Due Diligence Summary - Companhia Energética do Piauí – CEPISA

August 10, 2017

August 10, 2017

pwc
Loeser e Portela Advogados
SIGLASUL Consultores em Regulação

August 10, 2017

Dear Sirs:

As per BNDES's request, and, in accordance with the provisions of Electronic Auction AARH N. 51/2016, Contract OCS no. 028/2017 ("Contract"), dated February 14, 2017, and with the provisions of Article 80 of Law no. 13303/2016, we prepared this summary, in which we present the main findings identified during our accounting due diligence procedures on Companhia Energética do Piauí – CEPISA.

Our services were limited to the procedures described in item 4.2.3 of Exhibit I to the aforementioned Contract. Accordingly, this summary does not include all matters identified and presented in the due diligence report dated May 5, 2017, and must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Our works were performed in accordance with the guidelines applicable to advisory services in transactions, as set forth in IBRACON Technical Announcement no. 08/2012. Considering that the scope of our works was not a limited analysis or review performed in accordance with the audit standards, an analysis of internal controls, or any other certification work or other previously agreed proceeding, we do not issue an opinion or any kind of assurance about the Company's financial statements, about any other information, or about the design or the effectiveness of the Company's operational and internal controls systems.

Our work was conducted based on information provided by the Company's management and based on the assumption that the information is true and complete. The information was not subject to tests or verifications, except when expressly defined in the scope of our works.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino - Água Branca
São Paulo - SP – Brazil
Ph: +55 (11) 3674-2000

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We take no responsibility for the nature, extent, sufficiency, or fitness of the procedures followed by us, whether for the purposes for which this summary was requested or for any other purpose. The sufficiency of the procedures followed by us shall be BNDES's sole responsibility, as well as any decision related to the proposed transaction. Had we been requested to conduct additional procedures, other issues could have been detected and reported to you.

Sincerely,

[signed]
PricewaterhouseCoopers
Corporate Finance & Recovery Ltda.
CRC 2SP022749/O-7

[signed]
Christian Silva Gambôa
Contador CRC 1SP234223/O-4

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino - Água Branca
São Paulo - SP – Brazil
Ph: +55 (11) 3674-2000

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Summary of the main points of attention (1/2)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

1 Financial position	2 Lawsuit against all distribution

The Company has been ascertaining recurring losses (R$ 506.7 million	companies
in 2016 and R$ 562.9 million in 2015), reaching an accumulated loss of
R$ 2,473.2 million as of Dec-16 and a net shareholders' equity of R$	A public civil action has been filed by the National Consumers
1,221.7 million.	Association – ANDECO against all Electric Energy Concessionaires in the
In addition, we identify an adjusted net indebtedness (after our	country with respect to prevention and remediation of collective damages
adjustments and reclassifications) as of Dec-16 of R$ 2.2 billion and	against consumers, with a request for preliminary injunction in order for
negative adjusted EBITDA for 2016 of R$ 323.1 million. According to	the companies to refrain from charging the claimed losses from the
the management, the main reasons for the Company’s current financial	consumers in the electricity bills, including pro rata, as well as the losses
situation are:	sustained due to billing or measurement errors, theft, and fraud in the period from 2010 to 2014. ANDECO also pursues the annulment of all
- Significant value of assets in service not yet included in the “armored”	ANEEL Resolutions that allow the collection and inclusion in the bills of
basis [base blindada] resulting in a tariff below the one necessary to	sums related to non-technical and technical losses. The value of the
cover the operating costs;	matter is R$ 27 billion, but the amount charged from Companhia
- Delay in the receipt of subsidies (CDE, CVA, among others);	Energética do Piauí is R$ 3.6 billion.
- High level of client default and technical and operating losses;	The plaintiff maintains that, notwithstanding ANEEL’s authorization, the prorated billing of non-technical losses (fraud, theft, measurement and
- Late payment to suppliers and other liabilities (as a consequence of	billing errors, and supply without measurement) is groundless and,
the items above), generating cash unbalance and increase in expenses	therefore, the distribution companies must indemnify the regular
with financial charges and arrears penalties.	consumers in twice as much (double indemnification provided for in the
We should stress that the Company’s current financial position,	law) the amounts charged in the period from 2010 to 2014, according to
associated with the tariff gap (e.g., significant volume of assets in	their respective balance sheets. It also pursues the annulment of all
service not yet included in the “armored” basis), with the investment	ANEEL Resolutions that allow the collection and inclusion in the bills of
level during the period of provision of the services, among other factors,	sums related to non-technical and technical losses.
may result in additional risks for the Company, mainly in the last fiscal	This lawsuit was classified by the Company’s lawyers as with risk of
years. We understand that those factors may impair the obtainment of	possible loss. Due to the relevance of the case, we recommend that you
an EBITDA on a recurring and normalized basis, making it more	further develop the discussions with the legal area about the potential
difficult, therefore, to compare the historical periods.	risks that this matter involves.

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Summary of the main points of attention (2/2)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

3 Tax and labor exposure

It is important to stress that, during our works, we identified several procedures adopted by the Company that may result in questioning and assessments by the labor and social security and the federal, state, and municipal tax authorities. In what respects such procedures, the respective value of the contingencies that may potentially emerge if they are identified and questioned corresponds to R$ 308.4 million.
Please note that there are other non-quantified adjustments.

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Exhibit I – Adjusted EBITDA (1/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings - CEPISA				The table on the left displays the Company’s quality of earnings
				(EBITDA) analysis for the fiscal years ended on December 31, 2015
		FY15	FY16	(FY15) and December 31, 2016 (FY16).
In R$ thousand		(Audited)	(Audited)
				The adjustments suggested were calculated based on the information
Net revenue		1,295,388	1,350,046
				provided by the Company's management. Those adjustments were
Net profit (loss)		(562,987)	(506,761)	made as a result of our analyses, according to financial and
Add-backs (reversions)		179,096	260,195	management information prepared by the Company’s management.
Financial results		144,644	222,828
Depreciation/amortization		34,452	37,367	The EBITDA corresponds to the net profit subtracted of certain
IR and CSLL		-	-	reclassification items, such as net financial results, taxes and social
Reported EBITDA		(383,890)	(246,566)	contributions on the earned income (Income Tax (IRPJ) and Social
% on net revenue		(30%)	(18%)	Contribution no Net Profit (CSLL)), depreciation and amortization.
Reclassifications		72,195	(34,686)	We should stress that the Company’s current financial position,
1	Reclassification of impairment provisions	57,805	(51,018)
2	Regulatory penalties due to quality of energy	7,150	9,902	associated with the tariff gap (e.g., significant volume of assets in
3	Reclassification of losses from disposal of assets	7,241	6,430	service not yet included in the “armored” basis), with the investment
Normalization adjustments		(19,525)	(41,255)	level during the period of provision of the services, among other factors,
4	Potential normalization of provision for contingencies	(23,099)	49,769	may result in additional risks for the Company, mainly in the last fiscal
5	Normalization of expenses with PCLD	3,574	(91,024)	years. We understand that those factors may impair the obtainment of
Tax and labor adjustments		(536)	(612)	an EBITDA on a recurring and normalized basis, making it more
6	Tax, labor, and social security impacts	(536)	(612)	difficult, therefore, to compare the historical periods.
Adjusted EBITDA		(331,756)	(323,119)	Comments on the adjustments identified are detailed below and in the
% on net revenue		(26%)	(24%)
				next pages of this summary.
Non-quantified adjustments		NQ	NQ
7	Employee insourcing	NQ	NQ	Reclassification adjustments
	Normalization of the revenue from excess demand and			1. Reclassification of impairment provisions: We suggest the
8		NQ	NQ
	excess of reactive power			reversion of the impacts from the recognition and/or reversion of
Other considerations		NQ	NQ	the provision for recoverability of the intangible assets
9	Costs with new structure/Companies integration	NQ	NQ	(impairment), considering that those values are purely accounting
10	Potential risk of change in the CVA values	NQ	NQ	entries which do not directly impact the Company’s cash flow
11	Undue charges – Angra 3	-	NQ
12	Other potential adjustments	NQ	NQ	generation.
Source: Audited financial statements and Pw C analysis

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Exhibit I – Adjusted EBITDA (2/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings - CEPISA				2. Regulatory penalties due to quality of energy: It refers to
		FY15	FY16	fines incurred by the Company on account of quality problems
In R$ thousand		(Audited)	(Audited)	faced in the supply of power. We understand that those values
Net revenue		1,295,388	1,350,046	are not operating expenses and must be reclassified for
Net profit (loss)		(562,987)	(506,761)	purposes of analysis of normalized EBITDA. We recommend
Add-backs (reversions)		179,096	260,195	that this issue be discussed with the “Economic and Legal
Financial results		144,644	222,828	Assessment” area.
Depreciation/amortization		34,452	37,367
IR and CSLL		-	-	3. Reclassification of losses from disposal of assets: It
Reported EBITDA		(383,890)	(246,566)	refers to losses from the disposal of fixed assets classified as
% on net revenue		(30%)	(18%)	operating expenses in the periods. We understand that those
Reclassifications		72,195	(34,686)	values are not operating expenses and must be reclassified for
1	Reclassification of impairment provisions	57,805	(51,018)	purposes of analysis of normalized EBITDA.
2	Regulatory penalties due to quality of energy	7,150	9,902
3	Reclassification of losses from disposal of assets	7,241	6,430	4.Reclassification of provision for contingencies: It refers
				to the reversion of the provisions for contingencies due to their
Normalization adjustments		(19,525)	(41,255)
4	Potential normalization of provision for contingencies	(23,099)	49,769	non-financial nature. Accordingly, we understand that, for
5	Normalization of expenses with PCLD	3,574	(91,024)	purposes of the Company’s normalized and recurring EBITDA,
Tax and labor adjustments		(536)	(612)	the effect from payment of indemnifications materialized in the
6	Tax, labor, and social security impacts	(536)	(612)	fiscal years under analysis. We recommend that the nature and
Adjusted EBITDA		(331,756)	(323,119)	respective projections of non-materialized losses in the fiscal
% on net revenue		(26%)	(24%)	years be discussed with your legal advisors .
Non-quantified adjustments		NQ	NQ
7	Employee insourcing	NQ	NQ	In R$ thousand	FY15	FY16
	Normalization of the revenue from excess demand and			Net revenue	1,295,388	1,350,046
8	excess of reactive power	NQ	NQ	Income with contingency	(23,077)	(73,029)
Other considerations		NQ	NQ	Indemnifications paid	(46,176)	(23,260)
9	Costs with new structure/Companies integration	NQ	NQ	Proposed adjustment	(23,099)	49,769
10	Potential risk of change in the CVA values	NQ	NQ	% payments on net revenue	(3.6%)	(1.7%)
11	Undue charges – Angra 3	-	NQ	Source: Pw C analysis and audited financial statements
12	Other potential adjustments	NQ	NQ
Source: Audited financial statements and Pw C analysis

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Exhibit I – Adjusted EBITDA (3/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings - CEPISA				Normalization adjustments
		FY15	FY16	5. Normalization of expenses with Allowance for Doubtful
In R$ thousand		(Audited)	(Audited)	Accounts (PCLD): We note that the PCLD is automatically and
Net revenue		1,295,388	1,350,046	systemically calculated, following the criteria established by
Net profit (loss)		(562,987)	(506,761)	Eletrobras, and that such criteria tends to be more conservative
Add-backs (reversions)		179,096	260,195	than those established by ANEEL. Since those provisions are not of
Financial results		144,644	222,828	a financial nature and their variations are not historically constant,
Depreciation/amortization		34,452	37,367	we understand that, for purposes of normalized EBITDA, it must
IR and CSLL		-	-	be considered only the impacts from losses resulting from
Reported EBITDA		(383,890)	(246,566)
% on net revenue		(30%)	(18%)	payments from clients that effectively materialized in the period;
				accordingly, we suggest the reversion of the PCLD in the period.
Reclassifications		72,195	(34,686)
1	Reclassification of impairment provisions	57,805	(51,018)	In R$ thousand	FY15	FY16
2	Regulatory penalties due to quality of energy	7,150	9,902	Net revenue	1,295,388	1,350,046
3	Reclassification of losses from disposal of assets	7,241	6,430	PCLD/Losses income	(95,883)	(68,942)
Normalization adjustments		(19,525)	(41,255)	Proposed adjustment	3,574	(91,024)
4	Potential normalization of provision for contingencies	(23,099)	49,769	Losses in the period	(92,310)	(159,965)
5	Normalization of expenses with PCLD	3,574	(91,024)	% losses on net revenue	7%	12%
Tax and labor adjustments		(536)	(612)
6	Tax, labor, and social security impacts	(536)	(612)	Tax and labor adjustments
Adjusted EBITDA		(331,756)	(323,119)	6. Tax, labor, and social security impacts: They refer to
% on net revenue		(26%)	(24%)	potential additional impacts resulting from the issues described in
Non-quantified adjustments		NQ	NQ	this summary, both quantified and non-quantified, classified as
7	Employee insourcing	NQ	NQ	probable loss by the Company’s legal advisors.
	Normalization of the revenue from excess demand and
8		NQ	NQ	# Description	31-Dec-15 31-Dec-16
	excess of reactive power
Other considerations		NQ	NQ	4 ISS on shared infrastructure and	268	344
9	Costs with new structure/Companies integration	NQ	NQ	Total tax exposures	268	344
10	Potential risk of change in the CVA values	NQ	NQ	4 Irregularities related to work days	268	268
11	Undue charges – Angra 3	-	NQ	Total labor exposures	268	268
12	Other potential adjustments	NQ	NQ	Total tax and labor exposures + NQ	536	612
Source: Audited financial statements and Pw C analysis

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Exhibit I – Adjusted EBITDA (4/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings - CEPISA				Non-quantified adjustments
		FY15	FY16	7. Employee insourcing: The management understands that, as
In R$ thousand		(Audited)	(Audited)	determined by law, the Company needs to insource employees of its
Net revenue		1,295,388	1,350,046	operations (consumption measurement and like professionals), which
Net profit (loss)		(562,987)	(506,761)	will increase the costs, due to issues of inefficiency and equivalence of
Add-backs (reversions)		179,096	260,195	labor benefits. We understand that those impacts may influence the
Financial results		144,644	222,828	Company’s future results.
Depreciation/amortization		34,452	37,367
IR and CSLL		-	-	8. Normalization of the revenue from excess demand and
Reported EBITDA		(383,890)	(246,566)	excess of reactive power: The revenues earned with excess
% on net revenue		(30%)	(18%)	demand and excess of reactive power must be accounted for as
Reclassifications		72,195	(34,686)	“Obligations Related to the Electric Power Utility Service,” which will
1	Reclassification of impairment provisions	57,805	(51,018)	be amortized starting on the next cycle of tariff review. However, the
2	Regulatory penalties due to quality of energy	7,150	9,902	Company recognized those sums as revenues in the fiscal years of
3	Reclassification of losses from disposal of assets	7,241	6,430	2013-2016 and later, in FY16, reversed 100% of the sums recognized
Normalization adjustments		(19,525)	(41,255)	as liabilities until the next cycle of tariff review. Due to the
4	Potential normalization of provision for contingencies	(23,099)	49,769
5	Normalization of expenses with PCLD	3,574	(91,024)	unavailability of information related to the period of those sums, it
Tax and labor adjustments		(536)	(612)	was not possible to quantify the impacts for normalization of
6	Tax, labor, and social security impacts	(536)	(612)	Company’s recurring EBITDA.
Adjusted EBITDA		(331,756)	(323,119)	Other considerations
% on net revenue		(26%)	(24%)
Non-quantified adjustments		NQ	NQ	9. Costs with new structure/Companies integration: We note
7	Employee insourcing	NQ	NQ	that, depending on the changes in the Company’s current structure
	Normalization of the revenue from excess demand and			that are made after the conclusion of the privatization process, as well
8		NQ	NQ
	excess of reactive power			as on the measures required for the potential integration with an
Other considerations		NQ	NQ	investor, the Company’s EBITDA may change significantly. In
9	Costs with new structure/Companies integration	NQ	NQ	addition, possible changes in the compensation of the new
10	Potential risk of change in the CVA values	NQ	NQ
11	Undue charges – Angra 3	-	NQ	management must be considered in the Company’s result. We
12	Other potential adjustments	NQ	NQ	recommend that this issue be discussed with the “Economic and Legal
Source: Audited financial statements and Pw C analysis				Assessment” area.
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Exhibit I – Adjusted EBITDA (5/5)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Quality of earnings - CEPISA				10. Potential risk of change in the CVA values: The Account for
				Compensation of “Portion A” Variations (CVA) records the difference
		FY15	FY16	between the costs estimated in the tariff (Portion A) and the costs
In R$ thousand		(Audited)	(Audited)	effectively incurred, creating a payable or receivable balance (and,
Net revenue		1,295,388	1,350,046	consequently, an expense or a revenue) for the Company. Such amounts
Net profit (loss)		(562,987)	(506,761)	to be paid/received are ratified each year by ANEEL. We found that,
Add-backs (reversions)		179,096	260,195	historically, the amounts ascertained by the Company may significantly
Financial results		144,644	222,828	differ from those ratified by ANEEL, mainly with respect to the financial
Depreciation/amortization		34,452	37,367	items, which are not controlled by the Company. Considering that the
IR and CSLL		-	-	ratification process happens close to the end of the fiscal year (between
Reported EBITDA		(383,890)	(246,566)
% on net revenue		(30%)	(18%)	September and October), we understand that there are no material
				discrepancies for the balances accounted for in Dec-15 and Dec-16. On
Reclassifications		72,195	(34,686)	the other hand, those differences may become significant over the
1	Reclassification of impairment provisions	57,805	(51,018)
2	Regulatory penalties due to quality of energy	7,150	9,902	months.
3	Reclassification of losses from disposal of assets	7,241	6,430	11. Undue charges – Angra 3: According to ANEEL’s information, the
Normalization adjustments		(19,525)	(41,255)	power distribution companies that belong to the interconnected system
4	Potential normalization of provision for contingencies	(23,099)	49,769	unduly charged from their consumers in 2016 certain amounts related to
5	Normalization of expenses with PCLD	3,574	(91,024)	the estimated costs of the nuclear power plant Angra 3. We have not had
Tax and labor adjustments		(536)	(612)	access to the sums to be reimbursed to the Company’s consumers, but
6	Tax, labor, and social security impacts	(536)	(612)
				we were informed that such reimbursement would be made by means of
Adjusted EBITDA		(331,756)	(323,119)	discount (of approximately 7.66%) in the April 2017 bill.
% on net revenue		(26%)	(24%)
Non-quantified adjustments		NQ	NQ	12. Other potential adjustments: Considering the defined scope of our
7	Employee insourcing	NQ	NQ	works; the limitations in the information provided; the tax, labor, and
	Normalization of the revenue from excess demand and			social security exposures that could not be quantified; and possible non-
8		NQ	NQ
	excess of reactive power			recoverable assets adjustments (e.g., inventory with low recoverability
Other considerations		NQ	NQ	expectation); other potential adjustments may be necessary, in order to
9	Costs with new structure/Companies integration	NQ	NQ	better reflect the Company’s normalized and recurring EBITDA. In
10	Potential risk of change in the CVA values	NQ	NQ
11	Undue charges – Angra 3	-	NQ	addition, we recommend that this summary be read jointly with the
12	Other potential adjustments	NQ	NQ	reports of the other due diligence areas (operational, legal, HR,
Source: Audited financial statements and Pw C analysis				insurance, and environmental).
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Exhibit II – Net indebtedness (1/6)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness					The table on the left displays the Company’s net indebtedness, based
In R$ thousand		Dec-15	Dec-16		on the audited financial statements for the years ended on December
Cash and cash equivalents		9,209	5,200		31, 2015 (Dec-15) and December 31, 2016 (Dec-16).
Securities - TVM		139	8
Loans – short term		(566,227)	(302,796)		We note that the concept of Net Indebtedness is not contemplated in
Loans – long term		(715,220)	(1,378,432)		the accounting practices adopted in Brazil, being it rather a
Net financial indebtedness		(1,272,099)	(1,676,020)		contractual definition. For the purpose of our analysis, we
Collaterals and deposits in court - long term		14,557	16,272		considered, in addition to the net financial indebtedness, other items
Post-employment benefit – short term		(42,327)	(27,609)		and transactions with financing features.
Research and development – short term		(13,605)	(11,128)
Payable taxes		(58,178)	(187,972)		The adjustments suggested and reported were prepared based on
Research and development – long term		(41,560)	(54,080)		management information and reports, audited accounting trial
Post-employment benefit – long term		(13,919)	(3,273)		balances, and enquiries made to the Company’s management. We
Provisions for lawsuits		(78,475)	(128,244)		note that, due to limited information and scope, there may be
Other liabilities – long term		(499)	(503)		adjustments that could not be quantified/identified during our
Other debt items		(234,006)	(396,537)		analysis.
Reported net indebtedness		(1,506,105)	(2,072,557)
Reclassification between working capital and net					Reclassifications between working capital and net
indebtedness		(168,761)	(166,699)		indebtedness
1	Rights to unpaid indemnification from previous periods	-	NQ
2	Suppliers with past due credits	(67,990)	(118,213)	1.	Rights to unpaid indemnification from previous
3	Contractual retentions – Suppliers	(1,799)	(1,799)		periods: We suggest the reclassification from net working
4	Lawsuit related to energy transfers	(13,628)	(15,506)		capital to indebtedness of the Energy Development Account
5	Reclassification of related parties	1,938	2,155		(CDE) receivable balances (recorded in the Indemnification
6	Other liabilities – short term	(87,282)	(33,336)		Right account – short term) generated more 12 months ago.
Subtotal		(168,761)	(166,699)		Accordingly, the proposed adjustment considers the CDE
Adjustments proposed by the due diligence		NQ	(416)		amounts related to fiscal year 2015.
7	Restricted cash balance	NQ	(416)
Subtotal		NQ	(416)	2.	Suppliers with past due credits: We suggest the
Adjusted net indebtedness		(1,674,866)	(2,239,672)		reclassification as net indebtedness of 100% of the suppliers’
Other considerations		937,098	1,113,204		past due payable balances, due to their nature of financing.
Source: Audited trial balances and Pw C analysis

Privatization of the Eletrobras System Distribution Companies					10 agosto 2017
PwC					10

Exhibit II – Net indebtedness (2/6)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				3.	Contractual retentions – Suppliers: We identified a
In R$ thousand		Dec-15	Dec-16		provision for amounts retained under contracts with suppliers,
Cash and cash equivalents		9,209	5,200		which are not classified as working capital due to their non-
Securities - TVM		139	8		operating nature.
Loans – short term		(566,227)	(302,796)
Loans – long term		(715,220)	(1,378,432)	4.	Lawsuits related to energy transfers: We identified
Net financial indebtedness		(1,272,099)	(1,676,020)		records, in the short term suppliers balance, of amounts related
Collaterals and deposits in court - long term		14,557	16,272		to lawsuits involving power transfer contracts. Considering that
Post-employment benefit – short term		(42,327)	(27,609)		those sums are not classified as working capital, we suggest their
Research and development – short term		(13,605)	(11,128)		reclassification as net indebtedness. Note that we have not had
Payable taxes		(58,178)	(187,972)		access to most information related to those lawsuits.
Research and development – long term		(41,560)	(54,080)
Post-employment benefit – long term		(13,919)	(3,273)		Accordingly, we recommend that this matter be discussed with
Provisions for lawsuits		(78,475)	(128,244)		the legal area.
Other liabilities – long term		(499)	(503)	5.	Reclassification of related parties: It refers to balances
Other debt items		(234,006)	(396,537)		receivable from related parties for employee loans (assigned)
Reported net indebtedness		(1,506,105)	(2,072,557)
					paid by the Company. In view of their nature, we suggest their
Reclassification between working capital and net					reclassification as Company’s indebtedness.
indebtedness		(168,761)	(166,699)
1	Rights to unpaid indemnification from previous periods	-	NQ
2	Suppliers with past due credits	(67,990)	(118,213)
3	Contractual retentions – Suppliers	(1,799)	(1,799)
4	Lawsuit related to energy transfers	(13,628)	(15,506)
5	Reclassification of related parties	1,938	2,155
6	Other liabilities – short term	(87,282)	(33,336)
Subtotal		(168,761)	(166,699)
Adjustments proposed by the due diligence		NQ	(416)
7	Restricted cash balance	NQ	(416)
Subtotal		NQ	(416)
Adjusted net indebtedness		(1,674,866)	(2,239,672)
Other considerations		937,098	1,113,204
Source: Audited trial balances and Pw C analysis

Privatization of the Eletrobras System Distribution Companies					10 agosto 2017
PwC					11

Exhibit II – Net indebtedness (3/6)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				6. Other liabilities – short term: We identified certain
In R$ thousand		Dec-15	Dec-16	liabilities classified in the Company’s current liabilities, which, in
Cash and cash equivalents		9,209	5,200	our view, are not characterized as operating working capital, as
Securities - TVM		139	8	detailed below:
Loans – short term		(566,227)	(302,796)
Loans – long term		(715,220)	(1,378,432)	In R$ thousand	Dec-15	Dec-16
Net financial indebtedness		(1,272,099)	(1,676,020)	ANEEL penalty (regulatory)	(21,569)	(29,610)
Collaterals and deposits in court - long term		14,557	16,272	Re. differences after ratifications in 2008, 2009 and	(1,802)	(1,931)
Post-employment benefit – short term		(42,327)	(27,609)	2010. The company filed appeal as to these amounts
Research and development – short term		(13,605)	(11,128)	owed.
Payable taxes		(58,178)	(187,972)	Materials lent to CERON (related parties)	-	(1,448)
Research and development – long term		(41,560)	(54,080)	Contractual retentions payable in the end of the contracts	(212)	(347)
Post-employment benefit – long term		(13,919)	(3,273)	(no [omissis]
Provisions for lawsuits		(78,475)	(128,244)	Re. contingency w/ the company Engeser, not
Other liabilities – long term		(499)	(503)	characterized as CG	(56,550)	-
Other debt items		(234,006)	(396,537)	Penalties payable do the National System Operator	(7,150)	-
Reported net indebtedness		(1,506,105)	(2,072,557)	Adjustment for reclassification to debt	(87,282)	(33,336)
Reclassification between working capital and net				Source: Pw C analysis and discussions w / management
indebtedness		(168,761)	(166,699)
1	Rights to unpaid indemnification from previous periods	-	NQ
2	Suppliers with past due credits	(67,990)	(118,213)	Adjustments proposed by the due diligence
3	Contractual retentions – Suppliers	(1,799)	(1,799)	7. Restricted cash balance: We were informed that certain
4	Lawsuit related to energy transfers	(13,628)	(15,506)	sums maintained in the cash and cash equivalents account
5	Reclassification of related parties	1,938	2,155
6	Other liabilities – short term	(87,282)	(33,336)	(deposits in cash, financial investments, etc.) are not
Subtotal		(168,761)	(166,699)	immediately available. Accordingly, we are excluding those sums
Adjustments proposed by the due diligence		NQ	(416)	from the position as Company net indebtedness.
7	Restricted cash balance	NQ	(416)
Subtotal		NQ	(416)
Adjusted net indebtedness		(1,674,866)	(2,239,672)
Other considerations		937,098	1,113,204
Source: Audited trial balances and Pw C analysis

Privatization of the Eletrobras System Distribution Companies					10 agosto 2017
PwC						12

Exhibit II – Net indebtedness (4/6)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				Other considerations:

In R$ thousand		Dec-15	Dec-16	i.Tax, labor, and social security impacts: We are
Cash and cash equivalents		9,209	5,200	considering, for purposes of analysis of the Company’s net
Securities - TVM		139	8	indebtedness, the tax, labor, and social security exposures
Loans – short term		(566,227)	(302,796)	classified as with risk of probable loss (see specific exhibit in
Loans – long term		(715,220)	(1,378,432)	this summary). We note that the amount presented here already
Net financial indebtedness		(1,272,099)	(1,676,020)
				considers possible fines and interest to accrue upon an
Collaterals and deposits in court - long term		14,557	16,272
Post-employment benefit – short term		(42,327)	(27,609)	assessment by the tax authorities.
Research and development – short term		(13,605)	(11,128)	#	Description	31-Dec-15	31-Dec-16
Payable taxes		(58,178)	(187,972)	3	CVA	5,068	10,878
Research and development – long term		(41,560)	(54,080)	4	ISS on billable services	1,092	1,436
Post-employment benefit – long term		(13,919)	(3,273)
Provisions for lawsuits		(78,475)	(128,244)	Total tax exposures		6,160	12,314
Other liabilities – long term		(499)	(503)	2	Outsourcing of core activities	30,462	37,746
Other debt items		(234,006)	(396,537)	4	Irregularities related to work days	2,960	3,241
Reported net indebtedness		(1,506,105)	(2,072,557)	Total labor exposures		33,422	40,987
Reclassification between working capital and net				Total tax and labor exposures + NQ		39,582	53,301
indebtedness		(168,761)	(166,699)	Fonte: Análise PwC
Adjustments proposed by the due diligence		NQ	(416)	(*) avaliação de risco para as exposições reportadas de acordo com Loese
Adjusted net indebtedness		(1,674,866)	(2,239,672)
				ii.Financial asset – public utility concessions: It refers to
Other considerations		937,098	1,113,204
i	Tax, labor, and social security impacts	(39,582)	(53,301)	the financial asset indemnifiable in the end of the
ii	Financial asset – public utility concessions	682,902	865,133	concession/service period. Depending on how the Company’s
iii	Clients with past due and installment payments	293,778	301,372	sale is structured, the indemnifiable balance may be converted
iv	Collaterals and deposits in court - long term	NQ	NQ	into cash, thus reducing the level of net indebtedness.
v	Provision for contingencies	NQ	NQ
vi	CAPEX investments	NQ	NQ
vii	Undue charges – Angra 3	-	NQ
viii Other potential adjustments		NQ	NQ
Source: Audited trial balances and Pw C analysis

Privatization of the Eletrobras System Distribution Companies							10 agosto 2017
PwC							13

Exhibit II – Net indebtedness (5/6)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				iii. Clients with past due and installment payments: We identified
In R$ thousand		Dec-15	Dec-16	outstanding balances of clients’ past due and installment payments,
Cash and cash equivalents		9,209	5,200	classified in the current and non-current assets. Although they do not
Securities - TVM		139	8	represent a cash item with immediate liquidity, we understand that
Loans – short term		(566,227)	(302,796)	they are a receivable of the Company, which, therefore, must be
Loans – long term		(715,220)	(1,378,432)	included in possible cash flow projections.
Net financial indebtedness		(1,272,099)	(1,676,020)
Collaterals and deposits in court - long term		14,557	16,272	In R$ thousand	Dec-15	Dec-16
Post-employment benefit – short term		(42,327)	(27,609)	Clients – current assets	77,815	91,981
Research and development – short term		(13,605)	(11,128)	Clients – non-current assets	215,963	209,391
Payable taxes		(58,178)	(187,972)	Total	293,778	301,372
Research and development – long term		(41,560)	(54,080)
Post-employment benefit – long term		(13,919)	(3,273)	iv.Long term collaterals and deposits in court: We note that the
Provisions for lawsuits		(78,475)	(128,244)	deposits in court directly related to a provision for contingency must
Other liabilities – long term		(499)	(503)	impact the indebtedness balances in the period. However, since the
Other debt items		(234,006)	(396,537)	Company did not provide the ancillary controls, it was not possible to
Reported net indebtedness		(1,506,105)	(2,072,557)	determine if the full amount of the reported balances must be
Reclassification between working capital and net				included in the analysis of the Company’s net indebtedness.
indebtedness		(168,761)	(166,699)	v.Provision for contingencies: We note that this summary does not
Adjustments proposed by the due diligence		NQ	(416)	consider possible changes in the projection of loss of the Company’s
Adjusted net indebtedness		(1,674,866)	(2,239,672)	lawsuits, resulting from the legal due diligence works.
Other considerations		937,098	1,113,204	vi.CAPEX investments: As mentioned before, the Company has been
i	Tax, labor, and social security impacts	(39,582)	(53,301)	operating as a public utility Company, which has resulted in a
ii	Financial asset – public utility concessions	682,902	865,133
iii	Clients with past due and installment payments	293,778	301,372	reduction in CAPEX investments, maintaining only those that are
iv	Collaterals and deposits in court - long term	NQ	NQ	essentially necessary to continue with the operational activities and
v	Provision for contingencies	NQ	NQ	the levels of quality required by the regulatory agencies. We
vi	CAPEX investments	NQ	NQ	recommend that the impacts estimated by the result of the technical
vii	Undue charges – Angra 3	-	NQ	and operational due diligence be considered.
viii Other potential adjustments		NQ	NQ
Source: Audited trial balances and Pw C analysis

Privatization of the Eletrobras System Distribution Companies						10 agosto 2017
PwC						14

Exhibit II – Net indebtedness (6/6)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Net indebtedness				vii. Undue charges – Angra 3: According to ANEEL’s information,
In R$ thousand		Dec-15	Dec-16	the power distribution companies that belong to the
Cash and cash equivalents		9,209	5,200	interconnected system unduly charged from their consumers in
Securities - TVM		139	8	2016 certain amounts related to the estimated costs of the nuclear
Loans – short term		(566,227)	(302,796)	power plant Angra 3. We have not had access to the sums to be
Loans – long term		(715,220)	(1,378,432)	reimbursed to the Company’s consumers, but we were informed
Net financial indebtedness		(1,272,099)	(1,676,020)	that such reimbursement would be made by means of discount (of
Collaterals and deposits in court - long term		14,557	16,272	approximately 7.66%) in the April 2017 bill.
Post-employment benefit – short term		(42,327)	(27,609)	viii. Other potential adjustments: Considering the defined scope of
Research and development – short term		(13,605)	(11,128)
Payable taxes		(58,178)	(187,972)	our works; the limitations in the information provided; the tax,
Research and development – long term		(41,560)	(54,080)	labor, and social security exposures that could not be quantified;
Post-employment benefit – long term		(13,919)	(3,273)	and possible non-recoverable assets adjustments (e.g., inventory
Provisions for lawsuits		(78,475)	(128,244)	with low recoverability expectation); other potential adjustments
Other liabilities – long term		(499)	(503)	may be necessary, in order to better reflect the Company’s
Other debt items		(234,006)	(396,537)	normalized and recurring EBITDA. In addition, we recommend
Reported net indebtedness		(1,506,105)	(2,072,557)	that this summary be read jointly with the reports of the other due
Reclassification between working capital and net				diligence areas (operational, legal, HR, insurance, and
indebtedness		(168,761)	(166,699)	environmental).
Adjustments proposed by the due diligence		NQ	(416)
Adjusted net indebtedness		(1,674,866)	(2,239,672)
Other considerations		937,098	1,113,204
i	Tax, labor, and social security impacts	(39,582)	(53,301)
ii	Financial asset – public utility concessions	682,902	865,133
iii	Clients with past due and installment payments	293,778	301,372
iv	Collaterals and deposits in court - long term	NQ	NQ
v	Provision for contingencies	NQ	NQ
vi	CAPEX investments	NQ	NQ
vii	Undue charges – Angra 3	-	NQ
viii Other potential adjustments		NQ	NQ
Source: Audited trial balances and Pw C analysis

Privatization of the Eletrobras System Distribution Companies				10 agosto 2017
PwC				15

Exhibit III – Net working capital (1/3)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.
Net working capital
Em R$ mil	Dec-15	Dec-16		We present in the table on the left the Company’s net working capital
Clients – short term	387,143	379,675		as of December 31, 2015 (Dec-15) and 2016 (Dec-16), prepared based
Taxes and social contributions – short term	16,469	17,440		on the audited financial statements.
Indemnification right – short term	45,777	124,431
Inventory	15,508	12,884		The adjustments suggested and reported were prepared based on
Financial assets	78,873	132,800		management information and reports, accounting trial balances, and
Other assets – short term	38,965	60,636		enquiries made to the Company’s management. We note that, due to
Suppliers - short term	(243,603)	(246,111)		limited information and scope, there may be adjustments that could
Taxes and contributions	(270,527)	(215,861)		not be quantified/identified during our analysis.
Labor obligations	(45,051)	(30,711)
Industry charges - short term	(7,599)	(10,315)		Reclassifications between working capital and net
Financial liabilities	(47,194)	(88,192)		indebtedness
Other liabilities – short term	(113,668)	(118,133)
Reported net working capital	(144,907)	18,543	•	For further details, see the preceding exhibit of this summary,
Reclassification between working capital and net indebtedness	168,761	166,699		“net indebtedness.”
Rights to unpaid indemnification from previous periods	-	NQ		Adjustments proposed by the due diligence
Suppliers with past due credits	67,990	118,213
Contractual retentions – Suppliers	1,799	1,799	1.	Inventory with low recoverability expectation: Items
Lawsuit related to energy transfers	13,628	15,506		destined to sale (scraps) and lent materials, which are not
Reclassification of related parties	(1,938)	(2,155)		classified as operating working capital.
Other liabilities – short term	87,282	33,336
Subtotal	168,761	166,699	2.	Clients with past due and installment payments: We
Adjustments proposed by the due diligence				identified outstanding balances of clients’ past due and
1 Inventory with low recoverability expectation	(4,868)	(3,980)		installment payments, classified in the current assets, which we
2 Clients with past due and installment payments	(77,815)	(91,981)		suggest be excluded for purposes of analysis of the Company’s
3 Other assets – short term	(24,327)	(44,116)
				working capital. As mentioned before, although they do not
Subtotal	(107,010)	(140,077)
				represent a cash item with immediate liquidity, we understand
Adjusted net working capital	(83,157)	45,166
				that they are a receivable of the Company, which, therefore, must
Other considerations				be included in possible cash flow projections.
i Potential risk of change in the CVA values	NQ	NQ
ii Tax, labor, and social security exposures	NQ	NQ
iii Other potential adjustments	NQ	NQ
Source: Audited trial balances and Pw C analysis

Privatization of the Eletrobras System Distribution Companies				10 agosto 2017
PwC				16

Exhibit III – Net working capital (2/3)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.
Net working capital
Em R$ mil	Dec-15	Dec-16	3. Other assets – short term: We identified certain assets
Clients – short term	387,143	379,675	classified in the Company’s current assets which, in our view, are
Taxes and social contributions – short term	16,469	17,440	not characterized as operating working capital, as detailed
Indemnification right – short term	45,777	124,431	below:
Inventory	15,508	12,884
			In R$ thousand	Dec-15	Dec-16
Financial assets	78,873	132,800	Scraps available for sale	3,585	(1,404)
Other assets – short term	38,965	60,636	Re. structure loan by the company Oi. In view of the
Suppliers - short term	(243,603)	(246,111)	client’s financial difficulties, we suggest writing-off this	(1,431)	(2,071)
Taxes and contributions	(270,527)	(215,861)	CG balance
Labor obligations	(45,051)	(30,711)	Re. longstanding insurance premium, for which the	(915)	(915)
Industry charges - short term	(7,599)	(10,315)	Company did not have further details
Financial liabilities	(47,194)	(88,192)	Re. R&D and EEP balances, which must be	(25,585)	(39,725)
Other liabilities – short term	(113,668)	(118,133)	reclassified in the future as fixes assets or expenses
			Adjustment CG write-off	(24,327)	(44,116)
Reported net working capital	(144,907)	18,543	Source: Pw C analysis and discussions w / management
Reclassification between working capital and net indebtedness	168,761	166,699
Rights to unpaid indemnification from previous periods	-	NQ	Other considerations
Suppliers with past due credits	67,990	118,213	i. Potential risk of change in the CVA values: The Account
Contractual retentions – Suppliers	1,799	1,799	for Compensation of “Portion A” Variations (CVA) records the
Lawsuit related to energy transfers	13,628	15,506
Reclassification of related parties	(1,938)	(2,155)	difference between the costs estimated in the tariff (Portion A)
Other liabilities – short term	87,282	33,336	and the costs effectively incurred, creating a payable or
Subtotal	168,761	166,699	receivable balance (and, consequently, an expense or a revenue)
Adjustments proposed by the due diligence			for the Company. Such amounts to be paid/received are ratified
1 Inventory with low recoverability expectation	(4,868)	(3,980)	each year by ANEEL. We found that, historically, the amounts
2 Clients with past due and installment payments	(77,815)	(91,981)	ascertained by the Company may significantly differ from those
3 Other assets – short term	(24,327)	(44,116)	ratified by ANEEL, mainly with respect to the financial items,
Subtotal	(107,010)	(140,077)
			which are not controlled by the Company. Considering that the
Adjusted net working capital	(83,157)	45,166	ratification process happens close to the end of the fiscal year
Other considerations			(between September and October), we understand that there
i Potential risk of change in the CVA values	NQ	NQ
ii Tax, labor, and social security exposures	NQ	NQ	are no material discrepancies for the balances accounted for in
iii Other potential adjustments	NQ	NQ	Dec-15 and Dec-16. On the other hand, those differences may
Source: Audited trial balances and Pw C analysis			become significant over the months.

Privatization of the Eletrobras System Distribution Companies					10 agosto 2017
PwC					17

Exhibit III – Net working capital (3/3)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.
Net working capital
Em R$ mil	Dec-15	Dec-16	ii.	Tax, labor, and social security exposures: It refers to the
Clients – short term	387,143	379,675		impact on the net working capital of adjustment #6 presented
Taxes and social contributions – short term	16,469	17,440		in the quality of the results. We understand that any changes in
Indemnification right – short term	45,777	124,431		the tax, labor, and social security procedures may also impact
Inventory	15,508	12,884		the Company’s net working capital.
Financial assets	78,873	132,800
Other assets – short term	38,965	60,636	iii.	Other potential adjustments: See adjustment viii of the
Suppliers - short term	(243,603)	(246,111)		preceding exhibit.
Taxes and contributions	(270,527)	(215,861)
Labor obligations	(45,051)	(30,711)
Industry charges - short term	(7,599)	(10,315)
Financial liabilities	(47,194)	(88,192)
Other liabilities – short term	(113,668)	(118,133)
Reported net working capital	(144,907)	18,543
Reclassification between working capital and net indebtedness	168,761	166,699
Rights to unpaid indemnification from previous periods	-	NQ
Suppliers with past due credits	67,990	118,213
Contractual retentions – Suppliers	1,799	1,799
Lawsuit related to energy transfers	13,628	15,506
Reclassification of related parties	(1,938)	(2,155)
Other liabilities – short term	87,282	33,336
Subtotal	168,761	166,699
Adjustments proposed by the due diligence
1 Inventory with low recoverability expectation	(4,868)	(3,980)
2 Clients with past due and installment payments	(77,815)	(91,981)
3 Other assets – short term	(24,327)	(44,116)
Subtotal	(107,010)	(140,077)
Adjusted net working capital	(83,157)	45,166
Other considerations
i Potential risk of change in the CVA values	NQ	NQ
ii Tax, labor, and social security exposures	NQ	NQ
iii Other potential adjustments	NQ	NQ
Source: Audited trial balances and Pw C analysis

Privatization of the Eletrobras System Distribution Companies				10 agosto 2017
PwC				18

Exhibit IV – Balance Sheet

Assets			Liabilities

	Dec-15	Dec-16		Dec-15	Dec-16
In R$ thousand	(Audited)	(Audited)	In R$ thousand	(Audited)	(Audited)
Cash and cash equivalents	9,209	5,200	Suppliers - short term	243,603	246,111
Securities - TVM	139	8	Loans – short term	566,227	302,796
Clients – short term	387,143	379,675	Taxes and contributions	270,527	215,861
Taxes and social contributions – short term	16,469	17,440	Post-employment benefit – short term	42,327	27,609
Deferred Tax Credit - IRPJ	2,783	-	Research and development – short term	13,605	11,128
Indemnification right – short term	45,777	124,431	Labor obligations	45,051	30,711
Inventory	15,508	12,884	Industry charges - short term	7,599	10,315
Financial assets	78,873	132,800	Financial liabilities	47,194	88,192
Other assets – short term	38,965	60,636	Other liabilities – short term	113,668	118,133
Current assets	594,866	733,074	Current liabilities	1,349,801	1,050,856
Clients – long term	215,963	209,391	Loans – long term	715,220	1,378,432
Taxes and social contributions – long term	5,580	7,668	Payable taxes	58,178	187,972
Collaterals and deposits in court - long term	14,557	16,272	Research and development – long term	41,560	54,080
Financial asset – public utility concessions	682,902	865,133	Advance for future capital increase (AFAC)	-	295,402
Other assets – long term	1,305	1,437	Post-employment benefit – long term	13,919	3,273
Investments	146	146	Provisions for lawsuits	78,475	128,244
Intangible assets	11,712	10,279	Other liabilities – long term	499	503
Fixed assets	29,471	33,624	Non-current liabilities	907,851	2,047,906
Non-current assets	961,636	1,143,950	Capital stock	1,272,747	1,272,747
Total assets	1,556,502	1,877,024	Adjustment for equity assessment	(7,366)	(21,193)
Source: Audited trial balances			Accumulated losses	(1,966,531)	(2,473,292)
			Net equity	(701,150)	(1,221,738)
			Total liabilities	1,556,502	1,877,024
Source: Audited trial balances

Privatization of the Eletrobras System Distribution Companies					10 agosto 2017
PwC					19

Exhibit V – Income Statement

Income Statement

In R$ thousand	FY15	FY16
Net Revenue	1,295,388	1,350,046
Operating Cost	(1,442,623)	(1,424,293)
Cost of Electricity	(941,285)	(969,254)
Electricity bought for resale	(870,089)	(878,431)
Charges for use of transmission grid	(77,498)	(90,823)
Transfer of ACR/CDE accounts	6,302
Operation Cost	(329,677)	(303,263)
Labor, materials, and third parties services	(212,974)	(244,993)
Depreciation and amortization	(34,452)	(37,367)
Other	(82,251)	(20,903)
Construction Cost	(171,661)	(151,776)
Gross Profit	(147,235)	(74,247)
Operating Expenses/Revenues	(271,108)	(209,686)
Income from Electricity Service	(418,343)	(283,933)
Financial revenue	97,750	96,294
Financial expenses	(242,395)	(319,122)
Financial results	(144,644)	(222,828)
Income before equity stakes	(562,987)	(506,761)
Net profit (loss)	(562,987)	(506,761)
Source: Audited trial balances and audited financial statements

Privatization of the Eletrobras System Distribution Companies			10 agosto 2017
PwC			20

Exhibit VI – Quantified tax, labor, and social security exposures

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Tax Exposure

Item	Description	Exposure	Risk assessment (*)
1	Non-technical energy losses	106,866	Possible
2	Writing-off of PIS and COFINS credits on charges	82,937	Possible/Remote
3	CVA	10,878	Probable
4	ISS on shared infrastructure and billable services	3,434	Probable/Possible
Total quantified tax exposure		204,115
Source: Pw C analysis
(*) Risk assessment for reported exposures according w ith Loeser e Portela Advogados

Labor and Social Security Exposure

Item	Description	Exposure	Risk assessment (*)
1	PLR disqualification	54,800	Possible
2	Outsourcing of core activities	37,746	Probable
3	Medical and dental care	8,530	Possible
4	Irregularities related to work days	3,241	Probable
Total quantified labor and social security exposure		104,317
Source: Pw C analysis
(*) Risk assessment for reported exposures according w ith Loeser e Portela Advogados

Privatization of the Eletrobras System Distribution Companies			10 agosto 2017
PwC			21

Exhibit VII – Tax credit on tax loss, CSL negative basis, and temporary adjustments

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.
•	The Company has not recognized in its accounting records the
	IRPJ and CSL deferred credit on the tax losses and on the social
	contribution negative basis, or on the temporary adjustments.
•	It is important to note that the tax losses and CSL negative basis
	balances may be offset with future profits up to the limit of 30% of
	the taxable profit of each year (without limitation in time). We
	should stress that the Company cannot use the tax losses and CSL
	negative basis balances if (i) between the date of determination
	and offsetting there has been both a change in its corporate
	control and (ii) of its field of activity.
•	It is important to note that the tax losses and CSL negative basis
	balances are not reduced by the contingencies presented in this
	summary.

	(R$ thousand)	IRPJ	CSL
	Tax Loss/CSL Negative Basis	2,129,804	1,965,753
	IRPJ 25%	532,451	-
	CSL 9%	-	176,918
	Total	532,451	176,918
	Source: ECF and calculation record

Privatization of the Eletrobras System Distribution Companies			10 agosto 2017
PwC			22

CERES
INTELIGÊNCIA FINANCEIRA

Evaluation Report on Eletrobras Distribuição Piauí

Brazilian Development Bank – BNDES

November 2017

Belo Horizonte, November 1, 2017.

Gentlemen,

In furtherance of the service provision agreement, this paper is part of the services retained for Eletrobras Distribuição Piauí privatization, ITEM 3 – “SERVICE A” (Financial & Economic Evaluation), under the BNDES Agreement.

This Report encompasses the purpose, scope, procedures and methodology used, as well as the market and operating assumptions for Valuation of Distributor and the execution of the new Concession Contract1.

Discounted Cash Flow was the methodology used. Assumptions were adhered to, based on information delivered by the Distributors and BNDES, and on general market conditions.

The signed copies of this agreement are kept by the Contracting party.

Best regards,

_______________________________

Alexandre Moreira Galvão
Legal Representative & Stockholding Director

1 Statutory Law 12.783 dated January 11, 2013, Article 8, Paragraph 1 A: “When the service provider is a legal entity directly or indirectly controlled by the government, the Union will be entitled to hold such bidding procedure as described in the head section of this article, combined with the service-providing legal entity control transfer, and granting the utility contract to the new controlling shareholder for a 30-year period.” t Ceres )nteligência Financeira

SUMMARY

Introduction 12

Purpose 12
Disclaimers 12

Methodology 13

PRORET (Tariff Level) 14
General Procedures 14
Operating Costs 19
Other Revenue Calculation 28
Unrecoverable Revenue 31
Statistical Techniques 33
Financial Techniques 33
Discounted Cash Flow 34
Free Cash Flow to Firm – FCFF 35
Capital Asset Pricing Model – CAPM 36
Capital Structure and Discount Rate Breakdown 41
Owners' Equity Cost (Ke) 41
Third-party capital cost (Kd) 42
Weighted Average Cost of Capital – WACC 42
Risk Analysis and Sensitivity Analysis 43
Critical Points and Adaptations 44
Synergies 45
Special Treatments and Specific Risks 46
Related Parties 49
Outstanding CCC Values and other Industry-Related Charges 49
Forecast of 'Light to Everyone' and RGR Flow earmarked to expiration 49

Economic & Financial Evaluation 50

General Assumptions for the Financial Model 50
General Comments on the Report 51
Summary of Business and Existing Structures 52
Features of the Business 52
Financial Statements History 53
Macroeconomic Forecasts 58
Demand Forecasting 60
Demand Forecasting per Class 60
Consumption Units Forecasting 66
Demand Forecasting per Voltage level 67
Network Extension (Km) 68
Common Analyses to Distributors 68
Specific Analyses of Distributor 69
Investment Forecasting 70
Deployment and Renewal 70
Replacement 72
Maintenance 74
PMSO Estimate 75
Common Analyses to Distributors 75
Specific Analyses of Distributor 80
Voluntary Dismissal Plan ("PDV") 91
Common Analyses to Distributors 91
Specific Analyses of Distributor 93
Offsetting for the Transgression of the Continuity Limits 94

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Common Analyses to Distributors 94
Specific Analyses of Distributor 98
Financing 100
Summary of the contracts 100
Net Debt 106
Contingencies 107
Agreements for the Purchase and Sale of Power 108
Summary of Agreements for the Purchase and Sale of Power 108
Other Revenues 110
Analytical History of "Other Revenues" 110
Other Revenues Forecasting 112
Regulatory Remuneration Base Flow 113
Regulatory Remuneration Base Calculation 113
Common Analyses to Distributors 114
Specific Analyses of Distributors 123
Indemnification 130
Tax Loss and Negative Basis of CSL 130
Special Obligations 131
Common Analyses to Distributors 131
Specific Analyses of Distributor 132
Indicators of Quality 133
Analysis of Indicators of Quality 133
DEC and FEC 135
FER 143
IASC 147
INS 151
IAb 154
ICO 157
X Factor Forecast 161
Considerations Commons to the Distributors 161
Specific Analyses of the Distributor 163
Calculation of the Regulatory WACC and Discount Rate 164
Calculation of the WACC Rate 164
Calculation of Ke and WACC of Market 165
Irrecoverable Revenues 168
Analyses Common to the Distributors 168
Specific Analyses of the Distributors 169
Loss Forecast 172
Technical Loss and Loss in the Basic Grid 173
Non-Technical Losses 174
Variation of the Required Working Capital 178
Handling of Special Balances 180
Installment A 181
Solvency Indicators 183
Result Analysis 185
Analysis of Projected Revenue 185
Analysis of Projected Default 186
Analysis of Projected Costs 187
PMSO Analyses 190
Gross Margin and EBITDA Analysis 192
Analyses of Financial Indicators 194
Final Projections and Appraisal Results 195
Projected DRE 195
Indirect Cash Flow 196
FCFF 197
Results 198

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TABLE LIST

Table 1 – Other Revenue Sharing (%) 29
Table 2 – Unrecoverable Revenue per Consumption Class 31
Table 3 – Unrecoverable Revenue Limits – Neutrality of Charges 32
Table 4 - Summary of Applicable Methodologies 41
Table 5 - End 2017 Threshold for Operating Management 47
Table 6 – Assets History – Eletrobras Distribuição Piauí 2012 to 2016 53
Table 7 - Liabilities History - Eletrobras Distribuição Piauí 2012 to 2016 54
Table 8 - Income Statement History - Eletrobras Distribuição Piauí 2012 to 2016 55
Table 9 - Financial Indicators 2012 to 2016 56
Table 10 – Summary of Macroeconomic Indexes 58
Table 11 – Geometric Mean of 2007-2016 Consumptions 61
Table 12 – Geometric Mean of Consumptions 2017-2047 66
Table 13 – Network Forecasting per Voltage Level 1 of 3 69
Table 14 - Network Forecasting per Voltage Level 2 of 3 69
Table 15 - Network Forecasting per Voltage Level 3 of 3 69
Table 16 – Deployment and Renewal 71
Table 17 – Private References 72
Table 18 – VMU/VNR Ratio in 2022 73
Table 19 - Investment in Replacement 73
Table 20 - Proportion of Investment Reference Companies 73
Table 21 – Distribution of Investment with Maintenance prior to Rate Review 74
Table 22 – Maintenance 74
Table 23 – Personnel Expenses Forecasting 1 of 3 81
Table 24 - Personnel Expenses Forecasting 2 of 3 82
Table 25 - Personnel Expenses Forecasting 3 of 3 83
Table 26 - Material Expenses Forecasting 1 of 3 84
Table 27 - Material Expenses Forecasting 2 of 3 84
Table 28 – Material Expenses Forecasting 3 of 3 85
Table 29 - Service Expenses Forecasting 1 of 3 86
Table 30 - Service Expenses Forecasting 2 of 3 86
Table 31 - Service Expenses Forecasting 3 of 3 87
Table 32 - Other Expenses Forecasting 1 of 3 87
Table 33 - Other Expenses Forecasting 2 of 3 88
Table 34 - Other Expenses Forecasting 3 of 3 88
Table 35 – PMSO Expense (BRL '000) and Network Extension (Km) of Evaluated Distributors and Benchmark 89
Table 36 – Estimated Upper and Lower Efficiency Limits - Cepisa 89
Table 37 – Efficiency Limits of Evaluated and Private Distributors 90
Table 38 – Average of Reference Limits for the Evaluated Distributor Limits Forecasting 90
Table 39 – Payroll Realized Dec /16 (in BRL '000) 93

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Table 40 - Voluntary Dismissal Plan (PDV) Forecasting 93
Table 41 – Offsetting History of the Evaluated Distributor and its Benchmarks and Forecasting of the Evaluated Distributor 98
Table 42 – Offsetting History of the Evaluated Distributor up to the Benchmark Group Average 98
Table 43 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Goal 1 of 3 99
Table 44– Offsetting Evolution of the Evaluated Distributor and Comparison with the Goal 2 of 3 99
Table 45 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Goal 3 of 3 99
Table 46 – Financings (1 of 5) 100
Table 47 - Financings (2 of 5) 101
Table 48 – Financings (3 of 5) 102
Table 49 – Financings (4 of 5) 102
Table 50 – Financings (5 of 5) 103
Table 51 - RGR fund financing premises 105
Table 52 – RGR Releases 105
Table 53 – Net Debt Balance 106
Table 54 - Due Diligence Contingencies 107
Table 55 - Power Purchase Agreements 109
Table 56 – Definition of Other Revenues 110
Table 57 – Details on Other Revenues in the Trial Balance Sheet (in BRL '000) 111
Table 58 – Initial and Final Rate of Fully Depreciated Assets over the VNR 122
Table 59 - Regulatory Remuneration Base 4CRTP (R$ '000) – Cepisa 123
Table 60 – Operation of Assets (BRL '000) 3CRTP to 4CRTP – Cepisa 124
Table 61 - ANEEL Adjustments 3CRTP Adjustments – Incremental Base – Cepisa 124
Table 62 - ANEEL 3CRTP Adjustments – Incremental Base – Celpe (*Benchmark*) 125
Table 63 - ANEEL 3CRTP Adjustments - Incremental Base – Energisa Pb (Benchmark) 125
Table 64 - ANEEL 3CRTP Adjustments - Incremental Base – Energisa Se (Benchmark) 126
Table 65 - ANEEL Adjustment Average, Benchmarks Group 3CRTP - Incremental Base 126
Table 66 - ANEEL 3CRTP Adjustments - Armored Base – CEAL 126
Table 67 - ANEEL 3CRTP Adjustments - Armored Base – Cepisa 127
Table 68 - ANEEL Adjustment Average, Group Evaluated Distributors 3CRTP - Armored Base 127
Table 69 – Balance of the Cepisa Fixed Assets in Progress in Feb/17 129
Table 70 – Indemnification Forecasting 130
Table 71 – Tax Loss Balances and CSL Negative Base 130
Table 72 – Special Obligations Forecasting (in BRL '000) 132
Table 73 – History of Special Obligations and Recurrence (in BRL '000) 132
Table 74 - Weight Values of Indicators of Quality of Concession Holders with more than 60 thousand Consumption Units 134
Table 75 – DEC and FEC Global Limits from 2018 to 2022, including 137
Table 76 - DEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3 138
Table 77 - DEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3 138
Table 78 - DEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3 138
Table 79 – Indicator of Forecasted/Realized DEC X ANEEL Limit 2015-2047 139
Table 80 - Realized DEC Variation Rate and Potential per Period 139
Table 81 – Benchmark Evaluation Premises 139

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Table 82 – DEC Benchmark Curve 140
Table 83 - FEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3 140
Table 84 - FEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3 140
Table 85 - FEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3 140
Table 86 - Indicator of Forecasted/Realized FEC X ANEEL Limit 2015-2047 141
Table 87 - Realized and Potential FEC Variation Rate per Period 141
Table 88 – Benchmark Evaluation Premises 142
Table 89 - FEC Benchmark Curve 142
Table 90 – FER Indicator - Realized/Forecasted x ANEEL Limit 1 of 3 144
Table 91 - FER Indicator - Realized/Forecasted x ANEEL Limit 2 of 3 144
Table 92 - FER Indicator - Realized/Forecasted x ANEEL Limit 3 of 3 144
Table 93 - FER Indicator - Forecasted/Realized X ANEEL Limit 2015-2047 145
Table 94 – Realized and Potential FER Variation Rate per Period 145
Table 95 - FER Realized Benchmark 145
Table 96 - FER Realized Benchmark Group 146
Table 97 - IASC Indicator – Realized/Forecasted x Goal 1 of 3 148
Table 98 - IASC Indicator – Realized/Forecasted x Goal 2 of 3 148
Table 99- IASC Indicator – Realized/Forecasted x Goal 3 of 3 148
Table 100 - IASC Indicator - Forecasted/Realized X ANEEL Limit 2015-2047 149
Table 101 – Realized and Potential IASC Variation Rate per Period 149
Table 102 - IASC Realized Benchmark 149
Table 103 - IASC Realized Benchmark Group 150
Table 104 - INS Indicator Realized and Projected x Goal 1 of 3 151
Table 105 - INS Indicator Realized and Projected x Goal 2 of 3 151
Table 106 - INS Indicator Realized and Projected x Goal 3 of 3 152
Table 107 - INS Indicator Projected/Realized X ANEEL Limit 2015-2047 152
Table 108 – Realized and Potential Variation Rate of INS per Period 152
Table 109 - INS Realized Benchmark 153
Table 110 – Group of Benchmark of INS Realized 153
Table 111 - IAb Indicator – Realized/Projected x Goal 1 of 3 154
Table 112 - IAb Indicator – Realized/Projected x Goal 2 of 3 154
Table 113 - IAb Indicator – Realized/Projected x Goal 3 of 3 155
Table 114 - IAb Indicator - Projected/Realized X ANEEL Limit 2015-2047 155
Table 115 – Realized and Potential Variation Rate of IAb per Period 155
Table 116 – Benchmark of IAb Realized 156
Table 117 – Group of Benchmark of IAb Realized 156
Table 118 - ICO Indicator – Realized/Projected x Goal 1 of 3 158
Table 119 - ICO Indicator – Realized/Projected x Goal 2 of 3 158
Table 120 - ICO Indicator – Realized/Projected x Goal 3 of 3 158
Table 121 - ICO Indicator - Projected/Realized X ANEEL Limit 2015-2047 159
Table 122 –Realized and Potential ICO Variation Rate per Period 159
Table 123 – Benchmark of ICO Realized 159
Table 124 – Group of Benchmark of ICO Realized 160
Table 125 – Evolution and Impact of the X Factor Components 163

Ceres Inteligência Financeira 8

Table 126 – Calculation of Regulatory WACC 164
Table 127 – Calculation of the Cost of equity (Ke) 165
Table 128 – Financial Structure of the Companies 166
Table 129 - Enterprise Value and Company Debt 167
Table 130 – Weighted Cost of Debt used for the composition of Kd 167
Table 131 - CDI Bradesco Forecast 167
Table 132 – Calculation of Kd Cost 167
Table 133 – Calculation of the Weighted Average Cost of Capital (WACC) 167
Table 134 – Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2016-2027 (%) 169
Table 135 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2028-2037 (%) 169
Table 136 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2038-2047 (%) 170
Table 137 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2048-2052 (%) 170
Table 138 – Distribution of Total Invoicing and Not Received (in R$ '000) 170
Table 139 - Goals ANEEL per Regulatory Cycle 171
Table 140 – Level of Technical Loss and Loss in the Basic Grid. 173
Table 141 – Projected Regulatory Losses 1 of 3 175
Table 142 – Projected Regulatory Losses 2 of 3 175
Table 143 – Projected Regulatory Losses 3 of 3 175
Table 144 – Annual Loss Decrease Rate Definition: Benchmark Company CEMAR 176
Table 145 – Starting Point and Goal of Non-Technical Losses 176
Table 146 – Projected Actual Losses 1 of 3 176
Table 147 – Projected Actual Losses 2 of 3 176
Table 148 – Projected Actual Losses 3 of 3 177
Table 149 – Initial Balances of the Working Capital 178
Table 150 – Parameters of projected NCG 179
Table 151 – Benchmark operating due dates Northern Region 179
Table 152 – Balances with special treatment 180
Table 153 – Settlement of Long-Term Balances 180
Table 154 - Sectorial Charges 181
Table 155 - Transmission Costs 182
Table 156 - Benchmark Revenue and Annual Revenue 182
Table 157 - CVA 183
Table 158 – Solvency Indicator 184
Table 159 – Evolved Gross Income 185
Table 160 – Default 186
Table 161 - Operating Costs and Expenses 187
Table 162 – Costs versus EBITDA 187
Table 163 – PMSO Expenses (in R$ MM) 190
Table 164 – Analysis of Net Revenue, Costs and Gross Margin 192
Table 165 – Evolved EBITDA, Gross Profit and Expenses 193
Table 166 – Summary Financial Indicators 2017 to 2026 (1 of 3) 194
Table 167 – Summary Financial Indicators 2027 to 2036 (2 of 3) 194
Table 168 – Summary Financial Indicators 2037 to 2047 (3 of 3) 194
Table 169 – Projected DRE Eletrobras Distribuição Piauí 195

Ceres Inteligência Financeira 9

Introduction

Purpose

The purpose of this paper is to issue a Financial & Economic Evaluation Report on Eletrobras Dis-tribuição Piauí and on the execution of a new Concession Contract, in order to shore up the accurate dimensioning and provide technical support in the business deals of the Company.

The purpose of the financial evaluation, besides the main point of determining the business Valuation, is to present scenarios, existing synergies for the business, and value possibilities that may be perceived by the market, as well as associated liabilities. From the company’s viewpoint, the discounted cash flow method reckons in numbers and at present value the whole dimension of the business, on a realistic basis, and taking into account potential points of exploitation of the concession contract, in view of the current structure.

Added hereto are the sensitivity analysis and the risk analysis, in addition to other valuable methods, such as comparative evaluation by multiples or similar transactions, aiming at reaching the clearest perception of the business value interval and possible structures that could make the transaction more efficient, both for the buyer and the seller.

Disclaimers

The job described in this paper was developed according to information obtained from sources appointed by Eletrobras Distribuição Piauí and data delivered by ANEEL.

This evaluation does not take into account the penalties for electricity over-contract by the enterprise at issue, because it was assumed that the new utility company could afford settling its positions at market prices. Ceres hereby highlights that sudden changes in macroeconomic indicators and electricity prices may have some bearing on the values pointed out herein.

Please note that this paper does not contain a Compensation Basis added by the enterprise’s current PP&E positions. The accounting entries covering the current PP&E positions may be found in section “Comments on Current Assets” for invertors’ information.

Methodology

Evaluating a distributor is based on the set of regulations making up the tariff review base applicable to inter-cycle tariffs and tariff readjustments, as well as on the economic pillar of effective forecasts, especially about costs incurred and capital invested. The set of regulations gives direction to the Required Revenue, which is the criterion to set the tariffs used by the distributors. Such tariffs arise from tariff reviews, decomposed from Installment A (non-manageable costs) and Installment B (manageable costs).

Tariff reviews are based on “tariff moderateness” and “continued award to efficiency” principles, with the different complexity/size areas being taken into consideration.

Costs and expenses, taxes, working capital, provision for indemnities and contingencies, and actual disbursements complement the economic flow, to be dimensioned in forecast and at present value, for business analysis.

Please find below some directives forming the tariff review base, dimensioned at the Tariff Level and specified in PRORET (Portuguese acronym standing for “Tariff Regulation Procedures”). The cash flow and the capital cost definition methods used in this evaluation are detailed below. As a final point, find our comments on this paper’s directives for specific approaches and risk analysis.

PRORET (Tariff Level)

General Procedures

Electricity distribution public service utility companies (hereinafter referred to as "distributors") tariff level in Brazil is regulated by ANEEL as stipulated in PRORET documentation. This section summarizes the main methodological elements of the Tariff Review Process according to PRORET Sub-module 2.1 (version 2.2 effective as of 27-Jun-2016) and the Tariff Readjustment Process according to PRORET Sub-module 3.1 (version 1.4 effective as of 28-Mar-2016).

This paper contains a description of the forecast methods per element of Installment A and Installment B, while this section is dedicated to tariff calculation methodological indication.

Tariff Review

The Required Revenue calculated in the distributors' tariff level definition comprises the sum of two installments, namely Installment A and Installment B.

$$RR = VPA + VPB$$

Wherein:

- RR means Required Revenue;
- VPA means Value of Installment A, which comprises the costs related to the electricity generation and transmission business, including own generation and industry-related charges;
- VPB means Value of Installment B, which comprises typical costs of distribution and customer management.

Installment A is obtained by the sum of the following elements:

$$VPA = CE + CT + ES$$

Wherein:

- VPA means Value of Installment A;
- CE means cost of electricity acquisition and own generation;
- CT means cost of connection to and use of distribution/transmission systems;
- ES means industry-related charges defined in specific law;

Value of Installment B is calculated in the tariff review process, according to distributor's review schedule (every five years), in line with the following equation:

$$VPB = (CAOM + CAA) \times (1 - P_m - MIQ) - OR$$

Ceres Inteligência Financeira 14

CERES
INTELIGÊNCIA FINANCEIRA

Wherein:

- VPB means Value of Installment B;
- $CAOM$ means Administration, Operation & Maintenance Cost;
- CAA means Annual Cost of Assets;
- P_m means Market Adjustment Factor, calculated with the same calculation methodology as element P_d in the X Factor (Sub-module 2.5);
- MIQ means Quality Improvement Incentive Mechanisms calculated with the same calculation methodology as element Q in the X Factor (Sub-module 2.5);
- OR means Other Revenue, calculated according to Sub-module 2.7;

Administration, Operation & Maintenance Costs are comprised of the following elements:

$$CAOM = CO + RI$$

Wherein:

- $CAOM$ means Administration, Operation & Maintenance Cost;
- CO Other operating costs
- RI means Unrecoverable Revenue;

The Annual Cost of Assets is calculated by the sum of the following elements:

$$CAA = RC + QRR + CAIMI$$

Wherein:

- CAA means Annual Cost of Assets;
- RC means Yield on Capital, including income taxes and contributions;
- QRR means Statutory Reintegration Quota;
- $CAIMI$ means Annual Cost of Property & Equipment;

Yield on Capital is calculated through the following equation:

$$RC = (BRRL - RGR) \times r_{wacc_{pré}} + RGR \times r_{rgr} + RC_{OE}$$

Wherein:

- RC means Yield on Capital;
- $BRRL$ means Statutory Net Yield Base, according to Sub-module 2.3;
- RGR means the debt balance of the Global Reversal Reserve;
- $r_{wacc_{pré}}$ means Real Capital Weighted Average Cost before Taxes, according to Sub-module 2.4;
- r_{rgr} means RGR capital cost, weighted per destination (PLPT and non-PLPT), according to Sub-module 2.4;
- RC_{OE} means Yield on Investments obtained from Special Liability funds.

Yield on Investments obtained from Special Liability funds is calculated through the following equation:

$$RC_{OE} = \frac{r_p - r_f}{1 - t} \times 0{,}5 \times P \times \frac{CAOM}{CAOM + CAA - RC_{OE}} \times OES_b$$

Ceres Inteligência Financeira 15

CERES
INTELIGÊNCIA FINANCEIRA

$$CAV = BAR_V \times \left[\frac{1}{VU} + \frac{r_{WACC_{pré}}}{2}\right]$$

Wherein:

- CAV means Annual Cost of Vehicles;
- BAR_V means the statutory annuity base amount regarding investments in vehicles, as per Sub-module 2.3;
- VU means the lifespan, as defined in Table XVI of the Annex to the Electricity Market Equity Control Manual (MCPSE).

Annual Cost of Computer Systems is calculated through the following equation:

$$CAI = BAR_I \times \left[\frac{1}{VU} + \frac{r_{WACC_{pré}}}{2}\right]$$

Wherein:

- CAI means Annual Cost of Computer Systems;
- BAR_I means the statutory annuity base amount regarding investments in computer systems, as per Sub-module 2.3;
- VU means the lifespan, as defined in Table XVI of the Annex to the Electricity Market Equity Control Manual (MCPSE).

Annual Tariff Readjustment

Every year where there is no Ordinary Tariff Review, the adjustment formulas contained in Sub-module 3.1 in PRORET are to apply. In such years, VPB is not calculated, but adjusted for money value at IGP-M and also considering the X Factor.

In its turn, Installment A is calculated by taking into account the conditions on the Former Reference Date (DRA) and the Reference Market, as follows:

1. For electricity bought: "Electricity Bought" amount valued at "Average Price of Transfer" considered in the former year's readjustment or review;
2. For connection to distribution/transmission systems and for TUSDg-T and TUSDg-ONS elements: values considered in the former year's readjustment or review;
3. For use of distribution/transmission systems: amounts of power demand retained in the reference period and associated electricity, valued at the respective tariffs considered in the former year's readjustment or review; and
4. For the other items in Installment A: values resulting from applying the relevant tariff elements, in force on the Former Reference Date (DRA), to the Reference Market, so as to assure economic neutrality of industry-related charges.

Value of Installment A, given the current juncture on the in-processing readjustment date (DRP), and the Reference Market, is calculated from different tariffs according to the electricity source, i.e., own generation, PROINFA, Itaipú and other agreements and contracts.

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Value of Installment B, given the current juncture on the Former Reference Date (DRA), and the Reference Market, is calculated as follows:

$$VPB_0 = RA_0 - VPA_0$$

Wherein:

- VPB_0 means Installment B in current juncture on DRA;
- RA_0 means Annual Revenue on DRA or "Reference Revenue";
- VPA_0 means Installment A in current juncture on DRA;

Value of Installment B, given the current juncture on the in-processing readjustment date (DRP), is calculated as follows:

$$VPB_1 = VPB_0 \times (IGPM - X)$$

Wherein:

- VPB_1 means Installment B in current juncture on DRP;
- VPB_0 means Installment B in current juncture on DRA;
- $IGPM$ means General Price Index by Getúlio Vargas Foundation (FGV);
- X means the value to the subtracted from IGP-M with a view to sharing with users and customers of distributor the competitiveness and corporate efficiency gains estimated for the period, thus contributing to tariff moderateness, as per Sub-module 2.5.

Hence, the Annual Revenue is the new revenue of the utility company on the DRP and corresponds to the sum of the new Installment A and Installment B, as follows:

$$RA_1 = (VPA_1 + VPB_1)$$

Wherein:

- VPA_1 means Installment A in current juncture on DRP;
- VPB_1 means Installment B in current juncture on DRP;

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Operating Costs Abstract

At this stage, we calculated items related to the tariff level cost elements. The operating costs calculated for the distributor take into account the own costs and the other distributors’ costs. The other distributors are included in the calculation to form the efficient cost goal of the distributor under evaluation. The Statutory Operating Costs are forecasted from two angles:

1. Statutory Cost from Nov-2017 to Nov-2023 equivalent to such value as specified in Technical Note 149/2017 SRM/SGT/SRD/SFF/ANEEL;

2. Statutory Cost calculation from Nov-2023 through such methodologies as described in Submodules 2.2 and 2.2-A of PRORET, considering the information obtained from RT 2013, SAMP, BDGD and Financial Statements as the reference values.

Accordingly, the operating costs calculation as of 2013 adhered to the following brief plan of work:

1. Collect data from ANEEL documents; a. PRORET sub-module 2.2 b. PRORET sub-module 2.2-A c. APPROVAL RESOLUTION # 1.858 DATED FEBRUARY 27, 2015; d. Technical Note 409/2013-SRE/ANEEL;

2. Market Data Collection from SAMP (Economic Regulation Market Information Monitoring System);

3. Data Collection of distributor’s structure from BDGD (Distributor’s Geographic Database);

4. Data Collection from the two most-recent annual Financial Statements available;

5. Updating Factor Calculation based on the methodology of Module 2.2, V2.0, PRORET;

6. Efficient Costs Interval Calculation;

7. Operating Costs Goal Definition;

8. Operating Costs Revenue Calculation;

9. Report containing all the calculations made and results obtained upon the application of the proposed methodology;

Please find below a detailed description of such stages.

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Database

Inputs

The Operating Costs calculation required:

1. Information about Cycle 3 Installment B review and parameters, applicable to Distributor;
2. Sub-modules 2.2 and 2.2-A of PRORET;
3. Statutory PMSO, effective from Nov/2017 to Nov/2023, according to Technical Note 149/2017-SRM/SGT/SRD/SFF/ANEEL and Technical Note no. 293/2017-SGT/ANEEL;
4. Data on underground network, air distribution network, high voltage network, consumer-units, weighted market, non-technical losses, discontinued consumer/hour, regarding the next tariff review;
5. Access to SAMP;
6. Data from BDGD.

Operating Costs Revenue Calculation

Inputs

Additional revenue in connection with operating costs from Nov-2017 to Nov-2023 corresponds to the amount entered in the last column of the table in Item 43 of Technical Note 149/2017 SRM/SGT/SRD/SFF/ANEEL. As specified in TN 149, the additional revenue amounts are adjusted at IPCA from the 2016 tariff process thru the 2017 tariff process date; after that period, Installment B is adjusted at IGP-M and the X Factor.

Data required for Operating Costs Revenue calculation as of 2023 were taken from the technical note of the most recent tariff review of Distributor:

1. Value of operating costs approved in the most recent tariff review, adjusted;
2. Value of Installment B in the most recent tariff review;
3. X Factor's T Element in the most recent tariff review;
4. Installment B revenue in the test-year; (it is calculated based on the distribution tariffs arising from the tariff opening of the most recent readjustment, applied to the market in the test-year);
5. Number of years in the utility company's tariff cycle.

Calculation Methodology

$$CO_{At} = \frac{CO_{Rev} - VPB_{Rev}\left(1 - (1 - T_{Rev})^{N-1}\right)}{VPB_{Rev}(1 - T_{Rev})^{N-1}} . VPB_{At}$$

Wherein:

CO_{At} *: operating costs revenue in the test-year;*
CO_{Rev} *: value of operating costs approved in the most recent tariff review, adjusted;*

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VPB_{Rev}: value of Installment B in the most recent tariff review;
T_{Rev}: X Factor's T Element defined in the most recent tariff review;
VPB_{At}: Installment B revenue in the test-year;
N: number of years in the utility company's tariff cycle.

Results

Based on such calculations, we tried to identify the magnitude relating to the statutory operating costs in Installment B formation in the most recent review;

Operating Costs Target Calculation

Inputs

1. Result of operating costs revenue calculation;
2. Efficient statutory operating costs ceiling;
3. Efficient statutory operating costs floor;
4. Real Average OpEx (for average OpEx calculation, the average value of real operating costs, in the two consecutive years nearest the tariff review, considering the most recent information available, with money value adjustment at IPCA, thru the tariff review date, was taken into account).

Calculation Methodology

$$CO_{ef} = \min(\max(CO_{At}; LI); LS)$$

Wherein:

CO_{ef}: Efficient statutory operating costs value;
LS: Efficient statutory operating costs ceiling;
LI: Efficient statutory operating costs floor;

and

$$\Delta CO = \min\left(\left|\sqrt[N]{\frac{CO_{ef}}{CO_{At}}} - 1\right|; 5\%\right)$$

and

$$CO_{meta} = CO_{At}(1 \pm \Delta CO)^N$$

Wherein:

ΔCO: statutory operating costs annual fluctuation;
CO_{meta}: operating costs target adjusted to annual fluctuation ceiling;

and

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$$CO^{t}_{meta} = \frac{1{,}2.Opex_{médio} + CO_{meta}}{2}$$

Wherein:

CO^{t}_{meta} : *statutory operating costs target with sharing;*
$Opex_{médio}$: *real operating costs average;*

Results

The efficient operating cost value was defined by comparing the operating costs revenue at the time of the review with the efficient operating costs interval for the utility company at issue.

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Efficient Costs Interval

Inputs

1. Efficiency reference (76% as per PRORET);
2. OpEx (Annex II in PRORET);
3. Statutory operating costs ceiling;
4. Statutory operating costs floor;
5. Efficiency interval ceiling calculated for the company;
6. Efficiency interval floor calculated for the company;
7. Updating factor.

Calculation Methodology

$$LS = \alpha . \frac{\theta_{sup}}{\theta_{ref}} . Opex$$

$$LI = \alpha . \frac{\theta_{inf}}{\theta_{ref}} . Opex$$

Wherein:

LS : *Statutory operating costs ceiling;*
LI : *Statutory operating costs floor;*
θ_{sup} : *Efficiency interval ceiling calculated for the company;*
θ_{inf} : *Efficiency interval floor calculated for the company;*
θ_{ref} : *Efficiency reference;*
$Opex$: *Company's real operating cost used to calculate efficiency;*
α : *Updating factor.*

Results

The efficient cost intervals were used to calculate the Operating Costs Target.

Updating Factor

Inputs

1. Product weight in "t" and "t+1";
2. Input weight in "t" and "t+1";
3. Company's scale factor in "t" and "t+1";
4. Products in "t" and "t+1".

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Calculation Methodology

$$Opex_{ef} = \frac{1}{u}\left(\sum_{j=1}^{m} v_j y_i + \varphi\right)$$

Wherein:

$Opex_{ef}$: *the efficient cost estimated for the utility company;*
y_i : *company's product "j";*
v_j : *weight assigned to product "j";*
u : *weight assigned to the input;*
m : *total products;*
φ : *company's "scale factor".*

$$x = \frac{Opex_{ef}^{t+1}}{Opex_{ef}^{t}} \cdot \frac{IPCA^{t+1}}{IPCA^{t}}$$

Wherein:

$Opex_{ef}^{t+1}$: *efficient cost estimated on the tariff review base date;*
$Opex_{ef}^{t}$: *efficient cost estimated on the efficiency calculation base date;*
$IPCA^{t+1}$: *IPCA index number in the month preceding the tariff review base date;*
$IPCA^{t}$: *IPCA index number in the month preceding the efficiency calculation base date.*

Results

The Updating Factor was used to calculate the efficient cost intervals.

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The X Factor Calculation

The X Factor is mainly aimed at assuring that the balance between efficient revenues and expenses, set at the time of the tariff review, is maintained during the tariff cycle.

The approach adopted by ANEEL to calculate the X Factor aims to define it from potential productivity gains compatible with the market growth level, the number of consumer-units, and the service quality, in addition to fostering a transition of efficient operating costs.

In order to meet that purpose, the X Factor is comprised of three elements, namely:

$$Fator\ X = P_d + Q + T$$

Wherein:

P_d : Productivity gains from distribution;
Q: Technical and commercial quality of the service delivered to consumers;
T: Operating costs trajectory:

The Pd and T elements are defined *ex ante*, i.e., at the time of the tariff review. The T element calculation rule is described in Sub-module 2.2 – Operating Costs. The Q element is specified per tariff repositioning *ex post* with technical and commercial quality data for the two previous years, available in April each year.

Productivity gains from distribution (Pd)

Inputs

1. Total productivity of factors;
2. Electricity variation invoiced by the utility company between the last two cycles;
3. Growth of electricity invoiced by the market between the last two cycles;
4. Variation of the utility company's consumer-units between the last two cycles;
5. Variation in the number of consumer-units in the market between the last two cycles.

Methodology

$$P_d(i) = PTF + 0{,}14 \times \left(\Delta MWh(i) - \overline{\Delta MWh}\right) - 0{,}04 \times \left(\Delta UC(i) - \overline{\Delta UC}\right)$$

Wherein:

PTF: Average productivity of the distribution segment at 1.53% p.a.;
ΔMWh(i): Market average annual variation of utility company "i" from the former tariff review thru the current tariff review;
Average ΔMWh : Distributors' market average annual variation at 4.65% p.a.;

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$\Delta UC(i)$: Average annual variation of in the number of consumer-units invoiced by the utility company "i" from the former tariff review thru the current tariff review;
Average $\Delta UC(i)$: Average annual variation in the number of consumer-units at 3.39% p.a.;

Results

With the X Factor's Pd Element, the review may comprise the potential productivity gains arising from electricity distribution, estimated from the ratio between market growth and increased costs of that business.

Please note that in the evaluation such factor will be set at zero between the agreement execution date and the first subsequent ordinary tariff review, as highlighted in the draft[2] agreement.

Technical and commercial quality of service delivered to consumers (Q)

The technical and commercial quality (the Q element) incentive mechanism is specified every tariff readjustment *ex post* with the technical and commercial quality data for the last two years, available in April each year.

Operating costs trajectory (T)

The X Factor's T Element is aimed at setting a trajectory in the statutory operating costs definition. Essentially, it is a transition between different methodologies to set the efficient operating costs. The operating costs calculation methodology is described in section "Operating Costs".

Inputs

1. Operating Costs Revenue;
2. Operating Costs Target;
3. Current tariff review Installment B value;

Calculation Methodology

$$CO_p = CO_{Lt} + \frac{(CO_{meta} - CO_{Lt})}{N}$$

[2] Draft Agreement, Official Letter 113/2017-DR/ANEEL, 03-May-17, from Romeu Donizete Rufino, Procedure 48510.000502/2017-00, Clause 19 – Transient Provisions, Section 3, Item I: "The value of the X Factor's Pd Element shall be set at 0 (zero)".

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$$T_p = \left(1 - \sqrt[N-1]{\frac{CO_{meta}}{CO_p}}\right) \times \frac{CO_p}{VPB_p}$$

Wherein:

CO_p : statutory operating costs value to be taken into account in the current tariff review;
CO_{At} : operating costs revenue in the test-year;
CO_{meta} : operating costs target adjusted to annual fluctuation ceiling;
N: number of years in the utility company's tariff cycle;
T_p : the X factor's operating costs "trajectory" element for the current review;
VPB_p : current tariff review Installment B value.

Results

The result of the abovementioned calculations is the X Factor's operating cost "trajectory" element. The T element was used to deduct or add part of the operating costs from or to the tariffs, gradually, over the Distributor's review cycle.

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Other Revenue Calculation

Other Revenue calculation to be taken into account in the tariff readjustment is based on Sub-module 2.7, V2.1, in PRORET. By definition, “Other Revenue” is classified in two groups, namely: (1) Revenue inherent to electricity distribution service; and (2) Revenue from other business segments. Each type of Other Revenue account has a revenue sharing ratio defined by PRORET, which is used to calculate the Other Revenue value to be discounted from Installment B in the tariff review process, with a view to encourage the service provision efficiency.

$$VPB = (CAOM + CAA) \times (1 - P_m - MIQ) - OR$$

Wherein:

CAOM: Administration, Operation & Maintenance Cost;
CAA: Annual Cost of Assets;
P_m *: Market Adjustment Factor;*
MIQ: Quality Improvement Incentive Mechanism; and
OR: Other Revenue.

Revenue inherent to electricity distribution service

Non-tariff revenue related to electricity supply, invoiced with billable services. The sharing of such revenue was 60% (of gross revenue) assigned to consumers of the distribution service and 40% to the utility company, with a view to encourage the service provision efficiency.

Revenue from other business segments

Revenue from activities of an economic nature that is accessory to the concession contract or permit agreement, performed for its own account and risk.

Proper Accessory Activities: regulated activity delivered by the distributor only and subject to inspections.

The sharing of revenue from proper accessory activities was 60% (of gross revenue) assigned to consumers of the distribution service and 40% to the utility company, with a view to encourage the service provision efficiency. Such amount was discounted from Installment B, variable Other Revenue (OR).

Complementary Accessory Activities: non-regulated activity, the delivery of which is related to the distribution service fruition, and which may be delivered either by the distributor or by third parties, subject to the consumer code rules and antitrust laws.

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The sharing of revenue from complementary accessory activities was 60% (of gross revenue) assigned to consumers of the distribution service and 40% to the utility company, with a view to encourage the service provision efficiency. Such amount was discounted from Installment B, variable Other Revenue (OR). Exception being made to items (8), (10), (11) and (13), where the sharing ratio was 30%, and item (14), where the sharing ratio was 50%.

Table 1 – Other Revenue Sharing (%)

Other Revenue Sharing	
Activities inherent to the distribution service	
Billable services	60%
Proper accessory activities	
Collection of covenants or values through the invoice	60%
Collection of third-party invoices through own structure	60%
Advertising placement	60%
Rent or paid assignment of real estates and rooms	60%
Infrastructure sharing	60%
Technical evaluation and meter gauging	60%
Tax liability service commissioning	60%
Complementary accessory activities	
(1) electricity distribution networks, aimed at land regularization of specific interest and to the service of the enterprises of multiple consumer units	60%
(2) electricity networks for access to the transmission or distribution systems	60%
(3) electricity substations	60%
(4) internal electrical installations of consumer units	60%
(5) capacitors bank	60%
(6) input patterns of consumer units serviced at low voltage	60%
(7) electric power metering systems	60%
(8) generators, including distributed microgeneration and minigeneration sets	30%
(9) public lighting systems	60%
(10) Efficiency of electric power consumption and installation of qualified cogeneration, provided they are not included in R&D or Energy Efficiency projects established by law.	30%
(11) Data communication services (including PLC)	30%
(12) Consulting services	60%
(13) Commercialization of property rights and products obtained in a Research and Development (R&D) project regulated by ANEEL, with proof of resource allocation for Northern, Northeastern, and Midwest regions.	30%
(14) Commercialization of property rights and products obtained in a Research and Development (R&D) project regulated by ANEEL, with proof of resource allocation for Northern, Northeastern, and Midwest regions.	50%

Source: Prepared by us, based on Sub-module 2.7 in PRORET.

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General Rules

Revenues deemed a reference to reach tariff moderateness shall correspond to the average revenue invoiced plus taxes, in the 36 months preceding the 6th month before the review date, updated at IGP-M3 thru the review date, multiplied by 12, as defined in Chapter 3 “Other Revenue Methodology” of Sub-module 2.7 in PRORET.

· In the event the activity was started within a period shorter than 36 months, then we considered the average revenue invoiced thru the 6th month before the review date, updated at IGP-M, multiplied by 12.

3 Value updating calculation: A * updating at IGP-M thru review date * 12. Wherein, for updating in:

2015 and 2016: A = average revenue invoiced in the last 12 months, as of the 2nd month before the tariff review date;
2017: A = average revenue invoiced in the last 24 months, as of the 6th month before the tariff review date;
2018 on: A = average revenue invoiced in the last 36 months, as of the 6th month before the tariff review date.

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Unrecoverable Revenue

The statutory unrecoverable revenue was calculated according to PRORET, Sub-module 2.2, V2.0, Chapter 4 "Unrecoverable Revenue Methodology". The unrecoverable revenue value to be considered in the tariff review process encompasses two sides: unrecoverable revenue related to values invoiced with industry-related charges and other items of required revenue added by the tariff band estimated invoicing values.

This second portion is calculated as follows:

$$V_{RI} = \frac{RR + Receita\ de\ Bandeiras - Encargos}{1 - ICMS - PIS - COFINS} x \left\{ \sum_{C} [(\rho_c x RI_c)] \right\}$$

Wherein:

VRI: unrecoverable revenue value to be taken into account;
RR: Required Revenue;
Band Revenue: tariff band estimated revenue
Industry-Related Charges: values of industry-related charges defined in the tariff review;
ρc: class C consumers participation in total revenue verified in the test-year.
RIc: statutory unrecoverable revenue ratio, regarding Class C, in the group which the company belongs to.

The unrecoverable revenue ratios to be taken into account per company, per consumption class, are described in the following table. These amounts have been kept constant over the years.

Table 2 – Unrecoverable Revenue per Consumption Class[4]

Company	Houses	Plants	Business	Farms	Govern-ment	Street Lights	Public Ser-vice	Group
Amazonas Energia	1.88%	1.50%	0.98%	1.98%	0.28%	0.05%	0.08%	Group 1
Ceal	1.44%	1.05%	0.72%	1.18%	0.23%	0.05%	0.06%	Group 1
Cepisa	1.29%	0.94%	0.55%	1.18%	0.22%	0.05%	0.05%	Group 1
Eletroacre	1.14%	0.78%	0.55%	1.07%	0.20%	0.01%	0.02%	Group 1
Ceron	0.86%	0.50%	0.48%	0.81%	0.11%	0.01%	0.01%	Group 1
Boa vista	0.08%	0.00%	0.06%	0.02%	0.00%	0.00%	0.00%	Group 2

Source: ANEEL PRORET 2.2A V1.0

[4] PRORET Sub-module 2.2, Normative Resolution 660/2015 dated 28-Apr-2015.

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The portion of unrecoverable revenue regarding industry-related charges is calculated through the following equation:

$$V_I = \frac{Sectorial\ Charges}{1 - ICMS - PIS - COFINS} x \{\sum_c (\rho_c x RI_c)\}$$

Wherein:

VI: unrecoverable revenue value to be considered related to industry-related charges;
Industry-Related Charges: values of industry-related charges defined in the tariff review;
ρc: class C consumers participation in total revenue verified in the test-year.
R/i: Median of ratios of unrecoverable revenue of the company, related to Class C, verified from the aging of the period from 49 to 60 months in the year preceding the tariff review year.

The real ratios of unrecoverable revenue per consumption class are limited to the values shown in the following table. Such values were perpetuated for the evaluation.

Table 3 – Unrecoverable Revenue Limits – Neutrality of Charges[5]

Class	Houses	Plants	Business	Farms	Government	Street Lights	Public Service
Group 1	2.11%	2.95%	1.28%	3.56%	2.00%	3.29%	2.23%
Group 2	0.47%	0.49%	0.54%	0.36%	1.21%	3.66%	0.15%

Source: ANEEL PRORET 2.2A V1.0

[5] PRORET. Sub-module 2.2. REN # 660/2015.

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Statistical Techniques

During the project, statistical techniques were worked, such as the multi-varied analysis for demand forecast and sensitivity analysis.

Financial Techniques

Please find below the techniques that are comprised by the methodology of the financial and economic analysis for the evaluation. You may see the description of the Free Cash Flow to Firm. Then, you will find the analysis on the composition and formation of the capital cost that reflects the discount rate compatible with the business risk.

Discounted Cash Flow Introduction

The technique used for evaluation is based on the Discounted Cash Flow methodology, which is supported on the hypothesis that the value of a project depends on its capacity to generate wealth in the future. Revenues, costs, expenses, investments and other working capital requirements are estimated, in addition to all the items that affect the enterprise’s cash fluctuation, for a given period of time.

Seeing as the generated cash flow values occur in different time spans, these must be summed and compared in a current equivalence. Thus, the net balances reckoned per period are taken to present value at a discount rate reflecting the risks inherent to the business, added by the risk-averse investors opportunity cost, i.e., an attractiveness rate reflecting the business capital providers opportunity cost.

Such rate is given by value parameters generally offered by government bonds, incorporates the specific risk of the business, and is calculated based on CAPM (Capital Asset Pricing Model). By that model, the project owners’ equity (Ke) cost is calculated.

To calculate the project values, the owners’ equity cost (Ke) is weighted with the third-parties’ equity cost (Kd), in proportion to the capital structure used in the project, resulting in the enterprise’s WACC (Weighted Average Cost of Capital).

There are different versions of the Discounted Cash Flow methodology, and this paper adheres to the Free Cash Flow to Firm (FCFF) approach.

Free Cash Flow to Firm – FCFF

The Free Cash Flow to Firm approach uses the weighted average capital cost (WACC) to discount at present value the free cash flow to firm. Hence, all resources available for dividend distribution or reinvestment are taken into account, but amortization flows and third-party debt interests paid are not considered, the yield on which is implied in estimated WACC rate. The firm flow is recommended for the evaluation at issue because it foresees the likelihood of permanent leverage over the concession contract period.

Capital Asset Pricing Model – CAPM Introduction

The owners’ equity cost (Ke) calculation is primarily based on the business risk analysis, added by the economy’s risk-free yield rate, generally given by the yield offered by government bonds.

At first, companies of the industry serve as the basis, measuring the price fluctuation of their shares in the money market, against the economy oscillations, mirrored on some market index, for instance.

One of such measures is by Beta, which represents a multiplier in relation to the return fluctuations of companies in a given segment in relation to the market and is equivalent to the risk of the segment analyzed. Primarily, we take a weighted average of such measure for the industry, excluding the indebtedness weight. That indicator represents an average and time relation between the returns on the shares selected in relation to the economy, which was highlighted here by the S&P500 returns fluctuation, an index that captures a good deal of transactions in the US market. Therefore, compared are the fluctuations of the prices in dollars of the shares in the public companies that operate in the same industry as the enterprise analyzed, with the S&P500 index fluctuations.

The purpose of this process is to obtain the additional risks of the business at issue in relation to the economy. Therefore, the result of the return expected and required on the business would be a risk free yield rate, in line with the rates offered by the government, added by the economy rate in general, plus the profits or minus the losses of the business, in comparison with the economy as a whole. Hence, a single rate synthesizes the yield required by a business, contemplating all the risks inherent in their fluctuations of income and cash, and adds the gains on zero risk investments, given in traditional short-term investments offered by the government.

Whereas we used indexes present in the US and global economy, calculated in dollars, considering the purpose of accuracy of inter-industry risk levels, therefore, utilization and supplementation in calculating the risks present in Brazilian interest rates in relation to the global market are necessary.

For risk-free and government rates, we used the 10-year US treasury bonds, marked to market continuously (Constant Maturity Bond). Thus, the risk elements present in the Brazilian interest rate, as the country risk premium, regarding the credit risk in the Brazilian Economy against the global market, and the exchange risk, showing the uncertainties about the BRL fluctuation against the USD, must be included. Both of them are already included in SELIC interest rate or government bonds with future maturities, the reason for such inclusions, for they represent the risk-free opportunity cost in Brazil.

For the country risk premiums, we used the difference between Exchange FRC, contracts traded in BM&F-BOVESPA, and the Risk Free Rate calculated through the Treasury Bonds.

In order to calculate the exchange risk premium, we used the real difference between the DI – 1-day contracts, Exchange FRC, denominated in Forward Premium, both the agreements traded in BM&F-BOVESPA, and which translate the expected price fluctuations between the Brazilian interest rates in the future market against Brazilian external fund-raising in USD. Hence, it is impossible to obtain, from its quotation, the exchange premium, after the adjustments for inflation between the countries (IPCA less CPI forecast).

In brief, the evaluation uses the Discounted Cash Flow methodology, which is supported on the hypothesis that the value of a project depends on its capacity to generate wealth in the future. Seeing as the value to be produced will occur in different time spans, all of them must be brought to present value at a discount rate reflecting the risks inherent to the estimated flow, i.e., an attractiveness rate reflecting the opportunity cost of several business capital providers, the business risk included. Such discount rate is calculated based on CAPM (Capital Asset Pricing Model). Such model allows calculating the owners' equity cost (Ke), to be associated with the third-parties' equity cost (Kd), defining the WACC – Weighted Average Cost of Capital.

Please find below the Ke formation detailing:

Figure 1 – Owners' Equity Cost (Ke) Breakdown

$$MRP = Rm_{S\&P500} - Rf_{T-Bonds}$$

$$K_e = Rf_{reais} + \beta * MRP$$

$$Rf_{reais} = Rf_{T-Bonds} + Rp + R_{cambial}$$

$$R_{cambial} = (f - s) - E_t(s_T - s_t)$$

$$K_e = Rf_{T-Bonds} + Rp + (f - s) - E_t(s_T - s_t) + \beta * (Rm_{S\&P500} - Rf_{T-Bonds})$$

Source: Ceres Inteligência Financeira

- K_e - Cost of Equity
- Rf_{reais} - Risk Free Rate
- $Rf_{T-Bonds}$ - Risk Free Rate in USD
- β - Beta
- $Rm_{S\&P500}$ - Market Return Rate
- MRP - Market Risk Premium
- Rp - Country Risk

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- $R_{cambial}$ - Exchange Risk
- $(f - s)$ - Forward Premium
- $E_t(s_T - s_t)$ - Expected Exchange Fluctuation (approached by Purchasing Power Parity [PPP] as the expected inflation between the countries).

Cubic Spline Interpolation

Cubic Spline consists of a numerical interpolation methodology, which uses 3rd order polynomials. It is characterized by the cushioning or smoothness that it presents in the transition from one point to another.

Since many of the rates required for Ke composition need to be worked on the curve and only a few observations of rates with specific due dates are available, we need to find values outside these control points to plot a curve that represents the entire period. Thus, to establish an interest curve based on futures, options and derivatives contracts in general, we must use some interpolation technique to fill in the whole curve. In this case, we use Cubic Spline Interpolation.

Risk Free Rate

The owners' equity cost calculation is primarily based on the business risk analysis, added by the economy's risk-free yield rate. As the US economy has more diversity in its indexes and is still considered as an international standard of a risk-free economy, at least so far, the rates practiced by the US Treasury are generally used as a parameter, such as the Treasury Bonds (T-Bonds) as the initial standard.

The rate was constructed using the interest rate curve, a practice that must be respected due to the impossibility of short-term flows being remunerated at long-term rates, since they will be subject to a marked-to-market interest rate curve in the redemptions of these investments.

Beta

The leveraged Beta of each company is obtained by tilting the linear regression between the historical logarithmic returns of these assets and the market index. Then, the unleveraged Beta is obtained for

Ceres Inteligência Financeira 38

each company by adjusting their Debt to Equity (D/E) ratios. Finally, the unleveraged betas of each company are weighted by their Enterprise Value, thus achieving the unleveraged Beta for the resulting Beta, unleveraged, for the industry, which is then re-leveraged in order to consider the fraction of systemic risk corresponding to the relevant company indebtedness effect.

Market Risk Premium

The Market Risk Premium represents the yield expected by the market, taking into account the additional risk in relation to the risk-free rate that practiced therein. The Market Risk Premium is calculated based on the difference between the returns on the S&P500 Index and the perpetual 10-year US Treasury Bonds (Constant Coupon Bond), marked to market annually, considering a long-term window of time. That is, to estimate the Market Risk Premium, the difference between the return on the S&P500, adjusted for dividends and the return on Treasury Bonds, was taken into account.

For the calculation of the return on T-Bonds, the constant maturity bonds, i.e. 10-year-maturity marked-to-market perpetual bonds, are taken into account, assuming the repurchase of the bond at the end of each year. Thus, this return is composed of two components: the yield hired for the year in which the bond was held by the investor and the paper price fluctuation to market due to the changes in the interest rate offered at the end of the year.

Country Risk

As previously mentioned, the CAPM model structuring based on the rates practiced in foreign markets, especially those found in the US market, is more advisable due to the diversity of business segments found in their stock market indices, which explain more comprehensively the relative risks between segments and companies in an economy. However, for application in the countries of origin, it is necessary to adjust the country-specific credit risks, since the US risk-free rate is used, based on T-Bonds, debt securities issued by the United States. The measurement of this risk spread, which applies to developing economies, including Brazil, is denominated country risk. The option recommended in this paper, for a better adjustment, is obtaining the spread between interpolated FRC and T-Bonds, which more directly reflect the country risk present in the interest curve.

Exchange Risk

To estimate the foreign exchange risk premium, the forward premium was obtained by the breakdown of domestic interest rates and the FRC, which already includes the country risk. The foreign exchange coupon and FRC contracts indicate the expected interest rates in US dollars, measuring the DI-1 day rate fluctuation against the exchange rate fluctuation, and are good indicators of the external interest rates evidenced in the negotiations of Brazilian bonds with sovereign risk, issued abroad.

The Real Exchange Rate is calculated based on the difference between the Interbank Deposit (ID) and the Forward Rate Contract (FRC) rates. It should be noted that this indicator is calculated in real terms, discounting the forecasted inflation in Brazil (IPCA) and the forecasted inflation in the USA (CPI).

The data of the rates and their respective maturities were interpolated using the Cubic Spline methodology to obtain the related risk curve.

Capital Structure and Discount Rate Breakdown

Owners' Equity Cost (Ke)

For the risk-free rate, the yield of the 10-year Treasury Bonds was considered. The data of the rates and their respective maturities were collected and then interpolated by using the *Cubic Spline* methodology to obtain the curve.

The Real Exchange Premium is calculated based on the difference between the Interbank Deposit (ID) and the Forward Rate Contract (FRC) rates. It should be noted that this indicator, to be calculated in real terms, is discounted by the difference between inflation in Brazil (IPCA) and inflation in the USA (CPI).

The FRC and ID databases were collected in the Trading System of BM&FBovespa. Then, the data were interpolated by the Cubic Spline method, to obtain the rate curves.

In addition to FRC and ID, the Consumer Price Index (CPI) and the Extended Consumer Price Index (IPCA) forecasts are also necessary for the composition of the Foreign Exchange Risk. While the IPCA forecast was obtained in the Market Expectation System of the Focus Bulletin, made available by the Central Bank (Bacen).

Table 4 - Summary of Applicable Methodologies

Description	Parameter	Methodology
Risk Free Rate	Treasury Bonds	Cubic Spline Interpolation
Unleveraged Beta	Asset Price	EV weighted average
Market Risk Premium	10-year S&P500 X T-Bonds	Geometric Mean
US Inflation	Consumer Price Index (CPI)	Forecast
Brazilian Inflation	IPCA	Forecast
FRC	FRC	Cubic Spline Interpolation
Futures DI	Interbank Deposit (DI1)	Cubic Spline Interpolation

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 41

Third-party capital cost (Kd)

The third party capital cost is obtained through the weighted average of the gross debt (2011-2016) of the companies used to calculate Beta, weighted at the Debt/Net Debt ratio, of the same companies, on their respective reference dates. Next, the Cost of Debt / Net Debt ratio is multiplied by the IDC forecast of the target year. As a final point, inflation and taxes are discounted to reach the tax-free real Kd.

Weighted Average Cost of Capital – WACC

The WACC rate is obtained by weighting the owners’ equity cost and the third-party equity cost and their respective sharing in the company’s capital structure, considering the tax benefit of the debt for third-party equity. The capital structure used was the same as used by ANEEL in PRORET, Submodule 2.4.

Risk Analysis and Sensitivity Analysis

With the purpose of analyzing possible impacts on the valuation, we analyze the sensitivity of relevant variables for the forecast model, with a view to checking the impact on the Net Present Value (VPL). Herein, the sensitivity analysis was conducted in view of the impacts on the evaluation, from fluctuations falling on the Yield Base and on the weighted average cost of capital.

Critical Points and Adaptations

This paper further analyzes critical points of the business and suggested adaptations that may add value to the companies. We also studied some possibilities for this transaction that would minimize risks and maximize the return for investors.

Synergies

Costs and investments synergies and optimizations were identified, so as to obtain post-privatization potential business value benchmarks. We also appraised possible gains that could be reversed to the seller, depending on the sale structure.

Special Treatments and Specific Risks

The distributors being analyzed are within the electric power distribution service provision norm as Designated Distributors, pursuant to the terms and conditions of Article 9, Statutory Law 12.783, dated January 11, 2013, and Ordinance 338 dated July 26, 2016, issued by the Department of Mines & Energies (MME).

Accordingly, several terms and conditions were agreed to for operation under supervision of the regulatory agency.

“ReA No. 748/2016 imposes on such distributors the pre-privatization Temporary Distribution Service Provision Plan for 2017, entailing loan transfer to meet the goals set and accommodate the operating costs, inter alia, according to Annex IV – Commitment, attached to said ReA, as follows: ‘The Designated Distributor Officers, regarding the distribution utility service provision (hereinafter referred to as the ‘Officers’), who are signatories to this agreement, in order to be entitled to the transfers of funds set forth in Paragraph 4, Article 9, Statutory Law 12.783 dated January 11, 2013, commit to abide by the provisions of Ordinance MME-388/2016 and see to continuity and suitability of the service delivered, particularly regarding the following parameters, which have been followed up by ANEEL as a priority:

I – industry compliance;

II – the assignment’s electric power loss threshold;

III – the assignment’s Operating Costs threshold;

IV – the assignment’s threshold of discontinuity equivalent duration per consumer unit (DEC); V – the assignment’s threshold of discontinuity equivalent frequency per consumer unit (FEC); VI – quality of information provided to ANEEL; VII – meeting the inspection requirements issued by ANEEL.

The signatories hereto, on behalf of the Officers, hereby commit to send to ANEEL the Temporary Distribution Service Provision Plan, duly executed by the same signatories hereto, detailing the actions to be taken by the management, with a view to abide by the terms and conditions set forth by ANEEL during the assignment period granted by the Contract-Letting Branch of Government.”

Including, but not limited to, the following goals are in force according to the Opinion on ReA No. 748/2016:

Table 5 - End 2017 Threshold for Operating Management[6]

Indicator	Company	Reckoned	2017 Threshold	Fluctuation (%)	Fluctuation
PMSO Re. Adjusted (BRL thousand/year)	Amazonas	864,502	821,277	-5.00%	- 43,225
PMSO Re. Adjusted (BRL thousand/year)	Boa Vista	17,829	169,375	-5.00%	- 8,915
PMSO Re. Adjusted (BRL thousand/year)	Ceal	384,705	36,547	-5.00%	- 19,235
PMSO Re. Adjusted (BRL thousand/year)	Cepisa	459,231	43,627	-5.00%	- 22,961
PMSO Re. Adjusted (BRL thousand/year)	Ceron	311,976	296,378	-5.00%	- 15,598
PMSO Re. Adjusted (BRL thousand/year)	Eletroacre	156,712	148,877	-5.00%	- 7,835
PMSO Re. Adjusted w/o accruals (BRL thousand/year)	Amazonas	731,707	695,121	-5.00%	- 36,586
PMSO Re. Adjusted w/o accruals (BRL thousand/year)	Boa Vista	95,921	91,125	-5.00%	- 4,796
PMSO Re. Adjusted w/o accruals (BRL thousand/year)	Ceal	346,817	329,477	-5.00%	- 1,734
PMSO Re. Adjusted w/o accruals (BRL thousand/year)	Cepisa	476,859	453,016	-5.00%	- 23,843
PMSO Re. Adjusted w/o accruals (BRL thousand/year)	Ceron	324,072	307,868	-5.00%	- 16,204
PMSO Re. Adjusted w/o accruals (BRL thousand/year)	Eletroacre	181,502	172,427	-5.00%	- 9,075
DECi	Amazonas	39.21	36.99	-5.66%	- 2.22
DECi	Boa Vista	11.38	10.36	-8.96%	- 1.02
DECi	Ceal	25.02	23.92	-4.40%	- 1.10
DECi	Cepisa	23.53	21.74	-7.61%	- 1.79
DECi	Ceron	32.14	29.42	-8.46%	- 2.72
DECi	Eletroacre	50.45	44.96	-10.88%	- 5.49
DECi	CEA	66.51	64.96	-2.33%	- 1.55
FECi	Amazonas	20.53	19.37	-5.65%	- 1.16
FECi	Boa Vista	11.78	11.30	-4.07%	- 0.48
FECi	Ceal	17.99	16.27	-9.56%	- 1.72
FECi	Cepisa	16.87	15.01	-11.03%	- 1.86
FECi	Ceron	20.31	17.57	-13.49%	- 2.74
FECi	Eletroacre	34.86	30.53	-12.42%	- 4.33
FECi	CEA	32.74	32.13	-1.86%	- 0.61
Total Loss (% Power injection)	Amazonas	40.3%	39.1%	-3.1%	-1.2%
Total Loss (% Power injection)	Boa Vista	12.9%	12.7%	-1.5%	-0.2%
Total Loss (% Power injection)	Ceal	25.2%	24.1%	-4.6%	-1.2%
Total Loss (% Power injection)	Cepisa	30.5%	29.0%	-5.0%	-1.5%
Total Loss (% Power injection)	Ceron	27.8%	24.6%	-11.3%	-3.2%
Total Loss (% Power injection)	Eletroacre	23.3%	22.4%	-3.8%	-0.9%
Total Loss (% Power injection)	CEA	40.0%	38.9%	-2.7%	-1.1%
Total Loss (% Power injection)	CERR	55.4%	53.8%	-3.0%	-1.6%

Source: ANEEL

The evaluation model treated such special norm, containing goals and specific budget for 2017. The treatment is due to the need to estimate the start balances for the valuation at the beginning of 2018.

For subsequent years, we considered the private concession contract and performance trajectories of distributors according to this new reality. In its turn, the statutory goals were adjusted consistently with

[6] Cases: 48500.004245/2016-77; rapporteur: Director Reive Barros dos Santos, 29-Nov-16; code: 48575.007296/2016-00.

Ceres Inteligência Financeira 47

the reality and the complexity of the service provision in those regions. More to the point, we considered the terms and conditions contained in the draft template for the Electric Power Distribution Concession Contract, as per resolution issued by the Board of ANEEL during the 15th Ordinary Public Meeting held on May 2, 2017.

Likewise, the tariff review expected for those distributors was suspended. The new draft contract allows the possibility of accelerated tariff review in the new agreement6, a premise taken into account for the Base Scenario 2019.

Those distributors’ compensation bases appear to be outdated, and the unitizing process is underway, in many of them, it may valorize their compensation bases. As a final point, different compensation bases were simulated, given the expected results that may be obtained by Eletrobras, supported by such reports.

Related Parties

The distributors have debt agreements with Eletrobras. Those agreements were priced separately, so as to allow possible debt restructuring with the shareholder.

Outstanding CCC Values and other Industry-Related Charges

There are debt balances for industry-related default. Normative Resolution No. 748/2016 resets post-assignment commitments and provides for loans with RGR funds for cash closing. CCC/other debt flows were treated separately, and the amounts of receivables and payables were reconciled.

Forecast of ‘Light to Everyone’ and RGR Flow earmarked to expiration

We forecasted the amounts payable and receivable by means of CDE funds for Program ‘Light to Everyone’ (PLPT) thru expiration scheduled for December 20187. We did not make PLPT forecasts for subsequent years at scheduled expiration because such forecasts would depend on determinations foreign to the distributors.

As a final point, the total investment in replenishment will be distributed over the years 2018 to 2022 based on the Technical & Operating Due Diligence outcome; for the other years, the necessary replenishments, consistent with the private market8 within their area of operation.

7 Presidency of the Republic, Chief of Staff, Legal Team, Decree No. 8.387 dated December 30, 2014.

8 CEMAR, COELCE,COELBA,CELPE.

Economic & Financial Evaluation

General Assumptions for the Financial Model

For the financial model, it was necessary to adopt some assumptions to analyze the distributors. The model was developed with monthly periodicity; the following general assumptions were defined: Base Date used for the evaluation as of March 1, 2018, with analysis period from March 1, 2018 to February 28, 2048 (30 years of concession contract). However, the tables, charts, and results shown in the Report start in January 2017 and end in December 2047, because, by considering only two months in 2048, the analyses would not be comparable with the other years.

The discount rate used is based on the dynamic rate methodology, consisting in the monthly calculation of the WACC – Weighted Average Cost of Capital, to be applied. The reporting currency is the official currency, i.e., the values are impacted by inflation over the analysis period. Deflator used to bring the forecasted cash flow to present value is IPCA.

For regulatory assumptions, we assumed that Ordinary Tariff Reviews have a 5-year periodicity, being considered in the month of September and as of the year 2023 as reference (5 years after the contract is signed with the new utility company, which is to take place in 2018). Besides, this evaluation considers an Extraordinary Tariff Review in 2019, basically encompassing the BRR reevaluation.

Finally, the results obtained in the evaluation are based on Nominal Cash Flow to Firm.

General Comments on the Report

This report contains the assumptions, analyses and forecasts carried out for the valuation of the distribution companies for the privatization process. The analysis period is from 01-Mar-18 to 28-Feb-2048, which period is used to calculate the evaluation results.

Illustratively, tables and charts are shown in annual values thru 31-Dec-47, seeing as the year 2048 covers only two months of evaluation, thus avoiding a distorted perception of the value over the series.

Summary of Business and Existing Structures

Features of the Business

Authorized by State Law No.4.868, on December 19, 1996,the Executive Power started the process of transfer of shares owned by the State, which were part of the capital stock of Cepisa. In the first phase, ELETROBRASexpands its share participation in the company to 48.86% of the ordinary shares and on January 13, 1997, they assume theadministration of CEPISA together with the State Government. In the same year, on October 20, ELETROBRAS acquires the share control of CEPISAand undertakes the commitment to prepare the company for privatization.

In 2000, Substation Tabuleiros Litorâneos in Parnaíba starts operation – the first 138/69 KV with 120 MVA power and the 138KV transmission line– Piripiri /Tabuleiros is energized.

Since 2005, the 69 kV Satellite system is energized; it includes 10 km Transmission Lines andthe 69/13.8 kV – 25 MVA substation. The power of this substation was expanded to 45 MVA in 2007.

In 2006, an extensive program of works on the reinforcement of the transmission system starts, including construction and refurbishment of substations, 69 kV transmission lines for expansion of the power offer in the entire Stateand implementation of the Light for All Program.

In June 2008, the new management model was implemented for the distribution companies of ELETROBRAS, setting a single and integrated direction, aiming to unify procedures, put employees of different cultures closer, and reinforce confidence of customers served in the different territories of operation. As a holding company, ELETROBRAS controls great part of electric power generation and transmission systems in Brazil, and operates in the distribution segment by means of companies Eletrobras Amazonas Energia, Eletrobras Distribuição Acre, Eletrobras Distribuição Roraima, Eletrobras Distribuição Rondônia, Eletrobras Distribuição Piauí, and Eletrobras Distribuição Alagoas.

Financial Statements History

Balance Sheet

Table 6 – Assets History – Eletrobras Distribuição Piauí 2012 to 2016

	2012	2013	2014	2015	2016
ASSETS					
CURRENT					
Cash and cash equivalents	33,923	17,623	5,478	9,209	5.200
Securities	-	4,827	20,960	139	8
Customers	289,441	204,164	284,504	387,143	379.675
Recoverable taxes	12,534	19,729	15,068	16,469	17.440
Tax credit deferred - IRPJ	-	-	14,180	2,783	-
Reimbursement claims	16,129	9,812	12,483	45,777	124.431
Warehouse	10,962	11,746	6,130	15,508	12.884
Financial assets		-	199,426	78,873	132.800
Other assets	17,524	34,334	87,618	38,965	60.636
Total Current Assets	**380.513**	**302,235**	**645,847**	**594,866**	**733,074**
NON CURRENT					
Long-term receivables					
Customer	138,499	167,352	219,303	215,963	209.391
Recoverable taxes	6,865	4,594	4,521	5,580	7.668
Sureties and court deposits	10,709	16,267	12,618	14,557	16.272
Financial assets of concession	707,343	549,416	651,978	682,902	865.133
Other assets	1,118	1,323	1,313	1,305	1.437
Fixed assets	**864.534**	**738,952**	**889,733**	**920,307**	**1,099,901**
Investments	146	146	146	146	146
Fixed assets	60,526	29,162	20,531	29,471	33.624
Intangible assets	17,960	60,946	28,928	11,712	10.279
Total non-current assets	**943.166**	**829,206**	**939,338**	**961,636**	**1,143,950**
Total Assets	**1.323.679**	**1,131,441**	**1,585,185**	**1,556,502**	**1,877,024**

Source: Ceres Inteligência Financeira, based on information provided by Eletrobras Distribuição Piauí.

Ceres Inteligência Financeira 53

Table 7 - Liabilities History - Eletrobras Distribuição Piauí 2012 to 2016

	2012	2013	2014	2015	2016
LIABILITIES					
CURRENT					
Financing and loans	108,522	191,497	330,198	566,227	302.796
Suppliers	141,929	117,411	165,288	243,603	246.111
Taxes to collect	68,937	63,661	143,162	270,527	215.861
Estimated bonds	36,375	31,041	30,981	45,051	30.711
Sectorial charges	5,206	3,054	3,047	7,599	10.315
Post-employment benefits	13,313	19,264	22,974	42,327	27.609
Research and development	21,536	16,011	10,790	13,605	11.128
Financial Liabilities	-	-	5,618	47,194	88.192
Other liabilities	38,943	36,366	52,653	113,668	118.133
Total Current Liabilities	**434.761**	**478,305**	**764,711**	**1,349,801**	**1,050,856**
NON-CURRENT					
Financing and loans	478,879	603,079	728,363	715,220	1.378.432
Suppliers	-	5,184	-	-	-
Provision for litigations	-	-	-	78,475	128.244
Taxes to collect	48,206	55,115	37,866	58,178	187.972
Provision for contingencies	63,021	71,928	101,574	-	-
Post-employment benefits	71,785	88,394	32,638	13,919	3.273
Advance payment for future capital increase	430,282	15,631	16,416		295.402
Research and development	19,392	32,510	44,049	41,560	54.080
Other liabilities	859	772	626	499	503
Total Non-Current Liabilities	**1.112.424**	**872,613**	**961,532**	**907,851**	**2,047,906**
NET EQUITY					
Capital stock	779,224	1,256,331	1,256,331	1,272,747	1.272.747
Accrued losses	(999,171)	(1,441,479)	(1,403,544)	(1,966,531)	(2.473.292)
Adjustments for equity assessment	(3,559)	(34,329)	6,155	(7,366)	(21.193)
Total Net Equity	**(223.506)**	**(219,477)**	**(141,058)**	**(701,150)**	**(1,221,738)**
Total Liabilities and Net Equity	**1.323.679**	**1,131,441**	**1,585,185**	**1,556,502**	**1,877,024**

Source: Ceres Inteligência Financeira, based on information provided by Eletrobras Distribuição Piauí.

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CERES INTELIGÊNCIA FINANCEIRA

Income Statement

Table 8 - Income Statement History - Eletrobras Distribuição Piauí 2012 to 2016

	2012	2013	2014	2015	2016
Net Operational Revenues	**1,182,716**	**1,018,911**	**1,291,577**	**1,295,388**	**1,350,046**
Operational Costs	**(1,048,472)**	**(1,195,093)**	**(1,016,159)**	**(1,442,623)**	**(1,424,293)**
Electric Power Cost					
Electric power purchased for resale	(443,573)	(481,224)	(731,953)	(870,089)	(878,431)
Charges for use of the transmission system	(54,609)	(15,492)	(48,881)	(77,498)	(90,823)
Transfer of accounts ACR/CDE	-	34,876	179,291	6,302	-
	(498,182)	**(461,840)**	**(601,543)**	**(941,285)**	**(969,254)**
Operation Cost					
Third parties´ personnel, material and service	(205,605)	(262,747)	(190,316)	(212.974)	(244.993)
Depreciation and amortization	(15,391)	(28,091)	(30,566)	(34.452)	(37.367)
Others	(55,211)	(245,824)	(67,604)	(82.251)	(20.903)
	(276,207)	**(536,662)**	**(288,486)**	**(329.677)**	**(303.263)**
Construction Cost	**(274,083)**	**(196,591)**	**(126,130)**	**(171,661)**	**(151.776)**
Gross Profit	**134,244**	**(176,182)**	**275,418**	**(147,235)**	**(74,247)**
Operational Expenses	(131,338)	(181,961)	(105,300)	(271,108)	(209.686)
Result of electric power services	**2,906**	**(358,143)**	**170,118**	**(418,343)**	**(283,933)**
Financial Income	(53,831)	(69,728)	(169,289)	(144,644)	(222.828)
Operational profit (loss) before Law 12.783/13	**(50,925)**	**(427,871)**	**829**	**(562,987)**	**(506,761)**
Operational profit (loss) on Law 12.783/13	**(50,925)**	**(427,871)**	**829**	**(562,987)**	**(506,761)**
Income Tax and Social Contribution	-	-	37,106	-	-
Profit (Loss) from the Period	**(50,925)**	**(427,871)**	**37,935**	**(562,987)**	**(506,761)**

Source: Ceres Inteligência Financeira, based on information provided by Eletrobras Distribuição Piauí.

Ceres Inteligência Financeira 55

Financial Indicators

Table 9 - Financial Indicators 2012 to 2016

	2012	2013	2014	2015	2016
Gross Margin = LB[9]/ROL[10]	34.7%	35.4%	43.7%	14.1%	17.0%
Margin EBITDA = EBITDA[11]/ROL	12.7%	-14.5%	23.7%	-8.7%	-2.7%
Net Margin = LL[12]/ROL	-4.3%	-42.0%	2.9%	-43.5%	-37.5%
Indebtedness Ratio = DL[13]/PT[14]	41.8%	68.7%	66.4%	81.7%	89.3%
Indebtedness Composition = CP[15]/(CP+LP[16])	28.1%	35.4%	44.3%	59.8%	33.9%
Return on invested capital (ROIC) = LL/AF[17]	-7.2%	-77.9%	5.8%	-82.4%	-58.6%
Return on assets (ROA) = LL/AT[18]	-3.8%	-37.8%	2.4%	-36.2%	-27.0%

Source: Ceres Inteligência Financeira

Operating and financial indicators were calculated for the company. We may see a material reduction in Margin EBITDA from 2014 to 2016, which demonstrates cost inefficiency. Net Profit was positive in 2014 only, which caused negative margins and returns in the other years analyzed.

9 Gross Profit
10 Net Operating Income
11 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
12 Net Profit
13 Net Debt
14 Total Liabilities
15 Short-term debt
16 Long-term debt
17 Financial Assets
18 Total Assets

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CERES
INTELIGÊNCIA FINANCEIRA

Figure 2 - Gross Margin and EBITDA Margin 2012 to 2016

50%
40%
30%
20%
10%
0%
-10%
20%
34,7%
35,4%
43,7%
14,1%
17,0%
12,7%
-14,5%
23,7%
-8,7%
-2,7%
2012
2013
2014
2015
2016
Margem Bruta = LB/ROL
Margem EBITDA = EBITDA/ROL

[Keyword: Gross Margin = LB/ROL; EBITDA Margin]

Source: Ceres Inteligência Financeira

Figure 3 – Indebtedness Index and Historical Composition 2012 to 2016

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
41,8%
68,7%
66,4%
81,7%
89,3%
28,1%
35,4%
44,3%
59,8%
33,9%
2012
2013
2014
2015
2016
Índice de Endividamento = DL/PT
Composição Endividamento = CP/(CP+LP)

[Keyword: Indebtedness Index; Indebtedness Composition]

Source: Ceres Inteligência Financeira

Indebtedness shows to be growing, in average, along all analyzed years and the proportions of short-term financing, remaining stable in the last years, except in 2015, when it was almost 60%.

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CERES INTELIGÊNCIA FINANCEIRA

Macroeconomic Forecasts

For macroeconomic forecasts, the indexes and the amounts presented in the table below were used.

Table 10 – Summary of Macroeconomic Indexes

	2017	2018	2019	2020	2025	2030	2048
IPCA	4.33%	4.43%	4.36%	4.31%	4.23%	4.23%	4.23%
IGP-M	4.78%	4.74%	4.64%	4.56%	4.47%	4.47%	4.47%
TJLP	7.35%	7.10%	6.85%	6.60%	6.00%	6.00%	6.00%
CDI	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%
SELIC	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%
FINEL	0.94%	0.93%	0.91%	0.90%	0.88%	0.88%	0.88%
Libor 6M	1.43%	1.43%	1.43%	1.43%	1.43%	1.43%	1.43%
Delta R$/US$ (annual mean)	-8.33%	6.27%	2.06%	2.02%	2.27%	2.27%	2.27%
BIRD	5.66%	5.66%	5.66%	5.66%	5.66%	5.66%	5.66%

Source: Ceres Inteligência Financeira, based on Bacen (Focus – Market Expectations), Bradesco LP and Global Rates Forecast.

The IPCA, IGP-M and SELIC indicators are equivalent to the annual mean of the Focus forecast – Market expectation system, with reference on 03/03/2017 from 2017 to 2021. The amount in 2021 was used as a constant for the other years. The CDI forecast was handled as equivalent to the amounts obtained for the SELIC forecast.

Delta R$/US$ (annual mean) used the annual mean forecast on 03/03/2017 of Focus – Market expectation system to calculate the annual variance of the American dollar forecasted until 2021. For the years afterwards, the amount found in the variance between 2021 and 2020 is used as a constant.

For TJLP, the forecast for 7 years was obtained by means long-term forecasts by Bradesco, as accessed on 04/12/2017. As of 2024, the amount from 2023 is kept constant. For the Libor 6M rate, a constant was adopted for all forecast years and the amount was taken from the Global Rates site and represents the mean of the Libor USD – 6-month rate.

FINEL interest: For the FINEL interest curve applicable to the distributors´ financing lines, where the credit has been originated from the Eletrobras Financing Fund (FINEL), was calculated from the historical amounts of the interests achieved in these contracts, and the interest variation curve in these cases is equal to 20% of the IGP-M index variation. Thus, the FINEL interest forecast was obtained by applying the proportion of 20% on the forecasted variation of IGP-M, according to the market expectations indicated by Banco Central do Brasil.

World Bank Interest (BIRD Cost): the interest curve was determined according to the methodology indicated in the contracts signed between the distributors and the World Bank. The calculation formula is shown below.

Ceres Inteligência Financeira 58

$$Rate\ (p.a.) = \left[\frac{(1 + IBRDcost)}{(1 + inf_{USA})} - 1\right] \cdot \%F_c + \left\{\left[\frac{(1 + IBRDcost)}{(1 + inf_{USA})} \cdot \left(\frac{E_f}{E_0}\right)^2 \cdot \frac{(1 + inf_{USA})}{(1 + inf_{BR})}\right] - 1\right\} \cdot \%F_s$$

Where:

- $IBRDcost$ was treated as equivalent to Libor 6M plus spread of 0.6%;
- inf_{USA} is equivalent to the Cost Performance Index - CPI;
- inf_{BR} is equivalent to IPCA;
- $\%F_c$ is Eletrobras' debt installment with hedge (determined based on Eletrobras 2016 Standardized Financial Statements - DFP);
- E_0 is the exchange rate between the Real (BRL) and the Dollar (USD) in the spot market;
- E_f is the exchange rate between the Real (BRL) and the Dollar (USD) in the 6-month futures market;
- $\%F_s$ is Eletrobras' debt installment without hedge (determined based on Eletrobras 2016 Standardized Financial Statements - DFP.

The ratio $\left(\frac{E_f}{E_0}\right)$ and the percentages of Eletrobras' debt both with and without hedge have been assumed as constant throughout the forecasting process.

Ceres Inteligência Financeira 59

Demand Forecasting

Demand Forecasting per Class

The consumption of electric power in Brazil may be divided into eight different classes, which are: Residential, Commercial, Industrial, Rural, Government, Public Lighting, Public Service, and Own Consumption. In order to understand the possible heterogeneities among the groups, the Residential, Commercial, Industrial, and Rural sectors were analyzed in separate. Government, Public Lighting, Public Service, and Own Consumption were all grouped in a single class entitled ‘Other’. This decision was based on the similar consumption behavior between them and to reduce the effect of volatility incurred in low-consumption classes.

Distributor’s History

To project the demand for power of the next thirty years, ending in February/2048, it is necessary to carry out a historical analysis that demonstrates the evolution of power consumption and its distribution between the classes. As observed in Table 10 – Geometric Mean of 2007-2016 Consumptions, all sectors present an evolution in power consumption19. The Residential, Commercialand Rural sectors present robust average growth, 9.66% p.a., 8.71% p.a. and 7.80% respectively. The others class presented average growth at 5.54% p.a., while the Industrial sector showed low growth, 0.17% p.a. It is also worthwhile noting the composition of power consumption, i.e., how the total power consumption is distributed between the classes. Analyzing Figure 3 – Power Consumption Comparison, it possible to note that no substantial changes occurred in terms of power consumption distribution. In 2007, the residential sector was responsible for 41.34% of the total consumption, against 48.74% in 2016, industrial 12.07% in 2007 against 6.30% in 2016, in commercial 20.42% in 2007 and 22.52% in 2016, rural 4.85% in 2007 and 4.90% in 2016 and others, which started from 21.32% in 2007 and ended 2016 with 17.81%.

19 Source: Distributor’s statement of invoicing

Figure 4 – Consumption History per Class

Histórico de Consumo por Classes
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
Consumo RESIDENCIAL
Consumo INDUSTRIAL
Consumo COMERCIAL
Consumo RURAL
Consumo OUTROS
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

[Keyword: Consumption History per Class; RESIDENTIAL Consumption; INDUSTRIAL Consumption; COMMERCIAL Consumption; RURAL Consumption; OTHER Consumption]

Source: Ceres Inteligência Financeira

Table 11 – Geometric Mean of 2007-2016 Consumptions

Period	RESIDENTIAL Consumption Δ% p.a.	INDUSTRIAL Consumption Δ% p.a	COMMERCIAL Consumption Δ% p.a.	RURAL Consumption Δ% p.a.	OTHER Consumption Δ% p.a.	TOTAL Consumption Δ% p.a.
2007 - 2016	9.66%	0.17%	8.71%	7.80%	5.54%	7.67%

Source: Ceres Inteligência Financeira

Figure 5 – Power Consumption Composition Comparison

Composição do Consumo de Energia 2007
Consumo RESIDENCIAL
Consumo INDUSTRIAL
Consumo COMERCIAL
Consumo RURAL
Consumo OUTROS
41%
12%
21%
21%
Composição do Consumo de Energia 2016
Consumo RESIDENCIAL
Consumo INDUSTRIAL
Consumo COMERCIAL
Consumo RURAL
Consumo OUTROS
49%
6%
22%
18%

[Keyword: Energy Consumption Composition 2007/2016; RESIDENTIAL Consumption; INDUSTRIAL Consumption; COMMERCIAL Consumption; RURAL Consumption; OTHER Consumption]

Source: Ceres Inteligência Financeira

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Regression Analysis and Results

As mentioned in the section above, five models were performed to project the demand for power, with one model to each one of the classes, which are Residential, Commercial, Industrial, Rural, and Other. The methodologies and results will be subject to individual analyses. In the end, the behavior of the overall power consumption for the next thirty years will be presented.

Residential

A linear model of regression estimated by MQO[20] was adopted to project the demand by the residential class. The dependent variable in the model is the variation of residential power consumption per capita[21]. A trend line and Brazil's annual GDP were used as explicative variables. The power consumption per capita was used, for this variable indirectly incorporates the population variation, eliminating the addition of another explicative variable in the model. The trend line defined as $lt = \log(t)$, t ranges from (1,T) where T is the sample size, aims at eliminating the non-stationarity of the set. The GDP variable was introduced to capture the elasticity of power consumption based on income. The model was estimated without intercepto. The definition of the model is presented below:

$$\log\left(\frac{cp(t+1)}{cp(t)}\right) = \alpha lt(t+1) + \beta pib(t+1)$$

p= population
c= Residential power consumption
cp= Consumption Per Capita
lt= Trend Line
pib= GDP Brazil

In which α and β are the coefficients of the model.

Coefficient	Value
α	0.01341
β	0.08931

With the forecasted coefficients, the projected GDP[22] and the projected population[23] were used to estimate the demand for power until 2048. It was necessary to implement an exponential smoothing in the model so that the sequence of variations of residential consumption did not diverge. The adopted premise assumed that when achieving a consumption target per capita, in the case of consumption

[20] Least Squares: Linear regression model that estimates the straight line, minimizing the squared difference between the estimated and the observed value;
[21] The demographic data have been obtained from IBGE;
[22] Bacen Expectations;
[23] IBGE Population Projection;

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per capita in the State of São Paulo (895.59 MWh), the model could reduce the trend line by 4%[24], i.e. It(t+1)=It(t)*96%. The results will be analyzed in conjunction in the final topic of this section.

Industrial

A model was created to forecast the Rural consumption of energy through the GDP (Industrial)25, as well as an exponential smoothing factor λ=96%. It was necessary to implement an exponential smoothing in the model for the sequence of rural consumption variation not to diverge. For this purpose, is was assumed that λ is effective as of 2022. The estimated GDP coefficient is α= 1.72. The Model was defined as follows:

$$c.i(t+1) = (1 + \lambda * \alpha * pib(t+1)) * c.i(t)$$

c.i=Industrial Consumption

Commercial

In order to forecast the Commercial energy consumption, a SARIMA temporal series model was estimated. The selected model was the one that minimized the AIC criterion[26]. The model will be presented herein and the results will be analyzed in the final topic.

```
Series: piaui
ARIMA(1,1,1)(2,0,0)[12] with drift

Coefficients:
         ar1      ma1    sar1    sar2     drift
      0.5307  -0.8699  0.3593  0.2443  187.3121
s.e.  0.1068   0.0605  0.0724  0.0837   77.7479

sigma^2 estimated as 3049067:  log likelihood=-1803.39
AIC=3618.79   AICc=3619.21   BIC=3638.67
```

Rural

In order to forecast the Rural energy consumption, a SARIMA temporal series model was estimated. The selected model was the one that minimized the AIC criterion. The model will be presented herein and the results will be analyzed in the final topic.

[24] Percentage compatible with the values used in the market;
[25] Expectativas Bacen;
[26] Akaike Information Criterion;

Ceres Inteligência Financeira 63

```
Series: piaui
ARIMA(1,1,0)(2,0,0)[12]

Coefficients:
          ar1    sar1    sar2
      -0.3066  0.4074  0.4200
s.e.   0.0729  0.0757  0.0775

sigma^2 estimated as 864645:  log likelihood=-1680.5
AIC=3369.01   AICc=3369.21   BIC=3382.26
```

Other

The model created to project the Other class of power consumption was based on the premise that there is a relationship of linear dependence between this class and the Residential consumption class The model may be defined as follows:

$$c.o(t) = \alpha(t) * c.r(t)$$

c.o= Consumption Other
c.r= Residential Consumption
Where α (t) is the proportion that Other represents of the residential consumption in time t.

For such, it was necessary to estimate an auxiliary model capable of defining the parameters α to each time t. An equation was created with parameters (μ) = 99.27%, based on the history of these proportions, and a target β values was also defined to soften α (t). This value was based on the proportion found in the State of São Paulo in 2015 between Other and Residential, case in which β=30%. Another parameter, λ=4,6145, was defined with the linear optimization to maximize the correlation between the proportion set forth in time. The model was defined as presented below:

$$\alpha(t+1) = \alpha(t) * (\mu\hat{\ }(\lambda * \max(\alpha(t+1) - \beta, 0)))$$

The values α were projected for time t as a whole, replacing them in the aforementioned equation and using the residential consumption forecasting already made, to obtain the forecasting for the class entitled Other.

Total

This section presents the projected graphs of the overall power consumption, in addition to a general chart of the growth per class.

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CERES
INTELIGÊNCIA FINANCEIRA

Figure 6 - 2047 Total Power Consumption Composition

17%
4%
7%
55%
17%
Consumo Residencial
Consumo Comercial
Consumo Industrial
Consumo Rural
Consumo Outros

[Keyword: Residential Consumption; Commercial Consumption; Industrial Consumption; Rural Consumption; Consumption Other]

Source: Ceres Inteligência Financeira

Figure 7 – Power Consumption Forecasting

10.000.000,00
9.000.000,00
8.000.000,00
7.000.000,00
6.000.000,00
5.000.000,00
4.000.000,00
3.000.000,00
2.000.000,00
1.000.000,00
-
Consumo em MWh
5,00%
4,50%
4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%
Variação em %
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
Anos
Consumo Total Anual
Variação Total % a.a

[Keyword: Consumption in MWh; Years; Total Annual Consumption; Total Variation % p.a.; Variation in %]

Source: Ceres Inteligência Financeira

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Table 12 – Geometric Mean of Consumptions 2017-2047

Period	RESIDENTIAL Consumption Δ% p.a.	INDUSTRIAL Consumption Δ% p.a.	COMMERCIAL Consumption Δ% p.a.	RURAL Consumption Δ% p.a.	Consumption OTHER Δ% p.a.	TOTAL Consumption Δ% p.a.
2017 - 2047	3.71%	2.46%	3.44%	2.01%	3.19%	3.27%

Source: Ceres Inteligência Financeira

Consumption Units Forecasting

A model was used based on two parameters, p.uc = (Population[27]/Residential Consumption Units[28]) and μ = average growth of Residential Consumption Units in the past 6 years. A target λ value of index p.uc=2.87 (Proxy found for São Paulo in 2015) was introduced in the model.

$$\lambda = p.uc(2016) / \frac{(1+\mu)^{n}}{\prod Cresc.Fapt}$$

With this function, it is possible to define the year in which the convergence will occur to the target value. Until moment n, the Consumption units are projected by rate μ. A level 2 softening will occur after this convergence. The same projected growth of residential Consumption Units was extrapolated to the other classes. The results representing the explained model are presented below:

Figure 8 – Consumption Units Forecasting

1.800.000,00
1.600.000,00
1.400.000,00
1.200.000,00
1.000.000,00
800.000,00
600.000,00
400.000,00
200.000,00
-
4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%
-0,50%
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31
Unidades Consumidoras
Variação % a.a

[Keyword: Consumption Units; Variation % p.a.]

Source: Ceres Inteligência Financeira

[27] Source: IBGE;
[28] Source: Company's data base;

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Demand Forecasting per Voltage level

The Demand Forecasting per Voltage Level used the historical average of low voltage in the past 5 years of the Company[29]. This metric was based on the idea, already presented in the demand forecasting section, of the stability of the power consumption composition between the classes. The low voltage consumption was defined and the residual percentage was divided between the medium voltage and the high voltage, in accordance with the SPARTA report. The percentages established for 2017-2047 are:

Figure 9 – Voltage Level Percentages

22%
4%
74%
BT
AT
MT

[Keyword: LV; HV; MV]

Source: Ceres Inteligência Financeira

[29] Source: Data obtained with the distributor.

Ceres Inteligência Financeira 67

Network Extension (Km)

Common Analyses to Distributors

The network extension project was based on the history of extension of low, medium, and high voltage networks between years 2001 and 201630. The network extension set forth by the Decennial Plans and PDDs of distributors was added to such history, of which the forecasted network extension was extracted for years 2017 to 2021 for low and medium voltages, 2017 and 2018 for the “Programa Luz para Todos” (Light for All) and high voltage for years 2017 to 2026.

Its history of expansion after the Decennial Plans and PDDs takes into account both the historical and projected investments to each distributor.

Three groups have been segregated: (i) low and medium voltage, (ii) high voltage, and (iii) “Programa Luz Para Todos”. This division was necessary to determine the fundamental differences existing in each group.

The forecasting of group (i) Low and Medium Voltage is set to begin in 2022. A proxy (average of investment/average of growth) of dependency was created between the degree of investment and the network expansion. With the degree of investment projected by Ceres, it was possible to estimate from 2022 the network mileage values.

The same methodology applied to the Low and Medium Voltages was applied to the High Voltage segment. The Decennial Plan already projects the expansion of the network mileage for years 2017-2026. For years 2027-2048, a causal relation was applied between the investment and the network expansion. The investments projected for the high voltage Market served as an input to obtain the network expansion of that class.

Regarding “Programa Luz Para Todos” (PLPT), the data used refer to the Decennial Plans and, therefore, based on the current condition of the legislation that determines the end of the program in 2018, no forecast was made for the coming years.

30 The extension of the network built under Programa Luz para Todos in included in the 2001-2006 history, in low and medium voltage

CERES INTELIGÊNCIA FINANCEIRA

Specific Analyses of Distributor

The network forecasting per voltage level for Cepisa is presented below.

Table 13 – Network Forecasting per Voltage Level 1 of 3

Voltage (Km)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
LV/MV	89,648	90,618	91,259	91,997	92,808	93,546	94,284	95,022	95,760	96,498	97,236
HV	3,342	3,700	3,999	4,379	4,379	4,385	4,484	4,570	4,619	4,910	5,201
PLPT	5,373	9,002	9,002	9,002	9,002	9,002	9,002	9,002	9,002	9,002	9,002
Total	**98,363**	**103,320**	**104,260**	**105,378**	**106,189**	**106,933**	**107,770**	**108,594**	**109,381**	**110,410**	**111,439**

Source: ANEEL, Distributors Data, Ceres Inteligência Financeira

Table 14 - Network Forecasting per Voltage Level 2 of 3

Voltage (Km)	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
LV/MV	97,974	98,712	99,450	100,188	100,926	101,664	102,402	103,140	103,878	104,616	105,354
HV	5,492	5,784	6,075	6,366	6,657	6,948	7,239	7,530	7,821	8,112	8,403
PLPT	9,002	9,002	9,002	9,002	9,002	9,002	9,002	9,002	9,002	9,002	9,002
Total	**112,468**	**113,498**	**114,527**	**115,556**	**116,585**	**117,614**	**118,643**	**119,672**	**120,701**	**121,730**	**122,759**

Source: ANEEL, Distributors Data, Ceres Inteligência Financeira

Table 15 - Network Forecasting per Voltage Level 3 of 3

Voltage (Km)	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048
LV/MV	106,092	106,830	107,568	108,306	109,044	109,782	110,520	111,258	111,996	112,734
HV	8,695	8,986	9,277	9,568	9,859	10,150	10,441	10,732	11,023	11,314
PLPT	9,002	9,002	9,002	9,002	9,002	9,002	9,002	9,002	9,002	9,002
Total	**123,789**	**124,818**	**125,847**	**126,876**	**127,905**	**128,934**	**129,963**	**130,992**	**132,021**	**133,050**

Source: ANEEL, Distributors Data, Ceres Inteligência Financeira

Ceres Inteligência Financeira 69

Investment Forecasting

Deployment and Renewal

The CEPISA 2017 Distribution Development Plan (PDD 2017), the 2017 Decennial Plan, the 2017 Plan on the Provisional Electric Power Distribution Services (Provisional Plan), the information of the Due Diligence of service B, in its “Product 7 – Technical-Operational Report of CEPISA”, annex II, in addition to indications of CEPISA’s technical team, obtained in the meetings organized by CERES, were used to define CEPISA’s investment needs.

Investments were subdivided into High Voltage Expansion, Medium Voltage/Low Voltage Expansion, Improvement, Renewal (Maintenance), Luz para Todos, and Infrastructure and Support. From 2017 to 2022, the values obtained in the Due Diligence of service B, in its “Product 7 – Technical-Operational Report of CEPISA”, annex II, were considered as a whole and added to the expenses with Renewal (Maintenance) in 2017 of the Provisional Plan.

Only 30% of the expenses with program Luz para Todos were considered for year 2017, since the other 70% were subsidized with CDE resources and have been allocated as Special Obligations. There was no sub-rogation of investments for CEPISA.

As of 2023, investments with High Voltage Expansion, Medium Voltage/Low Voltage Expansion, and Renewal (Maintenance) continued being forecasted according to the premises described below.

High Voltage Expansion: The values informed in the 2017 PDD were corrected for the base date De-cember 2016 and fully considered until 2026. For the other years in the forecast, the estimated investment is equivalent to the average expenses between 2022 and 2026.

Medium Voltage/Low Voltage Expansion: As of 2023, the value is equivalent to the minimum value between 2018 and 2022, December 2016 taken as a base, and it was considered constant until the end of the forecast, once the information from the CEPISA technical team show that there is a trend of stabilization at levels under the average of the years 2018 and 2022.

Improvement: Based on information supplied by CEPISA’s technical team, it has been defined that, in 2023, the amount corresponds to the average of the amounts spent between 2018 and 2022 with De-cember 2016 as a base, without variations due to the continuous structure of this account.

Renewal (Maintenance): As of 2023, expenses with maintenance will be equivalent to the asset depreciation value. The reference of depreciation of ANEEL’s Normative Resolution no. 674/2015 for the current assets was used to define this value, in addition to the depreciation of new investments of the company, calculated based on the average depreciation of the assets of the Equity Control Report.

Table 16 – Deployment and Renewal

BRL million	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
High Voltage Expansion	16	106	41	115	124	72	70	29	87	65
Medium Voltage/Low Voltage Expansion	23	92	203	120	75	29	29	29	29	29
Improvement	27	34	36	42	52	70	47	47	47	47
Renewal (Maintenance)	39	32	32	32	32	32	-	-	-	-
Luz para todos[2]	40	-	-	-	-	-	-	-	-	-
Infrastructure and support	12	3	-	-	-	-	-	-	-	-
Total	**157**	**267**	**312**	**309**	**283**	**203**	**146**	**105**	**163**	**140**

Source: Ceres Inteligência Financeira, based on the information supplied by CEPISA and by the Due Diligence of service B, in its "Product 7 – CEPISA's Technical-Operational Report", in annex II.

1- The 2017 Investment with Luz para todos *was adjusted in BRL 94.1 million (CDE subsides)*

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Replacement

In addition to the investments with Deployment and Renewal defined as of the 2017 PDD, of information supplied by CEPISA's technical team and the Due Diligence of service B, in its "Product 7 - CEPISA's Technical-Operational Report", in annex II, other analyses have been carried out to define the investments with maintenance and investments with the replacement of assets both partially and fully depreciated.

Using the 2015 Equity Control Report, it was possible to classify assets as Buildings, Civil Works and Improvements, Machinery and Equipment, Furniture and Appliances, Easements, Software, Real Properties, and Vehicles. In addition, the Market Value in Use (VMU) was identified, as well as depreciation and the New Replacement Value (VNR), of each asset of CEPISA. The relationship between the VMU and the VNR creates the indicator that represents the nondepreciated percentage of each asset.

Due to its large representativeness in the assets of the company, group Machinery and Equipment had a more detailed classification, allowing for the individual analysis of each item. This degree of detail may be found in the annexes to this report.

Both the VMU and VNR of the most recent rate adjustment of private distributors - CEMAR, Energisa Sergipe and Energisa Paraíba – was determined, with a reference rate of 59.26%. Therefore, each item of the Equity Control Report has a target percentage of VMU/VNR that must be achieved by 2022, from the 2017 to 2022 investments.

Table 17 – Private References

BRL million	CEMAR	Energisa Paraíba	Energisa Sergipe	Accumulated
Rate Adjustment Year	2013	2013	2013	
New Replacement Value	5,440	1,894	1,246	8,579
Market Value in Use	3,307	1,082	695	5,084
% VMU/VNR	**60.79%**	**57.11%**	**55.82%**	**59.26%**

Source: Ceres Inteligência Financeira, based on data supplied by ANEEL.

The depreciation of each item was applied to the basis of the Equity Control Report, based on ANEEL's Normative Resolution no. 674/2015, both for the 2016 assets and for new investments forecasted until 2022. Forecasted investments with deployment and renewal from 2017 to 2022 were also considered. The treatment above and money adjustments formed the assets of CEPISA in 2022, which has been considered as the reference to define the need to invest in replacement.

The CEPISA assets base in 2022, after the investments and the depreciation, decreased to 51.6% in 2016, compared to 55.0% in 2022; however, it did not achieve the reference percentage yet.

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Table 18 – VMU/VNR Ratio in 2022

BRL million	VMU 2016	VNR 2016	VMU/VNR 2016	Additions VMU	Additions VNR	VMU 2022	VNR 2022	VMU/VNR 2022
Buildings, Civil Works and Improvements	19.9	38.8	51.3%	27.5	44.8	47.4	83.5	56.8%
Machinery and Equipment	1,113.8	2,149.4	51.8%	1,450.4	2,497.0	2,564	4,646.4	55.2%
Furniture and Appliances	3.0	14.3	21.0%	2.0	9.9	5.0	24.2	20.6%
Easements	2.8	2.8	100.0%	5.4	5.4	8.2	8.2	100.0%
Software	5.7	18.8	30.3%	0.7	15.7	6.5	34.5	18.7%
Real Property	9.8	9.8	100.0%	18.7	18.7	28.5	28.5	100.0%
Vehicles	2.3	7.2	32.3%	0.8	6.2	3.1	13.5	23.4%
Total General	**1,157.5**	**2,241.2**	**51.6%**	**1,505.5**	**2,597.6**	**2,663.0**	**4,838.9**	**55.0%**

Source: Ceres Inteligência Financeira, based on the information supplied by Eletrobras Distribuição Piauí.

Thus, from the obtain VMU/VNR at 55.0%, the need of investment in Replacement of assets necessary to achieve the private reference at 59.26% was calculated. The total obtained is equivalent to R$158.6 million, and it was distributed between 2023 and 2027, based on the proportion of investments of the reference companies[31], as of the sixth year of privatization.

Table 19 - Investment in Replacement

R$ million (Dec/2016)	
VMU/VNR CEPISA	55.0%
VMU/VNR Reference	59.3%
VNR 2022	4,838.9
Deflator	28.8%
Investment in Replacement	**158.6**

Source: Ceres Inteligência Financeira

Table 20 - Proportion of Investment Reference Companies

Reference Companies	Privatization	Year 6	Year 7	Year 8	Year 9	Year 10
CEMAR	2000	17.1%	21.0%	23.5%	20.3%	18.2%
COELCE	1998	12.9%	14.0%	19.3%	25.5%	28.3%
COELBA	1997	16.2%	13.3%	14.6%	25.2%	30.8%
CELPE	2000	26.9%	14.8%	26.3%	17.3%	14.7%
Average		**18.3%**	**15.8%**	**20.9%**	**22.1%**	**23.0%**

Source: Ceres Inteligência Financeira

[31] CEMAR, COELCE,COELBA,CELPE

Ceres Inteligência Financeira 73

Maintenance

The values equivalent to the Renewal considered in the Due Diligence of service B, in its "Product 7 - CEPISA's Technical-Operational Report", in annex II, were used for the period between 2017 to 2022. From 2023, the maintenance will be composed by values related to the former asset base and the maintenance of new investments forecasted to the company.

The maintenance of the former base of assets is equivalent to the depreciation value of each item, as per ANEEL's Normative Resolution no. 674/2015. For the maintenance of the new investments, the reference of 59.26% out of 4.06% (average depreciation of the assets values of the Equity Control Report) was used in the calculation, thus allowing the assets of the company to remain depreciated at the reference level obtained from private companies used as a reference.

Maintenance values were considered as a whole from 2017 to 2022. For the other years, until 2046, the maintenance value was accumulated and executed two and one year before each rate review. The distribution of the investment in these two years obeyed the proportion of investments made by the reference companies[32], for the period prior to the equivalent rate review.

The accounting of expenditures with maintenance occurs until 2047. Since the concession ends in 2048, there is no need to make long term investments, between 2044 and 2048, at the same levels of the preceding years. Therefore, the final investment in maintenance corresponds to the values accumulated in 2043 and 2044.

Table 21 – Distribution of Investment with Maintenance prior to Rate Review

Reference Companies	2 years	1 year	Years considered
CEMAR	45%	55%	2006 e 2007
COELCE	42%	58%	2004 e 2005
COELBA	45%	55%	2005 e 2006
CELPE	65%	35%	2006 e 2007
Average	**49%**	**51%**	

Source: Ceres Inteligência Financeira, based on information provided by Eletrobras Distribuição Piauí.

Table 22 – Maintenance

BRL million (Dec/2016)	2017	2018	2019	2020	2021	2022	2026	2027	2031	2032	2036	2037	2041	2042	2046	2047
Renewal (Maintenance)	39	32	32	32	32	32	347	370	410	438	475	507	548	586	242	258

Source: Ceres Inteligência Financeira, based on the information supplied by Eletrobras Distribuição Piauí.

[32] CEMAR, COELCE, COELBA, CELPE

Ceres Inteligência Financeira 74

PMSO Estimate

Common Analyses to Distributors PMSO Forecasting Method

The analysis of Personnel, Material, Third-party Services, and Other Expenses (PMSO, of the Portu-guese “Pessoal, Material, Serviços de terceiros e Outras despesas”) may be divided into two parts: characterization of the analytical bases and the effective forecasting of such bases according to the types of expenses observed in such accounts.

The First Part, known as the Characterization of Analytical Accounts, underwent 5 Phases: Phase 1 – Grouping of analytical accounts; Phase 2 – Analysis of the account nature as fixed and variable; Phase 3 – Identification of atypical values33; Phase 4 – Evaluation of the best correlation to variable accounts;

Phase 5 – Identification of regulatory accounts (considered as recurring by ANEEL and compensated thereby).

Phase 1 begins with the monetary adjustment of the analytical accounts evaluated. These accounts are included in the sampling period between January 2012 and December 2016, and were adjusted for the base date of December 2016 for it is the most current of the period.

After such first monetary adjustment, the accounts of expenses were grouped in each PMSO group, in accordance with the similarity of type of expense and respective taxable events.

Phase 2 consists of the analysis of the fixed and variable accounts. The PMSO groups were evaluated considering as fixed account the account whose participation in the expenditure in the past 3 periods34 was within the lower and upper limits of the expense grouping sample, where:

33 Values with behavior different from the usual of the account, either too high or too low in relation to the average, values at non-recurring levels 34 To accounts completely fixed in value, each 1 out of 5 years of the period would represent 20% of the total expenditure. Thus, the last 3 years would represent 60% of the value in the 5 years evaluated

Upper limit fix/var = 60%*(1-((standard sample deviation)/(sample minimum)) and

Lower limit fix/var = 60%*(1-(standard sample deviation)/(sample maximum)).

Initially, accounts above or below such limits are considered variable. Then, an evaluation is carried out in relation to the nature of the expense (if having characteristics of fixed or variable) and the degree of variation in the recent period35.

Fixed accounts, when projected, are calculated as the average of expenses in the sampling period, excepting outliers.

Variable accounts, when projected, are transformed into indicators and range according to the forecasts36 of Consumption Units and Consumed MWh, also excluding atypical values.

Phase 3 evaluates which periods in a sample may consist of atypical values and, therefore, unlikely to occur in the projected scenario. A period entry is considered as an outlier when its value is beyond the established limits of normality of the sample, where:

Upper limit out = (sample average) + (standard sample deviation);

Lower limit out = (sample average) - (standard sample deviation).

After such initial characterization, the nature of the expense and the levels verified in the past 3 years are evaluated in order to identity structural breaches to the expense level to define if the prior samples must be kept or eliminated in the evaluation.

Phase 4 evaluates what are the most correlated variables with the PMSO account groups. More correlated groups are used as an indicator to estimate the account value. The two variables with the greatest correlation with the PMSO accounts were Network Extension (Km)37 and Consumption in MWh.

The formation of the indicator in the PMSO group expenses considered as variable occur as shown below:

(© Regular Expense Values38)/(© Regular Parameter Values)39.

35 Expenses with low variation would tend to be fixed

36 More detail on the forecasting of Consumption Units and Consumption in MWh are provided in the chapter of Demand and Consumption Forecasting 37 Includes the extension of low, medium, and high voltage network 38 Excluding those atypical 39 The parameters considered are consumption units and consumption in MWh for the same period of time of the expense, excluding periods considered as atypical by the company

Finally, Phase 5 consists of the classification of the accounts composing the groups of each PMSO block, pursuant to the characterization defined by ANEEL for regulatory PMSO. Thus, each account composing the analytical PMSO has a classification as Effective PMSO (total), Regulatory PMSO and PMSO Other (effective PMSO – regulatory PMSO).

The Second Part includes the Forecasting of the Effective and Regulatory PMSO Groups, and may be divided into four Phases:

Phase 1 – Expense Forecasting for 2017;

Phase 2 – Operating Costs Variation Rate;

Phase 3 – Identification and Treatment of Accounts with Behavior Linked to Improvements of the Distributor;

Phase 4 – Concession Period Forecasting – 2018 to 2047.

Phase 1, Expense Forecasting for 2017, will consider a variation of the expense based on the history of the company, observing the fixed and variable natures of the expenses composing the PMSO.

Fixed and variable expenses are calculated as detailed in the First Part, Phase 2, in accordance with the provisions of this chapter. Variable expenses are transformed into indicators having as denominator the parameter of best correlation that has been analyzed, based on BRL/Parameter, multiplied by the forecasting40 of Network Extension (Km) or MWh Extension.

Phase 2, Operating Costs Variation Rate and Goal, is subdivided into three steps: 1 – Definition of the Operating Cost Benchmarks; 2 – Definition of Variation Rate and Goal between 2018 and 2022; 3 – Definition of Variation Rate and Goal between 2023 and 2027.

Step 1 of definition of Operating Cost Benchmarks initially took into account the groups determined by ANEEL, which have been adjusted per region. For the distributors of the Northern region, the benchmarks that have been considered consisted of the following private distributors: Celpa and Celtins. These were grouped with Ceron, Eletrobrás Roraima, Eletroacre and Amazonas Energia.

40 Detailed in the chapter on Consumption and Demand Forecasting

For the Northeastern region, the following were considered: Celpe, Cemar, Coelce, Energisa Paraíba and Energisa Sergipe, Coelba and Cosern; these were grouped with Cepisa and Ceal.

In Step 2 of Definition of the Variation Rate between 2018 and 2022, ANEEL’s DEA data base of calculation of efficient costs was used for the 4CRTP. The PMSO expense of each company with the extension of the network is parameterized.

Based on these indicators, it is possible to calculate the average of the group of each distributor according to the region. Distributors whose initial indicator is greater than that verified by the group average shall have their cost adjusted in terms of indicator in the next rate adjustment, in 2023.

Distributors whose initial indicator is below that verified in the group average shall have as their goal the indicator level between 2023 and 2027 lower than the group average.

Step 3 of Definition of the Variation Rate between 2023 and 2027 consists of the calculation of the average indicator of the private benchmarks of the groups. For the Northeastern region, the private distributors considered were: Celpe, Cemar, Coelce, Energisa Paraíba, and Energisa Sergipe. For the Northern region, the private distributors were: Celpa and Celtins.

When achieving the BRL/Consumption unit indicator of the cycle goal, distributors stabilize the operating cost indicators parameterized by consumption unit.

Phase 3 of Identification and Treatment of Accounts with Behavior Linked to Improvements of the Distributor consists of the identification of considered accounts that influence the effective PMSO cost, but that range in accordance with the operating improvements of the distributor41. Each company had a set of adjustments treated in their specific section.

Phase 4 consists of the estimate of the PMSO expense levels of distributors during the period of concession. With the goals between 2018 and 2022 and from 2023 to 2027, distributors will achieve the operating cost benchmarks by the end of 2027. From that year, the indicator of BRL PMSO/Consumption Unit is stabilized, and the absolute PMSO value ranges in effective terms by means of the variation of consumption units.

41 Examples: ANEEL fines are reduced according to the curve of improvement of indicators of quality

Efficient Costs Interval

The upper and lower limits of the efficiency interval42 calculated to each distributor were estimated. The values considered to these forecasts were based on those found in “Annex I – Efficiency Intervals” of submodule 2.2 V2 of PRORET. These limits have the trend of being aligned with their respective benchmarks in two occasions during the concession; the first ending in 2022 and the second ending in 2027.

The first occasion calculates the simple average of each one of these limits to distributors according to their regional groups, consisting of:

Nordeste: Ceal, Cepisa, Celpe, Cemar, Coelba, Coelce, Cosern, Energisa Paraíba e Energisa Sergi-pe;

North: Amazonas Energia, Eletrobras Roraima, Ceron, Eletroacre, Celpa, and Celtins.

Distributors with upper or lower limit at level worse than that of the group average achieve the group average by 2022.

At the second occasion, the average of private distributors of these regional groups is calculated, consisting of:

Northeast Private Benchmark: Celpe, Cemar, Coelce, Energisa Paraíba, and Energisa Sergipe;

North Private Benchmark: Celpa, Celtins.

It should be noted that since Technical Note 149/2017-SRM/SGT/SRD/SFF/ANEEL defines the operating costs in force from 2017 to 2023, the efficient costs intervals defined in this section will only have an impact to the rate after the Rate Review of 2023.

[42] Greater detail on the PRORET methodology about this subject may be found in chapter “Methodology”, Item PRORET (Rate Level), Sub-item “Operating Costs”, Topic “Efficient Cost Interval”, or PRORET submodule 2.2 V2

Specific Analyses of Distributor History

The annexes contain tables that show the groups of the accounts related to the PMSO of each distributor. Similar accounts were initially grouped in terms of type of expense. After this exercise, the groups were allocated inside the PMSO accounts. The names and codes of accounts are described according to the original names and codes of the financial statements provided by the distributor. The values are adjusted as per the December/2016 Base Date.

Forecasting

According to the methodologies of groups and calculations already detailed, the results of the forecasting of expenses with PMSO - Personnel (P), Material (M), Services (S), and Other (O):

Table 23 – Personnel Expenses Forecasting 1 of 3

Personnel Groups	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Additional	15,867	16,554	17,287	18,041	18,818	19,614	20,444	21,309	22,210	23,150	24,129
Medical Assistance, Occupational Health and Exams	3,148	3,284	3,429	3,579	3,733	3,891	4,056	4,227	4,406	4,592	4,787
Child Care, School, Exceptional, Gym, Funeral Allowance	19,898	20,923	21,187	21,410	21,613	21,784	23,005	24,284	25,627	27,038	28,524
Qualification and Training	1,596	1,695	1,716	1,734	1,750	1,764	1,863	1,967	2,076	2,190	2,310
Position Bonus	5,361	5,593	5,841	6,096	6,358	6,627	6,908	7,200	7,504	7,822	8,153
Extra Time	8,076	8,426	8,799	9,183	9,579	9,984	10,406	10,846	11,305	11,783	12,282
Labor indemnities	22,257	23,221	24,249	25,307	26,397	27,514	28,678	29,891	31,155	32,473	33,847
INSS, FGTS and their Provisions	53,016	55,311	57,762	60,280	62,878	65,538	68,310	71,200	74,211	77,350	80,622
Profit Share (PLR)	12,982	11,020	11,159	11,277	11,384	11,474	12,117	12,791	13,498	14,241	15,024
PDV	-	-	-	-	-	-	-	-	-	-	-
Private Social Security	3,052	3,149	3,189	3,222	3,253	3,279	3,462	3,655	3,857	4,069	4,293
Salary/ Remuneration/ Payment/ Annual	94,287	96,652	97,872	98,904	99,841	100,632	106,270	112,178	118,381	124,902	131,765
Transfer	(13,257)	(20,091)	(20,344)	(20,559)	(20,753)	(20,918)	(22,090)	(23,318)	(24,607)	(25,963)	(27,389)
Food Voucher	171	209	211	214	216	217	230	242	256	270	285
Total	**226,453**	**225,946**	**232,358**	**238,688**	**245,067**	**251,401**	**263,659**	**276,471**	**289,879**	**303,919**	**318,630**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 81

Table 24 - Personnel Expenses Forecasting 2 of 3

Personnel Groups	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Additional	25,150	26,214	27,322	28,478	29,683	30,938	32,247	33,611	35,033	36,515	38,059
Medical Assistance, Occupational Health and Exams	4,989	5,200	5,420	5,649	5,888	6,137	6,397	6,668	6,950	7,244	7,550
Child Care, School, Exceptional, Gym, Funeral Allowance	30,910	33,495	36,241	39,153	42,238	45,504	48,956	52,603	56,450	60,506	64,778
Qualification and Training	2,504	2,713	2,935	3,171	3,421	3,685	3,965	4,260	4,572	4,901	5,247
Position Bonus	8,497	8,857	9,232	9,622	10,029	10,453	10,895	11,356	11,837	12,337	12,859
Extra Time	12,801	13,343	13,907	14,496	15,109	15,748	16,414	17,108	17,832	18,586	19,373
Labor indemnities	35,278	36,771	38,326	39,947	41,637	43,398	45,234	47,147	49,142	51,220	53,387
INSS, FGTS and their Provisions	84,033	87,587	91,292	95,154	99,179	103,374	107,747	112,305	117,055	122,006	127,167
Profit Share (PLR)	16,281	17,643	19,089	20,622	22,248	23,968	25,786	27,707	29,733	31,870	34,120
PDV	-	-	-	-	-	-	-	-	-	-	-
Private Social Security	4,652	5,041	5,454	5,893	6,357	6,848	7,368	7,917	8,496	9,106	9,749
Salary/ Remuneration/ Payment/ Annual	142,790	154,732	167,414	180,866	195,119	210,204	226,153	242,998	260,772	279,508	299,241
Transfer	(29,681)	(32,163)	(34,799)	(37,596)	(40,558)	(43,694)	(47,009)	(50,510)	(54,205)	(58,100)	(62,201)
Food Voucher	309	334	362	391	422	454	489	525	563	604	647
Total	**338,513**	**359,766**	**382,195**	**405,847**	**430,771**	**457,019**	**484,642**	**513,695**	**544,230**	**576,304**	**609,975**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 82

Table 25 - Personnel Expenses Forecasting 3 of 3

Personnel Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
Additional	39,669	41,347	43,096	44,919	46,819	48,800	50,864	53,015	55,258
Medical Assistance, Occupational Health and Exams	7,869	8,202	8,549	8,911	9,288	9,681	10,090	10,517	10,962
Child Care, School, Exceptional, Gym, Funeral Allowance	69,273	73,998	78,962	84,172	89,636	95,363	101,361	107,639	114,205
Qualification and Training	5,611	5,993	6,395	6,817	7,260	7,724	8,210	8,718	9,250
Position Bonus	13,403	13,970	14,561	15,177	15,819	16,488	17,186	17,913	18,670
Extra Time	20,192	21,046	21,936	22,864	23,831	24,840	25,890	26,985	28,127
Labor indemnities	55,645	57,999	60,452	63,009	65,675	68,453	71,348	74,366	77,512
INSS, FGTS and their Provisions	132,547	138,153	143,997	150,088	156,437	163,054	169,951	177,140	184,633
Profit Share (PLR)	36,487	38,976	41,590	44,335	47,213	50,229	53,389	56,695	60,154
PDV	-	-	-	-	-	-	-	-	-
Private Social Security	10,426	11,137	11,884	12,668	13,490	14,352	15,255	16,200	17,188
Salary/ Remuneration/ Payment/ Annual	320,004	341,832	364,762	388,830	414,073	440,529	468,237	497,236	527,568
Transfer	(66,517)	(71,055)	(75,821)	(80,824)	(86,071)	(91,570)	(97,330)	(103,357)	(109,662)
Food Voucher	691	739	788	840	895	952	1,012	1,074	1,140
Total	**645,299**	**682,338**	**721,153**	**761,807**	**804,365**	**848,895**	**895,463**	**944,142**	**995,004**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 83

Table 26 - Material Expenses Forecasting 1 of 3

Material Groups	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
FUEL AND LUBRICANTS	1,908	1,991	2,079	2,170	2,264	2,359	2,459	2,563	2,672	2,785	2,902
EXPENSE SHARE RELATED PARTIES	-	0	0	0	0	0	0	0	0	0	0
CANTEEN, KITCHEN AND HYGIENE	98	122	128	135	142	149	157	164	173	182	191
OVERHEADS AND SUPPORT	1,362	1,481	1,561	1,646	1,731	1,816	1,908	2,004	2,104	2,213	2,329
CLEANING AND PRESERVATION OF FIXED ASSETS AND FACILITIES	108	123	130	137	144	151	159	167	175	184	194
Maintenance of Grid, Transmission Line and Substation	3,389	3,180	3,220	3,254	3,285	3,311	3,497	3,691	3,895	4,110	4,335
MAINTENANCE AND CONSUMPTION OF DATA PROC.	20	21	22	23	24	25	26	27	28	29	30
MAINTENANCE AND CONSUMPTION OF TELECOMMUNICATION	23	27	27	28	28	28	30	31	33	35	37
MAINTENANCE AND RECOVERY OF EQUIPMENT	15	31	32	34	36	37	39	41	43	46	48
MAINTENANCE AND REPAIR OF VEHICLES	253	286	302	318	335	351	369	388	407	428	450
MAINTENANCE, MANUF. OR ACQUIS. OF TOOLS AND SERV. EQUIP.	146	227	230	232	234	236	249	263	278	293	309
MAINTENANCE, MANUF. OR ACQUIS. OF FURNITURE AND UTENSILS	28	27	28	30	31	33	34	36	38	40	42
MATERIAL - REMAINING COST SHARE	8	7	7	7	7	7	8	8	9	9	10
MATERIAL - TRANSFER TO OA´S	(94)	(104)	(109)	(115)	(121)	(127)	(133)	(140)	(147)	(155)	(163)
Total	**7,263**	**7,419**	**7,657**	**7,899**	**8,139**	**8,378**	**8,801**	**9,244**	**9,707**	**10,199**	**10,715**

Source: Ceres Inteligência Financeira

Table 27 - Material Expenses Forecasting 2 of 3

Material Groups	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
FUEL AND LUBRICANTS	3,025	3,153	3,286	3,425	3,570	3,721	3,879	4,043	4,214	4,392	4,578
EXPENSE SHARE RELATED PARTIES	0	0	0	0	0	0	0	0	0	0	0
CANTEEN, KITCHEN AND HYGIENE	201	211	222	234	246	259	272	286	300	316	332
OVERHEADS AND SUPPORT	2,450	2,577	2,710	2,850	2,997	3,151	3,313	3,483	3,662	3,849	4,046
CLEANING AND PRESERVATION OF FIXED ASSETS AND FACILITIES	204	214	225	237	249	262	276	290	305	320	337
Maintenance of Grid, Transmission Line and Substation	4,698	5,091	5,508	5,951	6,420	6,916	7,441	7,995	8,580	9,197	9,846
MAINTENANCE AND CONSUMPTION OF DATA PROC.	32	33	34	36	37	39	40	42	44	46	48
MAINTENANCE AND CONSUMPTION OF TELECOMMUNICATION	40	43	47	51	55	59	63	68	73	78	84
MAINTENANCE AND RECOVERY OF EQUIPMENT	51	53	56	59	62	65	68	72	76	79	83
MAINTENANCE AND REPAIR OF VEHICLES	474	498	524	551	580	609	641	674	708	745	783
MAINTENANCE, MANUF. OR ACQUIS. OF TOOLS AND SERV. EQUIP.	335	363	393	424	458	493	531	570	612	656	702
MAINTENANCE, MANUF. OR ACQUIS. OF FURNITURE AND UTENSILS	44	47	49	51	54	57	60	63	66	70	73
MATERIAL - REMAINING COST SHARE	10	11	12	13	14	15	16	18	19	20	22
MATERIAL - TRANSFER TO OA´S	(171)	(180)	(189)	(199)	(209)	(220)	(232)	(243)	(256)	(269)	(283)
Total	**11,392**	**12,115**	**12,878**	**13,683**	**14,532**	**15,427**	**16,369**	**17,360**	**18,403**	**19,499**	**20,650**

Ceres Inteligência Financeira 84

Source: Ceres Inteligência Financeira

Table 28 – Material Expenses Forecasting 3 of 3

Material Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
FUEL AND LUBRICANTS	4,771	4,973	5,184	5,403	5,632	5,870	6,118	6,377	6,647
EXPENSE SHARE RELATED PARTIES	0	0	0	0	0	0	1	1	1
CANTEEN, KITCHEN AND HYGIENE	349	367	385	405	425	447	470	493	518
OVERHEADS AND SUPPORT	4,253	4,469	4,697	4,935	5,186	5,449	5,725	6,014	6,318
CLEANING AND PRESERVATION OF FIXED ASSETS AND FACILITIES	354	372	391	411	431	453	476	500	526
Maintenance of Grid, Transmission Line and Substation	10,529	11,247	12,002	12,794	13,624	14,495	15,406	16,360	17,358
MAINTENANCE AND CONSUMPTION OF DATA PROC.	50	52	54	56	59	61	64	67	69
MAINTENANCE AND CONSUMPTION OF TELECOMMUNICATION	90	96	102	109	116	123	131	139	148
MAINTENANCE AND RECOVERY OF EQUIPMENT	88	92	97	102	107	112	118	124	130
MAINTENANCE AND REPAIR OF VEHICLES	823	864	908	955	1,003	1,054	1,107	1,163	1,222
MAINTENANCE, MANUF. OR ACQUIS. OF TOOLS AND SERV. EQUIP.	751	802	856	912	971	1,033	1,098	1,166	1,238
MAINTENANCE, MANUF. OR ACQUIS. OF FURNITURE AND UTENSILS	77	81	85	89	94	98	103	109	114
MATERIAL - REMAINING COST SHARE	23	25	26	28	30	32	34	36	38
MATERIAL - TRANSFER TO OA´S	(297)	(312)	(328)	(345)	(362)	(381)	(400)	(420)	(442)
Total	**21,859**	**23,128**	**24,459**	**25,854**	**27,316**	**28,848**	**30,451**	**32,129**	**33,885**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 85

Table 29 - Service Expenses Forecasting 1 of 3

Service Group	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Water / Sewage / Electricity	701	731	764	797	831	867	903	942	981	1,023	1,066
Support and Infrastructure	12,449	14,236	15,002	15,824	16,633	17,458	18,339	19,261	20,221	21,275	22,381
Consumer-oriented Campaigns	42,372	44,207	46,165	48,178	50,254	52,380	54,596	56,905	59,312	61,821	64,436
Communications (Telephone, Internet, IT, Mail Services)	9,766	9,436	9,555	9,655	9,747	9,824	10,374	10,951	11,557	12,193	12,863
Consulting and Audits	4,221	4,404	4,599	4,799	5,006	5,218	5,439	5,669	5,908	6,158	6,419
Expenses with Traveling and Training	1,583	1,651	1,725	1,800	1,877	1,957	2,040	2,126	2,216	2,309	2,407
Maintenance of Distribution Networks ("RD")	38,334	43,708	46,060	48,584	51,068	53,601	56,305	59,136	62,084	65,319	68,717
Other	3,230	3,370	3,520	3,673	3,831	3,994	4,162	4,339	4,522	4,713	4,913
Advertising and Publicity	1,133	1,520	1,601	1,689	1,776	1,864	1,958	2,056	2,159	2,271	2,389
Administrative and IT Support Services	4,423	4,557	4,614	4,663	4,707	4,745	5,010	5,289	5,581	5,889	6,212
Transfers	1,547	5,463	5,757	6,072	6,383	6,699	7,037	7,391	7,760	8,164	8,589
Total Services	**119,759**	**133,283**	**139,361**	**145,734**	**152,113**	**158,605**	**166,164**	**174,063**	**182,301**	**191,136**	**200,392**

Source: Ceres Inteligência Financeira

Table 30 - Service Expenses Forecasting 2 of 3

Service Group	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Water / Sewage / Electricity	1,111	1,158	1,207	1,258	1,312	1,367	1,425	1,485	1,548	1,613	1,682
Support and Infrastructure	23,543	24,764	26,045	27,391	28,804	30,287	31,845	33,480	35,196	36,997	38,888
Consumer-oriented Campaigns	67,162	70,003	72,964	76,050	79,267	82,620	86,115	89,757	93,554	97,511	101,636
Communications (Telephone, Internet, IT, Mail Services)	13,940	15,105	16,344	17,657	19,048	20,521	22,078	23,722	25,457	27,287	29,213
Consulting and Audits	6,690	6,973	7,268	7,576	7,896	8,230	8,578	8,941	9,319	9,714	10,125
Expenses with Traveling and Training	2,509	2,615	2,726	2,841	2,961	3,086	3,217	3,353	3,495	3,643	3,797
Maintenance of Distribution Networks ("RD")	72,285	76,032	79,966	84,098	88,436	92,990	97,772	102,792	108,061	113,592	119,398
Other	5,120	5,337	5,563	5,798	6,043	6,299	6,565	6,843	7,133	7,434	7,749
Advertising and Publicity	2,513	2,644	2,780	2,924	3,075	3,233	3,400	3,574	3,757	3,950	4,151
Administrative and IT Support Services	6,732	7,295	7,893	8,527	9,199	9,911	10,663	11,457	12,295	13,178	14,108
Transfers	9,035	9,503	9,995	10,511	11,053	11,623	12,220	12,848	13,506	14,198	14,923
Total Services	**210,641**	**221,429**	**232,751**	**244,632**	**257,095**	**270,168**	**283,877**	**298,252**	**313,322**	**329,117**	**345,671**

Source: Ceres Inteligência Financeira

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Table 31 - Service Expenses Forecasting 3 of 3

Service Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
Water / Sewage / Electricity	1,753	1,827	1,904	1,985	2,069	2,156	2,247	2,342	2,442
Support and Infrastructure	40,873	42,956	45,142	47,437	49,844	52,371	55,022	57,803	60,722
Consumer-oriented Campaigns	105,935	110,416	115,087	119,955	125,029	130,318	135,831	141,576	147,565
Communications (Telephone, Internet, IT, Mail Services)	31,240	33,371	35,609	37,959	40,423	43,006	45,711	48,542	51,503
Consulting and Audits	10,553	10,999	11,464	11,949	12,455	12,982	13,531	14,103	14,700
Expenses with Traveling and Training	3,958	4,125	4,299	4,481	4,671	4,868	5,074	5,289	5,513
Maintenance of Distribution Networks ("RD")	125,492	131,888	138,600	145,644	153,036	160,793	168,932	177,472	186,433
Other	8,077	8,418	8,774	9,146	9,532	9,936	10,356	10,794	11,251
Advertising and Publicity	4,363	4,586	4,819	5,064	5,321	5,591	5,874	6,171	6,482
Administrative and IT Support Services	15,087	16,117	17,198	18,332	19,523	20,770	22,076	23,444	24,874
Transfers	15,685	16,484	17,323	18,204	19,128	20,097	21,114	22,182	23,302
Total Services	**363,016**	**381,187**	**400,221**	**420,156**	**441,031**	**462,887**	**485,768**	**509,718**	**534,784**

Source: Ceres Inteligência Financeira

Table 32 - Other Expenses Forecasting 1 of 3

Other Groups	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Rentals / Leasing / Leases / Monthly Fees and Similar	6,813	7,155	7,478	7,811	8,153	8,503	8,868	9,249	9,647	10,063	10,497
Own Power Consumption	1,581	1,650	1,723	1,798	1,875	1,955	2,037	2,123	2,213	2,307	2,404
Court Expenses / Compensations / Procedural Costs	16,555	17,652	19,122	20,681	22,352	24,130	26,130	28,284	30,610	33,121	35,834
Donations / Contributions/ Subventions	336	351	366	382	399	415	433	451	470	490	511
Interns / Minor Apprentices / Assigned Employees	285	290	294	297	300	302	319	337	355	375	396
ANEEL Infractions/Fines	-	-	-	-	-	-	-	-	-	-	-
Other	12	14	15	16	17	19	21	22	24	26	28
Provisions/ Reversals/ Renewals/ Administrative Expenses/ Advertising	1,910	1,992	2,081	2,171	2,265	2,361	2,461	2,565	2,673	2,786	2,904
Insurance	844	716	726	733	740	746	788	832	878	926	977
Transfer to other Accounts	-	-	-	-	-	-	-	-	-	-	-
Training / Other Daily Fees/ Travel/ Accommodation/ Medical Expenses	1,636	1,707	1,783	1,861	1,941	2,023	2,108	2,198	2,291	2,388	2,489
Levies/ Fees/ Taxes/ Fares	239	266	270	272	275	277	293	309	326	344	363
Total	**30,212**	**31,794**	**33,856**	**36,023**	**38,317**	**40,731**	**43,458**	**46,371**	**49,487**	**52,826**	**56,403**

Source: Ceres Inteligência Financeira

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Table 33 - Other Expenses Forecasting 2 of 3

Agrupamentos Outros	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Rentals / Leasing / Leases / Monthly Fees and Similar	10,950	11,423	11,915	12,430	12,966	13,525	14,109	14,718	15,352	16,015	16,706
Own Power Consumption	2,506	2,612	2,723	2,838	2,958	3,083	3,213	3,349	3,491	3,639	3,793
Court Expenses / Compensations / Procedural Costs	38,833	42,080	45,529	49,188	53,064	57,166	61,504	66,085	70,919	76,014	81,381
Donations / Contributions/ Subventions	533	555	579	603	629	655	683	712	742	773	806
Interns / Minor Apprentices / Assigned Employees	429	464	503	543	586	631	679	729	783	839	898
ANEEL Infractions/Fines	-	-	-	-	-	-	-	-	-	-	-
Other	31	33	36	39	42	45	49	52	56	60	65
Provisions/ Reversals/ Renewals/ Administrative Expenses/ Advertising	3,027	3,155	3,289	3,428	3,573	3,724	3,881	4,046	4,217	4,395	4,581
Insurance	1,059	1,147	1,241	1,341	1,446	1,558	1,676	1,801	1,933	2,072	2,218
Transfer to other Accounts	-	-	-	-	-	-	-	-	-	-	-
Training / Other Daily Fees/ Travel/ Accommodation/ Medical Expenses	2,594	2,703	2,818	2,937	3,061	3,191	3,326	3,466	3,613	3,766	3,925
Levies/ Fees/ Taxes/ Fares	393	426	461	498	537	579	623	669	718	770	824
Total	**60,354**	**64,600**	**69,094**	**73,844**	**78,862**	**84,158**	**89,743**	**95,628**	**101,824**	**108,343**	**115,197**

Source: Ceres Inteligência Financeira

Table 34 - Other Expenses Forecasting 3 of 3

Other Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
Rentals / Leasing / Leases / Monthly Fees and Similar	17,426	18,178	18,962	19,780	20,634	21,524	22,452	23,421	24,431
Own Power Consumption	3,953	4,120	4,294	4,476	4,665	4,863	5,069	5,283	5,506
Court Expenses / Compensations / Procedural Costs	87,027	92,964	99,200	105,745	112,610	119,805	127,340	135,227	143,476
Donations / Contributions/ Subventions	840	876	913	951	992	1,034	1,077	1,123	1,170
Interns / Minor Apprentices / Assigned Employees	961	1,026	1,095	1,167	1,243	1,322	1,406	1,493	1,584
ANEEL Infractions/Fines	-	-	-	-	-	-	-	-	-
Other	69	74	79	84	89	95	101	107	114
Provisions/ Reversals/ Renewals/ Administrative Expenses/ Adver-tising	4,775	4,977	5,187	5,407	5,635	5,874	6,122	6,381	6,651
Insurance	2,372	2,534	2,704	2,882	3,070	3,266	3,471	3,686	3,911
Transfer to other Accounts	-	-	-	-	-	-	-	-	-
Training / Other Daily Fees/ Travel/ Accommodation/ Medical Ex-penses	4,091	4,264	4,445	4,633	4,829	5,033	5,246	5,468	5,699
Levies/ Fees/ Taxes/ Fares	881	942	1,005	1,071	1,141	1,213	1,290	1,370	1,453
Total	**122,396**	**129,954**	**137,884**	**146,197**	**154,907**	**164,028**	**173,574**	**183,558**	**193,995**

Source: Ceres Inteligência Financeira

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Table 35 – PMSO Expense (BRL '000) and Network Extension (Km) of Evaluated Distributors and Benchmark

Year	Company Type	Distributor	Total PMSO	Total Network (Km)	PMSO /Km	Personnel /Km	Material/Km	Services/Km	Other /Km
2013	Evaluated	Ceal	294,231	41,283	7,127	4,828	46	2,118	135
2013	Evaluated	Cepisa	337,952	86,860	3,891	2,407	60	1,295	129
2013	Private	Coelce	462,250	137,649	3,358	1,207	103	1,964	85
2013	Other	Cosern	219,544	51,067	4,299	1,702	106	2,288	204
2013	Private	Energisa Pb	244,176	69,883	3,494	1,834	188	1,341	131
2013	Private	Energisa Se	162,343	27,137	5,982	3,350	349	2,049	234
2013	Private	Celpe	613,689	132,607	4,628	1,595	107	2,556	370
2013	Private	Cemar	411,511	125,549	3,278	911	130	2,105	132
2013	Other	Coelba	985,591	262,555	3,754	1,235	121	2,196	201
2012	Evaluated	Ceal	321,039	40,028	8,020	5,278	93	2,487	162
2012	Evaluated	Cepisa	349,563	77,501	4,510	2,647	96	1,664	104
2012	Private	Coelce	478,745	134,423	3,561	1,338	110	2,018	96
2012	Other	Cosern	194,560	48,555	4,007	1,631	96	2,091	189
2012	Private	Energisa Pb	257,539	71,424	3,606	1,805	197	1,464	140
2012	Private	Energisa Se	174,574	26,785	6,518	3,564	418	2,366	170
2012	Private	Celpe	568,758	131,280	4,332	1,558	90	2,338	346
2012	Private	Cemar	398,546	118,638	3,359	883	93	2,208	176
2012	Other	Coelba	837,001	253,733	3,299	1,229	79	1,801	189
2011	Evaluated	Ceal	324,240	37,705	8,599	5,683	82	2,668	167
2011	Evaluated	Cepisa	315,926	63,807	4,951	2,902	119	1,884	47
2011	Private	Coelce	440,700	130,530	3,376	1,152	98	1,993	132
2011	Other	Cosern	175,932	46,328	3,798	1,744	84	1,808	161
2011	Private	Energisa Pb	249,633	68,938	3,621	1,848	200	1,442	131
2011	Private	Energisa Se	157,808	26,207	6,021	3,138	493	2,190	201
2011	Private	Celpe	491,208	122,201	4,020	1,644	111	1,949	317

Source: ANEEL (DEA model data base for Efficient Costs)

Efficiency Intervals

Table 36 – Estimated Upper and Lower Efficiency Limits - Cepisa

Efficiency Limit	2017	2019	2022	2027	2032	2037	2042	2047
Upper	62%	73%	83%	87%	87%	87%	87%	87%
Lower	55%	65%	73%	77%	77%	77%	77%	77%

Source: ANEEL, Ceres Inteligência Financeira

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Table 37 – Efficiency Limits of Evaluated and Private Distributors[43]

Region Group	Name	Company Type	Lower limit (θinf)	Center	Upper limit (θsup)
Northeast	Ceal	Evaluated	39.00%	44.00%	45.00%
Northeast	Cepisa	Evaluated	55.00%	59.00%	62.00%
Northeast	Cosern	Other	85.00%	92.00%	100.00%
Northeast	Coelba	Other	88.00%	96.00%	100.00%
Northeast	Energisa Se	Private	55.00%	60.00%	63.00%
Northeast	Energisa Pb	Private	76.00%	82.00%	86.00%
Northeast	Celpe	Private	77.00%	86.00%	90.00%
Northeast	Cemar	Private	81.00%	87.00%	94.00%
Northeast	Coelce	Private	94.00%	100.00%	100.00%

Source: ANEEL, Ceres Inteligência Financeira

Table 38 – Average of Reference Limits for the Evaluated Distributor Limits Forecasting

Region Group	Name	Lower limit (θinf)	Center	Upper limit (θsup)
Northeast	Group Average	72.22%	78.44%	82.22%
Northeast	Benchmark Average	76.60%	83.00%	86.60%

Source: ANEEL, Ceres Inteligência Financeira

[43] PRORET Submódulo 2.2 V2.0

Ceres Inteligência Financeira 90

Voluntary Dismissal Plan (“PDV”)

Common Analyses to Distributors

The adjustment of personnel involves the decision between terminating the labor agreement with the collaborator versus offering him/her a voluntary dismissal against financial compensation. The values of each option are evaluated by the employee and by the company, and each will choose what is best when making the decision.

The evaluation begins with the definition of the public eligible to the PDV, considering only collaborators with at least 20 years44 of effective labor link with the company. This public represents approximately one-third45 of the total personnel of the evaluated distributors.

Labor link with the company means employees in the following categories46:· Employees in full-time positions;· Assigned employees47;· Employees under license or with labor agreement suspended;· Officer48.

In this sense, the following employees are not included in the base containing employees eligible to the PDV:· Employees requested from other agencies and branches49;· Employees without link with the government;· Board members;· Young apprentice;· Interns.

44 PID – Eletrobras Companies Dismissal Stimulation Plan – Commission of Mines and Energy – Chamber of Deputies –07/02/2013 45 PID Eletrobras calculated 36.4% of total eligible personnel 46 The categories are those presented in the due diligence of Human Resources performed by Service B, in “Product 8: Report on Distributor’s Human Resources Evaluation” of each distributor 47 According to Decree no. 4.050, dated April 12, 2001, which governs Article 93 of Act no. 8.112, dated 12/11/1990, these employees are part of the personnel of the conceding agency (the evaluated distributor is the conceding institution in such case) 48 Applicable only to officers with more than 20 years of career in the distributor and part of the effective personnel, not including officers required by other government agencies and branches or without link to the government, among others 49 According to Decree no. 4.050, dated April 12, 2001, which governs Article 93 of Act no. 8.112, dated 12/11/1990, these employees are part of the personnel of the conceding agency (the evaluated distributor is the receiving institution in such case) {s

The payroll independent of enrollment on December 31, 2016, was evaluated to each distributor. Such evaluation resulted a termination value that is compared to the value if the employee applies to the PDV.

The PDV expense is entered as a nonrecurring item that occurs in two occasions, in its phase 1 on June 1, 2018, and in its phase 2 on June 2, 2019. Employees who leave the company reduce the PMSO personnel account. Such reduction may occur in two ways, either by means of reduction of the work position without the addition of a new employee and/or replacement with a new employee with a more competitive cost, which will return to the PMSO Personnel account.

The termination value is calculated based on the sum of the following accounts: base salary, additions50, overtime, prior notice, FGTS fine, vacation, and 13th salary, in which:· 13th salary has the same value of the Dec/2016 base salary;· Additions and overtime refer to values received by the employees in December 2016;· Prior notice is the sum of the monthly base salary, extraordinary compensation for length of work51;· FGTS is calculated with the multiplication of the monthly salary by 8%, by the number of months that the individual worked at the company until the base date of December 31, 2016.

The fine of FGTS represent 50% of this value;

· Vacation has total value per employee of half plus 1+(1/3) of a base salary related to Decem-ber 2016. This value is divided by half because at this point of the period, half of the individuals have already used their vacation benefit.

The PDV is calculated as approximately 18 times the sum of the Base Salary, Additions, and Overtime of the collaborators in December 2016. This choice represents the value with which approximately one-third52 of individuals eligible to the PDV see it as financially interesting when compared to the involuntary dismissal.

Considering such eligible collaborators, those in two specific situations join the Plan:

1 – Individuals whose PDV is equal to or higher than the involuntary contractual termination value;

2 – Individuals whose PDV is greater than twice the sum of the base salary, additions, and overtime is greater than or equal to the termination value.

50 Premium for hazardous, dangerous and hardship

51 At every one year, 3 days of bonus are received as compensation, up to a maximum of 60 days or two months of compensation. Added to the prior notice compensated with maximum of 30 days, the total of receipts may totalize 90 days 52 PID – Eletrobras Dismissal Benefit Plan – Commission of Mines and Energy – Chamber of Deputies – 07/02/2013. Eletrobras estimated that the number of dismissals would represent 47% of the public eligible to its 2013 PID {t

The individuals in situation 1 join and receive the PDV originally offered, the individuals in situation 2 joint and receive the PDV plus two times the sum of the base salary, additions, and overtime.

Distributor's Specific Analyses

Table 39 – Payroll Realized Dec /16 (in BRL '000)

Employees	Base Salary	Addition	Overtime	Prior Notice	FGTS Fine	13th Salary	Vacation + 1/3
Ineligible	2,831	694	255	3,629	4,364	708	2,350
Eligible who have not joined	1,921	63	12	5,763	32,988	480	1,323
Eligible Joining 1st year	810	390	219	2,428	12,835	203	800
Eligible Joining 2nd year	346	155	12	1,036	6,166	86	334
Total	**5,908**	**1,302**	**498**	**12,857**	**56,352**	**1,477**	**4,806**

Source: Distributor's bases, Eletrobras, Ministry of Labor, ANEEL, Ceres Inteligência Financeira

Table 40 - Voluntary Dismissal Plan (PDV) Forecasting

Employees	# Employ-ees	% Em-ployees	BRL Termi-nation	BRL PDV Proposal	BRL PDV Final Expense	% PDV Final Expense
Ineligible	1323	66%	14,831	56,705	-	0%
Eligible who have not joined	343	17%	42,550	29,937	-	0%
Eligible Joining 1st year	271	14%	17,684	21,281	21,281	71%
Eligible Joining 2nd year	62	3%	8,135	7,690	8,715	29%
Total	**1,998**	**100%**	**83,200**	**115,612**	**29,995**	**100%**

Source: Distributor's bases, Eletrobras, Ministry of Labor, ANEEL, Ceres Inteligência Financeira

The base of employees used considers the base of the due diligence of human resources in its "Product 8: Cepisa Distributor Human Resources Evaluation Report (Parts I and II)".

Ceres Inteligência Financeira 93

Offsetting for the Transgression of the Continuity Limits

Common Analyses to Distributors

ANEEL establishes limits for the continuity indicators. When surpassing these limits, a distributor shall financially offset the consumer. The compensation is automatic and shall be paid within up to 2 months after the month of calculation of the indicator (month of interruption)[53].

Four individual continuity indicators are evaluated:

- Individual interruption duration per consumption unit (DIC): Interval of time, in the period of determination, that the electric power distribution was discontinued in each consumption unit or point of connection;
- Individual interruption frequency per consumption unit (FIC): Number of interruptions occurred in the period of determination, in each consumption unit or point of connection;
- Maximum duration of continuous interruption per consumption unit or point of connection (DMIC): Maximum period of continuous interruption of electric power, in each consumption unit or point of connection;
- Individual interruption duration occurred on critical day per consumption unit or point of connection (DICRI): Corresponding to the duration of each interruption occurred on a critical day, to each consumption unit or point of connection.

Such continuity of supply is evaluated by ANEEL by means of subdivisions of the distributors, known as Electrical Sets. Each set[54] is associated with limits to the indicators. The limits of the DIC and FIC indicators are defined for monthly, quarterly, and annual periods. The DMIC indicator limit is defined for monthly periods. The DICRI indicator limit is defined to each interruption on critical day[55].

The forecasting of these indicators may be divided into three parts: estimate on the amount of fines for 2017, history of adjustment of fines in terms of unit cost, and high level of unit cost.

The estimate of the amount of compensations for 2017 was made based on the Offsetting Indicators Base of ANEEL and of the SAMP consumption units, owned by ANEEL, for years 2014 to 2016.

After obtaining the data, the following indicator was created to each distributor, in separate: $\frac{R\$\ Offsetting\ 2014-2016}{\#\ Consumption\ Units\ 2014-2016}$. This indicator represents to each distributor the sum of total offsetting

[53] ANEEL
[54] The Sets may have differentiated coverage, with sets covering part of a municipalities and sets covering multiple municipalities
[55] Regulation in Module 8 of te PRODIST Distribution Procedures

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occurred between 2014 and 2016, divided by the sum of the consumption units of the distributor between 2014 and 2016.

Following that, the average indicator of each distributor between 2014 and 2016 is multiplied by the forecast of the number of consumption units for 2017[56], achieving the offsetting value in 2017.

To calculate the history of adjustment of the fines in terms of unit costs, the evaluated companies were grouped in regional benchmarks:

- Northeastern distributors: Cepisa and Ceal were grouped with Celpe, Cemar, Cosern, Energisa Paraíba and Energisa Sergipe;
- Northern distributors: Amazonas Energia, Ceron, Eletroacre and Eletrobras Roraima were grouped with Celpa and Energisa Tocantins.

To each regional group, private distributors were selected as benchmark, with the determination of the average of benchmark indicators[57] $\frac{BRL\ 2016\ Benchmark\ Offsetting}{\#\ 2016\ Benchmark\ Consumption\ Units}$, i.e., the Northeastern region considered Celpe, Cemar, Cosern, Energisa Paraíba and Energisa Sergipe; and the Northern region considered Celpa and Energisa Tocantins.

The evaluated distributors, whose offsetting per consumption unit were better than those verified in the benchmarks, maintained their (best) indicator throughout the period of concession. The evaluated distributors, whose indicators were worse than the benchmarks, improved their indicators until they reached the benchmark indicator level.

At last, the final level of unit cost of distributors is achieved in 5 years, until the first ordinary rate review after the beginning of the concession, in which distributors achieve the offsetting average per consumption unit of the benchmark groups.

These unit cost values, multiplied by the forecasted consumption units, generate to each year an offsetting value to be incurred by the evaluated distributors. These values are divided homogeneously to each month of each respective year in the evaluation.

The treatments of such offsetting occur with the definition of two documents:

---

[56] The forecasting of consumption units is treated in Chapter "Economic-Financial Evaluation", Item "Demand Forecasting", Subitem "Consumption Unit Forecasting"

[57] The average verified in 2016 was used for the benchmark distributors in detriment of the 2014-2016 average, due to data missing in relation to the benchmarks for the periods before 2016

Ceres Inteligência Financeira 95

1 – Normative Resolution no. 748, dated November 29, 201658, which establishes the terms and conditions for the provision of the public service of electric power by Designated Distributor;

2 – Official Letter no. 113/2017-DR/ANEEL, Brasília, dated May 3, 2017, procedure: 48510.000502/2017-00, which determines the submittal of a draft of the new model of Agreement for the Concession of Public Service of Electric Power Distribution59.

The treatment given in relation to Document 1, in its Chapter I (Revenue), in its Article 5 established that: “The Designated Distributor will be authorized to assign the resources from offsetting for violation of the limits of quality related to the continuity of the service and the voltage level in permanent regimen as per items 2.13 of section 8.1 and 5.11 of section 8.2 of PRODIST’ Module 8 for investments in the area of concession. ”

These offset values are included in entry Obligations Linked to the Electric Power Service (Special Obligations), during the period of designation for the provision of the electric power public service, i.e., between 01/01/17 and 02/28/18.

In relation to Document 2, in its Clause Nineteen (Transitory Provisions), Subclause One, we have: “DISTRIBUTOR may allocate the resources from offsetting for violation of the limits of quality, related to the continuity of the services and the sampling measurements of the voltage level in permanent regime, for the investments in the area of concession, until the end of the fifth calendar year after the date of execution of the concession agreement. ”

I.e., between 03/01/2018 and 02/28/2023, the distributor may allocate such offsetting to make investments, according to the criteria below:· Paragraph One: “DISTRIBUTOR must continue calculating the offset values from the date of execution of the agreement, according to the regulation, for the purposes of follow-up and inspection by ANEEL”;· Paragraph Two: From the second calendar year following the execution of the agreement, in case the calculated values of the offsets are below the values of the calculated offsetting for the previous calendar year, such difference will be considered as a remunerable investment by DISTRIBUTOR upon the rate review, with the remaining value being included in entry Obligations Linked to the Electric Power Public Service (Special Obligations) ”;· Paragraph Three: “From the second calendar year after the execution of the agreement, in case the calculated values of the offsetting is greater than the values of calculated offsetting for the previous calendar year, such difference shall be invested doubled in the concession

58 ANEEL

59 As resolved by ANEEL Management in the 15th Ordinary Public Meeting, held on May 2, 2017 and included in entry Obligations Linked to the Electric Power Public Service (Special Obligations)”.

In addition, regarding Document 2, the values of offsets accounted in special obligations and remunerable investments by the distributor are distributed in 12 months starting from the comparative calculation of the values as described in Paragraphs Two and Three.

Finally, from 03/01/2023 to the end of the concession, on 02/28/2048, all the offsetting will be included as an expense in the PMSO account.

Specific Analyses of Distributor

The analysis of the history of Cepisa, compared to its group of benchmarks in the Northeastern region, shows that the average of the offsetting value per consumption unit (UC) of the evaluated distributor is greater than its comparison peers. For 2017, the considered value of offsetting to Cepisa was of BRL 3.70 per Consumption Unit, while the average of the benchmark group is of BRL3.06 per Consumption Unit.

The history of reduction of the offsets takes into consideration the coverage of the benchmark group levels in 5 years. In this sense, a reduction of 3.72% per year was defined for the offsetting per consumption unit to the evaluated distributor.

Table 41 – Offsetting History of the Evaluated Distributor and its Benchmarks and Forecasting of the Evaluated Distributor

	2014	2015	2016	2017	2014	2015	2016	14-16 Average	2017
	Offsetting value (BRL '000)				BRL Offsetting/Cons. Unit				
Cepisa	4,540	5,181	3,162	4,515	4,04	4,47	2,64	3,70	3,70
Celpe	24,520	18,397	13,995	-	7,25	5,28	3,92	5,45	-
Cemar	8,389	7,288	6,672	-	3,87	3,27	2,87	3,33	-
Cosern	3,113	4,469	2,871	-	2,44	3,37	2,10	2,63	-
Energisa Pernambuco	4,245	3,940	3,705	-	3,28	2,94	2,71	2,97	-
Energisa Sergipe	1,807	1,534	1,444	-	2,59	2,12	1,95	2,21	-

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Table 42 – Offsetting History of the Evaluated Distributor up to the Benchmark Group Average

Evaluated Distributor and Benchmark	BRL/Consumption Unit	Δ% Annual
Cepisa	3.70	-3.72%
Benchmark Group	3.06	-

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

From the starting point established at BRL 3.70 per Consumption Unit, the annual reduction rate of 3.72% of such indicator shall apply. The table below shows the evolution of such indicator (BRL/Consumption Unit), as well as the annual expense values of the distributor (BRL '000) with such offsetting. The estimate is that by 2022 the amount expended with offsetting could be around 4.3 million Reais. The increase of the total value of offsetting throughout the following years occurs due to the increase of the consumption units to be served by the distributor.

Ceres Inteligência Financeira 98

CERES INTELIGÊNCIA FINANCEIRA

Financing

Summary of the contracts

The information related to financing have been obtained from contracts and internal controls of the distributors. After the extraction of the data, a validation was made directly with the distributor. Financings have three formats, as detailed below:

- Existing loans, held by the company in December 2016 and credit concessions in 2017 until the delivery of this report. Currently, CEPISA has a debt balance on financing of BRL 1,681,228,000.00. Release of contract ECF 2906-2010 at the amount of R$6,891,000.00 is forecasted in 2017, divided between January and March.
  The table below shows the financing lines currently in force.

Table 46 – Financings (1 of 5)

Title	RGR jul/17	SELIC jul/17	SELIC jan/18	ECF 2784-2009	ECF 2965-2011	ECF 2868-2010	ECF 3052-2013	RGR jun/18	ECF 3013-2012
Months reserve account	-	-	-	-	-	-	-	-	-
Reserve Account Debt Balance	-	-	-	-	-	-	-	-	-
Financing Debt Balance	27,523	202,268	11,906	33,752	1,468	12,214	7,960	10,743	1,252
Reference Date of Debt Balances	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16
Table	SAC	SAC	SAC	SAC	SAC	SAC	SAC	SAC	SAC
First amortization	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16
Number of installments	8	8	14	17	17	18	18	19	20
Interval between installments (months)	1	1	1	1	1	1	1	1	1
Principal grace period (months)	-	-	-	-	-	-	-	-	-
Last amortization	jul/17	jul/17	jan/18	apr/18	apr/18	may/18	may/18	jun/18	jul/18
First payment interest	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16
Interval between payments (months)	1	1	1	1	1	1	1	1	1
Grace period (months)	-	-	-	-	-	-	-	-	-
Reference Rate	None	SELIC	SELIC	None	SELIC	None	SELIC	None	SELIC
Reference rate limiter (% p.a.)	-	-	-	-	-	-	-	-	-
Reference rate multiplier (%)	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Spread (% p.a.)	0.070	0.005	0.005	0.070	-	0.070	0.005	0.070	0.005

Ceres Inteligência Financeira 100

Readjustment Rate (Incorporated in the SD)	None	None	None	None	None	None	None	None	None

Source: Ceres Inteligência Financeira

Table 47 - Financings (2 of 5)

Title	ECF 3122-2014	ECF 3109-2013	ECF 2920-2011	ECF 2020-2000	ECF 3054-2013	RGR jun/19	ECF 2191-2002	ECF 2989-2012	ECF 2834-2010
Months reserve account	-	-	-	-	-	-	-	-	-
Reserve Account Debt Balance	-	-	-	-	-	-	-	-	-
Financing Debt Balance	3,456	18,538	5,042	282	13,684	5,340	400	15,356	13,593
Reference Date of Debt Balances	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16
Table	SAC	SAC	SAC	Price	SAC	SAC	SAC	SAC	SAC
First amortization	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16
Number of in-stallments	23	24	25	26	26	31	34	37	40
Interval between installments (months)	1	1	1	1	1	1	1	1	1
Principal grace period (months)	-	-	-	-	-	-	-	-	-
Last amortization	oct/18	nov/18	dec/18	jan/19	jan/19	jun/19	sep/19	dec/19	mar/20
First payment interest	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16
Interval between payments (months)	1	1	1	1	1	1	1	1	1
Grace period (months)	-	-	-	-	-	-	-	-	-
Reference Rate	SELIC	SELIC	None	None	SELIC	None	None	None	SELIC
Reference rate limiter (% p.a.)	-	-	-	-	-	-	-	-	-
Reference rate multiplier (%)	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Spread (% p.a.)	0.005	0.005	0.070	0.085	0.005	0.068	0.070	0.070	0.005
Readjustment Rate (Incorpo-rated in the SD)	None	None	None	FINEL	None	None	None	None	None

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 101

CERES INTELIGÊNCIA FINANCEIRA

Table 48 – Financings (3 of 5)

Title	SELIC sep/20	ECF 3026-2012	RGR oct/21	ECF 2988-2012	ECF 2119-2001	RES 751-2014	ECF 3075-2013	ECF 2906-2010	ECF 2130-2002
Months reserve account	-	-	-	-	-	-	-	-	-
Reserve Account Debt Balance	-	-	-	-	-	-	-	-	-
Financing Debt Balance	93,368	90,379	20,041	21,308	4,873	430,002	7,529	122,966	4,785
Reference Date of Debt Balances	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16
Table	SAC	SAC	SAC	SAC	SAC	SAC	SAC	SAC	SAC
First amortization	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16
Number of installments	46	54	59	61	63	73	84	85	94
Interval between installments (months)	1	1	1	1	1	1	1	1	1
Principal grace period (months)	-	-	-	-	-	-	-	-	-
Last amortization	sep/20	may/21	out/21	dec/21	feb/22	dec/22	nov/23	dec/23	sep/24
First payment interest	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16
Interval between payments (months)	1	1	1	1	1	1	1	1	1
Grace period (months)	-	-	-	-	-	-	-	-	-
Reference Rate	SELIC	SELIC	None	SELIC	None	CDI	SELIC	BIRD	None
Reference rate limiter (% p.a.)	-	-	-	-	-	-	-	-	-
Reference rate multiplier (%)	1.00	1.00	1.00	1.00	1.00	1.20	1.00	1.00	1.00
Spread (% p.a.)	0.005	0.005	0.060	0.005	0.060	0.005	0.005	0.005	0.070
Readjustment Rate (Incorporated in the SD)	None	None	None	None	None	None	None	IPCA	None

Source: Ceres Inteligência Financeira

Table 49 – Financings (4 of 5)

Title	BB Morgan Discount	BB Morgan Pair	RGR may/25	ECF 2019-2000	ECF 2017-2000	439452-51/2014	ECF 2008-2000	RGR dec/27
Months reserve account	-	-	-	-	-	-	-	-
Reserve Account Debt Balance	-	-	-	-	-	-	-	-
Financing Debt Balance	4,458	6,389	24,915	923	19,910	50,749	703	4,822
Reference Date of Debt Balances	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16
Table	SAC	SAC	SAC	Price	Price	SAC	SAC	SAC
First amortization	apr/24	apr/24	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16

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CERES INTELIGÊNCIA FINANCEIRA

Number of installments	1	1	102	107	116	117	128	133
Interval between installments (months)	1	1	1	1	1	1	1	1
Principal grace period (months)	88	88	-	-	-	-	-	-
Last amortization	apr/24	apr/24	may/25	oct/25	jul/26	aug/26	jul/27	dec/27
First payment interest	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16
Interval between payments (months)	6	6	1	1	1	1	1	1
Grace period (months)	-	-	-	-	-	-	-	-
Reference Rate	Libor 6M	None	None	None	None	None	None	None
Reference rate limiter (% p.a.)	-	-	-	-	-	-	-	-
Reference rate multiplier (%)	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Spread (% p.a.)	0.010	0.062	0.070	0.060	0.085	0.070	0.070	0.065
Readjustment Rate (Incorporated in the SD)	Delta R$/US$ (annual mean)	Delta R$/US$ (annual mean)	None	None	FINEL	None	None	None

Source: Ceres Inteligência Financeira

Table 50 – Financings (5 of 5)

Title	ECF 2009-2000	ECF 2016-2000	ECF 1930-1999	ECF 2711-2008	ECF 2660-2007	ECF 2640-2007	ECF 2643-2007	ECF 2659-2007	Balance without contract
Months reserve account	-	-	-	-	-	-	-	-	-
Reserve Account Debt Balance	-	-	-	-	-	-	-	-	-
Financing Debt Balance	23,642	41,507	12,636	4,390	1,758	1,319	392	5,376	297,311
Reference Date of Debt Balances	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16
Table	SAC	Price	SAC	SAC	SAC	SAC	SAC	SAC	SAC
First amortization	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	jan/18
Number of installments	155	152	172	7	7	7	7	7	36
Interval between installments (months)	1	1	1	1	1	1	1	1	1
Principal grace period (months)	-	-	-	-	-	-	-	-	13
Last amortization	oct/29	jul/29	mar/31	jun/17	jun/17	jun/17	jun/17	jun/17	dec/20
First payment interest	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	dec/16	jan/18
Interval between payments (months)	1	1	1	1	1	1	1	1	1
Grace period (months)	-	-	-	-	-	-	-	-	13
Reference Rate	None	None	None	None	None	None	None	None	SELIC
Reference rate limiter (% p.a.)	-	-	-	-	-	-	-	-	-
Reference rate multiplier (%)	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.11
Spread (% p.a.)	0.060	0.068	0.070	0.070	0.070	0.070	0.070	0.070	-
Readjustment Rate (Incorporated in the SD)	None	None	None	None	None	None	None	None	None

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 103

· Financing linked to the investment budge, beginning in Jan/18, equivalent to 60% of the financeable CapEx (80% of CapEx is financeable). The amortization occurs according to the SAC table, with 12 months of grace period, interest rate of 115% of the CDI and monthly payments (each release occurs in conjunction with the investment schedule).

· Credit releases in 2017 from the RGR fund, as per Directive 388/2016-MME. These releases occur, in a monthly basis, in 2017, with estimated value of BRL 379 million, with amortization by the Price table, with interest rate of 111%, SELIC, in 36 installments. The credit releases of the RGR fund also follow the premises of the table below. It is worthwhile noting that the conditions of the RGR fund financings will be reviewed, so that the new premises will be adopted from the grant of the new concession, as indicated in NT 149/2017-SRM/SGT/SRD/SFF/ANEEL.

CERES INTELIGÊNCIA FINANCEIRA

Table 51 - RGR fund financing premises

BRL Million	Piauí
Regulatory VBP	406
Losses in Generation	-
Losses in Distribution	(85)
(1) Expected VPB	**321**
PMSO	(508)
Adjustments	49
(2) Adjusted PMSO	**(459)**
Adjusted EBITDA = (1) + (2)	**(138)**
QRR	**(30)**
Interest	**(273)**
Reference Remuneration (RR)	**(441)**
RR after IRT 2016	**(441)**
Monthly Values	
Remuneration Reference (RR)	(37)
RR after IRT 2016	(37)

Source: ANEEL[60]

- RGR funds have already been released for February to June 2017 at the amount of R$291 million and for the next months, release of other R$88 million is also forecasted, distributed in the months as shown in the table below.

Table 52 – RGR Releases

(BRL '000)	Feb/17	Mar/17	Apr/17	May/17	Jun/17	Jul/17	Aug/17	Sep/17	Oct/17	Nov/17	Dec/17
	Realized					Forecasted					
RGR Piauí	(115,868)	(38,587)	(38,587)	(39,326)	(58,467)	(14,995)	(14,831)	(15,068)	(14,795)	(15,167)	(13,608)
Total					**(290,835)**						**(88,464)**

Source: ANEEL

[60] Technical Note no. 415/2016-SCT-SRD-SRM-SRG-SGT-SFF-SFE-ASD/ANEEL. Procedures: 48500.004245/2016-77.

Ceres Inteligência Financeira 105

CERES
INTELIGÊNCIA FINANCEIRA

Net Debt

The net debt balance adopted for the evaluation of Eletrobras Distribuição Piauí was determined and complemented by the Due Diligence work of service B, as per report "Product 5: Accounting-Equity Due Diligence Report / Companhia Energética do Piauí". The components of the net debt position indicated by the Accounting-Equity Due Diligence are presented in the table below. The position of the debt is fully discounted from the Enterprise Value of the company for the Valuation calculation.

Table 53 – Net Debt Balance

Net Debt (BRL '000)	Dec/15	Dec/16
Cash and cash equivalents	9,209	5,200
Securities - TVM	139	8
Loans – Short Term	(566,227)	(302,796)
Loans – Long Term	(715,220)	(1,378,432)
Net financial debt	**(1,272,099)**	**(1,676,020)**
Collaterals and court deposits – Long Term	14,557	16,272
Post-employment benefit – Short Term	(42,327)	(27,609)
R&D	(13,605)	(11,128)
Taxes collectible	(58,178)	(187,972)
R&D – Long Term	(41,560)	(54,080)
Post-employment benefit – Long Term	(13,919)	(3,273)
Provisions for legal actions	(78,475)	(128,244)
Other liabilities – Long Term	(499)	(503)
Other debt items	**(234,006)**	**(396,537)**
Net debt reported	**(1,506,105)**	**(2,072,557)**
Reclassification between working capital and net debt	**(168,761)**	**(166,699)**
1 Reimbursement right not received from the previous periods	-	NQ
2 Suppliers expired	(67,990)	(118,213)
3 Contractual Retention - Suppliers	(1,799)	(1,799)
4 Covenant regarding transfer of energy	(13,628)	(15,506)
5 Reclassification related parties	1,938	2,155
6 Other liabilities – Short Term	(87,282)	(33,336)
Proposed adjustments by "due diligence"	**NQ**	**(416)**
7 Restricted cash balance	NQ	(416)
Adjusted net debt	**(1,674,866)**	**(2,239,672)**

Source: Accounting-Equity Due Diligence Report (Product 5, pages 17 to 21)

Ceres Inteligência Financeira 106

CERES INTELIGÊNCIA FINANCEIRA

Contingencies

The balance of contingencies of the valuation includes the values calculated by the Due Diligence works of Accounting-Equity, Environment, Actuarial, Legal, Human Resources, and Technical-Operational, and represent the overdue position for Dec/16. In such valuation, the value of contingencies is deducted directly from the calculated value for the distributor's Enterprise Value, as a component of the Valuation.

For the values indicated as tax, labor and social security contingencies, only the amounts whose evaluation of risk represented a likely event were considered.

The table below summarizes the amounts indicated as contingencies by the Due Diligence to Eletrobras Distribuição Piauí and considered in this work.

Table 54 - Due Diligence Contingencies

	BRL '000
Tax, labor, and social security contingencies	(53,301)
Environmental contingencies	(40,830)
Actuarial contingencies	-
Legal contingencies	(50,981)
Human Resources Contingencies	-
Technical-Operational Contingencies	-
Total Contingencies	**(145,112)**

Source: Elaborated based on the indications of the reports of Accounting-Equity, Environmental, Actuarial, Legal, Human Resources, and Technical-Operational Due Diligence.

Ceres Inteligência Financeira 107

Agreements for the Purchase and Sale of Power

Summary of Agreements for the Purchase and Sale of Power

The data contained in the contracts were collected to define the characteristics of the agreements of purchase and sale of power in the Regulated Contracting Environment (ACR). Such data were validated with spreadsheets of internal control assigned by the distributor and with the spreadsheet updated in March 2017, of Consolidated Result of Electric Power Auctions per Contract, obtained on the website of the Electric Power Trading Chamber.

After gathering information on the contracts, the SPARTA system, 2016 readjustment, calculated if the power purchase volume was the same found in the contracts and spreadsheets of internal control. From the validation, the necessary volumes were added in order to obtain values and volumes compatible with the SPARTA.

With the data on quantity of power, price, beginning of effectiveness, end of effectiveness, base date of price, month of readjustment, and index rate of the readjustment of each contract, it was possible to group them based on the beginning and end of the contractual effectiveness, and to readjust the prices in order to update them. Thus, the contracts have been synthesized as shown in the table below. Such data were used as the basis for the demand of power to compose Installment A.

Table 55 - Power Purchase Agreements

Identification	Weighted Price	Qty. (MwAv-erage)	Beginning	End	Base Date	Month Readjust.	Index Rate
01st LEN 2009 - 23	300.17	6.11	01/01/2009	12/31/2023	aug/16	August	IPCA
01st LEN 2009 - 38	213.47	0.48	01/01/2009	12/31/2038	aug/16	August	IPCA
01st LEN 2010 - 24	265.52	9.52	01/01/2010	12/31/2024	aug/16	August	IPCA
01st LEN 2010 - 39	214.92	9.73	01/01/2010	12/31/2039	aug/16	August	IPCA
02nd LEN 2009 - 23	315.17	4.32	01/01/2009	12/31/2023	aug/16	August	IPCA
02nd LEN 2009 - 38	233.25	8.40	01/01/2009	12/31/2038	aug/16	August	IPCA
03rd LEN 2011 - 25	287.02	17.06	01/01/2011	12/31/2025	aug/16	August	IPCA
03rd LEN 2011 - 40	220.65	18.14	01/01/2011	12/31/2040	aug/16	August	IPCA
03rd LFA 2016 - 35	227.56	0.73	01/01/2016	12/31/2035	aug/16	August	IPCA
03rd LFA 2017 - 37	189.46	0.34	07/01/2017	06/30/2037	aug/16	August	IPCA
04th LEN 2010 - 24	326.55	2.33	01/01/2010	12/31/2024	aug/16	August	IPCA
05th LEN 2012 - 26	243.95	27.90	01/01/2012	12/31/2026	aug/16	August	IPCA
05th LEN 2012 - 41	226.45	12.90	01/01/2012	12/31/2041	aug/16	August	IPCA
06th LEN 2011 - 25	174.53	0.56	01/01/2011	12/31/2025	aug/16	August	IPCA
07th LEN 2013 - 27	243.05	8.34	01/01/2013	12/31/2027	aug/16	August	IPCA
10th LEN 2015 - 44	151.46	3.28	01/01/2015	12/31/2044	aug/16	August	IPCA
11th LEN 2015 - 44	99.76	9.51	01/01/2015	12/31/2044	aug/16	August	IPCA
13th LEE 2014 - 19	325.85	37.01	05/01/2014	12/01/2019	aug/16	August	IPCA
14th LEE 2015 - 17	250.45	22.28	01/01/2015	12/31/2017	aug/16	August	IPCA
15th LEE 2016 - 18	151.19	33.76	01/01/2016	12/31/2018	aug/16	August	IPCA
15th LEN 2017 - 36	109.68	1.61	01/01/2017	12/31/2036	aug/16	August	IPCA
15th LEN 2017 - 46	116.57	6.82	01/01/2017	12/31/2046	aug/16	August	IPCA
16th LEN 2018 - 42	175.01	10.70	01/01/2018	12/31/2042	mar/17	March	IPCA
16th LEN 2018 - 47	147.78	9.02	01/01/2018	12/31/2047	mar/17	March	IPCA
17th LEN 2016 - 35	147.88	6.11	01/01/2016	12/31/2035	aug/16	August	IPCA
18th LEN 2018 - 37	150.05	32.86	05/01/2018	12/31/2037	mar/17	March	IPCA
18th LEN 2018 - 42	168.61	2.80	05/01/2018	12/31/2042	mar/17	March	IPCA
18th LEN 2018 - 47	120.26	17.46	05/01/2018	12/31/2047	mar/17	March	IPCA
19 thLEN 2017 - 36	147.88	4.02	01/01/2017	12/31/2036	aug/16	August	IPCA
23rd LEN	267.49	0.39	01/01/2021	12/31/2040	mar/17	March	IPCA
23rd LEN	244.62	9.52	01/01/2021	12/31/2045	mar/17	March	IPCA
23rd LEN	183.59	13.67	01/01/2021	12/31/2050	mar/17	March	IPCA
UHE Santo Antônio	136.76	28.31	01/01/2012	12/31/2041	aug/16	August	IPCA
UHE Jirau	136.76	9.32	01/01/2013	12/31/2042	aug/16	August	IPCA
Belo Monte	300.17	6.11	01/31/2017	12/31/2047	aug/16	August	IPCA
CCGF	300.17	6.11	01/31/2017	12/31/2047	aug/16	August	IPCA
4th LEE	144.19	4.60	01/31/2017	12/31/2047	aug/16	August	IPCA
12th LEE	176.63	5.90	01/31/2017	12/31/2047	aug/16	August	IPCA
Own Generation	-	-	01/31/2017	12/31/2047	aug/16	August	IPCA
Cota Angra I/Angra II	206.29	9.78	01/31/2017	12/31/2047	aug/16	August	IPCA

Source: Ceres Inteligência Financeira

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Other Revenues

Analytical History of "Other Revenues"

The history of Other Revenues was elaborated for the past 5 years, based on the trial balance sheets supplied by the distributor. Following that, the relevance and recurrence of Other Revenues were analyzed to define which revenues are recurrent throughout time and may be forecasted for the period of analysis. Among the revenues that have been defined for the scope of the forecast, a study was carried out to verify if there is any relationship between each type of revenue with the operational indicators of the distributor (consumption units and/or consumption). At CEPISA, it was possible to note that the accessory activities of the company have no relation with the operational indicators. The revenue from collectable services showed a correlation with the consumption and had its factor determined at BRL 1.84/MWh.

Table 56 – Definition of Other Revenues

Other Revenues (BRL '000)	
Revenue	Data Base
Own	4,835
Rental and Lease	4,538
Other	298
Collectable Services	1.8346 R$/MWh

Source: Ceres Inteligência Financeira

In the analysis of the trial balance sheets, the accounts were grouped in the large groups of the table above. The groups were made due to changes to the standards of trial balance sheets throughout the years, which in some cases generated different descriptions or codes to different years, but that consisted of the same account. Another important factor for the creation of the groups was the impossibility to classify certain accounts of the sharing percentage groups in accordance with their description, reason why they have been allocated in the large groups based on the definition. The consolidation of Other Revenues in large groups was also important to establish an analysis of the historical evolution of the revenues grouped throughout the years, excluding specific and punctual effects of a single account. The table below presents the accounts in detail and the group division made.

Ceres Inteligência Financeira 110

Table 57 – Details on Other Revenues in the Trial Balance Sheet (in BRL '000)

Group	COD	Description	Last 3 mean
Own			4,835,497
Lease and Rental			4,537,791
	61105191201	LEASES AND RENTALS	1,678,794
	61111210101	LEASES AND RENTALS	2,858,997
Others			297,706
	61013200106	OTHER REVENUES	190,960
	61111209906	OTHER REVENUES	106,746
Services Collectable			5.809.989
Services Collectable			5.809.989
	61013200101	SERVICE PROVISION	275,269
	61013200102	COLLISION TO POLE (DAMAGE)	5,844
	61013200103	DAMAGE CAUSED TO GAUGE	7,420
	61013200104	ADMINISTRATION FEE – PUBLIC LIGHTING	2,075,883
	61013200105	KWH CONSUMPTION DIFFERENCE	76,060
	61013200107	RESETTING RATE	2,137,658
	61013200108	PAYMENT OF DIFFERENCE FROM THE LAST BILL	104,559
	61013200109	MISCELLANEOUS CREDITS REALIZABLE / AJURI	-117,183
	61013200110	AUTO-RESETTING CHARGE	308,923
	61105191106	SERVICE PROVISION	134,218
	61105191107	COLLISION TO POLE (DAMAGE)	5,070
	61105191109	DAMAGE CAUSED TO GAUGE	836
	61105191110	ADMINISTRATION FEE – PUBLIC LIGHTING	792,277
	61105191112	KWH CONSUMPTION DIFFERENCE	3,156
	61105191113	LEGAL CHARGE	0
Total			10,645,485

Source: Distributor's trial balance sheet, Ceres Inteligência Financeira

Ceres Inteligência Financeira 111

Other Revenues Forecasting

The revenues that have not been linked to the operational indicators will remain fixed and shall be corrected by the IGP-M during the period. The initial base date of these revenues was defined by the average of the entry in the past three years. Revenues related to operational indicators were projected from the calculation of the average value in BRL per Consumption Units (“UC”) or Mega Watt hour (MWh), and based on the curve of the indicators, the factor is corrected based on the IGP-M. The definition of the factor was based on the average of the value of revenue in the past three years, over the average of the past three years of the operational indicator values.

Regulatory Remuneration Base Flow

Regulatory Remuneration Base Calculation

To estimate the Regulatory Remuneration Base to be validated in 4CRTP by ANEEL, the additions, write-off, and adjustments of the regulatory agencies have been evaluated for the following lines:

(1) Fixed Assets in Use (New Replacement Value); (2) Maximum Usage Index; (3) Gross Special Operations; (4) Fully Depreciated Assets; (5) Gross Remuneration Base = (1)-(2)-(3)-(4); (6) Accumulated Depreciation; (7) Net AIS (Market Value in Use); (8) Depreciated Usage Index; (9) Remuneration Base Value (VBR); (10) Stockroom in Operation; (11) Deferred Charges; (12) Net Special Obligations; (13) Real Property and Easements;

(14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13); (15) RGR PLPT Balance; (16) RGR Balance Other Investments; (17) Depreciation Rate; (18) Regulatory Reintegration Quota = (5)*(17); (19) Effective WACC before Taxes;

(20) RGR PLPT Rate;

(21) RGR Rate Other Investments;

(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).

Common Analyses to Distributors

Composition of the 4CRTP Regulatory Remuneration Base

The composition of the Regulatory Remuneration Base considered in the evaluation may be divided into two parts: Initial Base and ANEEL Adjustments61.

The Initial Base refers to the values that will compose the Regulatory Remuneration Base in the 4th Cycle of Periodical Rate Review (4CRTP). These values were determined by independent companies that conduct the Investment Evaluation (Incremental Base Review) and Armored Base of distributors between 3CRTP and 4CRTP, achieving a composition of part of the lines composing the Regulatory Remuneration Base of the 4CRTP to each distributor. This Initial Base takes into account the Complete Evaluation Report of Distributors.

Thus, the Complete Evaluation Reports, which include the Incremental Base Review and the Armored Base Review and that were considered in the evaluation of each distributor are:

Eletrobras Distribuição Acre: SETAPE – Report: “EDAC Executive Summary – Complete Base –Evaluation of the Electricity Assets of Acre – Eletrobras Distribuição Acre”, reference February 28, 2017;

Eletrobras Distribuição Alagoas: Levin – Complete Evaluation Report “Companhia Energética de Ala-goas – CEAL Project no. 2715-17745”, reference February 28, 2017;

Eletrobras Distribuição Amazonas: Levin – Complete Evaluation Report “Eletrobras Amazonas Ener-gia – Project Levin no. 3174-17752”, reference February 28, 2017;

Eletrobras Distribuição Piauí: Levin - Complete Evaluation Report “Cepisa Eletrobras Distribuição Piauí Project Levin no. 3082-18367”, reference February 28, 2017;

Eletrobras Distribuição Rondônia: Deloitte – Equity Evaluation Report “Centrais Elétricas de Rondônia – Ceron”, reference February 28, 2017;

61 Performed by ANEEL inspection

Eletrobras Distribuição Roraima: Levin – Complete Evaluation Report: “Eletrobras Distribuição Rorai-ma Project no. 3012-17862” reference February 28, 2017.

Complete Evaluation of distributions shall hereinafter mean the aforementioned reports, related to the respective distributors.

During the evaluation procedure, the Distributors had two review reports of the Regulatory Remuneration Base. One to be presented to ANEEL, except atypical situations, with the Asset Evaluation Report, which reviews the Incremental Base of a CRTP to the other, considering money adjustments, additions, and write-off.

The second, the Complete Evaluation Report, considers this same Asset Evaluation Base and also reviews the Armored Base of 3CRTP, adjusted to the 4CRTP. This report was made and used in this work due to the important value of the assets of the distributors with potential to make part of their Armored Bases. However, it should be noted that the reviews on the Armored Base may have a smaller expectation of being accepted for they regard to specific cases when compared to the evaluations of the Incremental Base between CRTPs62.

The position of the Complete Evaluation Report, which has been considered in this work, includes the money adjustments of the 3CRTP Base, the additions and write-off between the 3CRTP and 4CRTP, and the review of the 3CRTP Armored Base, adjusted to the 4CRTP. The additions, write-off, and review of the Armored Base were included in its pertinent items by the evaluator of the Complete Report.

The evaluation of the Complete Report includes63 from item (1) Fixed Assets in Use (New Replacement Value) to (14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13) and all were used in the composition of the initial Regulatory Remuneration Base of 4CRTP64.

Items (15) RGR PLPT Balance and (16) RGR Balance Other Investments were subject to money adjustment by the IPCA between the values obtained in 3CRTP and 4CRTP.

Finally, the other percentage items: (17) and (19) to (21) were maintained constant in relation to what has been verified in 3CRTP and subtotals (5), (7), (9), (14), (18) and (22) had their calculation logics.

62 To balance such smaller change of acceptance by the regulatory agency, the difference of the Reviewed Armored Base and the “Common” Armored Base (Armored Base of the Asset Evaluation Report) is set aside, which is greater than that applied to the Incremental Base, as detailed in the topics below 63 These same lines are also included for the Asset Evaluation Report that reviews the Incremental Base 64 Item 1 was adjusted by ANEEL’s disallowance rate, which implied the variation of the original values used in the Regulatory Remuneration Base of the economic-financial evaluation. The disallowance was applied in separate over the Incremental Base and the Armored Base

ANEEL Adjustment on the Incremental and Armored Bases

ANEEL inspects the Incremental Base of assets and the Reviewed Armored Base65 between periodical rate cycles. This advent implies that the assets presented and/or reviewed may be considered as inapplicable and thus discarded by the regulatory agency. Thus, the incremental Base between the 3CRTP and 4CRTP and the Armored Base Review of this same period were applied percentages of Incremental Base Adjustments and Armored Base Adjustments, respectively.

The average adjustment (disallowance) of the group of distributors evaluated in the 3CRTP per region was applied over the Incremental Base that forms the Initial Base of 4CRTP66, or for cases in which the average adjustment is worse than that verified by the company, the adjustment of the distributor was maintained

The average adjustments (disallowance) of the group of distributors evaluated in the 3CRT per region were applied over the Reviewed Armored that forms the Initial Base of the 4CRTP. Such adjustment is applied once to each distributor in its Initial Base, i.e., it is not applied in the following years, differently to the Incremental Base. For the Reviewed Armored Base67, Northern companies were attributed a disallowance of 5.73% and Northeastern companies had disallowance of 5.01%.

From 2018 to 204868, the average adjustment of the benchmark private distributors69 is applied per region, obtained from the 3CRTP Incremental Base. A disallowance of 2.09% was considered to Northeastern, and of 2.83% to Northern companies.

Disallowances are considered as effective, i.e., they are not presented again in the future and considered as assets by ANEEL. This occurs due to two main reasons:

- Difficulty to present the proof of the investment at the degree demanded by the regulatory agency;

- Management faults that could generate investments in assets not acknowledged in the Regulatory Remuneration Base, which makes part of the invested assets to be set aside.

The evaluated distributors, with the entry of a new concession holder, will seek and gradually achieve the adjustment level by ANEEL of the benchmark private distributors of their regions, which will cause

65 In the specific cases in which they are reviewed and presented again, as occurring to the Evaluated Distributors 66 Provided by the investment evaluators between 3CRTP and 4CRTP

67 Armored Base of the Complete Report less Armored Base of the Incremental Report 68 From the period of a new concession

69 Benchmark distributors compared to those evaluated in the Northern region: Celpa and Cemar; Northeastern region: Celpe, Energisa Paraíba and Energisa Sergipe. Energisa Tocantins (Celtins) was discarded due to the atypical value (above 1.5 of standard deviation over the average of indicators) of ANEEL adjustment for the period considered when compared to the other private distributors in the average that their asset disallowances are reduced when compared to the period prior to the private concession holder.

Finally, the application of the disallowance of the Remuneration Base presented by the distributors is levied upon item (1) Fixed Assets in Use (New Replacement Value) and consequently affects the items connected thereto. This will make the values considered in the evaluation to be different of the asset evaluation report in the magnitude of the disallowance applied to each distributor.

Regulatory Remuneration Base Components Forecasting

Inflation adjustments, additions, and write-off of assets shall occur for the years after the Initial Base of 4CRTP, which are considered in the evaluation until the final period of the concession.

Money Adjustments

The money adjustments of the Regulatory Remuneration Base may be subdivided into four detailed subgroups, as follows:

Items Monetarily Adjusted Directly; Items Consisting of Formulas; Percentage Items; Other Items.

It should also be noted that the values of the rates to which such adjustments occur may be found in section “Economic-Financial Evaluation”, in chapter “Macroeconomic Forecasting”.

The items of the Regulatory Remuneration Base are monetarily adjusted70 by the IPCA71: (1) Fixed Assets in Use (New Replacement Value); (3) Special Gross Obligations; (10) Stockroom in Operation; (11) Deferred Asset;

70 The IPCA is applied directly to the value observed from the Initial Base, also considering their increments and write-off throughout the evaluation period 71 National Price Index to the Broad Consumer Amplo – IBGE, according to PRORET Submodule 2.3 V5, review 2.0, with date of effectiveness on 11/23/2015 and after, according to Normative Review no. 686/2015, dated 11/23/2015

(13) Real Properties and Easements; (15) RGR PLPT Balance; (16) RGR Balance Other Investments.

Items consisting of formulas, i.e., using the lines of the Regulatory Remuneration Base to be calculated, are monetarily updated indirectly, using the calculations over the items over which the accounts are realized, already monetarily updated. They are:

(5) Gross Remuneration Base = (1)-(2)-(3)-(4); (7) Net AIS (Market Value in Use); (9) Remuneration Base Value (VBR);

(14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);

(18) Regulatory Reintegration Quota = (5)*(17);

(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19). The percentage items are not monetarily adjusted by any index. These items are: (17) Depreciation Rate; (19) Effective WACC before Taxes; (20) RGR PLPT Rate; (21) RGR Rate Other Investments.

Finally, items net of their depreciations, depreciations, and complete usage rates are treated specifically and have their money adjustments obtained indirectly.

Item (2) Complete Usage Rate is obtained by multiplying item (1) Fixed Assets in Use (New Replacement Value)72 by the ratio of the values of the Initial Base between item (2) over item (1).

Item (4) Fully Depreciated Assets is obtained by multiplying item (1) Fixed Assets in Use (New Replacement Value)73 by the ratio between the Accumulated Fully Depreciated Assets over the Accumulated VNR, both items of the ratio are in the same monetary date.

72 Monetarily adjusted by the IPCA as highlighted above

On its turn, the (6) Accumulated Depreciation is found by multiplying item (1) Fixed Assets in Use (New Replacement Value) by the ratio between the accumulated depreciation and the Accumulated VNR, with both last items being in the same monetary date.

Item (8) Depreciated Usage Rate is also monetarily adjusted indirectly, multiplying item (2) Complete Usage Rate74 by the subtraction of one by the ratio between the Depreciation of the Accumulated Usage Rate over the Accumulated Gross Usage Rate, with both items of the ratio being in the same monetary date.

Finally, item (12) Net Special Obligations75 is obtained by multiplying item (3) Special Gross Obligations by one less the ratio between the Depreciation of the Accumulated Special Obligation over the Accumulated Gross Special Obligation, with both items of the ratio being in the same monetary date.

Increments and Composition of the Regulatory Remuneration Base Lines

The assets will have increments throughout the period of concession, which are net of write-off, and that are contemplated in the economic-financial evaluation of distributors.

The items of the Regulatory Remuneration Base are affected differently by these increments and may be divided into five groups:

Items with Direct Increments; Items Consisting of Formulas; Percentage Items; Items without Increments; Other Items.

Part of the items of the Regulatory Remuneration Base are incremented directly, as detailed below: (1) Fixed Assets in Use (New Replacement Value); (3) Special Gross Obligations; (10) Stockroom in Operation; (13) Real Properties and Easements;

73 Monetarily adjusted by the IPCA as highlighted above 74 Monetarily adjusted by the IPCA as highlighted above 75 Monetarily adjusted by the IPCA as highlighted above

Items (1), (10) and (13) have their increment values of the Regulatory Remuneration Base detailed in section “Economic-Financial Evaluation” of this document, in section “Investment Forecasting” and, on its turn item (3), is detailed in chapter “Special Obligations”.

Items consisting of formulas, i.e., using the lines of the Regulatory Remuneration Base to be calculated, are monetarily updated indirectly, using the calculations over the items over which the accounts are realized, already with their respective increments. The composition of the formulas of these items is the same according to the provisions established by the regulatory agency76, these items being:

(5) Gross Remuneration Base = (1)-(2)-(3)-(4); (7) Net AIS (Market Value in Use); (9) Remuneration Base Value (VBR);

(14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);

(18) Regulatory Reintegration Quota = (5)*(17);

(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).

Percentage items are not affected by increments. Their percentages are established by regulation and the values verified in the 3CRTP of each evaluated distributor are kept constant. These items are:

(17) Depreciation Rate;

(19) Effective WACC before Taxes; (20) RGR PLPT Rate; (21) RGR Rate Other Investments.

These percentages are maintained unaltered throughout the entire valuation period.

Part of the items of the Regulatory Remuneration Base do not have increments, being only adjusted monetarily by the IPCA, considering the 3CRTP values allocated to each distributor.

(11) Deferred Asset;

(15) RGR PLPT Balance;

(16) RGR Balance Other Investments.

At last, the other items of the Regulatory Remuneration Base have particularities related to their composition and their increments, which are not related to the groups above.

Item (2) Complete Usage Rate is obtained by multiplying item (1) Fixed Assets in Use (New Replacement Value)77 of the period for the ratio of the values of the Initial Base between item (2) over item (1).

Item (4) Fully Depreciated Assets is detailed in the topic below “Fully Depreciated Assets”, of this same Chapter “Regulatory Remuneration Base Flow”.

Item (6) Accumulated Depreciation is calculated from the sum of the depreciation of the Initial Base, summed to the depreciation of the Incremental Base throughout the period of concession. Greater detail of the depreciation may be found in Chapter “Investment Forecasting” of this same section.

Item (8) Depreciated Usage Rate is calculated from the multiplication of item (2) Complete Usage Rate by one less the ratio between the Depreciation of the Accumulated Usage Rate over the Accumulated Gross Usage Rate, considering the components of the ratio in the same monetary date.

Finally, item (12) Net Special Obligations is obtained with the multiplication of item (3) Special Gross Obligations, by one less the ratio between the Depreciation of the Accumulated Special Obligation and the Special Gross Obligation, considering the components of the ratio in the same monetary date.

Fully Depreciated Assets History

Fully depreciated assets are those that have already been 100% depreciated by that remain in use, thus being linked to the conceded service[78].

Thus, it is possible to understand that the participation of the fully depreciated assets in item (1) Fixed Assets in Use (New Replacement Value) indicates underused assets for cases of extremely low or percentages, or out-of-date for too high participations.

Thus, a balance was sought for the ratios of this indicator throughout the period of concession, which has been calculated based on the simple average of the indicator to the evaluated companies.

Finally, the history of distributors to such balance rate of 12.54% is based on the ratio (4)/(1) observed in the Regulatory Remuneration Base of 4CRTP and ranges at a constant, monthly rate until such balance is achieved at the end of the concession (02/28/2048).

The table presented below is presented at the initial and final rate of this indicator to the distributors:

Table 58 – Initial and Final Rate of Fully Depreciated Assets over the VNR[79]

	AC	AL	AM	PI	RO	RR	Avrg
(1) Fixed Assets in Use (VNR)	963,111	2,546,705	1,259,774	3,006,302	1,886,310	303,341	
(4) Fully Depreciated Assets Balance	62,262	446,509	149,809	886,730	113,231	11,733	
(4)/(1)	**6.46%**	**17.53%**	**11.89%**	**29.50%**	**6.00%**	**3.87%**	**12.54%**

Source: ANEEL, asset evaluators to 4CRTP CETAPE and Levin, Ceres Inteligência Financeira

[78] Accounting Manual of the Electric Sector – ANEEL 2015
[79] Considering the values of the Asset Evaluation Report that review the Incremental Base as a reference of the trend of these assets

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INTELIGÊNCIA FINANCEIRA

Specific Analyses of Distributors

Distributor Results

Table 59 - Regulatory Remuneration Base 4CRTP (R$ '000) – Cepisa

CAPEX Description – Distribution Assets (Valued in thousand BRL)	Base 3CRTP	Armored Base 4CRTP Feb17
(1) Fixed Assets in Use (New Replacement Value)	1,809,608	3,289,923
(2) Complete Usage Rate	26,141	11,047,42
(3) Special Gross Obligations	632,542	941,151
(4) Fully Depreciated Assets	533,756	957,110
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	**617,168**	**1,380,614**
(6) Accumulated Depreciation	917,779	1,598,693
(7) Net AIS (Market Value in Use)	891,829	1,691,230
(8) Depreciated Usage Rate	13,608	7,132
(9) Remuneration Base Value (VBR)	878,221	1,684,097
(10) Stockroom in Operation	4,632	9,494
(11) Deferred Asset	0	0
(12) Net Special Obligations	575,889	739,104
(13) Real Properties and Easements	10,772	10,175
(14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13)	**317,736**	**964,663**
(15) RGR PLPT Balance	25,898	34,078
(16) RGR Balance Other Investments	291,838	384,009
(17) Depreciation Rate	3,99%	3,99%
(18) Regulatory Reintegration Quota = (5) * (17)	24,625	55,086
(19) Effective WACC before taxes	11,36%	11,36%
(20) RGR PLPT Rate	1,35%	1,35%
(21) RGR Rate Other Investments	3,62%	3,62%
(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19)	**10,914**	**76,452**

Source: ANEEL, Levin[80,81], Ceres Inteligência Financeira

Notes: ANEEL's 3CRTP Base; Armored Base 4CRTP, based on the Levin's Full Evaluation data adjusted by means of disallowances applied to the Additional Incremental and Armored Bases, in separate, by Ceres

[80] Complete Evaluation Report, Levin project No. 3082-18367, reference February 2017, Cepisa Eletrobras Distribuição Piauí
[81] Asset Evaluation Report Companhia Energética do Piauí – CEPISA – Base Date February 28, 2017

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Table 60 – Operation of Assets (BRL '000) 3CRTP to 4CRTP – Cepisa

Incremental Base VNR between 3CRTP and 4CRTP	VNR Variation of Armored Base after Review	ANEEL Incremental Base Adjustment	ANEEL Armored Base Adjustment
637,858	300,813	(41,266)	(15,061)

Source: ANEEL, Levin[82,83], Ceres Inteligência Financeira

Table 61 - ANEEL Adjustments 3CRTP – Incremental Base – Cepisa

Incremental Base - Cepisa (BRL '000)				
Accounting Entry	**VNR Report**	**ANEEL Adjustment**	**VNR ANEEL**	**% ANEEL Adjustment**
Intangible	7,305	6,133	13,437	83.96%
Real Property	388	82	470	21.06%
Tank	0	0	0	0.00%
Buildings	8,573	(4,033)	4,540	(47.04%)
Equipment	572,858	(79,933)	492,925	(13.95)%
Vehicles	3,752	(75)	3,676	(2.00%)
Furniture and Appliances	4,543	541	5,084	11.91%
Total	**597,419**	**(77,286)**	**520,133**	**(12.94%)**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0066/2013-SFF. Procedure: 48500.000720/2013-93 – ANEEL

[82] Levin – Investment Evaluation Report "Companhia Energética de Alagoas – CEAL" project no. 2715-17745 reference February 2017
[83] Levin – Full Evaluation Report "Companhia Energética de Alagoas – CEAL" project no. 2715-17745 reference February 2017

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Table 62 - ANEEL 3CRTP Adjustments – Incremental Base – Celpe (*Benchmark*)

Incremental Base - Celpe (BRL '000)				
Accounting Entry	VNR Report	ANEEL Adjustment	VNR ANEEL	% ANEEL Adjustment
Intangible	151,347	0	151,347	0.00%
Real Property	1,236	0	1,236	0.00%
Tank	0	0	0	0.00%
Buildings	5,944	(395)	5,549	(6.65%)
Equipment	861,712	(77,261)	784,451	(8.97%)
Vehicles	6,125	211	6,335	3.44%
Furniture and Appliances	6,394	(1,650)	4,744	(25.80%)
Total	**1,032,758**	**(79,095)**	**953,663**	**(7.66%)**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 224/2012-SFF. Procedure: 48500.000703/2012-75 – ANEEL

Table 63 - ANEEL 3CRTP Adjustments - Incremental Base – Energisa Pb (Benchmark)

Incremental Base – Energisa Pb (BRL '000)				
Accounting Entry	VNR Report	ANEEL Adjustment	VNR ANEEL	% ANEEL Adjustment
Intangible	28,164	(9)	28,155	(0.03%)
Real Property	729	0	729	0.00%
Tank	0	0	0	0.00%
Buildings	11,381	349	11,730	3.06%
Equipment	460,045	7,075	467,120	1.54%
Vehicles	12,664	0	12,664	0.00%
Furniture and Appliances	4,012	0	4,012	0.00%
Total	**516,995**	**7,415**	**524,410**	**1.43%**

Source: ANEEL, Ceres Inteligência Financeira

Notes: RF TN 224/2012-SFF. Procedure: 48500.000703/2012-75 – ANEEL

Ceres Inteligência Financeira 125

Table 64 - ANEEL 3CRTP Adjustments - Incremental Base – Energisa Se (Benchmark)

Incremental Base – Energisa Se (BRL '000)				
Accounting Entry	VNR Report	ANEEL Adjustment	VNR ANEEL	% ANEEL Adjustment
Intangible	10,599	0	10,599	0.00%
Real Property	3,849	0	3,849	0.00%
Tank	0	0	0	0.00%
Buildings	2,508	0	2,508	0.00%
Equipment	315,628	138	315,490	(0.04%)
Vehicles	14,045	0	14,045	0.00%
Furniture and Appliances	2,155	0	2,155	(0.02%)
Total	**348,784**	**138**	**348,646**	**(0.04%)**

Source: ANEEL, Ceres Inteligência Financeira

Notes: RF TN 224/2012-SFF. Procedure: 48500.000703/2012-75 - ANEEL

Table 65 - ANEEL Adjustment Average, Benchmarks Group 3CRTP - Incremental Base

		Total Adjust. Base
Privates Northeast	Benchmark Group	(2.09%)

Source: ANEEL, Ceres Inteligência Financeira

Table 66 - ANEEL 3CRTP Adjustments - Armored Base – CEAL

Armored Base - CEAL (R$ '000)				
Accounting Entry	VNR Report	ANEEL Adjustment	VNR ANEEL	% ANEEL Adjustment
Intangible	1,170	43	1,214	3.70%
Real Property	4,441	15	4,457	0.34%
Tank	0	0	0	0.00%
Buildings	20,290	95	20,385	0.47%
Equipment	1,441,944	(76,406)	1,365,539	(5.30%)
Vehicles	4,575	301	4,876	6.58%
Furniture and Appliances	17,168	(98)	17,070	(0.57%)
Total	**1,489,589**	**(76,049)**	**1,413,540**	**(5.11%)**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0059/2013-SFF. Procedure: 48500.003952/2013-01 – ANEEL

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Table 67 - ANEEL 3CRTP Adjustments - Armored Base – Cepisa

Armored Base - Cepisa (R$ '000)				
Accounting Entry	VNR Report	ANEEL Adjustment	VNR ANEEL	% ANEEL Adjustment
Intangible	247	0	247	0.00%
Real Property	3,485	0	3,485	0.00%
Tank	0	0	0	0.00%
Buildings	20,580	0	20,580	0.00%
Equipment	1,091,056	(55,262)	1,035,795	(5.06%)
Vehicles	1,932	0	1,932	0.00%
Furniture and Appliances	8,638	0	8.638	0.00%
Total	**1,125,938**	**(55,262)**	**1,070,677**	**(4.91%)**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0066/2013-SFF. Procedure: 48500.000720/2013-93 – ANEEL

Table 68 - ANEEL Adjustment Average, Group Evaluated Distributors 3CRTP - Armored Base

		Total Adjust. Base
Evaluated Northeast	Evaluated Group	(5.01%)

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 127

Considerations on Assets in Course

It should be noted that this work does not incorporate the Fixed Assets positions in course of the enterprise to the Remuneration Base.

The evaluation reports of the Remuneration Base did not perform any treatment regarding the items of Fixed Assets in Course, due to the fact that this type of asset is not part of the scope of contract. In addition, the accounting position from the audited Financial Statements of the evaluated Distributor does not allow the acknowledgement of relevant particularities for the amounts in course to be considered.

Thus, based on the reports of the evaluators of the Remuneration Base and the audited Financial Statements, the following information cannot be extracted:· what are the assets in operation not unitized;· which amounts represent works in progress;· which values refer to improvements or expansions interrupted;· the New Replacement Value (VNR) of Fixed Assets in course;· the depreciation rate to be applied and the moment in which its application begun;· the usage rate of the assets for the cases in which the asset is already in use, and· the source of financing of these assets in course.

These restrictions impede the estimate of the effective impact that the Fixed Assets in Course may generated to the Initial Remuneration Base and, consequently, to the respective tax impact.

Since the minimum set of premises to include these assets in course in the Remuneration Base was not met, it is not possible to obtain reasonable consistency regarding to· eligibility for provision;· physical-accounting conciliation;·· sources of financing, and other parameters of the reevaluation procedure (such as the VNR calculation, depreciation, usage rate, and write-off evaluations).

Thus, the effects of Fixed Assets in Course to the Remuneration Base were not included in this economic-financial evaluation document. The investor shall then analyze the criterion of adoption of the parameters to be considered.

Finally, for Eletrobras Distribuição Piauí, the Complete Assessment Report “Cepisa Eletrobras Dis-tribuição Piauí project Levin No. 3082-18367” made by Levin is highlighted, which brings the balance for this Fixed Asset in Progress, as observed in the table below.

Table 69 – Balance of the Cepisa Fixed Assets in Progress in Feb/17

ANEEL Account	Description	Balance Reference Feb/17
Distribution		
	Fixed Assets in Progress	**234,037,187.05**
123230303	Buildings, Construction and Improvement	342,879.50
123230304	Machines and Equipment	170,336,092.10
123230305	Vehicles	559,425.00
123230308	Development of Projects designated to different ODI	3,239,801.28
123230309	Transformation, Manufacturing and Repair of Material	391,226.89
123230310	Material in Warehouse	56,968,572.23
123230311	Purchase in Progress	289,374.50
123230312	Advance Payment to Suppliers	1,909,815.55
Administration		
	Fixed Assets in Progress	**13,785,666.43**
123240304	Machines and Equipment	1,506,417.33
123240306	Machines and Equipment	4,095,765.47
123330301	Easement	48,095.17
123330303	Software	251,255.61
123340301	Easement	17,038.04
123340303	Software	7,867,094.81
Total		**247,822,853.48**
Special Obligations in Progress		**(116,794,870.02)**

Source: Levin; Elaboration: Ceres Inteligência Financeira

Note: Complete Assessment Report "Cepisa Eletrobras Distribuição Piauí, project Levin no. 3082-18367" reference February 28, 2017" files "Executive Summary" and "Annex L – Fixed Assets in progress"

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CERES
INTELIGÊNCIA FINANCEIRA

Indemnification

This work considered the receipt of indemnification upon the end of the forecasting period (Feb/2048) resulting from the Net Remuneration Base.

The value calculated as indemnification is equivalent to the amount of the Net Remuneration Base of February/2048, net of tax over the capital gain. The capital gain was determined by the difference between the Net Remuneration Base at the end of the forecast, and the value of this base without the IPCA money adjustment effect.

The table below shows the forecasted value of indemnification for the case of Eletrobras Distribuição Piauí.

Table 70 – Indemnification Forecasting

	BRL'000 in Feb/2048
Net Remuneration Base	23,806,586
Income Tax on Money Adjustment	(3,529,159)
Net Indemnification	**20,277,426**

Source: Ceres Inteligência Financeira

Tax Loss and Negative Basis of CSL

As indicated in the Accounting-Financial Due Diligence Report, the company did not acknowledge in accounting terms the deferred credits of IRPJ and CSL over the tax loss and over the negative CSL base. The calculated balances are found in the table below and were considered, until their complete liquidation, as a reduction base of the forecast of taxes payable of the enterprise.

Table 71 – Tax Loss Balances and CSL Negative Base

(BRL'000)	IRPJ	CSL	Total
Tax Loss / Negative CSL Base	2,129,804	1,965,753	2,086,379
IRPJ 25%	532.451	-	532,451
CSL 9%	-	176,918	176,918
Total	**532,451**	**176,918**	**709,369**

Source: Accounting-Equity Due Diligence Report (Product 5, page 38)

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Special Obligations

Common Analyses to Distributors

The Special Obligations consist of resources related to: financial participation of the consumer, budget appropriation of the Government, federal, state, and municipal charges, and charges of special credits related to the investments applied to the enterprises linked to the concession.

The Special Obligations were calculated in two periods: The first for Dec/16, which used the position of Dec/16 made available by the evaluated distributors. The second from 2017, which excluded from the analytical bases of Special Obligations all nonrecurring items.

Bases with different levels of detail were provided, some distributors had specific treatments to define the recurring items. Program “Luz para Todos” (PLPT)84 is considered as a recurring item during its period of effectiveness for which distributors have expense forecasting (until 2019).

For the other Special Obligations, recurring items have been considered as those that in the past 5 years presented at least three variations of value, or that in the past three years had at least two years with variation of value.

CERES INTELIGÊNCIA FINANCEIRA

Specific Analyses of Distributor

Table 72 – Special Obligations Forecasting (in BRL '000)

	2017	2018	2019	2020	2025	2030	2035	2040	2047
Special Obligations	-18,281	1,924	1,924	1,924	1,924	1,924	1,924	1,924	1,924

Source: Distributor's bases, Ceres Inteligência Financeira

Table 73 – History of Special Obligations and Recurrence (in BRL '000)

Entry	2014	2015	2016
Part. of the Federation, States and Municipali-ties	3,273	2,808	2,502
Part. Financ. from consumer	6,291	5,389	4,793
Donations and Subs. Dest. to Invest. in Consum-er Serv.	10,862	9,568	16,227
Univ. Public Power Serv.	600,827	534,915	491,207
Others	29,801	25,724	23,066
Univ. Public Power Serv. –In progress	66,771	117,531	98,392

Source: Distributor's bases, Ceres Inteligência Financeira

Ceres Inteligência Financeira 132

Indicators of Quality

Analysis of Indicators of Quality

The levels of the indicators of quality achieved by the evaluated distributors throughout the concession period (03/01/2018 to 02/28/2048) were estimated, the goals established by ANEEL in the same period were forecasted.

Seven indicators were evaluated:

DEC (Equivalent Duration of Interruption per Consumption Unit); FEC (Equivalent Frequency of Interruption per Consumption Unit); FER (Equivalent Frequency of Complaint); IASC (ANEEL Rating of Consumer Satisfaction); IAb (Telephone Support Abandonment Rate); ICO (Indicator of Busy Calls of Telephone Support).

These indicators affect the Component of Quality of Service Q of Factor X and may influence the values of Installment B of distributors, in accordance with the coverage or not of the regulatory goals established by ANEEL. The levels of coverage or not of each distributor are compared with the results obtained by the distributors of a same group85. A distributor may be between the 25% best or worst companies to whether achieve or not the goal, or between the other 75% that whether achieve or not the levels established by ANEEL.

Summing all indicators, the addition or reduction value of Installment B may be of 2%, depending on the level of coverage of ANEEL goals by the distributor in each indicator, also compared to the other distributors of its group.

The equations and parameters for the classes of each indicator were used in accordance with ANEEL’s PRORET 2.5 V2.0.

The weights equivalent to each indicator are presented below:

CERES INTELIGÊNCIA FINANCEIRA

Table 74 - Weight Values of Indicators of Quality of Concession Holders with more than 60 thousand Consumption Units[86]

		3CRTP Methodology	New Methodology			
Indicator Type	Indicator	Apr/15 to Mar/16	Apr/16 to Mar/17	Apr/17 to Mar/18	Apr/18 to Mar/19	Apr/19 to Mar/20
Technical	DEC	50.000%	30.000%	37.500%	45.000%	50.000%
	FEC	50.000%	30.000%	30.000%	27.000%	20.000%
Commercial	INS			0.750%	1.800%	4.000%
	ICO			0.375%	0.900%	3.000%
	IAb			0.375%	0.900%	3.000%
	FER			3.000%	7.200%	10.000%
	IASC			3.000%	7.200%	10.000%
	Total	**100.000%**	**60.000%**	**75.000%**	**90.000%**	**100.000%**

Source: PRORET ANEEL

The evaluation considered each one of such ratios in accordance with the dates specified in PRORET, and for the periods after Mar/2020, the last weights were considered for each indicator related to the values from Apr/19 to Mar/20.

In addition, terms of the draft of agreement[87] were considered in the evaluation. The effects of the transgressions of these indicators of quality as null for the 24 months following the execution of the concession agreement, considering that: "the inspection performed by ANEEL has an instructional and/or determinative nature, without penalties, except in the case of infringement of determinations made by ANEEL's Management."[88]

In addition, the following section of "Clause Nineteen – Transitory Provisions" shall be highlighted, valid until the end of the 5th year of concession from the date of execution of the concession agreement:

---

[86] PRORET Submodule 2.5 Version 2.0

[87] Draft of Concession Agreement dated 05/03/2017, Official Letter no. 113/2017-DR/ANEEL of procedure 48510.000502/2017-00, of Officer-General Romeu Donizete Rufino

[88] Draft of Concession Agreement dated 05/03/2017, Official Letter no. 113/2017-DR/ANEEL of procedure 48510.000502/2017-00, of Officer-General Romeu Donizete Rufino, in its Clause Nineteen – Transitory Provisions, Subclause Five

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“Paragraph Three – From the second calendar year after the execution of the agreement, in case the calculated values of the offsetting is greater than the values of calculated offsetting for the previous calendar year, such difference shall be invested doubled in the concession and included in entry Obligations Linked to the Electric Power Public Service (Special Obligations).”

DEC and FEC

Common Analyses to Distributors

Forecasting of Indicators Performed by the Companies

The indicator of DEC (Equivalent Duration of Interruption per Consumption Unit) consists of the time in which a Consumption Unit (UC) remained without electric power for a certain period and the indicator of FEC (Equivalent Frequency of Interruption per Consumption Unit) consists of the number of times that an UV had no electricity for a given period.

The analyses89 may be divided into three parts: Starting Point, Indicator Variation Rate and ANEEL Limit.

The starting point consists of the DEC and FEC estimates for 2017 and is the result of data obtained for 201690 and adjusted according to ANEEL’s goal of reduction for 201791 of DECi and FECi92. Based on the history of variation of distributors, the assumption is that distributors seek and achieve the DECi reduction percentage for the DEC as a whole, and, similarly, achieve the FECi percentage for the FEC as a whole.

The rate of variation of the indicator is based on the rate of variation realized by the private benchmark93. The DEC and FEC levels of the evaluated company in 2015 are evaluated and compared with the history of the private company, identifying 1993 and 2015 the most recent period in which the company had a rate near that of the evaluated company.

With the evaluation of this period of similarity of indicators, the extension of the period from this point to 2015 is evaluated, followed by the calculation of the annual geometric mean of variation of the indicator of the private company. Such indicator is initially applied in the distributors evaluated between 2018 and 2022, including both.

89 DEC and FEC Analyses are carried out in separate but have common constructive logical structure 90 Annual DEC and FEC of the ase of collective indicators of continuity of ANEEL

91 Procedure 48500.004245/2016-77, Vote, Table 1 – Limit for the end of 2017 for operational management. Variation % between the Determined DECi and its Limit for 2017 and the Determined FECi and its Limit for 2017 92 Internal DEC and Internal FEC, indicators that accompany the interruptions occurred in the distribution system of internal origin 93 Companies with geographic proximity to the evaluated distributors

The assumed premise is that the privatization will cause the evaluated company to present internal changes that will impact the improvement of the indicator, aligned with the improvement verified by other distributors, also private.

Between 2023 and 2027, the speed in which distributors adjust94 to achieve the limits established by ANEEL95 for 2027. This is possible due to the maturity that the new concession holder gains throughout the period in the management of the company, which enables a degree of improvement that is faster than that verified in the recent period by the benchmark private distributors. Subsequently, the speeds adjust to the speed verified by the private distributors.

The evolution of the indicators occurs until the distributor achieves the DEC and FEC levels of the benchmark distributors for 2015 and remain constant until the end of the concession, on February 28, 2048.

At last, it should be noted that although achieving the global regulatory DEC and FEC levels, the distributor may offset consumer in case of violation of the individual limits. Such offsetting is treated in section “Offsetting for the Transgression of the Continuity Limits”.

Forecasting of Limits Established by ANEEL

The definitions of the limits established by ANEEL are based on those established between 2014 and 2016 by ANEEL to each distributor. To 2017, the limit used was that established by no. 88/2017-SRM/SGT/SRD/ ANEEL, dated May 24, 2017, procedure: 48500.002667/2017-99, until November to Eletroacre, Amazonas Energia, Ceron and Eletrobras Roraima, and until September to Cepisa and Ceal, for it consists of the limit established to distributors for the year.

The subsequent months used the limits established in Technical Note no. 149/2017-SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99, thus achieving a weighted limit for 2017 between both technical notes.

Years from 2018 to 202396 considered the provisions of Technical Note no. 149/2017-SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99, related to

94 Approximate speed of that verified by the private companies, to be presented in the specific analysis to each distributor 95 Estimate by Ceres as exposed below 96 Until the month of the ordinary rate review. To facilitate the view, the values are presented with annual references where 2022 will represent the indicator until the month of review the definitions of regulatory DEC and FEC limits for the designated distributors, which are: Eletroacre, Ceal, Amazonas Energia, Cepisa, Ceron and Eletrobras Roraima[97].

Such Note 147/2017-SRM/SGT/SRD/ ANEEL defines the DEC and FEC limits in its paragraph 72, Table 7, and its paragraph 70 defines the period of duration of these limits "(...)Such limits shall remain unaltered until the fifth calendar year following the execution of the new contracts, so that the first ordinary rate review of the new contract establishes the limits for the next cycle."

These limits established for five years are presented in the table below.

Table 75 – DEC and FEC Global Limits from 2018 to 2022, including[98]

Designated Distributor	DEC	FEC
Amazonas Energia	48.53	45.69
Eletrobras Roraima	48.67	58.43
Ceal	15.58	13.06
Cepisa	20.67	13.99
Ceron	27.54	18.90
Eletroacre	44.17	35.31

Source: ANEEL, Ceres Inteligência Financeira

Therefore, the evaluation considered the global DEC and FEC limits for 2018 and the ANEEL 2018 limits until the first rate review of each distributor in 2023.

From the first rate review after the assumption of a new concession holder in the second semester of 2023[99], an adjustment factor is applied to the goals established by ANEEL.

Such subsequent goals range according to the annual geometric mean of variation of ANEEL's goal for each distributor individually evaluated between 2014 and 2017[100]. The goals adjust according to the variation rate proposed by the agency until the goal reaches the degree of the indicator verified by the benchmark private companies, remaining constant from that point.

[97] The limit includes Boa Vista (Capital) and CERR (Countryside), with the global limits of each one, for DEC, are of 29.75 and 99.84, respectively, while for FEC are of 54.65 and 68.65
[98] Technical Note no. 149/2017-SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99
[99] November 2023
[100] From 2014-2016, the limits established by the following technical notes have been used –
Eletroacre: NT 0194/2013-SRD/ANEEL on August 9, 2013, procedure 48500.002318/2013-43;
Ceal: NT 0186/2013-SRD/ANEEL on July 30, 2013, procedure 48500.000547/2013-23;
Amazonas Energia: NT 0179/2013-SRD/ANEEL on July 24, 2013, procedure 48500.001941/2013-89;
Cepisa: NT 0199/2013-SRD/ANEEL on August 13, 2013, procedure 48500.000546/2013-89;
Ceron: NT 0234/2013-SRD/ANEEL on November 8, 2013, procedure 48500.002316/2013-54;
Boa Vista: NT 0178/2013-SRD/ANEEL on July 22, 2013, procedure 48500.001942/2013-23;
Year 2017 used the limits verified in Technical Note 88/2017-SEM/SGT/SRD/ANEEL on May 24, 2017, procedure 48500.002667/2017-99

Ceres Inteligência Financeira 137

When achieving the goals of the period, distributors stabilize their efforts of improvement in order to achieve ANEEL's goal and sustain it. In the long term, companies tend to have indicators verified by the benchmark companies, which tend to be equal to the goals estimated to ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the DEC and FEC goals.

Specific Analyses of Distributor

DEC

CEAL will achieve ANEEL's DEC limits starting in 2023 and shall sustain that position in the tariff revisions until it's stable in 2027, staying at the goal level until the end of the concession, which makes the distributor to achieve the limits established by the regulatory agency and to be part of the 75% that achieve the goal from that point.

Table 76 - DEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	26.21	23.40	21.62	20.09	19.17	19.17	19.17	19.17	18.97	18.78	18.58
ANEEL Limit	21.80	20.22	19.55	20.67	20.67	20.67	20.67	20.67	18.20	18.20	18.20
Δ%	20%	16%	11%	(3%)	(7%)	(7%)	(7%)	(7%)	4%	3%	2%

Source: ANEEL, Ceres Inteligência Financeira

Table 77 - DEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	18.39	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20
ANEEL Limit	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20
Δ%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 78 - DEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20
ANEEL Limit	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20	18.20
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 138

CERES INTELIGÊNCIA FINANCEIRA

Table 79 – Indicator of Forecasted/Realized DEC X ANEEL Limit 2015-2047

30
25
20
15
10
5
0
26,21
21,62
20,67
21,80
19,55
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

As of 2018, the improvement of the indicator to achieve the ANEEL target is lower than the potential of the *benchmark* distributors.

Table 80 - Realized DEC Variation Rate and Potential per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	(10.75%)	(7.61%)	(1.17%)	(1.03%)	0.00%	0.00%	0.00%	0.00%
Potential	(10.75%)	(7.61%)	(7.04%)	(7.04%)	(7.04%)	(7.04%)	(7.04%)	(7.04%)

Source: ANEEL, Ceres Inteligência Financeira

The DEC Benchmark used as a reference for Cepisa was Energisa Paraíba, which had 29.00 in 2011 (9.57% above the DEC of Cepisa in 2015, of 26.21) and decreased progressively to 18.2 in 2015, considered as ANEEL's maximum limit and maximum realized to Cepisa in the period of concession.

Table 81 – Benchmark Evaluation Premises

DEC Evaluated 2015	Benchmark	Years to Benchmark	Evaluated/ Benchmark t0	Evaluated Rate to Benchmark
26.21	**Energisa Paraíba**	5	-9.57%	-7.04%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 139

Table 82 – DEC Benchmark Curve

Benchmark	2011	2012	2013	2014	2015
Energisa Paraíba	29.0	18.3	20.3	21.0	18.2

Source: ANEEL, Ceres Inteligência Financeira

FEC

Cepisa achieves the ANEEL FEC limits as of 2018and keepsachieving the limits set forth in the tariff reviews until it stabilizes in 2027 and maintains equal to the target until the end of the concession period. This makes the distributor achieve the limits set forth by the regulatory agency andbe among the 75%, which achieve the target as of then.

Table 83 - FEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	19.91	16.41	14.60	13.44	12.44	12.44	12.44	12.44	11.39	10.42	9.54
ANEEL Limit	15.40	13.79	12.83	13.99	13.99	13.99	13.99	13.99	11.17	10.03	9.00
Δ%	29%	19%	14%	(4%)	(11%)	(11%)	(11%)	(11%)	2%	4%	6%

Source: ANEEL, Ceres Inteligência Financeira

Table 84 - FEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	8.73	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99
ANEEL Limit	8.09	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99
Δ%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 85 - FEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99
ANEEL Limit	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99	7.99
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

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Table 86 - Indicator of Forecasted/Realized FEC X ANEEL Limit 2015-2047

25
20
15
10
5
0
19,91
14,60
13,99
15,40
12,83
7,99
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

As of 2023, the improvement of the indicator to achieve the ANEEL target accelerates until achieving the FEC target in 2027.

Table 87 - Realized and Potential FEC Variation Rate per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	(17.59%)	(11.03%)	(1.91%)	(8.47%)	0.00%	0.00%	0.00%	0.00%
Potential	(17.59%)	(11.03%)	(7.97%)	(8.47%)	(7.97%)	(7.97%)	(7.97%)	(7.97%)

Source: ANEEL, Ceres Inteligência Financeira

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The FEC Benchmark used as reference to Cepisa was Energisa Paraíba, which had 19.9 in 2005 (0.18% below FEC of Cepisa in 2015, of 19.91) and decreased progressively to 8.0 in 2015, considering ANEEL's maximum limit and maximum realized to Cepisa in the period of concession.

Table 88 – Benchmark Evaluation Premises

FEC Evaluated 2015	Benchmark	Years to Benchmark	Evaluated/ Benchmark t0	Evaluated Rate to Benchmark
19.91	**Energisa Paraíba**	11	0.18%	-7.97%

Source: ANEEL, Ceres Inteligência Financeira

Table 89 - FEC Benchmark Curve

Benchmark	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Energisa Paraíba		19.9	19.4	20.4	18.2	21.6	16.0	15.8	11.1	10.7	9.8	8.0

Source: ANEEL, Ceres Inteligência Financeira

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FER

Common Analyses to Distributors

The FER indicator (Equivalent Frequency of Complaint) consists of the equivalent frequency of complaints per each thousand of consumption units.

Its analysis may be divided into three main parts: Starting Point, Indicator Variation Rate, and Goal.

The starting point consists of the FER estimates for 2017 and is the result of data of the indicator of each distributor obtained between 2010 and 2016101. The geometric mean of annual variation of the distributor to each distributor between 2010 e 2016 is calculated and the variation is applied over the FER realized in 2016. (Realized FER Evaluated Distributor 2016)*(1+Geometric Mean FER 2010-2016 Evaluated Distributor)

The rate of variation of the indicator as of 2018 results from the rate of variation realized by the benchmark private groups102. The indicators from 2010 to 2016 of each benchmark are used to calculate the simple average of the indicator of each established group103. The joint geometric mean per group is applied between years 2012 and 2016104, having (2017 Indicator)*(1+Rate of Variation of 2013-2016 Benchmark Group) and so successively until the indicator achieves the FER goals defined by ANEEL of the evaluated distributions to the years starting in 2017.

The FER goal used is the limit to year 2017 and after that, defined105 by ANEEL to each distributor. When achieving the goals in the period, distributors stabilize their efforts to improve the indicator. In the long term, companies tend to have indicators equal to the goals estimated to ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the FER goals.

101 FER base of ANEEL Distribution Indicators

102 Companies with geographic proximity to the evaluated distributors

103 Benchmark distributors of the Northern region: Celpa and Celtins (Energisa TO) and benchmark distributors of Northeastern region: Celpe, Cemar, Energisa Paraíba and Energisa Sergipe 104 2012 is the year in which the FER indicators of the groups of private companies are more similar to te average of the indicators of the evaluated distributors. From such common point, we evaluate how the indicator of non-state owned is developed and apply its variation rate to the FER of the evaluated companies 105 Normative Resolution no. 574, dated August 20, 2013

Specific Analyses of Distributor

Cepisa achieves the FER limits set by ANEEL as of 2021 and keeps achieving the target until the end of the concession, which makes the distributorbe among the 75% that achieve the target.

Table 90 – FER Indicator - Realized/Forecasted x ANEEL Limit 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	19.90	17.60	19.54	16.86	14.55	12.55	12.00	12.00	12.00	12.00	12.00
ANEEL Limit	16.00	14.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00
Δ%	24%	26%	63%	40%	21%	5%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 91 - FER Indicator - Realized/Forecasted x ANEEL Limit 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00
ANEEL Limit	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 92 - FER Indicator - Realized/Forecasted x ANEEL Limit 3 of 3

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00
ANEEL Limit	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

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Table 93 - FER Indicator - Forecasted/Realized X ANEEL Limit 2015-2047

25
20
15
10
5
0
19,90
19,54
16,00
12,00
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

Since 2018, the variation rate of the FER indicator will remain below the indicator potential, observed in the private distributors.

Table 94 – Realized and Potential FER Variation Rate per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	-11.56%	11.00%	-8.15%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	-11.56%	11.00%	-13.71%	-13.71%	-13.71%	-13.71%	-13.71%	-13.71%

Source: ANEEL, Ceres Inteligência Financeira

The FER Benchmark used as reference to Cepisa was Celpe, Cemar, Energisa Pb and Se, which have the mean annual improvement rate of 13.71% of the indicator between 2012 and 2016.

Table 95 - FER Realized Benchmark

Benchmark Distributor	Benchmark	Rate of Variation 2016-2012	2012	2013	2014	2015	2016
CELPE	**Private 2**	-18.18%	17.7	10.3	10.1	8.1	7.9
CEMAR	**Private 2**	-7.56%	14.8	11.0	8.0	4.8	10.8
EPB	**Private 2**	-15.25%	11.0	11.0	9.5	5.9	5.7
ESE	**Private 2**	-15.91%	5.3	4.6	2.6	2.8	2.7

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 145

Table 96 - FER Realized Benchmark Group

Benchmark	Rate of Variation 2016-2012	2012	2013	2014	2015	2016
Private 2	-13.71%	12.2	9.2	7.6	5.4	6.8

Source: ANEEL, Ceres Inteligência Financeira

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IASC

Common Analyses to Distributors

The IASC (ANEEL Rating of Consumer Satisfaction) indicator consists of the result of the research of evaluation of the degree of satisfaction of the residential consumer with the provided services.

Its analysis may be divided into three main parts: Starting Point, Indicator Variation Rate, and Meta.

The starting point consists of the IASC estimates for 2017 and also provide data of the indicator of each distributor obtained between 2010 and 2016106. The geometric mean of annual variation of the indicator to each distributor between 2010 and 2016 and applies to the variation over the IASC during 2016. (IASC realized Evaluated Distributor 2016)*(1+Geometric Mean IASC 2010-2016 Evaluated Distributor)

The rate of variation of the indicator as of 2018 will be originated by the realized variation rate of the benchmark private groups107. The 2010 to 2016 indicators of each benchmark allows for the calculation of the simple average of the indicator of each group established108. The joint geometric mean is applied per group109 between years 2015 and 2016, with (2017 Indicator)*(1+Variation Rate of the 2015-2016 Benchmark Group) and so successively until the indicator achieves the IASC goals defined by ANEEL for the distributors evaluated for the years as of 2017.

The IASC goal used is the minimum value of 70110 from 2017 and sustained until the end of the concession. When achieving the goals of the period, the distributors stabilize their efforts of improvement of the indicator. In the long term, companies tend to have indicators equal to the goals estimated to ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the IASC goals.

106 IASC base of ANEEL Distribution Indicators

107 Companies with geographical proximity to the evaluated distributors

108 Benchmark distributors of the Northern region: Celpa and Celtins (Energisa TO) and benchmark distributors of Northeastern region: Celpe, Cemar, Energisa Paraíba and Energisa Sergipe 109 The variation between 2015 and 2016 is the only one with expressive variation of the IASC indicator between 2010 and 2016. Since as of April 2017 it will count on the composition of the X Factor, we understand that the most recent improvement represents the effort of private companies to meet ANEEL goals 110 PRORET ANEEL Submodule 2.5A

Specific Analyses of Distributor

Cepisa achieves the IASC ANEEL limits starting in 2021 and throughout the entire period of concession, which makes the distributor to be part of the 75% that achieves the goal.

Table 97 - IASC Indicator – Realized/Forecasted x Goal 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	46.76	42.62	40.75	48.22	57.07	67.53	70.00	70.00	70.00	70.00	70.00
ANEEL Limit	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
Δ%	-33%	-39%	-42%	-31%	-18%	-4%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 98 - IASC Indicator – Realized/Forecasted x Goal 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
ANEEL Limit	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 99- IASC Indicator – Realized/Forecasted x Goal 3 of 3

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
ANEEL Limit	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

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Table 100 - IASC Indicator - Forecasted/Realized X ANEEL Limit 2015-2047

80
70
60
50
40
30
20
10
0
70,00
57,07
46,76
40,75
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

The IASC variation rate of the distributor remains below the benchmark potential of private companies as of 2018.

Table 101 – Realized and Potential IASC Variation Rate per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	-8.85%	-4.38%	9.76%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	-8.85%	-4.38%	18.33%	18.33%	18.33%	18.33%	18.33%	18.33%

Source: ANEEL, Ceres Inteligência Financeira

The IASC Benchmarks used as a reference for Cepisa was Celpe, Cemar, Energisa Pb and Se, with average annual improvement rate is 18.33% of the indicator between 2012 and 2016.

Table 102 - IASC Realized Benchmark

Benchmark Distributor	Benchmark	Rate of Variation 2016-2015	2012	2013	2014	2015	2016
CELPE	**Private 2**	27.08%	61.7	53.9	57.4	57.4	73.0
CEMAR	**Private 2**	7.77%	54.1	60.5	64.2	57.0	61.4
EPB	**Private 2**	21.67%	68.9	60.3	72.7	63.1	76.8
ESE	**Private 2**	16.44%	64.3	69.6	58.8	58.8	68.5

Source: ANEEL, Ceres Inteligência Financeira

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Table 103 - IASC Realized Benchmark Group

Benchmark	Rate of Variation 2016-2015	2012	2013	2014	2015	2016
Private 2	18.33%	62.2	61.1	63.3	59.1	69.9

Source: ANEEL, Ceres Inteligência Financeira

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INS

Analyses Common to the Distributors

The INS (Service Level Indicator of Telephone Service) consists of the list of calls answered by the calls received less abandoned.

The INS base of the distributors was reviewed and they noticed that the indicators improved from 2010 and 2016, reaching in 2016 the minimum levels required by ANEEL of 85%[111]. Therefore, they deemed that in 2017 the distributors evaluated have kept the levels of indicator in 2016.

The INS targets of ANEEL have been perpetuated from 2017 to 2047. The companies have kept the levels established by ANEEL and become part of the group of remaining distributors – 75% - that reached the target in the period.

Specific Analyses of the Distributor

Cepisa achieves the INS ANEEL limits throughout the entire period of concession, which makes the distributor to be part of the 75% that achieves the goal.

Table 104 - INS Indicator Realized and Projected x Goal 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	92.87	91.23	91.23	91.23	91.23	91.23	91.23	91.23	91.23	91.23	91.23
ANEEL Limit	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00
Δ%	9%	7%	7%	7%	7%	7%	7%	7%	7%	7%	7%

Source: ANEEL, Ceres Inteligência Financeira

Table 105 - INS Indicator Realized and Projected x Goal 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	91.23	91.23	91.23	91.23	91.23	91.23	91.23	91.23	91.23	91.23	91.23
ANEEL Limit	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00
Δ%	7%	7%	7%	7%	7%	7%	7%	7%	7%	7%	7%

Source: ANEEL, Ceres Inteligência Financeira

[111] PRORET ANEEL Submodule 2.5A

Ceres Inteligência Financeira 151

Table 106 - INS Indicator Realized and Projected x Goal 3 of 3

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	94.73	94.73	94.73	94.73	94.73	94.73	94.73	94.73	94.73	94.73	94.73
ANEEL Limit	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00	85.00
Δ%	11%	11%	11%	11%	11%	11%	11%	11%	11%	11%	11%

Source: ANEEL, Ceres Inteligência Financeira

Table 107 - INS Indicator Projected/Realized X ANEEL Limit 2015-2047

94
92
90
88
86
84
82
80
92,87
91,23
85,00
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

Realized variation rate of INS is lower than the potential during the concession period:

Table 108 – Realized and Potential Variation Rate of INS per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	-1.77%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%
Potential	-1.77%	-0,38%	-0,38%	-0,38%	-0,38%	-0,38%	-0,38%	-0,38%

Source: ANEEL, Ceres Inteligência Financeira

TheINS Benchmarks used as a reference forCepisa wereCelpe, Cemar, Energisa Pb and Se, whose indicator worsened at average annual rate of 0.38% of the indicators between 2012 and 2016. As Cepisa achieves the ANEEL target since the beginning of the concession period, this *benchmark*variation rate is not applied.

Ceres Inteligência Financeira 152

Table 109 - INS Realized Benchmark

Benchmark Distributor	Benchmark	Variation Rate 2016-2013	2012	2013	2014	2015	2016
CELPE	**Private 2**	0.34%	89.7	85.1	85.9	85.8	86.0
CEMAR	**Private 2**	-1.57%	91.1	90.6	84.5	85.1	86.4
EPB	**Private 2**	0.03%	89.3	92.1	85.5	81.1	92.1
ESE	**Private 2**	-0.30%	90.6	93.4	86.8	88.8	92.6

Source: ANEEL, Ceres Inteligência Financeira

Table 110 – Group of Benchmark of INS Realized

Benchmark	Variation Rate 2016-2013	2012	2013	2014	2015	2016
Private 2	-0.38%	90.2	90.3	85.7	85.2	89.3

Source: ANEEL, Ceres Inteligência Financeira

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IAb

Analyses Common to the Distributors

The IAb (Indicator of Telephone Service Abandonment) consists of the list of calls abandoned by the calls received less abandoned.

The IAb base of the distributors evaluated was reviewed and they noticed that the indicators improved from 2010 and 2016, reaching in 2016 the minimum levels required by ANEEL of 4%[112]. Therefore, they deemed that in 2017 the distributors evaluated have kept the levels of indicator in 2016.

The IAb targets of ANEEL have been perpetuated from 2017 to 2047. The companies have kept the levels established by ANEEL and become part of the group of remaining distributors – 75% - that reached the target in the period.

Specific Analyses of the Distributor

Cepisa achieves the IAb ANEEL limits throughout the entire period of concession, which makes the distributor to be part of the 75% that achieves the goal.

Table 111 - IAb Indicator – Realized/Projected x Goal 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	2.30	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20
ANEEL Limit	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00
Δ%	-43%	-45%	-45%	-45%	-45%	-45%	-45%	-45%	-45%	-45%	-45%

Source: ANEEL, Ceres Inteligência Financeira

Table 112 - IAb Indicator – Realized/Projected x Goal 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20
ANEEL Limit	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00
Δ%	-45%	-45%	-45%	-45%	-45%	-45%	-45%	-45%	-45%	-45%	-45%

Source: ANEEL, Ceres Inteligência Financeira

[112] PRORET ANEEL Submodule 2.5A

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Table 113 - IAb Indicator – Realized/Projected x Goal 3 of 3

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20	2.20
ANEEL Limit	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00	4.00
Δ%	-45%	-45%	-45%	-45%	-45%	-45%	-45%	-45%	-45%	-45%	-45%

Source: ANEEL, Ceres Inteligência Financeira

Table 114 - IAb Indicator - Projected/Realized X ANEEL Limit 2015-2047

5
4,00
4
3
2,30
2,20
2
1
0
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

Table 115 – Realized and Potential Variation Rate of IAb per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	-4.35%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	-4.35%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Source: ANEEL, Ceres Inteligência Financeira

The IAb Benchmarks used as a reference forCepisa wereCelpe, Cemar, Energisa Pb and Se. However, as Amazonas Energia achieves the ANEEL target since the beginning of the concession period, this*benchmark*variation rate is not applied.

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INTELIGÊNCIA FINANCEIRA

Table 116 – Benchmark of IAb Realized

Benchmark Distributor	Benchmark	Variation Rate 2016-2015	2012	2013	2014	2015	2016
CELPE	**Private 2**	-31.60%	3.1	4.0	3.1	3.1	2.1
CEMAR	**Private 2**	23.90%	1.1	2.3	2.6	2.5	3.1
EPB	**Private 2**	-73.35%	2.6	1.5	3.4	4.1	1.1
ESE	**Private 2**	-47.37%	1.7	1.3	3.3	1.7	0.9

Source: ANEEL, Ceres Inteligência Financeira

Table 117 – Group of Benchmark of IAb Realized

Benchmark	Variation Rate 2016-2015	2012	2013	2014	2015	2016
Private 2	-7.37%	2.1	2.3	3.1	2.8	1.8

Source: ANEEL, Ceres Inteligência Financeira

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ICO

Analyses Common to the Distributors

The ICO (Busy Call Indicator of Telephone Service) refers to the list of busy calls over offered.

Its analysis can be divided into three main parts: Starting Point, Indicator Variation Rate and Target.

The starting point consists of the ICO estimates for 2017, which derives from indicator data of each distributor obtained from 2010 to 2016113. The average is calculated by excluding the missing data114 from 2010 to 2016.

The indicator variation rate from 2018 to 2022 is calculated based on the variation of indicators obtained by the groups of benchmark of the outsourced distributors115. By using the indicators from 2010 to 2016 of each benchmark, the simple indicator average is calculated for each group established. The joint geometric average is applied per group from 2012 to 2016116, in which we have (Indicator 2017)*(1+Variation Rate of the Group of Benchmarks 2012-2016) and so on until the indicator reaches the targets defined by ANEEL of the distributors evaluated for the years starting in 2017 of ICO.

Between 2023 and 2027 the distributor speed is adjusted117 to reach the target established by ANEEL118 for 2027. This is possible thanks to the maturity that the new concessionaire acquires during the period in the company management, which allows them an improvement rate faster than that verified in the recent period by the benchmark of the outsourced distributors. Subsequently, the speeds are adjusted to the speed verified by the outsourced distributors.

The ICO target used is the maximum amount of 2%119 from 2015, which is kept to the concession end. While reaching the targets of the period, the distributors stabilized their improvement efforts of the indicator. In the long run, the companies tend to show indicators equal to the targets estimated for ANEEL. This leads the companies to reach the remaining 75% of distributors that reach the ICO targets.

113 ICO base of Distribution Indicators of ANEEL

114 The year of 2016 and other points along the historical series present missing data, reason which the average reference checked in the period was used 115 Companies geographically located near the distributors evaluated 116 The interval with longer historic period was used, without missing data among the benchmark outsourced 117 Speed near that checked by the outsourced companies will be presente din the specific analysis for each distributor 118 Estimated by Ceres as it will be addressed below 119 PRORET ANEEL Submodule 2.5A

Specific Analyses of the Distributor

Cepisa achieves the ANEEL limits starting in 2021 and throughout the entire period of concession, which makes the distributor to be part of the 75% that achieves the goal.

Table 118 - ICO Indicator – Realized/Projected x Goal 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	5.85	1.13	6.52	4.75	3.46	2.52	2.00	2.00	2.00	2.00	2.00
ANEEL Limit	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00
Δ%	193%	-44%	226%	137%	73%	26%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 119 - ICO Indicator – Realized/Projected x Goal 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00
ANEEL Limit	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 120 - ICO Indicator – Realized/Projected x Goal 3 of 3

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00
ANEEL Limit	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

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Table 121 - ICO Indicator - Projected/Realized X ANEEL Limit 2015-2047

7
6
5
4
3
2
1
0
5,85
6,52
2,52
2,00
1,13
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

The ICO variation rate of the distributor, in absolute values, becomes inferior to the potential from 2023.

Table 122 –Realized and Potential ICO Variation Rate per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	-80.68%	477.14%	-19.06%	-2.46%	0.00%	0.00%	0.00%	0.00%
Potential	-80.68%	477.14%	-27.18%	-27.18%	-27.18%	-27.18%	-27.18%	-27.18%

Source: ANEEL, Ceres Inteligência Financeira

The ICO Benchmarks used as reference to Cepisa were Celpe, Cemar, Energisa Pb and Se. Its mean improvement rate of the indicator was 27.18% of the indicator between 2012 and 2016.

Table 123 – Benchmark of ICO Realized

Benchmark Distributor	Benchmark	Variation Rate 2016-2012	2012	2013	2014	2015	2016
CELPE	**Private 2**	-54.14%	2.3	0.7	0.2	0.4	0.1
CEMAR	**Private 2**	45.02%	0.3	1.3	1.5	3.4	1.2
EPB	**Private 2**	-51.05%	2.1	1.1	0.7	2.7	0.1
ESE	**Private 2**	-46.64%	0.4	0.4	0.2	0.4	0.0

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 159

Table 124 – Group of Benchmark of ICO Realized

Benchmark	Variation Rate 2016-2012	2012	2013	2014	2015	2016
Private 2	-27.18%	1.2	0.9	0.7	1.7	0.4

Source: ANEEL, Ceres Inteligência Financeira

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X Factor Forecast

Considerations Commons to the Distributors

The X Factor tries to keep the balance established in the tariff revision between revenue x effective expenses for the subsequent tariff repositioning. It transfers to the consumer the potential gains of productivity of the electrical distribution segment.

It is formed by three components[120]:

$\boldsymbol{Factor\ X = Pd + Q + T}$ in which,

$\boldsymbol{Pd}$: Gains of productivity of distribution;

$\boldsymbol{Q}$: Technical and commercial quality of the service provided to the consumer;

$\boldsymbol{T}$: Trajectory of operating costs.

Pd Factor

The ***Pd*** is calculated by the following formula:

$Pd\ (i) = PTF + 0{,}14 \times (\Delta MWh(i) - \Delta MWh\ average) - 0{,}04 \times (\Delta UC(i) - \Delta UC\ \text{average})$, where

PTF: Average productivity of the distribution segment of 1,53% a.a.;

ΔMWh(i): Annual average market variation of the concessionaire i, between the prior tariff revision and the tariff revision in progress;

Average ΔMWh: Annual average variation of the distributor market of 4.65% a.a.;

ΔUC(i): Annual average variation of the number of consuming units invoices of the concessionaire i, between the prior tariff revision and the tariff revision in progress;

Average ΔUC: Annual average variation the number of consuming units invoices of 3.39% a.a.

---

[120] ANEEL PRORET Submodule 2.5 v2.0

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The PTF values, Annual average variation of the distributor market and Annual average variation of the number of consuming units were maintained during concesion, starting May/15, date on which they became valid.

The values ΔMWh(i) and ΔUC(i) were calculated according to the forecast of demand and specific consuming units per consumption class of each distributor evaluated and are discussed in the chapter of Demand Forecast of this document.

Finally, we outline that according to the official letter no. 113/2017-DR/ANEEL[121] in its "Clause Nineteenth – Transitory Provisions", Subclause Three, the value of Pd component will be defined as zero[122] between the agreement execution ate and the first subsequent ordinary tariff revision.

Q Factor

The Q Component of the X Factor composed by portions of technical and commercial quality according to the following equation: $Q = 0{,}70.QTechnical + 0{,}30.QCommercial$.

The technical component is composed by the indicators DEC (Equivalent Duration of Interruption per Consuming Unit) and FEC (Equivalent Frequency of Interruption per Consuming Unit).

The commercial component is composed by the indicators of FER (Equivalent Frequency of Complaint), IASC (ANEEL Index of Consumer's Satisfaction), INS (Telephone Service Level Indicator), IAb (Telephone Service Abandonment Indicator) and ICO (Busy Call Indicator of Telephone Service).

These commercial and technical indicators are discussed in further details in the chapter "Quality Indicators" and take into account, among others, the provisions of the Technical Note 149/2017-SEM/SGT/SRD/SFF/ANEEL, of Sep 8, 2017, case 48500.002667/2017-99.

Considerations about the T Factor

The description and dates used for this component are discussed in the chapter that addresses Operating Costs and PMSO (Personnel, Materials, Services of Outsources and Others). We outline that during evaluation, between the agreement execution and the first ordinary subsequent tariff revision, its value was deemed zero[123], as provided in the Technical Note no. 88/2017-SEM/SGT/SRD/ANEEL[124].

[121] On May 3, 2017, case 48510.000502/2017-00
[122] Also provided in the Technical Note 149/2017-SEM/SGT/SRD/SFF/ANEEL on Sep 8, 2017, case 48500.002667/2017-99
[123] Also provided in the Technical Note 149/2017-SEM/SGT/SRD/SFF/ANEEL on Sep 8, 2017, case 48500.002667/2017-99
[124] On May 24, 2017, case 48500.002667/2017-99

Ceres Inteligência Financeira 162

Specific Analyses of the Distributor

Below are the results for Cepisa of the X Factor and each of its components in each tariff revision.

Figure 11 – Composition and Evolution of the X Factor Components

0,22%
0,38%
0,37%
0,08%
0,98%
0,98%
0,98%
0,98%
0,98%
0,98%
(0,13%)
(0,11%)
(0,70%)
2019
2023
2028
2033
2038
2043
2048
Pd %
Q %
T %

Source: Ceres Inteligência Financeira

Table 125 – Evolution and Impact of the X Factor Components

Factor X	2019	2023	2028	2033	2038	2043	2048
Pd %	0.00%	0.98%	0.98%	0.98%	0.98%	0.98%	0.98%
Q %	(0.13%)	0.22%	(0.11%)	0.00%	0.00%	0.00%	0.00%
T %	0.00%	(0.70%)	0.38%	0.37%	0.08%	0.00%	0.00%
Total X Factor %	(0.13%)	0.50%	1.25%	1.34%	1.06%	0.99%	0.98%
Total (R$ '000)	(815)	5.039	17.273	29.523	33.255	43.987	60.799

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 163

Calculation of the Regulatory WACC and Discount Rate

Calculation of the WACC Rate

ANEEL calculates the Weighted Average Cost of Capital (WACC) used in the calculation of the Capital Remuneration (RC) of the distributor, which composes the Portion B. The table below shows the real WACC before taxes and the real WACC after taxes calculated for the years of tariff revision.

Table 126 – Calculation of Regulatory WACC

	Real WACC before taxes	Real WACC after taxes
2019	11.83%	7.81%
2023	12.08%	7.97%
2028	12.08%	7.97%
2033	11.24%	7.42%
2038	10.98%	7.25%
2043	11.07%	7.30%
2048	11.23%	7.41%

Source: Ceres Inteligência Financeira.

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INTELIGÊNCIA FINANCEIRA

Calculation of Ke and WACC of Market

Cost of equity (Ke)

The cost of equity was calculated according to the methodology already presented in this document. With that, the composition of the cost of equity (Ke) found for the company evaluated can be viewed equivalently in the following table. The rates, however, were forecast year by year during the entire concession period, according to the annex.

Table 127 – Calculation of the Cost of equity (Ke)

Cost of Equity (Capital Asset Pricing Model)	10.77%
Income tax (Ke)	-
Income tax (Beta and WACC)	34.00%
Debt to Equity (D/E)	95.16%
Beta Deleveraged	0.68
Beta Releveraged	1.10
Market Risk Premium	4.5%
Size Premium	-
Free of Risk Rate (T-Bonds)	2.49%
Country Risk	3.34%
Exchange Risk	4.17%
Consumer Price Index (CPI)	2.30%
Wide Consumer's Price Index (IPCA)	4.23%
Interbanking Deposit Certificate (Future DI)	10.33%
Fra of Exchange Coupon (FRC)	5.91%
Cost of equity (Ke) Nominal	**15.46%**
Cost of equity (Ke) Nominal Free of Taxes	**15.46%**
Cost of equity (Ke) Real Free of Taxes	**10.77%**

Source: Ceres Inteligência Financeira, based on the electronic domains Yahoo Finance (Bonds Center), CVM, SEC, Database Damodaran, BM&F Bovespa (Daily Bulleting and Auction System), The Puget Sound Economic Forecaster and Bacen (Focus – Market Expectations)

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Cost of Capital of Third Parties (Kd)

The Cost of Capital of Third Parties is obtained through the weighted average of the gross debt (2011-2016) of the companies used for beta calculation, weighted by the percentage relation between the Cost of Debt and DI of the respective year of the same companies. Subsequently, this percentage relation between the Cost of Debt and DI is multiplied by the CDI forecast for the desired year. Finally, the inflation and taxes are discounted so as to reach the actual Kd free of taxes.

The Cost of Capital of Third Parties (Kd) found was of 8.61% a.a. in nominal terms Net of Taxes. This parameter is discounted by the inflation so as to reveal the interest rate in real terms. For the Brazilian inflation, the forecast of the Wide National Index of Consumer Prices (IPCA) was considered.

Table 128 – Financial Structure of the Companies

Equatorial	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	502,149	176,455	166,693	216,644	517,214	662,137	906,589	869,308
Short Term Debt	760,769	257,092	342,185	818,280	175,208	970,716	852,690	986,951
Long Term Debt	3,128,378	1,084,609	1,127,211	2,257,395	3,050,429	3,404,177	3,082,448	3,847,440
Average Balance	3,194,798		1,405,549	2,272,536	3,150,656	3,800,265	4,155,016	4,384,765
Cost of Debt	**17.42%**		11.86%	9.53%	16.42%	17.42%	21.82%	19.83%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/DI	**147.82%**		102%	114%	204%	161%	165%	142%

Coelce	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	166,184	159,541	134,465	163,869	133,031	167,313	207,716	197,354
Short Term Debt	249,390	261,468	236,280	187,617	147,976	131,530	395,797	384,031
Long Term Debt	854,297	581,441	859,146	766,154	774,042	1,134,099	901,531	695,660
Average Balance	1,082,579		969,168	1,024,599	937,895	1,093,824	1,281,479	1,188,510
Cost of Debt	**15.45%**		13.87%	15.99%	14.18%	15.30%	16.21%	16.61%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	**144.75%**		120%	190%	176%	141%	122%	119%

Ampla rj	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	296,019	213,405	195,242	195,848	189,529	208,424	375,456	694,226
Short Term Debt	341,985	450,098	567,248	248,710	106,444	209,042	355,388	790,340
Long Term Debt	1,778,949	797,854	844,324	1,107,447	1,419,582	1,599,493	2,329,232	2,438,990
Average Balance	1,837,592		1,329,762	1,383,865	1,441,092	1,667,281	2,246,578	2,956,975
Cost of Debt	**16.86%**		14.68%	14.15%	13.15%	12.50%	16.71%	23.48%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	**144.63%**		127%	169%	163%	116%	126%	168%

Eletrobras	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	7,209,741	2,789,800	2,848,884	3,130,611	3,256,398	7,918,149	17,896,207	12,628,136
Short Term Debt	4,486,314	2,105,674	5,014,281	4,764,074	1,982,569	5,257,263	4,581,674	5,845,989
Long Term Debt	38,744,462	32,283,838	38,885,727	45,613,253	30,712,400	35,041,785	42,379,060	39,975,814
Average Balance	42,389,624		39,144,760	47,138,668	41,536,148	36,497,009	43,629,891	46,391,269
Cost of Debt	**18.75%**		7.28%	6.64%	7.84%	21.70%	41.02%	27.22%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	**157.33%**		63%	79%	97%	201%	310%	194%

Source: Ceres Inteligência Financeira.

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Table 129 - Enterprise Value and Company Debt

Company	Cost of Debt	Gross debt	Ev	Debt To equity Pl	Debt/DI	Debt To Equity MC
Eletropaulo	15.27%	3,099,172.60	4,305,981.92	92.39%	137.81%	99.91%
CELESC	17.13%	762,892.40	1,078,106.91	6.91%	158.42%	14.51%
Equatorial	17.42%	3,889,146.80	8,555,543.67	67.63%	147.82%	37.58%
Coelce	15.45%	1,103,687.40	4,276,685.55	53.13%	144.75%	28.20%
Ampla rj	16.86%	2,120,933.60	6,222,435.72	76.74%	144.63%	43.05%
Eletrobras	18.75%	43,230,776.20	55,199,995.15	85.51%	157.33%	309.90%

Source: Ceres Inteligência Financeira.

Table 130 – Weighted Cost of Debt used for the composition of Kd

Weighted Cost of Debt/Di	154.79%

Source: Ceres Inteligência Financeira.

Table 131 - CDI Bradesco Forecast

Bradesco Forecast	2017	2018	2019	2020	2021	2022
CDI – end of period	8.43%	8.38%	8.38%	7.88%	7.88%	7.88%

Source: Ceres Inteligência Financeira.

With that, the Cost of Equity of Third Parties (Kd) obtained was of 4.20% a.a., in real terms, as can be seen below:

Table 132 – Calculation of Kd Cost

Cost of Debt	4,20%
Cost of equity of Third Parties (Kd) Nominal	13.05%
Cost of equity of Third Parties (Kd) Nominal Net of IR	8.61%
Cost of equity of Third Parties (Kd) Real Net of IR	**4.20%**

Source: Ceres Inteligência Financeira.

Weighted Average Cost of Capital (WACC)

The WACC is obtained by weighing the own costs of equity and of third parties and their respective interest percentages in the company capital structure, considering the tax benefit of the debt in case of capital of third parties. The capital structure used was the same used by ANEEL in the Proret Submodule 2.4.

The Weighted Average Cost of Capital (WACC) calculated was of 7.57% a.a. in real terms as it can be seen below.

Table 133 – Calculation of the Weighted Average Cost of Capital (WACC)

Weighted Average Cost of Capital	Average	*2017*	*2018*	*2019*	*2020*	*2025*	*2030*
Shareholder's Weight (We)	**51.24%**	51.24%	51.24%	51.24%	51.24%	51.24%	51.24%
Debt Weight (Wd)	**48.76%**	48.76%	48.76%	48.76%	48.76%	48.76%	48.76%
Cost of Equity (Ke) Real	**10.77%**	11.73%	10.16%	10.18%	10.42%	10.84%	10.79%
Cost of Equity of Third Parties (Kd) Real	**4.20%**	4.25%	4.09%	4.27%	4.19%	4.20%	4.20%
WACC Real	**7.57%**	**8.09%**	**7.20%**	**7.30%**	**7.39%**	**7.60%**	**7.58%**

Source: Ceres Inteligência Financeira

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Irrecoverable Revenues

Analyses Common to the Distributors

The irrecoverable revenues evaluated are the value invoiced that had not been received up to certain set date. Irrecoverable revenue is that deemed the indicator average: (value invoiced not received in the period t)/(total value invoiced in the period t), from the 49th to the 60th month prior to the base date.

The analysis can be divided into three main parts: an estimate for 2017, a variation rate of the indicators along the concession period and the target established.

To assess the indicator level in 2017, the medium value of the indicator was calculated for the base date of Dec/16. For each consumption class, the total value invoiced in the 60 prior months125 was assessed as well as the total value not received of such respective months in relation to the base date of Dec/16126.

The medium value was calculated between the value invoiced not received over the total value invoiced between the months of Dec/11 and Nov/12 inclusive, reaching the value of irrecoverable revenues on the base date of Dec/16.

The percentage of annual variation proposed by ANEEL in the indicator between 3CRTP and 2CRTP was applied to the value of Dec/16, reaching the value estimated for Dec/17. Thus, it was concluded that the company reached the variation forecast by the regulating body.

In relation to the variation rate after 2017, between 2017 and 2020, it was concluded that the variation rate proposed by ANEEL between 3CRTP and 2CRTP carries on being reached, completing a period of four years in this variation rate, according to initial forecast of ANEEL.

From 2021, the variation rate considered is that proposed in the variation from 4CRTP to 3CRTP. Such order of variations is chosen based on the difference of the rates initially proposed by the regulating body. The variation from 3CRTP to 2CRTP in average is softer than that proposed from 4CRTP to 3CRTP. It is agreed that the default levels need time to be deeply changed and, therefore, a less accelerated rate was used in the 3 first years of concession and a more accelerated rate was applied in the subsequent years.

125 Data obtained from the distributors also made available for ANEEL. Period prior to the base date considered from Dec/11 to Nov/16 126 Considering Dec/16, when what was invoiced, e.g.; in Jan/15, has not yet been received by the distributor

The rate of irrecoverable revenues is stabilized when it reaches the target established by ANEEL in 4CRTP. If the company indicator has been lower than the target of the regulating body since the beginning, such default level lower than the target has perpetuated.

The reference target is the rate of irrecoverable revenues established by ANEEL for 4CRTP[127]

Specific Analyses of the Distributors

Table 134 – Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2016-2027 (%)

Consumption Class	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Goal
Household	4.85	4.64	4.44	4.25	4.07	3.61	3.21	2.85	2.53	2.36	2.36	2.36	2.36
Industrial	4.35	4.26	4.18	4.10	4.02	3.57	3.17	2.81	2.50	2.22	1.97	1.75	1.69
Commercial	2.63	2.62	2.61	2.61	2.60	2.39	2.19	2.01	1.85	1.70	1.56	1.43	0.78
Rural	6.17	6.08	5.99	5.90	5.82	5.60	5.39	5.19	5.04	5.04	5.04	5.04	5.04
Public Power	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.19
Public Lighting	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.31
Public Service	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.25
Others	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.24

Source: ANEEL, Ceres Inteligência Financeira

Table 135 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2028-2037 (%)

Consumption Class	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	Goal
Household	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36
Industrial	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69
Commercial	1.32	1.21	1.11	1.02	0.94	0.86	0.79	0.78	0.78	0.78	0.78
Rural	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04
Public Power	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.19
Public Lighting	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.31
Public Service	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.25
Others	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.24

Source: ANEEL, Ceres Inteligência Financeira

[127] ANEEL PRORET Submodule 2.2 v1.0, v1.1 e v2.0

Ceres Inteligência Financeira 169

Table 136 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2038-2047 (%)

Consumption Class	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	Goal
Household	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36
Industrial	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69	1.69
Commercial	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78
Rural	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04
Public Power	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.19
Public Lighting	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.31
Public Service	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.25
Others	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.24

Source: ANEEL, Ceres Inteligência Financeira

Table 137 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2048-2052 (%)

Consumption Class	2048	2049	2050	2051	2052	Goal
Household	2.36	2.36	2.36	2.36	2.36	2.36
Industrial	1.69	1.69	1.69	1.69	1.69	1.69
Commercial	0.78	0.78	0.78	0.78	0.78	0.78
Rural	5.04	5.04	5.04	5.04	5.04	5.04
Public Power	0.16	0.16	0.16	0.16	0.16	0.19
Public Lighting	0.16	0.16	0.16	0.16	0.16	0.31
Public Service	0.03	0.03	0.03	0.03	0.03	0.25
Others	0.13	0.13	0.13	0.13	0.13	0.24

Source: ANEEL, Ceres Inteligência Financeira

Table 138 – Distribution of Total Invoicing and Not Received (in R$ '000)

Consumption Class	∑ month 49-60 Invoiced Not Received	∑ month 49-60 Total Invoiced	% Not Received
Residential	38,292,723	702,682,629	5.45%
Industrial	4,517,261	92,401,590	4.89%
Commercial	9,403,635	316,987,449	2.97%
Rural	2,312,660	36,592,650	6.32%
Public Power	181,740	115,644,029	0.16%
Public Lighting	0	0	-
Public Service	17,065	59,891,562	0.03%
Total	54,725,085	1,324,199,908	4.13%

Source: ANEEL, Ceres Inteligência Financeira

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Table 139 - Goals ANEEL per Regulatory Cycle

Consumption Class	2CRTP	3CRTP	4CRTP	Δ% 3CRTP/2CRTP	Δ% 4CRTP/3CRTP
Residential	0.66%	0.89%	1.29%	34.85%	44.94%
Industrial	0.86%	0.79%	0.94%	-8.14%	18.99%
Commercial	0.88%	0.87%	0.55%	-1.14%	-36.78%
Rural	1.49%	1.40%	1.18%	-6.04%	-15.71%
Public Power	1.38%	0.89%	0.22%	-35.51%	-75.28%
Public Lighting	1.07%	0.67%	0.05%	-37.38%	-92.54%
Public Service	0.34%	0.36%	0.05%	5.88%	-86.11%
Others	0.93%	0.64%	0.11%	-31.18%	-83.33%

Source: ANEEL, Ceres Inteligência Financeira

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Loss Forecast

The electrical distribution system losses are divided into two categories: Basic Network losses and Distribution Network losses. It its turn, the Distribution Network losses are divided into Technical Losses and Non-Technical Losses.

The Basic Network loss consists of the energy loss in the physical processes occurring between generation to the distribution system. Such loss costs are divided equally between the generator and distributor, with each company assuming 50% of the Basic Network loss. The Technical Loss consists of the energy loss inherent to the electric power transport, voltage transformation and energy measurement. They can be deemed as the consumption of equipment employed in the energy distribution. The Non-Technical Losses correspond to the difference between total losses and technical losses. The remaining losses are associated to the distribution system (e.g; energy robbery, measurement error, invoicing error, etc.). These are losses related to the commercial management of the distributors.

The model is forecast in loss percentage in the energy invoiced (deemed equivalent to the energy injected in the projections of this work) for the Technical Losses and in the Basic Network and loss percentage in the low voltage market for the Non-Technical Losses, as established by the submodule 2.6 of PRORET.

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INTELIGÊNCIA FINANCEIRA

Technical Loss and Loss in the Basic Grid

The regulatory loss consists in the amounts of efficient loss defined as a target for the distributor in the tariff review period. It has been assumed that the actual Loss in the Basic Grid and the Technical Loss will be equal to the calculated regulatory ones. The Technical Loss was calculated by ANEEL[128] in the last tariff review cycle in 2013, and considered the physical characteristics of the distribution system and the distributors´ equipment. The actual Loss in the Basic Grid is calculated monthly by CCEE[129] and the regulatory amount is provided by the average of the measurements in the last 12 months and the amount from the last tariff adjustment in 2016 was used. As the amounts of Technical Loss and Loss in the Basic Grid are not related to the distributor´s activity and its distributed power administration, but to physical processes and the characteristics of the used equipment, it was defined that for both indicators, the regulatory and the actual amounts will remain constant and equal along the period.

Table 140 – Level of Technical Loss and Loss in the Basic Grid.

% Loss/ Injected Power	
Technical Loss	Loss in the Basic Grid
12.17%	2.64%

Source: Ceres Inteligência Financeira based on data from CCEE and ANEEL

[128] Data obtained from SAMP, disclosure source defined by submodule 2.6 of PRORET
[129] Data available in SPARTA, file from the last tariff adjustment (2016)

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Non-Technical Losses

The track record of regulatory Non-Technical Losses is defined in two different periods.

1. From 2017 to 2023: Non-Technical Losses defined at NT 149/2017-SRM/SGT/SRD/SFF/ANEEL;
2. As of 2023: Loss decrease curve until it reaches the regulatory goal.

For the period ranging from Sep/2017 to Sep/2023 the regulatory levels were maintained at the level of the regulatory losses listed at NT 149/2017-SRM/SGT/SRD/SFF/ANEEL, equivalent to 25.41%.

As of Sep/2023, the calculation method of the regulatory loss curve was according to the definitions described in the sub-module 2.6 of PRORET. Calculation occurs every tariff review procedure and takes into account three factors: goal, track record up to goal and the regulatory loss decrease thresholds. The goal is calculated based on the analysis of the benchmarking comparative pattern, in which a company is set to serve as comparison basis considering its size and an indicator provided by ANEEL which is the social-economic complexity of the region where the utility is located. After the comparative analysis of the listed companies and Cepisa, its benchmarking was defined to be COELBA. After defining the benchmarking company, the goal is calculated using the metric specified in the text of sub-module 2.6 of PRORET:

Figure 12 – Goal Calculation by Benchmark Comparison

$$Meta_{(i,j)} = Prob_{(i,j)} \times P_{bench} + [1 - Prob_{(i,j)}] \times P_{(i)} \quad (5)$$

onde:
$Meta_{(i,j)}$: *Meta de perdas da empresa i [%], conforme o modelo j;*
$Prob_{(i,j)}$: *Probabilidade de o benchmark estar em área de concessão mais complexa, conforme o modelo j;*
P_{bench}: *percentual de perdas não técnicas sobre o mercado de baixa tensão praticado pela empresa benchmark; e*
$P_{(i)}$: *percentual de perdas não técnicas sobre o mercado de baixa tensão praticado pela empresa i.*

[Keyword:
where:
Meta $_{(i,j)}$: *Goal of losses for company i [%], as per pattern j;*
Prob $_{(i,j)}$: *Probability that benchmark is within more complex concession area, as per pattern j;*
P_{bench}: *non-technical loss percentage over the low-voltage market practiced by benchmark company; and*
$P_{(i)}$: *non-technical loss percentage over the low-voltage market practiced by company i.]*

Source: Sub-module 2.6 of PRORET

The indicative value of probability that the benchmark is in a more complex concession area is provided by ANEEL at the PRORET and calculated according to three different statistical patterns. The goal considered is the average of the goal calculated in each statistical pattern. After the goal for the next

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year's tariff review is defined, the annual decrease of regulatory losses is analyzed. If the annual loss decrease required to reach the goal set forth by the benchmark comparison pattern exceeds the regulatory loss decrease threshold set at PRORET, the annual regulatory loss decrease is construed to take place by the threshold, and, otherwise, the goal is kept for the next tariff review with the track record over years being defined by the straight-line method. When the Regulatory Non-Technical Loss reaches 7.5% there is no more track record to decrease the regulatory levels, as determined by PRORET.

Table 141 – Projected Regulatory Losses 1 of 3

Regulatory Losses %	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Technical Losses (PT/EI)	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%
Non-Technical Losses (PNT/BT)	25.41%	25.41%	25.41%	25.41%	25.41%	25.41%	12.99%	12.89%	12.79%	12.69%	12.59%
Losses at Basic Grid(PB/EI)	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%

Source: Ceres Inteligência Financeira

Table 142 – Projected Regulatory Losses 2 of 3

Regulatory Losses %	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Technical Losses (PT/EI)	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%
Non-Technical Losses (PNT/BT)	11.35%	10.23%	9.23%	8.32%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Losses at Basic Grid(PB/EI)	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%

Source: Ceres Inteligência Financeira

Table 143 – Projected Regulatory Losses 3 of 3

Regulatory Losses %	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Technical Losses (PT/EI)	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%
Non-Technical Losses (PNT/BT)	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Losses at Basic Grid(PB/EI)	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%

Source: Ceres Inteligência Financeira

For projecting effective Non-Technical Losses, three different perspectives were considered: starting point, track record and goal. The starting point was construed as the non-technical loss occurred in 2016, obtained in the utility's energetic balance sheet.

The goal set is the level of Non-Technical Losses practiced by the benchmark company considered when calculating the goal of regulatory losses, in this case, the levels practiced by COELBA which is 5.05%. The loss value practiced by the benchmark company was obtained through the SAMP basis.

In relation to track record of annual loss defining the loss decrease speed up to the defined efficiency level, the track record was used to reach the loss efficiency noted in the selected benchmark company, CEMAR – Companhia Energética do Maranhão. The company was chosen based on the fact that CEMAR already holds an efficient level of Non-Technical Losses and has recently been through the privatization process. Out of the possible benchmark companies analyzed, CEMAR was the best fit,

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since: CELPA and CELPE had no efficient loss levels in 2016; COSERN has increasingly low loss levels not similar to the levels practiced by the utilities, as well as it does not have a track record for linear loss decrease; and ENERGISA PARAÍBA has losses decreased at highly aggressive levels which would not be factual for the analyzed utilities.

Table 144 – Annual Loss Decrease Rate Definition: Benchmark Company CEMAR

Benchmark Company	PNT/EI actual 2008	PNT/EI actual 2013	PNT/EI actual 2016	CAGR 08/13	PNT/EI Regulatory 2013	PNT/EI Regulatory 2016
CEMAR	16.28%	9.35%	8.10%	0.8951	9.89%	9.77%

Source: Ceres Inteligência Financeira, based on information provided by SAMP

The starting point of the actual Non-Technical Loss track record (realized 2016) is 37.34% over the Low-Voltage market.

Table 145 – Starting Point and Goal of Non-Technical Losses

% Losses/ Low-Voltage Market		
Non-Technical Losses Cepisa in 2016	Non-Technical Losses *Benchmark* in 2016	Year regulatory level is reached
37.34%	5.05%	2025

Source: Ceres Inteligência Financeira, based on information provided by SAMP andVoto[130] by ANEEL

The projected actual Non-Technical Losses were defined as follows:

Table 146 – Projected Actual Losses 1 of 3

Actual Losses %	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Technical Losses (PT/EI)	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%
Non-Technical Losses (PNT/BT)	33.42%	29.91%	26.78%	23.97%	21.45%	19.20%	17.19%	15.38%	13.77%	12.33%	11.03%
Losses at Basic Grid(PB/EI)	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%

Source: Ceres Inteligência Financeira

Table 147 – Projected Actual Losses 2 of 3

Actual Losses %	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Technical Losses (PT/EI)	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%
Non-Technical Losses (PNT/BT)	9.88%	8.84%	7.91%	7.08%	6.34%	5.67%	5.08%	5.05%	5.05%	5.05%
Losses at Basic Grid(PB/EI)	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%

Source: Ceres Inteligência Financeira

[130] Vote of Proceeding 48500.004245/2016-77 of ANEEL

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Table 148 – Projected Actual Losses 3 of 3

Actual Losses %	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Technical Losses (PT/EI)	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%	12.17%
Non-Technical Losses (PNT/BT)	5.05%	5.05%	5.05%	5.05%	5.05%	5.05%	5.05%	5.05%	5.05%	5.05%
Losses at Basic Grid(PB/EI)	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%	2.64%

Source: Ceres Inteligência Financeira

Figure 13 – Evolution of Non-Technical Losses (%/ Low-Voltage Market)

40%
35%
30%
25%
20%
15%
10%
5%
0%
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
PNT Regulatória
PNT Real

[Keyword: Regulatory NTL; Actual NTL]

Source: Ceres Inteligência Financeira

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Variation of the Required Working Capital

Initial balances of the operating assets and liabilities accounts in Dec/16 were calculated in the financial statements and complemented by the Due Diligence of B service as seen in the report "Product 5: Accounting-Capital Due Diligence Report / Companhia Energética do Piauí". Accounts selected by the Accounting-Capital Due Diligence as components of the Company's Net Working Capital, considered as benchmark balances in this appraisal study, are included into the following table.

Table 149 – Initial Balances of the Working Capital

Net Working Capital (R$'000)	Dec/15	Dec/16
CP Clients	387,143	379,675
Taxes and social contribution - CP	16,469	17,440
Reimbursement right - CP	45,777	124,431
Stock	15,508	12,884
Financial assets	78,873	132,800
Other assets - CP	38,965	60,636
Suppliers - CP	(243,603)	(246,111)
Taxes and contributions	(270,527)	(215,861)
Labor obligations	(45,051)	(30,711)
Sector charges - CP	(7,599)	(10,315)
Financial liabilities	(47,194)	(88,192)
Otherliabilities- CP	(113,668)	(118,133)
Net reported working capital	**(144,907)**	**18,543**
1 Reimbursement right not received in previous periods	-	NQ
2 Overdue suppliers	67,990	118,213
3 Contract retentions - Suppliers	1,799	1,799
4 Litigation related to powertransfer	13,628	15,506
5 Reclassification related parties	(1,938)	(2,155)
6 Otherliabilities- CP	87,282	33,336
Reclassification between working capital and net indebtedness	**168,761**	**166,699**
Adjustments proposed by "due diligence"	**(107,010)**	**(140,077)**
1 Stock with low recoverability expectation	(4,868)	(3,980)
2 Overdue and installment clients	(77,815)	(91,981)
2 Other assets - CP	(24,327)	(44,116)
Net adjusted working capital	**(83,157)**	**45,166**

Source: Accounting-Capital Due Diligence Report (Product 5, pages 23 to 25)

For the projected Required Working Capital, proportions between balances of operating Assets and Liabilities and the utility's Gross income were calculated. Such proportions were converted into receipt due dates and payment due dates (considering position in Dec/16).

Ascertainment of the applicable receipt and payment due dates considered that some balances rated by the Due Diligence as belonging to the working capital (or even part of such balances) are amounts

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renegotiated, divided into installments, with financial assets and liabilities features, such as the case of part of the Reimbursement Rights and Reimbursement Liabilities balances.

Thus, calculation of the operating due dates for the projected required working capital did not consider the balances which, as assessed by Ceres Inteligência, have financial characteristic and nature, i.e., non-operating. Furthermore, recurrence of the accounts was also analyzed, such as the Long-Term Sectorial Charges, considered as a regular account, such that its periodical recomposition was considered in the working capital. The detailed re-rating between debt balances and working capital may be found in the attachments hereto.

The following table shows the balances considered when calculating the receipt and payment due dates for projected required working capital of the company. The receipt and payment due dates (in number of days) is in column "# of days ROB", calculated from division of the balances calculated by the company's gross income (net of construction revenue) multiplied by 365 (number of days in the year).

Table 150 – Parameters of projected NCG

Operating Assets	R$'000	# days ROB
Accounts Receivable (Customers)	287,694	54
Other short-term assets	42,864	8
Operating Liabilities	**R$'000**	**# days ROB**
Accounts Payable (Suppliers)	126,099	24
Other short-term liabilities	339,461	64

Source: Own draft from DFP Dec/16 and from Accounting-Capital Due Diligence Report (Product 5).

A comparison was conducted between due dates for receivables from customers and payables to suppliers of the utility and private companies present in the Northeastern region, under the following table. ForEletrobras Distribuição Piauí, the operational payables deadlinewas adjusted to the average market parameter as of the tariff review in 2023, theoperational receivables deadlinewas kept, considering that it is better than that seen on the market.

Table 151 – Benchmark operating due dates Northern Region

Northeast	Operating Assets	Operating Liabilities	ROB (Gross Operating Revenue)	# days ROB Assets	# days ROB Liabilities
EN PARAÍBA	238,975	133,590	2,271,188	38	21
CEMAR	748,011	305,167	3,582,510	76	31
CELPE	934,032	531,559	6,414,389	53	30
COSERN	345,981	194,324	2,564,330	49	28
Total	*2,266,999*	*1,164,640*	*14,832,417*	*56*	*29*

Source: Own draft from DFP Dec/16 of each company.

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Handling of Special Balances

Specific balances were selected from the titles of Assets and liabilities, both short- and long-term, to reflect the account settlement (between titles of Reimbursement Rights and Reimbursement Liabilities) for balance division into installments as contained in the Explanatory Notes for the financial statements dated Dec/16, for the case of the Debt Admission Instruments.

The adjustment for inflation or capitalization listed in the financial statements was considered and, when the applied adjustment was not identified, the standard adjustment by the SELIC fluctuation was chosen (since this is the most common procedure between such selected accounts. Division into installments was also obtained based on the financial statements and, when such information was not explicit, the due date equivalent to the proportions of both short- and long-term winning balances was calculated for the same title.

The balances, updating rates, due dates and number of installments adopted for the selected titles are as follows.

Table 152 – Balances with special treatment

Type	Account	Balance BRL/K	# install-ments	Due Date	Adjustment
Asset	Social low-income tariff	78,176	1	Dec/2017	SELIC
Asset	CDE subsidy tariff discounts	46,255	1	Dec/2017	SELIC

Source: Ceres Inteligência Financeira from the financial statements dated Dec/16

Such balances are fully or partially comprised in the Net Debt balance listed in the Accounting-Capital Due Diligence, thus, the balance of remaining debt components were also considered in the appraisal, as indicated in the Net Debt section.

In addition, settlements of the long-term balances were projected upon conclusion of the projection (Feb/2048). Only for the long-term customer balance such settlement was advanced for the initial stage of projection (Mar/2018), as considered by the Accounting-Capital Due Diligence that the balance is an outstanding negotiated receipt, the date was set since the due dates of such negotiations were unknown. The most significant balances are in the following table.

Table 153 – Settlement of Long-Term Balances

Long-Term Balances	R$'000	Settlement Date
Customers	313,947	Mar/18
Taxes and social contributions	4,264	Feb/48

Source: Ceres Inteligência Financeira from the financial statements dated Dec/16

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Installment A

Installment "A" involves costs related to the electric power generation and transmission activities, as well as the sectorial charges provided for in specific law. These are costs with sums and prices that, to certain extent, are beyond the utility's will or management. When calculating Installment A, SPARTA data of the tariff readjustment occurred on August 28, 2016 were considered.

The costs associated with Installment "A" of the revenue are comprised of:

- Electric power purchase due to the "Benchmark Market", including the amount of electric power from the own generation undertakings;
- Connection and use of the electric power transmission and distribution plants;
- Sectorial charges outlined in specific law, such as: Financial Set-off for Use of Water Resources - CFURH for electric power generation purposes, as applicable; Electric Power Service Surveillance Fee - TFSEE; Energetic Development Account - CDE; Program for Development of the Alternative Sources of Electric Power - PROINFA; System Service Charge - ESS; Spare Power Charge - EER; Contribution to the National Electric System Operator - ONS; Research & Development - R&D; Energetic Efficiency Program – PEE.

Amounts of Sectorial Charges and Costs of Transmission on the Prior Benchmark Date (DRA) and on the Date of the Readjustment being Processed (DRP) are contained in the following table:

Table 154 - Sectorial Charges

Sectorial charges	DRP	DRA
RGR	-	-
CCC	-	-
TFSEE	1,576,100	1,461,698
CDE	118,140,562	130,067,866
CFURH	-	-
ESS/EER	47,799,385	32,312,496
PROINFA	23,679,679	16,982,703
P&D	12,074,664	11,894,031
ONS	42,185	43,120

Source: ANEEL[131]

[131] Technical Record No. 307-16 REH 2135-2016 - CEPISA

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Table 155 - Transmission Costs

Transmission Costs	DRP	DRA
Basic Grid	33,145,355	31,631,492
Basic Grid Border	14,310,344	11,190,677
Basic Grid ONS (A2)	204,120	184,800
Basic Grid Export. (A2)	-	-
MUST Itaipu	-	-
Transporte de Itaipu	-	-
Connection	4,266,692	3,974,374
Use of the distribution system	253,387	264,685

Source: ANEEL[132]

The Prior Benchmark Date (DRA) is defined as the effective date of the latest ANEEL-homologated tariff process.

The Date of the Readjustment being Processed (DRP) is the effective date of the Annual Tariff Readjustment being analyzed for homologation by ANEEL.

The Annual Revenue (RA_0), as known as "Benchmark Revenue", is defined as the Annual Electric Power Provision, Supply, Consumption Revenue and Use of the Distribution Systems, calculated based on the economic tariffs homologated at DRA and the "Benchmark Market", therefore, excluding PIS/PASEP, COFINS, ICMS and the financial components external to the economic readjustment.

The Annual Revenue (RA_1) comprises the new utility's revenue on the DRP and corresponds to the sum of the new Installments "A" and "B". Therefore:

$$RA_1 = (VPA_1 + VPB_1)$$

Where:

VPA_1: Amount of Installment "A" on the Date of the Readjustment being Processed (DRP);
VPB_1: Amount of Installment "B" on the Date of the Readjustment being Processed (DRP).

Table 156 - Benchmark Revenue and Annual Revenue

Alagoas	R$ ('000)
RA0	1,245,294
RA1	1,410,609

Source: ANEEL[133]

[132] Technical Record No. 307-16 REH 2135-2016 - CEPISA
[133] Technical Record No. 307-16 REH 2135-2016 - CEPISA

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Amount of Installment "A" (VPA1), considering the effective conditions on the DRP and the Benchmark Market, is calculated by considering the Off-Balance Sheet Account of Variation of Amounts for Items of Installment A (CVA), which is adjusted by SELIC and includes the electric power related to the Isolated Systems: the average cost of power traded in the Regulated Contracting Territory (ACR), Transmission Costs and sectorial charges, with the amounts of the tables below.

Table 157 - CVA

Alagoas	CVA Being Processed (R$'000)	CVA Balance to be Offset (R$'000)
Power Purchase	(59,248)	(10,360)
Transmission Costs	13,495	(27)
Sectorial charges	13,570	6,240

Source: ANEEL[134]

Solvency Indicators

Draft of the new template for Agreement for Public Service Concession of Electric Power Distribution, issued on May 3, 2017 by Aneel and under the liability of the CEO, Romeu Donizete Rufino, sets forth, in its attachment II, the efficiency parameters in the economic and financial management, as follows:

Compliance with the Efficiency Criterion in relation to the Economic-Financial Management shall depend upon compliance with the following inequalities:

(I) LAJIDA ≥ 0 (until the end of 2020 and maintained in 2021, 2022 and 2023);

(II) [LAJIDA (-) QRR] ≥ 0 (until the end of 2021 and maintained in 2022 and 2023);

(III) {Net Debt / [LAJIDA (-) QRR]} ≤ 1 / (0,8 * SELIC) (until the end of 2022); and

(IV) {Net Debt / [LAJIDA (-) QRR]} ≤ 1 / (1,11 * SELIC) (until the end of 2023).

The first set of analyzed data corresponds to the amounts realized throughout 2019, since inequalities are verified as of the year following the agreement effective period. In such case, non-compliance with one of the conditions provided above, for two following years, as of 2019, shall lead to terminated concession, as exposed in clause eighteen of the agreement.

[134] Technical Record No. 307-16 REH 2135-2016 - CEPISA

Ceres Inteligência Financeira 183

For CEPISA, one may note non-compliance with the inequalities only in 2019, not representing a risk for the concession.

Table 158 – Solvency Indicator

		2019	2020	2021	2022	2023
(I)	Parameter	0	0	0	0	0
	Indicator	184,361	377,280	397,070	534,790	522,488
	Inspection	TRUE	TRUE	TRUE	TRUE	TRUE
(II)	Parameter	0	0	0	0	0
	Indicator	111,094	300,848	317,395	417,898	400,651
	Inspection	TRUE	TRUE	TRUE	TRUE	TRUE
(III)	Parameter	13,8	14,1	14,3	14,3	14,3
	Indicator	21.6	7.5	7.0	4.8	4.7
	Inspection	FALSE	TRUE	TRUE	TRUE	TRUE
(IV)	Parameter	10,1	10,2	10,4	10,4	10,4
	Indicator	21.6	7.5	7.0	4.8	4.7
	Inspection	FALSE	TRUE	TRUE	TRUE	TRUE

Source: Ceres Inteligência Financeira

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Result Analysis

From the projected results, it is possible to analyze the evolved Revenue, Default, Costs and Financial Indicators' behaviors for the appraised company.

The results and analyses are exposed below aimed at pointing how projections behave throughout the period and detailing non-linear results.

Analysis of Projected Revenue

The following table contains the 2017 revenue behavior until the end of concession. Fluctuations noted for the gross income in actual terms are related to the Tariff Reviews occurring from 5 to 5 years and to the changes to Installment A, since changes occur to the projected electric power consumption during the period.

Table 159 – Evolved Gross Income

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Gross Operating Income	2,363	2,859	3,074	3,247	3,556	4,172	4,860	5,609	6,321	6,465	6,481
Revenue Growth Rate		21.02%	7.51%	5.64%	1.67%	3.33%	2.69%	1.38%	2.75%	2.28%	0.24%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Figure 14 – Evolved Revenue and Growth Rate

7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
ROB (R$ MM)
25%
20%
15%
10%
5%
0%
-5%
Tx Crescimento (%)
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
Receita Operacional Bruta
Taxa de Cresc. Receita

[Keyword; Gross Operating Revenue; Revenue Growth Rate; Growth Rate (%)]
Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Analysis of Projected Default

Projected Default comprises the Actual Non-Recoverable Revenues and is relevant for the analysis since it affects directly the Gross Operating Income of the appraised company. By analyzing the behavior of such Indicator, the expected decrease to the default rate throughout the projected period is noted.

Table 160 – Default

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Default (R$ MM)	44	48	47	47	47	54	62	72	81	82	83
Default Rate	2.67%	2.57%	2.38%	2.24%	2.08%	1.99%	1.99%	1.98%	1.96%	1.96%	1.96%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Figure 15 – Evolved Default

90
80
70
60
50
40
30
20
10
0
5%
4%
3%
2%
1%
0%
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Inadimplência (R$ MM)
Taxa de Inadimplência

[Keyword: Default (R$ MM); Default Rate]

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Analysis of Projected Costs

In order to understand the projected costs, the choice was opening each cost, as may be noted in the following table:

Table 161 - Operating Costs and Expenses

Operational costs	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Power Purchase	1,091	1,111	1,167	1,130	1,231	1,338	1,558	1,797	2,092	2,054	2,157
Manageable Costs (PMSO & SG&A)	394	414	398	387	395	421	454	485	513	518	524
Sectorial charges (Costs)	25	90	126	135	150	167	190	214	231	236	240
Transmission Costs	18	64	91	97	107	120	135	152	164	168	171
Effect of Loss Difference (Reg-Real)	96	38	12	-12	9	-13	-28	-33	-36	-38	-38
Total	1,527	1,680	1,782	1,749	1,882	2,046	2,337	2,648	2,999	2,976	3,091

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

In 2018 and 2019, this account shows relevant growth and decreasing in 2020. From 2020, the total costs present a small variation in the other years.

Figure 16 – Evolved Operating Costs and Expenses

Custos Operacionais (R$ MM)
3.500
3.000
2.500
2.000
1.500
1.000
500
0
-500
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Compra de Energia
Custos Gerenciáveis (PMSO e SG&A)
Encargos Setoriais (Custos)
Custo de Transmissão
Efeito da Diferença de Perda (Reg-Real)

[Keyword: Operating Costs (R$ MM); Energy Purchase; Sectorial Charges (Costs); Loss Difference Effect (Real Reg); Manageable Costs (PMSO and SG&A); Transmission Cost]

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Table 162 – Costs versus EBITDA

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Manageable Costs (PMSO & SG&A)	- 394	- 414	- 398	- 387	- 395	- 421	- 454	- 485	- 513	- 518	- 524
EBITDA	8	152	173	341	385	655	830	1.017	1.147	1.266	1.155
Manageable Costs/ EBITDA	4676.1%	272.6%	230.6%	113.5%	102.4%	64.2%	54.6%	47.7%	44.7%	40.9%	45.3%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Analysis of manageable costs evidences, in actual terms, that there is no margin or scale earnings throughout years, reaching Cost/EBITDA percentages of 64% in 2030, which suggests expansion of the income difference. In 2040, these levels were reduced to 46%.

Figure 17 - Costs versus EBITDA

R$MM
Margem Bruta (%)
Custos Gerenciáveis (PMSO e SG&A)
EBITDA
Custos Gerenciáveis/ EBITDA

[Keyword: Manageable Costs (PMSO and SG&A); Gross Margin]

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Figure 18 – Evolved Costs with Power Purchase

Custo (R$ MM)
Compra de Energia

[Keyword: Cost; Energy Purchase]
Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Transmission Costs presented a great growth in 2018 and 2019, maintaining slight growth throughout the period, as may be noted in the following chart:

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Figure 19 – Evolved Transmission Costs

200
180
160
140
120
100
80
60
40
20
0
Custo (R$ MM)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Custo de Transmissão

[Keyword: Cost; Transmission Cost]
Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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PMSO Analyses

For expenses with PMSO (Personnel, Material, Services and Others), accounts of Personnel and Services are the most significant. Personnel consists in expenditures with employees' compensation, including salaries, payroll and further legal and/or contractual liabilities. The PMSO growth remains rising and with small variations in the growth percentage over the years in question.

Table 163 – PMSO Expenses (in R$ MM)

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Personnel	226	248	242	239	290	382	514	682	895	944	995
Material	7	7	8	8	10	13	17	23	30	32	34
Services	120	133	139	146	182	233	298	381	486	510	535
Others	30	32	34	36	56	77	106	143	190	200	212
Total	384	421	423	428	538	705	935	1,230	1,601	1,686	1,775

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

The Effective PMSO analysis indicates increased representativeness of the Personnel and Services accounts. It also shows, from 2030 to 2047, increased scale earning in the Personnel accounts, although there are proportional decreases in all accounts in view of the currently realized amounts, as compared to the company's operating income.

Figure 20 – Evolved PMSO

2.000
1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
PMSO (R$ MM)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Pessoal
Material
Serviços
Outros

[Keyword: Personnel; Material; Services; Other]
Source: Ceres Inteligência Financeira, based on Company's Financial Statements

From the assumptions made herein, the Regulatory PMSO is calculated in the Tariff Reviews according to PRORET instructions as a component of Installment B, representing the fair value considered

Ceres Inteligência Financeira 190

by ANEEL for the company to offset its expenses according to a series of efficiency analyses by considering its structure and market. Thus, comparison between Effective and Regulatory PMSO allows for checking that the PMSO either generates or destroys the amount for the utility.

Projections of CEPISA Regulatory PMSO, calculated from the assumptions considered herein, are higher than those of the Effective PMSO, as shown in the following chart. The difference between both items' VPL, in actual terms, discounted by the pattern WACC rate, considering, in a simplified manner, a tax shield of 34%, results in an amount of R$ 288,729 Thousand, i.e., for CEPISA the PMSO generates an amount for economic-financial appraisal. It's worth stressing that the Regulatory PMSO from Sep/2017 to Aug/2023 is equal to R$ 420,070,979.00 (to 2016 amounts, being adjusted by the IPCA from Sep/2017 to Sep/2016 and by IGP-M and X Factor after Sep/2017), as per paragraph 43 of NT 149/2017-SRM/SGT/SRD/SFF/ANEEL.

Figure 21 – Projected Effective and Regulatory PMSO

2.000.000
1.800.000
1.600.000
1.400.000
1.200.000
1.000.000
800.000
600.000
400.000
200.000
-
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
PMSO Efetivo
PMSO Regulatório

[Keyword; Effective PMSO; Regulatory PMSO]

Source: Ceres Inteligência Financeira

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Gross Margin and EBITDA Analysis

For the purpose of expanding the result analysis and crossing different data, the following table was created, showing the behavior of Gross Margin with the accounts impacting directly upon such Indicator, in the case, Net Operating Revenue, Total Operating Cost and Gross Profit.

Table 164 – Analysis of Net Revenue, Costs and Gross Margin

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Net Operating Revenue	1,631	1,870	1,967	2,078	2,277	2,688	3,140	3,632	4,110	4,204	4,208
Total Operating Cost	1,623	1,718	1,794	1,737	1,891	2,033	2,309	2,615	2,963	2,938	3,053
Gross Profit	402	566	571	728	780	1,076	1,284	1,502	1,661	1,785	1,679
Gross Margin	24.67%	30.25%	29.04%	35.02%	34.26%	40.02%	40.90%	41.34%	40.40%	42.45%	39.90%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

All Gross Margin results remained positive during the period, with expressive growth in 2020 until 2025 and milder amounts until the end of the concession.

Figure 22 – Evolved Operating Indicators: Gross Margin

4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
R$ MM
45%
40%
35%
30%
25%
20%
15%
Margem Bruta (%)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Receita Operacional Líquida
Custo Operacional Total
Lucro Bruto
Margem Bruta

[Keyword: Net Operating Revenue; Total Operating Cost; Gross Profit; Gross Margin]

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

The following table shows the behavior of the EBITDA Margin with the accounts with a direct impact upon such Indicator. Gross Profit (which is composed by Net Revenue, considering the costs) and Expenses.

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Table 165 – Evolved EBITDA, Gross Profit and Expenses

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
EBITDA	8	152	173	341	385	655	830	1.017	1.147	1.266	1.155
EBITDA Margin	0.52%	8.12%	8.78%	16.40%	16.93%	24.37%	26.45%	28.00%	27.91%	30.12%	27.46%
Gross Profit	402	566	571	728	780	1.076	1.284	1.502	1.661	1.785	1.679
Expenses	384	421	423	428	538	705	935	1.230	1.601	1.686	1.775

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

By the graph, it can be perceived that the EBITDA Margin had significant growth between 2019 and 2020. As of 2030, this indicator became more stable until the end of the concession, showing that the cost and expense growth followed the increase of the company´s revenues.

Figure 23 – Evolved Operating Income: EBITDA Margin

2.000
1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
R$ MM
35%
30%
25%
20%
15%
10%
5%
0%
Margem EBITDA (%)
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
EBITDA
Lucro Bruto
Despesas
Margem EBITDA

[Keyword: Gross Profit; Expenses; EBITDA Margin]

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Analyses of Financial Indicators

The following table provides company's summary financial indicators. From the table, it is possible to note that 2018 had the worst results for Net Margin, Gross Margin and EBITDA, associated with increased costs and expenses not followed by revenue growth. In respect of the Return on Invested Capital Indicator, it is positive in every year. In relation to Return on Assets, in turn, which shows how capable the company's profit is to finance its assets, is negative for the years 2017, 2018 and 2026, due to the negative net profit for the period, and positive for remaining years.

Table 166 – Summary Financial Indicators 2017 to 2026 (1 of 3)

Financial Indicators	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Gross Margin	24.67%	30.25%	29.04%	35.02%	34.38%	36.86%	35.56%	33.25%	34.26%	35.83%
EBITDA Margin	0.52%	8.12%	8.78%	16.40%	16.21%	19.81%	18.39%	15.70%	16.93%	18.75%
Net Margin	-11.98%	-6.83%	-1.22%	8.13%	9.57%	14.51%	11.37%	9.92%	6.94%	0.96%
Return on Invested Capital (ROIC)	-3.74%	0.23%	0.77%	6.13%	5.44%	7.62%	6.35%	4.44%	5.10%	5.86%
Return on Assets (ROA)	-7.43%	-5.36%	-0.92%	6.00%	6.48%	9.35%	7.02%	5.76%	3.99%	0.55%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Table 167 – Summary Financial Indicators 2027 to 2036 (2 of 3)

Financial Indicators	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Gross Margin	36.94%	38.16%	40.16%	40.02%	39.84%	39.74%	40.25%	41.17%	40.90%	40.56%
EBITDA Margin	19.93%	21.50%	24.27%	24.37%	24.36%	24.43%	25.23%	26.55%	26.45%	26.26%
Net Margin	15.97%	30.22%	14.23%	15.53%	6.60%	21.91%	33.50%	17.90%	17.62%	5.26%
Return on Invested Capital (ROIC)	5.41%	6.40%	9.07%	11.24%	11.09%	10.79%	10.76%	12.45%	13.25%	12.96%
Return on Assets (ROA)	8.22%	15.13%	7.73%	8.82%	3.84%	12.45%	18.07%	10.17%	10.31%	3.14%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Table 168 – Summary Financial Indicators 2037 to 2047 (3 of 3)

Financial Indicators	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Gross Margin	40.23%	39.79%	41.64%	41.34%	41.90%	40.83%	41.19%	42.52%	40.40%	42.45%	39.90%
EBITDA Margin	26.08%	26.02%	28.30%	28.00%	28.46%	27.34%	28.09%	29.83%	27.91%	30.12%	27.46%
Net Margin	20.58%	31.59%	16.67%	16.57%	5.45%	21.17%	33.64%	17.97%	17.08%	14.51%	19.48%
Return on Invested Capital (ROIC)	10.84%	10.16%	12.31%	12.70%	12.83%	10.51%	10.42%	12.36%	12.34%	14.15%	12.25%
Return on Assets (ROA)	11.09%	15.83%	8.87%	9.05%	3.05%	10.68%	15.96%	9.09%	9.00%	8.01%	10.42%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Final Projections and Appraisal Results

Projected DRE

Table 169 – Projected DRE Eletrobras Distribuição Piauí

Income Statement (R$ '000)	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Gross Operating Income	**2,305,018**	**2,908,562**	**3,264,857**	**3,596,965**	**4,847,560**	**6,997,825**	**10,028,528**	**14,236,537**	**19,740,946**	**21,037,665**	**21,987,943**
Operating Revenue	2,291,702	2,911,512	3,290,450	3,609,214	4,869,748	7,004,926	10,019,361	14,217,920	19,535,644	20,841,515	21,944,954
Revenue from Financial Components	2,115	(15,049)	(38,587)	(26,188)	(41,872)	(34,980)	(29,836)	(34,965)	132,944	119,461	(38,239)
Other Revenues	11,201	12,098	12,994	13,940	19,683	27,878	39,002	53,582	72,358	76,688	81,228
(-) Deductions	(714,073)	(1,006,660)	(1,175,869)	(1,295,467)	(1,743,331)	(2,489,702)	(3,550,408)	(5,018,155)	(6,903,734)	(7,356,538)	(7,709,367)
(-) ICMS	(412,887)	(521,363)	(585,335)	(644,945)	(869,018)	(1,254,590)	(1,798,115)	(2,552,932)	(3,540,346)	(3,772,976)	(3,943,209)
(-) PIS/COFINS	(213,214)	(269,042)	(301,999)	(332,719)	(448,399)	(647,299)	(927,639)	(1,316,880)	(1,826,037)	(1,945,984)	(2,033,885)
(-) Actual Non-Recoverable Revenues	(42,520)	(48,838)	(49,796)	(51,538)	(64,602)	(89,889)	(128,623)	(182,097)	(251,711)	(268,015)	(279,949)
(-) Sectorial charges (Deductions)	(45,451)	(167,416)	(238,739)	(266,265)	(361,312)	(497,924)	(696,031)	(966,246)	(1,285,639)	(1,369,563)	(1,452,324)
Net Operating Revenue	**1,590,946**	**1,901,902**	**2,088,988**	**2,301,498**	**3,104,229**	**4,508,123**	**6,478,120**	**9,218,383**	**12,837,212**	**13,681,127**	**14,278,576**
(-) Operating costs and expenses	(1,581,976)	(1,747,362)	(1,904,627)	(1,924,218)	(2,578,333)	(3,409,014)	(4,763,617)	(6,636,472)	(9,250,268)	(9,560,326)	(10,354,287)
(-) Manageable Costs (PMSO & SG&A)	(383,687)	(420,644)	(422,728)	(428,344)	(537,685)	(705,164)	(935,435)	(1,229,732)	(1,601,430)	(1,686,387)	(1,775,237)
(-) Power Purchase	(1,063,438)	(1,130,240)	(1,239,124)	(1,251,848)	(1,678,482)	(2,244,396)	(3,214,989)	(4,560,093)	(6,530,423)	(6,684,690)	(7,315,684)
(-) Effect of Loss Difference (Reg - Efetiva)	(93,019)	(38,958)	(12,228)	13,649	(12,178)	21,734	57,858	82,504	113,611	122,545	128,670
(-) Transmission Costs	(17,393)	(65,670)	(96,398)	(107,720)	(146,097)	(200,395)	(279,206)	(386,373)	(511,875)	(545,092)	(578,493)
(-) Sectorial charges (Costs)	(24,439)	(91,850)	(134,148)	(149,954)	(203,892)	(280,792)	(391,844)	(542,778)	(720,151)	(766,702)	(813,543)
EBITDA	**8,969**	**154,540**	**184,361**	**377,280**	**525,896**	**1,099,109**	**1,714,503**	**2,581,911**	**3,586,944**	**4,120,801**	**3,924,289**
(-) Depreciation & Amortization	(115,242)	(148,405)	(161,134)	(175,375)	(229,160)	(189,798)	(285,374)	(466,238)	(629,803)	(652,833)	(696,486)
(-) IFRS Depreciation	(81,328)	(105,822)	(118,201)	(131,937)	(183,412)	(141,488)	(257,164)	(449,160)	(612,248)	(634,841)	(677,626)
(-) Depreciation	(33,914)	(42,583)	(42,933)	(43,438)	(45,749)	(48,310)	(28,210)	(17,078)	(17,556)	(17,992)	(18,861)
EBIT	**(106,272)**	**6,134**	**23,227**	**201,905**	**296,736**	**909,311**	**1,429,129**	**2,115,673**	**2,957,141**	**3,467,968**	**3,227,802**
(-) Financial Expenses	(160,647)	(145,921)	(120,840)	(95,344)	(90,315)	(159,241)	(222,184)	(262,291)	(202,125)	(151,809)	(67,250)
(+) Financial Revenues	(1,081)	(19,315)	77,940	162,637	108,668	169,601	351,963	407,118	502,696	(269,431)	930,928
(+) Cash Financial Revenue	5,419	6,832	61	0	73,986	80,285	1,330	1,948	2,313	2,471	1,925
(+) Adjustment for Inflation of Financial Assets	(6,500)	(26,147)	77,879	162,637	34,682	89,315	350,634	405,170	500,384	(271,902)	929,003
EBT	**(268,001)**	**(159,102)**	**(19,674)**	**269,198**	**315,089**	**919,671**	**1,558,909**	**2,260,500**	**3,257,712**	**3,046,728**	**4,091,480**
(-) Income Taxes	77,801	29,661	(4,974)	(82,077)	(99,010)	(218,736)	(417,289)	(732,105)	(1,062,587)	(1,060,359)	(1,307,493)
(-) CSLL	20,164	6,121	3,837	(10,964)	(23,913)	(51,990)	(87,255)	(166,980)	(248,160)	(298,677)	(284,623)
(-) IRPJ	56,012	17,003	10,658	(30,454)	(66,426)	(144,417)	(242,375)	(463,832)	(689,332)	(829,657)	(790,619)
(-) Taxes deferred from Financial Assets	1,625	6,537	(19,470)	(40,659)	(8,671)	(22,329)	(87,658)	(101,293)	(125,096)	67,976	(232,251)
Net Profit	**(190,200)**	**(129,441)**	**(24,648)**	**187,121**	**216,079**	**700,935**	**1,141,620**	**1,528,395**	**2,195,124**	**1,986,369**	**2,783,987**

Source: Ceres Inteligência Financeira

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Indirect Cash Flow

Table 170 – Projected Indirect Cash Flow Eletrobras Distribuição Piauí

Indirect Cash Flow (R$ '000)	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Cash Flow of Operations	**262.410**	**391.187**	**211.145**	**363.181**	**566.317**	**1.098.353**	**1.518.764**	**2.021.044**	**2.809.172**	**3.034.985**	**3.020.149**
(+) Net Profit	(190.200)	(129.441)	(24.648)	187.121	216.079	700.935	1.141.620	1.528.395	2.195.124	1.986.369	2.783.987
(+) Reverse Entry: Depreciation & Amortization	115.242	148.405	161.134	175.375	229.160	189.798	285.374	466.238	629.803	652.833	696.486
(+) Reverse Entry: Financial Expenses	160.647	145.921	120.840	95.344	90.315	159.241	222.184	262.291	202.125	151.809	67.250
(+) Reverse Entry: IFRS Financial Revenue	6.500	26.147	(77.879)	(162.637)	(34.682)	(89.315)	(350.634)	(405.170)	(500.384)	271.902	(929.003)
(+) Reverse Entry: IFRS Deferred Taxes	(1.625)	(6.537)	19.470	40.659	8.671	22.329	87.658	101.293	125.096	(67.976)	232.251
(Δ) Deferred Taxes	(78.018)	(25.447)	(20.203)	17.750	27.936	72.476	73.412	-	-	-	-
(Δ) Assets e Liabilities + Indemnity	249.864	232.138	32.430	9.568	28.838	42.889	59.150	67.997	157.407	40.048	169.177
Cash Flow of Investments	**(214.760)**	**(281.188)**	**(342.132)**	**(358.067)**	**(276.946)**	**(244.960)**	**(301.342)**	**(370.701)**	**(456.023)**	**(1.283.669)**	**(1.394.929)**
(-) CapEx from Maintenance	(83.773)	(2.778)	(2.497)	(7.201)	(2.693)	(3.313)	(4.076)	(5.014)	(6.168)	(6.429)	(6.701)
(-) CapEx from Maintenance Property, Plant & Equipment	(83.773)	(2.778)	(2.497)	(7.201)	(2.693)	(3.313)	(4.076)	(5.014)	(6.168)	(6.429)	(6.701)
(-) CapEx from Installation	(130.987)	(278.409)	(339.635)	(350.866)	(274.253)	(241.647)	(297.266)	(365.687)	(449.856)	(1.277.240)	(1.388.228)
(-) Financial CapEx from Installation	(122.513)	(272.596)	(332.544)	(343.540)	(268.527)	(236.602)	(291.059)	(358.051)	(440.463)	(1.250.571)	(1.359.242)
(-) CapEx from Installation Property, Plant & Equipment	(8.474)	(5.813)	(7.092)	(7.326)	(5.726)	(5.046)	(6.207)	(7.636)	(9.393)	(26.669)	(28.987)
Cash Flow of Financing Operations	**63.387**	**(225.828)**	**130.987**	**(5.114)**	**(13.363)**	**(786.329)**	**(1.216.239)**	**(1.648.983)**	**(2.350.000)**	**(1.750.516)**	**(1.638.653)**
(-) Dividends Paid	-	-	-	-	-	(650.441)	(955.356)	(1.202.953)	(1.574.281)	(1.194.869)	(633.553)
(+) Capital Contributions | (Reduction)	86.940	142.698	504.741	337.433	-	-	-	-	42.158	57.419	348.025
(+) Funds Received for Investments	83.773	2.778	2.497	7.201	2.693	3.313	4.076	5.014	6.168	6.429	6.701
(+) Loans Received	386.190	196.510	163.025	168.416	131.641	115.991	142.688	175.530	215.931	613.075	-
(-) Loans Repaid	(360.489)	(439.627)	(422.732)	(426.313)	(57.410)	(95.951)	(185.463)	(364.282)	(837.851)	(1.080.761)	(1.292.575)
(-) Interest Paid from Loans	(133.027)	(128.187)	(116.544)	(91.850)	(90.287)	(159.241)	(222.184)	(262.291)	(202.125)	(151.809)	(67.250)
(Δ) Reserve Account	-	-	-	-	-	-	-	-	-	-	-
Total Cash Fluctuation	**111.036**	**(115.828)**	**-**	**(0)**	**276.008**	**67.063**	**1.183**	**1.360**	**3.148**	**801**	**(13.434)**
Final Balance	**115.828**	**0**	**(0)**	**0**	**1.067.388**	**1.030.506**	**18.428**	**26.056**	**37.067**	**37.867**	**24.434**

Source: Ceres Inteligência Financeira

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FCFF

Table 171 – Projected Cash Flow to Firm Eletrobras Distribuição Piauí

Free Cash Flow to Firm (R$ '000)	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
(+) EBITDA	8,969	154,540	184,361	377,280	525,896	1,099,109	1,714,503	2,581,911	3,586,944	4,120,801	3,924,289
(-) Income Taxes (Except Fin. Rec.)	(3,276)	(19,441)	(22,834)	(64,110)	(86,679)	(207,009)	(478,133)	(719,329)	(1,005,428)	(1,179,109)	(1,097,453)
(+) Δ Assets & Liabilities + Indemnity	249,864	232,138	32,430	9,568	28,838	42,889	59,150	67,997	157,407	40,048	169,177
(-) CAPEX	(130,987)	(278,409)	(339,635)	(350,866)	(274,253)	(241,647)	(297,266)	(365,687)	(449,856)	(1,277,240)	(1,388,228)
Cash Flow to Firm (Nominal)	**124,570**	**88,827**	**(145,678)**	**(28,127)**	**193,802**	**693,342**	**998,255**	**1,564,892**	**2,289,067**	**1,704,499**	**1,607,785**
Cash Flow to Firm (Actual)	**130,917**	**89,380**	**(138,587)**	**(25,860)**	**141,206**	**412,391**	**482,571**	**615,131**	**730,818**	**522,474**	**471,373**

Source: Ceres Inteligência Financeira

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Results

When considering all assumptions described in the previous sections and the general assumptions of the appraisal, it is possible to calculate the Cash Flow of the shareholder and the firm's valuations. The equity capital and the weighted average cost is 7.57% per year and its calculation log may be analyzed in the specific section "Regulatory WACC and Discount Rate Calculation".

Table 172 - Results from Appraisal Eletrobras Distribuição Piauí

Pattern Results	Valuation
Methodologies	**R$'000**
Free Cash Flow to Firm (FCFF)	221,178

Source: Ceres Inteligência Financeira

The following table contains the key appraised components segregated, focused on the Cash Flow to Firm. Items "Cash (DD)", "Debt (DD)" and "Contingencies (DD)" comprise the recommendations of the Due Diligence conducted and refer to the balances dated Dec/16. The *Enterprise Value* was calculated considering the flow from March 2018 to February 2048 and refers to the base date of February 2018.

Table 173 – Valuation Components

	Pattern Results
Methodologies	**Free Cash Flow to Firm (FCFF) R$'000**
Enterprise Value	2,605,962
Cash (DD)	4,792
Gross Debt (DD)	(2,244,464)
Contingencies (DD)	(145,112)
Valuation	**221,178**

Source: Ceres Inteligência Financeira

We highlight that the EV values have their base date in March 01, 2018. In turn, the amounts verified in the Due Diligence for Cash, Gross Debt and Contingencies were reported for December 2016. In summary, either such balances are required to be projected for the appraisal date or exclusive date should be used to appraise all such structures, having to be adjusted by some adjustment Indicator until the effective date of settling the disposal. In this case, IPCA was adopted for application of the adjustment accruing over the *Enterprise Value*.

The following table contains the results of the Enterprise Value respectively adjusted as per the IPCA indexer, for the base date of December 31, 2016. Such adjusted result is, therefore, on the same base date of the Net Debt balance and the contingencies indicated by the Accounting-Capital Due Diligence.

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Table 174 – Adjusted Enterprise Value

		Free Cash Flow to Firm (FCFF)	
Base date *Enterprise Value*		Feb/2018	Dec/2016
Adjustment on *Enterprise Value*		-	IPCA
***Enterprise Value* (R$)**	**A**	**2,605,962,312.59**	**2,476,185,262.79**
Cash (R$)	B	4,791,748.50	4,791,748.50
Gross Debt (R$)	C	(2,244,464,437.23)	(2,244,464,437.23)
Net Debt (R$)	**B+C**	**(2,239,672,688.73)**	**(2,239,672,688.73)**
Tax, labor and social security contingencies (R$)	D	(53,301,000.00)	(53,301,000.00)
Legal Contingencies (R$)	E	(50,980,862.47)	(50,980,862.47)
Environmental Adjustments (R$)	F	(40,829,816.00)	(40,829,816.00)
***Valuation* (R$)**	**A+B+C+D+E+F+**	**221,177,945.39**	**91,400,895.59**

Source: Ceres Inteligência Financeira

Projected Cash and gross indebtedness balances for the company in Feb/18 are shown in the following table. Such balances may be comprised in the valuation analysis considering the base date of March 01, 2018. It should be stressed that the contingencies balance is not contained in such items.

Table 175 – Projected Cash and Gross Debt Balance

Projection	Benchmark Date	R$'000
Cash	Feb/18	75,848
RGR Balance	Feb/18	(360,968)
Remaining Debt	Feb/18	(1,945,252)

Source: Ceres Inteligência Financeira

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Sensitivity Analysis

Table 176 - WACC and BRRL Sensitivity – Enterprise Value

Enterprise Value (R$'000)		BRRL Multiplier					
		1.0	1.5	2.0	2.5	3.0	3.5
WACC (actual a.a.)	6.00%	3,345,725	4,027,486	4,665,051	5,272,031	5,852,519	6,418,186
	6.50%	3,035,177	3,681,762	4,287,294	4,864,460	5,417,120	5,955,989
	7.00%	2,759,146	3,373,577	3,949,795	4,499,643	5,026,764	5,541,016
	7.50%	2,513,406	3,098,380	3,647,710	4,172,468	4,676,102	5,167,689
	7.57%	**2,476,185**	3,056,619	3,601,803	4,122,690	4,622,696	5,110,781
	8.00%	2,294,284	2,852,208	3,376,820	3,878,486	4,360,468	4,831,144
	8.50%	2,098,581	2,631,613	3,133,450	3,613,813	4,075,794	4,527,134

Source: Ceres Inteligência Financeira

Table 177 - WACC and BRRL Sensitivity – Valuation

Valuation (R$'000)		BRRL Multiplier					
		1.0	1.5	2.0	2.5	3.0	3.5
WACC (actual a.a.)	6.00%	960,941	1,642,702	2,280,268	2,887,248	3,467,736	4,033,403
	6.50%	650,393	1,296,978	1,902,511	2,479,677	3,032,336	3,571,205
	7.00%	374,362	988,794	1,565,012	2,114,859	2,641,981	3,156,232
	7.50%	128,623	713,596	1,262,926	1,787,685	2,291,318	2,782,905
	7.57%	**91,402**	671,836	1,217,020	1,737,907	2,237,912	2,725,997
	8.00%	(90,500)	467,425	992,036	1,493,702	1,975,684	2,446,360
	8.50%	(286,202)	246,829	748,666	1,229,029	1,691,010	2,142,351

Source: Ceres Inteligência Financeira

The BRRL sensitivity analysis indicates, if the secured base unification process is successful, that 50% increase to the base for Piauí would increase the Enterprise Value at approximately R$ 580 million.

In relation to the discount rate, in turn, when considering the WACC rate from 6% to 8.5% per year, the Enterprise Values results respectively vary from R$ 3.346 billion to R$ 2.099 billion.

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Appraisal by Multiples

The companies were appraised by multiples by calculating some multiples for different groups of comparable companies. Amounts of the appraised companies used when calculating the multiples were maintained for the different groups of comparable companies and are represented in the following table:

Table 178 – Data from Eletrobras Distribuição Piauí for appraisal by multiples (R$'000)

	UC	Fin Asset + intangible	EBITDA 2020	EBITDA 2023	Revenue 2016	Revenue 2020	Revenue 2023	BRR 2016	VPB 2016	VPB 2019
Piauí	1,227,333	1,008,212	274,283	307,351	1,350,046	1,710,277	1,698,713	964,663	455,662	566,517

Source: Financial statements, SAMP, SPARTA and Ceres Inteligência Financeira

Figures of consuming units were obtained from the financial statements and the report of the System for Market Information Monitoring for Economic Regulation (SAMP) of ANEEL[135]. The 2020 EBITDA, 2023 EBITDA, Net Operating Revenue (ROL) for 2020 and 2023 were obtained in projections conducted by Ceres. The 2016 Net Operating Revenue was obtained from the financial statements of each company.

The considered Total Net Compensation Basis is the same as that of chapter "BRR Flow" for the utility at 4CRTP, which considers the company's Full Appraisal Report[136]. Finally, Amuont of Installment B was obtained at the SPARTA spreadsheets of the tariff review of each of the companies[137] and the Annual Tariff Readjustment of each company[138] and Amount of Installment B for 2019 was calculated by Ceres, multiplying required power and Installment B.

Projected amounts for EBITDA 2020 and 2023, Net Operating Revenue 2020 and 2023, and VPB 2019 were carried at their present value in December 2016. The discount rate used was the average WACC, used in the projection pattern, with the value of 7.57%.

Most of these companies used for comparison were privatized over 15 years ago, such companies are consolidated as private companies. Thus, the EV itself is not directly comparable, since upon acquisition of such value it could suffer some discount. Such discount would be justifiable by the investment,

[135] SAMP Report (ANEEL Website). Accessed on: May 05, 2017.
[136] Levin – Full Evaluation Report "Cepisa Eletrobras Distribuição Piauí project no. 3082-18367", reference February 28, 2017
[137] CELPA: Open Court ANEEL 038/2012
CELPE: Open Court ANEEL 008/2013
CEMAR: Open Court ANEEL 054/2013
COSERN: Open Court ANEEL 009/2013
[138] Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

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improvements and optimizations already conducted throughout such years in the companies privatized in the 1990's or even the reported private companies, which implies current consolidated values with such valuations previously incorporated. The appraised company is going through less advanced performance stage in most of its managerial Indicators, which could encourage these possible discounts.

Companies Privatized from 1997 to 2000

The first group of comparable companies are four of the electric power distribution companies which were privatized between 1997 and 2000: CEMAR, CELPE, CELPA and COSERN. The calculated multiples were:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{EBITDA}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$
- $\frac{Enterprise\ Value}{Total\ Net\ Compensation\ Basis}$
- $\frac{Enterprise\ Value}{Amount\ of\ Installment\ B}$

The Enterprise Value was obtained through the CVM website. Amounts for EBITDA and Net Operating Revenue were obtained from the financial statements of each company. Numbers of Consuming Units were obtained from the financial statements and the report from the System for Market Information Monitoring for Economic Regulation (SAMP) of ANEEL[139]. In turn, amounts for Net Compensation Basis and Amount of Installment B were obtained in the SPARTA spreadsheets of the tariff review of each of the companies[140] and from the Annual Tariff Readjustment of each company[141].

Multiples for each year from 2010 to 2016 were calculated. All cash values were brought to the base date of December 2016 from the Broad National Consumer Price Index (IPCA).

---

[139] SAMP Report (ANEEL Website). Accessed on: May 05, 2017.
[140] CELG: Open Court ANEEL 062/2013.
[141] Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

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With the amounts of multiples for each year, the simple arithmetic average for each company was calculated. From average values, the average between companies was calculated to obtain the amount of each multiple.

CERES
INTELIGÊNCIA FINANCEIRA

Table 179 - Multiples Companies Privatized from 1997 to 2000

Multiples	CEMAR	CELPE	CELPA	COSERN	Avera-ge
EV/UC	1.94	1.38	2.27	2.00	1.90
EV/EBITDA	6.09	7.61	7.83	6.28	6.96
EV/Revenue	1.45	0.99	1.56	1.43	1.36
EV/BRR	1.69	-	2.37	-	2.03
EV/VPB	4.36	2.60	3.89	4.95	3.95

Source: Ceres Inteligência Financeira

By obtaining the averages of each multiple and multiplying them by the respective assumption of appraised company, we get to the estimated value, like the following example:

$$\left(\frac{Enterprise\ Value}{EBITDA}\right) x EBITDA_{Piauí} = Enterprise\ Value_{Piauí}$$

Thus, the following values as to Enterprise Value were found for each of the Indicators used, by multiplying the previous table's multiples with the information of the appraised one:

Table 180 - Enterprise Value from the Multiples of Companies Privatized from 1997 to 2000 (R$'000)

EV	Piauí
EV/UC	2,329,275
EV/EBITDA 2020	1,959,901
EV/EBITDA 2023	2,180,649
EV/Revenue 2016	1,830,764
EV/Revenue 2020	2,331,025
EV/Revenue 2023	2,313,205
EV/BRR	1,955,569
EV/VPB 2016	1,799,365
EV/VPB 2019	2,282,146

Source: Ceres Inteligência Financeira

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Publicly Held Companies

The second group of comparable companies is four of the publicly held companies from the electric power industry. The companies Ampla, Celesc, Eletropaulo and Equatorial were selected, due to their high concentration level on the electric power distribution market and their liquidity in the stock exchange. The following multiplex were calculated:

- $\frac{\textit{Enterprise Value}}{\textit{Consuming Units}}$
- $\frac{\textit{Enterprise Value}}{\textit{EBITDA}}$
- $\frac{\textit{Enterprise Value}}{\textit{Net Operating Revenue}}$
- $\frac{\textit{Enterprise Value}}{\textit{Total Net Compensation Basis}}$
- $\frac{\textit{Enterprise Value}}{\textit{Amount of Installment B}}$

The Enterprise Value was obtained through CVM website for companies Eletropaulo and Equatorial. For Celesc and Ampla, in turn, the EV was calculated by the market value of preferred and common shares on the last day of the year added to the debt amount (loans, financing and debentures) found in the Balance Sheet of the financial statements of each year. Amounts for EBITDA, and Net Operating Revenue and Consuming Units were obtained from the financial statements of each company. The amounts for Net Compensation Basis and Amount of Installment B, in turn, were obtained from the SPARTA spreadsheets of the tariff review of each of the companies[142] and from the Annual Tariff Readjustment of each company[143].

For Celesc, since the company is comprised of Celesc Geração e Transmissão and Celesc Distribuição, the proportion $\frac{\textit{Shareholders' Equity Celesc Distribuição}}{\textit{Total Shareholders' Equity Celesc}}$ was used to find the Enterprise Value share which would apply only to Celesc Distribuição, applying such proportion to the EV.

---

[142] Ampla: Open Court ANEEL 131/2013
Celesc: Open Court ANEEL 032/2012
Eletropaulo: Open Court ANEEL 025/2012
[143] Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

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The multiples for each ranging from 2013 to 2016 were calculated. All cash values were carried to the base date of December 2016 from the Broad National Consumer Price Index (IPCA).

With the amounts of multiples for each year, the simple arithmetic average for each company was calculated. From average values the weighted average between the companies was calculated, with the weighting being always conducted by the average of Enterprise Values of each of the comparable utilities.

Table 181 - Multiples Publicly Held Companies

Multiples	Ampla	Celesc	Eletropaulo	Equatorial	Average	Weighted Average
EV/UC	2.50	0.46	0.66	2.25	1.47	1.92
EV/EBITDA	11.85	3.07	5.99	9.06	7.49	9.01
EV/Revenue	1.46	0.19	0.37	1.38	0.85	1.14
EV/BRR	1.57	0.52	0.72		0.94	1.18
EV/VPB	4.94	0.86	1.55		2.45	3.38

Source: Ceres Inteligência Financeira

As shown previously, the amounts of multiples above were used, multiplying them by the multiples of the appraised companies to obtain the *Enterprise Value*.

Table 182 - *Enterprise Value* from the Multiples of Publicly Held Companies (R$'000)

EV	Piauí
EV/UC	2,358,387
EV/EBITDA 2020	2,540,273
EV/EBITDA 2023	2,826,389
EV/Revenue 2016	1,543,147
EV/Revenue 2020	1,964,816
EV/Revenue 2023	1,949,796
EV/BRR	1,136,978
EV/VPB 2016	1,540,287
EV/VPB 2019	1,953,557

Source: Ceres Inteligência Financeira

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Similar Transactions

Another applicable multiple method is that of similar market transactions. Based on sums transacted in disposal of business from the same gender, comparable EV values are obtained for the analyzed companies.

CELG Distribuição

The auction of CELG Distribuição occurred in November 2016. The following Indicators were calculated for the transaction:

- $\frac{\text{Enterprise Value}}{\text{Consuming Units}}$
- $\frac{\text{Enterprise Value}}{\text{Net Operating Revenue}}$
- $\frac{\text{Enterprise Value}}{\text{Total Net Compensation Basis}}$
- $\frac{\text{Enterprise Value}}{\text{Amount of Installment B}}$

CELG D is a privately-held company comprising Companhia ENEL Brasil S.A. and, thus, Enterprise Value calculations only for CELG Distribuição are not available. The 2016 Enterprise Value for CELG D was considered as the sum of the company's privatization value, conducted in November 2016, and the debt transferred to its purchaser. EBITDA and Net Operating Revenue values were obtained from the financial statements of CELG Distribuição. Number of Consuming Units was obtained in the report of the System for Market Information Monitoring for Economic Regulation (SAMP) of ANEEL[144]. The Net Compensation Basis and Amount of Installment B values were obtained from the SPARTA spreadsheet of the tariff review[145] and the Annual Tariff Readjustment of each company[146]. With such data the following multiples were calculated:

[144] SAMP Report (ANEEL Website). Accessed on: May 05, 2017.
[145] CELGD: Open Court ANEEL 062/2013.
[146] Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

Ceres Inteligência Financeira 207

Table 183 - Multiples CELGD

Multiples	CELG
EV/UC	1.71
EV/Revenue	1.17
EV/BRR	2.54
EV/VPB	3.90

Source: Ceres Inteligência Financeira

According to the previous example, the multiples above were used, multiplying them by the multiples of the appraised company to obtain the Enterprise Value (EV).

Table 184 - Enterprise Value from Multiples of CELG D (R$'000)

EV	Piauí
EV/UC	2,101,439
EV/Revenue 2016	1,583,141
EV/Revenue 2020	2,015,738
EV/Revenue 2023	2,000,329
EV/BRR	2,445,578
EV/VPB 2016	1,775,855
EV/VPB 2019	2,252,329

Source: Ceres Inteligência Financeira

The Enterprise Values calculated from CELG D are not necessarily direct comparison in terms of values since they have different specificities or favorable points to the appraised company. However, due to the recent privatization they were individually considered in this analysis.

Ceres Inteligência Financeira 208

Transfers of Domestic Shares

The third group for calculating multiples are some companies which were acquired or had any share percentage sold after 2000. For this group, two transactions of Light, Ampla, CPFL Piratininga, Cosern and Coelba were used. Amount of the transactions was used to calculate the Enterprise Value of such companies.

In 2001, CPFL Piratininga was acquired by CPFL Energia for US$917 million. In March 2006 RME acquired from EDFI 79.57% share in the capital stock of Light S.A, for the amount of US$320 million. Afterwards, in 2009, CEMIG acquired 12.50% of Light for R$719 million. In addition, in February 2015 Neoenergia acquired Iberdrola's 7%-share at Cosern and 8.5% at Coelba, respectively for €32 million and €160 million.

These were the transactions used as basis for calculation of the multiples. US-Dollar and Euro values were transformed into Brazilian Real by the foreign exchange estimate of the transaction day. All values were inflated by the IPCA until December 2016.

The following multiples were calculated:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{Financial\ Assets + Intangible\ Assets + PP\&E}$
- $\frac{Enterprise\ Value}{EBITDA}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$

Except for the Enterprise Value, which was calculated from the amounts of the transactions, amounts for financial assets, EBITDA, Net Operating Revenue and Consuming Units were obtained from the financial statements of the transaction years. The financial assets also included amounts for intangible assets and property, plant and equipment. Cash values were inflated by the IPCA until December 2016.

Aimed at calculating the EV for Light SESA, the proportional Shareholders' Equity of Light Sesa was calculated in relation to the Shareholders' Equity of Light, just as previously conducted for Celesc Distribuição, since the electric power distribution activities are focused on Light SESA. Remaining values used were obtained from the financial statements of Light SESA.

Ceres Inteligência Financeira 209

With each year's amounts of multiples, the simple arithmetic average for each company was calculated. From average values, the average between companies was calculated for each multiple. Amounts found are reported below:

Table 185 - Multiples from Share Transfer

Multiples	Light 2006	Light 2009	Ampla 2011	CPFL Piratininga 2001	Cosern 2015	Coelba 2015	Average
EV/UC	1.80	2.99	2.49	6.03	2.14	2.03	2.91
EV/Financial+ intangible Assets	1.13	1.82	1.30		2.00	1.64	1.58
EV/EBITDA	6.62	1.37	5.41	13.00	7.33	8.74	7.08
EV/Revenue	0.71	6.87	1.25	4.07	2.13	1.51	2.75

Source: Ceres Inteligência Financeira

According to the previous example, the multiples above were used, multiplying them by the multiples of the appraised companies to obtain the Enterprise Value.

Table 186 - Enterprise Value of Multiples from Share Transfer (R$'000)

EV	Piauí
EV/UC	3,576,855
EV/ Financial+intangible Assets	1,593,179
EV/EBITDA 2020	1,994,557
EV/EBITDA 2023	2,219,208
EV/Revenue 2016	3,719,071
EV/Revenue 2020	4,735,317
EV/Revenue 2023	4,699,117

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 210

Privatizations from 1997 to 2000

Another group of similar transactions analyzed was that of companies CEMAR, CELPE, CELPA, COSERN, Energisa Paraíba and Energisa Sergipe, by the time of both privatizations, which occurred from 1997 to 2000.

Table 187 - Date of Privatization of Comparable Companies

Company	Privatization Date
En. Sergipe	12/03/1997
COSERN	12/12/1997
CELPA	07/09/1998
CELPE	02/17/2000
CEMAR	06/15/2000
En. Paraíba	11/30/2000

Source: ABRADEE[147]

Based on the transacted values of the privatization of such companies, EV values are obtained which can be comparable to the analyzed companies. Amounts of revenue and debt transferred in such transactions were obtained in US-Dollars on BNDES website. The following multiples were calculated:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{PP\&E}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$
- $\frac{Enterprise\ Value}{Operating\ Profit}$

Information related to Consuming Units, Property, Plant and Equipment, Net Operating Revenue and Operating Profit was obtained by means of the financial statements and according to public information and news[148]. Cash values were inflated by CPI[149] until December 2016 and converted into Brazilian Reais by the foreign exchange estimate in December 30, 2016[150].

[147] Data from electric power industry privatizations available at ABRADEE website
[148] Information obtained through the research project website between the Planning and Budget Department of Eletrobras Financial Board and the Computer Center of the Institute of Economics of UFRJ.

Ceres Inteligência Financeira 211

CERES
INTELIGÊNCIA FINANCEIRA

Table 188 - Multiples Privatizations from 1997 to 2000

	CEMAR	En. Paraíba	En. Sergipe	CELPE	CELPA	COSERN	AVERAGE
Date	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	
EV/UC	2.40	2.92	9.00	3.92	5.34		4.72
EV/PP&E	1.74	4.94		3.54	1.50	4.53	3.25
EV/Revenue	2.88	3.70		3.08	2.74	5.05	3.49
EV/Operating Profit	(5.57)	(6.42)	(212.93)	(25.84)	315.48	(12.98)	8.62

Source: Ceres Inteligência Financeira

Amounts of multiples calculated with the data for the year when such companies were privatized are way beyond the multiples calculated by other groups of companies provided previously. Some regulation and other issues will probably take to incompatible multiples and, thus, such multiples shall not be used to calculate the Enterprise Value of the appraised companies.

[149]CPI is the US-Consumer Price Index.
[150] Foreign exchange obtained through the website of the Brazilian Central Bank

Ceres Inteligência Financeira 212

Foreign Transactions

When calculating multiples based on sales of foreign companies' shares, three ENEL transactions and one sale of Energias de Portugal (EDP) were used. ENEL had 10.35% of its shares sold in 2003, 18.87% sold in 2004 and 9.63% sold in 2005, for the amounts of €3,156 million, €7,519 million and €4,056 million, respectively. EDP, in turn, had 21.35% sold in 2011 for €2,690 million.

Amounts of the transactions were transformed into Brazilian Reais by the foreign exchange on the date of the transaction. With such values, the companies' Enterprise Value in each year was calculated. Thus, the following multiples were calculated:

- $\frac{\text{Enterprise Value}}{\text{Consuming Units}}$
- $\frac{\text{Enterprise Value}}{\text{Gross Operating Revenue}}$
- $\frac{\text{Enterprise Value}}{\text{EBITDA}}$

Amounts of Consuming Units, Gross Operating Income and EBITDA were obtained from the financial statements, only for the electric power distribution activity.

Such amounts are not directly comparable to amounts obtained from transactions or privatizations in Brazil. The reason for it is that these companies are inserted into different realities in the country risk, foreign exchange risk, inflation perceptions and, therefore, their data require treatment for the Enterprise Value found to be near that which could be found in Brazil.

As proxy to calculate the EV, the ratio between the actual risk-free rate for the companies and the actual risk-free rate of Brazil in the transaction year was calculated. Thus, all risks (foreign exchange risk, country risk, etc.) are construed to be embedded into the basic rate of the countries.

Since the companies work with electric power distribution in more than one country (ENEL operates in Italy, Spain and Romania and EDP operates in Portugal, Spain and Brazil), the actual rate of each country was weighted by the respective gross income of electric power distribution, so as to obtain the actual weighted rate for the company in the year of each transaction.

Such ration between the rates, named "Rate Adjustment" in the following table, was multiplied by the amount of EV in each multiple, so as to find how much such amounts should represent in Brazil.

Ceres Inteligência Financeira 213

Table 189 - Multiples Foreign Transactions

Rate Adjustment	11.64%	24.80%	12.01%	110.54%	
Multiples	**ENEL 2003**	**ENEL 2004**	**ENEL 2005**	**EDP 2011**	**Average**
EV/UC				2.68	2.68
EV/EBITDA	1.40	2.56	1.18	16.73	5.47
EV/Gross income	0.20	0.43	0.19	2.67	0.88

Source: Ceres Inteligência Financeira

He average value found for the multiples was multiplied with the Piauí data to find the Enterprise Value and compare it to the EV of Ceres appraisal. Such value carries an average variation of 20%.

Table 190 - Enterprise Value Foreign Transactions

EV Abroad	Piauí
EV/UC	3,290,822
EV/EBITDA 2020	1,540,878
EV/EBITDA 2023	1,714,431
EV/Gross income 2016	1,181,318
EV/Gross income 2020	2,350,752
EV/Gross income 2023	2,332,606
Mean EV	2,068,468
EV Ceres Appraisal	2,476,185
Average Variation	20%

Source: Ceres Inteligência Financeira

It should be stressed that, in average, the amounts of the multiples found are compatible to the reality, but separately the adjustment rates were very different. Such rates could be construed as the amount of a company in Brazil which could be equal to 11.64% to 110.54% of the amount of a similar company in Europe.

Ceres Inteligência Financeira 214

Median of Multiples

For this analysis, all groups of multiples provided above were used, except for the transactions of other countries and amounts of privatizations from 1997 to 2000 which, as previously explained, would not be used for any Enterprise Value calculation since they are very different. Aimed at not considering the strength of too extreme numbers, the median of the multiples was calculated.

In the groups of companies privatized from 1997 to 2000, CELG D and publicly held companies, the multiple EV/(Financial+Intangible Assets) was not used. In the group of share transfer companies, the EV/BRR and EV/VPB multiples were not used. Furthermore, for CELG D the multiple EV/EBITDA was also not used since the 2016 amount is negative.

Table 191 – Median of Multiples (1 of 2)

Multiples	CEMAR	CELPE	CELPA	COSERN	CELG	Ampla	Celesc	Eletropaulo
EV/UC	1.94	1.38	2.27	2.00	1.71	2.50	0.46	0.66
EV/EBITDA	6.09	7.61	7.83	6.28	244.61	11.85	3.07	5.99
EV/Revenue	1.45	0.99	1.56	1.43	1.17	1.46	0.19	0.37
EV/BRR	1.69	-	2.37	-	2.54	1.57	0.52	0.72
EV/VPB	4.36	2.60	3.89	4.95	3.90	4.94	0.86	1.55
EV/ Financial+Intangible Assets								

Source: Ceres Inteligência Financeira

Table 192 - Median of Multiples (2 of 2)

Multiples	Equatorial	Light 2006	Light 2009	Ampla 2011	CPFL Piratininga 2001	Cosern 2015	Coelba 2015	Median
EV/UC	2.25	1.80	2.99	2.49	6.03	2.14	2.03	2.03
EV/ EBITDA	9.06	6.62	1.37	5.41	13.00	7.33	8.74	7.33
EV/ Revenue	1.38	0.71	6.87	1.25	4.07	2.13	1.51	1.43
EV/BRR								1.15
EV/VPB								3.89
EV/ Financial+Intangible Assets		1.13	1.82	1.30		2.00	1.64	1.64

Source: Ceres Inteligência Financeira

For the provided multiples, amounts of Enterprise Value were also calculated in the same method as before; this time, from the median of multiples. EV amounts are not directly comparable, since the companies are going through quite different stages. If previously public companies, privatizations were already consolidated (except for CELG D) and these companies are currently private companies. Para que os valores sejam comparáveis é factível que seja considerado um deságio ou a compreensão do deságio implícito na transação, diante do valor indicado pelo fluxo de caixa da firma.

Ceres Inteligência Financeira 215

The following table shows the resulting calculation of the variation between the Enterprise Value found in the Economic-Financial Appraisal and Enterprise Value of the appraisal by multiples, which is 21%.

Table 193 - Enterprise Value from the Median of Multiples (R$'000)

Median EV	Piauí	Variation
EV/UC	2,494,375	-1%
EV/EBITDA 2020	2,065,091	20%
EV/EBITDA 2023	2,297,686	8%
EV/Revenue 2016	1,930,676	28%
EV/Revenue 2020	2,458,238	1%
EV/Revenue 2023	2,439,446	2%
EV/BRR	1,107,956	123%
EV/VPB 2016	1,773,143	40%
EV/VPB 2019	2,248,890	10%
EV/Financial+Intangible Assets	1,653,150	50%
Mean EV	2,046,865	21%
EV Ceres Appraisal	2,476,185	

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 216

Final Considerations

The fair value of the business for the Enterprise Value indicates R$ 2,476,185,262.79 to Eletrobras Distribuição Piauí and granting of new Concession Agreement. However, the debts, liabilities with suppliers and contingencies cause the company’s Valuation to be negative at R$ 91,400,895.59.

Such affirmation suggests that the sale of the company and the granting of the new concession would be possible only at reduced amounts, which could be mitigated if more adequate conditions were structured for this investor, for example, transfer of existing liabilitiesto the current shareholder.

The impacts of the Losses and more strongly, the Irrecoverable Revenues forEletrobras Piauí generate current amounts, which reduce the business value. However, the possibility to reduce the effective Operational Costs shows to be an opportunity for gains for the new concession holder. Thus, in case there is broad condition to reduce the cost of these companies, the business governance and management will evolve, whether in productivity, quality, continuity, or other indicators, considering the forecasted trajectory, these movements will be sufficient to neutralize the total liabilities existing at Eletrobras Piauí.

Analysis by multiples showed that the appraised company has an indicated amount greater than that suggested by the multiples of the compared private companies. In spite of the regional specificities, the increased indebtedness level, the companies’ status and specific risk premiums, regulatory adjustments and proposals added value to the company. In addition, taxes to be recovered of about R$ 709,368,770.00, arising out of aggregate losses throughout the years, are being considered.

CERES INTELIGÊNCIA FINANCEIRA

Attachments

Market Discount Rates

Table 194 – Market Discount Rates

	Cost of Rated Tax-Free Shareholders' Equity (Ke)	Cost of Actual Tax-Free Shareholders' Equity (Ke)	Weighted Average Capital Cost (Wacc)
2017	16.40%	11.73%	8.09%
2018	15.03%	10.16%	7.20%
2019	14.97%	10.18%	7.30%
2020	15.18%	10.42%	7.39%
2021	15.32%	10.65%	7.51%
2022	15.42%	10.75%	7.56%
2023	15.46%	10.78%	7.57%
2024	15.48%	10.80%	7.59%
2025	15.52%	10.84%	7.60%
2026	15.51%	10.84%	7.60%
2027	15.53%	10.85%	7.61%
2028	15.52%	10.84%	7.61%
2029	15.51%	10.83%	7.60%
2030	15.47%	10.79%	7.58%
2031	15.47%	10.79%	7.58%
2032	15.47%	10.79%	7.58%
2033	15.47%	10.79%	7.58%
2034	15.47%	10.79%	7.58%
2035	15.47%	10.79%	7.58%
2036	15.47%	10.79%	7.58%
2037	15.47%	10.79%	7.58%
2038	15.47%	10.79%	7.58%
2039	15.47%	10.79%	7.58%
2040	15.47%	10.79%	7.58%
2041	15.47%	10.79%	7.58%
2042	15.47%	10.79%	7.58%
2043	15.47%	10.79%	7.58%
2044	15.46%	10.79%	7.58%
2045	15.46%	10.79%	7.58%
2046	15.46%	10.79%	7.58%
2047	15.46%	10.79%	7.58%
2048	15.46%	10.79%	7.58%

Source: Ceres Inteligência Financeira.

Ceres Inteligência Financeira 218

Detailed Machinery and Equipment - VMU/ VNR 2022

Table 195 – VMU/VNR Ratio 2022 - Machinery and Equipment

R$ million	VMU 2016	VNR 2016	VMU/VNR 2016	Additions VMU	Additions VNR	VMU 2022	VNR 2022	VMU/VNR 2022
PARALLEL CAPACITOR BANK	7.2	16.9	42.9%	7.3	17.3	14.5	34.2	42.5%
BUSBAR	1.4	2.2	60.4%	2.1	2.9	3.5	5.2	67.3%
SWITCH	13.3	24.3	54.7%	12.1	29.4	25.5	53.7	47.4%
CONDUIT AND CABLE RACEWAY	0.1	0.3	37.8%	0.1	0.3	0.2	0.5	41.0%
MAINS	299.3	510.6	58.6%	417.8	646.2	717.1	1.156.8	62.0%
CIRCUIT BREAKER	7.4	7.7	96.0%	11.8	14.2	19.2	21.9	87.7%
GENERAL EQUIPMENT	4.9	9.3	52.3%	4.6	10.9	9.5	20.2	46.8%
GENERAL IT EQUIPMENT	1.0	5.4	18.1%	0.3	3.5	1.2	9.0	13.8%
STRUCTURE (POLE, TOWER	378.2	775.5	48.8%	500.0	864.8	878.2	1.640.3	53.5%
EQUIPMENT AND BUSBAR SUPPORTING STRUCTURE	51.5	266.7	19.3%	41.5	177.3	93.0	443.9	20.9%
GAUGE	64.1	141.3	45.3%	38.6	150.1	102.7	291.5	35.2%
BOARD, CONTROL BOARD AND CABINET	12.1	17.1	71.0%	17.7	24.8	29.8	41.9	71.1%
LIGHTNING ROD	5.8	7.4	78.8%	8.3	11.7	14.1	19.1	74.1%
VOLTAGE ADJUSTER	6.1	7.8	78.8%	9.2	12.3	15.4	20.1	76.6%
RECLOSER	17.1	24.7	69.1%	23.9	35.3	41.0	60.0	68.3%
WATER SUPPLY SYSTEM	0.0	0.0	67.7%	0.0	0.0	0.0	0.0	67.3%
POWER SUPPLY SYSTEM	2.9	11.5	25.5%	2.0	8.7	4.9	20.2	24.2%
GROUNDING SYSTEM	4.3	6.9	62.2%	6.4	9.1	10.7	16.0	66.7%
INSULATING OIL COLLECTION SYSTEM	0.0	0.0	60.7%	0.0	0.0	0.0	0.1	62.0%
SEWER, FILLING AND DRAINAGE SYSTEM	0.1	0.2	66.5%	0.2	0.2	0.3	0.4	66.4%
LIGHTING AND POWER SYSTEM	0.3	0.4	83.8%	0.5	0.7	0.8	1.1	77.7%

Ceres Inteligência Financeira 219

SUPPLY TRANSFORMER	181.1	215.9	83.9%	264.1	356.6	445.2	572.4	77.8%
POWER TRANSFORMER	46.7	82.3	56.8%	69.4	101.8	116.2	184.1	63.1%
METERING TRANSFORMER	8.4	14.2	59.6%	12.1	18.2	20.6	32.3	63.6%
ANCILLARY SERVICE TRANSFORMER	0.1	0.3	38.1%	0.1	0.3	0.2	0.6	43.8%
URBANIZATION AND IMPROVEMENTS	0.2	0.5	45.3%	0.3	0.5	0.5	1.0	51.2%

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 220

PMSO Background

The tables below contain the grouping conducted of the ledger accounts related to each utility’s PMSO. Firstly, similar accounts were grouped, in terms of type of expenditure. After such exercise, groups were inserted into the PMSO accounts. Names and codes of the ledger accounts are described according to those from the accounting statements provided by the utility. Amounts are adjusted by the Base Date of December/2016.

CERES INTELIGÊNCIA FINANCEIRA

Table 196 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016

CEPISA	2012	2013	2014	2015	2016
Total PMSO	437,716	464,469	334,893	401,272	378,157
Personnel	225,165	321,176	200,993	200,906	227,163
Medical Dental Lab. and Hospital Ass.	**3,126**	**3,404**	**2,897**	**3,164**	**4,679**
EMPLOYER CONTRIBUTION–MEDICAL ASSISTANCE	3,126	3,404	2,897	3,164	4,679
Exceptional People Allowance	**20,065**	**19,145**	**16,840**	**17,622**	**23,125**
0153 –MEAL ALLOWANCE	20,065	19,145	16,840	17,622	23,125
Child Care Allowance	**270**	**197**	**203**	**202**	**237**
0156 –REHABILITATION ALLOWANCE	270	197	203	202	237
N. Higher Educ. Allowance	**1,638**	**1,540**	**1,603**	**1,603**	**1,863**
0155 –EDUCATION ALLOWANCE	1,638	1,540	1,603	1,603	1,863
School Allowance	**654**	**660**	**727**	**880**	**996**
0154 –CHILD CARE ALLOWANCE	654	660	727	880	996
Private Social Security Expenses	**3,178**	**3,537**	**2,978**	**3,000**	**2,633**
EMPLOYER CONTRIBUTION–PRIVATE SOCIAL SECURITY	3,178	3,537	2,978	3,000	2,633
Position Bonus	**6,738**	**6,689**	**5,464**	**5,258**	**4,818**
PERSONNEL–POSITION BONUS	6,738	6,689	5,464	5,258	4,818
Labor Indemnities	**23,106**	**24,659**	**21,564**	**21,601**	**22,756**
OTHER SOCIAL BENEFITS	23,106	24,659	21,564	21,601	22,756
Inss	**53,019**	**53,934**	**46,719**	**46,460**	**52,094**
PERSONNEL: INSS, FGTS AND SOCIAL CHARGES	53,019	53,934	46,719	46,460	52,094
Profit Share	**13,632**	**15,117**	**13,303**	**9,875**	**1,704**
0186 –PROFIT SHARE	13,632	15,117	13,303	9,875	1,704
PDV	**0**	**94,766**	**2,253**	**0**	**0**
INCENTIVE DISMISSAL PROGRAM	0	94,766	2,253	0	0
Personnel – Extras Time	**6,002**	**6,099**	**8,003**	**8,150**	**9,066**
PERSONNEL– EXTRA TIME	6,002	6,099	8,003	8,150	9,066
Personnel-Adm/Hon-Ins/Ad./Peric/T/	**16,016**	**16,852**	**12,806**	**14,151**	**16,449**
PERSONNEL: NIGHT PAY, INSALUBRITY, ON-DUTY....	16,016	16,852	12,806	14,151	16,449
Remuneration	**897**	**754**	**820**	**836**	**832**
DIRECTORS AND BOARD MEMBERS	196	157	157	157	135
PAYMENT DIRECTORS AND BOARD MEMBERS	701	597	663	679	698
Salary	**106,799**	**105,267**	**78,994**	**80,400**	**94,772**
PERSONNEL SALARIES	106,799	105,267	78,994	80,400	94,772
Transfer	**-30,138**	**-31,614**	**-14,322**	**-12,507**	**-9,193**
TRANSFER OA 1	-15,146	-15,552	-6,497	-5,691	-4,313
TRANSFER OA 2	-7,571	-8,019	-3,867	-3,306	-2,408
TRANSFER OA 3	-879	-879	-663	-596	-421
TRANSFER OA 4	-957	-983	-456	-382	-227
TRANSFER OA 5	-2,285	-2,530	-1,065	-1,011	-756
TRANSFER OA 6	-3,299	-3,653	-1,774	-1,521	-1,067
Transport Voucher	**163**	**170**	**140**	**213**	**332**
0158 – TRANSPORT VOUCHER	163	170	140	213	332

Source: Own draft, based on utility's accounting statements

Ceres Inteligência Financeira 222

Table 197 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016

CEPISA	2012	2013	2014	2015	2016
Material	**12,898**	**6,567**	**5,495**	**6,660**	**7,932**
FUEL AND LUBRICANTS	**2,437**	**1,732**	**1,781**	**1,684**	**2,776**
1104 - FUEL AND LUBRICANTS	2,437	1,732	1,781	1,684	2,776
EXPENSE SHARE RELATED PARTIES	**0**	**0**	**0**	**0**	**1**
1141 - EXPENSE SHARE	0	0	0	0	1
CANTEEN, KITCHEN AND HYGIENE	**155**	**108**	**99**	**98**	**86**
1111 –CANTEEN AND KITCHEN	155	108	99	98	86
OVERHEADS AND SUPPORT	**2,333**	**927**	**240**	**928**	**2,230**
1109 - OVERHEADSAND SUPPORT	761	461	232	260	535
1113 –LABOR SAFETY, HYGIENE, MEDICINE	1,572	466	8	668	1,695
1117 - OCCUPATIONAL MEDICINE(MEDICAL-DENTAL SERVICE)	0	0	0	0	0
CLEANING AND PRESERVATION OF FIXED ASSETS AND FACILITIES	**152**	**79**	**115**	**97**	**111**
1110 - CLEANING AND PRESERVATION OF FIXED ASSETS	152	79	115	97	111
MAINTENANCE OFTL	**214**	**119**	**124**	**97**	**31**
1102 - MAINTENANCEOF TL	214	119	124	97	31
MAINTENANCE OFDG	**3,249**	**3,377**	**2,587**	**2,975**	**1,758**
1101 - MAINTENANCEOF DG	3,249	3,377	2,587	2,975	1,758
MAINTENANCEOF SS	**204**	**211**	**197**	**202**	**133**
1103 - MAINTENANCEOF SS	204	211	197	202	133
MAINTENANCE AND CONSUMPTION OF DATA PROC.	**20**	**12**	**13**	**24**	**23**
1107 - MAINTENANCEAND CONSUMPTION OF DATA PROC.	20	12	13	24	23
MAINTENANCE AND CONSUMPTION OF TELECOMMUNICATION	**12**	**5**	**15**	**54**	**46**
1108 - MAINTENANCEAND CONSUMPTION OF TELECOM	12	5	15	54	46
MAINTENANCE AND RECOVERY OF EQUIPMENT	**76**	**14**	**11**	**30**	**6**
1114 - RECOVERY OFDG/MEASURING EQUIPMENT	76	14	11	30	6
MAINTENANCE AND REPAIR OF VEHICLES	**345**	**197**	**274**	**289**	**183**
1115 - MAINTENANCEOF VEHICLES	345	197	274	289	183
MAINTENANCE, MANUF. OR ACQUIS. OF TOOLS AND EQUIP. SER	**322**	**17**	**3**	**240**	**521**
1105 - TOOLS AND EQUIP.SERV.(WORK)	322	17	3	240	521
MAINTENANCE, MANUF. OR ACQUIS. OF FURNITURE AND UTENSILS	**31**	**29**	**7**	**30**	**23**
1106 –MAINTENANCE GEN.EQUIP. (OFFICE)	31	29	7	30	23
MATERIAL - REMAINING COST SHARE	**10**	**7**	**8**	**1**	**8**
1119 –WORKSHOP CONSUMABLE MATERIAL	10	7	8	1	8
OTHERS	0	0	0	0	0
MATERIAL -TRANSFER TO OA´S	**3,340**	**-267**	**21**	**-89**	**-5**
1195 – TRANSFER TO OA	3,340	-267	21	-89	-5

Source: Own draft, based on utility's accounting statements

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Table 198 – Grouped Services (PMSO) and Realized Accounts 2012-2016 1 of 2

CEPISA	2012	2013	2014	2015	2016
Services	**151,924**	**123,672**	**114,572**	**117,692**	**116,160**
Water/ Sewage/ Electric Power	**556**	**473**	**153**	**880**	**895**
2122 - WATER AND SEWAGE	556	473	153	880	895
Support and Infrastructure	**11,580**	**13,393**	**10,882**	**12,373**	**15,772**
2105 –HIRED LABOR FORCE–OFFICE PERSONNEL	5,945	6,680	6,403	6,020	7,011
2106 - HIRED LABOR FORCE- CONTINUOUS AN CONSTRUCTION WORKERS	1,851	2,673	1,674	2,270	2,895
2107 - HIRED LABOR FORCE- GUARDS	2,630	2,960	2,142	2,495	4,536
2108 - PRESERVATION OF ASSETS	869	604	618	1,356	1,024
2109 - MAINTENANCEOF VEHICLES	76	288	-66	128	98
2110 - MAINTENANCERECOVERY OF INFORMATICS EQUIP.	26	33	24	17	146
2111 - MAINTENANCERECOVERY OF GENERAL EQUIP. (OFFICE)	60	24	28	35	17
2123 - FREIGHT	122	132	59	53	45
Operations related to Consumers	**40,623**	**46,676**	**39,816**	**37,794**	**49,617**
2113 - COLLECTION AGENT	10,572	9,817	9,569	9,866	13,552
2133 - INTERRUPTION AND RE-SWITCH OF CONSUMERS	7,152	4,438	3,058	-3	391
2135 – FRAUD FIGHTING (DEVIATION)	6,446	7,279	1,655	512	10,291
2136 –READING AND DELIVERY OF BILLS	14,427	18,254	21,869	23,994	22,392
2137 - CONSUMER REGISTRATION AND REGISTRATION RENEWAL	0	0	0	0	337
2157 - REGISTRATION AND REGISTRATION RENEWAL- DG	857	5,372	1,734	1,585	1,312
2158 - ADMINISTRATIVE/JUDICIAL CHARGE	-404	189	0	0	0
2163 - DEFAULT FIGHTING	1,573	1,327	1,931	1,840	1,342
Communications (Telephone, Internet, IT, Post)	**10,292**	**9,766**	**10,718**	**8,288**	**6,855**
2117 - COMMUNICATION / POST SERVICE	557	511	423	430	530
2118 - TELEPHONE/ FAX / INTERNET/TV LUME	9,725	9,200	10,273	7,829	6,284
2119 - TELECOMMUNICATIONS(RADIO COMMUNICATION)	10	54	22	30	41
Consulting and Audits	**4,399**	**4,069**	**4,287**	**5,043**	**4,128**
2128 - CONSULTING	830	634	394	1,258	731
2129 - EXTERNAL AUDIT	204	73	139	2	45
2131 - LAWYERS´ FEES	3,365	3,059	3,754	3,784	3,352
2182 –EXPERT REPORT CONTRACTING	0	302	0	0	0
Travel and Training Expenses	**2,547**	**1,594**	**1,595**	**1,385**	**1,757**
2114 - TICKETS- TRAINING	391	159	96	67	65
2115 - TICKETS- OCCUPATIONAL MEDICINE	22	19	17	15	20
2116 - TICKETS- OTHERS	908	428	408	420	623
2124 - TRAINING(INFORMATION TECHNOLOGY)	8	0	0	0	0
2139 - ACCOMMODATION MEALS AND OTHERS	695	532	522	487	466
2140 - ACCOMMODATION - TRAINING	288	169	121	173	426
2141 - ACCOMMODATION - OCCUPATIONAL MEDICINE	112	56	55	39	62
2146 - TRAINING- OTHERS	124	231	378	185	95

Source: Own draft, based on utility's accounting statements

Ceres Inteligência Financeira 224

Table 199 – Grouped Services (PMSO) and Realized Accounts 2012-2016 2 of 2

CEPISA	2012	2013	2014	2015	2016
Maintenance of the Distribution Grid (DG))	**55,159**	**34,668**	**37,596**	**42,737**	**26,337**
2101 - MAINTENANCE OF DG	47,514	29,135	34,236	38,281	22,470
2102 - MAINTENANCE OF TL	2,076	1,859	1,258	2,307	2,326
2103 - MAINTENANCE OF SS	52	53	31	99	483
2104 - RANGE CLEANING	5,497	3,621	2,028	2,050	1,057
2165 - RECOVERY OFSS/DG EQUIPMENTAND METERS	19	0	44	0	0
Others	**2,172**	**2,749**	**3,616**	**3,882**	**3,327**
2138 –BANK FEES	601	785	717	1,000	645
2161 –FUNERAL SERVICES	19	76	58	31	6
2164 - LEGAL AND JUDICIAL EXPENSES	1,552	1,887	2,841	2,851	2,671
2184 - EXPENSE SHARE	0	0	0	0	6
Advertisement and Disclosure	**2,301**	**813**	**1,074**	**840**	**1,805**
2120 –LEGAL ADVERTISEMENT	707	520	580	580	726
2147 –SPONSORSHIP	0	0	0	0	0
2148 – INSTITUTIONAL PUBLICITY	816	205	341	243	537
2149 – PUBLIC UTILITY PUBLICITY	778	87	153	17	541
Administrative Support and IT Services	**3,921**	**4,214**	**4,726**	**4,330**	**4,986**
2112 - MAINTENANCEDEVELOPMENT AND PROGRAM SOFT-WARE	2,939	3,415	3,867	3,647	4,305
2121 – REPROGRAPHY ANDGRAPHIC SERVICES	972	792	852	677	674
2162 - NEWSPAPER, MAGAZINE AND BOOK SUBSCRIPTION	9	6	7	6	7
Transfers	**18,371**	**5,257**	**109**	**139**	**683**
2195 – TRANSFER TO OA	18,371	5,257	109	139	683

Source: Own draft, based on utility's accounting statements

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INTELIGÊNCIA FINANCEIRA

Table 200 – Grouped Other Accounts (PMSO) and Realized Accounts 2012-2016

CEPISA	2012	2013	2014	2015	2016
Others	**47,729**	**13,053**	**13,834**	**76,014**	**26,902**
Rental/ Leasing/ Monthly Fees and the Like	**9,363**	**5,982**	**6,225**	**4,946**	**8,232**
9101 –PROPERTY RENTAL LEGAL ENTITY	267	398	272	171	282
9102 - PROPERTY RENTAL INDIVIDUAL	1,321	811	695	521	1,047
9103 –RENTAL OF MACHINE AND EQUIPMENT	715	194	153	33	33
9104 –VEHICLE RENTAL	6,630	3,942	4,561	3,695	6,599
9195 – TRANSFER TO OA	0	0	0	0	-238
9405 - CCEE –MONTHLY FEES	430	637	544	526	509
Own Power Consumption	**2,641**	**1,612**	**1,537**	**1,596**	**1,579**
9903 - OWN POWER CONSUMPTION	2,641	1,612	1,537	1,596	1,579
Judicial Expenses/ Indemnities / Procedural Costs	**6,335**	**437**	**316**	**62,939**	**665**
9902 - INDEMNITY FOR DAMAGES	6,335	437	316	285	546
9962 - INDEMNITY DUE TO THIRD PARTIES - MORAL DAMAGES	0	0	0	62,655	120
Donations/ Contributions / Subsidies	**445**	**482**	**268**	**359**	**272**
9401 –DONATIONS CONTRIBUTIONS AND SUBSIDIES	445	482	268	359	272
Trainees/ Underaged Learners /Granted Employees	**350**	**368**	**235**	**189**	**271**
9960 - TRAINEES	350	368	235	189	271
Infringements/ ANEEL Penalties	**5**	**5**	**11**	**22**	**11,222**
9966 - OPERATIONAL INFRINGEMENTS	5	5	11	22	27
9982 - ANEEL INFRINGEMENT NOTICE 1026/2015	0	0	0	0	143
9983 - ANEEL INFRINGEMENT NOTICE 0050/2016	0	0	0	0	11,019
9985 - ANEEL INFRINGEMENT NOTICE 0074/2016	0	0	0	0	33
Others	**1**	**3**	**0**	**1,296**	**37**
9070 – DIFFERENCE LOW INCOME DMR	0	0	0	1,296	0
9921 –DOUBLE PAYMENT	1	0	0	0	0
9922 –HIGHER PAYMENT	0	3	0	0	0
9984 –DISTRIBUTED GENERATION	0	0	0	0	37
Provisions/ Reversals/ Renewals / Administrative Expenses/ Propaganda	**25,907**	**1,843**	**2,071**	**2,015**	**1,711**
186 –PROFIT SHARE PROVISION	23,481	0	0	0	0
9909 – ADMINISTRATIVE EXPENSES - FACEPI	2,426	1,843	2,071	2,015	1,706
9980 -EXPENSE SHARE	0	0	0	0	5
Insurance	**24**	**412**	**1,221**	**935**	**894**
9201 –FURNITURE AND EQUIPMENT INSURANCE	24	412	1,221	935	894
TransferOther Accounts	**0**	**0**	**0**	**0**	**-36**
9995 - TRANSFER TO AC	0	0	0	0	-36
Training/ Other Daily Allowances/ Travel/Accommodation/ Medical Expenses	**2,448**	**1,658**	**1,719**	**1,455**	**1,714**
9905 - DAILY ALLOWANCES- TRAINING	184	136	80	131	377
9906 - DAILY ALLOWANCES- OTHERS	1,117	733	690	679	708
9913 - DAILY ALLOWANCES–OWN SERVICE / D G	320	285	338	217	240
9914 - DAILY ALLOWANCES- OWN SERVICE/ TL - SS	714	421	537	380	311
9915 - DAILY ALLOWANCES- OCCUPATIONAL MEDICINE	113	83	74	48	77
Taxes/Fees/ Duties/ Tariffs	**211**	**252**	**231**	**261**	**341**
9301 –PERMIT RENEWAL	25	16	10	22	5
9302 - IPTU	156	189	177	178	210
9303 - TAXES	30	47	44	62	125

Source: Own draft, based on utility's accounting statements

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CERES INTELIGÊNCIA FINANCEIRA

Re-rating Net Debt and Working Capital Balances

Table 201 – Re-rating of Asset Balances

R$'000	DFP Dec/16	Alt. Due Diligence	Dec/16 Alt.	DD Rating	Ceres Rating
Asset					
Current	**1,877,024**		**1,736,531**		
Cash and cash equivalent	5,200	(416)	4,784	Net Debt	Net Debt
Bonds and securities	8		8	Net Debt	Net Debt
Clients	379,675	(91,981)	287,694	Working capital	Working capital
Recoverable taxes	17,440		17,440	Working capital	Working capital
Deferred tax credit - IRPJ	-		-		
Reimbursement right	124,431		124,431	Working capital	Net Debt
Social low-income tariff	78,176				
CDE subsidy tariff discounts	46,255				
Warehouse	12,884	(3,980)	8,904	Working capital	Working capital
Financial assets	132,800		132,800	Working capital	CVA
Otherassets	60,636	(44,116)	16,520	Working capital	Working capital
Non-Current	**1,143,950**		**1,143,950**		
Clients	209,391		209,391	n/a	Working capital LP (fev/18)
Recoverable taxes	7,668		7,668	n/a	Working capital LP
Surety and bound deposits	16,272		16,272	Net Debt	Net Debt
Concession financial assets	865,133		865,133		
Otherassets	1,437		1,437	n/a	Working capital LP
Investments	146		146	n/a	Working capital LP
Gross fixed assets	57,293		57,293		
(-) Accrued Depreciation	(23,669)		(23,669)		
Gross Intangible	216,028		216,028		
(-) Accrued Amortization	(205,749)		(205,749)		

Source: Own draft based on DFP 2016 and on the Accounting-Capital Due Dilligence Report

Ceres Inteligência Financeira 227

Table 202 - Re-rating of Liabilities Balances

R$'000	DFP Dec/16	Alt. Due Diligence	Dec/16 Alt.	DD Rating	Ceres Rating
Liabilities and PL					
Current	**1,050,856**		**884,157**		
Funding and loans	302,796	(0.25)	302,796	Net Debt	Net Debt
Suppliers	246,111	(120,012)	126,099	Working capital	Working capital
Payable taxes	215,861		215,861	Working capital	Working capital
Social and labor obligations	30,711		30,711	Working capital	Working capital
Sector charges	10,315		10,315	Working capital	Working capital
After-employment benefits	27,609		27,609	Net Debt	Net Debt
R&D	11,128		11,128	Net Debt	Working capital
Financial liabilities	88,192		88,192	Working capital	CVA
Other liabilities	118,133	(46,687)	71,446	Working capital	Working capital
Non-Current	**826,168**		**992,867**		
Funding and loans	1,378,432	0.25	1,378,432	Net Debt	Net Debt
Suppliers	-	120,012	120,012	Net Debt	Net Debt
Payable taxes	187,972		187,972	Net Debt	Working capital LP
Provisions for litigations	128,244	15,506	143,750	Net Debt	Net Debt
After-employment benefits	3,273		3,273	Net Debt	Net Debt
AFAC	295,402		295,402		
R&D	54,080		54,080	Net Debt	Working capital LP
Other liabilities	503	31,181	31,684	Net Debt	Working capital LP
Net Equity	**(1,221,738)**		**(1,221,738)**		
Capital Stock	1,272,747		1,272,747		
Accrued loss	(2,473,292)		(2,473,292)		
Equity assessment adjustments	(21,193)		(21,193)		

Source: Own draft based on DFP 2016 and on the Accounting-Capital Due Dilligence Report

Ceres Inteligência Financeira 228

September 2017

Privatization of Eletrobras System Distributors

Product 10: Final Valuation Report

Companhia Energética do Piauí – Cepisa

Consórcio Mais Energia B

pwc

Loeser e Portela Advogados

SIGLASUL Consultores em Regulação

Attention: Mrs. Lidiane Delesderrier Gonçalves - Manager of Contract OCS 028/2017 September 18, 2017
Dear All,

Pursuant to service contract OCS 028/201 7 ("the Contract") signed February 14, 2017 by BNDES and Consortium Mais Energia B ("the Consortium"), this report presents the result of our analysis related to the Privatization of Eletrobras System Distributors.

The result of our work is detailed in this document titled "Product 10: Final Valuation Report" ("the Report") and provides a financial valuation as of September 18, 2017, of Companhia Energética do Piauí.

As contemplated under the Contract, the sole purpose of the Report is to provide a valuation of Companhia Energética do Piauí to BNDES, the institution responsible under Decree 8.893 for the privatization process of the Eletrobras System Distributors.

If the Report is shared with third parties, it must be provided in full so that the applicable disclaimers and limitations are effectively communicated.

Sincerely,

Summary
1.	Introduction	9
1.1	Context	9
1.2	Purpose	9
1.3	Summary of assumptions	9
1.4	Valuation	11
2.	History and Characteristics of the Concession Area	12
2.1.	Brief History	12
2.2.	Description of the Operating Area	13
2.3.	Socioeconomics	14
2.4.	Transportation Infrastructure	15
2.5.	Climate	17
2.6.	Geoeletric Characteristics	20
3.	Market and Consumption Unit Forecasts	24
3.1.	Market and Consumption Units (CU) History	24
3.2.	Market Forecast Methodology	26
3.3.	Market Forecast Results	33
3.4.	Consumption Unit Forecast Methodology	40
3.5.	CU Forecast Results	42
4.	Methodologies, Premises, and Results of Readjustment and Reviews	43
4.1.	Overview	43
4.1.1.	Regulation by incentives	43
4.1.2.	Recent changes to the contractual and tariff rules of the electric power distribution.	47
4.2.	Methodologies, Premises and Results for the Definition of Installment A	64
4.2.1.	Purchase of Power and Tariff Flags	64
4.2.2.	Charges	65
4.2.3.	Transport Costs	67
4.2.4.	Financial	67
4.2.5.	Technical Losses (“PT”)	68
4.2.6.	Non-Technical Losses (“PNT”)	74
4.2.7.	Default	89
4.3.	Methodology for definition of Portion B	91
4.3.1.	Regulatory WACC	92
4.3.2.	Operational costs and Factor Xt	95
4.3.3.	Factor Xpd and Xq	107
4.3.4.	Demand Surplus, Reactive Excess and Other Revenues	113
4.3.5.	DEC and FEC Indicators	115
4.3.6.	Compensations	124
4.3.7.	Long-Term Investment	128
4.3.8.	Remuneration Base	133

PwC | Loeser e Portela Advogados | Siglasul	Prepared to BNDES	3

4.3.9. Tariff Transactions			147
5.	Analysis of the distributor		150
5.1.	Historical Financial Statements		150
6.	Valuation		157
6.1.	Methodology		157
6.2.	Discount Rate		157
6.3.	Assumptions		159
6.4.	Valuation by Multiples		167
6.5.	Conclusion		171
6.6.	Sensitivity		178
7.	References		180
ANNEX I – Extent of Responsibility			181
APPENDIX A – Socioeconomic Characterization of the Concession Area of Cepisa			182
APPENDIX B – Methodologies of Market Projection			185
APPENDIX C - Selection of Models for Market Projections			188
APPENDIX D – Non Selected Alternative Models			190
APPENDIX E – Models of the Assessed DEC and FEC Indicators			194
APPENDIX F – Concepts and Methods of BRR Valuation			195
APPENDIX G – Company’s Debt Overview			198

	Figures

Figure 1 – Macroeconomic Assumptions			10
Figure 2 – Piauí State (capital in highlight)			13
Figure 3 – Federal and State Highways of Piauí			17
Figure 4 – Total precipitation accumulated for the Brazilian states			19
Figure 5 – Average temperatures observed in the Brazilian states			19
Figure 6 – National Interconnected System			20
Figure 7 – Basic network of Piauí: current configuration and expansions.			21
Figure 8 – Map of the state of Piauí with transmission and distribution networks.			22
Figure 9 – GDP real growth projections (% p.a.) of external sources			31
Figure 10 – Schematic drawing for the total forecast of Consumption Unit			40
Figure 11 – Price cap functioning			44
Figure 12 – Yardstick Competition Functioning			45
Figure 13– Example of Periodicity of Periodical Tariff Reviews and Tariff Readjustments			45
Figure 14 – Timeline with changes to the PRORET.			49
Figure 15– Timeline with recent rulings related to the renewal of the concessions.			52
Figure 16 - Trajectory of reduction			79
Figure 17 - Periodicity of Forecast of Regulatory Non-Technical Losses Goals			83
Figure 18 - Dynamics of forecast of Goals of Regulatory Non-Technical Losses			85
Figure 19 – Example of a model for calculation of components X Factor quality indicator			111
Figure 20 – Historical Financial Indicators			151
Figure 21 – Summarized Income Statements			152
Figure 22 – Summarized Balance Sheet			152
Figure 23 – Balance Sheet			152
Figure 24 – Income Statements			153
Figure 25 – Quality of Results			154
Figure 26 – Due Diligence Working Capital			155

PwC | Loeser e Portela Advogados | Siglasul		Prepared to BNDES	4

Figure 27 – Due Diligence Net Debt		155
Figure 28 – Due Diligence Financial Indicators		156
Figure 29 - Rolling WACC		159
Figure 30 - Working Capital		166
Figure 31 - EV / Net Revenues Multiples		168
Figure 32 - EV / EBITDA Multiples		169
Figure 33 - EV / BRR Multiples		169
Figure 34 - EV / Consumer Units Multiples (R$ thousand/ Number of clients)		170
Figure 35 - EV / Distributed energy Multiples (R$ thousands / MWh)		170

Graphs

Graph 1 – Density of Total Roads (km/km²)		15
Graph 2 – Percentage of Existing and Planned Roads in 2015		16
Graph 3 – Voltage level share in the total market (%) - Boa Vista (Capital) Forecasts		29
Graph 4 – State GDP in Brazil’s GDP (%) - Cepisa Forecasts		33
Graph 5 – Forecasted Market of Cepisa in each Decade per Class of Consumption		39
Graph 6 – Forecasted Market of Cepisa until 2046 per Class of Consumption		40
Graph 7 – Forecasts of CU’s of Cepisa		42
Graph 8 – Average of Losses per Segment of Cepisa and Comparable		71
Graph 9 – Forecast of technical losses of Cepisa		74
Graph 10 – Comparison between Real and Regulatory Non-Technical Losses over the Low Voltage Market		75
Graph 11 – Forecast of Real and Regulatory Non-Technical Losses Cepisa		86
Graph 12 – Example of heterogeneity curve		100
Graph 13 – Efficiency curve of Cepisa		103
Graph 14 - Projection of Regulatory Other Revenues – Cepisa (BRL Million)		114
Graph 15 - Forecast of Annual Demand Surplus and Reactive Excess Revenues – Cepisa (BRL Million)		114
Graph 16 – Calculated Indicator and Limits of DEC for Cepisa		116
Graph 17 – Calculated Indicator and Limits of FEC for Cepisa		116
Graph 18 – History of Compensations for Violation of the Individual Indicators of Cepisa		117
Graph 19 – Forecast of Cepisa’s DEC		122
Graph20 – Forecast of Cepisa’s FEC		123
Graph 21 – Forecasted Compensation of Cepisa		127
Graph 22 - Projection for electric and non-electric investments of Cepisa		132
Graph 23 - Long-Term Investments Plan for Cepisa per Type of Works/Systems		133
Graph 24 – Tariff Transactions (%)		149
Graph 25 – Cepisa Commercial Class: growth rate accumulated in 12 months		192
Graph 26 – Cepisa Public Entity Class: growth rate accumulated in 12 months		193

Tables

Table 1 – Valuation Results		11
Table 2 – Highway Indicators for Piauí		16
Table 3 – Climate Characteristics of the state of Piauí		18
Table 4 – Evolution of the Number of Consumers per Voltage Level		24
Table 5 – Market Evolution per Voltage Level		25
Table 6 – Mid-Market Evolution per Voltage Level		25
Table 7 – Evolution of the Average Consumption per Tariff Class		26
Table 8 – Variables used in the market forecasts per class - Cepisa		30
Table 9 – State GDP share in Brazil’s GDP (%)		32
Table 10 – GDP average growth rates (%)		33
Table 11 – Forecasted Market of Cepisa in each decade per Class of Consumption		39
Table 12 – Summary of the Forecast of CU’s of Cepisa		42
Table13- Values Factor T and Xpd		58

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Table14 - Values of Regulatory Losses		58
Table 15 - DEC and FEC Global Limits		59
Table 16 - Variation of the amounts destined to PMSO per Distributor		62
Table 17 - Variation of the DEC limits per Distributor		63
Table 18 - Variation of the FEC limits per Distributor		63
Table 19 - Amount of Losses in the Distribution System of Boa Vista		69
Table 20 - Amount of Technical Losses per Segment of Transformation and Network		69
Table 21 - Technical Losses, Goal per Voltage Segment		72
Table 22 - Forecast of total technical losses and technical losses per segment of transformation and network		73
Table 23 – Socio-Economic Variables for the Composition of the Complexity Factor to Combat Non-Technical
Losses		76
Table 24 - Models Selected for the Composition of the Complexity Factor to Combat Non-Technical Losses		76
Table 25 - Result of the Complexity Factors of each Econometric Model to Companies of the Eletrobras Group		77
Table 26 - Average Complexity Factors of the Companies of the Eletrobras Group		77
Table 27 - Summary of Definition of the Starting Point		81
Table 28 - Example of Forecast of the Regulatory Non-Technical Losses		82
Table 29 - Comparison of Real Loss Invoiced with Regulatory Loss Invoiced		84
Table 30 - Complexity Factor of Combat to Non-Technical Losses of the most Complex Companies of Group 1		84
Table 31 - Forecast Regulatory Non-Technical Losses 2023 to 2027		87
Table 32 - Forecast Regulatory Non-Technical Losses 2028 to 2032		87
Table 33 - Forecast Regulatory Non-Technical Losses 2033 to 2037		88
Table 34 - Forecast Regulatory Non-Technical Losses 2038 to 2042		88
Table 35 - Forecast Regulatory Non-Technical Losses 2043 to 2047		89
Table 36 – Operational Costs Efficiency Parameters in 4CRTP		96
Table 37 – Confidence intervals of the efficiency estimations		97
Table 38 – Cluster Composition		101
Table 39 – Composition of the clusters and efficiencies – Cepisa		103
Table 40 – Forecast of regulatory PMSO Cepisa		104
Table 41 – Grid projection modeling results		106
Table 42 – Operational Costs and Component T Cepisa		107
Table 43 – Technical and commercial indicators of component Q of Factor X		110
Table 44 – Commercial indicators in 2016 – Cepisa		112
Table 45 – Results for Factor X and its components Cepisa		112
Table 46 - Calculated/ Projected Calculated and Approved/ Projected Limit of DEC for Cepisa		123
Table 47 - Calculated/ Projected Calculated and Approved/ Projected Limit of FEC for Cepisa		124
Table 48 – Compensation Regression Table		126
Table 49- Forecast of Quinquennial Investments 2018-2022		129
Table 50 - Investments in HV Expansion works 2018-2022		130
Table 51 - Mean, Standard Deviation and Limits for HV Expansion works		130
Table 52 - Investments in HV Expansion work (outliers excluded)		130
Table 53 - Investments in HV Expansion works 2023-2027		130
Table 54 - Forecast of Investments for the Quinquenniums of Cepisa		132
Table 55 – Proportions of the Groups of Assets in BAR		137
Table 56 - Calculation of the AIS Considered in the BRR Model in Feb/17		139
Table 57 –Difference between the Initial and the Final Additional AIS (VOC) of the 3rd RTP		139
Table 58 – Values of BRR Considered Starting Point in the Closed BRR (Capital) in Feb/17		140
Table 59 – Investments between 2018 and December 2022 per Registration Unit: Impact on the Average
Depreciation Rate of the Assets		144
Table 60 – Assumptions for Index and Rate Projection		145
Table 61 – TJLP Projection		145
Table 62 – Projection of Regulatory Reintegration Quota in RTPs		146
Table 63 – Projection for Equity Remuneration without Special obligations in RTPs		146
Table 64 – Projection for Equity Remuneration of the Special obligations in RTPs		146
Table 65 – Projection of the Annual Fixed or Portable Facilities Cost in RTPs		147
Table 66 – Estimations for Required Revenues, VPA and VPB for Cepisa (rated BRL million)		148
Table 67 - Unlevered Beta of comparable companies		158
Table 68 – Transaction Multiples		167
Table 69 – Distributed energy projections		171

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Table 70 – Net Revenues Projections		171
Table 71 – Operating Costs Projections		172
Table 72 – Gross profit Projections		173
Table 73 – Operating Expenses Projections		174
Table 74 – EBITDA Projections		175
Table 75 – Net income projections		176
Table 76 – Cash Flow Projections		176
Table 77 – Terminal Value		177
Table 78 – Valuation Results		177
Table 79 – Financial Covenants		178
Table 80 – Sensitivity Analysis		178
Table 81 – Demographic Information, Level of Education and Unemployment Rates		182
Table 82 – Service Access Information		183
Table 83 – Information on Income		183
Table 84 – Information on Violence		184
Table 85 – Family of Exponential Models		187
Table 86 – Statistical Indicators		189
Table 87 – Residential Class: Cepisa		190
Table 88 – Industrial Class: Cepisa		191
Table 89 – Commercial Class: Cepisa		191
Table 90 – Rural Class: Cepisa		192
Table 91 – Public Entity Class: Cepisa		193
Table 92 – Public Services Class: Cepisa		193

Charts

Chart 1– Socioeconomic characterization of the state of Piauí		14
Chart 2 – Summary with the forecast model for Residential Consumption of Cepisa		34
Chart 3 – Summary with the forecast model for Industrial Consumption of Cepisa		34
Chart 4 – Summary with the forecast model for Commercial Consumption of Cepisa		35
Chart 5 – Summary with the forecast model for Rural Consumption of Cepisa		35
Chart 6 – Summary of the forecast model for the Consumption of Public Service of Cepisa		36
Chart 7 – Summary of the forecast model for the Consumption of Public Lighting of Cepisa		37
Chart 8 – Summary of the forecast model for the Consumption of Public Service of Cepisa		38
Chart 9 – Summary with the forecast model for Own Consumption of Cepisa		38
Chart 10 – Example of the need of investments in HV Expansion for the period between 2023-2027		130

Equations

Equation 1 - Box Cox Transformation		27
Equation 2 - Domiciliary Density Calculation		41
Equation 3 – Kt Coverage		41
Equation 4 – Residential CU’s Forecast		41
Equation 5 – Average Consumption Series		41
Equation 6 – CU’s Forecast		42
Equation 7 – Formula for the Maximum Cap Price and Periodical Readjustment		43
Equation 8 – Formulation for Tariff Readjustment Rate		46
Equation 9 - Formulation for the Complexity Factor of Combat to Non-Technical Loss of Company A		77
Equation 10 - Calculation of Goals of Non-Technical Losses		78
Equation 11 - Global Goal		78
Equation 12 – Value of Non-Recoverable Revenues for companies, which have not undergone 4CRTP		90
Equation 13 – Value of Non-recoverable revenues for companies that have undergone 4CRTP		90
Equation 14 – Calculation of Portion B in adjustment processes		92
Equation 15 – Calculation of Portion B in review processes		92

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Equation 16 – Operational Cost Tariff Coverage		98
Equation 17 – Value of the Efficient operational costs		98
Equation 18 – Annual Variation of the Regulatory Operational Costs		98
Equation 19 – Target of Efficient operational costs		99
Equation 20 – Target of shared Efficient operational costs		99
Equation 21 – Standardization of variables		99
Equation 22 – Euclidian Distance		100
Equation 23 –Efficiency Indicator		102
Equation 24 – Value of the Efficient operational costs		104
Equation 25 – Update Factor		105
Equation 26 – Operational Cost in Tariff review		106
Equation 27 – Component T of Factor X		107
Equation 28 – Component Pd of Factor X		108
Equation 29 – Component Q of Factor X		110
Equation 30 – Determination of Heterogeneity		118
Equation 31 - Limit Equation		119
Equation 32 – Simplified Limit Equation		119
Equation 33 – Linear Regression Equations for DEC		121
Equation 34 – Linear Regression Equations for FEC		121
Equation 35 - Calculation of the average EUSD		125
Equation 36 - Calculation of the Compensation in Force		125
Equation 37 – Projected Compensation		126
Equation 38 – Regulatory Reintegration Quota		134
Equation 39 – Gross BRR		134
Equation 40 – Capital Remuneration		135
Equation 41 – Net Regulatory Remuneration Base		135
Equation 42 – Special Obligations Capital Remuneration		136
Equation 43 – Regulatory Annuity Base (BAR)		137
Equation 44 – Annual Rental Cost (CAL)		137
Equation 45 – Annual vehicle Cost (CAV)		138
Equation 46 – Annual Cost of Information Systems (CAI)		138
Equation 47 - Stationary Series		185
Equation 48 - Seasonal Series		185
Equation 49 - Box & Jenkins Methodology Models		186
Equation 50 – ETS Model		186
Equation 51 – Dynamic Model		187

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1. Introduction 1.1 Context

     Companhia Energética do Piauí (Eletrobras Distribuição Piauí or “Company”), a joint-stock corporation controlled by Centrais Elétricas Brasileiras S/A - Eletrobras which owns 100% of its share capital, is a public electricity distributor company in the State of Piauí, with headquarters at Av. Maranhão, 759/Sul - Teresina-PI.

     According to Article 2 of Decree 8.893, the Brazilian Development Bank (BNDES) is responsible for the supervision and execution of the privatization process of the electric distributorship concession holders.

     In this context, the Consortium has prepared the financial valuation of the Company’s shares with a base date of December 31, 2016, using a Discounted Cash Flow (“DCF”) methodology. The finanicial valuation assumes the scenario of renewal of the concession for electric power distribution. Therefore, the result of this work represents the Company’s value in the event of concession renewal.

1.2 Purpose

     The purpose of this report is to provide BNDES, the leader of the project, with information regarding the company’s Fair Value, making clear all assumptions used for calculations of portions A and B, as well as the methodologies used in the financial model.

With this purpose, the following analyses were carried out:· Research and analysis or market information;

· Projections for the energy market, energy demand and regulatory elements;· Analysis of the historical financial statements;· Meetings, conference calls, and discussions with the directors and technical teams of the Company;· Field visits;· financial statements projections (Income Statements and Cash Flow Statements) based on information provided by the Company, market analyses, and due diligence studies;· Financial valuation based on Discounted Cash Flow methodology;· Calculation and projection of the discount rate based on the Weighted Average Cost of Capital (WACC) methodology, used for calculating the present value of projected cash flows;· Calculation and projection of regulatory WACC.

1.3 Summary of assumptions

Methodology

     The valuation of the Company was performed using the Discounted Cash Flow method, based on the projected profits, utilizing Free Cash Flow to the Firm (FCFF).

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Discount Rate

The methodology used to estimate the discount rate was the Weighted Average Cost of Capital (WACC), considering a rolling capital structure (Rolling WACC).

Base Date

The base date used for this valuation is December 31,2016.

Projection Period

The cash flows were estimated for the period between January 1, 2017 and February 29, 2048 (end of the concession period) assuming operational shutdown of the Company at the end of the concession period. Only the the cash flows projected for the period between March, 2018, and February, 2048, were considered in calculating the Net Present Value of the Company.

Currency

The projections are expressed in nominal Reais (R$) considering inflation effects.

Macroeconomic assumptions

The macroeconomic assumptions used in the financial model are presented below. It is important to highlight that the GDP premise was used in the projection of the number of consumers by market class as detailed in Chapter 4 of this report.

Figure 1 – Macroeconomic Assumptions

Parameters	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	> 2026
Inflation - Brazil											
	4.33%	4.43%	4.36%	4.31%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%
https://www3.bib.gov.br/expectativas/publico/consulta/serieestatisticas											
IPCA – variation % - Avg - ' Annual - Period 03/03/2017 - 03/03/2017 2017 - 2022											
Inflation – USA											
	2.40%	2.30%	2.30%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%
https://www.cbo.gov/publication/52370											
Table C-I. - CBO's Economic Projections. by Calendar Year - Consumer price index											
IGP-M (Other income)											
	4.78%	4.74%	4.04%	4.50%	4.47%	4.47%	4.47%	4.47%	4.47%	4.47%	4.47%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas											
IGP-M - variation % - Avg - Annual - Period 03/03/2017 - 03/03/2017 2017 - 2022											
Selic											
	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas											
Over-selic rate - % p.a. - Avg - Avg year - Period 03/03/2017 - 03/03/2017 2017 - 2022											
PIB											
	0.47%	2.40%	2.53%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas											
Total GDP - variation % - Avg - ' Annual - Period 03/03/2017 - 03/03/2017 2017 - 2022											

The projections presented in the sources described are in numbers with blue font; the numbers with black fonts, as well as values as of 2026, replicate the last value available. The data projected for IPCA, IGP-M, SELIC and GDP were obtained from Boletim Focus, for the date shown in the table (march 03, 2017).

1.4 Valuation

The following table presents the results of the economic-financial assessment of the Distributor according to the methodology and the assumptions presented in this report.

Table 1 – Valuation Results

Conclusion	Dec/16
NPV FCFF	2,497,948,936.57
NPV Terminal Value	382,770,904.40
Enterprise Value	**2,880,719,840.98**
(-) Net Debt	(2,239,672,688.73)
(-) Contingencies	(104,281,862.47)
(-) Environmental Adequacies	(40,829,816.00)
Equity Value	**495,935,473.78**

2. History and Characteristics of the Concession Area

     This chapter will detail relevant characteristics of Cepisa, providing information regarding its background, socioeconomics, transportation infrastructure, climate, level of connectedness to the SIN and standards of the electric power distribution grids.

2.1.Brief History

     From the construction of the first plant (1914) until the 1960s, Piauí had only isolated nuclei of generation and distribution of electricity through thermoelectric power plants using firewood or diesel oil, supplied to urban areas for a few hours at night. In the capital, Teresina, the supply was made by the Institute of Water and Electric Energy - IAEE and in the rest of the state was the responsibility of the Municipalities. Distribution networks, with wooden poles, experienced large voltage drops and frequent disconnections [1].

     In August 1962, Cepisa was incorporated as a joint-stock company under the name of Centrais Elétricas do Piauí S.A. It started the development of an integrated energy generation, transmission and distribution system at the end of the 1960s.

     In 1970, the Boa Esperança Hydroelectric Power Plant was built by COHEBE - Companhia Hidrelétrica de Boa Esperança and the state began to have enough energy to implement large-scale economic activities. In the same year, Cepisa incorporated the holdings of Companhia de Eletrificação do Nordeste - CERNE and Companhia Luz e Força da Parnaíba - CLFP and became the sole electrical distribution company in Piauí.

     In 1973, the distributor began to gain strength in the electricity market: it developed an Electricity Plan for the state - linking the system with the generation of Boa Esperança - and built two large substations of 69 / 13.8 kV in Teresina and a 69 kV transmission loop connected to the CHESF substation.

     In 1987, State Law No. 4.126 changed Cepisa's corporate name to Companhia Energética do Piauí and expanded its scope of action within the energy market. After 10 years, authorized by State Law No. 4.868, the Executive Branch began, on December 19, 1996, the process of disposing of state-owned shares that were part of Cepisa's capital stock. In a first phase, Eletrobras increased its shares in the company to 48.86% of the common shares and assumed, on January 13, 1997, the management of Cepisa in a shared form with the State Government. In the same year, on

October 20, Eletrobras acquired 98.8% of Cepisa’s shares, in preparation for privatization.

     Finally, in July 2016, the Eletrobras group decided not to renew the contracts of electric power distributors in the North and Northeast regions, including Cepisa. On August 3, 2016, the Ministry of Mines and Energy (MME), through Ordinance No. 423/2016, designated Cepisa as responsible for providing the public electricity distribution service in the state of Piauí with the intention to ensure continuity of service until December 31, 2017 or until the assumption of a new concessionaire, whichever occurred first.

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2.2. Description of the Operating Area

Cepisa operates throughout the state of Piauí, serving approximately 1.2 million consumers through more than 87,000 km of transmission and distribution networks. To do so, the distributor has 84 substations with a total installed power of 1,334 MVA in addition to more than 61 thousand transforming distribution units [3].

The state of Piauí is located in the northeast of the Northeastern Region and borders five other states, Ceará and Pernambuco to the East, Bahia to the South and Southeast, Tocantins to the Southwest and Maranhão to the West. As a whole, the State of Piauí has a physical area of 250 thousand km², subdivided into 224 cities (see Figure 2), inhabited by 3.2 thousand people, with the capital Teresina containing 27% of the inhabitants (approximately 847 thousand people) [4].

Teresina

Figure 2 – Piauí State (capital in highlight).

Source: Self Prepared.

The region of Piauí began to be settled by the European settlers in the seventeenth century when the cowboys who came mainly from Bahia came in search of pastures. In 1718, the territory, then belonging to Bahia, became part of Maranhão. In 1811, the prince Dom João, five years before he was crowned king of Portugal, elevated Piauí to the category of independent colony [4].

The terrain of Piauí includes coastal and river plains along the banks of the Parnaíba River and its tributaries which permeate the central and northern part of the state. Along the borders with Ceará, Pernambuco and Bahia, with the plains of Ibiapaba and Araripe to the east and Tabatinga and Mangabeira to the south, are the highest altitudes of the region located at approximately nine hundred meters. Among these high zones and the course of the rivers that permeate the state, such as Gurgueia, Fidalgo, Uruçuí Preto and Parnaíba there are plateau formations surrounded by steep hillsides resulting from the erosive water areas [4].

Below we describe the main socioeconomic characteristics of the state, as well as its infrastructure, climate, and level of connectedness of the electric system of AmE to the National Interconnected System (SIN).

2.3. Socioeconomics

Chart 1 summarizes the socioeconomic characteristics of the state of Piauí. In sum, it can be said that Piauí has a high percentage of people living in rural areas (33%), and it has an illiteracy rate about 2 times higher than the national average. In addition, the state still lacks infrastructure services: according to data from the 2015 PNAD, the state had the highest rate of households without garbage collection in Brazil (31%), but suprisingly only 3% of urban households lacked adequate access to sewerage system.

Regarding income, according to data from the IPEA/IBGE of 2014, the state presented an average household income below the average for the North and Northeast regions (R$ 705.31 for the state of Piauí against R$ 782.76 for the North region and R$ 730.24 for the Northeast region). These facts determine a high percentage of families with income below the poverty line (24%).

Chart 1– Socioeconomic characterization of the state of Piauí

The State of Piauí is characterized by:

I. Municipalities: 224
II. Inhabitants per km2 (density): 12.75
II. Population located in rural areas in 2015; 33%
II. Population that was illiterate in 2015: 18%
II. Urban households had no garbage collection in 2015: 31%
II. Urban households that had no water supply networks in 2015: 2%
II. Urban households that had no sanitary sewage networks/septic tanks in 2015: 3%
II. Rural households that had no electric lighting in 2015: 5%
III. Unemployment Rate: 6%
III. Population with household income below the poverty line in 2014: 24%
III. Average Household Income per capita in 2014 (in Brazil such value is R$ 1,152.24): R$ 705.31
IV. GDP per capita: R$ 9,811
IV. Deaths per 100 thousand inhabitants in 2014 (Brazilian average, 29.37): 22.58

Sources: i IBGE[1] ; ii. PNAD[2] 2015; iii. IPEA[3] /IBGE 2014; iv. DATASUS[4] /IBGE.

In **Appendix A** we compare these indicators with averages for Brazil and for the North and Northeast Regions.

In 2003, the Federal Government developed the Light for All Program (PLpT), coordinated by the Ministry of Mines and Energy (MME), operated by Eletrobras and implemented by the electric power distributors and rural electrifical cooperatives in partnership with the state

[1] Brazilian Institute of Geography and Statistics – IBGE
[2] National Survey per Household Sample – PNAD
[3] Applied Economic Research Institute – IPEA
[4] Computer Department of the Individual Health System – DATASUS

governments. The main objective of the program is to bring electricity to low-income communities and low-income families, contributing to poverty reduction and increasing family income as it facilitates the integration of other social programs such as education, health, sanitation and the economic, social and cultural development of each community.

With the advance of the PLpT in 2015, the Company served 1,900 new connections, implemented 856 km of network and 595 distribution transformers and with CDE resources totaling an investment of R$ 60.2 million. However, the program goal was not fulfilled due to the lack of transfer of the financial resources of the CDE, according to the Management Report of 2015 [5].

2.4. Transportation Infrastructure

The National Transport Infrastructure Department (DNIT) is the main executing agency of the Ministry of Transportation. It was created in February, 2002, to perform the functions related to the construction, maintenance, and operation of the infrastructure of the Federal Traffic System under direct administration of the Federal Government in the road, railroad, and waterway modals. The analyses and conclusions obtained in this section are based on information provided by DNIT in the annual summary of 2015 of the National Traffic System.

Graph 1 displays the density of total roads, taking into account the planned and existing ones, of the regions of Brazil, highlighting data for the states of North and Northeast.

Graph 1 – Density of Total Roads (km/km²)

AMAZONAS
PARÁ
RORAIMA
AMAPÁ
ACRE
RONDÔNIA
TOCANTINS
MARANHÃO
PIAUÍ
BAHIA
SERGIPE
CEARÁ
PERNAMBUCO
RIO GRANDE DO NORTE
ALAGOAS
PARAÍBA
CENTRO-OESTE
SUDESTE
SUL
NORTH
NORTHEAST

Source: Analysis based on DNIT data, 2015

Graph 2 illustrates the composition of the roads of Piauí between the existing and planned ones. It is concluded that the state does not have major expansion plans with respect to its highway system, as just 7% of total roads are in planning phase.

7%
93%
Planned
Existing

Source: Analysis based on DNIT data, 2015

The analysis of the roads effectively constructed results in the information summarized in Table 2, which provides data for the federal, state, and municipal highways, as well as the situation of the pavement[5] of the roads of the State of Piauí.

Table 2 – Highway Indicators for Piauí

Type	Roads	Extension (km)	Weight/ Participation (%)
TOTAL	Federal	2,876.10	5.00%
	State	10,520.2	18.28%
	Municipal	44,160.70	76.73%
	Total Roads	57,557.00	100.00%
Paved	Federal	2,651.2	35.27%
	State	4,814.0	64.03%
	Municipal	52.6	0.70%
	Subtotal Pav.	7,517.80	13.06%
Not paved	Federal	224.90	0.45%
	State	5,706.2	11.40%
	Municipal	44,108.10	88.15%
	Subtotal Not Pav.	50,039.20	86.94%

Source: Analysis based on DNIT data, 2015

The state contains a total of 57.557 km of roads. The federal and state highways have the lowest levels or representation, with 5% and 18% respectively. Out of the total existing roads in Piauí, 86% are unpaved (50,039 km). Consequently, the total paved roads are a minority of total roads (only 13%). This fact hinders transportation between municipalities in the state. It should also be noted that 88% of municipal roads are unpaved.

[5] Paving is the coating carried out with materials able to resist the constant flow of vehicles, such as asphalt for example.

These facts directly influences transportation between the central area of the municipality and surrounding areas, since these roadways tend to become dangerous in the event of rain, where dirt roads become muddy and can bog down the emergency services vehicles.

Notice that among the paved roads, most are State administration (over 4.800 km or 64 % of the total paved roads). Figure 3 shows the federal (red) and state (blue) highways for the state of Piauí[6]. The analysis of the Piauí road network allows the conclude that there is a greater concentration of state roads in the areas closest to the capital, Teresina, and to the municipalities of Floriano, Esperantina and Parnaíba. Such municipalities are among the most populous municipalities in the state of Piauí. In relation to the federal highways, these are fairly distributed throughout the state, without concentration in any specific areas.

Roads
State
Federal

Figure 3 – Federal and State Highways of Piauí

Source: DNIT, 2013 and 2016

In conclusion, Piauí is a state with low density of roads in its territory, compared to the Northeastern states, presenting a low-quality road structure, which makes it difficult to provide services and transport people. Only 13% of the total state roads are paved, the majority of which are state roads, and most of the unpaved roads are under municipal administration.

2.5. Climate

In Piauí two climates exist. The first is the hot and humid tropical climate that dominates most of the territory with temperatures varying between 25 and 27° C. The rains in this climate area are also variable. To the South, they receive about 700 mm of rainfall annually. To the North the rainfall increases reaching indexes close to 1,200 mm per year. The second type of climate, which predominates in the southeast, is the hot semi-arid. The rains occur during the summer,

[6] The DNIT only made available the (2016 updated files for federal roads, with the most recent information on state roads being from 2013.

distributing irregularly, reaching 600 mm per year. Due to the low rainfall, the dry season is long (about eight months) being more drastic in the center of the Ibiapaba Mountain range. The temperatures range from 2 4 to 40° C, with dry winters. Table 3 contains basic information for the climatic characterization of the state Piauí.

Table 3 – Climate Characteristics of the state of Piauí

		Climatic Characteristics for Roraima and Regions
	Pluvial Index i	Rainfall	Keraunic	Maximum	Maximum Win
Region		Intensity ii	Index iii	Temperature iv	Speed v
	(mm)	(mm/day)	(lightning/ km ²)	(°C)	(mps)
Piauí	52.37	5.04	4.88	33.81	5.10
North	176.60	11.64	5.93	31.76	4.09
Northeast	54.66	5.18	2.48	30.60	5.35
Brazil	109.44	8.82	5.55	29.45	4.69

Source: Raw data obtained on the website of INMET and INPE. Information processing by state based on P&D of ABRADEE, 20127. i = Annual Average of water precipitation (rain, snow, hail) in a certain place during a certain period of time. ii = Ration between the Rainfall Index and the number of days with precipitation in a certain region. iii = Quantity of rays in a certain region. iv = Maximum average temperature recorded. v = Maximum average speed recorded.

     Due to the predominance of semi-arid climate throughout the year, Piauí presents a monthly average rainfall and rainfall intensity well below the averages of the North and of Brazil overall. Piauí has a maximum average temperature very close to the regional averages, and a little over the national average.

     The velocity of the Piaui winds is characteristic of the states of the Northeast Region, with average above the North Region and the nation. The State presents a Keraunic index close to the averages for the nation and for the North Region.Figure 4 shows the cumulative total volume of precipitation (in millimeters) for all Brazilian states in the years 2015 and 2016.

7 The information available to such analysis is related to the year of 2012 and removed from the P&D project of ABRADEE with the title Methodologies of Periodical Tariff Revision of the Electric Power distributors carried out in 2013, since there is no average or accumulated data of the variables in study publicly available.

PwC | Loeser e Portela Advogados | Siglasul	Prepared to BNDES	18

TOTAL RAIN
ACCUMULATED VALID FOR 2015
TOTAL RAIN
ACCUMULATED VALID FOR 2016
3400
3200
3000
2800
2600
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
(mm)

Figure 4 – Total precipitation accumulated for the Brazilian states

Source: INMET, 2016

The data of total accumulated rainfall for the years of 2015 and 2016 confirm the previous analyses, as the State of Piauí presents values between 600 mm and 1,200 mm for both years. Analyzing the graphs, it can be observed that the rainfall rates of the state are below the averages of the North and the nation and close to the average of the Northeast.

Figure 5 illustrates the average temperatures (in Celsius degree) observed to all states of Brazil in the years of 2015 and 2016. A certain stability is verified in virtually the whole State, since the average temperatures were between 26°C and 28°C for both years.

AVERAGE TEMPERATURES OBSERVED
VALID FOR 2015
AVERAGE TEMPERATURES OBSERVED
VALID FOR 2016
30
28
26
24
22
20
18
16
14
12
10
8
(°C)

Figure 5 – Average temperatures observed in the Brazilian states

Source: INMET, 2016

Considering these facts, we conclude the following: (i) The high rate of electrical discharges h can lead to frequent outages if the protection of grounding and lightning protection systems is inadequate; and (ii) The lack of pavement of most roads may hinder the displacement of teams on duty and, consequently, increase the time to attend emergencies and compromising the collective quality indicators[8] of the distributor (DEC and FEC).

2.6. Geoeletric Characteristics

The state of Piauí is connected to the National Interconnected System (SIN) via 500 kV lines connected to the Boa Esperança substations located in the municipalities of Guadalupe, São João do Piauí, Ribeiro Gonçalves and Teresina II. This chapter will discuss the level of connectedness of SIN to the State of Piauí, as well as the distribution systems of High (AT), Medium (MT), and Low (BT) Voltage.

i. Level of Connectedness to SIN

One of the relevant issues of the electrical systems in Brazil is the level of interconnection to the National Interconnected System (SIN). The transmission system in Brazil has importance and a role that exceeds the classic function of "only" taking energy from the generating centers to the consumption centers. Due to the characteristics of the Brazilian electric system, notedly its hydraulic base, and the large territorial extension of the country, the transmission system in Brazil also works as a "virtual source of energy", that is, it is operated in a way that allows diverse uses between the sub-systems (North, Northeast, Mid-West/Southeast, and South). Figure 6 illustrates the situation in June 2016 of the level of interconnection - current and future - of national transmission lines.

Figure 6 – National Interconnected System

Legenda
138 kV
230 kV
345 kV
440 kV
500 kV
750 kV
Paraná
Grande
Paulo Afonso

Source: ONS, 2016.

The electrical system of Piauí is already fully interconnected with the SIN. The distribution network has 84 substations, with installed capacity of 1,396 MVA. Cepisa transmission lines total more than 89,000 km of AT and MV / LV network, with approximately 62,500 distribution transformers.

---

[8] Equivalent Interruption Duration per Consumer Unit – DEC; Equivalent Interruption Frequency per Consumer Unit – FEC

Figure 7 is the representation of existing and future transmission lines of the Piauí electrical system. It is noted that there are planned 500 kV and 230 kV lines that will increase the power supply to the southern region of the state. The same is observed in the north of Piauí, where it is planned to build a 500 kV line connecting São Luís II (Maranhão) to Parnaíba II (Piauí) and also a 230 kV line linking Chapadinha II (Maranhão) to São João do Arraial (Piauí) [1].

LEGEND
SE 500 kV Existent / Projected
SE 230 kV Existent / Projected
LT 500 kV Existent
LT 500 kV Projected
LT 230 kV Existent
LT 230 kV Projected
São Luís II MA
Sobral CE
Chapadinha II MA
S. João do Arraial (2019)
Piripiri
Peritoró MA
Teresina
Teresina II (2015)
P. Dutra MA
Teresina II (2017)
Tauá CE
P. Dutra MA
Boa Esperança
Boa Esperança II (2017)
Picos
CHAPADA I
Milagres CE
Colinas TO
Ribeiro Gonçalves
Eliseu Martins
São João do Piauí
Bom Jesus II (2018)
Sobradinho BA
Miracema TO
Gilbués II (2016)
Barreiras (BA)

Source: Eletrobras Piauí, 2016.

ii. Standards of the AT/MT/BT grids

The Piauí High Voltage Distribution System is supplied through the North / Northeast Integrated System, from the 500/230 kV substations of Boa Esperança, São João do Piauí, Ribeiro Gonçalves and Teresina II. From the Boa Esperança substation there are two 230 kV lines for SE Teresina I, which also receives two 230 kV lines from Teresina II to serve the metropolitan region. From Teresina I, there is a 230 kV line for SE Piri-piri at the North Region, connecting with SE Sobral in the State of Ceará. There is also an connection between Teresina I and SE Peritoró in Maranhão. From the substation of São João do Piauí two lines of 230 kV, one for SE Picos, which interconnect with SE Tauá in Ceará, and the other for SE Eliseu Martins. Figure 8 presents the current configuration of AT and MT system with the actuation area of the substations.

CITY HALL
OTHER DISTRIBUTOR
BASIC NET
PRIVATE NET
LT 500 kV
LT 230 kV
SE's ED PIAUÍ
LD's ED PIAUÍ
138/69KV
69/13,8KV
69/34,5kV e 69/13,8kV
34,5/13,8KV
69/34,5kV e 34,5/13,8kV
69/34,5KV
LD 138 kV
LD 69 kV
LD 34,5 kV
LD 13,8 kV
Thermal generation
Wind geneneration
Sectioning
Update: May/2015

Source: Eletrobras Piauí, 2016.

The Piauí Medium and Low Voltage Distribution network has characteristics that change according to the region. There are approximately 90,000 km of MT (34.5 kV / 19.9 kV and 13.8 kV / 7.97 kV) networks added to the BT networks (380/220 V). There are almost 62,000 km of MT networks, with approximately 4,600 km of urban networks and 56,600 km of network in rural areas, as well as more than 9,000 km of BT networks are located in urban areas, while just over

18,400 km networks are in rural areas, totaling more than 27,600 km of LT networks. The system has more than 64,000 distribution transformers and 86 substations [7].

     In the metropolitan region of Teresina, the medium voltage networks are characterized by high loads. This fact makes difficult the transfer of loads between distributors. In other regions, the same power supply that serves urban loads, also serves rural loads, causing a high number of interruptions In the other municipalities of the state, the main characteristic of medium and low voltage networks are the long distances traveled. Due to the extensive area of the state (more than 250 thousand km²), several circuits in 13.8 kV can travel distances over 80 km and, in some cases, exceed 100 km in length.

     Another characteristic fact of MT and BT system is the existence of conductors operating for a long time with high load that end up supplying energy of poor quality or breaking. This adversely affects the quality indicators (DEC and FEC) of the system and on compensation payments made by Cepisa.

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3. Market and Consumption Unit Forecasts

The sections below present: (a) a history of the market and consumption units, with information subdivided as per voltage level and class of consumption; (b) market forecast methodology per class of consumption, as well as auxiliary data and variables used in the forecasts; (c) Results of market forecasts until 2048; (d) consumption units forecast methodology; and (e) results of the CU's forecasts until 2048.

3.1. Market and Consumption Units (CU) History

In Figure 4, we have analyzed the evolution of the number of consumption units ("NCU") of the company from 2013 to 2016, as well as the variation rates in the entire period – variation of 2016 in relation to 2013 – and geometric – Compound Annual Growth Rate (CAGR)[9].

	NUC per Voltage Level				Variation	Rate
Voltage / Year	2013	2014	2015	2016	Period (2013/2016)	Geometric (p.a.)
A3	4	11	10	4	0%	0%
A3a	25	28	42	46	84%	23%
A4	1,621	1,713	1,805	1,887	16%	5%
BT	1,066,867	1,119,545	1,158,568	1,188,934	11%	4%
TOTAL	1,068,517	1,121,297	1,160,425	1,190,871	11%	4%

Source: ANEEL, tariff operations homologated between 2013 and 2016, processed in August of every year, except for 2016, whose month of reference is September. The NUC refers to July of each year, except for 2013, whose month of reference is February.

In 2016 Cepisa only counted on 4 High Level customers (level 3), same number registered in 2013, in spite of user peaks in 2014 and 2015. Subgroup A3a (Medium Voltage) presented a continuous trajectory of growth, with a high average rate of 23% p.a., above the verified for level A4 (also Medium Voltage), equivalent to 5% p.a. Subgroup Low Voltage presented annual growth of 4% p.a..

Table 5 demonstrates the evolution of the invoiced market (MWh) per voltage level, in addition to the two growth rates: period and geometric. The information about the market are also presented in accordance with the types: (i) Supply – captive consumers of the Distributor; (ii) Supply – Distributor supplying another Distributor; (iii) Other Free – free consumers of the Distributor; and (iv) Distribution.

[9] CAGR – Compound Annual Growth Rate.

Table 5 – Market Evolution per Voltage Level

Voltage / Year	Market per Voltage Level (MWh)				Variation Rate	
	2013	2014	2015	2016	Period (2013/2016)	Geometric (p.a.)
SUPPLY CAP.	2,728,793	2,909,591	3,113,198	3,257,275	19%	6%
A3	59,516	78,545	95,188	109,276	84%	22%
A3a	13,470	11,605	14,162	16,745	24%	8%
A4	597,897	606,915	649,221	652,066	9%	3%
BT	2,057,910	2,212,526	2,354,627	2,479,188	20%	6%
LOW INCOME	372,805	402,376	392,734	334,522	-10%	-4%
SUPPLY DIST.	-	-	-	-	-	-
OTHER FREE	85,756	81,367	72,733	44,491	-48%	-20%
DISTRIBUTION	102,994	113,294	38,637	133,148	29%	9%
TOTAL	2,917,543	3,104,253	3,224,568	3,434,914	18%	6%

Source: Periodical Tariff Review (RTP) 2013 and the Tariff Readjustment Indexes (IRT) of the Company from 2014 to 2016. The market data refers to the 12-month period, starting from the month before the tariff operation. The Low Income market is included in the Low Voltage market.

In general terms, the supply of electric power presented an average growth of 6% p.a.. I has been verified that the consumption market of High Voltage had higher growth, with a growth rate in the period of 22%, in spite of the stagnation in the number of users. The Medium Voltage market grew between 8% and 3% p.a. to the A3a and A4 voltage levels, respectively. The Low Voltage market presented a growth average of 6% p.a., in spite of the retraction of the segment of consumption market of Low Income (average rate of -4%), a result of the current economic-political crisis that Brazil has been facing recently. It is important to note that the free market dropped in the analyzed period, which is against the intuition when it comes to analysis of the national electric power market.

Table 6 Table 6 presents the evolutions of the mid-market by voltage level, in addition to the two growth rates - for the period and the geometric. Mid-market means the average consumption value of a customer in accordance with the voltage of service.

Table 6 – Mid-Market Evolution per Voltage Level

Voltage / Year	Average Market per UC per Voltage Level (MWh)				Variation Rate	
	2013	2014	2015	2016	Period (2013/2016)	Geometric (p.a.)
A3	1,240	595	793	2,277	84%	22%
A3a	45	35	28	30	-32%	-12%
A4	31	30	30	29	-6%	-2%
BT	0.16	0.16	0.17	0.17	8%	3%
TOTAL	0.23	0.23	0.23	0.24	6%	2%

Source: Periodical Tariff Review (RTP) 2013 and the Tariff Readjustment Indexes (IRT) of the Company from 2014 to 2016. The market data refers to the 12-month period, starting from the month before the tariff operation.

As indicated above, the mid-market of High Voltage has been increasing (almost doubled between 2016 and 2013). Medium Voltage users presented retraction in both voltage levels, with the reduction in the A3a level being the most significant (retraction of 12% p.a.). Low Voltage consumers, on the other hand, had small growth in the average consumption, with an increase of 3% p.a..

The average monthly consumption per consumer may also be presented per class of consumption (rating of users according to the final destination of the electric power), as per Table 7.

	Monthly Average Consumption per Class (kWh)				Variation Rate	
Class / Year	2013	2014	2015	2016	Period (2013/2016)	Geometric (p.a.)
Residential	114	117	121	126	11%	4%
Industrial	6,283	6,537	6,734	5,756	-8%	-3%
Commercial	634	646	672	699	10%	3%
Rural	362	360	418	443	22%	7%
Public Lighting	16,675	26,958	41,657	38,146	129%	32%
Public Entities	1,251	1,290	1,266	1,304	4%	1%
Public Service	2,478	2,261	2,255	2,204	-11%	-4%
Other Classes	46,715	60,212	23,161	77,932	67%	19%
TOTAL	228	231	232	240	6%	2%

Source: Periodical Tariff Review (RTP) 2013 and the Tariff Readjustment Indexes (IRT) of the Company from 2014 to 2016.
There may be a divergence in relation to the total average presented in Table 6, which uses the accumulated market of 12 months, while the data herein reflect the month of reference of the extraction of the number of consumption units (commonly one or two months before the IRT/RTP).

The consumption classes labeled as Public Lighting and Other Classes were those with higher growth in the average consumption for the analyzed period, of 32% p.a. and 19% p.a., respectively. It is worth stressing that Public Lighting presented growth of 129% in the analyzed period. Classes Industrial and Public Service presented a drop in the average consumption, of 3% p.a. and 4% p.a., respectively.

3.2. Market Forecast Methodology

In order to subsidize the several tariff calculations and the economic-financial cash flow, market forecasts are necessary, separated by: (i) class of consumption (Residential, Commercial, Industrial, Rural, Public Service, Public Lighting, Public Service, Own Consumption); (ii) voltage level (High Voltage - A1, A2 and A3 -, Mid Voltage - A3a and A4 – and Low Voltage - LV -); and (iii) type of consumer (free and captive).

Regarding the market forecast per class of consumption, the main time series methodologies used for the forecasts are known with *Box & Jenkins* (BOX; JENKINS, 1976) and the methods of exponential smoothening, especially the State Space models (HYNDMAN, et al.

2002). These methodologies allow the forecasting of future values of series based on present and past values, using univariate and multivariate.

Univariate series are based on the very own structure of the historical series, and the multivariate series allow using auxiliary variables, which have association with the modeled historical series. In addition to these more consecrated methodologies, another possibility are the Dynamic Models, which consist of the multiple regression models estimated from the Ordinary Least Squares (OLS). **Appendix B** has a brief explanation of each of the methodologies mentioned and used for the Boa Vista (Capital) market forecast.

Software R (version 3.2.3) and EViews 8 were used for the modeling. For the case of software R, specific packages have been used: Forecast v8.0 (HYDMAN, et al. 2017) for models Box & Jenkins, ETS and Dynamic Models; and Dyn v0.2-9 (GRONTHENDIECK, 2012), dynlm v0.3-3 (ZEILEIS, 2014) for Dynamic models. In the case of Dynamic models, software EViews has also been used.

For the analysis of the adequateness of the estimated models, transformations have been used to the historical series. Transformations are applied with the purpose of stabilizing the variation of the temporal series and to obtain the distribution the closest to the normal. For that, it is possible to apply a series of mathematical transformations, such as logarithm, power, and inverted transformations. A methodology that embraces these transformations, that may be automatically implemented to software R and Eviews, is called Box Cox. The Box Cox transformation consists of finding an optimal λ that is close to the distribution of yt of the normal distribution.

Equation 1 - Box Cox Transformation

$$y_t(\lambda) = \begin{cases} \dfrac{{y_t}^{\lambda} - 1}{\lambda}, & \text{if } \lambda \neq 0 \\ ln(y_t), & \text{if } \lambda = 0 \end{cases}$$

The Box Cox transformation was used in all forecast models, which implies that the coefficients of the forecast models have no analytical sense, due to the change of scale in the historical series and, therefore, cannot be directly interpreted as elasticities.

In addition, tests were used in the analysis of the residues for the verification of presuppositions of non-correlated residues, homoscedasticity, and normality; as well as models for untying models. The untying of models was made from the criteria of information that in both cases seeks the smallest value possible:

- AIC (Akaike Information Criterion) and BIC (Bayesian Information Criterion), both based on the average square of residues.
- MAPE (Median Absolute Percentage Error), which consists of evaluating the forecast error.

     In this regard, the objective was that of finding forecast models that were suitable for the conduction of long term forecasts, conciliating the observance of presuppositions and using good rates in the information criteria. Since it regards to markets with very specific particularities, in some cases it was necessary to use auxiliary variables that presented association with the historical series from a degree of reliability of 75%, being selected as significant those obtaining p-value below 25% of significance. In most part of the approved models, the p-values were around 5 or 10%. Only in specific cases the p-value of 25% was used. The p-value is not the only criterion adopted for the approval of the models, considering that other tests (residue analyses and information criteria) were applied to each model. Not necessary a value of significance greater than 0.05 or 0.1 is a factor of elimination of the estimated model. There is not a consensus in the specialized literature of the p-value threshold value, the most important being understanding the problem in screen and the theoretical justification [13].

     For the case of autoregressive components, moving averages, and trend averages, the models with the best information criteria and that resulted in models with proper residues were selected. The choice of a more appropriate methodology was performed in the following order: Box & Jenkins, ETS and Dynamic Models. The models in which the coefficient signals of the auxiliary variables followed the economic logics were also selected. Therefore, the approach used allows for choosing the best model among a wide range of options and the selection of relevant auxiliary variables. For the 6 companies designated, this approach was applied to each one of the eight consumption classes, which facilities the treatment of specificities of each one of the series to be forecasted. Appendix C shows the consistency tests performed to each selected model. Appendix D presents models that have also been tested and not selected for they violate modeling criteria.

     The market forecast per voltage level took into account the evolution of the participation in the voltage levels of the overall market since 2012, according to information provided by the concessionaires. From the analysis of the behavior of these participations, it was possible to build an evolution curve, based on linear extrapolation, generating the market forecasts for each level of voltage (High, Medium, and Low). The evolution of the participation of each voltage level is presented in Graph 3.

PwC | Loeser e Portela Advogados | Siglasul	Prepared to BNDES	28

90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Jan/10
May/11
Sept/12
Jan/14
May/15
Sept/16
Jan/18
May/19
Sept/20
Jan/22
May/23
Sept/24
Jan/26
May/27
Sept/28
Jan/30
May/31
Sept/32
Jan/34
May/35
Sept/36
Jan/38
May/39
Sept/40
Jan/42
May/43
Sept/44
Jan/46
May/47
Sept/48
AT
MT
BT

Source: Own elaboration.

The information on the volume of consumption in the free market was obtained from the SPARTA spreadsheet of tariff readjustment for 2016. These annual data have been transformed into monthly data based on the seasonality of the high and medium voltage markets. The mid-market forecast accompanied directly the forecasted average growth for the high and medium voltage markets.

Finally for the forecast of consumption of electric power in the area of concession of CEMAR (Distribution), also obtained from the SPARTA spreadsheet and monthlized based on the seasonality of the total market of Cepisa, the growth rate of the total forecasted market was adopted for Cepisa.

Auxiliary Data and Variables

The models may be different in each class of consumption, depending on the Distributor. After several tests, the auxiliary variables used in the models per consumption classes are presented below. The adjustments of the models followed the hierarchical logics, prioritizing variables showing first in column “Tested” of Table 8.

Class	Variables	
	Tested	Used
Residential	Population Population or Residential UC	Population
Industrial	GDP	GDP
Commercial	GDP and one between: Population and Commercial UC	GDP and Commercial CU
Rural	GDP and Rural Population	GDP
Public Entity	Population, GDP, Univariate	Univariate
Public Lighting	Univariate	-
Public Service	Population and CU Public Service	CU Public Service
Self Consumption	Univariate	-

Source: Own Elaboration.

In addition to the correlated variables (auxiliary), due to the strong volatility of several series, dummy variables have been used to capture momentary changes or structural breaks[10] in the historical series.

The data of **Population Total** were obtained from the Brazilian Institute for Geography and Statistics ("IBGE"). IBGE provides the forecasted monthly population of the State until 2030. After this period, the growth rate month by month was used for the forecast in each Federative Unit, until 2048. The monthly growth rates were constant from 2030 to 2048 and corresponded to: Rondônia 0.05%, Acre 0.08%, Amazonas 0.07%, Boa Vista 0.10%; Piauí 0.01% and Alagoas 0.02%.

The forecast of the monthly population for the Federal Units, carried out by IBGE, was obtained from the Method of Demographic Components, which incorporates information on the dynamics of demographic growth (mortality, fecundity, and migration). The monthly forecast is obtained from the use of a third-degree polynomial from the annual population forecasted by the Method of Demographic Components[11].

In the case of the historical series of Rural Population, its forecast was made from the series of Total Population. The market share (%) of the total population for transformation into rural population was made based on information of the National Household Sample Survey – PNAD (2000\2015) and Demographic Censuses (2000 and 2010), with decennial forecast until 2050 and linear interpolation between the annual periods.

The forecast of the historical series of **Consumption Units** was made based on the State space model (ETS) that captures the error, trend, and seasonality. This, the forecast is univariate, based on the structure of the very own data series. The data have been obtained by the Distributors.

In the case of **Total GDP**, we have used the monthly series of the national GDP, provided by the Banco Central (BCB-Depec), at current values, including the period from January/2003 to December/2017. The series was transformed into real values of 2000, based on the GDP's implicit

[10] Structural breaks means dispersions and/or atypical inclinations to the data of the historical series.

[11] For more information, access <http://www.ibge.gov.br/apps/populacao/projecao/notatecnica.html> date of access: June 2, 2017.

deflater, of the same, prior source. The series was forecasted until 2020, based on the GDP growth rate per year, available in the Central Bank of Brazil's Market Expectations System, on March 3, 2017. After this year, a constant GDP growth rate of 3% p.a. was used, following the long term forecasts of Banco BRADESCO until Dec/2048. This decision was made because BRADESCO presented a greater forecasting horizon than that of the Central Bank of Brazil.

The growth of the forecasted GDP indicates a recovery of Brazilian economy from 2017, with an expansion above 2% p.a. already in 2018. After 2021, the country will enter a phase of sustained growth at a moderate rate of 3% p.a.. If compared to forecasts of the Brazilian GDP, the forecasted scenario is that of moderate bias. In the long term, it considers an expansion smaller than that brought in the Decennial Energy Plan (BRASIL, 2015), disclosed by the Energetic Planning Company ("Empresa de Planejamento Energético"), indicating growth of 4.5% p.a. in the period from 2019 to 2024, while our scenario indicates an evolution of 2.8% p.a.. In the short term, the scenario is more optimistic than the World Bank estimates, which forecast a slower recovery, with GDP having growth below 2% p.a. in 2018.

Figure 9 illustrates the GDP growth forecasts (% p.a.) from the external sources mentioned above.

Projections:

2015	2016	2017	2018	2019	2020
-3.8	-3.5	0.5	2.3	2.5	2.5

Source: FOCUS. BACEN. Date March 3 2017 (estimation of the median of respondents)

2015	2016	2017	2018	2019	2020	2021	2022	2023
-3.8	-3.6	0.3	2.5	3.0	3.0	3.0	3.0	3.0

Source: BRADESCO. Date April 12 2017.

Other Sources:

2015-2019	2019-2024	2015-2024
1.8	4.5	3.2

Source: Decennial Power Plan - PDE. EPE. date April 13 20172017.

2014	2015	2016	2017	2018	2019
0.5	-3.8	-3.4	0.5	1.8	2.2

Source: World Bank. Date April 13 2017.

Figure 9 – GDP real growth projections (% p.a.) of external sources
Source: BACEN, BRADESCO, PDE and World Bank.

To obtain the Total GDP for the Federative Units, the market share of the Total GDP of the Federative Unit in relation to the Total GDP of the country. Since this value is annual, the same value from January to December of the respective year has been applied. As of January/2015, the market share of the Federative Unit's GDP was forecasted using the trend of past values, in the periods with greater potential growth of the market share, and the values were kept as constant market share as of January/2030, converging with the growth of the national GDP. Such forecast of the market share in the forecast of the total monthly GDP was applied at real values of 2000, obtaining the effective monthly total GDP for the Federative Units used.

Figure 9 present the market share of each State GDP between 2002 and 2014. In all States forming one of the areas of concession of the 6 companies, except for Alagoas, there is an increase of its economic relevance in a period of 12 years. This context results from a gradual, non-uniform trend of deconcentration of the economic activities of the South and Southeast regions to the other regions of Brazil. This trend occurs due to several reasons, such as, for instance: dislocation from the modern and exporting agricultural front to the States of Northeast and North regions, faster growth of the population in these States, expansion of the service services (especially tourism), increase to the weight of the traditional industry – seeking more competitive costs – and the commercial segment – which follows the general trend of the regional economy –, among others.

Table 9 – State GDP share in Brazil's GDP (%)

UF	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	(2002-2014)
Brazil	100	100	100	100	100	100	100	100	100	100	100	100	100	-
Rondônia	0.5	0.55	0.56	0.58	0.54	0.53	0.56	0.59	0.62	0.63	0.63	0.58	0.59	0.09
Acre	0.2	0.2	0.19	0.2	0.19	0.2	0.21	0.22	0.21	0.2	0.21	0.22	0.23	0.03
Amazonas	1.48	1.51	1.59	1.57	1.66	1.6	1.55	1.52	1.57	1.62	1.5	1.56	1.5	0.02
Roraima	0.16	0.15	0.14	0.15	0.16	0.15	0.16	0.17	0.17	0.17	0.16	0.17	0.17	0.01
Pará	1.78	1.76	1.9	1.87	1.91	1.91	1.96	1.85	2.13	2.26	2.22	2.27	2.16	0.38
Amapá	0.21	0.2	0.2	0.2	0.22	0.22	0.22	0.22	0.21	0.22	0.23	0.24	0.23	0.02
Tocantins	0.36	0.38	0.37	0.36	0.36	0.37	0.39	0.41	0.42	0.42	0.43	0.45	0.45	0.09
Maranhão	1.07	1.14	1.13	1.16	1.23	1.13	1.22	1.23	1.19	1.19	1.26	1.27	1.33	0.26
Piauí	0.48	0.49	0.48	0.49	0.55	0.5	0.52	0.57	0.57	0.59	0.59	0.59	0.65	0.17
Ceará	1.93	1.9	1.88	1.89	1.93	1.87	1.94	2.02	2.04	2.05	2.01	2.05	2.18	0.25
Rio Grande do Norte	0.91	0.87	0.88	0.92	0.95	0.97	0.93	0.93	0.93	0.94	0.96	0.97	0.93	0.02
Paraíba	0.86	0.86	0.8	0.81	0.86	0.84	0.86	0.91	0.86	0.85	0.88	0.87	0.92	0.06
Pernambuco	2.42	2.26	2.3	2.31	2.3	2.3	2.26	2.39	2.5	2.52	2.66	2.65	2.68	0.26
Alagoas	0.77	0.73	0.72	0.71	0.72	0.73	0.72	0.73	0.7	0.72	0.72	0.7	0.71	-0.06
Sergipe	0.69	0.68	0.68	0.66	0.68	0.67	0.69	0.65	0.68	0.67	0.68	0.66	0.65	-0.04
Bahia	3.95	3.91	3.98	4.07	3.96	4.02	3.91	4.14	3.97	3.81	3.79	3.84	3.87	-0.08
Minas Gerais	8.33	8.39	8.78	8.68	8.83	8.84	8.96	8.62	9.04	9.14	9.19	9.15	8.94	0.61
Espírito Santo	1.82	1.83	2.03	2.17	2.22	2.23	2.32	2.08	2.2	2.42	2.43	2.2	2.23	0.41
Rio de Janeiro	12.38	11.8	12.32	12.43	12.44	11.9	12.16	11.75	11.58	11.72	11.94	11.78	11.61	-0.77
São Paulo	34.85	34.43	33.35	34.23	34.22	34.4	33.52	33.82	33.32	32.83	32.38	32.17	32.15	-2.7
Paraná	5.93	6.41	6.31	5.87	5.71	6.07	5.97	5.9	5.8	5.88	5.93	6.25	6.02	0.09
Santa Catarina	3.66	3.73	3.76	3.76	3.78	3.81	3.91	3.87	3.96	3.98	3.98	4.02	4.2	0.54
Rio Grande do Sul	6.64	6.95	6.7	6.28	6.13	6.18	6.12	6.13	6.21	6.06	5.97	6.23	6.19	-0.45
Mato Grosso do Sul	1.1	1.27	1.19	1.09	1.11	1.11	1.16	1.19	1.22	1.26	1.29	1.3	1.37	0.27
Mato Grosso	1.29	1.55	1.71	1.58	1.27	1.4	1.58	1.58	1.46	1.58	1.65	1.67	1.75	0.46
Goiás	2.59	2.65	2.61	2.48	2.55	2.63	2.65	2.79	2.75	2.77	2.88	2.84	2.86	0.27
Distrito Federal	3.62	3.4	3.43	3.49	3.51	3.43	3.55	3.73	3.71	3.53	3.41	3.3	3.42	-0.2

Source: IBGE.

Considering the long term time window of our forecasts, we assume that this trend of deconcentration of the economic activity will be maintained in the following years to all analyzed States. Thus, we have forecasted, from the historical series, a gradual expansion of the GDP share of these States until 2030. The GDP growth of each States grows more than the national average in this phase of convergence and will subsequently accompany the median expansion of the national economy. This behavior of the State economy growth is consistent wit the historical trends and still carried a moderate bias when allowing a smoothening of the expansion in the last decade of the analyzed period. See the results of the forecasts in Graph 4 and in Table 10.

PIAUÍ
Participation (%)
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028

Source: Own elaboration.

Table 10 – GDP average growth rates (%)

Average GDP Growth (%)	2010-16	2017	2018	2019	2020-22	2023-27	2028-32	2033-37	2038-4
Brazil	1.4%	0.5%	2.3%	2.5%	2.8%	3.0%	3.0%	3.0%	3.0%
Acre	3.0%	4.1%	5.9%	5.9%	6.1%	5.9%	4.3%	3.0%	3.0%
Alagoas	1.9%	1.0%	2.8%	3.0%	3.3%	3.5%	3.2%	3.0%	3.0%
Amazonas	4.3%	2.9%	4.7%	4.9%	5.1%	5.1%	4.0%	3.0%	3.0%
Piauí	3.4%	2.5%	4.3%	4.4%	4.7%	4.7%	3.8%	3.0%	3.0%
Rondônia	3.6%	2.3%	4.1%	4.3%	4.5%	4.6%	3.7%	3.0%	3.0%
Roraima	3.8%	2.9%	4.7%	4.8%	5.1%	5.0%	3.9%	3.0%	3.0%

Notes: The GDP convergence occurred in 2030 to the Federative Units, with the last forecast of BRADESCO being kept to the national scenario.
Source: Own elaboration.

Finally, the auxiliary variable "Formal Jobs Generated" presents the number of formal employees in the State. It is built based on the data of the Annual Statement of Social Information ("*Relação Anual de Informações Sociais* – RAIS") of the Ministry of Labor and Social Security ("*Ministério do Trabalho e Previdência Social* - MTE"). The information are *monthlized* from the net, monthly operation of occupied (hiring - dismissals) available in the General Directory of Active and Retired Employees ("*Cadastro Geral de Empregados e Desempregados* – CAGED") of the MTE. The forecast was obtained from the linear extrapolation with the State GDP, with the purpose of reflecting the economic performance of the region and its direct effect to the labor market.

3.3. Market Forecast Results

Chart 2 presents the results of the forecast for the Residential class of Boa Vista (Capital). The elected model for the conduction of forecasts – and proven as the most robust -, was that based on the Box & Jenking methodology, having Population and seasonality presence being the auxiliary variable, using the series observed of consumption from January 2009 to December

2016. From the estimated forecasts, Residential consumptions grows at an average of 4.81% p.a. between 2017 and 2048.

Auxiliary Variable
Population
Year

Box & Jenkins

Variables	Coefficient	p-value
Constant	-0.4160	0.289
AR (1)	0.5007	<0.001
SAR (1)	0.5427	<0.001
Trend	0.0004	0.479
Ln (Population)	0.2133	<0.001

MAPE: 3.04%

Forecast
MWh
Year

Source: Own elaboration, based on the data provided by Cepisa.

Chart 3 presents the results of the forecast for the Residential class of Cepisa. The elected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, with GDP, seasonality, and structural break in January 2012 and after being used as auxiliary variable, using the observed series of consumption from January 2004 to December 2016. From the estimated forecasts, the Industrial consumption grows at an average of 1.73% p.a. between 2017 and 2048.

Auxiliary Variable
Year

Variables	Coefficient	p-value
Constant	6.7834	0.002
Ln (PIB)	0.4792	0.116
Saz (2)	-0.0327	0.576
Saz (3)	0.0265	0.652
Saz (4)	0.0014	0.982
Saz (5)	0.0223	0.713
Saz (6)	0.0130	0.826
Saz (7)	-0.0058	0.928
Saz (8)	0.1529	0.024
Saz (9)	0.0897	0.141
Saz (10)	-0.0140	0.830
Saz (11)	0.0623	0.337
Saz (12)	0.0227	0.734
Dummy moment (Aug/13)	-1.2611	<0.001
Dummy structure break (Aug/12)	-0.3392	<0.001

R^2=0.79

Forecast
MWh
Year

Source: Own elaboration, based on the data provided by Cepisa.

Chart 4 presents the results of the forecast for the Commercial class of Cepisa. The elected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, with Population and State GDP as auxiliary variables, in addition to seasonality, using the observed series of consumption from January 2009 to December 2016. Based on the estimated forecasts, the Commercial consumption grows at an average of 2.26% p.a. between 2017 and 2048.

Auxiliary Variable
Year

Box & Jenkins

Variables	Coefficient	p-value
Constant	-46770259.2849	<0.001
AR (1)	0.5895	<0.001
SAR (1)	0.4638	0.001
Ln (UC Comercial)	4000318.8803	<0.001
Ln (GDP)	491718.7415	0.176

MAPE: 2.86%

Forecast
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
MWh
Year

Source: Own elaboration, based on the data provided by Cepisa.

Chart 5 presents the results of the forecast for the Rural class of Cepisa. The elected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, the auxiliary variable Stated GDP, in addition to seasonality and component of trend, using the observed series of consumption from January 2009 to December 2016. Based on the estimated forecasts, the Rural consumption grows at an average of 5.80% p.a. between 2017 and 2048.

Auxiliary Variable
Year

Box & Jenkins

Variables	Coefficient	p-value
SAR (1)	-0.5917	<0.001
Trend	0.1137	<0.001
Ln (GDP)	1.1333	0.243

MAPE: 9.50%

Forecast
MWh
Year

Source: Own elaboration, based on the data provided by Cepisa.

Chart 6 presents the results of the forecast for the Public Power class of Cepisa. The elected model for the conduction of forecasts – and proven as the most robust -, uses the ETS methodology, using the observed series of consumption from January 2009 to December 2016. Based on the estimated forecasts, the consumption of the Public Service grows at an average of 2.79% p.a. between 2017 and 2048.

ETS (M, Ad, M) – Additive damped trend, with multiplicative Hot-Winter's method and multiplicative errors

Variables	Coefficient
α	0.5000
β	0.0155
γ	0.0001

MAPE: 4.06%

Forecast
60,000
50,000
40,000
30,000
20,000
10,000
0
MWh
2009
2010
2012
2014
2015
2017
2019
2020
2022
2024
2025
2027
2029
2030
2032
2034
2035
2037
2039
2040
2042
2044
2045
2047
Year

Source: Own elaboration, based on the data provided by Cepisa.

Chart 7 presents the results of the forecast for the Public Lighting class of Cepisa. The elected model for the conduction of forecasts – and proven as the most robust -, uses the ETS methodology, using the observed series of consumption from January 2009 to December 2016. Based on the estimated forecasts, the consumption of Public Lighting will grow at an average of 0.27% p.a. between 2017 and 2048.

ETS (M, Ad, M) – Additive damped trend, with multiplicative Hot-Winter's method and multiplicative errors

Variables	Coefficient
α	0.1818
β	0.0628
γ	0.0001
φ	0.9648

MAPE: 2.83%

Forecast
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
MWh
2009 2010 2012 2014 2015 2017 2019 2020 2022 2024 2025 2027 2029 2030 2032 2034 2035 2037 2039 2040 2042 2044 2045 2047
Year

Source: Own elaboration, based on the data provided by Cepisa.

Chart 8 presents the results of the forecast for the Public Service class of Cepisa. The elected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, the auxiliary variable Consumption Units of the Public Services, with momentary dummies in January 2010 and September 2012, in addition to the trend component, using the observed series of consumption from January 2009 to December 2016. Based on the estimated forecasts, the consumption of Public Service will grow at an average of 1.94% p.a. between 2017 and 2048.

Auxiliary Variable
Public Services UC
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Year

Box & Jenkins

Variables	Coefficient	p-value
Constant	40014950.5700	0.000
AR (1)	0.7564	0.000
Trend	444867.1246	0.000
Momentary Dummy (jan 2010)	124839132.2496	0.000
Momentary Dummy (set 2010)	40253851.4585	0.000
Public Services UC	2007.2330	0.230

MAPE: 3.04%

Forecast
MWh
30,000
25,000
20,000
15,000
10,000
5,000
0
Year

Source: Own elaboration, based on the data provided by Cepisa.

Chart 9 presents the results of the forecast for the Own Consumption class of Cepisa. The elected model for the conduction of forecasts – and proven as the most robust -, uses the Box & Jenkins methodology, with momentary dummies in November 2011, June 2013, and January 2016, and the presence of seasonality, using the observed series of consumption from January 2009 to December 2016. Based on the estimated forecasts, Own Consumption grows at an average of 0.07% p.a. between 2017 and 2048.

Box & Jenkins

Variables	Coefficient	p-value
MA (1)	-0.8494	<0.001
SMA (1)	0.3217	0.003
SMA (2)	0.1865	0.057
Momentary Dummy (nov/11 to jun/13)	0.0022	0.001
Momentary Dummy (jan/16)	-0.0101	<0.001

MAPE: 7.03%

Forecast
MWh
500
450
400
350
300
250
200
150
100
50
0
Year

Source: Own elaboration, based on the data provided by Cepisa.

Table 11 presents the forecasted market per class of consumption discretized at every ten years between 2016 and 2046. The consumption in MWh per class is presented through its percentage share in relation to the total consumption and percentage growth between decennial periods. Graph 5 and Graph 6 illustrate the forecasted market behavior per class of consumption.

CLASSE	MWh				Representativeness				Average growth p.a.		
	2016	2026	2036	2046	2016	2026	2036	2046	2017/202	2027/2036	2037/2046
Residential	1,628,769	2,854,262	4,242,170	6,622,174	48.89%	54.00%	57.83%	63.59%	5.77%	4.04%	4.55%
Industrial	207,352	255,868	302,681	348,737	6.22%	4.84%	4.13%	3.35%	2.12%	1.69%	1.43%
Commercial	740,754	1,074,371	1,302,370	1,478,524	22.23%	20.32%	17.75%	14.20%	3.79%	1.94%	1.28%
Rural	162,769	335,629	572,278	902,816	4.89%	6.35%	7.80%	8.67%	7.54%	5.48%	4.66%
Public Entity	243,826	347,058	456,814	566,572	7.32%	6.57%	6.23%	5.44%	3.60%	2.79%	2.18%
Public Lighting	183,793	199,903	200,145	200,149	5.52%	3.78%	2.73%	1.92%	0.85%	0.01%	0.00%
Public Service	161,250	215,513	256,303	291,439	4.84%	4.08%	3.49%	2.80%	2.95%	1.75%	1.29%
Self Consumption	3,311	3,389	3,389	3,389	0.10%	0.06%	0.05%	0.03%	0.24%	0.00%	0.00%
Total	3,331,824	5,285,994	7,336,150	10,413,800	100.00%	100.00%	100.00%	100.00%	4.73%	3.33%	3.57%

Source: Own elaboration.

7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
MWh
1628769
2854262
4242170
207352
255868
302681
348737
740754
1074371
1302370
1478524
162769
335629
572278
902816
243826
347058
456814
566572
183793
199903
200145
200149
161250
215513
256303
291439
3311
3389
3389
3389
Residential
Indutry
Business
Rural
Public Entity
Public Lighting
Public Service
Self Consumption
2016
2026
2036
2046

Source: Own elaboration.

7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
3,000,000
2,000,000
1,000,000
0
MWh
2016
2026
2036
2046
Residential
Industrial
Business
Rural
Public Entity
Public Light
Public Service
Self Consumption

Source: Own elaboration.

3.4. Consumption Unit Forecast Methodology

Due to the differentiated behavior of the growth of the historical series of residential consumption units and other Consumption Units (CU's), both series will be forecasted in separate and then combined, forming the series of Total CU's. Figure 10 illustrates schematically the employed methodologies.

Projection based in the homes evolution
Total UCs
=
Residencial UCs
+
Other UCs
Projection based in average consumption

Source: Own elaboration.

i. Forecast of Residential Consumption Units

The construction of the domiciliary historical series (equation) was initially performed for the forecasting of Residential Consumption Units, with data of the National Household Sample Survey – PNAD (IBGE). The annual series corresponds to years 2012 to 2015 (except the 2010 census year). The monthly series was obtained from the linear interpolation between the years. The historical series of domiciliary density () consists of the quotient between the domiciliary series and monthly population history (IBGE) and was forecasted from the decreasing trend until 2048. The forecasted series of households () consists of the quotient between Population and

Domiciliary Density. Thus, the domiciliary density was forecasted, which allowed obtaining the domiciliary series of (used for coverage), since the forecasted population was already known.

Equation 2 - Domiciliary Density Calculation

$$dens\_domic_t = \frac{pop_t}{domic_t} \rightarrow domic_{t+h} = \frac{pop_{t+h}}{dens\_domic_{t+h}}$$

Where h corresponds to a value of household pertaining to the interval of the position of the first value of the forecast until the position of the value corresponding to the end of the forecast horizon (December 2048). After these stages, the historical series of Coverage (K_t), consists of the quotient between the residential Consumption Units and Households.

Equation 3 – Kt Coverage

$$K_t = \frac{UC\_res_t}{domic_t}$$

It forecast was based on the trend of linear growth, establishing at 100% of coverage by the end of 2048. Finally, the forecast of residential CU's () was made from the outcome between the historical series of Coverage and households.

Equation 4 – Residential CU's Forecast

$$K_t = \frac{UC\_res_t}{domic_t} \rightarrow UC\_res_{t+h} = K_{t+h} \times domic_{t+h}$$

ii. Forecast of Other CU's

For the forecast of Other Consumption Units, first of all, we calculated the historical series of average consumption (), which consists of the quotient between the consumption in MWh (of the classes (except residential), divided by the total of CU's (except residential). Period from 2012 until the last month available.

Equation 5 – Average Consumption Series

$$CM_t = \frac{C\_tot_t - C\_res_t}{UC\_tot_t - UC\_res_t}$$

The forecast of average consumption (was made from the trend of linear growth, converging to the national average consumption of 1,749 kWh per year (ANEEL, 2016, only considering the distribution concessionaires) in up to 30 years. The forecast of CU's, except residential CU's), consists of the quotient between the consumption in MWh of the classes (except residential) and the average consumption (). It is obtained according to the formula of Equation 6.

Equation 6 – CU's Forecast

$$UC\_demais_t = UC\_tot_t - UC_{res_t} \; e \; CM_t = \frac{C_{tot_t} - C_{res_t}}{UC_{tot_t} - UC_{res_t}} \rightarrow UC\_demais_{t+h} = \frac{C\_tot_{t+h} - C\_res_{t+h}}{CM_{t+h}}$$

3.5. CU Forecast Results

Graph 7 presents the result obtained for the CU forecast, with historical series until 2048. Note that the historical series of Consumption units after 2025 tends to decrease, a reflection of the population forecast by IBGE, as already described.

Graph 7 – Forecasts of CU's of Cepisa

1,750,000
1,650,000
1,550,000
1,450,000
1,350,000
1,250,000
1,150,000
1,050,000
950,000
850,000
750,000
UC
2012
2014
2016
2019
2021
2023
2026
2028
2030
2033
2035
2037
2040
2042
2044
2047
Years

Source: Own elaboration.

Table 12 presents the summary of the forecast of Total CU's for Cepisa until 2048. The average growth registered in the period from 2017 to 2048 was of 0.79% p.a..

Distributor	2015	2016	2015/2016 (% yearly)	2026	2036	2046	2017/2026 (%yearly)	2027/2036 (%yearly)	2037/2046 (%yearly)
Cepisa	14,043,590	14,549,989	3.61%	18,194,983	19,432,183	18,774,000	2.26%	0.67%	-0.34%

Source: Own elaboration.

4. Methodologies, Premises, and Results of Readjustment and Reviews

4.1. Overview

4.1.1. Regulation by incentives

The regime of regulation by the cost of service was effective in the electric power distribution sector in Brazil since the enactment of the Waters Code ("Código de Águas"), in 1934, until mid 90's. In this regime, the tariffs are determined based on the variation of the real costs verified by the companies. By being supported exclusively on the expenses observed by the regulated agent, the regulation by the cost of service includes is included in the tariff of expenses, regardless if associated nor not to a more efficient and prudent conduct. Since the regulated company transfers all costs to the tariffs, there is not withholding of gains associated with the increments in yield. Analogously, since the concessionaire may transfer to the tariffs the costs resulting from an ineffective conduct, this practice leads to low incentives to search for efficiency.

In the regimen of regulation by incentives, implemented and improved after Acts nos. 8.987/95, 9.427/96, and 9.648/98, the main purpose is to replicate the action that the market strengths would have over firms that act in natural monopolies, in order to simulate the environment of a competitive sector. In other words, the objective is to produce incentives towards cost reduction and technological innovations, in order to increase the yield of companies and promote the tariff modesty throughout time. The main approaches in the regulation by incentives are the price cap and the yardstick competition. In the international experience, these mechanisms are applied both in conjunction and individually, forming a " menu" of methodologies that aim the incentive of efficiency, adjusting the regulatory treatment to the characteristics of each sector and the objectives of public policies.

The price cap is based on the determination of cap price for each year, being adjusted by the inflation rate less the efficiency factor X determined by the Regulator. Thus, the Regulator establishes a maximum cap price (Pi) and a formula (ΔP) for the periodical readjustment.

$$P_i = P_{i-1} + (\Delta P) \cdot P_{i-1}$$

$$\Delta P = (IP - X + Y)$$

Where:

IP represents the variation of the price rate,

X is the Yield Factor; and

Y is the factor for contingency or unexpected expansions.

Figure 11 shows the effect of the regimen of the maximum prices over a public services concessionaire.

Performance gain got in the first tariff period
Tariff
T1
Operating costs & capital pay (Portion B)
Non-manageable costs (Portion A)
Anos
1º RTP
Performance gain got in the second tariff period
Tariff
T1
T2
Tariff reposition
Operating costs & capital pay (Portion B)
Non-manageable costs (Portion A)
Non-manageable costs (Portion A)
Years
1º RTP
2º RTP

Figure 11 – Price cap functioning

Source: Own Elaboration

Factor X captures expected gains of yield from the sector of activity, transferring them to the consumers through the prices. This mechanism stimulates the search of the concessionaire for superior efficiency in relation to the regulatory parameters, by reducing the unit costs. In the presented example, the tariff initially defined in T1, with Factor X equal zero, remains with its value fixed in real terms throughout the tariff cycle, until the 1st RTP. Throughout this period, the concessionaire has the opportunity of reducing its costs, obtaining more efficient and generating more economic gains. With the 2nd RTP, the tariffs are recalculated at moment T2 to the necessary level in order to cover efficient costs and remunerate the invested Capital. At this moment, the Regulator calculates the gains of efficiency that will be transferred to the next RTP. This process occurs with the definition of the Factor X, which will act as a T2 tariff reducer in the following years until the next RTP, when the new cap price and Factor X are determined.

In the yardstick competition, the fixed regulation of a set of metrics based on the comparison between companies, which allow simulating the conditions of a competitive market environment. In its most used model, the regulatory costs of each company may be defined from the average of the costs of other companies considered in the group. If the company is more efficient than the average, its costs will be below those recognized in the tariffs, and, therefore, will have higher revenue. Otherwise, if costs are above the average, the company will have loss. This methodology generates a strong stimulation to the continuous search for efficiency. Figure 12 illustrates how the method works, establishing a threshold of average costs with the comparison of concessionaires. Throughout time, with the dissemination of more efficient practices to the industry as a whole, the average costs threshold is dislocated downwards, leading to tariff modicity.

(1st RTP cycle)
Eff Costs (T1)
Costs R$
C1
X1
Costs Driver
A
B
D
E
F
G
H
I
(2nd RTP cycle)
Eff Costs (T1)
Eff Costs (T2)
Costs R$
C1
C2
X2
Costs Driver (*)
B
D
E
F
H
I

Figure 12 – Yardstick Competition Functioning

Source: Own Elaboration

This method is highly used by network service regulators around the world. As exposed in this Report, the National Agency for Electric Power ("ANEEL"), created by Act no. 9.427/96, built an extensive regulatory landmark based on the principles of the regulation by incentives, and uses the comparison between companies to determine several components of the tariffs, such as: operating costs, irrecoverable revenues, non-technical losses, gains of yield, service quality goals, Capital costs, and remuneration base. The forecasts and definitions of tariff trajectories in this work are grounded in the application of such regulatory instruments.

a) Tariff Operation Mechanisms

The operation of the tariff usually includes the following mechanisms: annual tariff adjustment ("IRT") and the periodical tariff review ("RTP"), which usually happed at every 4 or 5 years. There is also the extraordinary tariff review ("RTE"), which may occur at any time by virtue of a economic-financial instability of the concession agreement. In Figure 13 it is possible to visualize an example of how the tariff operation occurs throughout time.

RTP
IRT
IRT
IRT
RTP
Year 1 (test year)
Year 2
Year 3
Year 4

Source: Own Elaboration

b) Annual Tariff Readjustment

The annual readjustment consists of an monetary update of the tariff, permitting the maintenance of the buying power of the concessionaire. In this mechanism, differentiated treatment is given to the so-called manageable costs (Installment B) and non-manageable costs (Installment A). Manageable costs are those that depend on the actions and control of the regulated companies, while non-manageable costs are odd to the agent's management. In the logics of regulation per incentives, the variations of non-manageable costs usually are transferred to consumers, assuring the neutrality of these expenses with the result of the regulated agent. On its turn, manageable costs are updated by the deducted inflation adjustment of Factor X, for yield sharing. The equation below exemplifies a calculation of the annual tariff readjustment rate (IRT), where the values of Installment A are recalculated and Installment B is updated by the inflation, deducted from the Factor X calculated in the last RTP.

Equation 8 – Formulation for Tariff Readjustment Rate

$$IRT = \frac{VPA_1 + VPB_0 * (IVI - X)}{RA_0}$$

Where:

VPA_1: Value of Installment on the date of readjustment being processed ("DRP"),

VPB_0: Value of Installment B on the previous reference date ("DRA"), defined as $RA_0 - VPA_0$,

RA_0: Annual Revenue with previous tariffs applied to the market verified in a 12-month period,

VPA_0: Value of Installment at the DRA,

IVI: Inflation Variation Rate; and

X: Regulatory yield.

c) Periodical Tariff Review

The periodical tariff review establishes a new equilibrium tariff that will assure the fair remuneration of prudent investments and the transfer of efficient operating costs. This tariff, calculated based on the required revenue (RR), is formed by Installment A (non-manageable costs) and Installment B (manageable costs). Since the main purpose at the RTP is to analyze the economic-financial equilibrium of the concession for the tariff cycle as a whole, this process involves, in addition to the calculation of the tariff redetermination, the establishment of Factor X, mechanism responsible for transferring to consumer the efficiency gains, verified by the RTPs.

d) Extraordinary Tariff Review

In addition to the annual readjustments and periodical reviews, the Regulator my, upon request of the regulated agent or granting power, perform the Extraordinary Tariff Review (RTE)

at any time, whenever an event causes substantial economic-financial instability. The RTE may be requested in cases of creation, change or extinction of taxes or charges, after the execution of the concession agreements, and whenever the impact over the activities of the companies is relevant, and duly proven, to the economic-financial equilibrium.

e) Manageable and non-manageable installment

     Non-manageable costs correspond to expenses that do not depend on the control of the concessionaire, being directly transferred to the consumer. These items form a relevant part of Installment A, component of the revenue of the concessionaire of distribution that includes costs and sectorial charges, in addition to costs of inputs and upstream segments of the activities of the regulated company, such as costs of power generated or transmitted to the electric power distribution companies. On their turn, manageable costs represent the installment related to the effective activity of the electric power distribution concessionaire, in which the company may establish strategies of management. The so-called Installment B is composed, for instance, by the operational costs, capital and depreciation costs, and non-recoverable revenues.

     There are also costs that present a relative degree of management by the concessionaire. This is the case, for instance, of non-technical losses (“PNT”), whose amount depends on both the efficiency of the commercial activities and routines of the concessionaire and on the socioeconomic, institutional, and cultural environment of the geographic area in which the company acts.

     Although they affect the purchase of power, allocated in Installment A, technical and nontechnical losses receive regulatory treatment aiming at allowing gains of efficiency in the procedures. The purchase of power may also receive regulatory treatment and respect restriction in order to foment an efficient acquisition and modicity to the end consumer (captive).

     An example of this regulatory treatment are the controls related to the purchase of power by related party and the obligations of acquisition of power in auctions in the regulated environment. Therefore, the separation of the manageable and non-manageable costs, in the so-called Installments A and B, is a conceptual simplification that may be changed in accordance with the evolution of the regulation.

4.1.2. Recent changes to the contractual and tariff rules of the electric power distribution.

     The implementation of the regime of regulation by incentives in the activity of electric power distribution has been done throughout almost two decades, conditioned by changes to the concession/permit agreements and by public policies. Its evolution and transformation were also marked by the processes of discussions, in inquiries and public hearings, of the regulations that treat the different tariff and contractual aspects. Currently, these rules are described in Technical Notes elaborated by ANEEL, which describe in detail the methods, premises, and results applicable to the different components of the tariffs and the tariff operation procedures.

     These regulatory rules are consolidated in the Tariff Regulation Procedures (“PRORET”), which have normative character and consolidate the regulation of tariff processes. The PRORET

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structure was approved by Normative Resolution no. 435/2011, organized in 12 modules, which on their turn are subdivided into submodules.

     Regarding the distribution of electric power, there is a set of tariff procedures that include specificities to each contractual situations, as detailed below: I. To Distributors that renew their concession agreements under the terms of Decree no. 8.461/2015, signed contractual amendments with new economic clauses, or signed contractual amendments for the complete adhesion to the new concession model12, the new tariff rules presented in Normative Resolution no. 761/2017 and in the PRORET list indicated with the letter A in its original number shall be valid13.

II. To companies holders of permits and concessionaires of distribution that have not renewed their concession agreement or signed amendments still have valid the PRORET without the indication of letter A.

III. For the set of Distributors owned by the Government, responsible for the provision of distribution services in concessions that have not been extended (so-called Designated Distributors), specific rules shall be applied as per Normative Resolution no. 748/2016 and Homologation Resolution no.

2.184/201614.

     Figure 14 presents a timeline with the indications of all Normative Resolutions (REN), Homologation Resolutions (REH), Technical Notes (NT), and Public Hearings (AP) that changed or proposed changes to the PRORET as of April 2015.

12 Under the terms of the Vote of the Rapporteur in the 30th Ordinary Public Meeting of 2016. 13 Submodules 2.1A, 2.2A, 2.5A, 2.7A, 3.1A, 3.2A, 3.3A, 3.4A, 4.2A and 4.4A.

14 Both resolutions substitute Technical Note no. 331/2016, establishing, on a conclusive basis, the additional conditions to be applied to the Designated Distributors (agency or entity of the government, by decision of the Granting Power, for the provision of the public service of electric power distribution due to the non-extension of a given concession as per Act no. 12.783/2013), with the purpose of assuring the continuity of the provision of the public service of electric power distribution until the empowerment of a new concessionaire to be granted by bidding procedure.

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Change PRORETs 2.3 and 8.7
REN 688 and 695/2015
Change PRORETs 2.1, 3.5 and 7.3
REN 721 and 723/2016 & DSP 1846/2016
Change PRORETs 2.7 and 8.6
REN 737 and 734/2016
REN 761/2017
Feb/17
May/15
Mar/16
Oct and Nov/16
Jun/16
Dec/16
REN 660/2015
Change PRORETs 2.2, 2.5 and 2.8
REN 703 and 704/2016
Change PRORETs 3.1, 4.1, 4.2, 4.3, 6.1 and 8
REN 737 and 746/2016
Change PRORETs 5.6 and 4.4
REN 750/2017
Changes PRORET 6.8
Regulate conditions for provision of the services of concessions not concessions under the control of public companies

Figure 14 – Timeline with changes to the PRORET.

Source: Own Elaboration.

Special note to Normative Resolution no. 761/2017, fruit of Public Hearing no. 58/2016, which implied substantial changes to the tariff calculations for the set of concessionaires of distribution that had their agreements extended under the terms of Decree no. 8.461/2015 or that signed a term of amendment to the agreement in force, as per Decision no. 2.194/2016.

a) Normative Resolution No. 761/2017

The resolution creates alternative versions of submodules 2.1, 2.2, 2.5, 2.7, 3.1, 3.2, 3.3, 3.4, 4.2, 4.4, 7.1, and 7.2, identified with the letter A. the new rules shall be applied in the first tariff procedure following the execution of the agreement or in the disclosure of the definitive versions of the "A" variants of PRORET, whatever occurs last. From the first tariff review after the execution of the agreement, the tariff cycle shall be changed to five years.

In relation to Module 2, which establishes the procedures of Tariff Review, the following changes are worth noting:

i. Installment A includes the volume of irrecoverable revenues ("RI"). In addition, the payment of the ONS charge no longer composes the installment of sectorial charges of Installment A and becomes part of Installment B.

ii. Installment B will be expurgated from the revenues with exceeded demand ("UD") and reactive surplus ("ER").

a. To companies that have already underwent the first tariff review after the 3rd Periodical Tariff Review (RTP), the accumulated balance of UD and ER, registered in specific account of special obligations until the date of execution of contractual amendment, will be subtracted from Installment B only in the second review after the 3rd RTP.

b. To companies that will undergo their first review after the 3rd RTP, the revenues registered as UD and ER in special obligations until the date of contractual amendment will be subtracted from Installment B. c. To all companies, the invoiced values of UD and ER between the date of contractual change and the date of the tariff procedure will be used as reducers of Installment B. d. The invoiced values will be updated according to the IPCA.

iii. The RI’s are no longer calculated in two installments and now consider exclusively the regulatory percentages of default. In addition, the financial revenues now compose the basis of calculation of the RI’s. iv. In the first tariff review after the execution of the contractual change, the calculation of the Factor X will no longer consider the average growth of the market and consumers of the tariff cycle, being determined on an annually basis. v. The values of other revenues (OR) to be subtracted from Installment B will be calculated in the twelve months prior to the month of reference for the review, and will be updated by the IPCA.

The rules of tariff readjustment presented in Module 3 had the following changes: i. If the first tariff process after the execution of contractual change is a tariff readjustment, known as DR1 in the A version of the PRORET, there will be the need to remove the RI components from Installment B and to transfer them to Installment A, in addition to isolating OR, UD, and ER, which will be determined according to what has been effectively realized. The ONS values shall be transferred from Installment A to Installment B. ii. In the tariff readjustments, Installment B shall be effectively calculated and not only obtained as a residue of the calculation of Required Revenue. iii. The value of Installment B considering the conditions in force and the Reference Market (VPB0DR1) will be obtained from the multiplication of this market for the economic value in force (homologated in the last procedure), equivalent to the tariff component of Thread B (TUSD Thread B) in force. This value will be updated by the difference between IPCA and Factor X and multiplied by a correction factor (Factor DR1), necessary for the application of the adjustments indicated in (i). Finally, the values of OR, UD, and ER will be expurgated, and added the values with ONS. iv. In the subsequent tariff processes, the procedure will be quite similar in practical terms, with the calculation of Factor Pbi-1, which reintroduces the values of OR, UD, and ER in Installment B, which will be adjusted by the inflation (IPCA) and Factor X. Following that, the observed values of these components in the period of reference are excluded from Installment B.

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     In Module 4, the neutralities are calculated to all components of Installment A (including other financial components, financial components of neutrality, and financial component of CVA balance to compensate), not only to sectorial charges, as it is the case of the rules in force. The concept of neutrality remains unchanged, such as the difference between the invoiced values and the values included in the tariff processes, neutralizing the differences derived from market changes15. The proposed methodologies of calculation differentiate items with tariff coverage of fixed nature, when the expense is not changed with the market variation (sectorial charges, connection charges, and Itaipu), and variably, in the opposite case (costs with power, charges with the use of transmission/distribution, and non-recoverable revenues).

     The specific case of the neutrality of non-recoverable revenues will be calculated only from the second tariff procedure after the execution of the contractual amendment, since until then there is not a component of tariff coverage for this item. All new items to which there is no calculation of neutrality shall take into account the date of execution of the agreement or contractual amendment. Therefore, for the first tariff procedure after the execution of the agreement or publication of the PRORET, whatever occurs last, the neutrality of Installment A will be calculated only from the next month of signature of the contractual amendment or renewal of the concession agreement, limited to the period of reference, i.e., the last 12 months.

     Finally, the installment of non-recoverable revenues was inserted in submodules 7.1 and 7.2, in the function of TUSD Losses cost. The update of submodule 3.2 impacts directly Module 7, due to the calculation of losses in the other facilities of transmission of shared use (DITc), which is in the tariff component of losses in the basic network.

b) Additional Conditions for the Designated Distributors

     In its 165th Special Meeting, the shareholders of Eletrobras decided not to approve the extension of the concessions of Ceal, Cepisa, Eletroacre, Ceron, Boa Vista Energia, and Amazonas Energia. In addition, Companhia de Eletricidade do Amapá (CEA) did not have its concession extended for it did not gather the requirements of compliance and Companhia Elétrica de Roraima (CEE) by recommendation of ANEEL. By means of several directives, the Ministry of Mines and Energy designated Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal, Boa Vista Energia and CEA as responsible for the provision of the public service of distribution of electric power until the end of 2017 or until the assumption of a new concessionaire, whatever occurs first.

     Figure 15 illustrates the timeline with recent rulings related to the renewal of the concessions of the distributors of the Eletrobras Group.

15 In this section we are describing the changed made to the PRORETs from Normative Resolution no. 276/2017, including changes to the treatment of the neutralities of charges. The modeling of the items composing Installment A in the financial model is detailed in section 3.2.

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Decision non renovation Eletrobras 22/07/16
Sets condition for services in concession non delayed
Ordinance 388, 07/26/16
Defines the BNDES as responsible for bids Dist. Eletrobrás Group
Decree 8893/16
Regulates (Def.) condition for services for assigned distributors
Normative resolution 748/16
Collect input to improve calculation of regulatory parameters and quality indicators of services
Technical Note 008/17
Balance analysis of concessions of distributions in assignment regime
Technical Note MME 247/17
Aug/16
Sep/16
May/17
Sep/17
Jul/16
Nov/16
Nov/16
Jun/17
Aug/17
Ordinance 420-425/16 de MME
Assign companies of Eletrobrás group for temporary service.
Technical Note 331/16
Regulate condition for services in utilities non delayed under federal control
End AP 58/16
Conditions of IRT and RTP conc. Renewed or added.
Approval Resolution 2184/16
Approves limits of losses, OPEX, DECi/FECi, payment for 2017 in assigned distr.
Technical Note 182/17
Guidelines for new contracts
Technical Note 88/17
Sets regulatory parameters for tariff procedures of assigned distr.
Technical Note 149/17
Definition of regulatory parameters for tariff procedures and indicative limits DEC and FEC.

Source: Own Elaboration

According to Technical Note no. 331/2016, which accompanied AP no. 63/2016, regarding regulatory revenues, there are specific conditions for the provisional provision of the service, such as the possibility of reverting compensations due to violation of individual indicators of quality to investments in the area of concession, of once again applying readjustments and tariff revenues, and receiving CDE, CCC and RGR resources. They also refer to the flexibilization of regulatory references of losses for the purchase of energy and transfers from CCC to the distributions of the Northern region of the country whose Capital was not connected to the SIN in 2009. Finally, the Technical Note indicates that ANEEL must assure the minimum condition of sustainability of Distributors, regulating the conditions of loan of resources of the RGR.

Ratifying the conditions addressed in Technical Note no. 331/2016, REN no. 748/2016 and REH no. 2.184/2016 established, in a definitive basis, the additional conditions to be applied to the Designated Distributors. Specifically, REN no. 748/2016 establishes the terms and conditions for the provision of the Designated Distributors, in relation to Revenue, RGR Loans, Management, Pre-designation default, use of resources of CCC, and Special Sanction Regime. On its turn, REH 2.148/2016 homologates regulatory limits of losses in the tariff procedures until 2025 to CEA, CERR, Amazonas Energia, and Boa Vista Energia, and determines, for the group of Designated Distributors, the limits of losses, operational costs, and indicators of continuity to be achieved by the end of 2017, in addition to the value of the Adequate Remuneration of Reference to be used in the loans of RGR.

In relation to the revenue, the resolutions indicate specific conditions to the following issues: (i) tariff operations, with the complete evaluation of the Regulatory Remuneration Bases ("BRR") in the tariff reviews; (ii) receipt of resources of CCC, CDE and RGR; (iii) possibility of reversal of compensations due to violations of individual indicators of quality – of both the service and product – to inexpensive investments in the areas of concession, computed from the last quarter, and annual values of 2016; (iv) flexibilization of the references of regulatory losses to Amazonas Energia, Boa Vista Energia, CEA, and CERR.

     Such resolution also establishes that the resources of RGR will be used to assure the minimum conditions of sustainability of the service, as per Directive no. 388/2016-MME, with deadlines, grace periods and fees as indicated in REN no. 748/2016, and the contracted obligations will be assumed by the new concessionaire.

     In addition, REN asserts that there are major investments to be made, which will reduce expenses of CCC and, therefore, classified as subrogation of the fund’s resources. ANEEL shall homologate prudent investments considered in the elaboration of the basic project, calculate the amount to be subrogated, and inspect the application. The agency or entity of the federal public administration shall assign to the contracted company for the implementation of the distribution lines, on an irrevocable basis, the credits of reimbursement of CCC.

     Finally, the resolution establishes an exceptional regime of regulatory sanctions, prioritizing the character exclusively orientational and/or determinant, without the imposition of penalties.

c) Public Hearing no. 094/2016

     In May 2017, ANEEL published, after receiving contributions in Public Hearing no. 094/2016: (i) Technical Note no. 182/2017, with guidelines for the elaboration of a new agreement for the concession of the public service of electric power, as per §1-A of Article 8 of Act no. 12.783/2013; and (ii) a new Contractual Draft.

     According to Technical Note no. 182/2017, dated May 2, 2017, ANEEL received Official Letter no. 242/2016-SE, of the Ministry of Mines and Energy (MME) requesting the elaboration of a draft of a concession agreement, observing a few guidelines that aim at expediting the realization and to increase competitiveness of bidding procedures of transfer of corporate control, associated with grants of new concessions. MME emphasized four guidelines: I. Adoption of clauses that allow the conversion of pecuniary compensations into investment obligations to the first five years of new concessions, aiming at allowing the recovery of the concessions; II. Adoption of trajectories of regulatory parameters of efficiency, providing the new controller with term to readjust the values adopted by the companies; III. Adoption of a tariff calendar with interstice of five years at every tariff review, but that allows the performance of two tariff reviews in the first five years of the agreement, allowing exceptionally, the acknowledgment in shorter investment terms; IV. The possibility of the calendar set forth in the item above being chosen by the winner of the bidding, with the first review occurring prior to the third tariff process after the execution of the agreement and the second review shall be carried out in the fifth tariff procedure after such signature.

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     According to the result of public hearing no. 094/2016 – presented in Technical Note no. 182/2017 -, transitory provisions were considered about the use of compensations due to violations of the limits of quality related to the continuity of the service and the voltage level to investment, as reproduced below.

“CLAUSE NINETEEN – TRANSITORY PROVISIONS

Subclause One - DISTRIBUTOR may use the resources of compensations due to violation of the limits of quality, related to the continuity of the service and sampling measurements of the voltage level in a permanent regime, for the realization of investments in the area of concession, until the end of the fifth calendar year after the date of execution of the concession agreement.

Paragraph One – From the date of execution of the agreement, the compensation values shall remain being calculated by DISTRIBUTOR, as per the regulation, for the purposes of follow-up and inspection by ANEEL.

Paragraph Two – From the second calendar year following the execution of the agreement, in case the calculated values of the compensations are below the values of the compensations calculated for the previous calendar year, such difference shall be considered as a demineralizers investment by DISTRIBUTOR upon its tariff review, with the remaining value being accounted in entry Obligations Linked to the Public Service of Electric Power (Special Obligations).

Paragraph Three – From the second calendar year following the execution of the agreement, in case the calculated values of compensations are higher than the compensations calculated for the previous calendar year, such different will be invested twice in the concession and accounted in entry Obligations Linked to the Public Service of Electric Power (Special Obligations). ”

     According to the Draft, as of 2020, the inobservance of the global, annual limits of the indicators of continuity per determined period will cause economic-financial limitations, as established in Subclause Eight.

“Subclause Eight – As of 2020, the inobservance of the annual limits of collective indicators of continuity for two years in a row or three times in five years may, as per the ANEEL regulation, imply limitation of dividends or payments of interest over its own capital, until the regulatory parameters are restored, observing the provisions of Item I of Subclause One of Clause Seven. ”

     From the sixth calendar year, the inobservance of the regulatory goals may imply the filing of a caducity proceeding of the concession as indicated in Subclause Thirteen, as reproduced below, applicable to the criteria related to the continuity of supply.

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*"**Subclause Thirteen** – For the period from the sixth calendar year following the execution of this agreement, the default of the concessionaire resulting from the inobservance of the criteria of efficiency in relation to the continuity of the supply will imply the opening of the caducity procedure, observing the provisions of this agreement, especially the right to fair hearing and to adversary proceeding, observing:*

***Paragraph One** – The inobservance of the global, annual limits of collective indicators of continuity for three years in a row will characterize, as per ANEEL regulation, default in relation to the continuity of the supply."*

There are restrictions on the Economic-Financial Management, which shall observe the criteria as presented in Clause One.

"CLAUSE ONE

The observance of the Efficiency Criterion in relation to the Economic-Financial Management will depend on the observance of the following inequations:

(I) $EBITDA \geq 0$ *(until the end of 2020 and kept in 2021, 2022, and 2023);*
(II) $[EBITDA\ (-)QRR \geq 0$ *(until the end of 2021 and kept in 2022 and 2023);*
(III) $Net\ Debt/[EBITDA\ (-)\ QRR]\} \leq 1/(0.8 * SELIC)$ *(until the end of 2022); and*
(IV) $Net\ Debt/[EBITDA\ (-)\ QRR]\} \leq 1/(1.11 * SELIC)$ *(until the end of 2023)."*

In the case of default of the criteria proposed by two (2) years in a row, restriction will occur to the distribution of provisions and to operations of related parties. In the period from the seventh calendar year following the execution of the agreement, the default of these efficiency criteria will imply the opening of the caducity procedure, as indicated in Subclause Fourteen.

*"**Subclause Fourteen** – For the period from the seventh calendar year following the execution of this agreement, the default of the concessionaire resulting from the Inobservance of Efficiency Criteria in relation to the Economic-Financial Management will imply the filing of a caducity procedure, observing the provisions of this Agreement, especially the right to a fair hearing and to adversary proceeding, observing:*

***Paragraph One** – The inobservance of the parameters for two years in a row, as per ANEEL regulation, will characterize the default in relation to the economic-financial management.*

***Paragraph Two** –ANEEL will establish the Efficiency Criteria in relation to the Economic-Financial Management set forth by Paragraph One of this Subclause prior to the commencement of periods preferably quinquennial, and the establishment of new parameters will observe, among other factors, the need of positive EBITDA and capacity of realization of minimum investments and debt management."*

     It has been observed in Technical Note no. 182/2017 that the designated companies needed high investments in the first years of the concession in order to restore the levels of quality of the service. According to ANEEL, this context consists of an atypical situation, incompatible with the type of application to which the methodology of the Factor X has been designed. Due to this reason, an adequateness of its calculation is seen as possible.

     In addition, the new Draft considered that the inspection performed by ANEEL will not apply penalties in the first two years of the new contracts, as a form of mitigating the effects of the technical or commercial problems inherited from the prior situation, as set forth in Subclause Five.

“Subclause Five – Until the twenty-fifth month following the month of execution of the concession agreement, the inspection of ANEEL will have an orientative and/or determinative character, without the application of penalties, except in case of inobservance of determinations by Aneel Management. ”

     To meet the request by the MME regarding a tariff calendar that allows an additional tariff review in the first five years of the agreement, aiming acknowledgment in shorter term of investments, the Draft presents the transitory provisions in its Clause Nineteen.

“Subclause Two – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, a tariff review may occur upon request of the Concessionaire, observing the following criteria: I – The tariff review in lieu of an annual tariff readjustment, to which the same date of processing shall be maintained.

II – The request for review shall be formally presented to ANEEL within at least one (1) years prior to its conduction.

III – The tariff review will occur based on the rules set forth in this agreement and in the regulations in force, except those items set forth in Subclause Three.

IV – In the period of review, the Concessionaire may request the complete evaluation of the Regulatory Remuneration Base.

V – The review shall occur until the third tariff procedure after the execution of the agreement. ”

     The Draft also defines the values and specific formulas of calculation for the period between the date of execution of the agreement and the first subsequent tariff review, as set forth in Subclause Three.

“Subclause Three – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, the values and formula of calculation for the

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Factor X will be used, as well as Operational Costs and Regulatory Losses, different from those set forth by Clause Six, observing the following criteria: I – The value of component Pd of Factor X will be defined as zero (0).

II – The regulatory Operational Costs will be defined considered a degree of efficiency of []% over the average of effective costs observed in the last three (3) years prior to the tariff processing.

III – Regulatory, non-technical losses will be defined in the percentage of []% over the average of the real percentages observed in the last three (3) years prior to the tariff processing.

Sole Paragraph – The tariff effects resulting from the treatment described in this Subclause will be perceived from the first tariff calculation following the execution of the agreement, always with prospective effects. ”

     Subclause Four establishes the rules on the debt related to the loan existing with the RGR fund, occurred in the period of designation.

“Subclause Four – DISTRIBUIDORA undertakes to settle the debt related to the loan existing with the RGR Fund occurred in the period of designation, in the following conditions: I – The interest rate to be used for the loan will be of 111% of the SELIC rate; II – The amortization of principal and the payment of interest will have a grace period of 12 months from the assumption of the concession by the new concessionaire, considering that, once the grace period expires, the amortization of the loan will occur in 36 monthly, equal installments. ”

d) Public Hearing no. 032 /2017

     On May 4, 2017, ANEEL placed in public hearing Technical Note no. 088/2017, aiming at gathering subsidies to improve the calculation of the regulatory parameters and indicators of quality of services that will serve as the basis for the next tariff review procedures of the Distributors controlled by Eletrobras. The Technical Note establishes the regulatory parameters for the tariff procedures of the Designated Distributors, defined under the terms of Normative Resolution no. 748/2016 and limits to the DEC and FEC collective indicators of continuity.

     The proposal is that the value of the T component of Factor X is equal zero (0)to all tariff processes homologated until the first tariff review process after the execution of the Concession Agreement, while to the value of the Xpd component the recommendation is to maintain the Pd component in force until the first tariff process after the execution of the Concession Agreement, when it will assume zero value (see ).

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Table13- Values Factor T and Xpd

Assigned distributor	Pd (%)	T (%)
Amazonas Energia	2.02	0
Boa Vista	1.39	0
Ceai	1.91	0
Cepisa	2.15	0
Ceron	2.02	0
Eletroacre	1.42	0

Source: Technical Note no. 088/2017, ANEEL

Regarding the values of regulatory losses, for Distributors Amazonas Energia, CEA, and Boa Vista, the systematic of transfer was defined by Article 4-A of Act no. 13.299/2016 and homologated until 2025 by Homologation Resolution no. 2.184, of 2016. To the others, the values in force should be adopted, which must remain in force until the first tariff review after the execution of the new concession agreement. In case the Concession Agreement foresees the flexibilization of the regulatory referential of non-technical losses, the value set forth in the agreement shall prevail. Table14 summarizes the foregoing.

Table14 - Values of Regulatory Losses

Assigned distributor	Technical losses (% Injected Power)	Non Technical losses (% of billed ET market)
Ceal	10.34	15.67
Cepisa	12.17	13.93
Ceron	11.15	8.33
Eletroacre	9.85	11.28

Source: Technical Note no. 088/2017, ANEEL

In relation to the global limits of DEC and FEC, the proposal is to maintain the limits of 2017 until the year of the first tariff review after the assumption of the new controllers of these companies. The limits to the indicators will be established by means of specific resolution to each Distributor, attached to the Technical Note. The sets of consumption units of CERR concessionaire shall become part of the concession area of Boa Vista Energia. Table 15 presents the global DEC and FEC limits to each Distributor, to be established for 2018 and after that, calculated from the limits proposed to the sets of consumption units.

Table 15 - DEC and FEC Global Limits

Assigned distributor	DEC	FEC	# Consumer Units
Amazonas Energia	45.58	43.44	940,962
Boa Vista	36.87	28.92	159,118
Ceai	13.73	10.38	1,123,164
Cepisa	19.17	12.44	1,233,677
Ceron	20.57	15.89	561,360
Eletroacre	27.58	23.36	256,297

Source: Technical Note no. 088/2017, ANEEL

This Report adopted the proposals of regulatory indicators as per Technical Note no. 088/2017, establishing the regulatory parameters for the tariff procedures of the Designated distributors and limits to the DEC and FEC collective indicators of continuity. Such parameters shall remain in force until the first tariff review after the execution of the new concession agreement of the companies.

e) Technical Note no. 351/2017

In July 2017, ANEEL disclosed Technical Note no. 351/2017, in attention to the request by the Ministry of Mines and Energy to evaluate the conditions of equilibrium of the concessions in analysis and the technical feasibility of reequilibrium prior to its sale/bidding procedure.

Technical Note no. 351/2017 identifies that new concessionaires would find a scenario of grave instability when assuming the new concession, especially in relation to operational costs and non-technical losses. As a solution, ANEEL considers the possibility of acknowledgment of an installment exceeding the regulatory installment to non-technical losses and operational costs in the tariff. This exceeding installment would correspond to the average between the regulatory values and realized to such indicators.

After the publication of Technical Note no. 351/2017, the Agency, by means of mailing to BNDES, presented answers to doubts and gave its clarifications, being worth noting: (i) that tariff additions in relation to non-technical losses and operational costs would be maintained until the first ordinary tariff review (2023); (ii) these additions would be applied to the annual tariff procedures of 2017; (iii) the additional review forecasted to occur in the first cycle, before 2023, shall not change the flexibilization indicated and will deal specifically with the tariff acknowledgment of the reevaluated base of assets.

In view of the identification of unfeasibility of payment, by the new concessionaire, of the loans of RGR (REN no. 748/2016) in the established conditions, and by means of remuneration over the invested capital, the impacts of flexibilization of the payment conditions of the loans were also evaluated in Technical Note no. 351/2017, as well as the possibility of transfer in the tariffs of the distributors.

Considering the regulatory possibility of review of the payment conditions, favoring the bidding procedure and the assumption of a new concessionaire, committed with the tariff modicity and with the quality of the service, the tariff impact was simulated considered interest of 5% p.a. and a deadline of 30 years for payment. The monthly values of RGR are defined by REH 2199/2017-ANEEL and the values are reviewed by ANEEL on a quarterly basis based on the quarterly results of distributors. According to ANEEL, the payment of the loan would begin in the sixth year of contractual effectiveness and would extend until its expiration (25 years to pay). Considering that the loan will now be acknowledged in the tariff, there will be neutrality for the new concessionaire in terms of payment of the amounts involved.

f) Technical Note no. 247/2017

     In view of Technical Note no. 351/2017, the Ministry of Mines and Energy proposed changes to the draft of the Agreement for the Concession of Public Service of Electric Power Distribution by means of Technical Note no. 247/2017. The main proposed changes related to (i) the acknowledgment in Installment A of the revenue necessary for the payment of RGR loans; (ii) definition, as an extraordinary review, of the tariff procedure that the new controller may request in the interstice of five years of the new concession, basically to consider the volume of investments in the base of assets; and (iii) clarifications on the systematic of flexibilization of the regulatory parameters of operational costs and non-technical losses until the first periodical tariff review.

     The proposed changes to the Draft of Agreement mentioned in Technical Note no. 247/2017 are presented below, whose contributions were received until 09/06/2017.

“CLAUSE SIX – TARIFFS APPLICABLE IN THE PROVISION OF THE SERVICE

Installment A – Sectorial Charges: installment of the revenue of the DISTRIBUTOR, destined to the observance of the obligations associated with the Electric Power Services Inspection Fee – “TFSEE”; with the Financial Compensation for the Use of Water Resources – “CFURH” for the purposes of generation of electric power, when applicable; with the System Services Fee – “ESS”; with the Energetic Development Account – “CDE”; with Research and Development – R&D; with the Energetic Efficiency Program – “PEE”; with the Reserve Power Fee – “EER”; payments of loans of the Global Reversion Reserve

– “RGR”, made in accordance with Article 4, § 4, item VI, of Act no. 5.655, dated May 20,

1971, and the other public policies for the electric sector, defined in the supervening legislation;

CLAUSE NINETEEN – TRANSITORY PROVISIONS

Subclause Two – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, an extraordinary tariff review may occur upon request of the Concessionaire, observing the following criteria: Subclause Three – In the period between the date of execution of the agreement and the first subsequent ordinary tariff review, values and formula of calculation for the

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Factor X will be used, as well as to Operational Costs and Regulatory Losses other than those set forth in Clause Six, observing the following criteria: I – The value of component Pd of Factor X will be defined as zero (0).

II – The regulatory Operational Costs in the first tariff procedure after the execution of the concession agreement will be defined as a percentage of []% over the value of the operational costs of the previous tariff procedure, updated according to the rule of readjustment of Installment B. Between the second tariff procedure and the tariff procedure immediately before the first ordinary tariff, the operational costs will be defined by applying the rule of readjustment of Installment B.

III – Regulatory, non-technical losses will be defined in the percentage of []% over the low voltage invoiced market.

Paragraph One – The tariff effects resulting from the treatment described in this Subclause will be perceived from the first tariff calculation following the execution of the agreement, always with prospective effects.

Paragraph Two – The transitory percentages of items II and III are those resulting from the bidding procedure of the concession of electric power distribution associated with the transfer of control of the legal entity providing the service, under the terms of Art. 8 of Act no. 12.783/2013 and its regulations.

Paragraph Three – The rules set forth in Clause Six shall be applied in the first ordinary tariff review, not considering any effects resulting from the transitory percentages of items II and III.

Subclause Four – DISTRIBUTOR shall settle the loans with the RGR Fund as per Directive MME no. 388, dated July 26, 2016, adjusted as per Art. 4, § 5, of Act no. 5.655, dated May 20, 1971.

Paragraph One – The payments shall be made between the first ordinary tariff review and the final deadline of this agreement.

Paragraph Two – DISTRIBUIDORA will be entitled to tariff acknowledgment of []% of loans paid, according to the definition of the bidding procedure of the concession of electric power distribution, associated with the transfer of control of the legal entity providing the service, under the terms of Art. 8 of Act no. 12.783/2013 and its regulations.

”

g) Technical Note no. 149/2017

     On September 8, 2017, ANEEL reopened Public Hearing no. 032/2017, by means of Technical Note no. 149/2017. In it, the Regulator exposed its proposal of flexibilization of a few regulatory parameters – non-technical losses, operational costs and Factor X – and the limits to the DEC and FEC collective continuity indicators until the first ordinary tariff review of the new controller of the designated companies, to be contracted by means of bidding procedure. The proposal of the Agency generated substantial changes in a few parameters that have been

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determined in Technical Note no. 351/2017, especially in terms of operational costs and indicators of quality.

The amounts destined to the flexibilized, regulatory PMSO (costs with personnel, material, services, and other) were subject to inflation adjustments by the IPCA between July 2015 and the date of the tariff procedure in 2016. In addition, in the case of Boa Vista, there was an increase to its degree of flexibilization, since ANEEL suggested that *"the inefficiency considered to Boa Vista Energia, measured by the ratio between the Effective PMSO and the Regulatory PMSO, should be the highest considering the other designated distributors, which is CEA (268%)"*. Table 16 illustrates the variation observed in the PMSO flexibilized between Technical Note no. 149/17 and Technical Note no. 351/17.

Distributor	NT 88/17	NT 149/17	Difference (NT 88/17 - NT 351/17)	% Percent Variation/NT 88
AME	606,907,016	627,198,364	20,291,348	3.3%
Boa Vista	53,885,287	69,062,498	15,177,211	28.2%
CEAL	328,345,672	336,655,364	8,309,692	2.5%
CEPISA	409,859,796	420,070,979	10,211,183	2.5%
CERON	273,006,426	279,853,142	6,846,716	2.5%
ELETROACRE	125,242,240	128,543,635	3,301,395	2.6%

Source: Own Elaboration

In addition, Technical Note no. 149/2017 brought a proposal of flexibilization of the goals DEC and FEC collective indicators (which was not set forth in Technical Note no. 351/17). Among the contributions made, the principal are listed below:

(i) Proposal of relaxation of the goals due to the supply, with stronger impact to the distributors of the Northern region in Brazil;

(ii) Proposal that the starting point should be the average between the calculated value (mobile average from July 2016 to June 2017) and the limit in force in 2017 to distributors Ceal, Cepisa, Ceron, and Eletroacre;

(iii) Proposal that these limits should remain unchanged until the fifth calendar year after the execution of the new agreements, so that the limits for the following year are established in the first ordinary tariff review of the new agreement.

Table 17 and Table 18 present the variations of the DEC and FEC indicator limits after the flexibilization, respectively, in relation to the provisions exposed in Technical Note no. 88/ 2017.

Table 17 - Variation of the DEC limits per Distributor

Distributor	NT 88/17	NT 149/17	Difference (NT 88/17 - NT 351/17)	% Percent Variation/NT 88
AME	45.58	48.53	2.95	6.5%
Boa Vista	36.87	48.67	11.80	32.0%
CEAL	13.73	15.58	1.85	13.5%
CEPISA	19.17	20.67	1.50	7.8%
CERON	20.57	27.54	6.97	33.9%
ELETROACRE	27.58	44.17	16.59	60.2%

Source: Own Elaboration

Table 18 - Variation of the FEC limits per Distributor

Distributor	NT 88/17	NT 149/17	Difference (NT 88/17 - NT 351/17)	% Percent Variation/NT 88
AME	43.44	45.69	2.25	5.2%
Boa Vista	28.92	58.43	29.51	102.0%
CEAL	10.38	13.06	2.68	25.8%
CEPISA	12.44	13.99	1.55	12.5%
CERON	15.89	18.90	3.01	18.9%
ELETROACRE	23.36	35.31	11.95	51.2%

Source: Own Elaboration

It should be noted that the flexibilizations proposed by Technical Note NT 149/2017 were already incorporated to the models of projection of the indicators present in this report.

Technical Note no. 149/2017 did not present changes to the parameters of flexibilized PNT and components Pd, T and Q of Factor X when compared to the provisions of Technical Note no. 351/17. Finally, Technical Note no. 149/2017 presented reductions to the amounts destined to the loans of RGR, between 15% and 39%, depending on the distributor.

h) Final Considerations

Considering the elements presented above, and assuming the assumption of a new controller in the first quarter of 2018, the proposed regulatory chronology, considering as unchanged the date of anniversary of the old agreements – November to AME, Boa Vista, Ceron, and Eletroacre, and September to Ceal and Cepisa – is the following:

- An adjustment (IRT) will occur in 2017 on the date of anniversary of the old agreements (not renewed) of the designated companies. An additional acknowledgment of non-technical losses and operational cost will occur upon such adjustment (IRT), as per Technical Note no. 351/2017;

· The new agreements will be signed in 2018, whose date was estimated to 03/01/2018. An adjustment (IRT) will occur in this year, on the date of anniversary of the old agreements;· An extraordinary review16 will occur in 2019, on the date of anniversary of the old agreements. In such review, the tariff coverage related to the Annual Cost of Assets

(“CAA”), composed by the Remuneration of Capital, Regulatory Reintegration

Quota, and Annual Cost of Movable and Immovable Facilities will be reevaluated.

No review shall be performed to metrics of PNT, OPEX, Default, Factor X etc.;

· There will be usual IRT’s between 2020 and 2022;

· In 2023, there will be a complete RTP corresponding to the 5-year period after the execution of agreement, in which the regulatory parameters will be once again established (such as PNT, OPEX, Default, Factor X, etc.).

     · After 2023, there will be both IRT and RTP in the interstice of 5 years until 2048. The new agreement will be adapted to the tariff rules of REN no. 761/2017.

4.2. Methodologies, Premises and Results for the Definition of Installment A

     Installment A is the tariff revenue component through which consumers compensate the Distributor for the costs considered as non-manageable, such as: purchase of power, sectorial charges, power transport costs, financial charges, technical losses, non-technical losses, and default.

     Since these costs are considered as non-manageable, they are directly transferred to the tariffs (pass-through) according to the rules established by the Regulator, as detailed below.

     The pass-through condition above is true for the cases in which the Distributor is within a regulatory interval of limits of losses and supercontracting.

4.2.1. Purchase of Power and Tariff Flags

     For the definition of the amount of required power, for the purposes of regulatory purchase of power, the volumes of energy were calculated for the provision and supply. The power for provision includes the total forecasted market, excluding volumes to free market, distribution, and supply.

     The Methodologies and results obtained for the total and free market forecast were presented above. The forecasts of the volumes for distribution and provision followed the estimated behavior for the total market of the concessionaire.

     Using the forecasts of regulatory losses, the total losses were estimated – technical, nontechnical, and basic network. In relation to the losses of the basic network, the percentages

16 Such extraordinary review will reopen the armored base.

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presented in the SPARTA spreadsheet of 2016 were maintained. The required power is obtained from the sum of supply, provision, and regulatory losses.

     The system of flags, applied by the concessionaires connected to the National Interconnected System – SIN, has three tariff flags (green, yellow and red) which indicate if the power costs more or loss, based on the conditions of generation of electricity. For the economic-financial evaluation, the same favorable scenario of generation was considered by ANEEL in the tariff procedures, i.e., a green flag scenario.

4.2.2.Charges

     The sectorial charges are all created by laws approved by the National Congress to allow the implementation of public policies in the Brazilian energetic sector. Its values are included in resolutions or decisions by the National Agency for Electric Power (ANEEL) and are paid by distributors through the electricity bill. Each one of the charges has pre-defined objectives. The charges described below are applicable to the electric sector.

Energetic Development Account (CDE)

     The CDE was created by Act no. 10.438/2002 with the objective of, among other purposes, promoting the universalization of the electric power sector in the entire national territory, funding discounts to the tariffs granted to the low income rural and residential classes, assuring the competitiveness of the energy produced from wind source, small hydroelectric power plants, biomass, natural gas, and mineral coal.

     The National Treasury may provide contributions of resources to the CDE accounts, aiming the modicity of tariffs. The CDE cost is prorated by all consumers served by the National Interconnected System (SIN). The quota value is calculated by ANEEL.

Electric Power Services Inspection Fee (TFSEE)

     The TFSEE was created with the purpose of funding the operation of ANEEL in the exercises of both activities of inspection and economic regulation.

     The Fee is paid by all consumers of electric power, levied upon the activity of the agents of distribution, generation, and transmission of electric power.

Program of Incentive to Alternative Sources of Electric Power – “PROINFA”

     PROINFA was created by Act no. 10.438/2002 and regulated by Decree no. 5.025/2004 with the objective of Funding the operation of ANEEL in the exercises of both activities of inspection and economic regulation.

     Prorating of costs and of electric power contracted by the program, taking into account the Annual Plan elaborated by Centrais Elétricas Brasileiras S/A (ELETROBRAS) and the electric power market verified, both captive and free. The Act conceded exempted to consumptions of the Low Income residential subclass.

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Financial Compensation for the Use of Water Resources (“CFURH”)

     The CFURH is set forth in the Federal Constitution of 1988, with the objective of providing financial compensation to the Government, state and municipalities, for the use of water and productive lands necessary for the installation of plants for the generation of power.

System Services Charges (“ESS”)

     The ESS was created with the objective of increasing the reliability and safety of the offer of power in the country. The cost is calculated on a monthly basis by the Chamber of Commercialization of Electric Power and is paid by all consumers, captive and free, to the generation agents. It considers the dispatch of thermoelectric plants by order of merit, by energetic safety, operational restrictions, and ancillary services.

National System Operator (“ONS”)

     The contribution to the ONS was created with the objective of financing the operation of the National Electric System Operator, which coordinates and controls the operation of generators and transmitters of electric power in the National Interconnected System (SIN). The value is defined on an annually basis by the ONS and approved by ANEEL.

Research and Development and Energetic Efficiency (“P&D/EE”)

     The P&D/EE was created with the purpose of stimulating scientific and technological researches related to electric power and the sustainable use of the resources necessary to create it.

Reserve Power Charge (“EER”)

     The ERR was crated with the purpose of covering costs resulting from the contracting of reserve power, including administrative, financial, and tax costs.

     The prorating among the end users of electric power of the National Interconnected System (SIN), including free consumers and self-producers only in the part of the energy resulting from the interconnection to the SIN, is defined on a monthly basis by the Chamber of Commercialization of Electric Power (CCEE), according to the formula set forth by ANEEL resolution.

     As mentioned above, the effect of Installment A is that of pass-through, i.e., costs with sectorial charges, one of the components of Installment A, will be transferred to the consumer by the tariff, thus neutral from the point of view of the economic-financial evaluation, presenting only a temporal effect, since the adjustment caused by the difference between markets of reference is subject to inflation adjustment and adjusted in the next readjustment, however, for the effects of this evaluation, such temporal effect caused by the difference between the inflation adjustment rate (SELIC) and the discount rate (WACC), was not considered by virtue of its low representativeness.

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4.2.3.Transport Costs

     Costs with the transport of power are those related to the transport of power from the generation units to the distribution systems, regulated by Resolutions 1917 and 1918, dated 06/03/2015 and Submodule 3.3 of the PRORET, being composed by the following items: a) Use of the transmission facilities classified as Basic Network, Basic Network at Borders, or Other Transmission Facilities (DIT) of shared use; b) Use of the distribution facilities; c) Connection to DIT of exclusive use; d) Connections to the distribution networks; e) Transport of power from Itaipu to the point of connection to the Basic Network; f) Use of Basic Network by the Itaipu plant; and g) Use of the transmission system by the generation centers connected at the voltage level of 88kV or 138kV.

     Both the use of the transmission systems and distribution system for the purposes of tariff procedures are calculated considering the amount of contracted demand for the period of reference, valued by the respective economic tariffs in force on the date of the tariff procedure.

     As mentioned above, the effect of Installment A is that of pass-through, i.e., costs with sectorial charges, one of the components of Installment A, will be transferred to the consumer by the tariff, thus neutral from the point of view of the economic-financial evaluation, presenting only a temporal effect, since the adjustment caused by the difference between markets of reference is subject to inflation adjustment and adjusted in the next readjustment, however, for the effects of this evaluation, such temporal effect caused by the difference between the inflation adjustment rate (SELIC) and the discount rate (WACC), was not considered by virtue of its low representativeness.

4.2.4.Financial

     Installment A includes costs that are transferred to the tariffs of the regulated market, but the calculation of the tariff occurs from a forecast for these costs, and the effective costs then do be different in relation to the forecast.

     The invoicing of the distributor, as a recovery of Installment A, may be higher or lower than the effective costs of Installment A, and the differences verified will be accounted in entry CVA

(“Compensation of Variation of Values of Items of Installment A”) to a posterior encounter of accounts.

     It also occurs with the cost of the thermoelectric generation contracted, which may be higher or lower than that estimated in accordance with the intensity of use of the thermal plants, which on its turn depend on the volume of rainfall, a situations especially difficult to forecast. If, at the time of the calculation of the annual readjustment, CVA has a surplus, that means that the distributor has collected, via tariff, more money has been collected that what has been effectively applied in non-manageable costs. The balance will be corrected by the SELIC rate and the financial component corresponding to CVA will be negative in the calculation of the tariff of the

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next year to compensate the surplus, thus charging against the consumer less than the economic tariff.

     As mentioned above, once the components of Installment A were considered neutral, i.e., values related to financial charges for the purposes of this economic-financial evaluation were not considered.

4.2.5. Technical Losses (“PT”)

     The electric system is divided into generation, transmission, and distribution of electric power. Distributors receive the power from the supplying agents (transmitters, generators, or other distributors), delivering it to the end consumers, either residential, commercial, rural, industrial, or pertaining to the other classes. The power measured by the Distributors in the consumption units will always be smaller than the power received from the supplying agents. This different is known as loss of power and is segregated according to its origin.

     The National Agency for Electric Power - ANEEL – shall refine, at every tariff review, a regulatory referential of losses that takes into account the performance of the concessionaire. Losses may be segmented by losses in the Basic Network, external to the distribution system of the concessionaire and with origin specifically technical, and losses in the distribution, which may have either technical or non-technical nature.

a) Concept and Characterization of the Historical Technical Losses of the Distributor

     Technical Losses (PT) are those inherent to the transport of electric power in the network, related to the transformation of electric power into thermal power in the conductors (joule effect), losses in the transformer cores, dielectric losses, etc. They may be understood as the consumption of the equipment responsible for the distribution of power. It is worthwhile noting that the degrees of Technical Losses are defined by ANEEL upon the RTP, and kept constant by a tariff cycle.

     The most recent calculation of technical losses of the company, segmented by the components of transformation and network, was performed by ANEEL through Technical Note no. 0192/2013-SRD/ANEEL, dated August 9, 2013, proceeding no.: 48500.000545/2013-34 “Analysis of the contributions of Public Hearing no. 052/2013, related to the evaluation of losses in the distribution system, related to the 3rd Periodical Tariff Review Cycle, of Eletrobras Distribuição Piauí – EDPI (Cepisa) ”. The results of the calculation are shown in

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Table 19 and Table 20.

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Description	Amounts (MWh/year)	% Injected power
Injected power (EI)	3,943,648,000	100.000%
Supplied power (EF)	2,800,906,002	71.023%
Lossed in Distribution (PD)	1,142,741,998	28,977%
Technical Losses (PT)	480,055,115	12.173%
Non Technical Losses (PNT)	662,686,886	16.804%

Source: Technical Note No. 0192/2013-SRD/ ANEEL

	Passing Power (EP)	Technical Losses of the Segments		
		Upstream (PTS)	% Passing Power (IPTS)	% of the Total Injected Power
	MWh	MWh	%	%
Power Transformers A2-A3	261,483,110	1,583,545	0.606%	0.040%
Power Transformers A3-A3a	336,256,691	2,788,950	0.829%	0.071%
Power Transformers A3-A4	2,781,829,320	15,175,066	0.546%	0.385%
Power Transformers A3a-A4	281,420.556	2,577,027	0.916%	0.065%
Power Transformers A3a-B	15,996,775	2,364,832	14.783%	0.060%
Power Transformers A4-B	2,733,061,110	67,925,617	2.485%	1.722%
Network A2	277,065.000	15,581,890	5.624%	0.395%
Network A3	3,454,589,560	118,600,550	3.433%	3.007%
Network A3a	333,647,741	12,323,563	3.696%	0.312%
Network A4	3,517,390,790	159,061,194	4.522%	4.033%
Network B	1,928,656,290	71,376,314	3.701%	1.810%
Meters	1,941,801,000	8,393,529	0.432%	0.213%
Branches	1,941,801,000	2,303,037	0.119%	0.058%
TOTAL				12.173%

Source: Technical Note No. 0192/2013-SRD/ ANEEL

Thus, ANEEL adopted, for the entire tariff cycle (2013-2017), the amount of Technical Loss of 12.17% over the *Total Injected Power* in the system of Cepisa.

b) Methodology and Premises of Technical Losses Forecasting

The methodology of forecast of the technical losses consists of: (i) evaluating the Technical Losses Rates of the Segments of voltage of supply (IPTS) of Cepisa in relation to the average of comparable companies; and (ii) seeking the smallest value between the segmented loss of the company and the average verified to comparable companies, which will be the base for the trajectory. We present below the step-by-step of the methodology applied:

i. The rates of technical losses per segment of voltage of supply - network and transformation level (IPT) - were used as the primary source of the calculation of losses. In order to protect the reliability of information, the methodology is based on the adoption of public information, i.e., Technical Note no. 0192/2013-SRD/ANEEL, dated August 9, 2013, proceeding no.: 48500.000545/2013-34 "Analysis of the contributions of Public Hearing no. 052/2013, related to the evaluation of losses in the distribution system, related to the 3rd Periodical Tariff

     Review Cycle, of Eletrobras Distribuição Piauí – EDPI (Cepisa) ”. With this Technical Note, ANEEL provides the losses per voltage segment, with unequivocal application and best representation of the historical information verified. ii. The losses obtained in each voltage segment of the distributor were object of comparison with the companies having greater similarity to the concession are in evaluation, considering their specific characteristics. To Cepisa, the selected comparable companies were:· Espírito Santo Centrais Elétricas – ESCELSA;· DME Distribuição S.A. – DMED;· Eletrobras Distribuição Acre - Eletroacre;· Companhia Energética do Rio Grande do Norte – COSERN;· Companhia Sul Sergipana de Eletricidade - Sulgipe;· Empresa Elétrica Bragantina S.A. – EEB;· Companhia Paranaense de Energia – COPEL;· Companhia Sul Paulista de Energia – CSPE. iii. From the comparison with the similar companies, the average IPTS’s obtained considered the weighted losses of each Distributor in relation to the inject power in each voltage segment. The forecasted goal for 2047 consider, by segment, the maintenance of the rates of the company when below the weighted average; or the values observed in the weighed average of comparable companies when the results demonstrate level below that currently achieved by the company. iv. Based on the obtained results of losses per segment, forecasted for 2047, a simple interpolation was used to define the intermediate values. v. With the annual IPTS values obtained, such values were applied over the volumes of injected power per supply voltage segment, resulting the technical losses per segment, estimated to the entire period of Concession. For the consolidation of the total value of losses of the company, the same proportion of injected power adopted by Technical Note no. 0229/2013-SRD/ANEEL has been used.

     It is worthwhile stressing that ANEEL, through Technical Note no. 88/2017, dated May 24, 2017, defined the Technical Losses of Cepisa as of 12.17% of the injected power until the first full tariff review after the execution of the Concession Agreements resulting from the bidding procedure. That is, the methodology described in this section is applicable from the first RTP simulated, which will occur in 2023.

c) Results

     Graph 8 presents the averages of losses per voltage segment of the comparable companies and Cepisa.

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CEPISA
Weighted average of energy losses per segment for comparable distributors
A2-A3
A3-A3a
A3-A4
A3a-A4
A3a-B
A4-B
A2 (88 a 138 kV)
A3 (69 kV)
A3a (30 a 44 kV)
A4 (2,3 a 25 kV)
B (< 2,3 kV)
Medidores
13,0%
11,0%
9,0%
7,0%
5,0%
3,0%
1,0%
-1,0%

Source: Own Elaboration

With the presented comparison, it is possible to establish the IPT's used as a goal of efficiency in the forecasts, as per Table 21.

Table 21 - Technical Losses, Goal per Voltage Segment

Voltage segment	Avg ITPS	Comp. ITPS	Final Goal
A1-A2	0.000%	0.000%	0.000%
A1-A3	0.000%	0.000%	0.000%
A1-A3a	0.000%	0.000%	0.000%
A1-A4	0.000%	0.000%	0.000%
A2-A2	0.000%	0.000%	0.000%
A2-A3	0.562%	0.606%	0.562%
A2-A3a	0.000%	0.000%	0.000%
A2-A4	0.544%	0.000%	0.000%
A3-A2	0.000%	0.000%	0.000%
A3-A3a	ND	0.829%	0.829%
A3-A4	0.629%	0.546%	0.546%
A3a-A2	0.000%	0.000%	0.000%
A3a-A4	1.899%	0.916%	0.916%
A3a-B	4.033%	14.783%	4.033%
A4-A3	0.518%	0.000%	0.000%
A4-A3a	0.000%	0.000%	0.000%
A4-B	4.186%	2.485%	2.485%
B-A4	0.000%	0.000%	0.000%
A1 (≤ 230 kV)	0.000%	0.000%	0.000%
A2 (88 to 138 kV)	1.678%	5.624%	1.678%
A3 (69 kV)	2.128%	3.433%	2.128%
A3a (30 to 44 kV)	1.047%	3.696%	1.047%
A4 (2,3 to 25 kV)	2.063%	4.522%	2.063%
B (< 2,3 kV)	1.632%	3.820%	1.632%
Meters	0.409%	0.432%	0.409%
Branches *	0.000%	0.000%	0.000%

Source: Own Elaboration

Based on the IPT forecasting, the forecasted losses are established for the 2020-2047 period. The annual forecasting of IPT's and consolidated technical losses are demonstrated in line "Forecast of Technical Loss Percentage" and "Forecast of the Percentage of Regulatory Technical Losses" of Table 22.

Annual segment loss projection, considering the regulatory limits established by ANEEL (MWh)																															
Voltage segment	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
A1-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A3			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A3a			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A4			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A3			0.604%	0.603%	0.601%	0.600%	0.598%	0.596%	0.595%	0.593%	0.592%	0.590%	0.588%	0.587%	0.586%	0.584%	0.583%	0.581%	0.580%	0.578%	0.577%	0.575%	0.574%	0.572%	0.571%	0.569%	0.568%	0.566%	0.564%	0.563%	0.561%
A2-A3a			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A4			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A3a			0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%	0.829%
A3-A4			0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%	0.546%
A3a-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3a-A4			0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%	0.916%
A3a-B			14.412%	14.042%	13.671%	13.300%	12.930%	12.559%	12.188%	11.818%	11.447%	11.076%	10.705%	10.335%	9.964%	9.593%	9.223%	8.852%	8.481%	8.110%	7.740%	7.369%	6.998%	6.628%	6.257%	5.886%	5.515%	5.145%	4.774%	4.403%	4.033%
A4-A3			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A4-A3a			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A4-B			2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%	2.485%
B-A4			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1 (< 230 kV)			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2 (88 - 138 kV)			5.491%	5.359%	5.226%	5.094%	4.962%	4.829%	4.697%	4.564%	4.432%	4.299%	4.167%	4.034%	3.902%	3.769%	3.637%	3.504%	3.372%	3.239%	3.107%	2.974%	2.842%	2.709%	2.577%	2.444%	2.312%	2.179%	2.047%	1.914%	1.782%
A3 (69 kV)			3.385%	3.337%	3.288%	3.240%	3.192%	3.143%	3.095%	3.047%	2.998%	2.950%	2.902%	2.853%	2.805%	2.757%	2.708%	2.660%	2.612%	2.564%	2.515%	2.467%	2.419%	2.370%	2.322%	2.274%	2.225%	2.177%	2.129%	2.080%	2.032%
A3a (30 a 44 kV)			3.604%	3.513%	3.422%	3.330%	3.239%	3.148%	3.056%	2.965%	2.873%	2.782%	2.691%	2.599%	2.508%	2.417%	2.325%	2.234%	2.143%	2.051%	1.960%	1.869%	1.777%	1.686%	1.595%	1.503%	1.412%	1.321%	1.229%	1.138%	1.047%
A4 (2.3 a 25 kV)			4.446%	4.370%	4.294%	4.218%	4.142%	4.066%	3.990%	3.914%	3.838%	3.762%	3.686%	3.610%	3.534%	3.458%	3.382%	3.306%	3.230%	3.154%	3.078%	3.002%	2.926%	2.850%	2.774%	2.698%	2.622%	2.546%	2.470%	2.394%	2.317%
B (< 2.3 kV)			3.746%	3.672%	3.598%	3.524%	3.449%	3.375%	3.301%	3.227%	3.153%	3.079%	3.005%	2.930%	2.856%	2.782%	2.708%	2.634%	2.560%	2.485%	2.411%	2.337%	2.263%	2.189%	2.115%	2.040%	1.966%	1.892%	1.818%	1.744%	1.670%
Meters			0.431%	0.430%	0.429%	0.429%	0.428%	0.427%	0.426%	0.425%	0.424%	0.423%	0.422%	0.421%	0.420%	0.419%	0.418%	0.417%	0.417%	0.416%	0.415%	0.414%	0.413%	0.412%	0.411%	0.410%	0.409%	0.408%	0.407%	0.406%	0.405%
Segments *			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
Projection of Technical Losses %	0.00%	0.00%	12.01%	11.84%	11.68%	11.51%	11.35%	11.18%	11.01%	10.85%	10.68%	10.52%	10.35%	10.19%	10.02%	9.86%	9.69%	9.53%	9.36%	9.19%	9.03%	8.86%	8.70%	8.53%	8.37%	8.20%	8.04%	7.87%	7.70%	7.54%	7.37%
Technical Losses, recent base approved by ANEEL	12,17%	12,17%	12,17%																												

Technical Note no. 0192/2018-SRD/ANEEL - CEPISA	12,170%

*Incorporated in "B (<2.3 kV)"

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Projection of Technical Losses %	12,01%	12,01%	12,01%	11,51%	11,51%	11,51%	11,51%	11,51%	10,68%	10,68%	10,68%	10,68%	10,68%	9,86%	9,86%	9,86%	9,86%	9,86%	9,03%	9,03%	9,03%	9,03%	9,03%	8,20%	8,20%	8,20%	8,20%	8,20%

Source: Own Elaboration

Based on the forecasts per segment, applied to the amounts of injected power in the substations and networks of the concessionaire, the annual percentage of losses was forecasted to the company. The Graph 9 presents the forecast of the percentage of regulatory losses.

Graph 9 – Forecast of technical losses of Cepisa

12 17%
12 173%
11 51%
10 68%
12,173%
9 86%
9 03%
8 20%
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
Projection of % of Technical Losses
Technical Losses, most recent base approved by ANEEL
ANEEL Technical Note n 0192/2013-SRD/ANEEL - CEPISA

Source: Own Elaboration

In summary, the methodology aims at reflecting the results of the forecast model, the average value of the performances of the technical losses per voltage segment of the comparable companies, when they are shown as more efficient. Thus, the forecast gathers a set of feasible technical possibilities, endorsed by the experiences of the agents in the market, to achieve the established reduction.

4.2.6. Non-Technical Losses ("PNT")

a) Concept and Characterization of Historical Non-Technical Losses of the Distributor

Non-Technical Losses (PNT) are those corresponding to the difference between the total losses and the technical losses, considering, therefore, all other losses associated with the electric power distribution, such as electricity thefts, measurement errors, errors in the invoicing procedure, consumption units without measurement equipment, etc. This type of loss is associated with the commercial management of the Distributor, with the socio-economic conditions of the consumption units, cultural, sociological, and institutional aspects that characterize the area of concession.

Graph 10 illustrates the historical variation of the Real and Regulatory Non-Technical Losses of Cepisa. The distributor presents Real Non-Technical Losses levels, approximately 2.66 times greater than regulatory Non-Technical Losses, demonstrating a difficulty to achieve the regulatory level.

40.00%
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
33.46%
33.57%
33.94%
37.00%
18.13%
16.73%
15.33%
13.93%
2013
2014
2015
2016
PNT Actual Billed
PNT Reg. Billed

Source: Goals - 3CRTP of the supplier and information of Cepisa. The real losses were obtained according to the data of energy balances made available by the company.

b) Forecast Methodology of Regulatory Non-Technical Losses

The correct application of the regulation model per comparison in the treatment of the non-technical losses requires the identification of the several non-manageable factors that differentiate the areas of concession. For the analysis of regulatory Non-Technical Losses, ANEEL identifies the comparable companies through a “complexity factor” that aggregates the most relevant variables to explain the different levels of non-technical losses. This rate allows to compare the distribution companies regarding their socio-economic indicators. Once the position of the companies is identified in the ranking of complexity, it is possible to conclude that companies with smaller non-technical losses, however in areas of concession identified with a higher degree of socio-economic complexity, are more efficient and therefore area a reference to the others. The rate created by ANEEL to compare the distribution companies in relation to the level of non-technical loss was based on an Linear Regression Analysis, with data in a panel. The models that have been used compared the levels of Non-Technical Losses with socio-economic variables of the area of concession, such as violence, inequity, precariousness, infrastructure, and credit default.

The use of regression occurs due to the need of statistically “testing” which variables should be included in the analysis, i.e., which variables explain better the phenomenon of non-technical losses. The methodology used in the 4th cycle of tariff reviews is detailed in ANEEL Technical Note no. 106/2015. The variables analyzed are described in Table 23. They summarize those commonly mentioned in works about commercial losses of power and/or studies on criminality that explain the phenomenon of commercial losses.

The evaluations were performed from a vast database, covering the 63 Distribution companies. The models consider non-technical losses and socio-economic variables in the period from 2003 to 2013. Information of the 2010 CENSUS were also used. ANEEL establishes that these studies should be updated according to the disclosure of the 2020 CENSUS. Aiming at preserving the consistency with the regulation force, the levels of Non-Technical Losses for the designated companies were estimated and forecasted based on the parameters and models of Technical Note no. 106/2015.

Code	Socioeconomic variant	Source
vio	Violence – Deaths by Aggression	DATASUS
pob2	% of people with income per capita inferior to 1/2 minimum salarie	IBGBIPEA
gini	Gini	IBGE
sub2	Precariousness • % people in substandard homes Census 2010)	IBGE
lixou	Collection of urban garbage	IBGE
inad	Default of the credit sector -BACEN	BACEN
Mbr.MblMbr	Low income Market (Total B1 market)	SAMP
Mbr.Mbt	Low income Market (Total BT market)	SAMP

Source: Technical Note no. 106/2015, ANEEL

In light of the several possibilities of simulation, Technical Note no. 106/2015 selected three regression models in which mainly the following have been observed: (i) the significance of the estimated coefficients related to each variable and the relationship between it and the level of non-technical losses; (ii) the coherence for the signal of the coefficients in relation to the expected; (iii) the relevance of the variable for the explanation of the non-technical losses; and (iv) the contributions received in previous public hearings.

Table 24 presents the models chosen to define the regulatory non-technical losses for the 4th cycle of tariff review of the electric power Distributors.

Model	Socioeconomic Variables
C	sub2, lixo.u, pob2, Mbr.Mb1Mbr, inad
G[1]	sub2, lixo.u, gini, inad
K	sub2, lixo.u, pob2, Mbr.Mbt, vio

Source: Technical Note no. 106/2015, ANEEL

Once the parameters are estimated, the rate that allows the comparison of the companies is then built. The rate for an "A" company, for instance, is the result of Equation 9.

$$\sum_{i=1}^{n} X_i^A . \beta_i$$

Onde:

Where:

X_i^A = Value of variable "i" for Company 'A'

β_i = ' Value of regression coeficiente estimated for variable "i"

On its turn, a Table 25 presents the complexity factor and deviations resulting from the regression models built from the three econometric models selected (C, G and K) to the 6 designated companies. Table 26 calculates the complexity factors verified to each one of the companies. It is possible to note that, for the purposes of comparison, Technical Note no. 106/2015 divided the companies into two groups, being considered as large size (Group 1) those having market greater than 1,000 GWh/year and serving more than 50 thousand consumption units or with more than 15,000 km of electric network. The other companies are considered of Group 2. Small companies tend to present greater facility to combat non-technical losses than large companies.

COMPANY	INDEX C	DEVIATION C	INDEX G	DEVIATION G	INDEX K	DEVIATION K
Amazonas	0.37	0.04	0.34	0.05	0.39	0.04
Ceal	0.27	0.02	0.24	0.02	0.29	0.03
Cepisa	0.26	0.02	0.25	0.03	0.25	0.02
Eletroacre	0.25	0.02	0.24	0.02	0.24	0.02
Ceron	0.19	0.02	0.19	0.02	0.19	0.02
Boa Vista (Capital)	0.07	0.03	0.06	0.03	0.09	0.03

Source: Technical Note no. 106/2015, ANEEL

COMPANY	IC	Ranking	Size
Amazonas	0.364	4	Large (Group 1)
Ceal	0.266	8	Large (Group 1)
Cepisa	0.257	10	Large (Group 1)
Eletroacre	0.243	12	Large (Group 1)
Ceron	0.191	18	Large (Group 1)
Boa Vista (Capital)	0.074	44	Small (Group 2)

Source: Technical Note no. 106/2015, ANEEL

i. Analysis of the Potential of Reduction of Non-Technical Losses

Once the positions of the concessionaires are defined in each ranking of socio-economic complexity, it is possible to conclude that companies with small non-technical losses and in areas of concession identified as having greater or equal socio-economic complexity are more efficient, and, therefore, reference to the others.

Initially, the goal of reduction of losses of a certain company, once the comparable benchmark is identified, would correspond to the very own load of the benchmark. However, as per ANEEL's methodology, a differentiated treatment is given as a form of making the calculation procedure more robust, treating the uncertainty regarding the position of the companies in the ranking, as a combination of the value of losses adopted by the benchmark with the probability of having the benchmark in fact in a more complex area of concession. With this purpose, a table of probabilities of a given concessionaire being above or below the benchmark was built. The table of probability allows the calculation of the reference weight to all potential benchmarks of each concessionaire and will then determines goal of the company, as per Equation 10.

Equation 10 - Calculation of Goals of Non-Technical Losses

$$E\ (Goal\ Company\ i) = \Pr ob\ (\bullet) * Losses\ (benchmark) + [1 - \Pr ob\ (\bullet)] * Losses\ (i)$$

Where:

$\Pr ob(\bullet)$ = *Likelihood of the benchmark being on the more complex concession area, equal to the likelihood of the company i being in the less complex concession area.*

Thus, instead of establishing the very own loss performed by the benchmark as the potential of reduction, the methodology defines a weighted average of the loss performed by the target and loss performed by the concessionaire in a review procedure. Thus, the greater the probability of comparison with the identified benchmark, the greater will be the weight of the non-technical loss of the target company. The smaller the probability of comparison, the greater will be the weight of the non-technical loss of the analyzed company. By virtue of the consideration of three econometric models, the operation adopted to obtain a single reference of goal of losses is the calculation of the arithmetic average of the goals calculated to each one of the models as indicated in Equation 11.

Equation 11 - Global Goal

$$E\ (Company\ Goal) = \frac{\sum_{j=1}^{n} E\ (Company\ Goal}{n}$$

Where

E (Company Goal *i*) = Potential reduction of company i

E (Company Goal *i*)$_j$ = Potential reduction of company i, according to model j

N = Number of models selected

ii. Trajectory of Reduction of Non-Technical Losses

The potential of reduction of losses represents the portion of inefficiency of the Distributor, thus being necessary to eliminate the excess of losses that should not be performed by the concessionaire. This is translated in the establishment of trajectories of reduction for the regulatory losses. ANEEL determined that the trajectories of reduction of non-technical losses should be established observing three characteristics of the area of concession: socio-economic complexity, degree of non-technical losses, and size of the concessionaire. The objective of this division was to establish differentiated trajectories to the Distributors, according to the degree of difficulty in the combat of non-technical losses. Thus, the criterion of definition for the trajectory occurs by:

- To companies of Group 1 with regulatory percentage (measured) above 7.50% and companies of Group 2 with regulatory percentage above 11.50%:

$$\%\ \text{reduction speed} = \frac{\%\ \text{regulatory PNT}}{8} - \frac{15}{16}$$

  Where the percentage of reduction speed represent the average of fall of the non-technical losses determined for the years of the review cycle of the companies. The percentage of regulatory Non-Technical Losses represents the non-technical losses of the companies defined in the tariff review procedure of the companies.

- To companies of Group 2 with regulatory percentage (measured) from 2.50% to 11.50%:

$$\%\ \text{reduction speed} = 0.50\%\ \text{a year;}$$

- To companies of Group 1 and Group 2 with regulatory percentages below 7.50% and 2.50%, respectively, *there will be no trajectory of reduction*.

Figure 16 Illustrates how the trajectory of reduction of non-technical losses occur.

Figure 16 - Trajectory of reduction

%
3.0
2.5
2.0
1.5
1.0
0.5
-
-
2.5
5.0
7.5
10.0
12.5
15.0
17.5
20.0
22.5
25.0
27.5
30.0
%
% PNT

Source: Technical Note no. 106/2015, ANEEL

     The trajectory of reduction will be the result of the comparison between the goal and the starting point, both considering the non-technical losses of the measured market. As a general rule, the definition of the trajectory will observe the limits of annual reduction defined in equations (I) and (II). In case the trajectory calculated for the concessionaire surpasses the maximum annual rate of reduction defined by the equation, the limit of the reduction shall prevail.

iii. Definition of the Starting Point

     The starting point of non-technical losses is a referential value for the tariff year immediately before the year of the tariff review. In the definition of the starting point of nontechnical losses, the percentage of non-technical losses of the measured market is used. The definition of the starting point will be given by:· Group 1: Maximum 7.50%; Minimum (Goal 3, Measured CRTP, Average of the last 4 years);· Group 2: Maximum 2.50%; Minimum (Goal 3, Measured CRTP, Average of the last 4 years).

The exceptions of the general rule are applied in the following cases:

1. When the company has already been adopting low levels of non-technical losses, below 7.50% to companies of Group 1 and below 2.50% to companies of Group 2, then the average of non-technical losses adopted over the measured market in the last four (4) calendar years shall be considered;

2. Companies with low probability of comparison shall be subject to a complementary analysis and a diagnostics analysis that take into account the degree of effort of the Distributor to combat losses;

3. Concessionaires whose goals to be established by the methodology are greater than the starting point established by the goal of 3CRTP and not included in the item above. Then: a. In case the goal obtained with the non-technical losses of the company of 3CRTP is greater than the goal established with the most recent loss, the goal obtained with the most recent loss will be used as the starting point, without trajectory of reduction; b. In case the goal obtained with the non-technical losses of the company of 3CRTP is greater than the starting point, but smaller than the goal established with the most recent loss, the goal obtained with the non-technical losses of 3CRTP shall be used as the starting point, without trajectory of reduction; c. In case the goal obtained with the non-technical losses of the company of 3CRTP is smaller than the starting point, the starting point shall be defined according to the equations of items (iii.a) and (iii.b), however without trajectory of reduction.

     In case the goal obtained with the non-technical losses of the company of 3CRTP is greater than the goal established with the most recent loss, the goal obtained with the most recent loss will be used as the starting point, without trajectory of reduction;

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	81

Table 27 summarizes the rules of definition of the starting point.

Table 27 - Summary of Definition of the Starting Point

General Rule	Exceptions
Maximum [7.5% or 2.5%; Min (goal 3 CRTP Measured, Avg of the last 4 years)]	a) **Companies with low energy losses index** Average of the last 4 years b) **Low probability of comparison (percentile 90)** Supplemenraty analysis and diagnostic c) **Goal superior to the start definecin 3 CRTP"** Check the reason of the increase f the target (Fixed trajectory)

Source: Technical Note no. 106/2015, ANEEL

Table 28 exemplifies the estimate procedure of the regulatory Non-Technical Losses of Distributor Escelsa, in the period from 2016 to 2018, according to the data of Technical Note no. 243/2016-SGT/ANEEL. The methodology of estimate begins with the calculation of the Starting Point, before evaluating the possibility of inclusion in the cases of exceptions. Following that, the calculation of the goal of the company is made based on the losses of the benchmarks found in the table of goals. Then the analysis of flexibilization of the starting point is carried out, followed by the determination of the regulatory goal based on the criteria of trajectory and speed of reduction of the non-technical losses, as explained in the sub-items above. The calculation of the goal is made considering the measured market of the concessionaire while its application must cover the invoiced market. To meet this condition, at the end of the determination procedure a percentage is subtracted from its value, which represents the different of invoiced and measured market.

1 – Calculation of the Start Point before the flexibility analysis				
Description	Non Technical Losses (%BT)			
1 Goal 3rd Cycle (Billed)	7.87%			
2 Difference between measured and billed (median 4 years)	0.61%			
3 Goal 3rd Cycle (Measured) [1 + 2]	8.48%			
4 Average History (Measured)	20.05%			
5 Starting Point [= maximum (7.5% Minimum (3. & 4.)	8.48%			
2 – Calculation of th goal based on the Benchmarks				
Description	Model C	Model G	Model K	
Benchmark Company	ELETROPAULO	ESSE	ELETROPAULO	
6 Benchmark Loss (PNT/BT)	9.38%	4.74%	9.38%	
7 Loss ESCELSA (PNT/BT)	18.93%	18.93%	18.93%	
8 Comparison Probability	72.64%	55.94%	59.97%	
9 Goal based on each Benchmark [7 x 5 + (1 – 7) x 6]	11.99%	10.99%	13.20%	
10 Average goal of Benchmarks [average (8)]		12.06%		
3 – Calculation of the Start Point and end Point after Flexibilization Analysis				
Description	Model C	Model G	Model K	
Benchmark Company	ELETROPAULO	ESSE	ELETROPAULO	
11 Benchmark Loss (PNT/BT)	9.38%	4.74%	9.38%	
12 Loss ENCELSA (PNT/BT) – Reference Losses 3rd cycle	21.95%	21.95%	21.95%	
13 Comparison Probability	72.64%	55.94%	59.97%	
14 Goal based on each Benchmark [7 x 5 + (1 – 7) x 6]	12.81%	12.32%	14.41%	
15 Average goal of Benchmarks [average (8)]		13.18%		
16 Starting Point [= maximum (5. & 10.)]		12.06%		
17 Point of Arrival = Minimum (10. & 16.)		12.06%		
Definition of Regulatory	Start Point	2016	2017	2018
PNT/BT path (starting point up to goal)	12.06%	12.06%	12.06%	12.06%
Reduction Speed (pa)		0.00%	0.00%	0.00%
Reduction Limit (pa)		0.00%	0.00%	0.00%
Regulatory Reference PNT/BT (measured)	12.06%	12.06%	12.06%	12.06%
Difference between measured and billed	0.61%	0.61%	0.61%	0.61%
Regulatory Reference PNT/BT (billed)	11.45%	11.45%	11.45%	11.45%
Regulatory Reference PT/Einj	7.14%	7.14%	7.14%	7.14%

Source: Example Escelsa for the estimate of Non-Technical Losses as per Technical Note no. 243/2016-SGT/ANEEL.

c) Premises for Forecasting Regulatory Non-Technical Losses

The forecasts of Regulatory Non-Technical Losses to the designated companies were made based on the successive application, until 2047, of the mechanisms of definition of goals, starting points, and trajectories detailed in Technical Note no. 106/2015. The models considered for the forecast of the trajectory of goals of losses were estimated based on data defined at the time.

The forecast of goals of regulatory Non-Technical Losses goals considered review cycles of 5 years, according to the calendar shown by Figure 17 (observing the goals established by Homologation Resolution no. 2.184/2016, applicable to distributors AME, Boa Vista, and CEA). The Regulatory Non-Technical Losses of the last review cycle (3CRTP) were considered for years 2017 to 2023. This level is updated upon the 1st RTP of the new concessionaire (2023).

Adjustment (3 Years)
Adjustment (4 Years)
Adjustment (5 Years)
Adjustment (5 Years)
Adjustment (5 Years)
Adjustment (5 Years)
Adjustment (5 Years)
2016
2019
2023
2028
2033
2038
2043
2047
RTP Goals for the 3nd Cycle
RTE*
RTP Projected Goals
RTP Projected Goals
RTP Projected Goals
RTP Projected Goals
RTP Projected Goals
RTP Projected Goals
2017
2025
For Amazonas and Boa Vista distributors the projection of PNT goals were set by Approval Res. N. 2184, Nov 29 2016.

*Extraordinary Tariff Review. Parameters of Non-Technical Losses are not estimated.

Source: Own Elaboration

To define the goals, it is considered that the difference between measured and invoiced (median of the last 4 years) of the companies is constant and equal to the most recent data informed.

d) Premises to Forecasting Regulatory Non-Technical Losses

During the regime of Provisional Provision, in force in 2017 and possibility in the beginning of 2018, it has been considered that the economic, financial, and technical-managerial difficulties will limit the last-longing gains of efficiency in the combat to Non-Technical Losses. Therefore, it has been defined that the current degree of real PNT (related to 2016) shall remain in force until the beginning of the new administration in 2018 for the companies of the Eletrobras Group.

After 2019, it is considered as the beginning of a new phase in the combat to Non-Technical Losses, with successive gains of efficiency and efficacy of these activities. To identity the trajectory of real Non-Technical Losses, the analyzed companies were divided into 3 groups.

The first group includes companies AME and CERON, whose difference between the invoiced and the regulatory Non-Technical Loss verified is greater than 30%. For this first group, there is a forecast of reduction of the Non-Technical Losses verified stronger than the others in the first 5 years, due to the high incentive to combat that such differences motivate to the new administration. This additional reduction is forecasted based on the calculated fall by the equation that relates the speed of reduction and the degree of losses of Technical Note no. 106/2015. In addition to this reduction in the first 5 years, forecasts were also made based on the use of the performance of reduction of the real Non-Technical Losses of benchmark companies identified in the 3 statistical models (C, G and K of Technical Note no.106/2015).

The second group includes companies CEAL, Cepisa and ELETROACRE, which have the following common characteristics: (i) difference between the Non-Technical Loss verified and the regulatory Non-Technical Loss invoiced is below 30%. (as observed Table 29) and (ii) are in a similar degree of socio-economic complexity, which reflects a similarity related to the difficulties to combat Non-Technical Losses (according to Table 30).

Company	Actual Loss Billed	Regulatory Loss Billed	Difference Actual Loss and Billed Regulatory
AmE	116.74%	41.54%	75.20%
Ceron	38.74%	8.33%	30.41%
Eletroacre	26.02%	11.28%	14.74%
Ceal	41.35%	15.67%	25.68%
Cepisa	37.00%	13.93%	23.07%
Boa Vista	10.29%	11.05%	-0.76%

Source: 2016 data for real and regulatory loss. Except for AME, where we used a regulatory loss invoiced in force before REN no. 2,184/16. The data related to Boa Vista incorporate only information of the Capital, due to the lack of information related to the other areas of the State.

Large Distributors (Group 1)	Complexity Index
CELPA	0.503
LIGHT	0.377
AMAZONAS ENERGIA	0.364
CEMAR	0.315
CELPE	0.313
COELBA	0.284
CEAL	0.266
ELETROPAULO	0.265
CEPISA	0.257
COELCE	0.253
ELETROACRE	0.243

Source: Technical Note no. 106/2015, ANEEL

To these companies, the trajectory of reduction of real losses will be equal to the average of reductions (percent per year) of real Non-Technical Losses in historical 5-year periods of companies CELPE, CEMAR, and COELBA.

The third group includes Boa Vista (Capital), which is nearer its regulatory goal. In this case, the trajectory of real losses is supported by the benchmark companies SANTA MARIA – in model K – and FORCEL – in models C and G.

The average of reductions (percent per year) of real Non-Technical Losses was calculated for the benchmark companies, in historical 5-year periods between years 2003 and 2016. Based on such real performance, reductions have been forecasted for the designated companies until their reach the simulated goal in the regulatory model. When achieving the regulatory goal before 2047, a new target is calculated from the average of the smallest real PNT of the benchmark companies, using the technique of linear interpolation in the intermediate years.

e) Result of the Forecasts of Non-Technical Losses Goals

Assuming the premises of forecast and with successive application of the models, starting points, and trajectories, it was possible to forecast the goals of regulatory non-technical losses and the potential of reduction of real Non-Technical Losses. Since the goal depends on the performance of the analyzed company and its benchmarking, with the successive drop of the real Non-Technical Losses due to a higher efficiency and efficacy of combat, there is a progressive reduction of the goal until the loss limit defined in the methodology is found. Figure 18 presents the dynamics of goal forecasting.

4th Cycle
Real PNT Projections
Application of the RTP models based on the Real PNT projections
PNT Benchmarks (2016)
Projection of Regulatory Goals from 2023 to 2047

Source: Own Elaboration

With the simulations of regulatory Non-Technical Losses performed to Cepisa, it is possible to observe that the the drop of real loss makes the company gain new benchmarks with even more demanding standards. The Benchmark company, which in the initial models is concessionaire Coelba, while in the final rounds and near the end of the agreement, the real loss drops and the benchmark tends to be of more demanding companies, such as Eletropaulo. It is observed that the difference between the Non-Technical Loss measured and the invoices is of 2.97%, which translated the regulatory Non-Technical Loss of Cepisa when considering the invoiced market. Graph 11 presents the result of forecasts of Non-Technical Losses and real goals based on the invoiced market.

40%
35%
30%
25%
20%
15%
10%
5%
0%
33%
34%
34%
37%
18%
17%
15%
14%
8%
6%
Verified PNT
Verified PNT Projection
Approved PNT Limits
PNT Limits Projections
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047

Source: Own Elaboration

The tables below present the projection of PNT by period of analysis, demonstrating the step-by-step of the calculation made.

1 – Calculation of the Start Point before the flexibility analysis	
Description	Non Technical Losses (%BT)
1 Goal 3rd Cycle (Billed)	13.93%
2 Difference between measured and billed (median 4 years)	2.97%
3 Goal 3rd Cycle (Measured) [1 + 2]	16.90%
4 Average History (Measured)	36.07%
5 Start Point (= Historic avg)	16.90%

2 – Calculation of th goal based on the Benchmarks			
Description	Model C	Model G	Model K
Benchmark Company	COELBA	COELBA	COELBA
6 Benchmark Loss (PNT/BT)	12.63%	12.63%	12.63%
7 Loss CEPISA (PNT/BT)	32.17%	32.17%	32.17%
8 Comparison Probability	65.70%	73.30%	87.50%
9 Goal based on each Benchmark [8 x 6 + (1 – 8) x 7]	19.33%	17.85%	15.07%
10 Average goal of Benchmarks [average (9)]		17.42%	

3 – Calculation of the Start Point and end Point after Flexibilization Analysis			
Description	Model C	Model G	Model K
Benchmark Company	COELBA	COELBA	COELBA
11 Benchmark Loss (PNT/BT)	12.63%	12.63%	12.63%
12 Loss CEPISA (PNT/BT) – Reference Losses 3rd cycle	39.97%	39.97%	39.97%
13 Comparison Probability	65.70%	73.30%	87.50%
14 Goal based on each Benchmark [13 x 11 + (1-13) x 12]	22.01%	19.93%	16.04%
15 Average goal of Benchmarks [average (14)]		19.33%	
16 Start Point [= maximum (5. & 10.)]		17.42%	
17 Goal [= Start Point]		17.42%	

Description	Start Point	2023	2024	2025	2026	2027
PNT/BT path (starting point up to goal)	17.42%	17.42%	17.42%	17.42%	17.42%	17.42%
Reduction Speed (pa)		0.00%	0.00%	0.00%	0.00%	0.00%
Reduction Limit (pa)		0.00%	0.00%	0.00%	0.00%	0.00%
Regulatory Reference PNT/BT (measured)	17.42%	17.42%	17.42%	17.42%	17.42%	17.42%
Difference between measured and billed	2.97%	2.97%	2.97%	2.97%	2.97%	2.97%
Regulatory Reference PNT/BT (billed)	14.44%	14.44%	14.44%	14.44%	14.44%	14.44%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

1 - Calculation of the Start Point before the flexibility analysis	
Description	Non Technical Losses (%BT)
1. 3rd Cycle Goal (Invoiced)	14.44%
2. Difference between measured and invoiced (average of the 4 last years)	2.97%
3 3rd Cycle Goal (Measured) [1 + 2]	17.42%
4. Historical Average (Measured)	23.07%
5 Start Point [Historic Measure)	17.42%

2 – Calculation of th goal based on the Benchmarks			
Description	Model C	Model G	Model K
Benchmark Company	COELBA	ELETROPAULO	ELETROPAULO
6. Benchmark Loss (PNT/BT)	12.63%	9.97%	9.97%
7. CEPISA loss (PNT/T)	19.17%	19.17%	19.17%
8. Comparison Probability	65.70%	55.00%	68.30%
9. Goal based on each Benchmark [8 x 6 + (1 - 8) x 7]	14.87%	14.11%	12.89%
10. Avg goal of Bachmarks [avg (9)]		13.96%	

3 – Calculation of the Start Point and end Point after Flexibilization Analysis			
Description	Model C	Model G	Model K
Benchmark Company	COELBA	ELETROPAULO	ELETROPAULO
11 Benchmark Loss (PNT/BT)	12.63%	9.97%	9.97%
12 CEPISA Loss (PNT/PT)	26.97%	26.97%	26.97%
13 P Probabilidade de Comparação	65.70%	55.00%	68.30%
14 Goal based on each Benchmark [13 x 11 + (1-13)x12]	17.55%	17.62%	15.36%
15 Average goal of the Benchmarks [average (14)]		16.84%	
16 Star point [= 5]]		17.42%	
17 Goal [=Start Point]		13.96%	

Description	Start Point	2028	2029	2030	2031	2032
PNT/BT Path (start point to the goal)	17.42%	16.72%	16.03%	15.34%	14.65%	13.96%
Reduction Speed (a.a.)		-0.69%	-0.69%	-0.69%	-0.69%	-0.69%
Reduction Limit (a.a.)		-0.69%	-0.69%	-0.69%	-0.69%	-0.69%
Regulatory PNT/BT Reference (measured)	17.42%	16.72%	16.03%	15.34%	14.65%	13.96%
Difference between measured and invoiced	2.97%	2.97%	2.97%	2.97%	2.97%	2.97%
Regulatory Reference PNT/BT (billed)	14.44%	13.75%	13.06%	12.37%	11.67%	10.98%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

1 - Calculation of the Start Point before the flexibility analysis	
Description	Non Technical Losses (%BT)
3rd Cycle Goal (Invoiced)	10.98%
2. Difference between measured and invoiced (average of the 4 last years)	2.97%
3. 3rd Cycle Goal (Measured) [1 + 2]	13.96%
4. Historical Average (Measured)	17.55%
5. Start point (historical average)	13.96%

2 – Calculation of th goal based on the Benchmarks			
Description	Model C	Model G	Model K
Benchmark Company	ELETROPAULO	ELETROPAULO	ELETROPAULO
6. Benchmark Loss (PNT/BT)	9.97%	9.97%	9.97%
7. CEPISA loss (PNT/T)	16.86%	16.86%	16.86%
8. Comparison Probability	42.70%	55.00%	68.30%
9. Goal based on each Benchmark (8 x 6 + (1 - 8) x 7]	13.92%	13.07%	12.15%
10. Avg goal of Bachmarks [avg (9)]		13.05%	

3 – Calculation of the Start Point and end Point after Flexibilization Analysis			
Description	Model C	Model G	Model K
Benchmark Company	ELETROPAULO	ELETROPAULO	ELETROPAULO
11 Benchmark Loss (PNT/BT)	9.97%	9.97%	9.97%
12 CEPISA Loss (PNT/PT)	18.25%	18.25%	18.25%
13 P Probabilidade de Comparação	42.70%	55.00%	68.30%
14 Goal based on each Benchmark [13 x 11 + (1-13)x12]	14.71%	13.70%	12.59%
15 Average goal of the Benchmarks [average (14)]		13.67%	
16 Start Point [= 5]]		13.96%	
17 Goal [= Start Point]		13.05%	

Description	Start Point	2033	2034	2035	2036	2037
PNT/BT Path (start point to the goal)	13.96%	13.78%	13.59%	13.41%	13.23%	13.05%
Reduction Speed (a.a.)		-0.18%	-0.18%	-0.18%	-0.18%	-0.18%
Reduction Limit (a.a.)		-0.18%	-0.18%	-0.18%	-0.18%	-0.18%
Regulatory PNT/BT Reference (measured)	13.96%	13.78%	13.59%	13.41%	13.23%	13.05%
Difference between measured and invoiced	2.97%	2.97%	2.97%	2.97%	2.97%	2.97%
Regulatory Reference PNT/BT (billed)	10.98%	10.80%	10.62%	10.44%	10.25%	10.07%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

1 - Calculation of the Start Point before the flexibility analysis	
Description	Non Technical Losses (%BT)
3rd Cycle Goal (Invoiced)	10.98%
2. Difference between measured and invoiced (average of the 4 last years)	2.97%
3. 3rd Cycle Goal (Measured) [1 + 2]	13.05%
4. Historical Average (Measured)	15.24%
5. Start point (historical average)	13.05%

2 – Calculation of th goal based on the Benchmarks			
Description	Model C	Model G	Model K
Benchmark Company	ELETROPAULO	ELETROPAULO	ELETROPAULO
6. Benchmark Loss (PNT/BT)	9.97%	9.97%	9.97%
7. CEPISA loss (PNT/T)	14.55%	14.55%	14.55%
8. Comparison Probability	42.70%	55.00%	68.30%
9. Goal based on each Benchmark (8 x 6 + (1 - 8) x 7]	12.59%	12.03%	11.42%
10. Avg goal of Bachmarks [avg (9]		12.02%	

3 – Calculation of the Start Point and end Point after Flexibilization Analysis			
Description	Model C	Model G	Model K
Benchmark Company	ELETROPAULO	ELETROPAULO	ELETROPAULO
11 Benchmark Loss (PNT/BT)	9.97%	9.97%	9.97%
12 CEPISA Loss (PNT/PT)	15.94%	15.94%	15.94%
13 P Probabilidade de Comparação	42.70%	55.00%	68.30%
14 Goal based on each Benchmark [13 x 11 + (1-13)x12]	13.39%	12.65%	11.86%
15 Average goal of the Benchmarks [average (14)]		12.63%	
16 Start Point [= 5]]		13.05%	
17 Goal [= Start Point]		12.02%	

Description	Start Point	2038	2039	2040	2041	2042
PNT/BT Path (start point to the goal)	13.05%	12.84%	12.63%	12.43%	12.22%	12.02%
Reduction Speed (a.a.)		-0.21%	-0.21%	-0.21%	-0.21%	-0.21%
Reduction Limit (a.a.)		-0.21%	-0.21%	-0.21%	-0.21%	-0.21%
Regulatory PNT/BT Reference (measured)	13.05%	12.84%	12.63%	12.43%	12.22%	12.02%
Difference between measured and invoiced	2.97%	2.97%	2.97%	2.97%	2.97%	2.97%
Regulatory Reference PNT/BT (billed)	10.07%	9.87%	9.66%	9.45%	9.25%	9.04%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

1 - Calculation of the Start Point before the flexibility analysis	
Description	Non Technical Losses (%BT)
3rd Cycle Goal (Invoiced)	9.04%
2. Difference between measured and invoiced (average of the 4 last years)	2.97%
3. 3rd Cycle Goal (Measured) [1 + 2]	12.02%
4. Historical Average (Measured)	12.93%
5. Start point (historical average)	12.02%

2 – Calculation of th goal based on the Benchmarks			
Description	Model C	Model G	Model K
Benchmark Company	ELETROPAULO	ELETROPAULO	ELETROPAULO
6. Benchmark Loss (PNT/BT)	9.97%	9.97%	9.97%
7. CEPISA loss (PNT/T)	12.24%	12.24%	12.24%
8. Comparison Probability	42.70%	55.00%	68.30%
9. Goal based on each Benchmark (8 x 6 + (1 - 8) x 7]	11.27%	10.99%	10.69%
10. Avg goal of Bachmarks [avg (9)]		10.98%	

3 – Calculation of the Start Point and end Point after Flexibilization Analysis			
Description	Model C	Model G	Model K
Benchmark Company	ELETROPAULO	ELETROPAULO	ELETROPAULO
11 Benchmark Loss (PNT/BT)	9.97%	9.97%	9.97%
12 CEPISA Loss (PNT/PT)	13.62%	13.62%	13.62%
13 P Probabilidade de Comparação	42.70%	55.00%	68.30%
14 Goal based on each Benchmark [13 x 11 + (1-13)x12]	12.06%	11.61%	11.13%
15 Average goal of the Benchmarks [average (14)]		11.60%	
16 Start Point [= 5]]		12.02%	
17 Goal [= Start Point]		10.98%	

Description	Start Point	2043	2044	2045	2046	2047
PNT/BT Path (start point to the goal)	12.02%	11.81%	11.60%	11.40%	11.19%	10.98%
Reduction Speed (a.a.)		-0.21%	-0.21%	-0.21%	-0.21%	-0.21%
Reduction Limit (a.a.)		-0.21%	-0.21%	-0.21%	-0.21%	-0.21%
Regulatory PNT/BT Reference (measured)	12.02%	11.81%	11.60%	11.40%	11.19%	10.98%
Difference between measured and invoiced	2.97%	2.97%	2.97%	2.97%	2.97%	2.97%
Regulatory Reference PNT/BT (billed)	9.04%	8.83%	8.63%	8.42%	8.21%	8.01%

Source: Self elaborated based on the methodology presented in TN No. 106/2015, ANEEL

In addition, according to the instructions in TN No. 351/2017, percentage that makes the verified loss of the company close to the regulatory levels in the first five years of the contract was applied in the economic-financial model for establishment of the company value in the privatization process. The companies Amazonas and Boa Vista do not fit these transitory provisions, considering that they have been benefited by Approval Resolution No. 2.184/2016.

4.2.7. Default

The methodology for calculation of Non-Recoverable Revenues for 4CRTP is presented in TN No. 107/2015 and has been kept partially after the discussions in AP No. 58/2016. In addition to being included in Portion A of the Required Revenues, the main methodological change refers to the exclusive use of the regulatory percentage of non-recoverable revenues – in its previous version, part of the non-recoverable revenues was calculated based on the percentage of non-recoverable revenues observed in the concessionaire´s commercial base. In addition, as of the review of 4CRTP, the non-recoverable revenues will also be calculated on the additional priority revenues.

The calculation of the percentage of regulatory non-recoverable revenues is based on a "mobile median" model, which considers *aging* period of 49 to 60 months. The *aging* period refers to the point of stabilization of the non-invoiced revenues curve. That is, in the case in question, between 49 and 60 months, the percentage of non-recovered revenues remains stable.

The regulatory percentage of non-recoverable revenues of each company is calculated from the average of a group of companies, formed by up to 10 concessionaires situated above and below in the complexity *ranking*, which involves a combination of variables related to the social-economic and environmental conditions of the concession area.

The companies in the upper or the lower part of the *ranking* are compared to a smaller number of companies. For example, the fourth company in the complexity *ranking* is compared to the three above and the ten below it. A company, which is the 11th place, will be compared to the 10 above and the 10 companies below it.

Once we adopted that the company will undergo the revision of 4CRTP in 2023 as assumption, the processes of tariff adjustment from 2017 to 2022 do not include the priority revenues, according to the methodology presented in PRORET 2.2A.

$$V_{RI} = \frac{RR + Financial}{(1 - ICMS - PIS - COFINS)} \times \left\{\sum_{C} (\rho_C \times RI_C)\right\}$$

Where:

RR: required revenues, not including the values corresponding to the non-recoverable revenues;
Financeiros: financial components of the distribution tariffs;
ρc: participation of consumption class C in the total revenues verified in the test year;
RIc: percentage of regulatory non-recoverable revenues, related to class C, according to the tables in PRORET Sub-module 2.2A (tables 2 and 3).

As of the tariff review in 2019, the formula will include the priority revenues in the calculation base.

$$V_{RI} = \frac{RR + Flags + Financial}{(1 - ICMS - PIS - COFINS)} \times \left\{\sum_{C} (\rho_C \times RI_C)\right\}$$

Where:

RR: required revenues, not including the values corresponding to the non-recoverable revenues;
Bandeiras: tariff priority revenues invoiced in the last 12 months;
Financeiros: financial components of the distribution tariffs;

Ác: participation of consumption class C in the total revenues verified in the test year; RIc: percentage of regulatory non-recoverable revenues, related to class C, according to the tables in PRORET Sub-module 2.2A (tables 2 and 3).

     Most components of the equations above will be presented in sections, where Portion B and the results from the tariff transactions are discussed. For ICMS and PIS/Cofins rates, the values used in the tariff adjustment process from 2016 are adopted. For Celpisa, the values are 22.78% for ICMS and 6.64% for PIS/Cofins. These rates are kept constant over the period of analysis.

     The percentage of regulatory non-recoverable revenues is obtained using the methodology in TN No. 107/2015 and presented in sub-module 2.2A of PRORET, and are also kept constant over the period of analysis: 1.29% for residential; 0.94% for industrial; 0.55% for commercial; 1.18% for rural; 0.22% for public authority; 0.05% for public lighting; 0.05% for public services.

     In addition to the regulatory calculation, the values of the observed default to be used in the calculation of the cash flow have also been estimated. The average revenues not invoiced in the period from 49 to 60 months until the end of 2016 were adopted as starting point, as informed by the distributor. The values obtained and applied in the calculation for 2017 were: 2.95% for residential; 5.88% for industrial; 2.92% for commercial; 6.21% for rural; 2.,95% for public authority; 1.74% for public lighting; 0.78% for public services. It was assumed that these values will be converted into the regulatory percentage within 10 years.

4.3. Methodology for definition of Portion B

     The definitions used for the calculation of Portion B are presented in Official Letter no. 113/2017-DR/ANEEL with the draft of the concession agreement - as well as definitions for the Portion A and tariff operations. Except for certain particularities, the definitions follow the methodologies presented in versions “A” of PRORET, as presented below. Note that the elements analyzed below are of regulatory nature and refer to the concession of the public service.

     The calculation of the value of Portion B is different between the processes of tariff review and adjustment. In the tariff adjustment procedure, the methodology from sub-module 3.1A of PRORET is followed.

     First, the Value of Portion B in the test year (12 months prior to the tariff adjustment) –also called VPB0 component -, is calculated as the quotient of the division of the Value of Portion B from the reference market (both from the previous tariff process) multiplied by the value from the reference market of the current process.

     Then, VPB0 is adjusted to recompose the elements, which are excluded from the previous process: Other Revenues, Demand Surplus and Reactive Excess. In the first tariff adjustment of the analyzed concessionaires (2017), an adjustment factor calculated by ANEEL according to Public Hearing No. 58/2016 (DR1 Factor) is used. For the other years, the so-called Pbi-1 Factor is estimated annually based on the data from the previous tariff process (t-1).

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After this adjustment, VPB0 is updated by IPCA and adjusted by the X Factor. Finally, Other Regulatory Revenues (OR)[17] and revenues from com Demand Surplus (UD) and Reactive Excess (ER)[18], are excluded. The following formula summarizes the exposed above.

Equation 14 – Calculation of Portion B in adjustment processes

$$VPB1 = VPB0 \times Adjustm.\,Factor \times (IPCA - X) - OR - UD - ER$$

$$Adjustm.\,Factor = \frac{VPB1_{t-1} + OR, UD, ER_{t-1}}{VPB1_{t-1}}$$

In addition, in the first tariff process (2017), the value of the ONS charge is added to Portion B.

In the tariff review procedures, Portion B is calculated according to the following equation. All components of the equation will be discussed along this report in specific sections.

Equation 15 – Calculation of Portion B in review processes

$$VPB = (CAOM + CAA) \times (1 - P_m - MIQ) - OR - UD, ER$$

Where:

CAOM: Regulatory Operational Costs;
CAA: Annual Cost of Assets;
Pm: equivalent to component Pd of Factor X;
MIQ: equivalent to component Q of Factor X;
OR: other regulatory revenues;
UD, ER: revenues from Demand Surplus and Reactive Excess.

4.3.1. Regulatory WACC

Regulatory WACC is calculated according to the ANEEL norm, and its formula is described below:

$$WACC = \frac{[Kd \times A + Ke \times (1 - A)]}{(1 - T)}$$

[17] It can be noted that it is about percentage of regulatory share of the Other Revenues, which varies according to the nature of the revenues (for the bigger part of them, it is 60%).

[18] Such revenues are net from taxes, of the regulatory percentage of 3.5% of the revenues, related to demand surplus in the transmission grid, and the irrecoverable revenues, applying the regulatory percentage associated with the industrial consumption class.

Where:

WACC = Weighted average capital rate, after taxes.

Kd = Third parties´ capital cost;

Ke = Cost of equity;

A = Average leverage of the companies from the sector; and

T = Income Tax Rate.

$$Kd = \left[\frac{(1 + (Rf + CR + RC)\ x\ (1 - T))}{(1 + \boldsymbol{r_{USD}})}\right] - 1$$

Where:

Kd = Third parties´ capital cost;

Rf = *Risk Free* Rate: T-Bond 10Y – average from the last 30 years;

CR= *Country Risk*: average from the last 15 years of the JP Morgan index EMBI

RC = Credit risk of the comparable Brazilian companies from the sector;

T = Income Tax Rate (34%);

rUSD = USA inflation rate: Average of the North-American inflation rate of CPI - US Congressional Budget from the last 15 years;

The cost of equity was estimated using the following formula:

$$Ke = \left[\frac{(1 + Rf + CR + \beta\ x\ PRM)}{(1 +\ r_{USD})}\right] - 1$$

Where:

Ke = *Cost of equity*;

Rf = *Risk Free* Rate: T-Bond 10Y – average from the last 30 years;

CR= Country Risk: average from the last 15 years of the JP Morgan index EMBI

β = Beta of comparable North-American companies decreased by the average leverage structure in the USA and increased by the leverage structure of Brazilian companies from the sector

PRM = Market Risk Premium: Difference between the average historical return of SP500 in the last 30 years and *Risk Free*

rUSD = USA inflation rate: Average of the North-American inflation rate from the last 15 years;

The ANEEL calculation in force is presented below:

Parameters:	Base Date
Rf	5.64%
CR	2.62%
Beta	0.70
PMR	7.56%
rUSD	2.41%
Ke	**10.90%**
A	48.76%
RC	3.37%
T	34.00%
Kd	**5.14%**
Regulatory WACC (Pre-Tax)	**12.26%**
Regulatory WACC (Post-Tax)	**8.09%**

For the regulatory WACC projection, update of the historical series from January 2018 using the ANEEL calculation methodology in force (base 2015) was considered. Once there is projection for review of the methodology in 2021, a factor which causes significant uncertainty, we assumed that the rate calculated for January 2018 will remain the same along the projection period.

We present the parameters of the adjusted regulatory WACC in January 2018 below:

Parameters:	2018
Rf	4.89%
CR	2.53%
Beta	0.70
PMR	6.90%
rUSD	2.11%
Ke	**9.95%**
A	48.76%
RC	3.37%
T	34.00%
Kd	**4.90%**
Regulatory WACC (Pre-Tax)	**11.34%**
Regulatory WACC (Post-Tax)	**7.49%**

- Risk free: Update and projection of *Risk Free* based on the average from the last 5 years of the 10-year T-bond (Source: Bloomberg)
- CR= *Country Risk*: update based on JP Morgan index EMBI - *Emerging Market Bond Index from the last* 5 years (source: Bloomberg);
- r_{usd} = USA inflation rate: Average of the 10-year projection of the North-American inflation rate on Base-Date 03/31/2017 (source: US *Congressional Budget Office*);

RC = Credit risk: Average historical spread of the Credit risk compared to SELIC applied on the SELIC projection along the projection (source: Bacen)

4.3.2. Operational costs and Factor Xt

     The Efficient Operational Costs are one of the main components to estimate the Value of Portion B in the Tariff Review processes (CAOM component in the formula for VPB calculation). The methodology used to calculate the efficient operating costs is presented in Official Letter no. 113/2017-DR/ANEEL, clause six, and follows in general lines the provisions of submodule 2.2A of PRORET. A few particularities of the Official Letter will be described throughout the methodology.

     Under regulatory point of view, such costs refer to the figures for Personnel, Material, Outsourced Services, Other Operational costs, Taxes and Insurance related to the Electric Power Distribution and Sale activity (PMSO). According to specifications in TN No. 66/2015, PMSO shall be adjusted in some points, particularly for Personnel and Other costs. In the Personnel data, the values of actuarial deficits and surpluses and the retirement and/or voluntary dismissal programs are excluded, while in Others, only the following are considered: indemnities for loss and damage, proper power consumption, expenses for trainees and job initiation program, expenses for consumer advising, expenses for internal communication and reprography, collection fee, bank fees and judicial labor sentences. Such adjustments are applied by ANEEL for tariff reviews and were considered to compose the PMSO data to be projected within this analysis.

     The approach used by ANEEL for the calculation of the efficient operational costs in the periodic tariff review seeks defining the efficient cost level for the performance of the processes, according to the conditions provided in the concession contracts and the regulation, assuring adequate service provision and that the assets will keep their service capacity unchanged throughout their service life. In the definition of the efficient operational costs, the costs of the distributors, the efficient cost level and the characteristics of the concession area will be observed.

     ANEEL uses the non-parametric model called DEA (Data Envelopment Analysis), whose purpose is to define a production/variable cost boarder as a way to identify the level of efficiency of the companies. The model considers PMSO, with the adjustments mentioned above, as production input. The values are also adjusted by salary indexes, for companies, which work in regions where labor cost is cheaper, not to have competitive advantage, and thus, masking their efficiency score.

     The products considered in 4CRTP were: Grid (underground grid, air-borne distribution grid and high voltage grid), consumers, average market (weighted by voltage level), NonTechnical Losses and quality (interrupted consumer hour). Using a sample of 61 companies for the period from 2011 to 2013, ANEEL obtained the efficiency scores in the DEA model as presented in Table 36.

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Table 36 – Operational Costs Efficiency Parameters in 4CRTP

Distributor	Efficiency	Distributor	Efficiency
JAGUARI	100%	BRAGANTINA	69%
CSPE	100%	CELG	69%
CELTINS	100%	CEMIG	69%
RGE	100%	CHESP	68%
COELCE	100%	NACIONAL	68%
PIRATININGA	100%	CFLO	67%
NOVA PALMA	100%	ENERSUL	67%
MUXFELDT	100%	SULGIPE	66%
COELBA	96%	COPEL	64%
CPFL PAULISTA	95%	COOPERALIANÇA	63%
ELEKTRO	94%	CELESC	62%
ELETROPAULO	93%	ESE	60%
COSERN	92%	CEPISA	59%
MOCOCA	91%	DEMEI	58%
CPEE	88%	COCEL	57%
CEMAR	87%	CELPA	56%
CELPE	86%	IGUAÇU	56%
EMG	83%	CEB	53%
AES SUL	83%	ENF	53%
BANDEIRANTE	82%	HIDROPAN	52%
EPB	82%	ELETROACRE	52%
SANTA MARIA	81%	ELETROCAR	52%
JOAO CESA	80%	CERON	51%
LIGHT	78%	URUSSANGA	45%
SANTA CRUZ	77%	CEAL	44%
CEMAT	77%	FORCEL	43%
CAIUA	74%	DME-PC	42%
EBO	73%	CEEE	42%
ESCELSA	72%	AME	31%
AMPLA	70%	BOA VISTA	23%
EDEVP	70%		

Source: Sub-module 2.2 A, PRORET

Using the *bootstrap*[19] method, ANEEL made a sensitivity analysis of the efficiency scores and generated the confidence intervals for the concessionaires, as it can be observed in Table 37.

[19] The main idea of the method consists in generating random sub-samples from a sample of verified observations and thus, expanding the observation database. From this resampling, it is possible to derive estimations of parameters of the population, which has given raise of the original sample.

Table 37 – Confidence intervals of the efficiency estimations

DISTRIBUTOR	Lower Limit	Center	Upper Limit
JAGUARI	94%	100%	100%
CSPE	94%	100%	100%
CELTINS	96%	100%	100%
RGE	95%	100%	100%
COELCE	94%	100%	100%
PIRATININGA	94%	100%	100%
NOVA PALMA	92%	100%	100%
MUXFELDT	86%	100%	100%
COELBA	88%	96%	100%
CPFL PAULISTA	90%	95%	99%
ELEKTRO	88%	94%	97%
ELETROPAULO	88%	93%	99%
COSERN	85%	92%	100%
MOCOCA	85%	91%	96%
CPEE	82%	88%	94%
CEMAR	81%	87%	94%
CELPE	77%	86%	90%
EMG	78%	83%	90%
AES SUL	78%	83%	89%
BANDEIRANTE	77%	82%	85%
EPB	76%	82%	86%
SANTA MARIA	77%	81%	85%
JOAO CESA	63%	80%	87%
LIGHT	74%	78%	83%
SANTA CRUZ	72%	77%	82%
CEMAT	72%	77%	85%
CAIUA	70%	74%	76%
EBO	68%	73%	79%
ESCELSA	68%	72%	76%
AMPLA	64%	70%	72%
EDEVP	66%	70%	73%
BRAGANTINA	65%	69%	71%
CELG	65%	69%	74%
CEMIG	65%	69%	73%
CHESP	64%	68%	76%
TELECOMMUNICATIONS	64%	68%	70%
CFLO	63%	67%	70%
ENERSUL	63%	67%	70%
SULGIPE	62%	66%	70%
COPEL	60%	64%	68%
COOPERALIANÇA	59%	63%	68%
CELESC	58%	62%	65%
ESE	55%	60%	63%
CEPISA	55%	59%	62%
DEMEI	53%	58%	61%
COCEL	53%	57%	60%
CELPA	52%	56%	58%

Source: Sub-module 2.2 A, PRORET

In a simplified way, the identification of the efficient cost level is obtained by comparing the distributors by means of a *benchmarking* method, which considers each concessionaire´s attributes. By using these conditioning items, a target is set for efficient operational costs to be achieved along the tariff cycle.

At the time of tariff review, the regulatory target is compared to the coverage of the operational costs in the concessionaire´s tariff, called operational cost revenues. By using the difference between the regulatory target and the operational cost revenues, a regulatory trajectory will be calculated. Part of the difference will be included at the time of tariff review and the remaining part will be considered to calculate component T of Factor X.

The first stage for the calculation of the Efficient Operational Costs that will compose Portion B is the determination of the Operational Cost Revenues (tariff coverage for operational costs)[20]. For this purpose, the part of the revenues corresponding to the efficient operational costs in the revenues verified in the test year (12 months prior to the review process), will be determined according to Equation 16.

Equation 16 – Operational Cost Tariff Coverage

$$CO_{At} = \frac{CO_{Rev} - VPB_{Rev}(1-(1-T_{Rev})^{N-1})}{VPB_{Rev}(1-T_{Rev})^{N-1}} \cdot VPB_{At}$$

Where:

COAt: operational cost revenues in the Test Year;

CORev: value of the efficient operational costs approved in the last tariff review, adjusted by the productivity gain component of Factor X (Pd);

VPBRev: value of Portion B in the last tariff review, adjusted by the productivity gain component of Factor X (Pd);

TRev: component T of Factor X defined in the last tariff review;

VPBAt: revenues of Portion B in the Test Year (tariff approved in the last readjustment applied to the market in the Test Year);

N: number of years in the last tariff cycle of the concessionaire (4 years in 2019 and 2023; 5 years for the rest).

The following steps involve the determination of target efficient operational costs by comparison between the operational cost revenues (COAt) and the interval of efficient operational costs for the concessionaire. As general rule, the target will be adjusted to limit the trajectory of regulatory operational costs to maximum variation of 5% a.y.

Equation 17 – Value of the Efficient operational costs

$$CO_{ef} = min(max(CO_{At}; LI); LS)$$

Where:

CO_{ef}: value of the efficient regulatory operational costs;

LI: lower limit of the efficient regulatory operational costs;

LS: upper limit of the efficient regulatory operational costs.

Equation 18 – Annual Variation of the Regulatory Operational Costs

$$\Delta CO = min\left(\left|\sqrt[N]{\frac{CO_{ef}}{CO_{At}}} - 1\right|; 5\%\right)$$

[20] Note that this section presents the normal methodology for determination of Efficient Operational Costs. The particularities brought by the draft contract, as already mentioned, will be discussed in the results from the calculation hereunder.

Equation 19 – Target of Efficient operational costs

$$CC_{goal} = CO_{At}(1 \pm \Delta CO)^N$$

N: number of years in the last tariff cycle of the concessionaire (4 years in 2019 and 2023; 5 years for the rest).

For cases, when the ratio between the cost defined by () and the operational costs observed (PMSO considering the regulatory adjustments mentioned above) is higher than 120%, the operational cost target will be adjusted according to the following expression.

Equation 20 – Target of shared Efficient operational costs

$$CO'_{goal} = \frac{1{,}2 \cdot OPEX_{avg} \quad CO_{goal}}{2}$$

For the calculation of PEX*average*, the average value of the operational costs observed in the two consecutive years closest to the tariff review will be considered, financially updated by IPCA until the date of the tariff review. These operational costs correspond to PMSO with the adjustments indicated in TN No. 66/2015.

To estimate the tariff transactions in the analyzed period, it was necessary to estimate a real trajectory of PMSO for the company. With this purpose, each analyzed concessionaire was compared to a group of similar companies, by means of clustering analysis. To build the *clusters* of companies, a set of variables, which presented relevant aspects for the was considered operational costs, was considered: market (MWh); consumer density (number of consumers per area); level of complexity (identifying social-economic particularities of the concession area), number of isolated systems and vegetation. It was decided not to include variables related to the grid, once there was high correlation between the grid and the variables already included in the analysis.

Once the variables, which will be used to determine the clusters, were established, it was necessary to standardize such variables to eliminate distortion caused by different measuring units, using the *Score-Z* method, presented in Equation 21.

Equation 21 – Standardization of variables

$$Z = \frac{X - \mu}{\sigma}$$

Where:

Z: standardized variable;

X: original variable to be standardized;

μ: mean of the data series;

σ: standard deviation of the data series.

With the variables standardized, it is possible to calculate Euclidian distances between the companies – i.e., the average distance between an analyzed concessionaire and the others, considering all variables that compose the determination of the *cluster* (in this case, market, consumer density, index of complexity, number of isolated systems and vegetation). The market and consumer data were updated with information for 2016 from SAMP (System for Market Data Follow-up for Economic Regulation) of ANEEL. For the index of social-economic complexity and vegetation, the most recent data from the ANEEL efficiency calculation worksheet of 4CRTP (2013) was used. The area necessary for the calculation of the consumer density was also obtained in the efficiency calculation worksheet in 4CRTP of ANEEL. The information was available for a group of 61 companies. The companies were also prior separated by size (number of consumers) and number of isolated systems in the concession area.

Equation 22 – Euclidian Distance

$$D_{ij} = \sqrt{\sum_{v=1}^{p} (Z_{iv} - Z_{jv})^2}$$

Where:

v: selected variable (v = 1, 2, 3, ..., p);

Z: standardized value of the variable of companies i and j.

Finally, to determine which companies shall compose the cluster, an analysis of the distance heterogeneity for given company is made, dividing each calculated distance by the maximum distance calculated for that company. As an example, Graph 12 is obtained.

Graph 12 – Example of heterogeneity curve

100%
80%
60%
40%
20%
0%
CSPE
ELETROACRE
COSERN
BRAGANTINA
DME-PC
COPEL
SULGIPE
CEMAT
SANTA MARIA
CELESC
ELEKTRO
CEMIG
CEMAR
ENE. BORBOREMA
CEB
CELPA
BOA VISTA
COELCE
CPFL PAULISTA
NACIONAL
AME
CELTINS
COELBA
CAIUA
RGE
AES SUL
CEAL
CERON
ENE. PARAÍBA
VALE PARANAPANEMA
LIGHT
CEEE
BANDEIRANTE
CELPE
ELETROPAULO
CELG
AMPLA
ENE. SERGIPE
ENE. NOVA FRIBURGO
ENE. MINAS GERAIS
PIRATININGA
SANTA CRUZ
ENERSUL

Source: Own Elaboration

The graph shows that companies close to the origin (0%) are more comparable to the analyzed concessionaire, while heterogeneity increases a lot, when considering the companies situated to the left, at longer distance from the origin. From the analysis of heterogeneity curves as these ones, clusters containing 8 companies closer to each designated company, were selected.

Table 38 – Cluster Composition

Amazonas Energia	CERON	Boa Vista	Eletroacre	CEAL	CEPISA
Nacional	Ene. Minas Gerais	Sulgipe	Escelsa	Vale Paranapanema	Escelsa
RGE	CELESC	CEB	DME	Ampla	CPFL Sul Paulista
AES Sul	CELPA	Bragantina	CEPISA*	COELCE	Eletroacre*
Caiuá	COELBA	Ene. Nova Friburgo	COSERN	CEEE	COSERN
Celtins	Santa Cruz	CERON	CELESC	CELG	Bragantina
Ene. Paraíba	CEB	CPFL Piratininga	Bragantina	Celtins	DME
Light	Amazonas Energia*	CEMAT	COPEL	CELPE	COPEL
CEEE	Ene. Borborema	COELBA	CPFL Sul Paulista	Bandeirante	Sulgipe

* The companies were excluded from the sample of the cluster that subsidies the operational cost analysis as these are designated companies.

Source: Own Elaboration

Once the *cluster* is built, the following step consists in estimating the PMSO trajectory of each analyzed concessionaire. The following methodology was adopted:

I. An efficiency indicator was estimated for each company from the *cluster*. This indicator was based on the efficiency calculation methodology of 4CRTP, which compares the operational costs at a product weighted average. The weights are obtained by applying the non-parametric method DEA, as used in 4CRTP and whose calculation methodology is described in TN No. 66/2015. The formula for the calculation of the efficiency indicator is presented below. The products selected to compose the efficiency analysis are similar to those in 4CRTP, with some simplifications, namely: market[21], number of consumers, extension of the grid[22], adjusted non-technical losses (difference in relation to the target in MWh) and CHI (interrupted consumer hour, based on the difference between the verified DEC and DEC V8). The indicator was calculated based on the information from the efficiency calculation in 4CRTP, considering the period from 2011 to 2013.

[21] The 4CRTP methodology uses a weighted average of the markets by voltage level. For simplification, the total market was used, with no breakdown.
[22] Likewise, for simplification, the total grid was used, with no breakdown in airborne HV, airborne and underground.

Equation 23 –Efficiency Indicator

$$\frac{PMSO\ \ Regulatory\ Observed}{\frac{1}{u}(\sum v_j y_j + \varphi)}, \text{ where:}$$

u = weight attributed to PMSO of the analyzed company in 4CRTP;

yj = value of product j of the analyzed company;

vj = weight attributed to product j of the analyzed company in 4CRTP;

ϕ = scale factor of the analyzed company attributed in 4CRTP.

II. Once the indicator is calculated for each company from the *cluster*, the following projection rule was determined for efficiency of the analyzed company:

(i) Maintenance of the level of efficiency from 2016 (last data observed for the analyzed concessionaires) in 2017 and 2018;

(ii) Convergence to the average level of efficiency of the companies of the first quartile of efficiency of the group (measured in 2013), considering a speed of convergence equal to the median of gain of efficiency of the companies of the cluster in a given period. The option for converging to the level of efficiency of the first quartile occurred due to the proximity of the level of efficiency of Cepisa in relation cluster average;

(iii) Once the average of efficiency of the first quartile is achieved, the company shall converge to a degree 10% more efficient throughout the period of concession.

(iv) The distance of the verified and the regulatory operational costs at the beginning of the evaluation period was also considered for the definition of the assumptions for efficiency gains of each designed distributor. On one hand, companies with considerable gaps between the regulatory and the verified operational cost may reduce their degree of inefficiency at initial rate higher than that of companies, which are already close to the regulatory efficiency standard. This effect is pursuant to the fact that the lower the identified degree of inefficiency, the more the return from adjustments of processes/activities/structures decreases. On the other hand, companies with costs close to the regulatory level of efficiency will take less time to achieve this level than those, which are far from this efficiency boarder. Distributors far from the regulatory cost levels may take more than one tariff cycle to achieve this level, while those, which are closer, will tend to remain efficient from the regulatory point of view in one tariff cycle.

For Cepisa, the companies that compose the *cluster* are: CSPE, COSERN, Escelsa, Bragantina, Sulgipe, COPEL, and DME. These companies present variation in the efficiency indicator in the period according to Table 39.

Table 39 – Composition of the *clusters and efficiencies* – Cepisa

	Eficiência no 4CRTP	Indicador de eficiência 2011	Indicador de eficiência 2013	% (p.a.)
CSPE	100%	0,49	0,42	6,6%
COSERN	92%	0,59	0,67	-6,7%
Escelsa	72%	0,89	0,98	-5,1%
Bragantina	69%	0,92	0,80	6,8%
Sulgipe	66%	0,75	0,67	5,4%
COPEL	64%	0,73	0,67	3,7%
DME	42%	1,43	1,26	6,2%
CEPISA	59%	0,89	0,89	0,0%

Source: Own Elaboration

Note that positive variation in the last column of the table, which compares the efficiency indicator between 2011 and 2013, indicates efficiency gains. The indicator for Cepisa shows that to offer each product unit (weighted combination of market, grid, consumer, PNT and CHI), the concessionaire needed 0.89 PMSO units in 2011. In 2013, this need was 0.89 PMSO units – i.e., the concessionaire became efficient in the period.

The median of the efficiency indicator of the group was 0.67. The efficiency average of the first quartile is of 0.55 (CSPE and COSERN). The speed of convergence to the first period was based on the median of gains of efficiency of the concessionaires forming the cluster, of 4.5%.

Thus, the efficiency curve for Cepisa is presented in Graph 13.

Graph 13 – Efficiency curve of Cepisa

Efficiency Indicator
0.90
0.80
0.70
0.60
0.50
0.40
0.30
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048

Source: Own Elaboration

III. From the efficiency curve and values projected for the considered products (whose projections are presented in the specific sections), it is possible to determine the estimated value of PMSO for each year using Equation 23. Thus, the values in Table 40 are obtained.

Table 40 – Forecast of regulatory PMSO Cepisa

	Regulatory PMSO (R$ million of 2016)	Var % p.a.
2016	R$ 397	
2017	R$ 408	3.0%
2018	R$ 416	1.7%
2019	R$ 403	-2.9%
2020	R$ 391	-3.0%
2021	R$ 380	-2.9%
2022	R$ 369	-2.9%
Average 2023 - 2027	R$ 342	-2.0%
Average 2028 - 2032	R$ 342	0.5%
Average 2033 - 2037	R$ 335	-0.7%
Average 2038 - 2042	R$ 323	-0.7%
Average 2043 - 2047	R$ 312	-0.7%

Source: Own Elaboration

As mentioned, these values are compared to the target Efficient Operational Costs, according to Equation 20 (average component OPEX). That is, in the calculation of the efficient operational costs, the cost target will always be compared to the PMSO calculated in the previous table (two-year average, adjusted by IPCA).

Furthermore, it is necessary to estimate some parameters used in the equations above.

Equation 24 – Value of the Efficient operational costs

$$LS = \alpha \cdot \frac{\theta_{sup}}{\theta_{ref}} \cdot Opex$$

$$LI = \alpha \cdot \frac{\theta_{inf}}{\theta_{ref}} \cdot Opex$$

Where:

LI and LS: limits of the regulatory operational costs;

θ_{inf}, θ_{sup}, θ_{ref}: lower, upper and reference limits of the efficiency interval determined for each company in 4CRTP and presented in the annexes to sub-module 2.2A of PRORET;

Opex: verified operational cost of the company used in the efficiency calculation (December 2013);

α: update factor.

Equation 25 – Update Factor

$$Opex_{ef} = \frac{1}{u}\left(\sum_{j=1}^{m} v_j y_j + \varphi\right) \rightarrow \alpha = \frac{Opex_{ef}^{t+1}}{Opex_{ef}^{t}} \cdot \frac{IPCA^{t+1}}{IPCA^{t}}$$

Where:

$Opex_{ef}$: efficient operational cost estimated for concessionaire (note that it is the same formula used to estimate the efficiency indicator discussed above – in this case, simplification of products market and grid was not adopted, keeping the calculation as presented in PRORET[23]);

t+1: base date of the tariff review;

t: base date of the efficiency calculation (Dec/13);

yj: product j of the company;

vj: weight of product j;

u: weight attributed to the consumable;

m: total products;

φ: scale factor of the company;

IPCA: index number of IPCA in the month before t+1 and t.

The products used are the following:

- Underground grid; Airborne Distribution grid; High Voltage grid. The methodology for total grid projection is presented hereunder. The breakdown in underground, airborne and high voltage was kept constant, based on the data from 2016;
- Weighted Market: LV, MV and HV (weights indicated in PRORET 2.2A and projection as indicated in the specific market section)
- Consumers
- Interrupted consumer hour $CHI_{aj} = \max((DEC_{real} - DEC_{V8}) \cdot cons; 0)$, where DECreal is the global performed DEC (average from the last 3 years); DECV8 is the reference for the DEC indicator of the concessionaire and cons is he number of consumers
- Non-Technical Losses $PNT_{aj} = \max((PNT_{BT} - meta) \cdot MBT; 0)$, where PNT_{BT} is the indicator on the low voltage market (average from the last 3 years), target is the

[23] The simplification adopted above was due to the fact that it was necessary to calculate the efficiency indicators for the comparable concessionaires. For the analyzed concessionary, the availability of more information enabled developing complete analysis.

regulatory target of Non-Technical Losses on the low voltage market and MBT is the low voltage market in the Test Year

The total extension of grids of each concessionaire was projected according to elasticity calculated for the number of total consumption units in the concession area. To determine this elasticity, panel data of the designated - concessionaires (6 companies) for the period between 2007 and 2016 (10 years) was used. A panel least squares model [8][24] was adopted, whose results are presented in Table 41. Elasticity of 0.76 was applied to the growth rates projected for the consumption unit of each concessionaire, obtaining the projection of the total grid extension.

Table 41 – Grid projection modeling results

Dependent Variable: LOG(NETWORK)				
Method: Panel Least Squares				
Sample: 2007-2016				
Periods included: 10				
Cross-sections included: 6				
Total panel (balanced) observations: 60				
Variable	**Coefficient**	**Std. Error**	**t-Statistic**	**Prob.**
LOG(UC)	**0.7609**	0.004999	152.2133	0.0000
R-squared	0.809664	Mean dependent var		9.975033
Adjusted R-squared	0.806383	S.D. dependent var		1.042149
S.E. of regression	0.458566	Akaike info criterion		1.31134
Sum squared resid	12.1964	Schwarz criterion		1.381151
Log likelihood	-37.3402	Hannan-Quinn criter.		1.338647
Durbin-Watson stat	0.031762			

Source: Own Elaboration

Finally, once the efficient operational cost target has been determined, it is enough to calculate the value of operational costs that will compose Portion B and the operational cost trajectory component, component T of factor X, according to the following equations.

Equation 26 – Operational Cost in Tariff review

$$CO_p = CO_{At} + \frac{(CO\text{goal} - CO_{At})}{N}$$

[24] The model was estimated using the software E-Views 9. The database used is the same as that considered for the calculation of efficient operational costs.

Equation 27 – Component T of Factor X

$$T_p = \left(1 - \sqrt[N-1]{\frac{CO^{\text{goal}}}{CO_p}}\right) \cdot \frac{CO_p}{VPB_p}$$

Where:

COp: regulatory efficient operational costs to be considered in the tariff review;

Tp: trajectory component of the operational costs of factor X for the tariff review;

VPBp: value of Portion B of the tariff review;

N: number of years in the regulatory cycle, it will be equal to 4 in 2019 and 5 in all further reviews.

To Cepisa, the estimated results for the Efficient Operational Costs and component T of Factor X are presented in Table 42.

Table 42 – Operational Costs and Component T Cepisa

Year	Operating Costs (R$ '000) Current	T Factor
2023	R$843,626	4.19%
2028	R$824,769	3.04%
2033	R$829,239	1.35%
2038	R$959,612	0.59%
2043	R$1,179,628	0.66%

Source: Own Elaboration

4.3.3. Factor Xpd and Xq

The purpose of Factor X is primordial to assure that the balance set in the tariff review between revenues and efficient expenses is kept in the subsequent tariff changes. This is done by means of transfer of the potential productivity gains of the electric power distribution segment to the consumers. The approach adopted by ANEEL adds to Factor X a mechanism of stimulation to the improvement of the technical and commercial quality of the services rendered to the consumer. A component is also used to establish the gradual transition of operational costs of the concessionaire towards its efficient costs.

Thus, Factor X is composed by the sum of three components and their methodologies are presented in sub-module 2.5A of PRORET:

- Component Pd: consists in productivity gains of the electric power distributors in the analyzed historical period, adjusted by the market variation observed and the consumption units, because these are factors, which affect the distributors´ productivity gains;
- Component Q: results from the quality of the technical and commercial services provided by each distributor to their consumers. This component is entered in the context of the Incentive Mechanism - MI, which involves other actions of the Agency. In its calculation, the variation of seven indicators and the compliance with the quality standards set by ANEEL are taken into consideration
- Component T: adjusts, along a defined period, the observed operational costs of each concessionaire to the efficient operational cost. The methodology for the application of component T was described in the previous section.

The first component, Pd, is calculated by means of an equation, which aggregates the median of the productivity of the distribution segment (PTF), the medium growth of the invoiced market and the variation of the number of consumption units of the concessionaire, according to Equation 28.

Equation 28 – Component Pd of Factor X

$$Pd = PTF + 0{,}14 \times \left(\Delta MWh - \overline{\Delta MWh}\right) - 0{,}04 \times \left(\Delta UC - \overline{\Delta UC}\right)$$

Where:

PTF: Average productivity of the distribution segment, 1.53% a.y.;

ΔMWh: Annual variation of the concessionaire´s market, between the tariff process in progress and the previous tariff process;

$\overline{\Delta MWh}$: Average historical annual variation of the distributors market, 4.65% a.y.;

ΔUC: Annual variation of the number of consumption units, between concessionaire´s market, between the;

$\overline{\Delta UC}$: Average historical annual variation of the number of consumption units, 3.39% a.y.

As it can be observed in the equation above, productivity is composed of two parts, as specified in Technical Note No. 67/2015. The first is Total Factor Productivity Total (PTF) observed in the electric power distribution segment. PTF is obtained by ANEEL using the Tornqvist index methodology, calculated by the median of the geometrical means of the productivity rates of all concessionaires in the period from 2005 to 2012. Productivity was calculated by the relation between market by voltage level and the total cost (operational and capital).

The second part of the equation is based on a multivariate regression for the same period, which has evaluated the impact of two components: (i) the difference between the concessionaire´s market variation and the average market growth; (ii) the difference between the variation of the consumption units and average growth of the consumption units. The values that appear in Equation 28 are the results for the parameters obtained by means of the regression.

     The update of these parameters, considering that there is no methodological change, requires construction of a market and total cost database, including the Capital cost, which requires estimation of a base of assets for each distribution concessionaire in the country. According to PRORET 2.5A, the productivity calculation parameters will be updated in 2019, to be applied in 2020. As there is no updated database, it was considered relevant to keep the format and the parameters of the formula approved for 4CRTP along the whole analyzed period.

     For evaluation of the annual variation of the invoiced market – average MWh -, the growth values of the low, medium and high voltage markets are weighted by the share of each voltage range in the formation of Portion B. The weights for each voltage level are fixed and presented in sub-module 2.5A of PRORET. The market and the consumption units used for projection were presented in a specific section in this Report.

     Between 2018 and 2022, component Pd will be kept equal to zero, following the proposal of sub-clause three of the Transitory Provisions of the draft concession contract (Document No. 113/2017). The same will be done for component T, once there is also provision to use verified values observed for operational costs, not justifying the adoption of efficiency trajectory.

     Technical Note No. 88/2017-SRM/SGT/SRD/ANEEL, which accompanies Public Inquiry ANEEL No. 32/2017, presents values to be adopted for the designated concessionaires for components Pd and T of Factor X in the adjustment process in 2017.

     Component Q of Factor X seeks quantifying not only the technical quality, but the commercial performance of the concessionaire as well. The technical aspects are measured by DEC and FEC, which will be discussed hereunder. The commercial aspects are measured by means of five indicators, presented in the following Table.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	110

Indicator sign	Indicator	Definition	Standards set For service	Distributors Classified	Regulation
Commercial					
FER	Equivalent Frequency of Complaints	Equivalent frequency of complaints to every thousand consumer units	Max defined value For each Dist.	All	REN nº 574/2012
IASC	ANEEL Consumer Satisfaction Index	Results of the assessment of the satisfaction level of the residential consumer with the service	Min value of 70	All	
INS	Call Center Service Level Indicator	Relation of answered calls by less dropped received calls	Value greater or equal to 85%	All with more than 60 thousand units	Art 188 of REN n°414/2010
iAb	Call Center Abandoned Calls Indicator	List of calls dropped over received less dropped calls	Value inferior or equal to 4%	Those with more than 60 thousand units	Art 188 of REN n°414/2010
ICO	Call Center Busy Calls Indicator	List of busy calls over offered	Value lower or equal to: 4% until 2012; 2% from 2015 on	Those with more than 60 thousand Units	Art 188 of REN n°414/2010
Technical					
DEC	Equivalent length of Interruption by Consumer Unit	Time a UC was without power for some period	Max value for each Dist.	All	Module 8 of PRODIST
FEC	Equivalent frequency of interruption by Consumer Unit	Number of times a UC was without power for some period	Max value for each Dist.	All	Module 8 of PRODIST

Source: Sub-module 2.5 A, PRORET

Component Q is calculated for application of the following Equation 29.

Equation 29 – Component Q of Factor X

$$Q = 0{,}50 \cdot Q_{DEC} + 0{,}20 \cdot Q_{FEC} + 0{,}10 \cdot Q_{FER} + 0{,}10 \cdot Q_{IASC} + 0{,}04 \cdot Q_{INS} + 0{,}03 \cdot Q_{IAb} + 0{,}03 \cdot Q_{ICO}$$

ANEEL divides the concessionaires as those, which meet the standard, and those, which do not meet the established standard. On their turn, each of these two groups is divided in two classes of distributors: the one composed of the 25% of the best (or worst) and the one of the rest 75%. Therefore, there are four classes of concessionaires according to their performance. The division of the classes is preceded by the separation of the concessionaires in two groups using the size criterion. Thus, bigger concessionaires will have their performance compared in between. Likewise for the smaller concessionaires. The criterion for division of the two groups is set within the annual evaluation of the service continuity *ranking*, which shall also include disclosure of the commercial indicators.

To obtain the quality parts (QDEC, QFEC, QFER, QIASC, QINS, QIAb, QICO), the following are necessary: (i) the variation of the indicators in the two previous years; (ii) the values of the standards for identification of concessionaires, which meet the limits or not; and (iii) the performance *ranking* for definition of the four classes.

There is a specific model to be applied to obtain each quality part. These models are presented in the annexes to sub-module 2.5A of PRORET. There is an example for DEC below.

Table II.1 – Equations and Parameters for the Classes – DEC Indicator

CLASS	RATE OF CHANGE	CURVE
25% best (meet the standard)	$\Delta i =< -25\%$	$Q_i = -2{,}00$
	$-25\% < \Delta i < 5\%$	$Q_i = 0{,}0667 x \Delta i - 0.333$
	$5\% < \Delta i < 20\%$	$Q_i = 0{,}0267 x \Delta i - 0.133$
	$\Delta i >= 20\%$	$Q_i = 0.400$
75% remaining (meet the standard)	$\Delta i =< -25\%$	$Q_i = -1.30$
	$-25\% < \Delta i < 0\%$	$Q_i = 0{,}0520 x \Delta i$
	$0\% < \Delta i < 20\%$	$Q_i = 0{,}0600 x \Delta i$
	$\Delta i >= 20\%$	$Q_i = 1.20$
75% remaining (meet the standard)	$\Delta i =< -25\%$	$Q_i = -0{,}900$
	$-25\% < \Delta i < -5\%$	$Q_i = 0{,}0450 x \Delta i + 0.225$
	$-5\% < \Delta i < 20\%$	$Q_i = 0{,}0640 x \Delta i + 0.320$
	$\Delta i >= 20\%$	$Q_i = 1{,}60$
25% worse (don't meet the standard)	$\Delta i =< -25\%$	$Q_i = -0.500$
	$-25\% < \Delta i < -10\%$	$Q_i = 0{,}0333 x \Delta i + 0{,}333$
	$-10\% < \Delta i < 20\%$	$Q_i = 0{,}0667 x \Delta i + 0.667$
	$\Delta i >= 20\%$	$Q_i = 2.00$

Chart II.1 – Curves for the model applied to the DEC Indicator

25% best (meet the standard)
75% remaining (meet the standard)
75% remaining (don't meet the standard)
25% worse (don't meet the standard)

Source: Sub-module 2.5 A, PRORET

With the variation of the indicator (axis x) and the class of the concessionaire (each of the four straight lines represents a different class), the value of the quality part (axis y) is obtained in percentage. In the differences graphs in the annex to PRORET, it can be observed that for each straight line, there are different parameters for tolerance, inclination, amplitude and saturation, which enables calibrating the desired incentive, in addition to reporting the characteristic of the parameter in the best possible way.

For purposes of projection, maintenance of the performance of all other concessionaires was used as assumption. For the technical quality indicators (DEC and FEC) of the analyzed concessionaire, the evolution of the indicator was used, as presented in section 4.3.5 of this Report.

For the commercial quality indicators, it was adopted as assumption that they will be linearly converted by 2048 to the average value from the first quartile of the current performance

(2016) of the concessionaires[25], except in case the concessionaire is already in the first quartile – for each indicator, there are different companies in the first quartile. The following table shows the current values for Cepisa and the values for the first quartile.

Table 44 – Commercial indicators in 2016 – Cepisa

Indicator	CEPISA	Value of the first quartile	ANEEL Standard
IASC	42.62	70.16	70.00
FER*	17.20	5.51	28.00
INS	90.98	94.68	85.00
Iab	2.27	0.80	4.00
ICO	1.35	0.00	2.00

Source: Own Elaboration

Finally, the efficiency trajectory for the operational costs is determined by component T, presented in the previous section. The projection results for Cepisa can be seen in Table 45.

	X Factor	Pd	T	Q		X Factor	Pd	T	Q		X Factor	Pd	T	Q
2017	2.15%	2.15%	0.00%	0.00%	2028	4.17%	1.44%	3.04%	-0.31%	2038	1.84%	1.52%	0.59%	-0.26%
2018	0.00%	0.00%	0.00%	0.00%	2029	4.16%	1.43%	3.04%	-0.31%	2039	1.84%	1.52%	0.59%	-0.27%
2019	0.34%	0.00%	0.00%	0.34%	2030	4.15%	1.41%	3.04%	-0.31%	2040	1.84%	1.53%	0.59%	-0.27%
2020	-0.29%	0.00%	0.00%	-0.29%	2031	4.16%	1.43%	3.04%	-0.31%	2041	1.85%	1.53%	0.59%	-0.28%
2021	-0.64%	0.00%	0.00%	-0.64%	2032	4.22%	1.49%	3.04%	-0.32%	2042	1.85%	1.54%	0.59%	-0.28%
2022	-0.74%	0.00%	0.00%	-0.74%	2033	2.52%	1.50%	1.35%	-0.32%	2043	1.92%	1.54%	0.66%	-0.28%
2023	4.88%	1.55%	4.19%	-0.86%	2034	2.53%	1.50%	1.35%	-0.32%	2044	1.92%	1.55%	0.66%	-0.29%
2024	4.83%	1.52%	4.19%	-0.88%	2035	2.53%	1.50%	1.35%	-0.32%	2045	1.92%	1.56%	0.66%	-0.29%
2025	4.78%	1.50%	4.19%	-0.90%	2036	2.53%	1.51%	1.35%	-0.33%	2046	1.93%	1.57%	0.66%	-0.30%
2026	4.73%	1.48%	4.19%	-0.93%	2037	2.60%	1.51%	1.35%	-0.26%	2047	1.93%	1.57%	0.66%	-0.31%
2027	5.34%	1.46%	4.19%	-0,31%										

Source: Own Elaboration

[25] IASC: COSERN, EPB, COPEL, CELPE, CAIUÁ, RGE, CPFL Santa Cruz, CEEE, AES Sul; FER: CEAL, COELCE, CEB, ESE, EMG, Ampla, CPFL Santa Cruz, COELBA, CERON; INS: CPFL Santa Cruz, CELESC, CPFL Piratininga, RGE, CPFL Paulista, AES Sul, Caiuá, Enersul, Bragantina, CEAL; Iab: CPFL Santa Cruz, CELESC, CPFL Piratininga, RGE, Enersul, Caiuá, CPFL Paulista, Bragantina, CEB; ICO: AmE, CEAL, CEEE, CERON, Escelsa, Ampla, RGE, CELG, CELESC, AES Sul.

4.3.4.Demand Surplus, Reactive Excess and Other Revenues

     Sub-module 2.7A of PRORET classified Other revenues in three categories: (i) activities inherent to the electric power distribution service; (ii) complementary activities; and (iii) atypical activities.

     The revenues inherent to the electric power distribution service are additional to the power supply, but are still part of the essence of the electric power distribution concession, for which the expenses incurred while providing the services are already contemplated in the revenues of the regulated service. In this category, the revenues obtained from connection charges and chargeable services as included; as well as the revenues determined for Demand Surplus and Reactive Excess; the purpose of their collection is to incentive optimized use of the grid and efficient consumption of power, without effective service compensation by the concessionaire.

     The complementary activities are those, whose expenses are not clearly identified and are already covered by the revenues coming from the regulated activity. In this sub-group, the revenues from share of infrastructure and communication systems (PLC) are allocated.

     The atypical activities are those, on which administration and management criteria are imposed, which enable full distinction of the cost and income accounting. They are composed of revenues coming from provision of services to third parties (operation and maintenance, consulting, communication and engineering) and charge for the agreement collection in the energy bills.

     From the most recent information about Other revenues supplied by the concessionaire, it was adopted as assumption that it will evolve according to the growth of IGP-M, as it is about the price index used by ANEEL for financial update of the regulatory values of Other Revenues. This indicates maintenance of the current levels of other revenues, without additional efforts for their expansion. Such case reflects a reduction of the incentives for generation of other revenues, once there was reduction of the period, in which it is possible gain benefits from this source of revenues. Upon the last update, PRORET, the other revenues are excluded from Portion B annually, and not only in the tariff review processes.

     For the set of analyzed concessionaires, it should be noted that the readjustments of 2017 and 2019 used the model of shared revenues of 3CRTP. The application of the current shared methodology will only occur in the first tariff review procedure (2020). The obtained results are presented in Graph 14.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	114

R$30
R$25
R$20
R$15
R$10
R$5
R$-
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047

Source: Own Elaboration

For the forecast of Demand Surplus ("UD") and Reactive Surplus ("ER"), the following methodology was adopted: (i) calculation of the ratio between UD,ER and high and medium voltage markets in the recent period (2014-2016), according to information of annual revenue with UD and ER, provided by the companies, and historical market data; (ii) maintenance of this ratio throughout the entire period and, from the forecasts of the high and medium voltage markets, obtainment of the UD and ER values.

These values are adjusted by IPCA accumulated in the reference period of the tariff process and excluded from Portion B. Graph 15 illustrates the projection of UD and ER for Cepisa along 30 years.

R$18
R$16
R$14
R$12
R$10
R$8
R$6
R$4
R$2
R$-
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047

Source: Own Elaboration

4.3.5. DEC and FEC Indicators

     The regulation of the continuity in the Brazilian Electric Sector – started in the 70s by means of DNAEE Ordinance No. 046/1978 – has underwent successive amendments and improvements until nowadays. After the creation of ANEEL, Aneel Resolution No. 024/2000 (REN No. 024/00) was approved, in which the regulation of the continuity with the new tariff regimen was accounted: the price cap. In this regimen, the regulator seeks to stimulate the distribution concessionaires to provide their services more efficiently, i.e., lower costs and prudent investments. However, for the seek for maximization of the return from the business not lead to worsening of the service quality, ANEEL developed a complementary regulatory mechanism, which sets standards (limits or targets) to be met by the concessionaires under penalties of sanctions and compensations for non-fulfillment.

a) Concepts and History of Calculation of the Indicators

     The Distributor determines the continuity of the service provided to the consumers by means of individual indicators regarding the time and the number of times a consumption unit has remained without electric power in given period. Such indicators are submitted to ANEEL periodically, and ANEEL is entitled to inspect the calculation process and assess them from the regulatory point of view. The individual indicators are: DIC - Individual Interruption Duration per Consumption unit or Point of Connection; FIC – Frequency of Individual Interruption per Consumption unit or Point of Connection; DMIC – Maximum duration of continuous interruption per consumption unit or point of connection; and DICRI - Individual duration of the interruption on a critical day per consumption unit or point of connection.

     The follow-up of the individual indicators is done by means of limits, also individual, which are defined for monthly, quarterly and annual periods in relation to the DIC and FIC indicators. The limit of the DMIC indicator is defined for a monthly period, while the limit of the DICRI indicator is defined for each interruption on a critical day.

     When the limits of the individual continuity indicators are violated, the Distributor shall compensate the consumer financially by means of direct discount in the bill within two months after the calculation of the violation. As it will be approached in section 4.3.6, the formula defined by the Regulator for the calculation of the compensation considers the percentage of excess valued by a financial charge.

     From the values calculated for the individual DIC and FIC indicators, group indicators (DEC and FEC) are obtained, which reflect he average of the continuity of the provided service for given conglomerate of consumers. Normally, the group indicators are calculated both at level of groups of consumption units (subdivisions of the concession area) and at company level (the entire concession area).

     The graphs below demonstrate, to the distributor, the evolution of the calculated DEC and FEC indicators and the regulatory limits homologated for the period from 2013 to 2016. In addition, for year 2017, it demonstrates the limit of internal collective indicators 26 DECi e FECi

26 Internal limits were defined for the manageable part of the indicators by the Distributor according to Normative Resolution No. 748/16, which set forth the terms and conditions for provision of public service of electric power

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	116

(which do not consider the interruptions originated outside the distribution system), as of Normative Resolution no. 748/16, dated November 29, 2016.

35
30
25
20
15
10
5
-

	2013	2014	2015	2016	2017
Assessed	29.78	32.94	26.21	23.40	
Internal Limit **	-	-	-	-	21.74
Limit	24.62	23.71	22.23	20.30	19.00

Source: ANEEL site.

** The DECi and FECi limits were obtained from the Approval Resolution No. 2.184, November 29, 2016.

25
20
15
10
5
-

	2013	2014	2015	2016	2017
Assessed	23.35	20.57	19.91	16.41	
Internal Limit **	-	-	-	-	15.01
Limit	18.47	17.54	15.79	14.05	12.39

Source: ANEEL site.

** The DECi and FECi limits were obtained from the Approval Resolution No. 2.184, November 29, 2016.

Graph 18 presents the historical evolution of the values and the volume of compensations paid by Boa Vista (Capital) to its consumers for the years from 2013 to 2016. The sum of the compensations paid for violations in the monthly, quarterly and annual calculation periods were accounted. ANEEL's website does not present data on the annual compensations of 2016 for Cepisa, reason why the financial level has been reduced in the last year. These values will be updated as soon as the information is available.

distribution by Designated Distributor, in the terms of article 9 of Law No. 12.783, dated January 11, No. 388, dated February 26, 2016 of the Ministry of Mines and Energy.

467
707
763
588
2,494
3,763
4,676
3,106
2013
2014
2015
2016
Compensation Value (R$ Thousand)
Quantity of Compensation (# Thousand)

Source: ANEEL

The distributor presented growth in the amount of compensations between 2013 and 2015 (increase of BRL 2.1 million), which is also verified for the quantity of compensations paid: increase of 296 thousand compensations in the same period.

In the following section, the regulatory methodology for the definition of the collective limits of the service quality indicators (DEC and FEC) of the distributors of electric power will be presented, applied to each Periodical Tariff Review (RTP) .

b) Methodology for Definition of the Group Limits of the Service Quality Indicators

For the definition of the limits of the group continuity indicators (DEC and FEC) of the distributors, ANEEL stipulated the following procedures: (i) desegregation of the operation area of each concessionaire in groups of consumption units (geoelectric groups); (ii) characterization of each group of the country by means of 7 (seven) attributes describing the service quality; (iii) application of the dynamic grouping method (*clustering*) for the identification of the similar groups; (iv) definition of the regulatory limits of the continuity indicators based on the performance of the groups considered similar (*benchmarking* by means of position measurement); (v) application of a linear decrease trajectory within 8 years[27] for definition of the annual limits of each group from their target values in force; (vi) application of specific treatment for groups with give characteristics – those with high degrees of heterogeneity, high share of the supply in the interruptions and/or high annual target drop rates.

The group of consumption unit (analysis unit for definition of group limits) is defined as the range area of a Distribution Substation (SED) owned by the Distributor, with High Voltage

[27] As clarified in Technical Note No. 0028/2010-SRD/ANEEL, the transition period was set considering the characteristics of each system and the required performance variation, adopting the average period of two tariff reviews, namely, eight years.

(HV) primary and Medium Voltage (MV) secondary. The criteria for creation, aggregation and division of the groups are set by ANEEL in Section 8.2, Module 8 of PRODIST.

For purposes of determination of the quality targets, the groups are characterized by means of attributes with high correlation (theoretically) with the DEC and FEC indicators. The 7 (seven) attributes currently used are:

- PC_VRAM → Percentage of area with remaining vegetation high or medium (%);
- PLUV → Average Annual Pluviometric Precipitation (mm);
- PC_NUC_AD → Percentage of Consumption units (UC) in High Density Areas (%);
- PC_ERMT_3F → Percentage of Medium Voltage (MV) grids, three-phase (%);
- CM_NUC_RES → Average Consumption per CU of the Residential Class (given in MWh);
- NUC_IND → Number of CU in the Industrial Class **(exclusive for DEC)**;
- NUC_COM → Number of CU in the Commercial Class **(exclusive for FEC)**.

ANEEL takes these attributes from the Geographic Database of the Distributor (BDGD) sent annually by each Distributor, in addition to using other databases[28].

The methodology approved by the Agency uses the dynamic clustering method to identify similarity between the groups in these attributes. It is worth pointing out that this method is applied only between airborne groups, while the underground groups form a single cluster.

In the clustering process, each group, in given time of analysis, is considered the reference group and then, the groups, which are the most similar to it, are established. The distance measure used to evaluate the degree of similarity between the groups is the Euclidian one. Considering that this measure is sensitive to the scale differences existing between the attributes used in the comparison, the standardization called *Score Z* is done first - calculated by subtracting the average and dividing by the standard deviation for each attribute.

Once the Euclidian distances are calculated, it is necessary to determine the heterogeneity of each reference group in relation to the other groups by means of Equation 30.

Equation 30 – Determination of Heterogeneity

$$H_i = \frac{Max\left(Dist_i^j\right)}{3\sqrt{k}}$$

Where:

I: Reference group index;

J: Index of the group candidate for comparison to group i;

$Dist_i^j$: Euclidian distance of group i for group j;

$3 \cdot \sqrt{k}$: Maximum reference distance, where k is the number of attributes.

[28] Native vegetation data taken from Project for Preservation and Sustainable Use of the Brazilian Biological Diversity - Probio (2008), and the precipitation data is from the CPTEC site (from 1999 to 2012).

For the definition of the clustering of similar groups, 20% is considered maximum allowed heterogeneity; however, it is also restricted to the comparison to a minimum and maximum quantity of comparable groups, namely:

- Minimum comparable groups: 50 (heterogeneity is higher than 20%).
- Maximum comparable groups: 100 (heterogeneity is lower than 20%).

The groups, which form clusters with 50 members (lowest clustering allowed) are called heterogeneous. For these groups, the norm provides performing a particular analysis to define the 0 limit, once there are few comparable groups.

Once the similar groups are defined, their performance is compared in between. For this purpose, the similar groups are ordered in increasing order according to the average of the grouped values of the DEC and FEC indicators from the last 3 years.

The regulatory target is set by using a position measure, namely:

- Interconnected airborne groups: a group placed in the 2nd decile.
- Underground or isolated airborne groups: a group placed in the median.

The limit trajectory is linear and decreasing – Equation 31 –, starting from the current limit (V0) of the group and achieving the regulatory target within 8 years (V8). The values obtained from the trajectory equation are rounded to integers (simples rounding). In case V8 is higher than V0 –Equation 32–, keeping the initial limit until the end of the tariff period (V0 lock assumption).

Equation 31 - Limit Equation

$$Limit^0 > Limit^{Target} \qquad Limit^t = Limit^0 - t \times \left(\frac{Limit^0 - Limit^{Target}}{T}\right)$$

Equation 32 – Simplified Limit Equation

$$Limit^0 \leq Limit^{Target} \qquad Limit^t = Limit^0$$

Where:

T – Transition period, considered 8 years;

t – year, when the limit shall be calculated;

$Limite^t$ – limit to be calculated for year t;

$Limite^0$ – last limit already set for the group (current limit);

$Limite^{Alvo}$ – limit obtained by applying the percentile (target limit).

     Finally, ANEEL defines criteria to handle specific situations of target calculation, such as: (i) the heterogeneous groups; (ii) the groups with very high part of the indicator related to the supply; and (iii) the groups with targets, which imposes high annual reduction rates.

     For the handling of the heterogeneous groups, an index – Score ANI – is calculated, which determines whether the heterogeneous group has, average, attributes with higher complexity (when positive) or lower complexity (when negative), when compared to the other groups from its cluster. Score ANI may change the percentile used to define the regulatory target of the heterogeneous group and consequently, change the trajectory of the limits for the analyzed tariff cycle.

     For handling of the groups with high share of supply in the indicators (in case, the limit defined at 9% for DEC and 15% for FEC is exceeded), the trajectory of the limits of the group is attenuated diluting the difference between the calculated value of the external indicator and the average of the grouped values of the external indicator of the similar groups in 4 years.

     The last treatment given is in relation to the groups with very intensive limit-reduction trajectory, defining maximum annual reduction values of 8 hours for DEC and 5 interruptions for FEC. Thus, the trajectory of reduction is restricted in case it has differences greater than these limits in successive years.

c) Premises to Forecasting the Verified DEC and FEC Indicators (or real)

     The projections for the calculated (or verified) service quality indicators – DEC and FEC –follow three particular moments of the new concession. The first moment is characterized with the adoption of Temporary Provision regimen in force in 2017 and possibly, in the beginning of 2018, assuming that the calculated indicators remain equal to the values verified in 2016. The second moment of the projections is comprehended between 2019 and 2025, where it is expected not only the new administration to set off, but also the beginning of the results collected by means of the investment and operational efficiency measurements taken as of 2018.

     For projection of the indicator performance in this new phase, benchmarking approach was adopted for identification of comparable companies (the same methodology presented in section 4.3.2 - operational costs). Therefore, the same eight companies comparable to Cepisa have been used: CSPE, Eletroacre, Cosern, Bragantina, DMPE-PC, Copel, Escelsa, and Sulgipe.

     From the calculated global values of DEC and FEC of these 8 companies for the history from 2003 to 2016, a database was created containing the annual indicator and the reduction value of this indicator in relation to the value in the following year, provided that there is reduction in the following year, considering it null when the indicator increases from one year to the other. This, linear regressions were used in this database (excluding their critical outliers29 and the null values), trying to find the equation, which enables relating the annual indicators to the annual reduction capacity, reflecting the decreasing yield of the service quality improvement efforts. In context of high service discontinuity, it is possible to verify considerable decreases in a few years,

[29] Value that exceeds the average plus three times the standard deviation of the observations.
PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	121

while in low discontinuity situations, the permanent and considerable reduction requires time and certainly, more resources.

Within this vision, two regression models were defined, considering one for DEC and another one for the FEC indicator. The first model presents DEC explanatory variable, and the value of the reduction from one year to the other as dependent variable, being considered null in case of elevation of the annual indicator. In the second model, the same analysis was used, considering the FEC indicator. Hereunder, the regression equations of the two resulting models are shown.

Equation 33 – Linear Regression Equations for DEC

$$\hat{y}_i = -0{,}3150 - 0{,}1148\hat{x}_{i-1}$$

Equation 34 – Linear Regression Equations for FEC

$$\hat{y}_i = -0{,}3860 - 0{,}1038\,\hat{x}_{i-1}$$

Where:

$\hat{y}_i$ = Reduction rate of the calculated indicator (DEC or FEC) in year i;

$\hat{x}_{i-1}$ = The calculated indicator (DEC or FEC) in year $i-1$.

In synthesis, the regressions enable calculating the annual reduction of the indicators (DEC and FEC) that can be achieved, calculated from the database of the verified reduction with the comparable companies.

From the regressions, the indicators are estimated year by year, starting from the assumption that the independent variable is the result for the previous year, obtaining possible decrease every year until 2025. The models estimated and used for the definition of the projection of the quality indicators for Boa Vista (Capital) are presented in **Appendix E**.

Finally, the third moment is the projection of the indicators from 2026 to 2047 and for this purpose, the calculated historical indicators were ordered in increasing order (2003 to 2016) of the comparable companies. The final target for the analysis period (2047) is defined by the measurement of the position of the 1st decile (or percentile 10) of the indicators of the comparable companies[30]. Once this level was found, a linear reduction trajectory was outlined considering the indicator from 2025 as starting point and the value of the 1st decile applied in 2047 as end point. The value obtained in 2047 is considered for 2048, as it is expected to close the concession in the latter year.

For the projections of these regulatory targets, the method in force in 4CRTP was used, mainly grounded on the method of group clustering by similarity and the measurement of the

[30] The 1st decile is the cutting point, i.e., the target is defined as being the performance of the best 10%.

position for the definition of the regulatory target. The database of attributes of each group in the country in 2016 was used to perform dynamic clustering.

For the calculation, the following assumption were necessary: (i) progress in the interconnections of isolated systems to SIN was foreseen from 2019 to 2021 for the Distributors Eletroacre, Ceron and Boa Vista, influencing their regulatory target; (ii) the contribution of each group to the formation of the global indicators (DEC and FEC) in 2016 was used as weighing criterion for opening the projected indicators at company level defined according to the methodology presented in the previous section; and (iii) only the indicators of the Distributors from the Eletrobras group presented annual reduction rate, while the indicators of the other groups remained constant.

For calculation of the trajectories of the DEC and FEC limits projected from 2023 to 2048, it shall be considered that: (i) RTP will occur in 2023, 2028, 2033, 2038 and 2043; (ii) the value for 2048 will be equal to that obtained in 2047, as it is expected to close the concession in the latter year; and (iii) all limit values are weighed by the number of consumption units related to the average from the 1st quarter 2017, according to NT 088/2017 SRD-ANEEL.

e) Results for the Forecasts of the Calculated and Regulatory Indicators

Based on the used assumptions and methodologies, the results for the projections of the calculated indicators and the regulatory service quality limits of the distributor – DEC and FEC – until 2048 are presented. Graph 19 and Table 46 present the forecasts for the DEC and Graph20 and Table 47 have those of FEC.

Graph 19 – Forecast of Cepisa's DEC

Subtitle
Verified
Verified projected
Limits approved
Limits projected
32.94
26.21
23.71
23.40
22.23
20.55
13.34
13.33
13.33
4.29
4.09
4.09
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048

Source: Own Elaboration

DEC					
YEAR	VERIFIED/ VERIFIED/ PROJECTED	LIMIT APPROVED/ PROJECTED LIMIT	YEAR	VERIFIED/ VERIFIED PROJECTED	LIMIT APPROVED/ PROJECTED LIMIT
2014	32.94	23.71	2032	7.02	15.99
2015	26.21	22.23	2033	6.83	15.25
2016	23.40	20.55	2034	6.63	15.13
2017	23.40	19.17	2035	6.44	14.98
2018	23.40	20.66	2036	6.24	14.79
2019	20.40	20.66	2037	6.05	14.70
2020	17.74	20.66	2038	5.85	14.11
2021	15.39	20.66	2039	5.65	14.11
2022	13.31	20.66	2040	5.46	13.90
2023	11.47	20.54	2041	5.26	13.87
2024	9.84	20.05	2042	5.07	13.81
2025	8.39	19.23	2043	4.87	13.55
2026	8.20	18.66	2044	4.68	13.53
2027	8.00	18.09	2045	4.48	13.43
2028	7.80	17.47	2046	4.29	13.34
2029	7.61	17.17	2047	4.09	13.33
2030	7.41	16.72	2048	4.09	13.33
2031	7.22	16.19			

Source: Own Elaboration

Graph20 – Forecast of Cepisa's FEC

Subtitle
Verified
Verified projected
Limits approved
Limits projected
20.57
19.91
17.54
16.41
15.79
14.05
6.80
6.80
6.80
5.11
5.08
5.08
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048

Source: Own Elaboration

FEC					
YEAR	VERIFIED/ VERIFIED PROJECTED	LIMIT APPROVED/ PROJECTED LIMIT	YEAR	VERIFIED/ VERIFIED PROJECTED	LIMIT APPROVED/ PROJECTED LIMIT
2014	20.57	17.54	2032	5.45	8.85
2015	19.91	15.79	2033	5.43	8.30
2016	16.41	14.05	2034	5.40	8.30
2017	16.41	12.44	2035	5.38	8.14
2018	16.41	13.99	2036	5.35	7.82
2019	14.32	13.99	2037	5.33	7.78
2020	12.45	13.99	2038	5.31	7.28
2021	10.77	13.99	2039	5.28	7.28
2022	9.27	13.99	2040	5.26	7.28
2023	7.92	13.85	2041	5.23	7.25
2024	6.71	13.11	2042	5.21	7.25
2025	5.63	12.50	2043	5.18	6.80
2026	5.60	11.64	2044	5.16	6.80
2027	5.58	11.08	2045	5.13	6.80
2028	5.55	10.18	2046	5.11	6.80
2029	5.53	9.95	2047	5.08	6.80
2030	5.50	9.50	2048	5.08	6.80
2031	5.48	9.05			

Source: Own Elaboration

Analyzing the DEC and FEC forecasts, it is possible to note that, as of 2022 and 2023, respective, the calculated values will remain below the regulatory limits.

4.3.6. Compensations

Among the penalties provided in the legislation for violation of the quality standards in the electric power supply, the compensation for violation of the individual service continuity indicators is the most expressive.

The methodology for the calculation of this compensation was prepared about eight years ago, as provided in Technical Note No. 092/2009 – SRD/ANEEL, and it comprehends the followings stages: (i) building the database of the individual indicators observed in the groups of consumption units for 2007 and 2008 – data from 36 Distributors, which served 65% of the consumers in the country at that time –; (ii) production of histograms for 42 DEC and FEC ranges according to the verified individual indicators segregated by connection voltage (HV, MV and LV) and localization (urban or non-urban); (iii) definition of percentile 90 as position measurement of the individual limit for each range; and (iv) application of a trend line to correct possible inconsistencies related to the limits of each range; (v) setting the DICRI limit as the DMIC value from the last DEC range; and (vi) multiplication of the monthly values by 2 and 4 for calculation of the quarterly and the annual limits, respectively. By means of this method, the limit tables of the individual indicators presented on Module 8 of PRODIST were built.

To what refers to the compensations paid to the consumer for the violation of the individual limit, the calculation is made using the quotient of the calculated value in relation to the limits (percentage of limit excess), multiplied by the value of the Distribution System Use Charge (EUSD) and increased by a constant, which depends on the voltage level of the consumer´s connection.

EUSD is used as a base for the calculation of the individual compensations. EUSD is calculated using the product of the use tariff[31] (TUSD) by the respective verified consumption variable or contracted demand, according to Equation 35.

Equation 35 - Calculation of the average EUSD

$$_{\text{Average}}\text{EUSD} = \text{TUSD x Consumption (KWh)}$$

Where:

$EUSD_{average}$: Arithmetic mean of the Distribution System Use Charges (EUSD);

TUSD: Distribution System Use Tariffs.

Equation 36 presents the general rule for the calculation of the compensations by indicator.

Equation 36 - Calculation of the Compensation in Force

$$\text{Value}=\left(\frac{DIC_v}{DIC_p}-1\right)\cdot DIC_p\cdot\frac{_{\text{Averag}}\text{EUSD}}{730}\cdot kei$$

$$\text{Valor}=\left(\frac{DIC_v}{DIC_p}-1\right)\cdot DIC_p\cdot\frac{EUSD_{\text{médio}}}{730}\cdot kei$$

Where:

INDv: Indicator calculated in the considered period (DIC, FIC, DMIC or DICRI);

INDp: Limit indicator in the considered period (DIC, FIC, DMIC or DICRI);

730: Average number of hours in the month;

kei: Coefficient of mark-up defined for each voltage level (kei=15 for LV; kei=20 for MV; kei=27 for HV).

To project the behavior of the future interruptions and the associated compensations of the geoelectric group, it was decided to develop a statistical methodology, which does not need analysis of the evolution of the individual indicators by consumption unit. A regression model was built, which related the effectively paid compensation values[32] to the group indicator and the power consumption.

---

[31] Related to the voltage level and the tariff sub-group.

[32] Total compensation = sum of the monthly, quarterly, annual compensations and that of the Monthly DICRI.

The database[33] used in the regression is composed of 65 annual DEC remarks[34] and the power consumption of 17 companies from the North and North-East regions[35] between 2013 and 2016. The explanatory DEC variable was selected for its high level of correlation with the total compensation (dependent variable). The same is done for electric power consumption variable, which is also well correlated with the compensation, considering that the power consumption influences the composition of $EUSD_{médio}$ directly. The econometric model LOG-LOG was used due to the non-linear relation of the parameters. The estimated parameters showed to be satisfactory with 5% significance level and the signs of the coefficients were the expected ones. In Table 48 there is the result of the regression model.

Table 48 – Compensation Regression Table

RESULTS SUMMARY

Regr Statatistics	
R multiple	0.958182644
R-squared	0.918113979
R- squared adjusted	0.915472495
Standard Error	0.518092897
Notes	65

ANOVA

	gl	SQ	MQ	F	Sig F
Regression	2	186.5923343	93.29616717	347.5749957	2.0394E-34
Waste	62	16.64205549	0.26842025		
Total	64	203.2343898			

	Coeff	Std Error	Stat t	P value	95% inf.	95% sup..
Intersection	-8.004651915	0.927050914	-8.634533219	3.1588E-12	-9.857800287	- 6.151503542
LOG DEC	1.555380044	0.109074436	14.25980367	3.06121E-21	1.337343353	1.773416735
CONSUMPTION LOG	1.222187038	0.060966802	20.0467631	8.70735E-29	1.100316137	1.344057939

Source: Own Elaboration

Based on the projections of the explanatory DEC variables (section 4.3.5) and the power consumption (section 3), compensations were projected for the next 30 years. Based on the compensation paid in 2016, variations of the compensations were calculated, including in the value to be paid, according to Equation 37.

Equation 37 – Projected Compensation

$$Compensation_i = Compensation_{2016} + \left(Compensation_{2016} * \left(\frac{\widehat{Compensation_i}}{\widehat{Compensation_{i-1}}} - 1 \right) \right)$$

[33] Information obtained from the ANEEL site.

[34] Other variables, such as FEC, FEC limit and DEC limit were tested, but they did not demonstrate to be satisfactory.

[35] The companies are CEAL, CELPE, CEMAR, CEPISA, COELBA, COSERN, EBO, ENEL CE, EPB, ESE, SULGIPE, AME, Boa Vista, CELPA, CERON, ELETROACRE and ETO.

Where:

$Compensation_i$ = Projection of the compensation in i;

$Compensation_{2016}$ = Compensation calculated in 2016;

$\widehat{Compensation_i}$ = Compensation estimated in year i.

Graph 21 shows both the projection of the compensations and the evolution of the explanatory DEC variables and power consumption of Boa Vista (Capital and Countryside). The compensation tends to decrease according to the reduction of DEC.

Graph 21 – Forecasted Compensation of Cepisa

23.40
10,818
Compensation (Thousand)
Consumption (MWh)
DEC (hours)
3,332
R$ 3,175
R$ 3,106
R$ 3,308
R$2,769
4.09
R$442
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048

Source: Own Elaboration. Currency compensations as of August 2017.

Finally, the forecasted values of compensations until the 5th calendar year following the date of execution of the concession agreement (2018) were used in the calculation of the RTP of the distributor, which will be destined to investments, as expressed in clause nineteen of the draft of the new Agreement for the Concession of Public Service of Electric Power Distribution, as per Official Letter no. 113/2017-DR/ANEEL, dated May 3, 2017.

In synthesis, the referred clause indicates that: (i) the compensation values shall continue being calculated by the Distributor for follow-up and inspection by ANEEL; (ii) as of the second calendar year after the signature of the contract, in case the calculated values of the compensations are lower than the calculated values for the previous calendar year, this difference will be considered remunerable investment at the time of RTP, and the remaining value accounted in the Special obligations account; and (iii) in case the calculated values of the compensations are higher than the calculated values for the previous calendar year, this difference shall be invested double in the concession e and accounted in the Special obligations account.

In this case, Cepisa presents reductions in the financial amount of the compensations in the period between 2018 and 2023, with such amounts and results of respective annual differences being considered in RTP 2023.

4.3.7. Long-Term Investment

This section contemplates the assumptions used for projections of long-term investments of Cepisa.

In Product 7 *"Technical-Operational Evaluation Report for Boa Vista (Capital and Countryside)"*, the Quinquennium Investment Plan (PIQ) for the period from 2018 to 2022 was presented. This plan was conceived considering technical and operational aspects of the electric power distribution service provision, evaluating the short-term needs of the company: meeting the demand for new connections and the improvement of the performance of the service continuity, voltage levels and electric loss indicators, as well as suitability actions and implementations of computer systems to support the commercial and the distribution management.

PIQ 2018-2022 was prepared based on information provided in the *Data Room* by Cepisa, namely: the "Electric System Expansion Plan (period 2017-2026)", the "Distribution Development Plan - PDD for 2017 (in preliminary phase)[36]" and the "Plan of Results for Improvement of the Distribution Services, of 2015", and the "Plan of Temporary Provision of the Electric Power Distribution Service, of 2017". In addition, the information obtained from the "On-site visit report" was obtained (Attachment I to the Technical-Operational Evaluation Report) and incremental data of investments signalized by the planning area of Cepisa, upon the conduction of presential meetings and conference calls.

Table 49 summarizes the Quinquennial Investment Plan 2018-2022 of the Distributor. It is verified that BRL 1.38 million of investments is necessary for the first five (5) years of the contract, considering that the need for 2019, which concentrates BRL 315.1 million, is remarkable.

[36] Upon the elaboration of Product 7, the PDD for 2017 had not been delivered to ANEEL by Cepisa.

Table 49- Forecast of Quinquennial Investments 2018-2022

Type of Work/ Systems	2018	2019	2020	2021	2022	Total
AT Expansion	R$107,249,607	R$41,464,019	R$116,748,499	R$125,190,167	R$73,248,556	R$ 463,900,848
MT Expansion	R$80,166,641	R$86,824,361	R$55,449,274	R$10,672,012	R$5,746,213	R$ 238,858,501
BT Expansion	R$12,675,808	R$118,480,701	R$65,578,254	R$65,578,254	R$23,104,877	R$ 285,417,894
AT Improvement	R$14,568,913	R$14,568,913	R$14,568,913	R$14,568,913	R$14,568,913	R$ 72,844,565
MT Improvement	R$10,049,050	R$6,428,377	R$4,112,233	R$2,630,595	R$1,682,792	R$ 24,903,047
BT Improvement	R$10,147,955	R$15,459,395	R$23.550.842	R$35,877,352	R$54,655,559	R$ 139,691,103
Renewal	R$ 31,943,522	R$ 31,943,522	R$ 31,943,522	R$ 31,943,522	R$ 31,943,522	R$ 159,717,610
Integration SGD/SGO/SGTD	R$ 3,000,000	R$ 0	R$ 0	R$ 0	R$ 0	R$ 3,000,000
Total Investments*	R$269,801,496	R$315,169,288	R$311,951,537	R$286,460,815	R$204,950,432	R$1,388,333,568

*Values in real currency, at prices from April 2017.

Source: Own Elaboration

This plan will set the projections of investments for the other 25 years of the contract, which are medium and long term resource needs. The projections will be explained in two blocks: projections of the electric investments (HV, MV and LV Expansion; HV, MV and LV Improvement, and Renewal) and projection of investments in non-electric assets (Systems).

a) Assumptions for Projection of the Electric Investments

The projection of electric investments in the concession for the other 25 years of the contract was estimated by quinquennium, considering the need of funds aimed at expansion and improvement of the distribution assets based on PIQ 2018-2022.

The need of investments in **LV Expansion and HV/MV/LV Improvement** for the 2nd quinquennium (2023-2027) was projected according to the following metrics: (i) initially, we calculated the mean and the standard deviation of each kind of investment stated in PIQ 2018-2022; (ii) the values of the interval between the mean ± a standard deviation (considered *outliers*) were not computed for PIQ 2023-2027; (iii) the sum of the investments of the years considered typical were multiplied by factor *"5/No. of typical years"* to obtain the necessary quinquennial amount; (iv) finally, this result was multiplied by a reducing factor, using the assumption that in the 1st quinquennium of the concession, there are important investments blocked, which shall be made by the new controller[37]. Chart 10 illustrates the methodology used to project the quinquennial investments.

[37] It shall not be supposed that there will be grid infrastructure works in the other quinquennial periods similar – in quantity and resources – to the need projected for the quinquennium 2018-2022.

Let´s suppose that the investments projected for HV Expansion between 2018-2022 are those stated in Table 50 (values just for illustration), which sum BRL 10.3 million in the 1st quinquennium of the new contract. The mean, the standard deviation and the upper and lower limits to be considered outlier investments are presented in Table 51.

Table 50 - Investments in HV Expansion works 2018-2022

TYPE OF WORK	2018	2019	2020	2021	2022	Total
AT EXPANSION	R$1,000,000	R$5,000,000	R$1,100,000	R$2,000,000	R$1,200,000	R$10,300,000

Average AT Expansion (2018/2022)	Standard Deviation AT Expansion (2018/2022)	Top Limit (Average + Std. Deviation)	Bottom Limit (Average - Std. Deviation)
R$2,060,000	R$1,690,562	R$3,750,562	R$369,438

Thus, values above R$3.75 million and under R$369.4 thousand will not be considered in the calculation of the second quinquennium (2023-2027). That is, the investment in 2019 (R$5 million) will be disregarded.

The investments in the other four years were then added and multiplied by 5/4, as it can be seen in Table 52.

Table 52 - Investments in HV Expansion work (outliers excluded)

TYPE OF WORK	2018	2019	2020	2021	2022	Considered Amount
AT EXPANSION	R$1,000,000	R$5,000,000	R$1,100,000	R$2,000,000	R$1,200,000	R$5,300,000*(5/4) =R$6,625,000

Finally, the obtained amount is multiplied by the adjustment factor of the need in the quinquennium. To simplify, we adopted adjustment factor 1.0. Thus, the need of investments in the quinquennium 2023-2027 is equivalent to R$ 6.6 million.

Table 53 - Investments in HV Expansion works 2023-2027

Considered Amount	Amount for the five year period 2023/2027
R$5,300,000*(5/4) = R$6,625,000	R$6,625,000*(1) = R$6,625,000

Source: Own elaboration.

Once the total amount of necessary investments in expansion and improvement of the distribution system for the quinquennium are calculated, it was necessary to separate the resources in the 5 years that compose the period.

For the works of LV Expansion and MV/LV Improvement, the premise that 20% of the investments will be allocated in each year of the 5-year period has been adopted. For HV Improvement, it was assumed that 60% of the investments are allocated in the last two years of the quinquennium – close to the subsequent tariff review of the Distributor38 - considering that in general, there is certain flexibility to perform these works, and 30% have been allocated in each year. The other 40% are allocated in the first three years of the quinquennium, at 10% rate for the first two years and 20% for the third year.

     The projections of the third (2028-2032), fourth (2033-2037), fifth (2038-2042) and sixth (2043-2047) quinquennial periods for Expansion and Improvement works were based on the previous quinquennium.

     It is worthwhile noting that the investments in works of HV and MV Expansion of the second quinquennium (2023-2027) were forecasted differently, since Cepisa already had investments of expansion forecasted for the period from 2023 to 2026. Thus, the need for 2027 was estimated from the average of investments in the past 4 years, i.e., average of investments between 2023 and 2026. For the other quinquenniums, these works had their metrics of forecast similar to the foregoing, where the HV Expansion works had their separations per years equivalent to the HV Improvement works.

     It shall be highlighted that for HV expansion works, we considered oscillating factors between quinquennial periods: at every 10 years, the need of investments doubles in relation to the previous quinquennium. The idea is that expansion at high voltage levels tends to withstand short and medium term load increase. For MV and LV works MT, the amounts of investments present a stable trajectory along the five-year cycles, reflecting the more continuous and capillary fulfillment of the load in these voltage levels.

     Regarding the investments in Renewal, the projection metrics was different, in two steps: (i) first, the share of the amount destined to Renewal within the investments in PIQ 2018-2022 was calculated; (ii) taking this percentage as a reference, we applied it to the other 25 years of the contract, from 2023 to 2047.

     It shall be pointed out that no resources have been projected for PLpT because the program will be closed by the end of 2017.

b) Assumptions for Projection of Non-Electric Investments

     In addition to the projections of investments for Expansion, Improvement, and Renewal works at the different voltage levels of the Distributor, it is also necessary to project the amounts related to the investments in Systems. For this purpose, the adopted the assumption that at every five years, it is required to invest 50% of the provision in the first quinquennium (2018-2022).

c) Results

     Table 54 presents the results for the projections for each investment segment of the Distributor by quinquennium. To make comparison easy, we present the projected values in real

[38] The objective is that the capital disbursement of the concessionaire is close to the tariff recognition of the investments made.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	132

currency (April 2017). It can be noted that the investments from the 1st quinquennium (BRL 1.38 billion) are 30% of the total for the 30 years (BRL 4.67 billion).

Type of Work/ Systems	1st Five Year Period (2018-2022)	2nd Five Year Period (2023-2027)	3rd Five Year Period (2028-2032)	4th Five Year Period (2033-2037)	5th Five Year Period (2038-2042)	6th Five Year Period (2043-2047)
AT Expansion	R$463,900,848	R$ 231,315,018	R$ 323,841,025	R$ 97,152,307	R$ 291,456,922	R$ 29,145,692
MT Expansion	R$238,858,501	R$ 88,437,585	R$ 88,437,585	R$ 88,437,585	R$ 88,437,585	R$ 88,437,585
BT Expansion	R$285,417,894	R$ 167,116,501	R$ 167,116,501	R$ 167,116,501	R$ 167,116,501	R$ 167,116,501
AT Improvement	R$72,844,567	R$ 47,348,969	R$ 47,348,969	R$ 47,348,969	R$ 47,348,969	R$ 47,348,969
MT Improvement	R$24,903,047	R$ 12,068,873	R$ 12,068,873	R$ 12,068,873	R$ 12,068,873	R$ 12,068,873
BT Improvement	R$139,691,103	R$ 69,091,379	R$ 69,091,379	R$ 69,091,379	R$ 69,091,379	R$ 69,091,379
Renewal	R$159,717,610	R$ 80,192,944	R$ 92,221,140	R$ 62,752,061	R$ 88,011,271	R$ 53,911,338
Integration SGD/SGO/SGTD	R$3,000,000	R$ 1,500,000	R$ 1,500,000	R$ 1,500,000	R$ 1,500,000	R$ 1,500,000
Total Investments	**R$1,388,333,570**	**R$697,071,268**	**R$801,625,470**	**R$545,467,675**	**R$765,031,500**	**R$468,620,336**

*Values in real currency, at prices from April 2017.

Source: Own Elaboration

Graph 22 illustrates the behavior of the electric and the non-electric investments over the years. It can be initially noted that the investments from 2018 to 2021 are actually high, given the historical blocking of investments in the concession. Furthermore, the investments are growing during the 30 years, with peaks in the two years before RTP (given the concentration of HV investments in these years). Finally, it is possible to note the effect of the expressive expansions at every 10 years, in accordance with the foregoing.

Million
R$ 600
R$ 500
R$ 400
R$ 300
R$ 200
R$ 100
R$ 0
R$ 30
R$ 25
R$ 20
R$ 15
R$ 10
R$ 5
R$ 0
1st RTP
2nd
3rd
4th
5th
6th RTP (Reversion)
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048
TOTAL INON-ELECTRIC INVESTMENTS
TOTAL ELECTRIC INVESTMENTS

*Values in rated currency every year.

Source: Own Elaboration

On its turn, Graph 23 presents the investments segregated by type and voltage level, when applicable. It can be noted that there is gradual increase of the share of the investments in HV expansion and Renewal. It is expected that the company, when well managed, will invest both in the renewal of the distribution assets (transmission lines, power transformers, etc.) and in expansion to serve new customers.

Million
R$600
R$500
R$400
R$300
R$200
R$100
R$0
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
AT EXPANSION
MTEXPANSION
BT EXPANSION
AT IMPROVEMENT
MT IMPROVEMENT
BT IMPROVEMENT
RENEWAL
SYSTEMS

*Values in rated currency every year.

Source: Own Elaboration

4.3.8. Remuneration Base

Within the tariff review process, the definition of the Regulatory Remuneration Base (BRR) is a fundamental input for the calculation of the capital remuneration and the regulatory reintegration quota. BRR consists in the group of assets of the service provider appreciated according to given methodology.

a) Methodology Adopted by ANEEL

For electric power distribution concessionaires in Brazil, ANEEL uses the DORC (*Depreciated Optimized Replacement Cost*) method to evaluate the assets of higher representativeness in the BRR value and CCV (*Current Cost Valuation*) for the valuation of the assets with lower representativeness. Furthermore, the *Rolling Forward* method is applied with the purpose to provide its movement in time. These methods are described in **Appendix F**.

In the Periodic Tariff Review (RTP), the construction of BRR considers two elements. The first is obtained by the BRR amount of the previous RTP (called closed base), deducting the depreciation and the write-off made in the period between the RTP's, financially updated by the IPCA index. The second, called additional base, is calculated by means of the additions made in the period between the RTP's, valued at market prices through an asset re-evaluation process.

BRR is composed of the values of the followings items: fixed assets in service (evaluated and depreciated); warehouse in operation; deferred assets; and special obligations (or without lien). For the purposes of validation of the physical registration and the re-evaluation, the Fixed Assets in Service (AIS) are divided in the following groups: intangible; land; reservoirs, dams and water networks; buildings, civil works and improvements; machines and equipment; vehicles; and furniture and utensils.

For the valuation of the electric power distribution assets, DORC or CCV are considered depending on the asset group. The groups of machines and equipment; buildings, civil works and improvements are evaluated by DORC, while the groups of land and easement are evaluated by CCV, i.e., from the accounting values corrected by the IPCA index.

In the composition of Portion B, the Regulatory Reintegration Quota (QRR) and the Capital Remuneration (RC) are considered. QRR results from the multiplication of the gross BRR by the regulatory depreciation, according to Equation 38.

Equation 38 – Regulatory Reintegration Quota

$$QRR = BRRb \times \delta$$

Where:

QRR = Regulatory reintegration quota.

BRRb = gross BRR.

Gross BRR is calculated by **Error! Reference source not found.**.

Equation 39 – Gross BRR

$$BRRb = AIS - IA - OE - BTD$$

Where:

BRRb: Gross BRR.

AIS: Fixed assets in Service.

IA : Use Index.

OE: Special Obligations.

BTD: 100% depreciated assets.

The special obligations (OE) correspond to the resources of the consumer´s financial share and the budget subsidies from the Federation, federal, state or municipal funds. These are non-onerous liabilities and are not shareholder credits. They are updated upon the same criteria and indexes as those used to correct the assets entered in AIS. The depreciation of the assets acquired with funds from the special obligations is not computed in the calculation of the concessionaire´s required revenues. They are amortized in the accounting at the same depreciation rates, using an average rate defined from the tariff review.

The use index corresponds to the percentage of use of the asset in the regulated service. It is calculated for land, buildings, facilities, machines and equipment.

The Capital Remuneration is calculated by Equation 40.

Equation 40 – Capital Remuneration

$$RC = (BRRl - RGR).\, r_{WACCpré} + RGR.\, r_{RGR}$$

Where:

RC: Capital remuneration

BRRl: net BRR.

RGR: RGR debt balance.

rWACCpré: Weighted average verified capital cost before taxes.

rRGR: RGR capital cost.

The Global Reversal Reserve (RGR) is a sector fund created by Decree No. 41.019/1957. This fund is used to finance the Program Luz Para Todos (PLpT), in addition to energetic efficiency projects within the National Program for Electric Power Preservation (Procel). The RGR cash to capital are also aimed at the system electric improvement and expansion works in the power generation, transmission and distribution areas.

The verified WACC before taxes is defined as described in section 4.3.1. The remuneration rate of the RGR resources designed to the Program Luz para Todos (PLpT) was calculated in the 4th Cycle of Periodic Tariff reviews considering the spread of interest for correction of the permanent assets plus the administration rate and taking out the average IPCA in the period between May 2009 and April 2014. On its turn, the remuneration rate of RGR resources destined to Other Investments was calculated considering the average TJLP in the period between May 2009 and April 2014, plus the administration rate and taking out the average IPCA in the same period.

Net BRR, which WACC is applied on, is determined by Equation 41.

Equation 41 – Net Regulatory Remuneration Base

$$BRRl = AIS - DA - IAD - OEL + AO + TS$$

Where:

BRRl: net BRR

DA: Accrued depreciation

IAD: Depreciated Use Index

OEL: Net special obligations

AO: Operation warehouse

TS: Land and Easement

The accrued depreciation is calculated from the percentage entered in the books, by means of the date each asset entered in operation, calculated by the linear depreciation method (straight line). The identification of the accrued depreciation of each asset is done through the process of conciliation of the physical with the accounting record.

The warehouse operation, related to operation and maintenance of machines, installations and equipment necessary for the provision of the service is composed of the average balance from the last twelve months of sub-accounts: (i) raw materials and inputs for generation of electric power, (ii) materials (except materials destined to sale, loans and residues or scrap), (iii) purchasing in progress and advance payment to suppliers, deducting the provisions for impairment.

To compose Portion B, in addition to the Capital remuneration and the regulatory reintegration quota, the Remuneration from Special obligations is also considered, which is calculated according to Equation 42.

Equation 42 – Special Obligations Capital Remuneration

$$RC_{OE} = \frac{r_p - r_f}{1-t} \times 0{,}5 \times P \times \frac{CAOM}{CAOM + CAA - RC_{OE}} \times OES_b$$

Where:

: Remuneration on Investments Made with Special Obligation resources

Special;

: Equity cost (rated).

: Risk-Free Asset Remuneration (rated).

: Income Taxes and Contributions.

: Share of the Equity in the Total Capital.

: Administration, Operation and Maintenance Costs.

Annual Costs of Assets.

: Gross special obligations.

In Portion B, there is also the Annual Cost of the Mobile and Portable Installations (CAIMI), which refers to the investments in a short recovery period, such as those made in hardware, software, vehicles and the whole infrastructure of buildings for administrative use. These assets compose the Regulatory Annuity Base (BAR), which is calculated by Equation 43.

Equation 43 – Regulatory Annuity Base (BAR)

$$BAR = 2{,}7159 \times (AIS - IA)^{-0{,}167+1} \times (IPCA_1 / IPCA_0)^{0{,}167}$$

Where:

BAR: amount related to investments in non-electric assets (facilities, furniture and real estate).

AIS: Fixed Assets in Service approved in RTP.

IA: Use Index approved in RTP.

IPCA1: value of IPCA on the RTP date.

IPCA0: value of IPCA on 1/1/2015.

Then, BAR is segregated in rental, vehicles and systems, considering the proportions indicated in Table 55.

Asset Group	(% BAR)
Lease *(BAR_A)*	45%
Vehicles *(BAR_V)*	12%
Systems *(BAR)*	43%

Source: Sub-module 2.3 of PRORET by ANEEL

CAIMI is calculated with remuneration on 50% of the investment, and it is composed by the sum of the rental, vehicles and information systems groups. The annual cost of the rentals groups is calculated by Equation 44.

Equation 44 – Annual Rental Cost (CAL)

$$CAL = BAR_A \times \left[\frac{1}{VU} + \frac{r_{WACCpré}}{2} \right]$$

Where:

CAL: Annual Rental Cost;

BAR_A: Amount of the regulatory annuity base related to the investments considered for infrastructure of real estate for administrative use;

VU: Service life 27.9 years. The value defined in Table XVI of the annex to the Electric Sector Asset Control Manual– MCPSE is considered, namely, 75% related to TUC (Type of Registration Unit) "230.01 – General Equipment – furniture and utensils"; and 25% related to TUC "215.09 - Buildings – others".

The annual cost of vehicles is calculated by Equation 45.

Equation 45 – Annual vehicle Cost (CAV)

$$CAV = BAR_V \times \left[\frac{1}{VU} + \frac{r_{WACCpré}}{2}\right]$$

Where:

CAV: Annual cost of vehicles;

BAR_V: Amount of the regulatory annuity base related to the investments in vehicles;

VU: Service life 7 years. The value defined in Table XVI of the annex to the Electric Sector Asset Control Manual– MCPSE is considered, related to TUC "615.01 – Vehicles".

The annual cost of the group of information systems is calculated by Equation 46.

Equation 46 – Annual Cost of Information Systems (CAI)

$$CAI = BAR_I \times \left[\frac{1}{VU} + \frac{r_{WACCpré}}{2}\right]$$

Where:

CAI: Annual Cost of Information Systems;

BARI: Amount of the regulatory annuity base related to the investments in information systems;

VU: Service life 5.3 years. The value defined in Table XVI of the annex to the Electric Sector Asset Control Manual– MCPSE is considered, namely 70% related to TUC "535 – Software"; and 30% related to TUC "235 – General Information Equipment".

b) Methodology of Forecast of BRR and Premises

Below, we will demonstrate how we projected the Regulatory Remuneration Base (BRR) of the Company. The forecasting model used as its initial source the data contained in the following asset evaluation reports:

- Evaluation report prepared by Levin (delivered on 06/30/2017), which considered reopening of the base of assets unified by the base date of the 3rd RTP and the evaluation of the base of assets unified between the 3rd RTP and Feb/17.

- Evaluation report prepared by Levin (delivered on 6/30/2017), which considered the base of assets by the 3rd RTP in a closed way and the evaluation of the base of assets unified between the 3rd RTP and Feb/17.

The model considered different criteria of forecast for the base of unitized assets until Feb/17 (named Closed BRR in the model) and for the unitizations occurred after Feb/17 and new investments (named Incremental BRR Incremental in the model). The closed BRR is the outcome of the information presented in the evaluation reports, while the incremental BRR has as its source of information the new investments forecasted through the 30 years of the concession.

The **Closed Base** starts from the values considered in the Evaluation report elaborated by Levin(delivered on 06/30/2017), defining the deduction of the difference between AIS of the full BRR available in this Evaluation report at 9.2%, BRL 3.346 billion, and AIS of the Closed BRR of the Evaluation report prepared by Deloitte, of BRL 2.285 billion, resulting in AIS of BRL 3.248 billion Table 56as shown in.

Integral AIS BRR - Current Report (I)	3,346,249,009
Shielded AIS BRR in the 3rd RTP - Previous Report (II)	2,285,052,167
Portion of AIS to be disallowed (III) = (I) - (II)	1,061,196,842
% Disallowed (IV)	9.2%
AIS Considered in the Model in Feb/2017 (V) = (II) + (III) x [1-(IV)]	**3,248,515,499**

Source: Own Elaboration

The deductions were calculated from the ratio between the final AIS (VOC) and the initial AIS (VOC) (without deductions) of the Additional BRR of the 3rd RTP of the distributors from the Eletrobras group, as presented in Table 57.

Companies	AIS VOC Incremental (final)	AIS VOC Incremental (initial)	% Disallowance
Cepisa	835,842,143	897,473,190	6.9%
Ceal	385,189,982	393,695,579	2.2%
Eletroacre	179,823,621	199,479,273	9.9%
Ceron	547,631,119	585,776,597	6.5%
Boa Vista	64,853,943	71,850,393	9.7%
AME	899,942,442	1,126,729,159	20.1%
Average			**9.2%**
Minimum			**2.2%**
Maximum			**20.1%**

Source: Own Elaboration

This deduction percentage reflects possible imperfections of the asset and unification controls, which in the recent past, have produced reduction of the regulatory BRR values. As it is about full BRR evaluation of the concessionaire, there is a risk of higher deduction than those verified in a normal process of evaluation of additional BRR. A full evaluation involves assets, which have been unified far in the past, beyond the additional period from 2013 to 2017, which makes survey of information and physical-accounting conciliation difficult. The scope of the reevaluation work is bigger, covering a high number of assets and records, and increases the evaluator´s efforts. Furthermore, full evaluation of BRR is not normal, once since the 2nd cycle, ANEEL adopts additional evaluation of the assets, which intensifies care in a complete process inspection.

Considering these factors, which increase the risk of deduction, we adopted the following criterion to establish this deduction percentage:

- For companies with deductions under the average, the average percentage of deductions (9.2%) was considered.
- When the company had percentage of deductions above the average, the average between the company´s percentage and the maximum percentage of deductions (20.1%) was used.

Cepisa fits the first case, obtaining deduction at 9.2%.

The values considered as starting point in the closed BRR in Feb/17 are presented in Table 58.

Description	Report Feb/17
(1) Fixed Asset in Service (New Replacement Value)	3,248,515,499
(2) integral Use Index	11,047,418
(3) Special Obligations	941,151,387
(4) totally depreciated Assets	957,110,011
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	**1,339,206,683**
(6) Accumulated Depreciation	1,598,692,988
(7) Net AIS (Market value in Use)	1,649,822,511
(8) Depreciated Utilization Index	7,132,183
(9) Value of the Remuneration Base (VBR)	1,642,690,329
(10) Warehouse in Operation	9,493,929
(11) Deferred Asset	0
(12) Net Special Obligations.	739,103,563
(13) Land and Easements	10,174,992
(14) Total Net Remuneration Base = (1)-(6)-(8)-(12)+(10)+(11)+(13)	**923,255,687**
(15) RGR PLPT Balance	28,399,894
(16) RGR Other Investments Balance	320,026,624
(17) Depreciation Rate	3.71%

*Values in blue (RGR balance and depreciation rate) were estimated, because they were not stated in the evaluation report prepared by Levin (delivered on 06/30/2017).

Source: Own Elaboration

From the values considered in Table 58, the monthly transactions of the Closed BRR is determined by financial update by IPCA and the deduction of depreciation and write-off of assets,

which entered in operation by Feb/17. The projection of the Closed BRR account was made as described below:· AIS: evolved upon deduction of write-off of assets and update by IPCA.

· Write-off of assets: the average rate of Write-offs/AIS verified from the information in the Evaluation report prepared by Deloitte in the period between the 3rd RTP and Feb/17 was applied to AIS every month.

· Full Use Index (R$): evolves with IPCA.

· Gross Special obligations: evolved upon deduction of write-off of special obligations (OEs) and update by IPCA. Write-off of special obligations was projected by applying, to the gross special obligations of each month, the average rate of write-offs verified in the Evaluation report prepared by Deloitte on AIS in the period between the 3rd RTP and Feb/17.

· 100% Depreciated assets: application of an average growth rate determined from the evolution of the monthly accounting balance of the assets, which have been 100% depreciated, considering the average depreciation rate of each asset and the residual value in the database in Feb/17 informed by the concessionaire.

· Accrued Depreciation: updates the previous accrued depreciation by IPCA, adds the monthly depreciation and takes the write-off depreciation out. o Monthly Depreciation: gross BRR multiplied by the average depreciation rate. o Write-off Depreciation: application of the average write-off depreciation percentage verified in the Evaluation report prepared by Deloitte on the value of write-offs in the projected month.

· Average Depreciation Rate: the depreciation rate drops from the average level determined in Feb/17, considering the increase of the average service life of the assets. o In Feb/17 the weighted average between the depreciation rate of each asset and its weight in the residual AIS (AIS deducting 100% depreciated assets) verified in the Evaluation report prepared by Levin (delivered on 7/27/2017)

was considered, resulting in 3.13%.

o After Feb/17, the rate drops from the average level of 3.13%, because the assets are becoming 100% depreciated (or are written off). The difficulty is to estimate which the expected level at the end of the projection is (2048). For this purpose, we used accounting data made available by the concessionaire in Nov/16 again, projecting the residual AIS year by year. Then, we calculated the average depreciation rates of the assets, weighting the depreciation rates of each asset by its weight in the residual AIS. Once the rate expected in 2048, 2.60%, was obtained, we interpolated the values between Feb/17 and Dec/2048.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	142

· Operation Warehouse: proportion of the Operation warehouse account in relation to the gross BRR of the Evaluation report prepared by Levin (delivered on 06/30/2017) applied to the gross BRR of the projected month.

· Depreciated Use Index (BRL): segregation of the percentage of assets, which are not land, in the amount of Full IA, using the proportion of the amount of assets in IA of BRR of the 3rd RTP, which are not land. o In the proportion of the land use index, the annual depreciation rate is not applied. o The annual depreciation rate is applied to the proportion of the use index of the other assets.

· Net special obligations: update of the net special obligation accumulated by the previous month by IPCA, deduction of the Special obligations write-offs from the current month and depreciation of the result.

· Deferred Asset: if existing, it will evolve with the IPCA.· Land and Easement: evolves with IPCA.

· RGR Balance (PLpT): Initially the RGR Balance (PLpT) was subject to inflation adjustment by the IPCA and discounted the depreciation of the period between the 3rd RTP and Feb/17. In the subsequent months, the forecast was made with the update of the balance until the previous month, by the IPCA and depreciation of the result.

· RGR Balance (Other Investments): Initially the RGR Balance (PLpT) was subject to inflation adjustment by the IPCA and discounted the depreciation of the period between the 3rd RTP and Feb/17. In the subsequent months, the forecast was made with the update of the balance until the previous month, by the IPCA and depreciation of the result.

     The transaction of the Additional BRR (new investments) was made by means of addition of assets projections for the period after Feb/17, deducted from the write-offs related to these assets. The projection of the Additional BRR account was made as described below:· New Assets (Investments): addition of assets from the current month added to the update (IPCA) of the amount accumulated until the previous month, deducting the asset write-offs that entered into operation after Feb/17. The projection was made using the investments presented in section 4.3.7, deducted at 5%. Lower percentage of deductions was considered in the projection period considering that the additional efforts for asset management and modernization of the asset and unification controls will increase the consistency of the information and reduce the differences, which generated these regulatory deductions.

· Asset Write-offs: o By Feb/27: null, considering the reduced probability of the assets to be written off in the first 10 years.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	143

o	Between Mar/27 and Feb/32: 1/3 multiplied by the Write-off/AIS ratio of the Closed BRR.
o	Between Mar/32 and Feb/42: 2/3 multiplied by the Write-off/AIS ratio of the Closed BRR.
o	From Mar/42 on: full ratio of Write-off/AIS of the Closed BRR.
Gross special obligations: additions of special obligations and update by IPCA. The compensation amounts for indicator violation, projected between 2019 and 2023,
were	added to this account following the provisions in Sub-Clause One of Clause
Nineteen, which stipulates Transitory Provisions in Technical Note No. 182/2017.
100% Depreciated assets: it was considered null by Feb/32, given the insignificant proportion of assets, which become 100% depreciated in the period. After this date, scaling was done as follows:
o	Between Mar/32 and Feb/37: 1/3 multiplied by the average proportion of the 100% Depreciated Assets/AIS ratio of companies of the North and the North- East Regions in the 3rd CRTP. The following were companies considered: Celtins, Energisa Borborema, Celpe and Cemar.
o	Between Mar/37 and Feb/42: 2/3 multiplied by the average proportion of the 100% Depreciated Assets/AIS ratio of companies of the North and the North- East Regions in the 3rd CRTP.
o	From Mar/42 on: average proportion of the 100% Depreciated Assets/AIS ratio of companies of the North and the North-East Regions in the 3rd CRTP.
It was considered that in 25 years, the companies from the Eletrobras Group will be with level of 100% depreciated assets similar to that of the compared
Full Use companies Index (BRL): in the multiplication North and the of North-East AIS (new Regions. assets) from each month by the Use Index/AIS ratio verified in BRR in the Evaluation report prepared by Levin.
Accrued depreciation: update of the accrued depreciation prior to IPCA and addition of the monthly depreciation.
Average depreciation rate: the weight of the investments made available in the Quinquennium Investment Plan (PIQ) from 2018 to 2022, presented in Front 5 Report was considered per group of assets and their respective depreciation rates.
The segregation of each investment per registration unit of the asset base was done according to the big items (ex: substation busbars, power transformers, reclosers, conductors, etc.), when possible. Thus, the average depreciation rate coming from the investments provided in PIQ was obtained, which resulted in 3.13% of the AIS, as it can be observed in Table 59. This rate was kept constant along the 30 years of concession.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	144

Registry Unit	AIS*	AIS Weight	Dep. Rate
Bus	R$138,847,384	10%	2.50%
Conductor/Pole and Tower	R$416,333,107	30%	2.70%
Power Transformer	R$47,251,819	3%	2.86%
Circuit Breaker / Grounding System	R$20,885,797	2%	3.03%
Swift/ Building / Transformer Measure / Auxiliary Services Transformer/ Urbanization and Improvements	R$295,042,189	21%	3.33%
Conductor / Pole and Tower / Panel, Control Panel and Cubicle / Unit Substation	R$453,599,219	33%	3.57%
Capacitor Bank / Communication System / Protection System	R$13,374,051	1%	5.00%
Total	**R$1,385,333,567**	**100%**	**3.13%**

* Estimate of the AIS (Fixed Assets in Service) related to investments under the PIQ (Jan / 18 and Dec / 22). Investments in real currency at April 2017 prices. They do not include assets of vehicles, general computer equipment and systems groups.

* Estimated AIS (Fixed Assets in Service) related to the investments provided in PIQ (Jan/18 and Dec/22). Investments are in real currency at prices from April 2017. These do not include assets from the vehicles, general information equipment and systems groups.

Source: Own Elaboration.

- Net special obligations: update of the net OE from the previous month, addition of OE and depreciation of the result. The compensation amounts for indicator violations occurred between 2019 and 2023 were added to this account, following the provisions in Sub-Clause One of Clause Nineteen, which stipulates Transitory Provisions in Technical Note No. 182/2017.
- RGR Balance (PLpT): update of the balance in the previous month by the IPCA, addition of assets with RGR resources and depreciation of the result.
- RGR Balance (Other Investments): update of the balance in the previous month by the IPCA, addition of assets with RGR resources and depreciation of the result.

For each projected RTP, the values determined for the total Base, composed by the sum of the Closed BRR and Additional BRR in the baseline month of the RTP (6 months before RTP), are used. Specifically for Operation warehouse, the average balance from the 12 months before the base line are used. From the month, when the Closed BRR is extinct, there are only the Additional BRR accounts (except for the Land and Easement account).

Regarding the projection of the remuneration rates (WACC and RGR), as ANEEL defines that at every 3 years, the calculations shall be updated, the tariff reviews are made as of 2018, already considering new remuneration rates.

The tariff reviews made between 2018 and 2020 will consider the average of the items in their composition in the previous 5 years in the calculation of the RGR remuneration rate (2013 to 2017 in the example). Likewise, between 2021 and 2023 new rates will be considered, calculated based on the period between 2016 and 2020. This process is repeated until 2048.

The assumptions for the projection of the items in the composition of remuneration rates of the resources obtained by RGR destined to PLpT and Other Investments can be seen in Table 60.

Table 60 – Assumptions for Index and Rate Projection

Index/Rate	Projection
IPCA	• Projection up to 2021: projection provided by the Central Bank (Series Market Expectations) of March 3, 2017. • Projection after 2021: maintenance of annual inflation of 2021 per month.
RGR/PLPT	• Maintenance of the interest rate spread on permanent assets of the 4th cycle (5.00%). • Maintenance of the administration fee for the 4th cycle (1.42%).
RGR/Other Invest.	• Maintenance of the credit risk the 4th cycle (2.80%). • Update of the TJLP considering a convergence of the rate until 2023, to the pre-crisis value (of 2011) of 6.00%. As of 2023 the rate of 6.00% is maintained.

Source: Own Elaboration

Table 61 – TJLP Projection presents the projection made for TJLP, used in the remuneration rate of the resources obtained by RGR destined to Other Investments. The TJLP update considers convergence of the rate by 2023, to the pre-crises value (from 2011) of 6.00%. As of 2023, the 6.00% rate is kept. The projection was based on the long-term estimations made by Banco Bradesco[39].

Table 61 – TJLP Projection

Date	2017	2018	2019	2020	2021	2022	2023	. . .	2046	2047
Annual TJLP	7.35%	7.10%	6.85%	6.60%	6.35%	6.10%	6.00%		6.00%	6.00%

Source: Banco Bradesco

In the projection of the Annual Fixed Facilities Cost, the same parameters, currency used by ANEEL were considered, changing only AIS and the use index of each RTP and updating IPCA to the date of each future RTP.

39 Available at: https://www.economiaemdia.com.br/vgn-ext-templating/v/index.jsp?vgnextoid=065098037f782310VgnVCM100000882810acRCRD&vgnextfmt=default. Accessed on 03/13/2017.

In the projection for special obligation remuneration, the values of the other items of Portion B of each projected RTP were considered, as well as those of the parameters of the rates risk-free rate, rated equity cost and equity share, according to the projected regulatory WACC, which was presented in section 4.3.1.

c) Results

The results for the Regulatory Equity Reintegration Quota projection for the subsequent RTPs until 2043 can be seen in Table 62.

Table 62 – Projection of Regulatory Reintegration Quota in RTPs

Description	3rd RTP Aug/13	Report Feb/17	4th RTP Sept/19	5ªRTP Sept/23	6th RTP Sept/28	7th RTP Sept/33	8th RTP Sept/38	9th RTP Sept/43
(1) Fixed Asset in Service (New Replacement Value)	1,809,608,202	3,248,515,499	4,050,747,074	6,019,959,240	8,300,771,304	5,575,339,874	7,980,549,472	11,729,122,108
(2) integral Use Index	26,141,382	11,047,418	13,924,631	20,994,367	29,388,493	18,960,386	27,139,924	39,887,915
(3) Special Obligations	632,541,962	941,151,387	1,038,528,712	1,207,320,856	1,442,849,103	16,686,630	20,527,324	25,252,014
(4) totally depreciated Assets	533,756,433	957,110,011	1,196,270,662	1,760,969,591	2,857,545,769	258,847,208	741,028,528	1,633,649,560
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	**617,168,425**	**1,339,206,683**	**1,802,023,069**	**3,030,674,427**	**3,970,987,939**	**5,280,845,650**	**7,191,853,696**	**10,030,332,619**
(17) Depreciation Rate	3.99%	3.71%	3.50%	3.26%	3.15%	3.13%	3.13%	3.13%
(18) Regulatory Reintegration Quota = (17) * (5)	**24,625,020**	**NA**	**63,044,977**	**98,808,088**	**125,283,307**	**165,376,540**	**225,222,238**	**314,112,892**

Source: Own Elaboration

The results for the Capital Remuneration projection for the subsequent RTPs until 2043 can be seen in Table 63.

Description	3rd RTP Aug/13	Report Feb/17	4th RTP Sept/19	5ªRTP Sept/23	6th RTP Sept/28	7th RTP Sept/33	8th RTP Sept/38	9th RTP Sept/43
1) Fixed Asset in Service (New Replacement Value)	1,809,608,202	3,248,515,499	4,050,747,074	6,019,959,240	8,300,771,304	5,575,339,874	7,980,549,472	11,729,122,108
6) Accumulated Depreciation	917,779,018	1,598,692,988	1,897,181,962	2,577,651,324	3,756,218,048	1,549,651,632	2,990,060,862	5,171,532,717
7) Net AIS (Market value in Use)	891,829,183	1,649,822,511	2,153,565,112	3,442,307,916	4,544,553,256	4,025,688,243	4,990,488,610	6,557,589,391
8) Depreciated Utilization Index	13,607,791	7,132,183	13,456,800	20,329,487	28,497,409	18,401,546	26,339,999	38,712,255
9) Value of the Remuneration Base (VBR)	878,221,393	1,642,690,329	2,140,108,311	3,421,978,429	4,516,055,847	4,007,286,697	4,964,148,611	6,518,877,136
10) Warehouse in Operation	4,631,732	9,493,929	11,826,937	20,760,689	27,565,921	35,945,863	49,324,444	68,869,806
11) Deferred Asset	0	0	0	0	0	0	0	0
12) Net Special Obligations.	575,888,765	739,103,563	751,984,368	752,455,185	742,868,426	11,562,904	12,160,159	12,788,263
13) Land and Easements	10,771,966	10,174,992	11,365,009	13,429,331	16,520,306	20,322,717	25,000,313	30,754,533
14) Total Net Remuneration Base = (1)-(6)-(8)-(12)+(10)+(11)+(13)	**317,736,326**	**923,255,687**	**1,411,315,889**	**2,703,713,265**	**3,817,273,648**	**4,051,992,373**	**5,026,313,209**	**6,605,713,212**
15) RGR PLPT Balance	25,898,367	28,399,894	29,384,937	30,126,163	31,304,595	32,829,265	34,728,476	37,040,454
16) RGR Other Investments Balance	291,837,959	320,026,624	331,126,666	339,479,238	352,758,495	369,939,376	391,340,792	417,393,510
19) Real WACC before tax	11.36%	NA	11.34%	11.34%	11.34%	11.34%	11.34%	11.34%
20) Real RGR/PLPT rate	1.35%	NA	0.00%	1.13%	2.10%	2.10%	2.10%	2.10%
21) RGR Other Investments Rate	3.62%	NA	2.00%	4.44%	4.40%	4.38%	4.38%	4.38%
22) Capital Remuneration without Special Obligations (RCsOE)	**10,914,162**	**NA**	**125,822,145**	**280,168,008**	**405,620,800**	**430,837,843**	**539,689,408**	**716,812,720**

Source: Own Elaboration

The results for the projection of the Equity Remuneration of the Special obligations for subsequent RTPs until 2043 can be seen in Table 64.

Description	3rd RTP Aug/13	Report Feb/17	4th RTP Sept/19	5ªRTP Sept/23	6th RTP Sept/28	7th RTP Sept/33	8th RTP Sept/38	9th RTP Sept/43
3) Special Obligations	632,541,962	941,151,387	1,038,528,712	1,207,320,856	1,442,849,103	16,686,630	20,527,324	25,252,014
23) Cost of Own Capital nominal (rp)	NA	NA	12.27%	12.27%	12.27%	12.27%	12.27%	12.27%
24) Nominal Risk Free Rate (rf)	NA	NA	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%
25) Taxes and Contributions on Revenue(t)	NA	NA	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%
26) participation in Own capital	NA	NA	51.24%	51.24%	51.24%	51.24%	51.24%	51.24%
27) CAOM / (CAOM+QRR+RCsOE+CAIMI)	NA	NA	63.35%	50.87%	49.40%	53.95%	54.37%	54.37%
28) Special Obligations Remuneration	**NA**	**NA**	**18,848,452**	**17,594,497**	**20,421,732**	**257,927**	**319,763**	**393,348**

Source: Own Elaboration

The results of the projection of the Annual Fixed or Portable Facilities Cost for subsequent RTPs until 2043 can be seen in Table 65.

Description	Aug/13	Feb/17	Sept/19	Sept/23	Sept/28	Sept/33	Sept/38	Sept/43
(1) Regulatory Annuity Base (BAR)	94,297,718	NA	280,998,303	401,897,379	543,680,943	404,051,873	563,910,713	804,524,236
(2) Annuity Base - Real estate and administrative furniture infrastructure (BARA)	23,574,430	NA	126,449,236	180,853,820	244,656,424	181,823,343	253,759,821	362,035,906
(3) Annuity Base - Vehicles (BARV)	23,574,430	NA	33,719,796	48,227,685	65,241,713	48,486,225	67,669,286	96,542,908
(4) Annuity Base - Computer Systems (BARI)	47,148,859	NA	120,829,270	172,815,873	233,782,806	173,742,305	242,481,607	345,945,422
(5) - Annuity - Real estate and administrative furniture infrastructure (CAL)	2,183,989	NA	11,703,738	16,739,253	22,644,619	16,828,989	23,487,200	33,508,890
(6) - Annuity - Vehicles (CAV)	4,706,803	NA	6,729,516	9,624,879	13,020,397	9,676,476	13,504,872	19,267,229
(7) - Annuity - Computer Systems (CAI)	11,574,066	NA	29,650,750	42,407,938	57,368,843	42,635,278	59,503,474	84,892,849
(8) CAIMI = (5)+(6)+(7)	18,464,859	NA	48,084,004	68,772,070	93,033,859	69,140,744	96,495,547	137,668,968

Source: Own Elaboration

4.3.9. Tariff Transactions

From the composition of the items identified above, the values for Portion A and Portion B are projected and thus, the Required Revenues for each tariff year are determined.

There are some particularities in the tariff transactions between 2017 a 2019.

In 2017, as stated in TN No. 149/2017 and TN No. 247/2017, the difference between the flexible regulatory level of the operational costs and that recognized in the tariff from 2016 (difference calculated in TN No. 149/2017), updated by IPCA between the tariff process date from 2016 and the tariff process date from 2017, shall be added to Portion B. For 2018, first year of the new concession, it is assumed that the operational costs will be equal to those from 2017, updated by IPCA (this value will be reduced according to the bidding criterion).

In this context, the following was done:

(a) the value of the difference between the flexible regulatory of operational costs and that recognized in the tariff from 2016 was updated by accumulated IPCA and added to VPB in 2017;
(b) the tariff coverage of Operational costs in Portion B in 2017 was estimated, according to PRORET 2.2A, formula (1) of paragraph 13, section 3.1, presented above in this report in Equation 16;
(c) the new operational cost for 2017 was obtained by the sum of (a) and (b).
(d) the share of (c) in VPB for 2017 was applied to VPBo for 2018, obtaining an estimation of the operational costs coverage for 2018;
(e) the IPCA accumulated in one year was applied, reducing the Factor X, to (c). The difference between this value and (d) was applied to VPB for 2018.

In 2019, there will be extraordinary review. For its implementation, the tariff coverage of the Annual Asset Cost (CAA, composed of the sum of the equity remuneration, regulatory reintegration quota and annuity of the fixed and portable facilities) was estimated using a mechanism similar to that for the calculation of the operational cost tariff coverage. This value was excluded from VPB and the CAA projection for 2019 was added. The projection already includes the closed and the additional base reports.

It shall also be pointed out that for the period between 2017 and 2022, the regulatory limits for Non-Technical Losses were made flexible, being replaced by the average between the verified Non-Technical Losses and the regulatory losses observed in 2016. This procedure was not adopted for AmE and Boa Vista Energia, because their technical losses were made flexible by the Approval of Resolution No. 2.184/2016.

		RA1	VPA	VPB
Regulatory Year	Reference Period	Required Revenue	*Value of Portion A*	*Value of Portion B*
2017	Sep/16 - Aug/17	**R$1,559.21**	R$1,049.79	R$509.42
2018	Sep/17 - Aug/18	**R$1,735.47**	R$1,171.54	R$563.93
2019	Sep/18 - Aug/19	**R$2,059.00**	R$1,278.35	R$780.65
2020	Sep/19 - Aug/20	**R$2,250.92**	R$1,389.59	R$861.33
2021	Sep/20 - Aug/21	**R$2,454.45**	R$1,507.02	R$947.42
2022	Sep/21 - Aug/22	**R$2,671.84**	R$1,631.38	R$1,040.46
2023	Sep/22 - Aug/23	**R$2,947.71**	R$1,661.55	R$1,286.16
2024	Sep/23 - Aug/24	**R$3,113.60**	R$1,782.82	R$1,330.78
2025	Sep/24 - Aug/25	**R$3,294.61**	R$1,919.40	R$1,375.21
2026	Sep/25 - Aug/26	**R$3,483.74**	R$2,064.12	R$1,419.62
2027	Sep/26 - Aug/27	**R$3,671.95**	R$2,217.44	R$1,454.51
2028	Sep/27 - Aug/28	**R$3,786.43**	R$2,353.09	R$1,433.34
2029	Sep/28 - Aug/29	**R$3,995.81**	R$2,512.58	R$1,483.23
2030	Sep/29 - Aug/30	**R$4,216.34**	R$2,682.58	R$1,533.76
2031	Sep/30 - Aug/31	**R$4,446.68**	R$2,862.20	R$1,584.49
2032	Sep/31 - Aug/32	**R$4,689.81**	R$3,053.95	R$1,635.86
2033	Sep/32 - Aug/33	**R$4,692.50**	R$3,241.46	R$1,451.04
2034	Sep/33 - Aug/34	**R$4,994.35**	R$3,469.90	R$1,524.45
2035	Sep/34 - Aug/35	**R$5,319.65**	R$3,717.71	R$1,601.94
2036	Sep/35 - Aug/36	**R$5,668.45**	R$3,984.63	R$1,683.81
2037	Sep/36 - Aug/37	**R$6,041.54**	R$4,272.36	R$1,769.18
2038	Sep/37 - Aug/38	**R$6,314.34**	R$4,546.54	R$1,767.80
2039	Sep/38 - Aug/39	**R$6,748.42**	R$4,875.61	R$1,872.80
2040	Sep/39 - Aug/40	**R$7,218.65**	R$5,233.84	R$1,984.80
2041	Sep/40 - Aug/41	**R$7,725.58**	R$5,621.21	R$2,104.37
2042	Sep/41 - Aug/42	**R$8,272.57**	R$6,040.43	R$2,232.14
2043	Sep/42 - Aug/43	**R$8,727.42**	R$6,444.39	R$2,283.04
2044	Sep/43 - Aug/44	**R$9,351.36**	R$6,928.94	R$2,422.42
2045	Sep/44 - Aug/45	**R$10,030.48**	R$7,458.74	R$2,571.74
2046	Sep/45 - Aug/46	**R$10,766.26**	R$8,034.37	R$2,731.89
2047	Sep/46 - Aug/47	**R$11,564.31**	R$8,660.46	R$2,903.84

Source: Own Elaboration

Adopting the hypothesis that the financial components will be neutral along the period, the tariff transactions are obtained by direct comparison of the required revenues to the revenues observed in the reference period.

Graph 24 – Tariff Transactions (%)

14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
-2.00%
-4.00%
7.1%
4.5%
5.3%
12.7%
4.1%
4.1%
4.2%
5.8%
1.5%
1.8%
1.9%
1.7%
-0.4%
2.1%
2.1%
2.2%
2.2%
-3.1%
3.1%
3.1%
3.1%
3.1%
1.1%
3.3%
3.4%
3.4%
3.4%
1.8%
3.4%
3.4%
3.4%
3.4%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047

Source: Own Elaboration

As indicated in Technical Note No. 247/2017, the payments related to the loans taken with RGR related to the designation period will be obtained tariff recognition as components of Portion A.

Given that this tariff recognition follows the concept of neutrality, the component was not considered in the calculation of Portion A, once its compensation was also not taken into consideration for the purposes of this evaluation.

5. Analysis of the distributor

     The Company’s purpose is the provision of electric power services, defined in the concession contract as performing studies; developing projects; and construction and operation of production plants, substations, transmission lines, and electric power distribution networks; as well as development activities in the different energy fields, where all activities are regulated by the Brazilian Electricity Regulatory Agency – ANEEL, a department of the Ministry of Mines and Energy – MME.

     Pursuant to Concession Agreement No. 04/2001, entered into with the Brazilian Electricity Regulatory Agency (ANEEL) on 02/12/2001, the Company holds the concession for provision of electric energy throughout the territory of the State of Piauí, which expired on 07/07/2015 but may be extended for up to 30 years.

     On October 15, 2012, the distributors whose concessions expired in 2015 were offered the right to express interest in extending the concession for an additional period of 30 years, which they did within the deadline.

On July 22, 2016, at the 165th Extraordinary Stockholders’ General Meeting of Centrais

Elétricas Brasileiras S.A - Eletrobras, it was decided not to extend the concession of the Energy Distributors of Eletrobras Group, including Companhia de Centrais Elétricas do Piauí S.A. The ordinance of the Ministry of Mines and Energy no. 422, of August 3, 2016, aimed at guaranteeing the continuity of service in the concession area of the State of Piauí, designated the Company as responsible for the provision of electricity distribution until the assumption by anew concession holder, or until December 31, 2017, whichever occurs first.

     The evaluation of the Distributor assumes that a new concession agreement will be signed with the granting authority on 03/01/2018. As of the fiscal year ending December 2016, the Company recorded a loss of R$ 506,761 in its operations, totaling an accumulated loss amount of R$ 2,473,292, with an excess of current liabilities over current assets in the amount of R$ 317,782 and liabilities shortfall of R$ 1,221,738, thus requiring long-term resources to cover short-term debt and improve cash flow.

5.1.Historical Financial Statements

     The period considered in the historical analyses of the Company’s financial statements corresponds to the interval between 2014 and 2016. The following indicators were based on the historical audited financial statements of the Company.

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Figure 20 – Historical Financial Indicators

Financial indicators	2014	2015	2016
Total Financial Debt to Total Assets	0.67	0.82	0.90
Long term financial debt to Total Assets	0.46	0.46	0.73
Current Ratio	0.84	0.44	0.70
Net Revenues growth	n.a.	0.3%	4.2%
Costs growth	n.a.	42.0%	-1.3%
Expenses growth	n.a.	157.5%	-22.7%
Gross margin	21.3%	-11.4%	-5.5%
EBITDA margin	15.6%	-29.6%	-18.1%
Net Margin	2.9%	-43.5%	-37.5%

Three indicators were analyzed in order to measure the Company's levarege levels and its capacity to honor its short term obligations: the total financial indebtedness per total assets, the long-term indebtedness per total assets, and the current ratio.

It should be noted that, although Cepisa has increased indebtedness levels over the last few years, the company's current liquidity showed a significant improvement in 2016. The improvement in the ability to honor short-term commitments in the last year is mainly due to the reduction of short-term liabilities. On the other hand, the ratio of long-term indebtedness to the total assets of the Distributor increased considerably during 2016, which explains the dynamics of raising leverage with increasing current liquidity. In short, the company liquidated short-term loans and contracted more long-term debts.

In relation to the company's operating performance, the growth rates of net operating revenue and operating costs and expenses were analyzed. For the supplier's net revenue, an compound annual growth rate ("CAGR") of 2.24% was observed for the period, accompanied by a CAGR of 18.39% for costs and 41.11% for expenses. This evolution of the company's revenues and expenditures directly impacted the profitability indicators presented and discussed below.

Cepisa's gross margin declined sharply over the last three years, from 21.3% in 2014 to -11.4% in 2016. In 2016, the company showed a slight recovery, reaching a -5.5% gross margin. The same downward dynamic was observed for the EBITDA margin and net margin indicators, which started at 15.6% and 2.9% in 2014 and reached -18.1% and -37.5% in 2016, respectively.

The items in the audited historical financial statements (not subject to due diligence) of the company are made available below as a basis for the analysis of the evaluated indicators.

Figure 21 – Summarized Income Statements

Income Statement (R$ thousand)	2014	2015	2016
Net Revenues	1,291,577	1,295,388	1,350,046
Total Costs	(1,016,159)	(1,442,623)	(1,424,293)
Gross profit	**275,418**	**(147,235)**	**(74,247)**
Operational Expenses	(105,300)	(271,108)	(209,686)
EBITDA	**201,455**	**(383,307)**	**(244,909)**
Depreciation and Amortization	(31,337)	(35,036)	(39,024)
EBIT	**170,118**	**(418,343)**	**(283,933)**
Financial result	(169,289)	(144,644)	(222,828)
Non-operating income	-	-	-
EBT	**829**	**(562,987)**	**(506,761)**
Income tax	37,106	-	-
Net Income / (loss)	**37,935**	**(562,987)**	**(506,761)**

Figure 22 – Summarized Balance Sheet

Summarized Balance Sheet (R$ thousand)	2014	2015	2016
Total financial debt	1,058,561	1,281,447	1,681,228
Long term financial debt	728,363	715,220	1,378,432
Total assets	1,585,185	1,556,502	1,877,024
Current assets	645,847	594,866	733,074
Current liabilities	764,711	1,349,801	1,050,856

The Distributor's Historical Audited Financial Statements are presented in the next tables. Additionally, the financial due diligence analyses performed to support the economic valuation are also presented, as well as financial from 2016.

Figure 23 – Balance Sheet

In R$ thousand	Dec-15 (Audited)	Dec-16 (Audited)
Cash and cash equivalents	9,209	5,200
Securities - TVM	139	8
Clients – short term	387,143	379,675
Taxes and social contributions – short term	16,469	17,440
Deferred Tax Credit - IRPJ	2,783	-
Indemnification right – short term	45,777	124,431
Inventory	15,508	12,884
Financial assets	78,873	132,800
Other assets – short term	38,965	60,636
Current assets	**594,866**	**733,074**
Clients – long term	215,963	209,391
Taxes and social contributions – long term	5,580	7,668
Collaterals and deposits in court - long term	14,557	16,272
Financial asset – public utility concessions	682,902	865,133
Other assets – long term	1,305	1,437
Investments	146	146
Intangible assets	11,712	10,279
Fixed assets	29,471	33,624
Non-current assets	**961,636**	**1,143,950**
Total assets	**1,556,502**	**1,877,024**

In R$ thousand	Dec-15 (Audited)	Dec-16 (Audited)
Suppliers - short term	243,603	246,111
Loans – short term	566,227	302,796
Taxes and contributions	270,527	215,861
Post-employment benefit – short term	42,327	27,609
Research and development – short term	13,605	11,128
Labor obligations	45,051	30,711
Industry charges - short term	7,599	10,315
Financial liabilities	47,194	88,192
Other liabilities – short term	113,668	118,133
Current liabilities	**1,349,801**	**1,050,856**
Loans – long term	715,220	1,378,432
Payable taxes	58,178	187,972
Research and development – long term	41,560	54,080
Advance for future capital increase (AFAC)	-	295,402
Post-employment benefit – long term	13,919	3,273
Provisions for lawsuits	78,475	128,244
Other liabilities – long term	499	503
Non-current liabilities	**907,851**	**2,047,906**
Capital stock	1,272,747	1,272,747
Adjustment for equity assessment	(7,366)	(21,193)
Accumulated losses	(1,966,531)	(2,473,292)
Net equity	**(701,150)**	**(1,221,738)**
Total liabilities	**1,556,502**	**1,877,024**

Source: Audited trial balances

Figure 25 – Quality of Results

In R$ thousand		FY15 (Audited)	FY16 (Audited)
Net revenue		**1,295,388**	**1,350,046**
Net profit (loss)		**(562,987)**	**(506,761)**
Add-backs (reversions)		**179,096**	**260,195**
Financial results		144,644	222,828
Depreciation/amortization		34,452	37,367
IR and CSLL		-	-
Reported EBITDA		**(383,890)**	**(246,566)**
% on net revenue		*(30%)*	*(18%)*
Reclassifications		**72,195**	**(34,686)**
1	Reclassification of impairment provisions	57,805	(51,018)
2	Regulatory penalties due to quality of energy	7,150	9,902
	Reclassification of losses from disposal of assets	-	8,310
	Penalidades por qualidade de energia (ONS)	7,150	1,593
3	Reclassification of losses from disposal of assets	7,241	6,430
Ajustes contábeis		-	-
Normalization adjustments		**(19,525)**	**(41,255)**
4	Potential normalization of provision for contingencies	(23,099)	49,769
5	Normalization of expenses with PCLD	3,574	(91,024)
Tax and labor adjustments		**(536)**	**(612)**
6	Tax, labor, and social security impacts	(536)	(612)
Adjusted EBITDA		**(331,756)**	**(323,119)**
% on net revenue		*(26%)*	*(24%)*
Non-quantified adjustments		**NQ**	**NQ**
7	Employee insourcing	NQ	NQ
8	Normalization of the revenue from excess demand and excess of reactive power	NQ	NQ
Other considerations		**NQ**	**NQ**
9	Costs with new structure/Companies integration	NQ	NQ
10	Potential risk of change in the CVA values	NQ	NQ
11	Undue charges – Angra 3	-	NQ
12	Other potential adjustments	NQ	NQ

Source: Audited financial statements and PwC analysis

Source: Audited financial statements and PwC analysis

Figure 26 – Due Diligence Working Capital

In R$ thousand	Dec-16
Clients – short term	379,675
Taxes and social contributions – short term	17,440
Indemnification right – short term	124,431
Inventory	12,884
Financial assets	132,800
Other assets – short term	60,636
Suppliers - short term	(246,111)
Taxes and contributions	(215,861)
Labor obligations	(30,711)
Industry charges - short term	(10,315)
Financial liabilities	(88,192)
Other liabilities – short term	(118,133)
Reported net working capital	**18,543**
Rights to unpaid indemnification from previous periods	NQ
Suppliers with past due credits	118,213
Contractual retentions – Suppliers	1,799
Lawsuit related to energy transfers	15,506
Reclassification of related parties	(2,155)
Other liabilities – short term	33,336
Inventory with low recoverability expectation	(3,980)
Clients with past due and installment payments	(91,981)
Other assets – short term	(44,116)
Reclassification and adjustments	**26,623**
Adjusted net working capital	**45,166**

Source: Financial Due Diligence Report

Figure 27 – Due Diligence Net Debt

In R$ thousand	Dec-16
Cash and cash equivalents	5,200
Securities - TVM	8
Loans – short term	(302,796)
Loans – long term	(1,378,432)
Net financial indebtedness	**(1,676,020)**
Collaterals and deposits in court - long term	16,272
Post-employment benefit – short term	(27,609)
Research and development – short term	(11,128)
Payable taxes	(187,972)
Research and development – long term	(54,080)
Post-employment benefit - long term	(3,273)
Provisions for lawsuits	(128,244)
Other liabilities - long term	(503)
Other debt items	**(396,537)**
Reported net indebtedness	**(2,072,557)**
Rights to unpaid indemnification from previous periods	NQ
Suppliers with passt due credits	(118,213)
Contractual retentions – Suppliers	(1,799)
Lawsuit related to energy transfers	(15,506)
Reclassification of related parties	2,155
Other liabilities - short term	(33,336)
Restricted cash balance	(416)
Reclassification and adjustments	**(167,116)**
Adjusted net indebtedness	**(2,239,673)**

Source: Financial Due Diligence Report

Figure 28 – Due Diligence Financial Indicators

CEPISA	2016
EBITDA Margin	-23.93%
Net Debt / Net Revenues	1.7 x
Working Capital / Net Revenues	3.35%

6. Valuation

6.1. Methodology

This method estimates the value of a company or business based on the net present value of the projected cash flows for that company or business. The projections consider the cash inflows and outflows, including investments required for the maintenance and/or expansion of the Company, treating the business as a going concern. These projections are related to the business plan developed by the administration of the Company, the prospects of the electric sector in Brazil, as well as macroeconomic considerations. The final valuation under the DCF method reflect the value of tangible and intangible assets and liabilities that contribute for the future free cash flows of the Company.

The Free Cash Flow to the Firm (FCFF) approach was adopted, where the cash flows from operational and investment activities are considered, but not debt or financing activities. The net present value of the projected FCFF was calculated using a discount rate equivalent to the Company's weighted average cost of capital, resulting in a total operational value of the company ("Enterprise Value", or "EV"). The Company's Net Debt is subtracted from the EV as are the non-operational assets and liabilities, resulting in a valuation of 100% of the company's shares ("Equity Value").

6.2. Discount Rate

The discount rate was calculated using the weighted average cost of capital (WACC) methodology. This methodology considers the cost of equity and the cost of debt, weighted by the Company's leverage raio after taxes according to the equation below:

$$WACC = Kd\ x\ [1 - T]\ x\ \frac{D}{D+E} + Ke\ x\ \frac{E}{E+D}$$

Where:

WACC = Weighted Average Cost of Capital;

K_d = Cost of Debt;

K_e = Cost of Equity;

D = market value of the firm's debt;

E = market value of the firm's equity; and

T = corporate tax rate

The cost of the debt was calculated based on the SELIC projections, provided by Boletim Focus – BACEN, presented in section 10.3. The spread over SELIC observed for the Brazilian electricity distributors average cost of debt was added to the SELIC projections.

The cost of Equity was estimated using the Capital Asset Pricing Model (CAPM). This methodology estimates the Cost of Equity based on the return of a risk-free asset plus a premium that represents the additional return required by shareholders to invest in the riskier asset.

The CAPM formula used is presented below:

$$Ke = \left[\frac{(1 + (Rf + \beta xMRP + CR))x\,(1 + r_{BRL})}{(1 + r_{USD})}\right] - 1$$

Where:

K_e = Cost of Equity;

R_f = Risk-Free Rate: T-Bond 10Y - 10 years average yield (period from Dec/06 to Dec/16, source: Bloomberg);

β = Beta of the security;

r_{BRL} = Brazilian Inflation Rate: 10 years IPCA projections (Base Date: 12/31/2016, source: BACEN);

r_{USD} = US Inflation Rate: 10 years CPI projections

(Base Date: 12/31/2016, source: Congressional Budget Office of the United States);

MRP = Market Risk Premium

(source: 2016 Valuation Handbook - Guide to Cost of Capital);

CR = Country Risk: JP Morgan EMBI+ INDEX 10 years average

(*Emerging Market Bond Index,* period from Dec/06 to Dec/16, source: *Bloomberg*);

The available data for the comparable companies listed below was used to determine unlevered Beta and the projections of leverage ratio. The data was extracted from Bloomberg, according to the table below.

Table 67 - Unlevered Beta of comparable companies

Company	Unlevered Beta
ENERGISA	0.50
EQUATORIAL	0.58
COSERN	0.35
COELBA	0.17
COELCE	0.35
CPFL	0.56
EDP	0.66
ELETROPAULO	0.28
CEMIG	0.62
LIGHT	0.57
COPEL	0.56
CELESC	0.38
Average	**0.47**

Due to the high leverage ratio expected for the initial projected years, the variable discount rate approach (rolling WACC) was used. This approach considers the impact of changes to the capital structure that occur during the projection period.

The following variable assumptions were considered for the rolling WACC projections:

- Brazilian inflation projected by BACEN (IPCA):
- American inflation projected by the Congress Budget Office (CPI); and
- Variable leverage ratio based on two selected groups of comparable companies (higher leverage ratio during the first years and lower leverage ratio by the end of the projection period).

Considering the projected variations of these parameters, the Discount Rates (rolling WACC) used to calculate the net present value of the projected cash flows are shown below:

Figure 29 - Rolling WACC

Parameters:	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	> 2026
Rate Free from Risk (Rf)	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%
Country Risk	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%
Market Premium	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Unlevered Beta (βu)	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43
% Debt (Kd) - [D/(D+E)]	54.0%	50.7%	47.3%	44.0%	40.6%	37.3%	33.9%	30.6%	27.3%	23.9%	23.9%
% Equity (Ke) - [E/(D+E)]	46.0%	49.3%	52.7%	56.0%	59.4%	62.7%	66.1%	69.4%	72.7%	76.1%	76.1%
Taxes rate - IRPJ/CSLL	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%
Levered Beta (βL)	0.76	0.72	0.68	0.65	0.62	0.59	0.57	0.55	0.53	0.52	0.52
Size Premium	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Inflation - Brazil	4.33%	4.43%	4.36%	4.31%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%
Inflation – USA	2.40%	2.30%	2.30%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%
Cost of Equity	**12.62%**	**12.55%**	**12.22%**	**11.83%**	**11.55%**	**11.37%**	**11.21%**	**11.06%**	**10.93%**	**10.81%**	**10.81%**
Selic	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%
Spread	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%
Debt Cost	11.35%	9.71%	9.67%	9.51%	9.37%	9.37%	9.37%	9.37%	9.37%	9.37%	9.37%
Debt Cost – Post-Tax	**7.49%**	**6.41%**	**6.38%**	**6.28%**	**6.18%**	**6.18%**	**6.18%**	**6.18%**	**6.18%**	**6.18%**	**6.18%**
WACC in current BRL (Post-Tax)	**9.85%**	**9.44%**	**9.46%**	**9.39%**	**9.37%**	**9.44%**	**9.50%**	**9.57%**	**9.64%**	**9.71%**	**9.71%**

6.3. Assumptions

General considerations

The valuation approach employed was a Discounted Cash Flow using Free Cash Flow to the Firm (FCFF) discounted by the Weighted Average Cost of Capital (WACC), which results in the Enterprise Value (EV), after adjustment for net debt and non-operational assets and liabilities, representing the Fair Value of 100% of the Company's shares (Equity Value).

The projections assume a base date December 31,2016, the same used by BNDES and the Consortium for their other analyses related to this project (e.g., Due Diligence). The base date was selected considering the availability of required information and documents.

The Distributor currently has permission to operate as the public electric distributor until December 31, 2017. Our projections considered an extention of this permission until February,

28, 2018, when a new concession contract would be signed, as contemplated under the terms of the Contract Draft made public by Aneel that establishes a concession period of 30 years (from March 1,2018 to February 29, 2048).

     The Cash Flows projections therefore considerd the period from January 1, 2017 to February 29, 2048. However, the business value is based only on the Cash Flows projected for the period from March 1, 2018 to February 29, 2048, as decided by BNDES and the Consortium. This period corresponds to the best assumption for the entry of new investors and the start of a new concession contract. The cash flows were projected in current-day Reais (BRL) (taking into account inflation effects) and discounted at a variable WACC rate according to the calculations previously presented. From the valuation base date (Dec. 31, 2016) to the estimated date for the start of the new concession contract (Mar. 1, 2018), only the Brazilian inflation rate (IPCA) was included in the discount factor. This approach was used in order to assure the business risk would not affect the period prior to the entry of the potential investor.

Operating Assumptions

Market demand

The operational assumptions are based on projected energy consumption as it relates to:· Regulated Market: the amount of energy consumed by the clients of the Residential, Commercial, Industrial, Rural and Other Classes, who pay the distributor both for the consumed energy and the distribution service.

· Free Consumers: the amount of energy consumed by the clients of Commercial and Industrial classes that pay the Distributor only for the distribution service, negotiating the price of the consumed energy directly with other market participants.

· Supplied Distributors: the amount of energy delivered to another energy distribution company that serves consumers outside the concession area of the Distributor.

· Regulatory Allowance for Energy Losses: the amount of energy the Distributor would have as a write-off due to Technical Losses, Non-Technical Losses, and Losses in the High Voltage Network, according to the efficiency limits established by Aneel.

· Regulatory Allowance for Contracted Energy: the amount of energy the Distributor needs to generate or buy to supply the consumers (Regulatory Market, Free Consumers, and Supply), considering its Regulatory Allowance for Energy Losses.

· Verified Energy Losses: the amount of energy equivalent to the difference between the sum of purchased and self-generated energy and the billed energy (Regulatory Market, Free Consumers, and Supply), considering Technical Losses, Non-Technical Losses, and Losses in the High Voltage Network. This amount can be different from the Regulatory Allowance for Energy Loss. When the difference between the Verified Losses and the Regulatory Allowance for Energy Losses (in terms of amount of energy), is over the tolerance limit established by ANEEL, a

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portion of the losses is not passed on by the Distributor as tariff, which negatively impacts the value of the Company.

· Required Energy Supply: the amount of energy the Distributor needs to generate or buy to supply the consumers (Regulated Market, Free Consumers, and Supply), considering its index of Verified Energy Losses.

· Excess Contracted Energy: the excess amount of energy the Distributor generates or buys in relation to the Required Energy Supply. This variable was projected according to the contracted amounts informed by the Company’s

Distribution Board. Aditionally, the perspectives of adequacy of the Energy Balance with the achievement of an optimum level of 3% of Excess Contracted Energy were considered. Such optimum level is established in order to guarantee a safety margin to the supply of the demand for energy. Considering a scenario where the Regulatory Allowance for Energy Losses and the Verified Energy Losses were equivalent, the Distributor would be paid by the generation and purchase of energy exceeding the demand up to the upper limit of 5% of Excess Contracted Energy calculated on the Regulatory Allowance for Contracted Energy.

· Self-Generation: the amount of energy the Distributor itself generates through power stations and generators. As explained in this report, because Portion A was considered neutral, we did not explicitly consider the volume of self-generated energy in the projections, although its effects are implicit in the Working Capital projections.

· Energy Purchase: the amount of energy bought by the Distributor to supply its consuming market, equivalent to the Required Energy Supply added to the Excess Contracted Energy.

· VPA Volume: the amount of energy distributed to the Regulated Market consumers and the Supplied Distributors, who pay for the cost of the energy they consume.

· VPB Volume: the amount of energy distributed to the Regulated Market consumers, Free Consumers, and Supplied Distributors, who only pay for the cost of the energy distribution services.

Electricity Rate

     The Electricity Rate, the sale price of the electric power to the consumers in R$/MWh, is composed of Portions A and B. The former relates to the cost of energy production and other non-management costs, and the latter relates to returns to investment and the operational margin inherent in the electric power distribution service. The Electricity Rate is adjusted or revised on an annual basis by Aneel.

     Our analyses considered the net value of the Electricity Rate meaning the taxes are not projected separately.

· Portion A

     Portion A considers five factors in its calculation: Energy Costs, Transportation Costs, Sector Charges, Finance Charges, and Bad Debt.

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     The calculation method applied for Portion A considers that its components should not have an impact on the business value (neutrality), since eventual gains or losses related to estimates made during the rate adjustment are neutralized in the adjustment the following year.

     However, there are two cases where the principle of neutrality of Portion A is not applicable: i - When the Cost of Capital of the Distributor is different from the Adjustment Rate applied on the Finance Charges. In such case, the impact will be the difference between the net present values calculated using the different rates. Considering that the difference between the rates is not relevant, the Finance Charges were not projected. Thus, we consider the costs related to Energy Purchase, Transportation, and Sector Charges (R$/MWh) as they are used in the Electricity Rate calculatione. ii - When the amount (MWh) of Required Energy Supply is over the limit of 105% of the Regulatory Allowance for Contracted Energy. In such case, the impact is considered in a portion of the costs related to Energy Purchase and Transportation that is not considered in the Electricty Rate calculation. Such an impact is considered in the valuation, as detailed in this report. a) Energy Cost The energy cost is calculated from the Weighted Average Cost of the Energy, in R$/MWh, considering the Energy Purchase Contracts.

     Some Energy Purchase Contracts, as is the case for Self-Generation, have a different approach from the Portion A calculation methodology, using costs from the last energy auctions in the regulated market in order to balance the energy costs to consumers from different distributors operating in the Brazilian market.

     In these cases, the differences between the effective cost of energy to the Distributor and the cost considered in Portion A is repaid to the Distributor through CCC. Since the projections assume the neutrality of Portion A, such differences were not considered. However, the financial impact related to the period between the payments of Energy Purchase Costs and the CCC repayments is considered in the projections of the Distributor’s Working Capital needs.

     The Consortium observed recent cases in the electric power distribution sector where this difference is directly paid to the party responsible for the power generation, and does not impact the distributor’s Working Capital needs and, therefore, does not present a financial impact for the company. This observed trend supports the assumption of neutrality of Portion A considered in the projections, as well as the assumption of normalization of Working Capital levels based on the average financial indicators for the electricity distribution sector, as discussed in next sections.

The costs informed in the last Distributor’s rate adjustment were used to define the

Weighted Average Cost of Energy as of the base date. The referred average cost was projected considering inflation rate assumptions. Since the monetary adjustments are carried out in the following year through the Finance Charges, which were not considered in the valuation, we considered the costs used in the calculation of Portion A to be equivalent to the effective Energy Purchase Costs.

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     Thus, the fraction of Portion A related to the Energy Purchase Cost has a negative financial impact in the cases where the considered Energy Purchase is more than 5% higher than the Regulatory Allowance for Contracted Energy. b) Transportation Costs The transportation costs refer to the SIN transmission system. The Transportation Costs are paid by the Distributor in order to receive the purchased energy.

Transportation Costs were projected based on the relation between the Transportation

Cost and the Energy Cost (in R$/MWh) observed in the last Distributor’s rate adjustment. The calculations consider the schedule of interconnections estimated for the Distributor.

     Thus, the fraction of Portion A related to the Transportation Cost has a negative financial impact in the cases where the Required Energy Supply is more than 5% higher than the Regulatory Allowance for Contracted Energy. c) Sector Charges The energy distributors collect the applicable Sector Charges from their consumers and transfer the values to the sector funds.

     The Sector Charges were projected based on the values considered in the last available rate adjustment. The base values were adjusted considering the projections for the inflation rate.

     Due the the assumption of neutrality of Portion A, the Sector Charges do not present financial impact in the valuation. However, the financial impact related to the period between the payment of Sector Charges and the receipt from the consumers is considered in the projections of the Distributor’s Working Capital needs.

d) Financial Charges

As mentioned before, the Finance Charges were not considered in the valuation. e) Bad Debts

     Since the projections consider impact of Bad Debts on the cash flows net of the regulatory allowance considered in Portion A, values related to Bad Debts in the calculation of Portion A were not considered.

· Portion B

     Portion B compensates the distributor for capital expenditures and operating margin of the electric power distribution service. It is calculated according to the methodology previously explained in this report and divided by the size of the market considered in the rate adjustments/revision to obtain a value expressed in R$/MWh.

Revenues

The projected Net Operating Revenues are composed of four types of revenues:

· Portion A

Product of the Energy Tariff (R$/MWh) related to Portion A and VPA Volume (MWh).

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· Portion B

Product of the Energy Tariff (R$/MWh) related to Portion B and VPB Volume (MWh).

· Sale of the Excess Contracted Energy

     The sale of Excess Contracted Energy is considered for the amounts over the regulatory allowance limit (5.0%) in relation to the Required Energy Supply. The energy price considered for the sale of the Excess Contracted Energy is the Difference Liquidation Price (PLD).

     The PLD projection considers the average values observed over the last 5 years for the maximum and minimum limits fof PLD as well as the average PLD in the region. The observed values were adjusted considering the inflation rate projections. The projections also considered the historical seasonality of PLD, since the averages were calculated for each month of the year. The value considered in the sale of Excess Contracted Energy is the projected average value between the minimum limit and observed mean of PLD in the region.

· Other Revenues

     The other revenues include Chargeable Services and Sharing of Infrastructure, for example. No real growth was projected for those revenues.

All the projections were estimated net of sales tax, such as PIS, COFINS, and ICMS.

Costs

· Energy Purchase

     Product of the Energy Purchase (MWh) and the respective cost (R$/MWh) as projected in Portion A.

· Cost of Self-Generation, Fuel and CCC Repayments

     As explained before, because of the assumption of neutrality of Portion A, the values related to such items are not considered in this valuation.

· Transportation

     Considering the assumption of neutrality of Portion A, the same value in R$/MWh considered in Portion A was considered as transportation costs. The impact on the Company’s valuation refers only to the amount of energy transported that exceeds the Regulatory Allowance for Contracted Energy.

Operating Expenses

     In addition to the costs of Energy and Transportation, distributors also presents operational expenses, as described below:

· PMSO

     Expenses of Personnel, Materials, Third Parties’ Services, and Other, projected according to the regulatory methodology of Portion B previously explained. The projected PMSO separated into the four components mentioned above is based on the historical average for each type of expense, as observed in the Distributor’s financial statements.

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     An additional cost is considered in relation to the eligible PMSO for Portion B, since some distributors’ expenses are not covered by regulatory allowance. This Aditional Cost is projected from historical information made available by the Distribution Board and follows an accelerated path of efficiency gain in relation to PMSO. This assumption is adopted because it is expected that the Distributor will concentrate efforts to reduce costs that do not have a regulatory allowance.

· Bad debts

     The bad debt levels were projected as a decreasing percentage of the net revenues. The calculations were made according to the regulatory methodology of Portion B previously explained. As mentioned before, the percentage was calculated net of the regulatory allowance provided as part of Portion A.

Depreciation and Amortization

     The projections for depreciation of existing assets (financial, tangible, and fixed) were based on the historical relation between the Depreciation and Amortization Expenses and the the book value of the assets, calculated using the audited Financial Statements of the Distributor.

     The average depreciation considered in the calculations of Regulatory Remuneration Base (BRR) was the same used for the new investments.

Financial Results

     Since the valuation method used was the Free Cash Flow for the Firm approach, the financial revenues or expenses were not projected.

Income Taxes

     The Income Tax (IR) and the Social Contribution on Net Profit (CSLL) were projected, considering 15% with additional 10% tax rate for the IR and 9% rate for the CSLL.

     The deferred tax assets were also considered in the projections. The values reported in the financial due diligence were used as of the base date, and the applicable updates for the projection period were considered.

Investiments (Capex)

     The projections consider investments in electric and non-electric assets to meet the operational needs of the Distributor, projected as described in item 5.3.7 Long-Term Investment of this report.

Working Capital and Other Adjustments

     The Working Capital needs are projected using the value reported in the financial due diligence as of the Base Date, and contains, among other things, the accounts receivable or payable

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(clients, suppliers, sector charges, and CCC). The observed relation between the initial Working Capital and the Net Operating Revenue of the previous period is considered as the starting point for the Working Capital projections. A linear normalization was proposed, starting in the 25th projected month untill the Distributor reaches the benchmark of 1.29% (see the table below) in the 84th projected month.

Figure 30 - Working Capital

Company	WK Bloomberg
Energisa	10.53%
Cosern	3.60%
Elektro Redes	10.68%
Coelba	-6.85%
Celpe	-8.17%
Coelce	3.79%
Ampla	-0.62%
EDP	8.66%
Eletropaulo	-0.41%
Light	-8.67%
Copel	3.40%
Celesc	-0.50%

Source: Bloomberg

In addition to the Working Capital, the Distributor has other registered values that were not considered as Working Capital or Net Debt in the due diligence report. Such accounts are also considered in the valuation: it is assumed that their registered values would be linearly liquidated between the 16th and the 39th projected month.

Indemnity

The projected values for permanent assets not fully depreciated and/or amortized at the end of the concession period are considered in the calculation of an indemnity to be received by the Distributor.

The Indemnity value is calculated based on the remaining value of the Regulatory Remuneration Basis ("BRR") net of depreciation at the end of the concession period. The capital gain related to the indemnity is estimated in order to calculate the applicable Income Tax (25% total rate) and Social Contribution (9% rate). The terminal value of the Distributor is consists of the Indemnity net of taxes.

Remaining Value of Portion B

In addition to the Indemnity, it was also considered the effect of the end of the concession contract before the completion of the last regulatory year, starting with the concession's anniversary month. Since the required revenue to the last regulatory year, established in the respective rate adjustment, is not achieved until February, 2048 according to the projections, the payment for the Remaining Value of Portion B by the end of the concession period is considered.

WACC

As mentioned above, the net present value of the projected cash flows is calculated using a discount rate determined using the methodology of the weighted average cost of capital (WACC). The rolling WACC approach considers the annual variation of the discount rate, in order to measure the effects of changes in parameters such as the Distributor leverage ratio over the years.

6.4. Valuation by Multiples

Comparable Companies or Market Transactions Multiples

After After the use of the discounted cash flows approach, the valuation by multiples may be used to ratify the results obtained, considering the relation between the market value of comparable companies (or comparable companies transaction values) and operational indicators.

Such approaches are based on the idea that similar assets have similar future profitabilities, and may have comparable values considering the business size.

We highlight that the direct comparison with valuation by multiples shall be made with caution, since the samples normally used as comparison may present differences in size, operational context, economic context and different geographies or risk levels.

Transaction Multiples

Estimated ranges of market values from public information about completed transactions, considering the relation between the value paid in acquisitions of companies in the same sector and their respective operational indexes. The table bellow shows some examples of the relationship between Enterprise Value ("EV") of comparable companies and their Net Revenues and/or EBITDA.

Table 68 – Transaction Multiples

				Multiple	
Date	Target	Buyer	EV (R$ MM)	EV / Income	EV/EBITDA
2017	CELG	Enel	4,560	1.1 x	--
2014	Coelce[1]	Enersis (Enel)	4,416	1.5 x	7.8 x
2011	Light	Parati	4,987	1.3 x	6.3 x
2011	Elektro[1]	Neoenergia (Iberdrola)	2,925	1.5 x	5.6 x
			Avg	*1.3 x*	*6.6 x*
			Median	*1.4 x*	*6.3 x*

[1] Acquisition of shares via IPO
Sources: Bloomberg, Companies

This study should be analyzed with care, since many times the public information available on the transactions is incomplete or inaccurate. Additionally, the compatibility among the companies is not always perfect and the behavior of the prices paid in the transactions present variations over the time.

Market Multiples

Estimated ranges of market values based on the relation between market value and financial or operational indicators of comparable companies. The graphs below show the comparative analyses of different multiples implicit to the result of the Discounted Cash Flows approach considering the data available for comparable listed companies.

The Enterprise Values ("EV") data, as well as the Net Revenues and EBITDA data, used in the calculations of the comparable companies' multiples are available in the financial statements for the end of 2016 (Source: Bloomberg).

Figure 31 - EV / Net Revenues Multiples

1.1 x
1.0 x
1.3 x
1.6 x
1.2 x
0.7 x
1.8 x
1.2 x
1.2 x
2.1 x
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
CEPISA
Adjusted Min.
Adjusted Max.

Figure 32 - EV / EBITDA Multiples

7.0 x
7.3 x
8.0 x
17.9 x
6.6 x
7.9 x
9.8 x
9.2 x
7.9 x
13.6 x
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
CEPISA
Adjusted Min.
Adjusted Max.

Note: Since the Supplier's EBITDA is negative a standard EBITDA was estimated based on the application of the average EBITDA margin of the comparable companies (15.7%) to the Supplier's Net Revenue.

Figure 33 - EV / BRR Multiples

2.2 x
1.2 x
2.3 x
1.8 x
1.8 x
1.6 x
3.5 x
2.0 x
1.8 x
3.1 x
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
CEPISA
Adjusted Min.
Adjusted Max.

Note: The BRR data for comparable companies is available in the companies' financial statements. It is importante to note that some compared companies own more than one distribution concession holder, so that the value of the BRR considered in the calculation of such companies' multiples was composed of the sum of the BRRs of each distributor of the respective groups. It is also important to note that the more updated information on the value of the BRRs of the distributors owned by the comparable companies is available as of to the dates of the respective rate revisions.

2.0
2.5
1.6
2.7
1.2
0.9
2.3
1.9
2.0
2.3
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
CEPISA
Adjusted Min.
Adjusted Max.

Note: As mentioned about the calculation of the EV/BRR market multiples, the EV/Consuming units multiples were also calculated based on information in the financial statements of the comparable companies, taking into account all distributors owned by the same company.

Figure 35 - EV / Distributed energy Multiples (R$ thousands / MWh)

0.45
0.38
0.47
0.62
0.41
0.25
0.58
0.5
0.4
0.6
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
CEPISA
Adjusted Min.
Adjusted Max.

Note: The comments made regarding the calculations of the EV/BRR and EV/Consuming Units multiples are applicable to the analysis of EV/Distributed Energy multiples.

6.5. Conclusion

The final valuation results are presented in the following tables

Table 69 – Distributed energy projections

Energy (000 MWh)	2017	2018	2019	2020	2021	2022
Regulated market	3,352	3,544	3,732	3,918	4,104	4,287
Free market	46	48	49	51	53	54
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	1,629	1,729	1,799	1,807	1,805	1,793
Excess contracted Energy	511	381	166	172	177	182
Total energy	**5,539**	**5,701**	**5,746**	**5,948**	**6,138**	**6,317**

Energy (000 MWh)	2023	2024	2025	2026	2027	2028
Regulated market	4,470	4,651	4,831	5,011	5,191	5,372
Free market	56	57	59	60	62	63
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	1,755	1,692	1,650	1,599	1,572	1,585
Excess contracted Energy	187	190	194	198	203	209
Total energy	**6,467**	**6,590**	**6,735**	**6,869**	**7,028**	**7,229**

Energy (000 MWh)	2029	2030	2031	2032	2033	2034
Regulated market	5,554	5,737	5,923	6,115	6,315	6,522
Free market	65	66	68	69	71	72
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	1,574	1,604	1,634	1,665	1,670	1,651
Excess contracted Energy	214	220	227	233	240	245
Total energy	**7,407**	**7,628**	**7,851**	**8,082**	**8,295**	**8,491**

Energy (000 MWh)	2035	2036	2037	2038	2039	2040
Regulated market	6,739	6,964	7,200	7,445	7,703	7,972
Free market	73	75	76	77	78	80
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	1,681	1,711	1,742	1,745	1,720	1,750
Excess contracted Energy	253	260	268	276	283	292
Total energy	**8,745**	**9,010**	**9,286**	**9,543**	**9,783**	**10,093**

Energy (000 MWh)	2041	2042	2043	2044	2045	2046	2047
Regulated market	8,255	8,552	8,864	9,193	9,540	9,905	10,292
Free market	81	82	83	84	85	86	87
Supply	-	-	-	-	-	-	-
Regulatory allowance for energy losses	1,781	1,812	1,811	1,777	1,807	1,838	1,869
Excess contracted Energy	301	311	320	329	340	352	365
Total energy	**10,417**	**10,757**	**11,079**	**11,383**	**11,772**	**12,182**	**12,613**

Table 70 – Net Revenues Projections

Net Revenues (000 R$)	2017	2018	2019	2020	2021	2022
Portion A distributed energy (000 MWh)	3,352	3,544	3,732	3,918	4,104	4,287
Portion A tariff (R$/MWh)	315	338	350	362	375	388
Portion A	1,055,675	1,197,607	1,306,064	1,420,157	1,540,483	1,661,942
Portion B distributed energy (MWh)	3,398	3,591	3,781	3,969	4,156	4,341
Portion B tariff (R$/MWh)	131	137	170	205	215	226
Portion B	445,703	491,984	641,645	812,412	893,701	980,523
Other revenues	11,114	11,641	12,181	12,737	13,306	13,901
Sale of excess contracted energy	93,952	82,123	37,331	35,378	21,082	4,522
Sectorial Charges	(205,022)	(213,432)	(223,089)	(232,953)	(243,079)	(253,448)
Total net operating revenues	**1,401,422**	**1,569,923**	**1,774,133**	**2,047,731**	**2,225,493**	**2,407,440**

Net Revenues (000 R$)	2023	2024	2025	2026	2027	2028
Portion A distributed energy (000 MWh)	4,470	4,651	4,831	5,011	5,191	5,372
Portion A tariff (R$/MWh)	392	390	405	419	433	446
Portion A	1,749,985	1,815,706	1,955,373	2,099,175	2,245,541	2,396,224
Portion B distributed energy (MWh)	4,525	4,708	4,890	5,072	5,253	5,435
Portion B tariff (R$/MWh)	248	276	274	273	271	264
Portion B	1,122,731	1,298,849	1,341,116	1,383,354	1,422,560	1,437,021
Other revenues	14,522	15,171	15,850	16,558	17,298	18,071
Sale of excess contracted energy	18,629	51,031	40,038	13,308	-	-
Sectorial Charges	(264,197)	(275,385)	(287,041)	(299,184)	(311,837)	(325,023)
Total net operating revenues	**2,641,670**	**2,905,373**	**3,065,335**	**3,213,211**	**3,373,563**	**3,528,294**

Net Revenues (000 R$)	2029	2030	2031	2032	2033	2034
Portion A distributed energy (000 MWh)	5,554	5,737	5,923	6,115	6,315	6,522
Portion A tariff (R$/MWh)	460	476	493	510	527	543
Portion A	2,552,751	2,729,549	2,917,446	3,118,816	3,325,820	3,539,048
Portion B distributed energy (MWh)	5,619	5,803	5,990	6,184	6,385	6,594
Portion B tariff (R$/MWh)	256	256	256	257	244	222
Portion B	1,438,419	1,486,759	1,535,924	1,586,419	1,559,091	1,462,123
Other revenues	18,879	19,723	20,605	21,526	22,488	23,493
Sale of excess contracted energy	-	-	-	-	-	-
Sectorial Charges	(338,784)	(353,090)	(368,002)	(383,565)	(399,787)	(416,694)
Total net operating revenues	**3,671,266**	**3,882,942**	**4,105,972**	**4,343,196**	**4,507,613**	**4,607,970**

Net Revenues (000 R$)	2035	2036	2037	2038	2039	2040
Portion A distributed energy (000 MWh)	6,739	6,964	7,200	7,445	7,703	7,972
Portion A tariff (R$/MWh)	562	582	603	623	642	665
Portion A	3,787,150	4,053,993	4,341,198	4,637,438	4,943,279	5,299,885
Portion B distributed energy (MWh)	6,812	7,039	7,275	7,523	7,781	8,052
Portion B tariff (R$/MWh)	226	229	233	233	230	236
Portion B	1,536,586	1,615,283	1,698,126	1,754,539	1,789,201	1,896,488
Other revenues	24,543	25,640	26,787	27,984	29,235	30,542
Sale of excess contracted energy	-	-	-	-	-	-
Sectorial Charges	(434,315)	(452,683)	(471,826)	(491,779)	(512,576)	(534,251)
Total net operating revenues	**4,913,964**	**5,242,235**	**5,594,284**	**5,928,182**	**6,249,139**	**6,692,663**

Net Revenues (000 R$)	2041	2042	2043	2044	2045	2046	2047
Portion A distributed energy (000 MWh)	8,255	8,552	8,864	9,193	9,540	9,905	10,292
Portion A tariff (R$/MWh)	689	713	737	759	787	815	844
Portion A	5,684,912	6,100,982	6,532,436	6,980,436	7,503,874	8,071,672	8,688,245
Portion B distributed energy (MWh)	8,336	8,634	8,947	9,277	9,625	9,992	10,379
Portion B tariff (R$/MWh)	241	247	250	250	256	262	268
Portion B	2,011,066	2,133,545	2,236,057	2,317,342	2,460,701	2,614,509	2,779,723
Other revenues	31,907	33,333	34,823	36,380	38,006	39,705	41,479
Sale of excess contracted energy	-	-	-	-	-	-	-
Sectorial Charges	(556,843)	(580,391)	(604,934)	(630,514)	(657,176)	(684,965)	(713,928)
Total net operating revenues	**7,171,041**	**7,687,470**	**8,198,382**	**8,703,644**	**9,345,405**	**10,040,920**	**10,795,518**

Table 71 – Operating Costs Projections

Operating costs (000 R$)	2017	2018	2019	2020	2021	2022
Energy acquisiton (000 MWh)	5,493	5,653	5,697	5,897	6,086	6,262
Average cost (R$/MWh)	170	178	186	194	202	211
Energy cost	936,401	1,005,944	1,058,072	1,142,530	1,229,388	1,318,631
Transportation costs	63,358	69,992	76,634	82,751	89,042	95,506
% Energy cost	*6.8%*	*7.0%*	*7.2%*	*7.2%*	*7.2%*	*7.2%*
Total costs	**999,759**	**1,075,935**	**1,134,706**	**1,225,281**	**1,318,430**	**1,414,136**
% Net Operating revenues	*71.3%*	*68.5%*	*64.0%*	*59.8%*	*59.2%*	*58.7%*

Operating costs (000 R$)	2023	2024	2025	2026	2027	2028
Energy acquisiton (000 MWh)	6,412	6,533	6,676	6,808	6,966	7,165
Average cost (R$/MWh)	219	229	238	249	259	270
Energy cost	1,407,084	1,494,423	1,591,621	1,691,868	1,804,440	1,934,419
Transportation costs	101,912	108,238	115,278	122,539	130,692	140,106
% Energy cost	*7.2%*	*7.2%*	*7.2%*	*7.2%*	*7.2%*	*7.2%*
Total costs	**1,508,997**	**1,602,661**	**1,706,899**	**1,814,406**	**1,935,132**	**2,074,525**
% Net Operating revenues	*57.1%*	*55.2%*	*55.7%*	*56.5%*	*57.4%*	*58.8%*

Operating costs (000 R$)	2029	2030	2031	2032	2033	2034
Energy acquisiton (000 MWh)	7,342	7,562	7,784	8,013	8,225	8,419
Average cost (R$/MWh)	281	293	306	319	332	346
Energy cost	2,065,991	2,217,872	2,379,583	2,553,305	2,731,487	2,914,380
Transportation costs	149,636	160,636	172,348	184,931	197,836	211,083
% Energy cost	*7.2%*	*7.2%*	*7.2%*	*7.2%*	*7.2%*	*7.2%*
Total costs	**2,215,627**	**2,378,508**	**2,551,931**	**2,738,235**	**2,929,323**	**3,125,463**
% Net Operating revenues	*60.4%*	*61.3%*	*62.2%*	*63.0%*	*65.0%*	*67.8%*

Operating costs (000 R$)	2035	2036	2037	2038	2039	2040
Energy acquisiton (000 MWh)	8,672	8,936	9,210	9,466	9,705	10,014
Average cost (R$/MWh)	361	376	392	409	426	444
Energy cost	3,129,104	3,360,559	3,610,220	3,867,499	4,132,903	4,444,761
Transportation costs	226,635	243,399	261,481	280,115	299,338	321,925
% Energy cost	*7.2%*	*7.2%*	*7.2%*	*7.2%*	*7.2%*	*7.2%*
Total costs	**3,355,739**	**3,603,958**	**3,871,701**	**4,147,614**	**4,432,241**	**4,766,686**
% Net Operating revenues	*68.3%*	*68.7%*	*69.2%*	*70.0%*	*70.9%*	*71.2%*

Operating costs (000 R$)	2041	2042	2043	2044	2045	2046	2047
Energy acquisiton (000 MWh)	10,337	10,675	10,996	11,299	11,687	12,095	12,526
Average cost (R$/MWh)	463	482	503	524	546	569	593
Energy cost	4,782,180	5,147,557	5,526,244	5,919,270	6,381,482	6,883,841	7,430,394
Transportation costs	346,364	373,062	401,259	430,652	465,216	502,866	543,922
% Energy cost	*7.2%*	*7.2%*	*7.3%*	*7.3%*	*7.3%*	*7.3%*	*7.3%*
Total costs	**5,128,544**	**5,520,619**	**5,927,502**	**6,349,922**	**6,846,698**	**7,386,707**	**7,974,316**
% Net Operating revenues	*71.8%*	*71.8%*	*72.3%*	*73.0%*	*73.3%*	*73.6%*	*73.9%*

Table 72 – Gross profit Projections

Gross profit (000 R$)	2017	2018	2019	2020	2021	2022
Net Revenues	1,401,422	1,569,923	1,774,133	2,047,731	2,225,493	2,407,440
Total costs	(999,759)	(1,075,935)	(1,134,706)	(1,225,281)	(1,318,430)	(1,414,136)
Gross profit	**401,663**	**493,988**	**639,426**	**822,450**	**907,064**	**993,304**
% Gross margin	*28.7%*	*31.5%*	*36.0%*	*40.2%*	*40.8%*	*41.3%*

Gross profit (000 R$)	2023	2024	2025	2026	2027	2028
Net Revenues	2,641,670	2,905,373	3,065,335	3,213,211	3,373,563	3,528,294
Total costs	(1,508,997)	(1,602,661)	(1,706,899)	(1,814,406)	(1,935,132)	(2,074,525)
Gross profit	**1,132,674**	**1,302,712**	**1,358,437**	**1,398,805**	**1,438,430**	**1,453,769**
% Gross margin	*42.9%*	*44.8%*	*44.3%*	*43.5%*	*42.6%*	*41.2%*

Gross profit (000 R$)	2029	2030	2031	2032	2033	2034
Net Revenues	3,671,266	3,882,942	4,105,972	4,343,196	4,507,613	4,607,970
Total costs	(2,215,627)	(2,378,508)	(2,551,931)	(2,738,235)	(2,929,323)	(3,125,463)
Gross profit	**1,455,639**	**1,504,434**	**1,554,041**	**1,604,960**	**1,578,290**	**1,482,506**
% Gross margin	*39.6%*	*38.7%*	*37.8%*	*37.0%*	*35.0%*	*32.2%*

Gross profit (000 R$)	2035	2036	2037	2038	2039	2040
Net Revenues	4,913,964	5,242,235	5,594,284	5,928,182	6,249,139	6,692,663
Total costs	(3,355,739)	(3,603,958)	(3,871,701)	(4,147,614)	(4,432,241)	(4,766,686)
Gross profit	**1,558,225**	**1,638,277**	**1,722,583**	**1,780,567**	**1,816,898**	**1,925,977**
% Gross margin	*31.7%*	*31.3%*	*30.8%*	*30.0%*	*29.1%*	*28.8%*

Gross profit (000 R$)	2041	2042	2043	2044	2045	2046	2047
Net Revenues	7,171,041	7,687,470	8,198,382	8,703,644	9,345,405	10,040,920	10,795,518
Total costs	(5,128,544)	(5,520,619)	(5,927,502)	(6,349,922)	(6,846,698)	(7,386,707)	(7,974,316)
Gross profit	**2,042,497**	**2,166,850**	**2,270,880**	**2,353,722**	**2,498,707**	**2,654,213**	**2,821,202**
% Gross margin	*28.5%*	*28.2%*	*27.7%*	*27.0%*	*26.7%*	*26.4%*	*26.1%*

Table 73 – Operating Expenses Projections

Operating Expenses (000 R$)	2017	2018	2019	2020	2021	2022
Personal	233,208	248,301	249,509	249,779	250,629	251,872
Materials	7,941	8,455	8,496	8,505	8,534	8,577
Services	126,585	134,777	135,433	135,580	136,041	136,716
Others	84,862	90,354	90,794	90,892	91,201	91,653
Total PMSO	452,595	481,887	484,232	484,756	486,405	488,818
% Net Revenues	*32.3%*	*30.7%*	*27.3%*	*23.7%*	*21.9%*	*20.3%*
% Verified PMSO / Regulatory allowance for PMSO	*106.7%*	*106.7%*	*105.9%*	*104.8%*	*103.8%*	*103.0%*
Default*	40,494	37,278	35,640	33,519	29,076	24,624
% Net revenues	*2.9%*	*2.4%*	*2.0%*	*1.6%*	*1.3%*	*1.0%*
* Net of default considered in Portion A						
Total Operating expenses	**493,089**	**519,164**	**519,872**	**518,275**	**515,481**	**513,442**
% Net revenues	*35.2%*	*33.1%*	*29.3%*	*25.3%*	*23.2%*	*21.3%*

Operating Expenses (000 R$)	2023	2024	2025	2026	2027	2028
Personal	253,647	255,612	257,801	260,178	274,131	288,994
Materials	8,637	8,704	8,778	8,859	9,334	9,841
Services	137,679	138,746	139,934	141,224	148,798	156,865
Others	92,299	93,015	93,811	94,676	99,753	105,162
Total PMSO	492,263	496,077	500,325	504,937	532,017	560,861
% Net Revenues	*18.6%*	*17.1%*	*16.3%*	*15.7%*	*15.8%*	*15.9%*
% Verified PMSO / Regulatory allowance for PMSO	*102.4%*	*101.9%*	*101.6%*	*101.2%*	*101.1%*	*101.1%*
Default*	20,218	15,023	9,333	3,719	0	-
% Net revenues	*0.8%*	*0.5%*	*0.3%*	*0.1%*	*0.0%*	*0.0%*
* Net of default considered in Portion A						
Total Operating expenses	**512,480**	**511,100**	**509,658**	**508,656**	**532,017**	**560,861**
% Net revenues	*19.4%*	*17.6%*	*16.6%*	*15.8%*	*15.8%*	*15.9%*

Operating Expenses (000 R$)	2029	2030	2031	2032	2033	2034
Personal	304,492	320,616	334,266	345,763	357,793	370,243
Materials	10,368	10,917	11,382	11,774	12,183	12,607
Services	165,277	174,030	181,439	187,680	194,210	200,967
Others	110,801	116,669	121,636	125,820	130,197	134,727
Total PMSO	590,939	622,232	648,722	671,037	694,383	718,545
% Net Revenues	*16.1%*	*16.0%*	*15.8%*	*15.5%*	*15.4%*	*15.6%*
% Verified PMSO / Regulatory allowance for PMSO	*101.1%*	*101.0%*	*101.0%*	*101.0%*	*101.0%*	*100.9%*
Default*	-	-	-	-	-	-
% Net revenues	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
* Net of default considered in Portion A						
Total Operating expenses	**590,939**	**622,232**	**648,722**	**671,037**	**694,383**	**718,545**
% Net revenues	*16.1%*	*16.0%*	*15.8%*	*15.5%*	*15.4%*	*15.6%*

Operating Expenses (000 R$)	2035	2036	2037	2038	2039	2040
Personal	383,129	396,467	410,277	424,565	439,361	454,684
Materials	13,046	13,500	13,970	14,457	14,961	15,482
Services	207,962	215,202	222,698	230,453	238,484	246,801
Others	139,416	144,270	149,295	154,495	159,879	165,455
Total PMSO	743,553	769,440	796,240	823,970	852,684	882,422
% Net Revenues	*15.1%*	*14.7%*	*14.2%*	*13.9%*	*13.6%*	*13.2%*
% Verified PMSO / Regulatory allowance for PMSO	*100.9%*	*100.9%*	*100.9%*	*100.8%*	*100.8%*	*100.8%*
Default*	-	-	-	-	-	-
% Net revenues	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
* Net of default considered in Portion A						
Total Operating expenses	**743,553**	**769,440**	**796,240**	**823,970**	**852,684**	**882,422**
% Net revenues	*15.1%*	*14.7%*	*14.2%*	*13.9%*	*13.6%*	*13.2%*

Operating Expenses (000 R$)	2041	2042	2043	2044	2045	2046	2047
Personal	470,555	486,997	504,034	521,690	539,992	558,967	578,534
Materials	16,023	16,583	17,163	17,764	18,387	19,033	19,700
Services	255,416	264,341	273,589	283,173	293,107	303,406	314,027
Others	171,230	177,213	183,413	189,838	196,497	203,402	210,522
Total PMSO	913,224	945,135	978,199	1,012,465	1,047,983	1,084,809	1,122,783
% Net Revenues	*12.7%*	*12.3%*	*11.9%*	*11.6%*	*11.2%*	*10.8%*	*10.4%*
% Verified PMSO / Regulatory allowance for PMSO	*100.6%*	*100.6%*	*100.7%*	*100.7%*	*100.7%*	*100.7%*	*100.7%*
Default*	-	-	-	-	-	-	-
% Net revenues	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
* Net of default considered in Portion A							
Total Operating expenses	**913,224**	**945,135**	**978,199**	**1,012,465**	**1,047,983**	**1,084,809**	**1,122,783**
% Net revenues	*12.7%*	*12.3%*	*11.9%*	*11.6%*	*11.2%*	*10.8%*	*10.4%*

Table 74 – EBITDA Projections

EBITDA (000 R$)	2017	2018	2019	2020	2021	2022
Gross profit	401,663	493,988	639,426	822,450	907,064	993,304
Total Operating expenses	(493,089)	(519,164)	(519,872)	(518,275)	(515,481)	(513,442)
EBITDA	**(91,426)**	**(25,177)**	**119,554**	**304,175**	**391,582**	**479,862**
% EBITDA margin	*-6.5%*	*-1.6%*	*6.7%*	*14.9%*	*17.6%*	*19.9%*

EBITDA (000 R$)	2023	2024	2025	2026	2027	2028
Gross profit	1,132,674	1,302,712	1,358,437	1,398,805	1,438,430	1,453,769
Total Operating expenses	(512,480)	(511,100)	(509,658)	(508,656)	(532,017)	(560,861)
EBITDA	**620,193**	**791,611**	**848,779**	**890,149**	**906,413**	**892,908**
% EBITDA margin	*23.5%*	*27.2%*	*27.7%*	*27.7%*	*26.9%*	*25.3%*

EBITDA (000 R$)	2029	2030	2031	2032	2033	2034
Gross profit	1,455,639	1,504,434	1,554,041	1,604,960	1,578,290	1,482,506
Total Operating expenses	(590,939)	(622,232)	(648,722)	(671,037)	(694,383)	(718,545)
EBITDA	**864,700**	**882,202**	**905,318**	**933,924**	**883,907**	**763,962**
% EBITDA margin	*23.6%*	*22.7%*	*22.0%*	*21.5%*	*19.6%*	*16.6%*

EBITDA (000 R$)	2035	2036	2037	2038	2039	2040
Gross profit	1,558,225	1,638,277	1,722,583	1,780,567	1,816,898	1,925,977
Total Operating expenses	(743,553)	(769,440)	(796,240)	(823,970)	(852,684)	(882,422)
EBITDA	**814,673**	**868,837**	**926,343**	**956,597**	**964,213**	**1,043,554**
% EBITDA margin	*16.6%*	*16.6%*	*16.6%*	*16.1%*	*15.4%*	*15.6%*

EBITDA (000 R$)	2041	2042	2043	2044	2045	2046	2047
Gross profit	2,042,497	2,166,850	2,270,880	2,353,722	2,498,707	2,654,213	2,821,202
Total Operating expenses	(913,224)	(945,135)	(978,199)	(1,012,465)	(1,047,983)	(1,084,809)	(1,122,783)
EBITDA	**1,129,272**	**1,221,716**	**1,292,681**	**1,341,257**	**1,450,724**	**1,569,405**	**1,698,419**
% EBITDA margin	*15.7%*	*15.9%*	*15.8%*	*15.4%*	*15.5%*	*15.6%*	*15.7%*

Table 75 – Net income projections

Net income (000 R$)	2017	2018	2019	2020	2021	2022
EBITDA	(91,426)	(25,177)	119,554	304,175	391,582	479,862
Depreciation	(68,414)	(64,661)	(74,601)	(85,620)	(96,544)	(100,943)
Income tax	-	(424)	(16,597)	(51,992)	(70,195)	(90,159)
Net income	**(159,839)**	**(90,262)**	**28,357**	**166,563**	**224,843**	**288,760**
% Net margin	*-11.4%*	*-5.7%*	*1.6%*	*8.1%*	*10.1%*	*12.0%*

Net income (000 R$)	2023	2024	2025	2026	2027	2028
EBITDA	620,193	791,611	848,779	890,149	906,413	892,908
Depreciation	(106,183)	(111,026)	(116,843)	(123,892)	(130,758)	(137,170)
Income tax	(122,311)	(161,609)	(173,887)	(182,047)	(184,275)	(179,526)
Net income	**391,700**	**518,977**	**558,049**	**584,210**	**591,381**	**576,212**
% Net margin	*14.6%*	*17.9%*	*18.2%*	*18.2%*	*17.5%*	*16.3%*

Net income (000 R$)	2029	2030	2031	2032	2033	2034
EBITDA	864,700	882,202	905,318	933,924	883,907	763,962
Depreciation	(143,240)	(150,759)	(160,925)	(172,609)	(181,198)	(187,055)
Income tax	(171,360)	(173,728)	(176,803)	(207,259)	(238,395)	(195,614)
Net income	**550,100**	**557,714**	**567,590**	**554,056**	**464,314**	**381,293**
% Net margin	*15.0%*	*14.4%*	*13.8%*	*12.8%*	*10.3%*	*8.3%*

Net income (000 R$)	2035	2036	2037	2038	2039	2040
EBITDA	814,673	868,837	926,343	956,597	964,213	1,043,554
Depreciation	(172,587)	(152,039)	(160,942)	(169,853)	(178,756)	(189,678)
Income tax	(217,767)	(243,162)	(259,680)	(266,930)	(266,488)	(289,746)
Net income	**424,319**	**473,637**	**505,721**	**519,814**	**518,970**	**564,131**
% Net margin	*8.6%*	*9.0%*	*9.0%*	*8.8%*	*8.3%*	*8.4%*

Net income (000 R$)	2041	2042	2043	2044	2045	2046	2047
EBITDA	1,129,272	1,221,716	1,292,681	1,341,257	1,450,724	1,569,405	1,698,419
Depreciation	(204,277)	(220,997)	(233,159)	(241,292)	(250,166)	(260,310)	(271,299)
Income tax	(313,923)	(339,667)	(359,659)	(373,410)	(407,613)	(444,519)	(484,652)
Net income	**611,072**	**661,052**	**699,864**	**726,556**	**792,945**	**864,576**	**942,468**
% Net margin	*8.5%*	*8.6%*	*8.5%*	*8.3%*	*8.5%*	*8.6%*	*8.7%*

Table 76 – Cash Flow Projections

Cash Flow (000 R$)	2017	2018	2019	2020	2021	2022
EBITDA	(91,426)	(25,177)	119,554	304,175	391,582	479,862
Income Tax	-	(424)	(16,597)	(51,992)	(70,195)	(90,159)
Working capital needs	(1,719)	(5,637)	(250)	(542)	3,628	4,869
Other adjustments	(11,821)	96,686	174,733	51,025	-	-
CAPEX	(119,161)	(283,918)	(345,731)	(357,050)	(341,896)	(254,959)
Free Cash Flow for the Firm	**(224,126)**	**(218,470)**	**(68,290)**	**(54,384)**	**(16,881)**	**139,613**

Cash Flow (000 R$)	2023	2024	2025	2026	2027	2028
EBITDA	620,193	791,611	848,779	890,149	906,413	892,908
Income Tax	(122,311)	(161,609)	(173,887)	(182,047)	(184,275)	(179,526)
Working capital needs	5,439	(3,931)	(2,384)	(2,204)	(2,390)	(2,306)
Other adjustments	-	-	-	-	-	-
CAPEX	(186,063)	(128,083)	(234,531)	(217,122)	(221,019)	(190,988)
Free Cash Flow for the Firm	**317,259**	**497,988**	**437,977**	**488,776**	**498,729**	**520,088**

Cash Flow (000 R$)	2029	2030	2031	2032	2033	2034
EBITDA	864,700	882,202	905,318	933,924	883,907	763,962
Income Tax	(171,360)	(173,728)	(176,803)	(207,259)	(238,395)	(195,614)
Working capital needs	(2,131)	(3,155)	(3,325)	(3,536)	(2,451)	(1,496)
Other adjustments	-	-	-	-	-	-
CAPEX	(196,249)	(277,234)	(364,719)	(380,147)	(184,683)	(189,029)
Free Cash Flow for the Firm	**494,961**	**428,085**	**360,472**	**342,982**	**458,377**	**377,823**

Cash Flow (000 R$)	2035	2036	2037	2038	2039	2040
EBITDA	814,673	868,837	926,343	956,597	964,213	1,043,554
Income Tax	(217,767)	(243,162)	(259,680)	(266,930)	(266,488)	(289,746)
Working capital needs	(4,561)	(4,893)	(5,248)	(4,977)	(4,784)	(6,611)
Other adjustments	-	-	-	-	-	-
CAPEX	(231,833)	(277,919)	(289,675)	(280,190)	(287,778)	(400,347)
Free Cash Flow for the Firm	**360,512**	**342,863**	**371,740**	**404,500**	**405,164**	**346,850**

Cash Flow (000 R$)	2041	2042	2043	2044	2045	2046	2047
EBITDA	1,129,272	1,221,716	1,292,681	1,341,257	1,450,724	1,569,405	1,698,419
Income Tax	(313,923)	(339,667)	(359,659)	(373,410)	(407,613)	(444,519)	(484,652)
Working capital needs	(7,131)	(7,698)	(7,616)	(7,532)	(9,566)	(10,368)	(11,248)
Other adjustments	-	-	-	-	-	-	-
CAPEX	(521,926)	(544,003)	(256,664)	(262,275)	(301,254)	(343,061)	(357,572)
Free Cash Flow for the Firm	**286,293**	**330,348**	**668,743**	**698,041**	**732,291**	**771,458**	**844,947**

Table 77 – Terminal Value

Indemnity (000 R$)	Feb/48
Indemnity	7,098,947
Income tax	(771,316)
Net Compensation	**6,327,632**
Remaining Value - Portion B	44,140
Terminal Value	**6,371,772**

Table 78 – Valuation Results

Conclusion	Dec/16
NPV FCFF	2,497,948,936.57
NPV Terminal Value	382,770,904.40
Enterprise Value	**2,880,719,840.98**
(-) Net Debt	(2,239,672,688.73)
(-) Contingencies	(104,281,862.47)
(-) Environmental Adequacies	(40,829,816.00)
Equity Value	**495,935,473.78**

Additionally, the projections meet the Efficiency Criteria in relation to Financial Management considering the period of contractual obligations. In the following table, the indication "NO" indicates the noncompliance with the criteria established under the terms of the new concession contract.

Table 79 – Financial Covenants

Covenants	2017	2018	2019	2020	2021	2022
EBITDA >= 0	NO	NO	OK	OK	OK	OK
EBITDA - QRR >= 0	NO	NO	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2023	2024	2025	2026	2027	2028
EBITDA >= 0	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2029	2030	2031	2032	2033	2034
EBITDA >= 0	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2035	2036	2037	2038	2039	2040
EBITDA >= 0	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2041	2042	2043	2044	2045	2046	2047
EBITDA >= 0	OK	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK	OK

6.6. Sensitivity

The following are the results of the sensitivity analysis of the main projected variables.

Table 80 – Sensitivity Analysis

		Demand	PMSO	Losses	CAPEX	WACC	WACC	CAPEX	Losses	PMSO	Demand
		+1 SD	- 5%	- 5%	+ 5%	- 0,5%	+ 0,5%	- 5%	+ 5%	+ 5%	- 1 SD
Demand	+1 SD	5.1%	27.3%	5.9%	5.6%	13.2%	-2.2%	4.6%	-5.6%	-50.3%	0.0%
PMSO	- 5%	27.3%	22.5%	23.3%	22.9%	31.3%	14.5%	22.1%	12.5%	0.0%	18.3%
Losses	- 5%	5.9%	23.3%	0.8%	1.2%	8.7%	-6.4%	0.3%	0.0%	-57.1%	-4.6%
CAPEX	+ 5%	5.6%	22.9%	1.2%	0.5%	8.5%	-6.8%	0.0%	-9.6%	-56.9%	-4.8%
WACC	- 0,5%	13.2%	31.3%	8.7%	8.5%	7.9%	0.0%	7.2%	-2.7%	-53.3%	2.4%
WACC	+ 0,5%	-2.2%	14.5%	-6.4%	-6.8%	0.0%	-7.2%	-7.5%	-16.8%	-61.5%	-12.3%
CAPEX	- 5%	4.6%	22.1%	0.3%	0.0%	7.2%	-7.5%	-0.5%	-10.6%	-58.4%	-5.8%
Losses	+ 5%	-5.6%	12.5%	0.0%	-9.6%	-2.7%	-16.8%	-10.6%	-10.1%	-67.8%	-14.8%
PMSO	+ 5%	-50.3%	0.0%	-57.1%	-56.9%	-53.3%	-61.5%	-58.4%	-67.8%	-57.6%	-64.7%
Demand	- 1 SD	0.0%	18.3%	-4.6%	-4.8%	2.4%	-12.3%	-5.8%	-14.8%	-64.7%	-5.3%

The table shows the variation of the Enterprise Value as follows: (i) when the projected demand growth increases or decreases by one standard deviation; (ii) when the operational costs increase or decrease by 5%; (iii) when the energy losses increase or decrease by 5%; (iv) when investment (CAPEX) increases or decreases by 5%; and (v) when the discount rate increases or decreases by 0.5%. Except for sensitivity (v), the other assumption changes were considered only in the 10 first years of the new contract. It is important to note that the effects presented above are individually observed and also combined two by two in the sensitivity matrix.

     As presented in the sensitivity matrix, the valuation is mainly impacted by the variation of operating costs (“PMSO”) reduction projected to the first concession years, especially in the worst-case scenario.

     The effect for energy losses reduction and discount rate are similar in the worst-case scenario, being the discount rate effect relatively symmetric in the best-case scenario.

     The analysis also presented the significant impact of the market demand assumption and the low effect for investment (CAPEX) variations (both scenarios) and for the energy losses reduction best-case scenario.

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7.	References
[1]	E. D. Piauí, “Projeto Kickoff CEPISA,” 2016.
[2]	Eletrobrás, “Eletrobrás Distribuição Piauí,” [Online]. Available: http://www.eletrobraspiaui.com/historico.php. [Acesso em 05 04 2017].
[3]	Eletrobrás, “Eletrobrás Distribuição Piauí,” Eletrobrás, [Online]. Available: http://www.eletrobraspiaui.com/historico.php. [Acesso em 06 04 2017].
[4]	E. D. Piauí, “Desestatização das Distribuidoras Eletrobrás,” 2016.
[5]	“Wikipédia,” [Online]. Available: https://pt.wikipedia.org/wiki/Piau%C3%AD. [Acesso em 06 04 2017].
[6]	E. D. Piauí, “Relatório da Administração Exercício 2015,” 2015.
[7]	B. Mundial, “The Regulatory Challange of Asset VAluation: A Case Study from the Brazilian Electricity Distribution Sector. Energy Working Notes. Energy and Mining Sector Board.,” 2004.
[8]	PricewaterhouseCoopers, “Electricity Lines Business – ODV Valuation. Study for Unison Networks Limited,”
New Zealand, 2005.
[9]	E. D. Piauí, “Plano Decenal 2017-2026,” 2016.
[10]	K. F. O. &. R. G. Israel, “Why Does Everyone Use the .05 Level of Significance?, Research Quarterly for Exercise and Sport,” 1987.
[11]	J. M. WOOLDRIDGE, “Econometric analysis of cross section and panel data. MIT Press.,” 2010.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	181

ANNEX I – Extent of Responsibility

     This report (the “Report”) was jointly prepared by PricewaterhouseCoopers Corporate Finane & Recovery Ltda. ("PwC CFR") and Siglasul Consultoria Ltda. (“SSU”) for the use of the Brazilian

Development Bank ("BNDES") with the purpose of supporting the privatization process of the Distributors of Eletrobras System (the “Privatization”), in accordance with contract OCS 028/2017 of February 14, 2017 (the “Contract”).

     The Report was prepared based on the information and documents provided by the administration of Companhia Energética do Piauí (the “Administration”). The works carried out do not constitute an exam performed according to the audit standards for financial statements; the works of financial valuation are not regulated and do not have specific determined standards and, for this reason, the procedures applied by us were determined in the Official Notice or aligned with BNDES where indicated in this Report.

     This analysis considers only one of several methods that may be used to calculate the valuation of a company, with nothing preventing the potential stakeholders from using their own valuation of the projects. Our analysis did not consider eventual synergies, strategic reasons, scale economies, or other benefits or drawbacks that eventual investors could experience in the event of a change of shareholding interests of the Company.

     Upon preparing the analysis, we used information and historical and projected data, not audited by the Consortium and provided in writing or orally by the Administration or obtained from the mentioned sources. Additionally, as every prediction is subjective and depends on individual judgment, being subject to uncertainties, we did not present predictions as specific results to be achieved.

Our work considered the contingencies considered in the other reports of diligences prepared by

Consórcio Mais Energia B (the “Consortium”) under the terms of the Contract, that contain more detailed information.

     Our work was developed with the the purposes described above, therefore, it should not be used for other purposes.

     In the event we become aware, at any time, of facts or information that had not been provided to us, we reserve the right to revise the calculations and the numerical results.

     We do not take responsibility for the update of our reports outside the terms provided in the Contract with BNDES.

     We do not take any responsibility, outside the legal hypotheses or hypotheses provided in the Contract executed with BNDES, for losses caused to BNDES, to Companhia Energética do Piauí, companies connected thereto, their shareholders, officers, or other parties, as a consequence of use of the data and information provided by Companhia Energética do Piauí, or obtained from other sources, or for the improper use of our reports that does not observe the disclaimers of the previous paragraphs.

     Finally, the provisions of Contract OCS no. 28/2017 (and its annexes) and the effective legislation were followed in the preparation of this Report, whose copyrights are granted to BNDES under the terms of art. 8 of Law no. 13.303/2016. All information transmitted in this document may be used and disclosed by BNDES, without any restriction.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	182

In order to better characterize the area of activity of Cepisa, socioeconomic information was collected and grouped into four data sets: (a) Demographic, Education and Employment; (b) Access to Services; (c) Income and (d) Violence. In the items that follow, we perform comparative analyses for each information collected from the company in relation to data observed in the North, Northeast regions and the Brazilian average. This comparison allows to evaluate the degree of similarity/divergence of the socioeconomic indicators of the company in relation to the regions where the companies of the Eletrobras group operate, as well as to compare with the national average.

a) Demographic Information, Education Level and Unemployment Rate

Table 81 shows the number of municipalities, area, population, number of households, percentage of population living in rural areas, percentage of illiterate population and unemployment rate in the concession area of the distribution company as well as average data for Brazil and the North and Northeast Regions.

Region	No. of Municipalities	Area (km2)	Population (Thousand)	Density (Inhab./ km2)	No. of Households (thou)	% Pop. Rural	% Pop. Illiterate	Unemployment Rate
PIAUÍ	224	252,652	3,207	12.75	957	33%	18%	6%
BRAZIL	**5,567**	**8,497,584**	**204,860**	**24.11**	**68,037**	**15%**	**9%**	**8%**
NORTH	449	3,848,855	17,525	4.55	5,093	25%	11%	9%
NORTHEAST	1,794	1,554,291	56,639	36.44	17,836	27%	17%	9%

Sources: Data on the population was taken from the PNAD 2015. Number of municipalities and areas were obtained from INPE, The unemployment rate was obtained in the IPEA / PNAD for the year 2014.

Piauí is the State with the lowest population density in the Northeast (12,75), with its Capital, Teresina being the most populous municipality in the State and the seventh most populous in the Northeast Region. Its population is mainly concentrated in urban centers (67% of the population), but has a considerable percentage of inhabitants in rural areas (33%).

b) Access to services

Table 82 presents, for Cepisa as well as average data for Brazil and the North and Northeast Regions, the percentages of households (i) without garbage collection; (ii) same for point "i" for urban areas; (iii) without water supply through networks; (iv) same for point "iii" for urban areas; (v) without sanitary sewage by networks or septic tank; (vi) same to point "v" for urban areas; and (vi) without electricity located in rural areas.

Table 82 – Service Access Information

Region	% of Households w/o Garbage Collection	% Urban households w/o garbage collection	% Households w/o water supply through networks	% Urban Households w/o Water supply networks	% Households w/o Sewage Networks/Septic Tank	% Urban Households w/o Sewage Networks/Septic Tank	% Rural households w/o electric energy
PIAUÍ	31%	4%	13%	2%	15%	3%	5%
BRAZIL	**10%**	**1%**	**15%**	**6%**	**19%**	**12%**	**2%**
NORTH	21%	3%	40%	28%	38%	29%	7%
NORTHEAST	21%	3%	20%	7%	35%	23%	1%

Source: PNAD 2015.

In Piauí 31% of the households do not have garbage collection, 13% do not have water supply through networks and 15% do not have access to the sewage network/septic tanks. The percentages of urban households without access to the sewer/septic tank and without water supply through network are low and lower than the regional and national averages (3% and 2%, respectively for the State).

c) Income

Table 83 presents the (i) percentage of households with incomes of up to 2 Minimum Wages (S,M,); (ii) percentage of people living in households with a per capita income below the poverty line[40]; (iii) average household income per capita; and (iv) GDP (Gross Domestic Product) per capita.

Table 83 – Information on Income

Region	Household w/ Income up to 2 SM	% Pop, Below Pov, Line	Average household Income per capita (R$)	GDP per capita(R$)
PIAUÍ	56%	24%	705.31	9,811
BRAZIL	**39%**	**13%**	**1,152.24**	**26,446**
NORTH	51%	22%	782.76	17,213
NORTHEAST	58%	20%	730.24	12,955

Sources: Households with income up to 2 S,M, → PNAD 2015, % Pop, Below Poverty Line and Average Household Income per capita☐IPEA / PNAD 2014; GDP per capita→Datasus / IBGE 2013.

Piauí has about 1/4 of its population classified as having income below the poverty line as well as 56% of the households have income up to 2 minimum wages. In relation to the average

[40] Equivalent to two times the line of extreme poverty. The Line of Poverty is based on an estimate of the value of a food basket with the minimum calories needed to adequately supply a person based on World Health Organization (WHO) recommendations.

income and GDP per capita, Piauí presents values below the regional and national comparative averages.

d) Violence

Table 84 shows the number of deaths per aggression per 100 thousand inhabitants registered in the year 2014. Note that the Piauí figure shows deaths equivalent to the national average and lower than the regional averages.

Table 84 – Information on Violence

Region	Death per Aggression
PIAUÍ	22.6
BRAZIL	**29.4**
NORTH	34.3
NORTHEAST	41.6

Source: Datasus/IBGE 2014.

APPENDIX B – Methodologies of Market Projection

This Appendix contains a detailed explanation of each methodology deployed in the market projection for Eletroacre.

a) Box & Jenkins

The methodology Box & Jenkins is deployed in stationary time series (y_t), that is, values that are continuous over the time. The series may be naturally stationary ($y_t = C + \epsilon_t$) or artificially stationary. Stationarity may be obtained through integrated models, i.e., from successive differences in the historical series of interest. The differences ($\Delta^k y_t$) may be applied k times until the series becomes stationary. In general, differencing is performed 1 or 2 times. Mathematically, this operation consists of subtracting the present value of the series from its past value, as in Equation 47.

Equation 47 - Stationary Series

$$\Delta y_t = y_t - y_{t-1} \; ou \; \Delta^2 y_t = \Delta(y_t - y_{t-1})$$

The formulation of Box & Jenkins methodology is carried out from self-regressive process of p order and rolling averages of order q, $ARMA_{(p,q)}$, , for series originally stationary or made stationary, through integrated models, ($ARIMA_{(p,d,q)}$). Series with seasonal behavior may be analyzed using models utilizing rolling averages.

Equation 48 - Seasonal Series

$$SARIMA_{(p,d,q)\times(P,D,Q)_s}$$

Where:

p indicates the number of orders of the self-regressive process;

d number of differences to obtain the stationary series;

q represents the number of orders of the process of rolling averages; and

s the seasonality period.

The capital letters represent the same meaning, being applied to the seasonal part of the series.

Following are presented some possibilities of models from this methodology.

Equation 49 - Box & Jenkins Methodology Models

$$y_t = \delta + \varphi_1 \Delta^d y_{t-1} + \varphi_2 \Delta^d y_{t-2} + \dots + \varphi_p \Delta^d y_{t-p} + \dots$$ Influence of the values passed in series

$$\dots \varepsilon_t + \theta_1 \varepsilon_{t-1} + \theta_2 \varepsilon_{t-2} + \dots + \theta_p \varepsilon_{t-q} +$$ Standard of movement around the avg

$$\dots + \Phi_1 \Delta^D y_{t-12} + \Phi_2 \Delta^D y_{t-24} + \dots + \Phi_P \Delta^D y_{t-12P} + \dots$$ Influence of passed sazonality

$$\dots + \Theta_1 \varepsilon_{t-12} + \Theta_2 \varepsilon_{t-24} + \dots + \Theta_Q \varepsilon_{t-12Q}$$ Interacion between the sazonality and mobile avg

It is also possible to add components that capture the trend and auxiliary variables assoicated with the historical series, the so-called SARIMAX models.

b) ETS (*Expoential Smothing*)

From this approach, known as State Space Models, it is possible to build models that capture the structure of trend, seasonality, and error of time series, which may be additive or multiplicative (and damped or not in both cases) forming a varied group of possibilities. The parameters of the model are obtained from 3 equations.

Equation 50 – ETS Model

$$l_t = \alpha P_t + (1-\alpha) Q_t$$
$$b_t = \beta R_t + (\phi - \beta) b_{t-1}$$
$$s_t = \gamma T_t + (1-\gamma) s_{t-m}$$

Where lt denotes the level of the series in time t, b_t indicates the trend in time t, and s_t corresponds to the seasonal component of the series in time t (where m denotes seasonality index in the year). The values of P_t, Q_t, R_t, and T_t vary according to the chosen model. But α, β, γ, and Φ are constants to be estimated to the prevision equations.

The ETS model includes the family of Exponential Models (Table 85) with the additional possibility of modeling the error component.

Table 85 – Family of Exponential Models

Trend Component	Seasonal Component		
	N (none)	A (additive)	M (multiplicative)
N (none)	N,N	N,A	N,M
A (additive)	A,N	A,A	A,M
Ad (smoothed additive)	Ad,N	Ad,A	Ad,M
M (multiplicative)	M,N	M,A	M,M
Md (smoothe multiplicative)	Md,N	Md,A	Md,M

Source: Adapted from http://robjhyndman,com/talks/RevolutionR/6-ETS,pdf,

Such models present some specific names, namely:

N,N: Simple exponential smoothing

A,N: Holt's linear method

Ad,N: Additive damped trend method

M,N: Exponential trend method

Md,N: Multiplicative damped trend method

A,A: Additive Holt-Winters' method

A,M: Multiplicative Holt-Winters' method

The State Space Models also enable the differentiated treatment of the error component, which may be additive or multiplicative, and which increases the variability of options for the projection of time series. The following are some models:

A,N,N: Simple exponential smoothing with additive errors

A,A,N: Holt's linear method with additive erros

A,A,A: Additive Holt-Winters' method with additive erros

A,Ad,N: Damped trend method with additive errors

M,A,N: Holt's linear method with multiplicative errors

M,A,M: Multiplicative Holt-Winters' method with multiplicative erros

c) Dynamic Models

The Dynamic Models of Linear Regression applied in time series, enable combining the use of auxiliary variables, components of trend, seasonality, and self-regressive parameters, to make predictions using Ordinary Least Squares (OLS). The time series y_t may be expressed by a constant β_0 plus a self-regressive part that depends on the dephased value of the series plus a coefficient multiplied by the auxiliary variable and added to the error term.

Equation 51 – Dynamic Model

$$y_t = \beta_0 + \varphi_1 y_{t-1} + \beta_0 x_t + \varepsilon_t$$

APPENDIX C - Selection of Models for Market Projections

     The selection of models to perform market projections was made from the selection of models that would present greater strength among the set of models estimated in each distributor and market. It should be noted that the historical series of consumption per class (MWh) presented very strange characteristics, especially due to the economic crisis experienced by Brazil, resulting in greater variability of the sets of data, structural and momentary breaks, modifying the standard and level of the series, diverging from historical standards previously experienced, and increasing the difficult of finding an ideal regression model to perform forecasts.

     The models were selected within the set of adjusted models considering: the most adequate methodology to be deployed; the use of transformations in the historical series; the need of use of auxiliary variables; the analysis of the information criteria; the analysis of the residuals; and the value of the need of change in the period of the observed historical series, in order to obtain more robust models.

     Statistical tests were used in the analysis of the residuals to check assumptions of non-correlation of errors, heteroskedasticity, and normality, namely: Ljung-Box, Durbin-Watson, Arch, and Jarque Bera tests. Additionally, the residuals of the models were analyzed, through serial autocorrelation graphs and histograms. In the cases of the statistical tests, the greater the p-value, the greater the evidence of non-violated assumptions. To fix a base value, the significance level of 1% was used (0.01).

     Considering all aspects presented, the purpose was to find the most robust forecast models within each market and class. Below are the p-value of the statistical tests carried out in each distributor and class of the final models used in the projections, which were elected as most adequate among the possibilities and specificities of each historical series.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	189

Table 86 – Statistical Indicators

Distributor	Class	Autocorrelation	Heteroscedasticity	Normality
AME	Residential	0.676	0.669	0.946
	Industrial	0.058	0.735	0.064
	Commercial	0.957	0.986	0.136
	Rural	0.418	0.46	0.001
	Public Entity	0.852	0.086	0.001
	Public Lighting	0.140	0.245	0.001
	Public Service	0.007	0.03	0.000001
	Self Consumption	0.34	0.514	0.557
Cepisa	Residential	0.748	0.178	0.54
	Industrial	0.929	0.0084	0.6287
	Commercial	0.629	0.268	0.369
	Rural	0.070	0.702	0.314
	Public Entity	0.121	0.911	0.224
	Public Lighting	0.999	0.960	0.0000001
	Public Service	0.921	0.345	0.0001
	Self Consumption	0.847	0.978	0.234
Cepisa	Residential	0.050	0.285	0.519
	Industrial	0.386	0.53	0.788
	Commercial	0.908	0.617	0.797
	Rural	0.503	0.667	0.06
	Public Entity	0.109	0.344	0.255
	Public Lighting	0.104	0.144	0.3
	Public Service	0.134	0.577	0.007
	Self Consumption	0.268	0.779	0.108
CEAL	Residential	0.307	0.661	0.739
	Industrial	0.002	0.141	0.019
	Commercial	0.977	0.623	0.3388
	Rural	0.735	0.983	0.0032
	Public Entity	0.503	0.548	0.003
	Public Lighting	0.603	0.997	0.0001
	Public Service	0.467	0.686	0.328
	Self Consumption	0.547	0.958	0.22
CERON	Residential	0.987	0.399	0.688
	Industrial	0.815	0.8343	0.010
	Commercial	0.081	0.701	0.646
	Rural	0.278	0.452	0.428
	Public Entity	0.007	0.361	0.386
	Public Lighting	0.607	0.992	0.00003
	Public Service	0.137	0.850	0.803
	Self Consumption	0.002	0.407	0.053
BOA VISTA	Residential	0.813	0.634	0.88
	Industrial	0.757	0.856	0.001
	Commercial	0.007	0.814	0.2329
	Rural	0.123	0.732	0.325
	Public Entity	0.289	0.942	0.00001
	Public Lighting	0.819	0.809	0.152
	Public Service	0.289	0.942	0.00002
	Self Consumption	0.953	0.998	0.000005

Source: Self Prepared.

APPENDIX D – Non Selected Alternative Models

As mentioned throughout the report, the construction of the models used for market projections started from the initial assumptions for each consumption class. In case the models resulting from such initial assumptions did not satisfy economic and/or statistical consistency criterias, alternative approaches were adopted.

For the residential class, the initial option was the construction of models using as an auxiliary variable the number of consumer units in the concession area. In situations where this variable was not significant or exhibited some other statistical inconsistency or if the projections were inconsistent with the economic and energy expectations for the concession area, the population variable was used.

In the case of Cepisa, the use of the variable consumer units resulted in residuals that are not suitable for forecasting. Thus, we chose models that used population as an auxiliary variable.

Table 87 – Residential Class: Cepisa

Class	Variables	Coefficient	P-value	Variables	Coefficient	P-value
Residential		Box & Jenkins			Box & Jenkins	
	Constant	-0.416	0.289	A R1	0.8168	0.0000
	A R1	0.5007	<0.001	MA 1	-0.5599	0.0243
	SA R1	0.5427	<0.001	SMA 1	-0.6133	0.0240
	Trend	0.0004	0.479	ln (UC Residential)	0.0319	0.0000
	ln (Population)	0.2133	<0.001			
	MAPE	3.04%		MAPE 4.43%		
	Autocorr.	Heteroc.	Norm.	Autocorr.	Heteroc.	Norm.
	0.05	0.285	0.519	3 E-16	0.0006	0.000009

Source: Self Prepared.

For the industrial class, the initial models were constructed using the auxiliary variable GDP, The initial model used the Box & Jenkins methodology. However, the model presented residuals that are not suitable for projections. Thus, a dynamic model was constructed, also using GDP as an auxiliary variable. In addition to presenting adequate residual, the model also resulted in a reduced MAPE.

Table 88 – Industrial Class: Cepisa

Industrial	Dynamic Model			Box & Jenkins		
	Constant	6.7834	0.002	AR1	0.38	0.021
	ln (GDP)	0.4792	0.116	ln (GDP)	1050.62	0.000
	Seas(2)	-0.0327	0.574	Aug/13	-3446.88	0.000
	Seas(3)	0.0265	0.652	Aug/12	-1321.35	0.001
	Seas(4)	0.0014	0.982			
	Seas(5)	0.0223	0.713			
	Seas(6)	0.013	0.826			
	Seas(7)	-0.0058	0.928			
	Seas(8)	0.1529	0.024			
	Seas(9)	0.0897	0.141			
	Seas(10)	-0.014	0.83			
	Seas(10)	0.0623	0.337			
	Seas(10)	0.0227	0.734			
	Aug/13	-1.2611	<0.001			
	Aug/12	-0.3392	<0.001			
	MAPE	0.63 %		MAPE	6.88 %	
	Autocorr.	Heteroc.	Norm.	Autocorr.	Heteroc.	Norm.
	0.386	0.53	0.788	0.856	0.543	0.0006

Source: Self Prepared.

For the commercial class, as the industrial one, the use of GDP was initially chosen as an auxiliary variable. The use of only the GDP variable generated a growth projection that was not consistent with expectations of the region's economic evolution (growth very close to 0% p.a.). For this reason, it was decided to test a model including in addition to GDP, the growth of consumer units or population. In the case of the population model, the residuals obtained were not adequate for projection, besides presenting a higher average of errors. Thus, the model with GDP and UC's was selected.

Table 89 – Commercial Class: Cepisa

Commercial	Box & Jenkins			Box & Jenkins			Box & Jenkins		
	Constant	-5E+ 07	< 0.001	AR1	-0.3287	0.0200	Constant	-6782082 12	0.0000
	AR1	0.5895	< 0.001	SAR1	0.8753	0.0000	ln(Population)	4493839 8	0.0000
	SAR1	0.4638	0.001	SMA1	-0.5459	0.0749	ln(GDP)	1035467	0.0021
	ln(UC Commercial)	4 E+ 06	< 0.001	ln(GDP)	852762	0.0742			
	ln(GDP)	491719	0.176						
	MAPE	2.86 %		MAPE	3.17 %		MAPE	4.63%	
	Autocor.	Heteroc.	Norm .	Autocor.	Heteroc.	Norm.	Autocor.	Heteroc.	Norm .
	0.908	0.617	0.797	0.812	0.314	0.81	0.0000004	0.303	0.0151

Source: Self Prepared.

Commercial
10%
8%
6%
4%
2%
0%
Growth (%)
2014
2016
2019
2022
2025
2028
2031
2034
2037
2040
2043
2046
GDP+UC
GDP
Source: Self Prepared.

For the rural class, the GDP or population was tested alternately depending on the characteristics of the class in the concession area (subsistence crops or larger agricultural crops with higher irrigating clients). For Cepisa, it was not possible statistically to estimate a model with rural population. Therefore, we opted for a model with GDP as auxiliary variable.

Table 90 – Rural Class: Cepisa

Rural	Box & Jenkins			Box & Jenkins		
	SA R1	-0.5917	<0.001	A R1	0.2591	0.0145
	Trend	0.1137	<0.001	SA R1	-0.5705	0.0000
	ln (GDP)	1.1333	0.243	Drift	0.2672	0.5736
				ln (Pop, Rural)	298.8624	0.7573
	MAPE	9.50 %		MAPE	-	
	Autocorr.	Heteroc.	Norm.	Autocorr.	Heteroc.	Norm.
	0.503	0.667	0.06	-	-	-

Source: Self Prepared.

For utilities and public authority classes, the use of auxiliary variables was evaluated: GDP or Population. In the case of Cepisa, the model for public authority with GDP resulted in low quality residuals while the population model resulted in projections that were inconsistent with historical data and expectations of economic growth in the region. Finally, we chose a univariate model based on state space. For the utilities class, the initial option was the use of population, However, this specification generated an estimation error. Thus we opted for the use of the evolution of the consumer units as an auxiliary variable.

Table 91 – Public Entity Class: Cepisa

Public Entities	ETS (M, Ad, M)		Box & Jenkins			Box & Jenkins		
	α	0.5000	AR1	0.6 04 0	0.0000	AR1	0.8294	0.0000
	β	0.0155	SAR1	0.3 7 53	0.0000	SAR1	0.3908	0.0000
	γ	0.0001	SAR2	0.3 9 9 9	0.0000	SAR2	0.3571531	0.0004
			Constant	-4 9. 47 51	0.0000	Constant	4 .3752412	0
			ln(Population)	3.6 4 3 5	#####	ln (GDP)	0.1018527	0.0583
	MAPE	4 .06 %	MAPE	4 .4 9 %		MAPE	4 .6 7 %	
	Autocor.	Heteroc.	Norm.	Autocor.	Heteroc.	Norm. 0,3	Autocor.	Heteroc.	Norm.
	0.1 09	0.3 4 4	0.2 55	0.304	0.886	0.007	0.09 1	0.6 3 1	0.2 55

Source: Self Prepared.

Public Entity
25%
20%
15%
10%
5%
0%
-5%
-10%
Growth (%)
2012
2014
2017
2020
2023
2026
2029
2032
2035
2038
2041
2044
2047
Univariate
Population

Source: Self Prepared.

Table 92 – Public Services Class: Cepisa

Utilities	Box & Jenkins			Box & Jenkins		
	Constant	40014950.6	0.00000	Constant	########## *	
	A R1	0.7564	0.00000	Ja n /2 0 1 0	1 2 2 4 4 2 2 4 5	0.0000
	Trend	444867.125	0.00000	Sep/ 0 1 2	5 9 2 1 9 5 4 2	0.0000
	Ja n /2 0 1 0	124839132	0.00000	ln (Population)	1 6 5 3 5 1 1 5 9 3 *	
	Sep/ 0 1 2	40253851.5	0.00000			
	UC Utilities	2007.233	0.23000			
	MA PE	3 . 0 4 %		MA PE	-	
	Autocorr.	Heteroc.	Norm.	Autocorr.	Heteroc.	Norm.
	0.134	0.577	0.007	-	-	-

Source: Self Prepared.

It should be noted that markets for Public Lighting and Own Consumption classes were projected by univariate models so they are omitted from the evaluation because there was no use of auxiliary variables.

SUMMARY OF RESULTS

Regression statistics	
R Multiple	0.638263841
R-Squared	0.407380731
Adjusted R-squared	0.394497703
Standard error	1.219831217
Notes	48

ANOVA

	gl	SQ	MQ	F	Sig. F
Regression	1	47.0524273	47.0524273	31.62150573	1.05857E-06
Waste	46	68.44745706	1.487988197		
Total	47	115.4998844			

	Coef	Stand Error	Stat t	P value	95% Inf	95% Sup
Intersction	-0.315017873	0.325847728	-0.966764061	0.338717527	-0.97091533	0.340879585
DEC	-0.114782523	0.02041195	-5.623300252	1.05857E-06	-0.155869647	-0.073695399

Summary of Results

Regression statistcs	
Multiple R	0.611979409
R Square	0.374518797
Adjusted R Square	0.362254459
Standard Error	1.327690897
Observations	53

ANOVA

	df	SS	MS	F	Significance F
Regression	1	53.82988942	53.82988942	30.53722244	1.12195E-06
Residual	51	89.90091898	1.762763117		
Total	52	143.7308084			

	Coefficients	Standard Error	t Stat	P-value	Lower 95%	Upper 95%
Intercept	-0.385968017	0.297371972	-1.297930048	0.200150941	-0.982967162	0.211031127
FEC	-0.103804748	0.018784622	-5.526049442	1.12195E-06	-0.141516449	-0.066093046

Source: Self Prepared.

APPENDIX F – Concepts and Methods of BRR Valuation

     In relation to the methods of BRR valuation, there are four main approaches used by the regulators in Brazil and in other countries: (i) the economic or market value; (ii) the replacement cost; (iii) the combination between the economic and replacement methods, resulting in a hybrid approach; and (iv) valuation based on comparison of BRR with similar companies.

Methods Based on the Economic or Market Value

     The methods based on the economic value, also called market value, aim at determining the price the investors would be willing to pay for the company or, in other words, the capacity of the company’s assets to generate wealth.

The economic value of the assets may be estimated from three methodologies: i. Auction Bid: corresponds to the minimum bid value of the sale auction or to the winning bid. Only applicable in the cases where there is a bidding process of sale of the assets, as in the case of privatizations. Its value shall coincide with the net present value of the expected cash flow from the point of view of the winner of the auction or the minimum bidder. This method was used by ARSESP (Regulatory Agency of Sanitation and Energy of the State of São Paulo) in the definition of the value of BRR of COMGÁS (Companhia de Gás de São Paulo) [10] ii. Net Present Value (VPL): defined as the sum of the present values of the estimated flows of expenses, taxes, investments, and revenues of the company, calculated with a discount rate (Weighted Average Cost of Capital - WACC). Its preparation requires several assumptions to the projections of the different components of costs and expenses of the regulated company. iii. Share Value: it consists of the value estimated by the quotation of the company’s shares negotiated on a stock exchange. Although it is a simple parameter, it only represents part of the company’s value: the business value under the point of view of the shareholder. Therefore, it excludes the debt value, which is added in separately. This method was used by the electric power and channeled gas and sanitation Regulators of the United Kingdom, OFGEM (Office of Gas and Electricity Markets) and OFWAT (Water Services Regulation Authority), respectively.

Methods Based on the Replacement Cost

     The replacement cost method is focused on the physical, taking into account the valuation of existing assets or the design of the optimum configuration of the infrastructure. Therefore, these methods are different from the economic value, which focuses on the value itself.

There are four main methodologies to estimate the replacement cost: i. Historical Corrected Costs (Current Cost Valuation – CCV): it involves the adoption of the original acquisition price (from the accounting records), depreciated based on the service life and updated by monetary indicator (sector or general). The updating of the book value is required when, as occurs in Brazil, the accounting

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	196

     standards do not allow the indexation of the acquisition value of fixed assets. This method is adopted in the regulation of sanitation in Colombia and of Melbourne Water in Australia. It is also used in the regulation of the services of electric power distribution and transmission in Norway and The Netherlands. In the Netherlands, this method is also applied to the regulation of natural gas. ii. Depreciated Replacement Cost (DRC): consists of the cost of replacing each asset with a new one that performs the same services and that has the same capacity as the existing asset, replacing it in identical conditions—that is, without considering technological innovations. Additionally, the depreciation is discounted, representing a deduction for the physical deterioration of the asset and its obsolescence. This method is used in the regulation of some sanitation companies of Australia such as the South East Queensland Water and Hobart Water. iii. Depreciated Optimized Replacement Cost (DORC): this measures the current cost of replacing each asset, taking into account the remaining service life and the best technological and economical options existing. It involves the adaptation of the assets to the demand (such as, for example, using use indexes), the revaluation of the assets to the price of new and the consideration of their accumulated depreciation according to the service life elapsed. Such method is used by ARSESP in the regulation of sanitation to SABESP (Companhia de Saneamento Básico do Estado de São Paulo) and by ANEEL in the electric power distribution [10]. iv. New Replacement Cost – VNR (Gross Optimized Replacement Cost –GORC): this is the result of an optimization process of bottom-up engineering and economic parameters. It does not take into consideration the age of the assets, but simulates the assets that would be operated by a new hypothetical and efficient provider, with current costs and technologies. This method, also called Reference Company, is applied in Chile, either in the regulation of electric power distribution or sanitation. It was also applied by ADASA (Agência Reguladora de Águas, Energia e Saneamento do Distrito Federal - Regulatory Agency of Water, Energy, and Sanitation of Distrito Federal) in the regulation of the sanitation services provided by CAESB (Companhia de Saneamento Ambiental do Distrito Federal). In the case of CAESB, the Regulator aimed at respecting the technological history of the investments made [10].

Hybrid Methods

     The hybrid methods correspond to combinations between the methods of economic value and replacement cost. Their use has combined pros and cons of both methods. There are two main approaches: i. Optimised Deprival Value (ODV): this consists of the lowest value between the economic value and the replacement cost. Such method is used by the Commerce Commission in regulation of the services of electric power distribution and transmission in New Zealand [11].

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	197

ii. Rolling Forward: this represents the shielding of the initial base, defined from any of the methods previously detailed, and subsequent update of the shielded values until the date of each tariff revision, taking into consideration the monetary indexing, the deduction of the write-offs, the depreciation, and the additions (whose methods may be different from those used for the initial base). This method converts the initial asset into a kind of financial asset. Once incorporated to the BRR, the price of the asset is not reassessed again nor is technological change incorporated.

This method is used by ANEEL in the valuation of the BRR of the electric power distributors in Brazil.

Comparison Value Method

     This method is determined from the values associated to the BRR of similar companies with a sample of comparable assets. To its calculation, it is required the establishment of a benchmarking and the gathering of the values defined to the BRR of other companies.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	198

APPENDIX G – Company's Debt Overview

Contract	Blance as of 31/12/2016	Creditor	Debt Class	Payments System	Principal payments frequency	Interest payments frequency	Grace Period From 12/31/2016	Interest captalization during grace period	Interest rate index	ARM margin	Installments 31/12/2016
439452-51/2014	50,749,462	CEF	CEF	CAM	Bullet	Monthly	-	Yes	-	7.00%	116
Discount Bonus	4,457,707	BB Morgan	Other Banks	CAM	bullet	Half Yearly	88 months	No	Libor 6M	1.01%	1
Other Bonus	6,388,524	BB Morgan	Other Banks	CAM	bullet	Half Yearly	88 months	No	-	0.20%	1
ECF 1519-1998	837,953	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	6.00%	31
ECF 1930-1999	12,636,382	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	172
ECF 1955-1999	2,373,024	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	6.00%	133
ECF 1956-1999	2,449,072	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	133
ECF 2008-2000	702,973	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	128
ECF 2009-2000	23,641,777	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	155
ECF 2010-2000	19,090,386	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	102
ECF 2016-2000	41,506,657	Eletrobrás	RGR	Price	Monthly	Monthly	-	No	-	8.30%	152
ECF 2017-2000	19,909,895	Eletrobrás	RGR	Price	Monthly	Monthly	-	No	-	10.00%	n.d.
ECF 2019-2000	923,277	Eletrobrás	RGR	Price	Monthly	Monthly	-	No	-	7.50%	108
ECF 2020-2000	281,968	Eletrobrás	RGR	Price	Monthly	Monthly	-	No	-	10.00%	n.d.
ECF 2088-2001	5,824,322	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	102
ECF 2119-2001	4,872,537	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	6.00%	63
ECF 2130-2002	4,785,013	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	94
ECF 2191-2002	399,540	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	34
ECF 2328-2004	1,164,176	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	n.d.
ECF 2479-2005	16,244,761	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	n.d.
ECF 2536-2005	3,123,331	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	n.d.
ECF 2575-2006	180,437	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	n.d.
ECF 2577-2006	1,811,087	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	n.d.
ECF 2578-2006	975,018	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	n.d.
ECF 2616-2007	3,286,361	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8.00%	n.d.
ECF 2634-2007	244,524	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8.00%	n.d.
ECF 2636-2007	493,502	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8.00%	n.d.
ECF 2640-2007	1,319,034	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8.00%	n.d.
ECF 2643-2007	392,907	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8.00%	n.d.
ECF 2659-2007	5,376,253	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8.00%	n.d.
ECF 2660-2007	1,757,967	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8.00%	n.d.
ECF 2711-2008	4,389,611	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8.00%	n.d.
ECF 2784-2009	33,751,518	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8.00%	n.d.

Contract	Blance as of 31/12/2016	Creditor	Debt Class	Payments System	Principal payments frequency	Interest payments frequency	Grace Period From 12/31/2016	Interest captalization during grace period	Interest rate index	ARM margin	Installments 31/12/2016
ECF 2802-2010	4.582.437	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8,00%	19
ECF 2819-2010	6.160.452	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8,00%	19
ECF 2834-2010	13.593.188	Eletrobrás	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	8,50%	27
ECF 2868-2010	12.214.364	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8,00%	18
ECF 2886-2010	4.501.632	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8,00%	31
ECF 2906-2010	122.966.295	Eletrobrás	BM	CAM	Monthly	Monthly	18 months	No	BIRD Cost	5,70%	113
ECF 2916-2011	16.000.836	Eletrobrás	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	8,50%	33
ECF 2920-2011	5.041.735	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8,00%	25
ECF 2938-2011	14.312.211	Eletrobrás	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	8,50%	33
ECF 2960-2011	63.055.341	Eletrobrás	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	8,50%	33
ECF 2965-2011	1.467.914	Eletrobrás	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	8,50%	12
ECF 2988-2012	21.307.943	Eletrobrás	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	8,50%	48
ECF 2989-2012	15.355.885	Eletrobrás	RGR	CAM	Monthly	Monthly	-	No	-	8,00%	37
ECF 3013-2012	1.252.222	Eletrobrás	RO	CAM	Monthly	Monthly	-	No	SELIC	8,50%	20
ECF 3026-2012	90.379.137	Eletrobrás	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	8,50%	41
ECF 3052-2013	7.960.231	Eletrobrás	RO	CAM	Monthly	Monthly	-	Yes	SELIC	8,50%	12
ECF 3054-2013	13.683.840	Eletrobrás	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	8,50%	13
ECF 3067-2013	30.563.827	Eletrobrás	RO	CAM	Monthly	Monthly	-	Yes	SELIC	8,50%	17
ECF 3074-2013	9.633.879	Eletrobrás	RO	CAM	Monthly	Monthly	-	Yes	SELIC	8,50%	16
ECF 3075-2013	7.529.442	Eletrobrás	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	8,50%	71
ECF 3090-2013	5.606.049	Eletrobrás	RO	CAM	Monthly	Monthly	-	Yes	SELIC	8,50%	14
ECF 3092-2013	6.300.218	Eletrobrás	RO	CAM	Monthly	Monthly	-	Yes	SELIC	8,50%	14
ECF 3097-2013	105.240.617	Eletrobrás	RO	CAM	Monthly	Monthly	-	Yes	SELIC	8,50%	14
ECF 3103-2013	72.111.094	Eletrobrás	RO	CAM	Monthly	Monthly	-	Yes	SELIC	8,50%	12
ECF 3109-2013	18.537.911	Eletrobrás	RO	CAM	Monthly	Monthly	-	Yes	SELIC	8,50%	11
ECF 3122-2014	3.456.215	Eletrobrás	RO	CAM	Monthly	Monthly	-	Yes	SELIC	8,50%	10
ECFS 012-2004	1.070.108	Eletrobras	RGR	CAM	Monthly	Monthly	-	-	-	7,00%	59
ECFS 090-2005	18.971.387	Eletrobras	RGR	CAM	Monthly	Monthly	-	-	-	7,00%	59
RES 510-2015	114.358.207	Eletrobras	RO	CAM	Monthly	Monthly	-	-	CDI	120,00%	n.d.
RES 657-2016	167.670.784	Eletrobras	RGR	Price	Monthly	Monthly	n.d.	Yes	SELIC	111,50%	36
RES 751-2014	430.001.620	Eletrobrás	RO	CAM	Monthly	Monthly	12 months	Yes	CDI	120,00%	60

June 2017

Privatization of Eletrobras System Distributors

Product 7 - Cepisa Technical-Operational Evaluation Report

Mais Energia B Consortium

To

National Bank for Economic and Social Development ("BNDES") Av. República do Chile, 100 Rio de Janeiro - RJ

C/O: Ms. Lidiane Delesderrier Gonçalves - OCS 028/2017 Agreement Manager June 2017 Dear Sirs,

According to our service agreement OCS 028/2017 ("Agreement") executed between BNDES and the Mais Energia B Consortium ("Consortium") on 2/14/2017, we present the result of our work carried out in the context of Privatization of Eletrobrás System Distributors.

The result of our work is detailed in this document "Product 07: CEPISA Technical-Operational Evaluation Report ("Report"), dated June 2017.

Our work was developed solely for the purpose of advising the BNDES, as those responsible for executing and monitoring the process of privatization of utility companies by Decree 8,893, in CEPISA's evaluation, in accordance with the Agreement, and was based on information provided by CEPISA's management and on the premise that this information is true and complete. This information was not subject to testing or verification, except where expressly stated within the scope of our work.

In case the Report is to be accessed by third parties, it must be made available in full, so that the applicable safeguards and limitations are known.

Regards,

Siglasul Consultoria Ltda., as member of the Consortium

___________________________

__________________________ Luis Fernando Alvarez Leonardo Campos Filho

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	1
This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary
1.		Executive summary		5
2.	Company operational characterization and diagnosis			7
	2.1.	Characterization of the company's area of activity		7
	2.2.	Geoelectric Characterization of the Concession		16
	2.3.	Utility's Consumer Market Analysis		19
	2.4.	Operating Indicators		25
	2.5.	Energy Purchase and Sale Indicators		33
	2.6.	Asset Conditions		37
	2.7.	Critical points observed during the field visit and challenges for new utilities		38
3.	Five-Year Investment Plan ("PIQ")			40
4.	References			44
APPENDIX A - Socioeconomic Characterization of the Concession Area				45
APPENDIX B - Consumer Market				48
APPENDIX C - Attendance to Emergency Occurrences				49

Figures
Figure 1 - State of Piauí (capital highlighted)				9
Figure 2 - Federal and State Highways of Piauí				12
Figure 3 - Cumulative total precipitation for the Brazilian states				15
Figure 4 - Average temperatures observed for the Brazilian states				15
Figure 5 - National Interconnected System				16
Figure 6 - Basic grid of Piauí: current configuration and expansions				17
Figure 7 - Map of the state of Piauí with transmission and distribution lines (May 2015)				18
Figure 8 - Rate Groups and Categories				48

Graphs
Graph 1 - Total Road Density (km/km²)				11
Graph 2 - Percentage of Existing and Planned Roads in 2015				12
Graph 3 - DEC Determined Indicator and Limits				26
Graph 4 - FEC Determined Indicator and Limits				26
Graph 5 - Number of Sets that violated their 2016 limits and UC Representation				27
Graph 6 - Histogram of the Cepisa sets: 2016 DEC				28
Graph 7 - Histogram of the Cepisa NUC: 2016 DEC				28
Graph 8 - Histogram of the Cepisa sets: 2016 FEC				28
Graph 9 - Histogram of the Cepisa NUC: 2016 FEC				29
G
	PwC | Loeser e Portela Advogados | Siglasul		Prepared for BNDES	2

raph 10 - Evolution of the product quality indicator (DRCE)		30
Graph 11 - Evolution of the product quality indicator (DRPE)		30
Graph 12 - Regulatory Technical Losses for Injected Energy		31
Graph 13 - Comparison between Real Non-Technical and Regulatory Losses for the BT Market		33
Graph 14 - Evolution of Base Energy, Bilateral and CCEAR and the percentage of Required Energy recognized by the Energy
Rate.		36
Graph 15 - Mean Times of Service of Emergency Occurrences		49
Graph 16 - Evolution of the Number of Emergency Occurrences with Electric Power Outage Versus the Total		50

Tables
Table 1 - Five-year investment plan - Base Scenario		7
Table 2 - Five-year investment plan - Alternative Scenario		7
Table 3 - Piauí Road Indicators		13
Table 4 - Climatic Characteristics of the state of Piauí		14
Table 5 - Evolution of the Number of Consumers by Voltage Level		19
Table 6 - Market Evolution by Voltage Level		20
Table 7 - Evolution of Revenue by Voltage Level		21
Table 8 – NUC Evolution by Rate Class		21
Table 9 – Market Evolution by Rate Class		22
Table 10 - Evolution of the Medium Market by Rate Class		22
Table 11 - Revenue Evolution by Rate Class		23
Table 12 - Number of Consumers, Market and Revenue by Voltage Level		23
Table 13 - Number of Consumers and Revenue per Rate Class		24
Table 14 - Compensations for Breach of Quality of Service Indicators		25
Table 15 - Compensations for Breach of Product Quality Indicators		30
Table 16 - Results of Regulated Required Energy (MWh) from 2012 to 2016.		35
Table 17 - Results of Contracted Energy (MWh) from 2012 to 2016		35
Table 18 - Investments in progress in the year 2017 by Type of Project		41
Table 19 - Base Scenario: Projection of Five-Year Investments (Detailed Resources by Type of Project)		42
Table 20 - SEs and LD with anticipated investments for 2022 in the drafting of the Five-Year Plan		43
Table 21 - Alternative Scenario: Projection of Five-Year Investment (Resources by Type of Project)		43
Table 22 - Demographic Information, Level of Education and Unemployment Rates		45
Table 23 - Service Access Information		46
Table 24 - Income Information		46
Table 25 - Information on Violence		47

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	3

Charts
Chart 1 - Socioeconomic characterization of the state of Piauí		10
Chart 2 - Overview of the Brazilian Rate Structure		48

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	4

1. Executive summary

     This report aims to fulfill item "4.2.5 - Technical-Operational Evaluation of Eletrobras Group Companies", of the "Invitation to Bid" regarding the "AARH Electronic Bidding #51/2016 - of the National Bank for Economic and Social Development (BNDES)" for Centrais Elétricas do Piauí S.A. (hereinafter referred to as Cepisa for the purposes of this report).

     In this document - and in its Appendices - all aspects related to the Invitation to Bid are presented, as described below: (i) operational characterization and diagnosis of the company, identifying the operational challenges in the distributor's concession area, including the current operational indicators; (ii) conditions of assets, services and investments in progress, based on field visits, assessing the most critical points in the concession; and, (iii) investment plan for the next 5 years, with scenarios that envisage the proper operation of the distributor.

     Cepisa's concession area, with a range of over 250,000 km², is located in the state of Piauí, in the Northeastern region of Brazil. The state borders the states of Ceará and Pernambuco to the east; Bahia to the south and southeast; Tocantins to the southwest, and Maranhão to the west. With a population of 3.2 million, the state is the second most populous in the Northeast. In its capital only (Teresina), more than 250 thousand people are concentrated [1]. Piauí is a state characterized by having a high percentage of people living in rural areas (33%), and has an illiteracy rate about 2 times higher than the national average. In addition, the state still lacks infrastructure services: according to data from the 2015 PNAD, the state had the highest rate of households without garbage collection in Brazil (31%). With respect to income, according to IPEA/IBGE data for 2014, the state had the lowest GDP per capita in Brazil (BRL 9,811.00) and average household income below the national average (BRL 705.31 for the state of Piauí, versus BRL 782.76 for the North Region and BRL 730.24 for the Northeast Region). These facts influence the high percentage of families having per capita income below the poverty line (24%).

     With a moderately high annual average temperature which varies between 25 °C and 40 °C, the state of Piauí is characterized by a low rainfall index and rainfall intensity, despite presenting a considerable keraunic level. The winds are higher than the Brazilian average, but below the average in the Northeast of Brazil.

     By analyzing the road infrastructure, we conclude that the state of Piauí has a low road density, and its highways are in a poor situation (only 13% of the total state roads are paved, the majority of which are state roads). Almost all municipal roads are not paved. These facts make commuting difficult within municipal boundaries and between cities.

     Regarding the consumer market, Cepisa has its market represented by consumers allocated at the High, Medium and Low Voltage levels ("AT", "MT" and "BT", respectively), the latter being more expressive with respect to the number of consumers (99.8%), market (72.1%) and revenue (79.9%), according to 2016 data. Captive MT users are responsible for about 20% of the market and 17% of revenue. AT's four (4) customers account for 3.2% of the market and only 2.0% of the company's revenue. Noteworthy is the growth of the BT segment in the period between 2012 and 2016 (6% p.a..), which mainly includes the Residential class, with participation of 87.9% of consumers and 53% of Cepisa's revenue.

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     By evaluating operational indicators of service delivery, we identified that the company presented a violation of the regulatory limits for the collective indicators of continuity ("DEC" and "FEC") in the period between 2012 and 2016. Despite the violation, the values are close to the target (15% higher with respect to DEC and 17% with respect to FEC, on average) and show improvement over the years. However, the average total time of fulfillment of emergencies is high, around 7.2 hours.

     It should be noted that the level of energy losses in the Cepisa system is high, especially with respect to the commercial aspect (Non-Technical Losses, "PNT"). In 2016, this level was equivalent to 37% of the Company's low voltage market, while the regulatory goal for the year was equivalent to 14%.

     Regarding the distributor's electrical system, AT lines and towers were observed to be in a good state of preservation and in good construction and use conditions, where the easement strips under the Transmission Lines ("LTs") are maintained clean and without large-sized afforestation. The operating conditions of LTs are generally preserved. However, the same cannot be said of inspected substations ("SEs"), since even in newer SEs there are assets lacking preventive/predictive maintenance. In addition, of the total of 86 SEs of the company, only 24 are controlled remotely. Such facts lead to operating difficulties, greatly increasing the duration of stoppages.

     The MT distribution grid, despite differing according to each region of the state, is reasonably well cared for. Poles are level and new construction standards use protected grids, thus increasing system reliability and reducing losses. Unlike the metropolitan region of Teresina, the MT/BT transformers in rural areas do not have adequate protection (circuit breakers and surge arresters installed), and require improvements. Although this is an OPEX action, we emphasize that the plan for tree pruning and land clearing in the easement strips need improvement actions.

     For correcting Cepisa's operating conditions, while observing both commercial and technical aspects, a Five-Year Investment Plan ("PIQ") is an integral part of this report, which prioritizes, for the first five years, investments related to the expansion and strengthening of the company's distribution system, as well as resources needed to fight losses and renew assets.

     The main sources of information for the PIQ are the "Electricity System Expansion Plan (2017-2026 horizon)", the "Distribution Development Plan ("PDD") for the year 2017" (although provisional1), the "2015 Results Plan for Improvement of the Distribution Services" and the "2017 Plan for Temporary Rendering of the Electricity Distribution Service", all of which were prepared by Cepisa, among other bibliographic references listed in Chapter 3 - Five-Year Investment Plan ("PIQ").

1 At the time of drafting this report, the 2017 PDD had not yet been delivered to ANEEL.
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The PIQ has two investment scenarios (called the "Base Scenario" and the "Alternative Scenario") that differ in the time allocation of certain investments, where the Alternative Scenario occurs in the most opportune time for rate recognition when carrying out the rate revision[2] (2023[3]), and also foresees investments that are not included in the Base Scenario.

The investments were, in their total amounts, defined as shown in Table 1 (Base Scenario) and Table 2 (Alternative Scenario)[4]. BRL 1.388 billion in investments is required in the next five (5) years (according to the Base Scenario), or BRL 1.412 billion, according to the Alternative Scenario.

Table 1 - Five-year investment plan - Base Scenario

Scenario/ Year	2018	2019	2020	2021	2022	Period Total
Base Scenario	BRL 269,801,496	BRL 315,169,288	BRL 311,951,537	BRL 286,460,815	BRL 204,950,432	BRL 1,388,333,568

Table 2 - Five-year investment plan - Alternative Scenario

Scenario/ Year	2018	2019	2020	2021	2022	Period Total
Alternative Scenario	BRL 269,801,496	BRL 315,169,288	BRL 311,951,537	BRL 286,460,815	BRL 228,681,140	BRL 1,412,064,276

In the following items (and in its Appendices), all the aspects discussed in the executive summary shall be detailed.

2. Company operational characterization and diagnosis

2.1. Characterization of the company's area of activity

In this chapter, we will discuss the characterization of Cepisa's concession area, as well as make a brief operational diagnosis of the company.

Firstly, we will make a brief description of the company's area of activity (by providing information about its history, socioeconomic, road infrastructure and climate indicators) in order to subsequently carry out the Company's electrical characterization (assessing the level of interconnection to the SIN and constructive standards of the electricity distribution grids).

Next, we will analyze the company's consumer market by detailing information of both consumption broken down by voltage level and by rate class and of billing according to the type of

[2] It should be noted that, possibly, there will be a rate revision in 2019, however, it was not taken into account in the simulations

[3] In this case, it was assumed that the company will have its privatization process finalized in 2018, having, therefore, an RTP in the year 2023.

[4] The financial amounts of projected five-year investments presented in this Report are in real currency at April 2017 prices.

user. Subsequently, we will cover the main operating indicators regarding: (i) quality of service; (ii) product quality; (iii) attendance to emergencies; and (iv) power losses, in addition to evaluating energy purchase and sale indicators.

     Also in this chapter we will analyze the conditions of the assets observed in the visits made in the field, highlighting critical points and main challenges for a new utility.

2.1.1. Brief History

     From the construction of the first plant (1914) until the 1960s, Piauí provided only precarious and isolated power generation and distribution centers through thermoelectric power plants using firewood or diesel oil, with energy supply limited to urban areas and for a few hours at night. In the capital (Teresina), supply was made by the Instituto de Águas e Energia Elétrica (IAEE), while the municipalities were responsible for rural areas within the state. Distribution grids, which used wooden poles, showed large voltage drops and frequent disconnections [2].

     In August 1962, Cepisa was incorporated as a joint-stock company under the corporate name of Centrais Elétricas do Piauí S.A., which began the development of an integrated electricity generation, transmission and distribution system in the late 60's [3].

     In 1970, the Boa Esperança Hydroelectric Power Plant, built by COHEBE (Companhia Hidrelétrica de Boa Esperança), started operating and the state began to have enough energy to create conditions for the implementation of energy-intensive economic activities. In the same year, Cepisa incorporated the holdings of Companhia de Eletrificação do Nordeste (CERNE) and Companhia Luz e Força da Parnaíba (CLFP), and became the only electricity distribution utility in Piauí.

     Starting in 1973, the Distributor began to gain strength in the electric power market, and developed an Electrification Plan for the state of Piauí, connecting the system with Boa Esperança's generation, in addition to constructing two large 69/13,8 kV substations in Teresina, and the 69-kV transmission ring connected to the CHESF substation.

     In 1987, State Law #4,126 changed Cepisa's corporate name to Companhia Energética do Piauí and expanded its scope of action within the energy market. After 10 years, when it was authorized by State Law #4,868, the Executive Branch began, on December 19, 1996, the process of disposing state-owned shares that were part of Cepisa's capital stock. In a first phase, Eletrobras increased its shareholding in the company to 48.86% of the common stock and assumed, on January 13, 1997, the management of Cepisa in a manner shared with the State Government. In the same year, on October 20, Eletrobras acquired Cepisa's shareholding control, that is, 98.8% of the shares, assuming the commitment to prepare the company for the privatization process.

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Finally, in July 2016, the Eletrobras group decided against renewing the concessions of electric power distributors in the North and Northeast regions under its control, including Cepisa. On August 3, 2016, through Ordinance #423/2016, the MME has designated Cepisa as responsible for providing the public electricity distribution service with a view to ensuring continuity of service until December 31, 2017 or until the assumption by a new utility, whichever occurs first.

2.1.2. Description of the Area of Activity

The state of Piauí is located in the northeast of the Northeast Region and borders five federative units, Ceará and Pernambuco to the east, Bahia to the south and southeast, Tocantins to the southwest and Maranhão to the west. Altogether, the state of Piauí has an area of 251,612 km², subdivided into 224 municipalities (Figure 1) and where more than 3.2 million people live, wherein the capital Teresina concentrates 27% of the inhabitants, i.e., approximately 847 thousand people.

Teresina

Figure 1 - State of Piauí (capital highlighted).

The region of Piauí began to be settled by European settlers in the seventeenth century, from its countryside, at a time when the herdsmen, who came mainly from Bahia, came in search of new pastures for the dairy herds. In 1718, the territory, until then belonging to Bahia, became part of Maranhão. In 1811, prince Dom João, five years before being crowned king of Portugal, elevated Piauí to the category of independent captaincy [4].

Piauí's terrain covers coastal and alluvial plains in the bands covering the banks of the Parnaíba river and its affluents that pervades the central-north part of the state. Along the borders with Ceará, Pernambuco and Bahia, on the Ibiapaba and Araripe plains to the east, and Tabatinga and Mangabeira to the south, are the highest altitudes of the region, located at around nine hundred meters of altitude. Among these elevated areas and the course of the rivers that pervade the state, such as Gurgueia, Fidalgo and Parnaíba, there are tabular formations outlined by steep cliffs resulting from the erosive waters [4].

The main socioeconomic characteristics of the state, as well as aspects of infrastructure and climate, in addition to the level of interconnection of Cepisa's electrical system to the National Interconnected System ("SIN") and distribution grid standards are described below.

2.1.3. Socioeconomic Characterization

Chart 1 shows the summary of the socioeconomic characterization of Cepisa's concession area.

Chart 1 - Socioeconomic characterization of the state of Piauí

The state of Piauí is characterized by:

I. Municipalities: 224
II. Inhabitants per km^2 (density): 12.75
II. Population located in rural areas in 2015: 33%
II. Population that was illiterate in 2015: 18%
II. Households that had no garbage collection in 2015: 31%
II. Urban households that had no water supply through networks in 2015: 2%
II. Urban households that had no sanitary sewage networks/septic tanks in 2015: 3%
II. Rural households that had no electric lighting in 2015: 5%
III. Unemployment Rate: 6%
III. Population that inhabited households with per capita household income below the poverty line in 2014: 24%
III. Average per capita Household Income in 2014 (for Brazil, this amount is BRL 1152.24): BRL 705.31
IV. GDP per capita: BRL 9,811
IV. Deaths per 100 thousand inhabitants in 2014 (Brazilian average: 29.37): 22.58

Sources: i. IBGE[5]; ii. PNAD[6] 2015; iii. IPEA[7]/IBGE 2014; iv. DATASUS[8]/IBGE.

[5] Brazilian Institute of Geography and Statistics (IBGE).
[6] National Household Sample Survey (PNAD).
[7] Institute of Applied Economic Research (IPEA).
[8] Department of Computing of the Unified Health System (DATASUS).

Appendix A illustrates the comparisons of the indicators analyzed in relation to the national and north and northeast region averages.

2.1.4. Characterization of Road Infrastructure

The National Department of Transportation Infrastructure ("DNIT") is the main executing agency of the Ministry of Transportation. It was implemented in February 2002 to perform the roles related to the construction, maintenance and operation of the infrastructure of the segments of the Federal Highway System under direct administration of the Union in the modalities of road, rail and waterway. The analysis and conclusions contained in this section are based on information provided by DNIT in the 2015 annual summary of the National Road System.

Graph 1 - Total Road Density (km/km²) contemplates the total road density by taking into account the planned and existing regions of Brazil, specifying the data for the North and Northeast states. As shown, the state of Piauí presents a low density of roads: only 110 meters of highways per square kilometer of geographic area.

Graph 1 - Total Road Density (km/km²)

0,80
0,70
0,60
0,50
0,40
0,30
0,20
0,10
0,00
0,01
0,03
0,04
0,05
0,06
0,11
0,14
0,17
0,25
0,25
0,26
0,36
0,46
0,53
0,54
0,62
0,13
0,58
0,69
CENTER-WEST
SOUTHEAST
NORTH
NORTHEAST

Source: DNIT, 2015.

Graph 2 illustrates the composition between existing and planned Piauí roads. We conclude that the state does not show great prospects for expansions in its road system, since only 7% of the total of roads were in the planning phase.

7%
93%
Planned
Existing

Source: DNIT, 2015.

Figure 2 shows the federal roads (in red) for the year 2016, and the state roads (in blue) for the year 2013 for the state of Piauí. The analysis of the Piauí road network allows to conclude that there is a greater concentration of state roads in the areas closest to the capital Teresina and to the municipalities Floriano, Esperantina and Parnaíba. These municipalities are in the top 10 most populous municipalities in the state of Piauí. Regarding federal highways, these have a good distribution throughout the territory of the state, and no concentration was noticed in specific areas.

Highways:
State
Federal

Figure 2 - Federal and State Highways of Piauí

Source: DNIT, 2013 and 2016[9].

[9] DNIT only provided updated (2016) files for federal highways, and the most recent state highway information is for the year 2013.

The analysis of the roads effectively constructed results in the information concentrated in Table 3, which provides data for federal, state and municipal highways, as well as the paving[10] situation thereof for the state of Piauí.

Table 3 - Piauí Road Indicators

Type	Roads	Extension (km)	Weight/ Participation (%)
TOTAL	Federal	2,876.10	5.00%
	State	10,520.2	18.28%
	Municipal	44,160.7	76.73%
	Total Roads	57,557.0	100.00%
Paved	Federal	2,651.2	35.27%
	State	4,814.0	64.03%
	Municipal	52.6	0.70%
	Subtotal Paved	7,517.8	13.06%
Unpaved	Federal	224.90	0.45%
	State	5,706.2	11.40%
	Municipal	44,108.1	88.15%
	Subtotal Unpaved	50,039.2	86.94%

Source: DNIT, 2015.

As shown, the state has a total 57,557 km of roads. Federal and state highways have the lowest levels of representativeness, respectively 5% and 18%. Of the total number of existing roads in Piauí, 87% are unpaved (50,039 km) and, consequently, the total paved grid extension is not very significant when compared to the total (only 13%, 7,528 km).

Most federal roads are paved. In contrast, almost all municipal roads, as well as 55% of all state roads are not paved. This finding directly influences the commute between the seat of the municipality and surrounding areas, since these roads tend to become precarious in case of rains, where dirt roads generate mud and dirt that can bog down the cars of teams that are on duty to attend to occurrences involving power outages.

[10] Paving is coating made by materials capable of withstanding constant flow of vehicles, such as asphalt, for example.

2.1.5. Climate Characterization

In Piauí, two basic types of climates are identified: (i) the first, hot and humid tropical, dominates most of the territory, with temperatures varying between 25 and 27 °C. Rain, in the area where such climate occurs, is also variable. To the South, about 700 mm are expected annually, whereas going to north, rainfall increases, reaching levels close to 1,200 mm/year. (ii) the second, hot semiarid, predominates in the southeast portion of the state. Rain occurs during the summer, and is spread irregularly, reaching levels of 600 mm/year; due to low rainfall, the dry season is prolonged (about eight months), and is more drastic in the center of the Ibiapaba mountain range. Temperatures range from 24 to 40 °C, with dry winters.
Table 4 contains basic information[11] for the climatic characterization of the state of Piauí.

Table 4 - Climatic Characteristics of the state of Piauí

	Climatic Characteristics for Roraima and Regions				
Region	Rainfall index^i (mm)	Rain Intensity ^ii (mm/day)	Keraunic Index ^iii (lightnings/km²)	Maximum Temperature ^iv (°C)	Maximum Wind Speed ^v (mps)
Piauí	52.37	5.04	4.88	33.81	5.10
North	176.60	11.64	5.93	31.76	4.09
Northeast	54.66	5.18	2.48	30.60	5.35
Brazil	**109.44**	**8.82**	**5.55**	**29.45**	**4.69**

Source: INMET and INPE websites.
i = Annual average precipitation (rain, snow, hail) at a given location during a given period of time.
ii = Ratio between the Rainfall Index and the number of days with precipitation in a given region.
iii = Amount of lightnings in a given region. iv = Maximum average temperature recorded.
v = Average maximum speed recorded.

The state of Piauí presents a monthly average rainfall index and rainfall intensity well below the averages of the North and Brazil, and even lower than the average of the Northeast region. It has an average maximum temperature close to the averages of the North and Northeast regions and slightly above the national average. The speed of Piauí winds is characteristic of the states of the Northeast region, with an average above that of the North and Brazil, and close to that of the Northeast region. The state presents a keraunic content very close to the national and the North region averages.

Figure 3 illustrates the understanding that the state of Piauí is located in a region of the country that is not heavily influenced by rainfall, with total precipitation between 600 mm and 1,200 mm for both years (2015 and 2016).

[11] The information available for this analysis relates to the year 2012 and is taken from the ABRADEE R&D project entitled Periodic Rate Revision Methodologies of Electric Energy Distributors, held in the year 2013, since there is no publicly available average or accumulated data for the variables under study.

TOTAL ACCUMULATED PRECIPITATION
VALID FOR 2015
TOTAL ACCUMULATED PRECIPITATION
VALID FOR 2016
3400
3200
3000
2800
2600
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
(mm)

Figure 3 - Cumulative total precipitation for the Brazilian states

Source: INMET, 2016.

Figure 4 shows the mean temperatures (in degrees Celsius) observed for all states of Brazil in the years 2015 and 2016. There is some stability in virtually the entire state, since average temperatures were between 28 ºC and 30 ºC for both years.

AVERAGE OBSERVED TEMPERATURES
VALID FOR 2015
AVERAGE OBSERVED TEMPERATURES
VALID FOR 2016
30
28
26
24
22
20
18
16
14
12
10
8
(°C)

Figure 4 - Average temperatures observed for the Brazilian states

Source: INMET, 2016.

2.2. Geoelectric Characterization of the Concession

The state of Piauí is served by the National Interconnected System ("SIN") from 500 kV lines connected to the Boa Esperança substations (located in the municipality of Guadalupe), São João do Piauí, Ribeiro Gonçalves and Teresina II (located in the cities of the same name).

This section shall address information about the level of interconnection to the SIN of the state of Piauí, as well as characteristics of the High (AT), Medium (MT) and Low Voltage (BT) distribution systems.

2.2.1. SIN Interconnection Level

The transmission system in Brazil has an importance and role that goes beyond the classic function of "just" bringing power from the generating centers to the consumption centers. Due to the characteristics of the Brazilian electrical system - notably the power generation base of a hydroelectric source - and the great territorial extension of the country, the transmission system in Brazil also functions as a "virtual energy source", that is, it is operated in order to allow exploitation of the diversity and use of existing energy sources between the subsystems (North, Northeast, Southeast/Center-West and South), through the National Interconnected System ("SIN").

Figure 5 illustrates the situation in June 2016 of the level of interconnection - current and future - of national transmission lines. As noted on the map, the Distributor's area of activity is already interconnected to the National Interconnected System.

Venezuela
Colombia
Suriname
Guyana
Manaus
Fortaleza
Teresina
Natal
Recife
Porto Velho
Peru
Bolivia
Brasília
Vitória
Chile
Paraguay
Itaipu
São Paulo
Curitiba
Argentina
Uruguay
Key
Existing
Future
Complex
138 kV
230 kV
345 kV
440 kV
500 kV
750 kV
± 600 kV DC
± 600 kV DC
Paraná
Paranapanema
Grande
Paranaíba
Paulo Afonso
Number of existing circuits

Figure 5 - National Interconnected System

Source: ONS, 2016.

Figure 6 more clearly illustrates the basic grid in the state of Piauí, concentrating information from existing and future lines. As shown, there are projects for 230 kV and 500 kV lines that will increase the power supply to the southern region of the state. The same is observed in the north of Piauí, where the construction of a 500-kV line is planned, which shall connect São Luís II (Maranhão) to Parnaíba II (Piauí) and also a 230-kV line connecting Chapadinha II (Maranhão) to São João do Arraial (Piauí) [5].

KEY
500 kV SE (Exist./Future)
230 kV SE (Exist./Future)
500 kV LT (Existing)
500 kV LT (Future)
230 kV LT (Existing)
230 kV LT (Future)
São Luis II MA
(2019)
Ibiapina CE
Sobral CE
Chapadinha II MA
S. João do Arraial (2019)
Piripiri
Peritoró MA
Teresina
Teresina III (2015)
P. Dutra MA
Teresina II (2017)
Tauá CE
P. Dutra MA
Boa Esperança
Boa Esperança II (2017)
Picos
CHAPADA I (2018)
Milagres CE
Colinas TO
Ribeiro Gonçalves
Eliseu Martins
São João do Piauí
Bom Jesus II (2016)
Sobradinho BA
Miracema TO
Gilbués II (2016)
Barreiras (BA)

Source: Information provided by Cepisa, 2016.

2.2.2. Distribution System of the Utility

The distribution grid of the utility has 85 substations, with an installed power of 1,396 MVA. The sub transmission and distribution lines total over 89,000 km of grid, with about 62,500 distribution transformers [5].

The Piauí High Voltage Distribution System is supplied through the North/Northeast Interconnected System, from the 500/230 kV substations of Boa Esperança, São João do Piauí, Ribeiro Gonçalves and Teresina II. From the Boa Esperança substation there are two 230 kV lines for the Teresina I SE, which also receives two 230 kV lines from Teresina II, to serve the metropolitan region of the capital. A 230-kV line that starts from Teresina I goes to the Piri-piri SE in the North region, interconnecting with the Sobral SE in the State of Ceará. There is also an interconnection between Teresina I and SE Peritoró SE in Maranhão. From the São João do Piauí substation, two lines start at 230 kV, one to the Picos SE, which interconnects with the Tauá SE in Ceará, and the other to the Eliseu Martins SE [6]. Figure 7 shows the current configuration of the AT system with the area of activity of the substations.

MUNICIPAL SEAT
SUPPLIED BY ANOTHER DISTRIBUTOR
BASIC GRID SE
PRIVATE SE
500 kV LT
230 kV LT
THERMAL GENERATION
WIND GENERATION
SECTIONING
Last Updated: MAY/2015

Source: Information provided by Cepisa, 2016.

The medium voltage distribution grid of Piauí has characteristics that change according to the region of the state. In the rural areas, the main characteristic is the existence of feeders with long traveled distances, mainly a product of the PLPT, which was intense in the state. Several circuits in 13.8 kV can travel distances of over 80 km and, in some cases, exceed 100 km in length. Most of these feeders travel long stretches in rural areas, making access difficult for inspections and repairs.

In the metropolitan region of Teresina, MT grids are concentrated, with reasonably short feeders, but with high loads. This means limiting, for example, the possibility of load transfer between circuits, in the event of a contingency. In other situations, the interconnection between these feeders ends up taking place with poorly sized conductors: they receive a volume above their rated capacities.

The low voltage grid is commonly characterized by bare cables. More than 9,000 km of BT grids are located in urban areas, while a little more than 18,400 km of grid are in rural areas: that is, about 2/3 of the BT grid is in rural areas, making it difficult to properly inspect and maintain assets.

2.3. Utility's Consumer Market Analysis

This chapter will analyze the consumer market of the company, detailing information on consumption, broken down by voltage level and by rate class, in addition to billing according to the type of user. It should be noted that all the information in this section was obtained from the company's rate activity over the time horizon from 2012 to 2016. We summarize in **Appendix B** to this report concepts that facilitate the understanding of the Brazilian rate structure.

In Table 5 we analyze the evolution of the Number of Consumer Units ("NUC") of the company between the years of 2013 to 2016, as well as the growth rates for the whole period - change in the year 2016 versus the year 2013 - and geometric - percentage of average annual increase.

	NUC by Voltage Level					Rate of Change	
Voltage/Year	2012*	2013	2014	2015	2016	Period % (2013/2016)	Geometric (p.a.)[12] %
A3	-	4	11	10	4	0%	0%
A3a	-	25	28	42	46	84%	23%
A4	-	1,621	1,713	1,805	1,887	16%	5%
BT	-	1,066,867	1,119,545	1,158,568	1,188,934	11%	4%
TOTAL	1,032,436	1,068,517	1,121,297	1,160,425	1,190,871	11%	4%

Source: ANEEL, rate movements approved between 2012 and 2016, processed in the month of August of each year, except for the year 2016, with September as the reference month. NUC relates to the month of July of each year, except for the year 2013, which had February as the reference month. * There is no public data approved by ANEEL of NUC by voltage level for the year 2012. For this reason, the rates of change were estimated by considering the change observed between 2013 and 2016.

[12] p.a. = per annum.

Subgroup A3 (High Voltage) currently has the same number of users verified in 2013 (4 users). On the other hand, subgroup A3a showed a growth trajectory, going from 25 clients in 2013 to 46 in 2016. MT and BT subgroups presented an annual growth of 5% and 4%, respectively.

Table 6 shows the evolution of the billed market (MWh) by voltage level, in addition to the two growth rates (period and geometric). Market information is also presented according to the types: (i) Provision - captive consumers of the distributor; (ii) Supply - distributor supplying another distributor; (iii) Other Free Consumers - free consumers of the distributor; and (iv) Distribution.

Table 6 - Market Evolution by Voltage Level

	Market by Voltage Level					Rate of Change	
Voltage/Year	**2012**	**2013**	**2014**	**2015**	**2016**	**Period % (2012/2016)**	**Geometric (p.a.) %**
PROVISION	2,525,795	2,728,793	2,909,591	3,113,198	3,257,275	29%	7%
A3	125,631	59,516	78,545	95,188	109,276	-13%	-3%
A3a	10,073	13,470	11,605	14,162	16,745	66%	14%
A4	604,892	597,897	606,915	649,221	652,066	8%	2%
BT	1,785,199	2,057,910	2,212,526	2,354,627	2,479,188	39%	9%
LOW INCOME	-	372,805	402,376	392,734	334,522	-	-
SUPPLY	-	-	-	-	-	-	-
OTHER FREE CONSUMERS	15,356	85,756	81,367	72,733	44,491	190%	30%
DISTRIBUTION	94,248	102,994	113,294	38,637	133,148	41%	9%
TOTAL	**2,635,399**	**2,917,543**	**3,104,253**	**3,224,568**	**3,434,914**	**30%**	**7%**

Source: ANEEL, rate movements approved between 2012 and 2016, processed in the month of August of each year, except for the year 2016, with September as the reference month. Market data relates to the period of 12 months, accounted for up to the month before the IRT. The percentage of Low Income market share is in relation to the BT market.

Generally speaking, energy supply showed an average growth of 7% p.a. As shown, the MT consumer market was the one that presented the greatest growth, with a growth rate of 66% for the period. The AT class presented a slight decrease, with a decline of 3% p.a. The BT market presented an average growth rate of 9% p.a., despite the decline in the Low-Income consumer market (average rate of -4%, considering the period from 2013 to 2016), the market that was most affected by the current economic-political crisis Brazil has experienced in its recent history. It is important to note that the free market fell during the analyzed period, which is counter-intuitive when analyzing the national electricity market.

Table 7 shows the revenue evolution by voltage level, in addition to the two growth rates under analysis. The highest growth was observed in the subgroup A3a (Medium Voltage), with an average growth of 16% p.a., followed by the BT class, with an average growth of 10% p.a.

Table 7 - Evolution of Revenue by Voltage Level

	Revenue by Voltage Level (BRL Million)					Rate of Change	
Voltage/Year	2012	2013	2014	2015	2016	Period % (2012/2016)	Geometric (p.a.) %
PROVISION	874	859	811	1,056	1,227	40%	9%
A3	21	9	11	18	25	17%	4%
A3a	2	2	2	3	5	81%	16%
A4	161	128	131	177	202	25%	6%
BT	688	717	665	855	994	44%	10%
SUPPLY	-	-	-	-	-	-	-
OTHER FREE CONSUMERS	1	7	2	3	3	173%	29%
DISTRIBUTION	13	10	5	3	3	-73%	-28%
GENERATOR	6	6	6	9	10	72%	15%
TOTAL	895	883	825	1,072	1,245	39%	9%

Source: ANEEL, rate movements approved between 2012 and 2016, processed in the month of August of each year, except for the year 2016, with September as the reference month.
Revenue is in nominal currency, that is, at the price as of the date of processing the rate activity of each year.

Table 8 shows the NUC evolution by rate class. There is a higher percentage of NUC growth in the "Public Service" class, with an increase of 8% p.a. The "Industrial", "Other" and "Public Lighting" classes were shrunk, namely 3% p.a., 17% p.a. and 18% p.a., respectively.

Table 8 – NUC Evolution by Rate Class

	NUC by Rate Class					Rate of Change	
Class/Year	2012	2013	2014	2015	2016	Period % (2012/2016)	Geometric (p.a.) %
Residential	905,178	936,832	984,569	1,019,784	1,047,257	16%	4%
Industrial	3,780	3,673	3,568	3,519	3,333	-12%	-3%
Commercial	74,867	77,764	82,262	85,795	87,913	17%	4%
Rural	29,229	29,988	30,149	30,243	30,481	4%	1%
Public Lighting	891	823	567	377	399	-55%	-18%
Public Power	13,735	14,205	14,481	14,756	15,297	11%	3%
Public Service	4,445	5,033	5,539	5,799	6,045	36%	8%
Other[13]	311	199	162	152	146	-53%	-17%
TOTAL	1,032,436	1,068,517	1,121,297	1,160,425	1,190,871	15%	4%

Source: ANEEL, rate movements approved between 2012 and 2016, processed in the month of August of each year, except for the year 2016, with September as the reference month.

[13] The "Other" class includes NUC, Market and Revenue of the Distributor's own consumption, for example.

Table 9 shows the evolution of the Cepisa Market by class. Despite the reduction in NUC, the "Other" class was the one with the highest growth in average energy consumption, namely, 52% p.a., followed by "Rural", with a growth of 18% and "Residential", with a growth of 10%. Retraction was verified only in the "Industrial" class, namely, 3% p.a.

Table 9 – Market Evolution by Rate Class

	Market by Rate Class (MWh)					Rate of Change	
Class/Year	2012*	2013	2014	2015	2016	Period % (2012/2016)	Geometric (p.a.) %
Residential	1,075,404	1,279,571	1,381,741	1,484,587	1,586,695	48%	10%
Industrial	255,564	276,921	279,888	284,343	230,229	-10%	-3%
Commercial	515,784	591,696	637,519	692,221	737,452	43%	9%
Rural	84,627	130,191	130,225	151,680	162,051	91%	18%
Public Lighting	131,667	164,679	183,421	188,457	182,641	39%	9%
Public Power	183,071	213,279	224,138	224,095	239,407	31%	7%
Public Service	137,305	149,650	150,269	156,939	159,903	16%	4%
Other	25,440	111,555	117,052	42,246	136,536	437%	52%
TOTAL	2,408,862	2,917,543	3,104,253	3,224,568	3,434,914	43%	9%

Source: ANEEL, rate movements approved between 2012 and 2016, processed in the month of August of each year, except for the year 2016, with September as the reference month.

*Market values for the year 2012 were taken from Technical Note #289/2012 (SRE/ANEEL). They are not in agreement with the market values by voltage level, taken from the same Technical Note.

The average monthly consumption information per rate class is shown in Table 10. As shown, the "Other" class had the highest increase in average consumption (84% p.a.), while the "Public Service" class showed a 4% p.a. decline.

	Average Monthly Consumption by Class (kWh)					Rate of Change	
Class/Year	2012	2013	2014	2015	2016	Period % (2012/2016)	Geometric (p.a.) %
Residential	99	114	117	121	126	28%	6%
Industrial	5,634	6,283	6,537	6,734	5,756	2%	1%
Commercial	574	634	646	672	699	22%	5%
Rural	241	362	360	418	443	84%	16%
Public Lighting	12,315	16,675	26,958	41,657	38,146	210%	33%
Public Power	1,111	1,251	1,290	1,266	1,304	17%	4%
Public Service	2,574	2,478	2,261	2,255	2,204	-14%	-4%
Other	6,817	46,715	60,212	23,161	77,932	1,043%	84%
TOTAL	194	228	231	232	240	24%	5%

Source: ANEEL, rate movements approved between 2012 and 2016, processed in the month of August of each year, except for the year 2016, with September as the reference month.

Table 11 shows the Market evolution of Cepisa's revenue by rate class. It should be noted that there is no public data approved by ANEEL in 2012 regarding revenue related to each rate class, which is why only the total amount for 2012 is presented. The rates of change for this information are calculated by using the period from 2013 to 2016. Note that the "Commercial" class was the one with the highest revenue growth in the period, which was 48%.

Table 11 - Revenue Evolution by Rate Class

Class/Year	Revenue by Class (BRL Million)					Rate of Change	
	2012*	2013	2014	2015	2016	Period % (2013/2016)	Geometric (p.a.) %
Residential	-	463	429	557	655	41%	9%
Industrial	-	46	44	60	60	32%	7%
Commercial	-	179	172	226	266	48%	10%
Rural	-	40	36	50	60	47%	10%
Public Lighting	-	31	34	42	45	43%	9%
Public Power	-	65	60	76	89	37%	8%
Public Service	-	36	34	44	51	44%	9%
Other	-	20	12	14	15	-23%	-6%
TOTAL	895	883	825	1,072	1,245	41%	9%

Source: ANEEL, rate movements approved between 2012 and 2016, processed in the month of August of each year, except for the year 2016, with September as the reference month. Revenue is in nominal currency, that is, at the price as of the date of processing the rate activity of each year. *There is no public data approved by ANEEL of Revenue by rate class for the year 2012. For this reason, the rates of change were estimated by considering the change observed between 2013 and 2016.

Once the market evolution of the distributor has been observed, it is necessary to evaluate it according to the data of the last readjustment of the company (carried out in September of 2016, the most recent regulatory information). To that end, Table 12 shows the distribution of users, market and revenue, by voltage level.

Cepisa	NUC		Market (MWh)		Revenue (BRL million)	
A3	4	0.0%	109,276	3.2%	25	2.0%
A3a	10	0.0%	16,745	0.5%	5	0.4%
A4	1,627	0.2%	652,066	18.9%	202	16.2%
BT	1,188,934	99.8%	2,479,188	72.1%	995	79.9%
Other Free Consumers	78	0.0%	44,491	1.3%	4	0.3%
Distribution	108	0.0%	133,148	3.8%	4	0.3%
Generator	110	0.0%	-	-	11	0.9%
Total	1,190,871	100%	3,434,914	100%	1,245	100%

Source: ANEEL, Company's 2016 IRT, dated September 2016. Revenue is in nominal currency, that is, at the price as of the date of processing the rate activity of each year.

As shown, BT has a greater weight of consumers (99.8%), market (72.1%) and revenue (79.9%) of the Company in relation to other voltage levels. Captive MT users are responsible for about 20% of

Finally, by analyzing the number of users and income per consumption class (Table 13), we notice that Residential has a greater weight for the company (88% and 53%, respectively). About 21% of the billing is associated to the Commercial rate class. We highlight the low representation of the Industrial and Rural classes, both in terms of market and revenue: together they account for only 3% of the Company's market and 10% of the revenue.

Class	Consumers		Market (MWh)		Revenue (BRL million)	
Residential	1,047,257	88%	1,586,695	46%	656	53%
Industrial	3,333	0%	230,229	7%	61	5%
Commercial	87,913	7%	737,452	21%	266	21%
Rural	30,481	3%	162,051	5%	60	5%
Street Lighting	399	0%	182,641	5%	45	4%
Public Power	15,297	1%	239,407	7%	89	7%
Public Service	6,045	0%	159,903	5%	52	4%
Other	146	0%	136,536	4%	16	1%
TOTAL	**1,190,871**	**100%**	**3,434,914**	**100%**	**1,245**	**100%**

Source: ANEEL, Company's 2016 IRT, September 2016.

In view of the above, the main conclusions of Cepisa's consumer market by voltage level are: (i) MT represents 0.18% of consumers, 19% of the market and 17% of the company's revenue in 2016; (ii) BT represents 99.8% of consumers, 72% of the market and 80% of the company's revenue in 2016 and, in the analyzed period from 2012 to 2016, showed annual growth rates of 4%, 9% and of 10% for NUC, the market and the revenue, respectively; (iii) the "Low Income" market associated with the BT voltage level had its highest value in 2014 and since then has been on a downward trend year after year; and (iv) free consumers had the highest percentage increase in consumption in the last five years, namely, 190% in the period (30% p.a.), although they had very little relevance in the distributor's income.

From the point of view of the rate classes, for the same information, it can be deduced that: (i) the residential class represents 88% of the NUC and 46% of the 2016 company market with annual growth of 4% and 10% respectively; and (ii) although the other and rural classes are the ones with the highest percentages of market growth, on the revenue side we see that the highest percentage growth is in the commercial and rural classes, 48% and 47%, respectively, in the period from 2013 to 2016.

2.4. Operating Indicators

This chapter aims to analyze the main operating indicators of the company, based on its performance in recent years. To do so, sections 2.4.1 and 2.4.2 address service and product quality indicators, respectively, while section 2.4.3 shows a diagnosis on power losses.

2.4.1. Quality of Service Indicators

The distributor assesses the continuity of the service provided to consumers through individual and collective indicators, which are required by ANEEL and arranged in Module 8 of PRODIST. Individual indicators are divided into indicators of Individual Downtime Duration per Consumer Unit or per Connection Point ("DIC"); or Frequency of Individual Downtime per Consumer Unit or Connection Point ("FIC"); Maximum continuous downtime duration per consumer unit or connection point ("DMIC"); and Duration of individual downtime occurred on a critical day per consumer unit or connection point ("DICRI").

The monitoring of the individual indicators is done by means of limits which are also individual, and are defined for monthly, quarterly and annual periods in relation to the DIC and FIC indicators. The DMIC indicator limit is set for the monthly period, while the DICRI indicator limit is set for each critical-day downtime.

When the limits of the individual continuity indicators are breached, the distributor must compensate the consumer financially automatically with a deduction on their invoice within two months after the indicator is determined.

Table 14 shows the evolution of the compensation paid by the Distributor over the period (2012-2016), as well as the evolution of the amount of compensations paid. It is worth noting that the amount of compensations and their respective financial value related to the annual period of assessment of the quality of service indicators are not available on ANEEL's website for the year 2016, which is why the 2016 compensation path reflects a decline.

Item	2012	2013	2014	2015	2016
Quantity (#)	3,139	466,875	706,996	762,879	588,050
Compensation Amounts (BRL)	478,505	2,493,908	3,763,310	4,676,198	3,106,146
Installment B (BRL)	263,548,213	334,069,750	363,726,800	405,839,309	455,662,225
%Comp./Installment B	**0.18%**	**0.75%**	**1.03%**	**1.15%**	**0.68%**

Source: ANEEL website.

The distributor has increased the compensation amounts between 2012 and 2016 (BRL 2.6 million increase); the same is true for the amount of compensations paid: an increase of 584 thousand compensations in the same period. As an example, the total compensations paid in 2015 for breach of the individual quality of service limits corresponded to 1.15% of the company's installment B, according to IRT data for this year.

From the sums of the determined amounts for the individual DIC and FIC indicators, we obtain collective indicators that reflect the continuity of the service provided, both at the level of groups of consumer units and at the company level, namely: "DEC" (Equivalent Duration of Downtime per Consumer Unit) and "FEC" (Equivalent Frequency of Downtime per Consumer Unit).

The graphs below (Graph 3 and Graph 4) show, for the distributor, the evolution of the determined DEC and FEC indicators and the regulatory limits approved for the period 2012 to 2016. In addition, for the year 2017, the limit of internal collective DECi and FECi indicators (which disregard downtime originated outside the distribution system) is demonstrated, as set forth in Normative Resolution #748/16, of November 29, 2016.

Graph 3 - DEC Determined Indicator and Limits

40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
-

	2012	2013	2014	2015	2016	2017
Assessed	34.16	29.78	32.94	26.21	23.40	
Internal limit**		-	-	-	-	21.74
Limit	25.89	24.62	23.71	22.23	20.30	18.995

Graph 4 - FEC Determined Indicator and Limits

30.00
25.00
20.00
15.00
10.00
5.00
-

	2012	2013	2014	2015	2016	2017
Assessed	26.08	23.35	20.57	19.91	16.41	
Internal limit**		-	-	-	-	15.01
Limit	20.55	18.47	17.54	15.79	14.05	12.389

Internal limits in accordance with ANEEL Normative Resolution #748/16 of November 29, 2016, which established the terms and conditions for the provision of the public electricity distribution service by the Designated Distributor, pursuant to article 9 of Law 12,783, dated January 11, 2013 and Ordinance #388 of June 26, 2016 of the Ministry of Mines and Energy.

As shown, the company shows a history of violation of the regulatory limits for both indicators (DEC and FEC) in the 4 years of the analysis. Despite the violation, the values are close to the target (15% higher with respect to DEC and 17% with respect to FEC, on average) and show improvement over the years.

Graph 5 lists the number of sets that violated their DEC and FEC limits in 2016 and the percentage of consumer units that these sets represent in relation to the total. We see that most of the sets violated the DEC and FEC limits for the last year, representing about 60% of the Company's users.

DEC
Did not violate; 17
Violated; 25
Represent 60% NUC
FEC
Did not violate; 15
Violated; 27
Represent 64% NUC

The following graphs are histograms that gather information about the number of consumer sets, as well as the NUC, which have or have not violated their quality of service indicators for the year 2016. The information was organized in violation bands, so that percentages to the left of the axis (with a negative sign) mean that the Distributor showed sets having limits that were determined to be lower than the target. The opposite is true for the percentages to the right of the axis (positive sign).

Of the DEC violating sets, 21% (or 9 sets) had values higher than 50% of their respective regulatory limits. These sets represent 25% of the company's NUC. The Distributor showed 32% of its sets having values up to 50% below its targets (concentrating 32% of users).

With respect to FEC violating sets, 10 sets (representing 19% of the NUC) violated more than 50% of their respective goals. The Distributor showed 37% of its sets having values up to 50% below target (concentrating 38% of users).

Graph 6 - Histogram of the Cepisa sets: 2016 DEC

10% 4
0% -
5% 2
0% -
17% 7
10% 4
2% 1
10% 4
12% 5
5% 2
10% 4
21% 9
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Graph 7 - Histogram of the Cepisa NUC: 2016 DEC

8%
0%
7%
0%
13%
12%
1%
12%
11%
2%
7%
25%
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Graph 8 - Histogram of the Cepisa sets: 2016 FEC

0% -
5% 2
5% 2
5% 2
10% 4
12% 5
12% 5
14% 6
2% 1
5% 2
7% 3
24% 10
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Graph 9 - Histogram of the Cepisa NUC: 2016 FEC

0%
4%
5%
5%
11%
11%
6%
23%
3%
4%
8%
19%
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

As will be presented in chapter 3, Five-Year Investment Plan ("PIQ"), there are investments planned that aim to adapt and improve Cepisa's AT and MT systems with a view to expanding and strengthening the grids, seeking greater operating flexibility and, as a consequence, improving continuity indicators.

It should be noted that in **Appendix C** we make an additional analysis regarding the Average Time for Attendance ("TMA") to emergency occurrences, which directly influences the Company's DEC. As shown, the company's TMA revolves around 7 (seven) hours, which is quite expressive.

2.4.2. Product Quality Indicators

Product quality indicators analyze the adequacy of the voltage level in steady state, arranged in Module 8 of PRODIST. These indicators are: The Relative Duration of the breach for Equivalent Critical Voltage ("DRCE") and the Relative Duration of the breach for Equivalent Poor voltage ("DRPE"). The stipulated limits for the indicators are: 0.5% for Critical Voltage[14] and 3% for Poor Voltage.

Graph 10 and Graph 11 show the evolution of the mentioned indicators. As shown, the Distributor has a path of decreasing breaches of the DRCE indicator between 2014 and 2016, although it is still well above the regulatory limit, with a greater breach in 2014 (about 10 times above the target). Regarding the DRPE indicator, there is an oscillation in the level verified by the company, which is, on average, 1.8 times above the target, the largest breach perceived in the year 2015 (about 2 times above).

[14] The steady state voltage indicators are calculated on a quarterly basis based on sample measurements performed by distributors in consumer units randomly selected within their concession or permit area. For each consumer unit, voltage is measured over a week, and the DRP (relative duration of the poor voltage breach) and DRC (relative duration of the critical voltage breach) indicators are determined, which express the percentage of time in which the consumer unit remained with poor voltage and with critical voltage.

PwC I Loeser e Portela Advogados I Siglasul Prepared for BNDES 29

Graph 10 - Evolution of the product quality indicator (DRCE)

6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
3.71%
4.46%
5.34%
3.95%
3.29%
0.50%
2012
2013
2014
2015
2016
CEPISA
Maximum Limit

Source: ANEEL website.

Graph 11 - Evolution of the product quality indicator (DRPE)

7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
5.24%
5.70%
5.18%
6.04%
5.06%
3.00%
2012
2013
2014
2015
2016
CEPISA
Maximum Limit

Source: ANEEL website.

Breaches of limits of the individual product quality indicators also generate compensation to be paid by the Distributor. Table 15 shows the number of compensations and the amount paid by Cepisa for the breach of individual product quality indicators.

Table 15 - Compensations for Breach of Product Quality Indicators

Item	2012	2013	2014	2015	2016
Amount (#)	12,060	15,469	17,728	20,327	72,070
Compensation Amounts (BRL)	275,145	346,607	362,372	391,234	757,670
Installment B (BRL)	263,548,213	301,465,771	339,718,638	374,082,340	390,492,886
%Comp./Installment B	**0.10%**	**0.11%**	**0.10%**	**0.10%**	**0.19%**

Source: ANEEL website.

As shown, the company more than quadrupled the amount of violations of product quality indicators, causing compensations to more than double between 2012 and 2016. As an example, the total compensations paid in 2016 corresponded to 0.19% of the company's installment B, according to IRT data for this year.

2.4.3. Power Losses

Power losses in a distribution system are also taken as an operational indicator of a Distributor. Losses are divided into the categories of **Technical Losses ("PT")** and **Non-Technical Losses ("PNT")**.

In the calculation of technical losses carried out by ANEEL, losses in the distribution grids in high, medium and low voltage, substations, distribution transformers, in addition to the connection branches and meters are taken into account. The level of technical losses calculated at the time of the company's RTP, as a percentage of the energy injected, is kept constant in all IRTs until the subsequent revision.

The regulatory framework for non-technical losses is also defined at the time of the RTP, but unlike the PTs, a downward trajectory is defined, with a lower level of PNT being recognized at each rate readjustment until it reaches the regulatory target established by the Agency at the end of the cycle.

Graph 12 shows the comparison between real and regulatory PTs, while Chart 13 illustrates the difference between the Real and Regulatory PNTs, elucidating the Distributor's performance over the analyzed period. It should be noted that Cepisa shows very close real and regulatory technical loss data, with a low average percentage change (approximately 0.5%) for the analyzed period. Regarding Non-Technical Losses, the reality is different: real commercial losses, according to 2016 data, are about 2.7 times higher than the regulatory target.

Graph 12 - Regulatory Technical Losses for Injected Energy

20.00%
17.50%
15.00%
12.50%
10.00%
7.50%
5.00%
2.50%
0.00%
13.16%
12.81%
12.17%
12.17%
12.17%
2012
2013
2014
2015
2016*
Regulatory

Source: 3rd RTP of the Distributor.

PwC | Loeser e Portela Advogados | Siglasul Prepared for BNDES 32

40.00%
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
36.66%
33.46%
33.57%
33.94%
37.00%
19.53%
18.13%
16.73%
15.33%
13.93%
2012
2013
2014
2015
2016
Real
Regulatory

Source: Data for regulatory losses obtained from the 3rd RTP of the Distributor. Real losses were obtained according to energy balance data provided by the company.

As will be presented in Chapter 3, investments are projected for the coming years aimed at improving MT/BT grids and asset renewal in order to inhibit energy theft, in addition to those in progress for the year 2017 (telemetry in all feeders, medium and low voltage UC scanning and construction of MT and BT grids to regularize clandestine consumers). It should be emphasized that PNTs should also be fought with OPEX's contribution to the monitoring and regularization of frauds. These actions have a positive effect for Cepisa to add billable consumption and revenue to the concession.

2.5. Energy Purchase and Sale Indicators

In this chapter, the historical evolution of the Required and Contracted Energy of Cepisa will be discussed. The entire analysis is based on the current regulation expressed in Sub-module 3.2 - Energy Acquisition Costs - for Rate Regulation Procedures ("PRORET"), which have a normative nature regarding the rate processes of electric power distribution utilities.

Firstly, the distinction between Required and Contracted Energy totals must be defined.

Required Energy is the volume of electric power (MWh) acquired in a given reference period to serve consumers or other utilities and distribution licensees, plus regulatory power losses of the distribution system - subdivided into technical ("PT") and non-technical ("PNT")[15].

[15] If the real electrical losses (whether technical or non-technical) are considered instead of regulatory losses, the energy of the system is called Injected Energy.

     Contracted Energy is the volume of electric energy (MWh) acquired by Base contracts, Bilateral contracts and Energy Trading in the Regulated Environment Contracts ("CCEAR"), which shall be briefly explained below.

Base Energy encompasses:

• Own Generation: energy generated by the distributor to serve its market, according to Law 9,074 of July 7, 1995, with the wording given by Law 10,848 of 2004, which provides that distributors of the National Interconnected System ("SIN") with a market below 500 GWh/year and those that serve Isolated Systems can carry out electric power generation activities, provided that they are fully intended to serve their own markets.

• Angra 1 and 2 Quota: energy marketed by the Angra 1 and Angra 2 generating plants and compulsorily acquired by utilities operating in the SIN, as provided in article 11 of Law #12,111 of 2009.

• Renewed Concession Quota: amount resulting from the apportionment of the physical energy and power guarantee of plants whose concessions were extended pursuant to Law #12,783 of 2013. Allocation of quotas to distributors is established according to ANEEL regulations.

• Itaipu Binacional Quota: Energy sold by Itaipu Binacional with the electricity distribution utilities acquiring shares of the production that were made available to Brazil, according to specific ANEEL regulation. Holders of quotas of the plant's energy are only distributors located in the South and Southeast/Center-West subsystems, which compulsorily acquire the electricity generated by Itaipu. That is, they do not include distributors located in the North and Northeast subsystems.

     Bilateral Contracts are freely negotiated between the agents, signed before the enactment of Law #10,848 of 2004, to serve the Interconnected System. Contracts signed to serve the Isolated System before Provisional Measure #466 of July 29, 2009, and those signed by means of a bidding held in the form of a competition or auction, as set forth by Decree #7,246 of July 28, 2010, also correspond to Bilateral Contracts.

     Also classified as Bilateral Contracts are the contracting of Distributed Generation energy resulting from vertical divestiture, as provided by Law #10,848 of 2004. In addition, also classified as such are contracts arising from public bidding carried out by distribution agents with own market lower than 500 GWh/year and contracts signed between a utility with market under 500 GWh/year and its current supply agent.

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Finally, Energy Trading in the Regulated Environment Contracts ("CCEAR") are those established for the Auctions of: (i) Existing Energy for existing generation projects - defined based on article 19 of Decree #5,163 of 2004; (ii) New Energy for new generation projects - deriving from auctions defined based on article 19 of Decree #5,163 of 2004 and (iii) Alternative Energy Sources - arising from auctions defined based on article 19 of Decree #5,163 of 2004.

After explaining the concepts, the evolution of the Required Energy (MWh) and Contracted Energy (MWh) for the years 2012 to 2016 of distributor Cepisa is shown on Table 16 and Table 17.

	2012	2013	2014	2015	2016
Required Energy (Provision + Supply + Loss)	**3,410,583**	**3,637,011**	**3,849,408**	**4,061,501**	**4,235,516**
Provision + Supply	**2,525,795**	**2,728,793**	**2,909,591**	**3,113,198**	**3,257,275**
Provision	2,525,795	2,728,793	2,909,591	3,113,198	3,257,275
Supply (TE Market)	0	0	0	0	0
Regulatory Losses	**884,788**	**908,218**	**939,817**	**948,303**	**978,241**
Non-Technical Loss	352,398	373,046	370,156	360,964	345,351
Technical Loss	452,780	456,082	481,425	496,823	523,805
Basic Grid Loss on Dist.	79,610	79,090	19,978	19,553	22,977
Basic Grid Loss on Captive market	0	0	68,258	70,963	86,108

Source: ANEEL.

	2012	2013	2014	2015	2016
Contracted Energy (Base + Bilateral + CCEAR)	**4,513,979**	**4,469,762**	**4,193,604**	**4,469,368**	**5,426,117**
Base Energy	**61,503**	**1,713,123**	**1,726,351**	**1,831,819**	**1,668,404**
Own Generation	0	0	0	0	0
Angra I/Angra II Quota	0	112,952	112,952	112,799	110,167
Quotas Law #12783/2013	0	1,533,760	1,543,009	1,646,165	1,480,351
Itaipu (deducting losses)	0	0	0	0	0
PROINFA	61,503	66,411	70,390	72,856	77,886
Bilateral	**0**	**0**	**0**	**0**	**0**
CCEAR	**4,452,476**	**2,756,639**	**2,467,252**	**2,637,549**	**3,757,713**

Source: ANEEL.

From the point of view of Requested Energy, we see that the total increased during the period (0.8 TWh increase), driven by the increase in energy supply level - supply rose by 0.7 TWh in 5 years, while regulatory losses increased by only 0.093 TWh over the same period. Regarding Contracted Energy, its growth path is due to the energy coming from Base Energy, which showed a 1.6 TWh growth.

Graph 14 presents the evolution for the years 2012 to 2016 of the following information: (i) Contracted Energy in TWh subdivided by the Base, Bilateral and CCEAR contracts; (ii) curve with the percentages of coverage by the rate of the energy contracts that the distributor executed during the analyzed period; and (iii) difference between Contracted Energy and regulatory Required Energy in TWh.

Difference between Contracted and Required Energy: 1,10 TWh
Difference between Contracted and Required Energy: 0,83 TWh
Difference between Contracted and Required Energy: 0,34 TWh
Difference between Contracted and Required Energy: 0,41 TWh
Difference between Contracted and Required Energy: 1,19 TWh
76%
81%
92%
91%
78%
0,06
0,00
4,45
1,71
0,00
2,76
1,73
0,00
2,47
1,83
0,00
2,64
1,67
0,00
3,76
2012
2013
2014
2015
2016
Base Energy (TWh)
Bilateral (TWh)
CCEAR (TWh)
% Recognition

As regards the percentage of Contracted and Required Energy, we can see that the average contracted energy not recognized in the company's rates was around 10% between 2014 and 2015. In 2016, this level increased to 22%. That is, the total energy not billed via rate is about 0.7 TWh/year.

We can see that the percentage ratio of Contracted and Required Energy indicates that there is considerable over-contracting in the years considered for the analysis (average of 17%). The difference can be explained, to a lesser extent, by the distance between real and regulatory commercial losses, but mainly by overcontracting, the causes of which must be detailed by the distributor to ANEEL so that they may be evaluated and recognized, if appropriate, as involuntary[16].

[16] Vote of Director André Pepitone da Nóbrega, who monitors ANEEL Order #1,143, of April 25, 2017, regarding PROCESS 48500.002516/2016-50 on the recognition of involuntary overcontracting, cites that "It is further recognized that paragraph 10 of article 50 of Resolution #453 of 2011 does not cover all the causes of overcontracting that may be recognized as involuntary, requiring ANEEL to analyze exceptional cases presented by distributors. In such circumstances, as well as in the migration of consumers to ACL, each distributor should have the opportunity to file an involuntary overcontracting recognition petition to ANEEL by proving maximum efforts and detailing its particular case."

2.6. Asset Conditions

     Between 4/3/2017 and 4/7/2017, a field visit was carried out at Cepisa's premises, aiming at the diagnosis and evaluation of the technical and physical conditions of the utility's assets, in particular the main electrical energy distribution equipment and infrastructure, identifying the state of preservation, critical points, by voltage level, in the distribution grids, as well as the description and evaluation of the operation and maintenance services, when applicable.

     The selection of the critical sets on which the team wanted to carry out the inspection was based on the performance of the continuity of service indicators, i.e., sets with the worst performances and with relevant numbers of consumer units were selected. Based on these criteria, the resulting substations were Nazaré, Marambáia, Jockey, Redenção do Gurguéia, Gilbués, Simplício Mendes, Oeiras, Buriti Grande, Novo Oriente, Parnaíba II and Teresina.

     However, some of the critical sets are geographically located in regions of difficult logistics, with distances between 350 and 900 km from the capital (Teresina), which would reduce the expected productivity. Thus, some of these sets were replaced by others having attributes similar to that of the previous ones, but easier to access. Thus, the inspected substations were Nazaré, São Pedro, Regeneração, Jockey, Campo Maior, Alto Longá, Castelo, Satélite, Poty, Marambáia and Teresina.

     The visit script was validated during the face-to-face meetings with the company's planning and operation departments.

     Briefly, it can be said that the 230 kV substations and transmission lines belonging to the main supply systems of the Basic Grid are in good conditions of construction, use and operation, creating evidence that efficient and predictive maintenance is carried out efficiently, in compliance with the maintenance plans reported in the face-to-face interviews.

     The distributor's AT electricity distribution system has two (2) 138 kV transmission lines, totaling 141 km; sixty-seven (67) 69 kV distribution lines, totaling 2,650 km; eighty-six (86) substations, totaling 1,353 MVA installed power and a further forty (40) 34.5 kV lines/feeders (which are actually MT, but their lines/circuits often function as sub transmission).

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     The distributor's AT stretches that have been inspected are in a good state of repair and in good conditions of construction and use, and it is possible to guarantee that the predictive and preventive maintenance plans are executed, keeping the easement strips under the LTs clean and without large afforestation. The operating conditions of LTs are generally preserved. However, this is not directly reflected in the assets of the visited and inspected substations, because even in the newest SEs, inspection activities and basic services are apparently neglected. This may indicate that your major assets only undergo corrective (or emergency) maintenance.

     It should be noted that over the years there were no resources to guarantee the necessary investments - provided for in the Ten-Year Plan and in the PDDs - in Cepisa transmission lines and substations. This fact resulted in the commitment of supply of electric power with quality for the entire state of Piauí. In addition, as identified and reported in the interviews, load levels of the SEs in almost all high voltage distribution systems are above 60%.

     The MT distribution grid of Piauí has characteristics that change according to each region of the state. In general, the MT distribution system is reasonably well cared for. Poles are level, even with infrastructure sharing with other telecommunication utilities, and new standards use protected grids, increasing system reliability and reducing losses.

     In the capital and metropolitan region, the MT/BT transformers have adequate protection, with circuit breakers and with surge arresters installed in the electric regions. This reality is different in rural areas of the state, where there are problems of protection and voltage regulation. We emphasize that the plan for tree pruning and land clearing in the easement strips need improvement actions.

     In BT the new construction standard features multiplexed conductors. The operating conditions of the grids are partially preserved, but in those older and longer circuits there are several asset maintenance problems.

The following are the problems observed during the operating visits.

2.7. Critical points observed during the field visit and challenges for new utilities

     The following is a summary of the main critical points observed during the field visit conducted between 4/3/2017 and 4/7/2017 and the resulting challenges for new utilities from the point of view of the need for specific investments in the Company's distribution system, which should be included in the Five-Year Investment Plan ("PIQ"), which will be summarized in Chapter 3.

2.7.1. High-voltage distribution system and substations

     As mentioned previously, the stretches of the transmission lines of the visited AT distribution systems are in a good state of preservation and in good conditions of construction and use, and it is possible to guarantee that the plans for predictive and preventive maintenance are carried out, keeping the easement strips under the LTs clean and without large afforestation. The operating conditions of LTs are generally preserved.

     However, in substations the situation is more critical: it was identified and reported in the interviews that the load levels of SEs are above 60% in almost all AT distribution systems. Loadability

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problems exist in 52 SEs out of a total of 86 (and this is largely due to a lack of investment in recent years). To get an idea, of the total of SE's only 24 are controlled remotely. Such facts lead to operating difficulties, greatly increasing the duration of stoppages. We also identified that there is a shortage of short-circuit studies in the company.

     As identified in the PIQ, there are ongoing investments in SEs and LTs in 2017. However, these become more intensive in the projection for the next 5 years, especially in 2018, 2020 and 2021. In addition, the amounts intended for this voltage level represent approximately 40% of the investments projected for the utility, and SE automations were placed among the priority investments.

2.7.2. Medium and low voltage distribution system

     In the metropolitan region of Teresina, the MT distribution grids are characterized by the high levels of feeder loads, with direct losses to the operation and maneuvering due to a lack of flexibility of relocation or load transfer between them. In emergency and short-term conditions, the interconnection between feeders happens in stretches where the drivers are inadequate and exceed their nominal capacities, increasing the risks to the system.

     The structures used in the coastal region of the state are not adequate, due to the high pollution index and saline aggressiveness; thus, poles and hardware in general, insulators, crossings etc. have a life expectancy always below what can be expected in any other regions. Wear and deterioration are premature, and the volume of inspection and maintenance services are ever increasing. In this region, breaking of conductors with phase-ground short-circuits is common, which depending on the area and distances, these high impedance faults are not able to sensitize the protection, making the event very dangerous, and may cause accidents.

     The long 13.8 kV feeders are critical. Installed in more distant regions that do not support entry of new customers into MT, it creates evidence of the lack of basic investments to meet market demands in regions with high growth potential. We add the fact of long rural stretches related to PLPT.

     The PIQ incorporates, especially in the years 2018 to 2020, large amounts of investments in expansion and improvement of medium voltage grid and that can greatly contribute to correcting the problems in this voltage level.

     Regarding the distribution transformers, it is noteworthy that in 2015, 2,333 units were broken down, representing an average annual failure rate of 3.7%. Load balancing is not performed in most circuits (new connections are commonly performed at the phases of easiest handling). Another great offender as the cause of the burnings of these assets are the clandestine connections, which, without control, end up causing excessive overloads and even short-circuits in the transformers' BT.

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     Large amounts of investment in expansion and improvement of the low-voltage grid are incorporated into the PIQ, especially in the years 2019 to 2021, which in addition to contributing to the reduction of commercial losses, will produce technical benefits such as reduction of voltage unbalance problems and burning of transformers. However, not related to investments, it is recommended to carry out a plan for correcting and controlling the connection of loads (phasing).

3. Five-Year Investment Plan ("PIQ")

     The objective of the PIQ is to present, based on technical and economic evaluations, a five-year investment plan - 2018 to 2022 horizon - for Cepisa's electric energy distribution concession area, with reference to the projects planned as necessary to meet the demand for new connections in the scope of the vegetative growth of the market17, improvement of the performance indicators of service continuity, reduction of electrical losses, as well as adjustments and implementations of computerized systems for support in commercial management and distribution.

     The following summarizes the main points of the adopted methodology, the contracted investments in progress and the summary of the consolidated amounts of projected annual investments.

     In order to verify the investment needs, the information provided in the Data Room by Cepisa was used, namely: "Electrical System Expansion Plan (2017-2026 horizon)", "Distribution Development Plan ("PDD") for the year 2017" (although provisional 18 ), "Results Plan for the Improvement of Distribution Services, 2015" and "Plan for Temporary Rendering of Electricity Distribution Service, 2017". In addition, we used information obtained by the company's planning area, obtained through face-to-face meetings and conference call.

     Initially, we present in Table 18 a summary, by type of project and voltage level, of the investments in progress reported by Cepisa. In total, BRL 123.23 million are intended for projects/investments planned for the year 201719.

17 Cepisa does not present projections of new connections between 2018 and 2022 under the Programa Luz Para Todos ("PLPT") program. The expectation is to finalize the universalization of supply throughout the year 2017.

18 At the time of drafting this report, the 2017 PDD had not yet been delivered to ANEEL.

19 The amounts set forth in this section relate to projects in progress or which are in the process of signing a contract. The figures shown are estimated: therefore, they may change during the year.

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Type of Project	Investments
AT Expansion	BRL 15,820,721
MT Expansion	BRL 16,837,562
BT Expansion	BRL 6,077,411
Subtotal	**BRL 38,735,694**
AT Improvement	BRL 5,395,894
MT Improvement	BRL 15,709,574
BT Improvement	BRL 6,661,179
Subtotal	**BRL 27,766,647**
"Luz Para Todos" MT	BRL 40,104,357
"Luz Para Todos" BT	BRL 94,289,595
Subtotal	**BRL 134,393,952**
Systems	BRL 2,564,545
Subtotal	**BRL 2,564,545**
Vehicles	BRL 2,050,000
Subtotal	**BRL 2,050,000**
Scanning of MT/BT UC + Telemetry in Feeders	BRL 7,726,129
Subtotal	**BRL 7,726,129**
Total Investments	**BRL 213,236,967**

The works contained in the PIQ were defined based on the information provided and analysis of the investments in progress. Firstly, we drafted a **Base Scenario**, starting with the 2017 PDD, adopting the following assumptions by type of investment and voltage level:

- "AT and MT Expansion": the company's projected annual investment in the 2017 PDD for the period from 2018 to 2022 was considered.
- "BT Expansion": the company's projected annual investment in the 2017 PDD for 2018, 2019 and 2022 was considered. As there were no projected investments for the years 2020 and 2021, the need was estimated for these years by averaging projected investments in 2018 and 2019.
- "AT Improvement": as there were no investments in the 2017 PDD projected for the years 2017 to 2026, the need was estimated for the period from 2018 to 2022.
- "MT and BT Improvement": the annual investment projected by the company in the 2017 PDD was considered for the year 2018. As there were no projected investments for the period from 2019 to 2022, we estimated the need for these years by calculating the annual rate of reduction of the investments attributed by the company in the period from 2017 to 2018, applying it to the amount of resources projected in the previous year to estimate the necessary investments between 2019 and 2022.
- "Renewal": no investments were projected for the period from 2018 to 2022. For this period, the necessary investment was estimated as the amount corresponding to the portion related to the "Regulatory Reintegration Quota ('QRR')" established by ANEEL to Cepisa in the last rate revision occurred in August 2013, adjusted by the IPCA until April 2017.

In addition to these, necessary investments were made in "Computerized Systems". These are investments for the integration of the Project Management System ("SGO") with the Enterprise Resource Planning (ERP) System and the AJURI Commercial System, as well as for integrating the Distribution Technical Management System ("SGTD") with the Commercial System. These investments were allocated in the year 2018.

We present, in Table 19, the **Base Scenario PIQ**, by type of project and voltage level. BRL 1.39 billion of investments are needed in the next five (5) years, and the amount related to 2019 is more significant (concentrates BRL 315.17 million)[20].

TYPE OF PROJECT	2018	2019	2020	2021	2022	Total
AT Expansion	BRL 107,249,607	BRL 41,464,019	BRL 116,748,499	BRL 125.190.167	BRL 73,248,556	BRL 463,900,848
MT Expansion	BRL 80,166,641	BRL 86,824,361	BRL 55,449,274	BRL 10,672,012	BRL 5,746,213	BRL 238,858,501
BT Expansion	BRL 12,675,808	BRL 118,480,701	BRL 65,578,254	BRL 65,578,254	BRL 23,104,877	BRL 285,417,894
AT Improvement	BRL 14,568,913	BRL 14,568,913	BRL 14,568,913	BRL 14,568,913	BRL 14,568,913	BRL 72,844,565
MT Improvement	BRL 10,049,050	BRL 6,428,377	BRL 4,112,233	BRL 2,630,595	BRL 1,682,792	BRL 24,903,047
BT Improvement	BRL 10,147,955	BRL 15,459,395	BRL 23,550,842	BRL 35,877,352	BRL 54,655,559	BRL 139,691,103
Renovation	BRL 31,943,522	BRL 31,943,522	BRL 31,943,522	BRL 31,943,522	BRL 31,943,522	BRL 159,717,610
SGD/SGO/SGTD Integration	BRL 3,000,000	-	-	-	-	BRL 3,000,000
TOTAL	**BRL 269,801,496**	**BRL 315,169,288**	**BRL 311,951,537**	**BRL 286,460,815**	**BRL 204,950,432**	**BRL 1,388,333,568**

In addition to the Base Scenario, an **Alternative Scenario** was prepared according to the following premise of anticipation, for the year 2022, the year prior to the date of the first Periodic Rate Revision ("1RTP") to be applied in the new concession, of investment concession related to the expansion of SEs and the construction of LD, with execution forecasts for the years 2023 and 2024 in the 2017 PDD, representing an amount of BRL 23.73 million, so as to increase the Regulatory Remuneration Base ("BRR"), as shown in Table 20[21]:

[20] The financial amounts presented in this Report are in real currency at April 2017 prices.

[21] In this case, it was assumed that the company will have its privatization process finalized in 2018, having, therefore, a RTP in the year 2023.

Project Description	Estimated Amount
SE MARAMBAIA- EXPANSION	BRL 3,895,827
SE GILBUÊS- EXPANSION	BRL 1,656,088
SE ALTOS- EXPANSION	BRL 3,895,827
SE MARACAÚBA – EXPANSION	BRL 4,800,623
69KV SE MARAMBAIA - SE UNIÃO LD	BRL 8,104,200
SE CASTELO - EXPANSION	BRL 1,378,143
Total Investments	**BRL 23,730,708**

Table 21 shows the resulting **Alternative Scenario PIQ**. Note that the difference between Scenarios is equivalent to BRL 23.730 million, which are the investments that would initially be developed in 2023 and 2024 and were anticipated for the year 2022.

TYPE OF PROJECT	2018	2019	2020	2021	2022	Total
AT Expansion	BRL 107,249,607	BRL 41,464,019	BRL 116,748,499	BRL 125,190,167	BRL 87,602,629	BRL 478,254,921
MT Expansion	BRL 80,166,641	BRL 86,824,361	BRL 55,449,274	BRL 10,672,012	BRL 15,122,848	BRL 248,235,136
BT Expansion	BRL 12,675,808	BRL 118,480,701	BRL 65,578,254	BRL 65,578,254	BRL 23,104,877	BRL 285,417,894
AT Improvement	BRL 14,568,913	BRL 14,568,913	BRL 14,568,913	BRL 14,568,913	BRL 14,568,913	BRL 72,844,565
MT Improvement	BRL 10,049,050	BRL 6,428,377	BRL 4,112,233	BRL 2,630,595	BRL 1,682,792	BRL 24,903,047
BT Improvement	BRL 10,147,955	BRL 15,459,395	BRL 23,550,842	BRL 35,877,352	BRL 54,655,559	BRL 139,691,103
Renovation	BRL 31,943,522	BRL 31,943,522	BRL 31,943,522	BRL 31,943,522	BRL 31,943,522	BRL 159,717,610
SGD/SGO/SGTD Integration	BRL 3,000,000	-	-	-	-	BRL 3,000,000
TOTAL	**BRL 269,801,496**	**BRL 315,169,288**	**BRL 311,951,537**	**BRL 286,460,815**	**BRL 228,681,140**	**BRL 1,412,064,276**

It should be noted that the Base Scenario shall be used for the Company's economic-financial evaluation.

4. References

[1] Wikipedia, “Wikipédia,” [Online]. Available: https://pt.wikipedia.org/wiki/Lista_dos_estados_da_Regi%C3%A3o_Nordeste_do_Brasil. [Accessed 5 9 2017].

[2] Eletrobras, “Eletrobras Distribuição Piauí,” [Online]. Available: http://www.eletrobraspiaui.com/historico.php. [Accessed 4 5 2017].

[3] Eletrobras, "Eletrobras Distribuição Piauí," Eletrobras, [Online]. Available: http://www.eletrobraspiaui.com/historico.php. [Accessed 4 6 2017].

[4] "Wikipédia," [Online]. Available: https://pt.wikipedia.org/wiki/Piau%C3%AD. [Accessed 4 6 2017].

[5] E. D. Piauí, “Projeto Kickoff CEPISA,” 2016.

[6] E. D. Piauí, “Plano Decenal 2017-2026,” 2017.

[7] E. D. Piauí, “Desestatização das Distribuidoras Eletrobras,” 2016.

APPENDIX A - Socioeconomic Characterization of the Concession Area

In order to better characterize the area of activity of the Distributor, socioeconomic information was collected and grouped into four data sets: (a) Demographic, Education and Employment; (b) Access to Services; (c) Income and (d) Violence. In the following items, comparative analysis was performed for each information collected from the company in relation to the data observed in the North and Northeast regions and Brazil's average. This comparison allows to evaluate the degree of similarity/divergence of the socioeconomic indicators of the company in relation to the regions where the companies of the Eletrobras group operate, as well as to compare with the national average.

a) Demographic Information, Level of Education and Unemployment Rate

Table 22 shows, in order, the number of municipalities, area, population, population density per km^2 area, number of households, percentage of population living in rural areas, percentage of illiterate population and unemployment rate in the Distributor's area, as well as average data for Brazil and the North and Northeast Regions.

Region	# Municipalities	Area (km²)	Population (Thousand)	Density (Inhabitants/km²)	# Households (thousand)	% Pop. Rural	% Pop. Illiterate	Unemployment Rate
PIAUÍ	224	252,652	3,207	12,75	957	33%	18%	6%
BRAZIL	**5,567**	**8,497,584**	**204,860**	**24,11**	**68,037**	**15%**	**9%**	**8%**
NORTH	449	3,848,855	17,525	4,55	5,093	25%	11%	9%
NORTHEAST	1,794	1,554,291	56,639	36,44	17,836	27%	17%	9%

Sources: Data on the population were taken from the 2015 PNAD. Number of municipalities and areas were obtained from INPE. Unemployment rate was obtained at IPEA/PNAD for the year 2014.

Piauí is the state with the lowest population density in the Northeast region (12.75), with the Capital (Teresina) being the most populous municipality in the state and the seventh most populous in the Northeast region. Its population is mainly concentrated in urban centers (67% of the population), but has a considerable percentage of inhabitants in rural areas (33%).

b) Access to services

Table 23 shows information on access to services in the state of Piauí, as well as average data for Brazil and the North and Northeast Regions. The table shows percentages of households (i) without garbage collection; (ii) without garbage collection for urban areas; (iii) without water supply through networks; (iv) without water supply through networks to urban areas; (v) without sanitary sewage through networks or septic tank; (vi) without sanitary sewage through networks or septic tank for urban areas; and (vi) without electric lighting located in rural areas.

Table 23 - Service Access Information

Region	% HH without Garbage Collection	% Urb. HH without Garbage Collection	% HH without Water Network Supply	% Urb. HH without Water Network Supply	% HH without Sewage Networks/Septic Tank	% Urb. HH without Sewage Networks/Septic Tank	% Rural HH without electrical lighting
PIAUÍ	31%	4%	13%	2%	15%	3%	5%
BRAZIL	**10%**	**1%**	**15%**	**6%**	**19%**	**12%**	**2%**
NORTH	21%	3%	40%	28%	38%	29%	7%
NORTHEAST	21%	3%	20%	7%	35%	23%	1%

Source: 2015 PNAD.

In Piauí, 31% of the households do not have garbage collection, while 13% do not have water supply through networks and 15% do not have access to a sewage network/septic tank. The percentages of urban households without access to the sewage/septic tank and without water supply through network are low, and lower than the regional and national averages (3% and 2%, respectively, for the state).

c) Income

Income-related information is set out in Table 24, which shows (i) the percentage of households with income of up to 2 Minimum Wages ("S.M."); (ii) the percentage of people living in households with per capita income below the poverty line[22]; (iii) average household income per capita and (iv) GDP (Gross Domestic Product) per capita.

Table 24 - Income Information

Region	% HH w/ Income Up to 2 SM	% Pop. Below Poverty Line	Average Residential Income per capita (BRL)	GDP per capita (BRL)
PIAUÍ	56%	24%	705.31	9,811
BRAZIL	**39%**	**13%**	**1,152.24**	**26,446**
NORTH	51%	22%	782.76	17,213
NORTHEAST	58%	20%	730.24	12,955

Sources: Households with income up to 2 S.M. → PNAD 2015. % Pop. Below Poverty Line and Average Household Income per capita → 2014 IPEA/PNAD; GDP per capita → 2013 Datasus/IBGE.

[22] Equivalent to twice the extreme poverty line. The Poverty Line is based on an estimate of the value of a food basket having the minimum calories needed to adequately supply a person, based on World Health Organization (WHO) recommendations.

Piauí has about ¼ of its population classified as having income below the poverty line, and more than 50% of households have income of up to 2 minimum wages. In relation to the average income and GDP per capita, it presents amounts below the regional and national comparative averages.

d) Violence

Table 25 - Information on Violence shows the number of deaths per aggression for every 100 thousand inhabitants registered in the year 2014. As shown, Piauí shows a death index equivalent to the national average and lower than the regional averages.

Table 25 - Information on Violence

Region	Deaths by Aggression
PIAUÍ	22.6
BRAZIL	**29.4**
NORTH	34.3
NORTHEAST	41.6

Source: 2014 Datasus/IBGE.

APPENDIX B - Consumer Market

Chart 2 summarizes the concepts that facilitate the understanding of the Brazilian rate structure of the electricity sector, such as Service Voltage Levels, Groups, Subgroups and Rate Classes.

Chart 2 - Overview of the Brazilian Rate Structure

Consumers are divided according to the level of service voltage: "AT" (High Voltage), "MT" (Medium Voltage) and "BT" (Low Voltage).
The AT and MT voltage levels belong to Rate Group A and its users are billed with binomial rates of demand and energy. In general, the higher the service voltage, the lower it tends to be at its average rate and the higher its average consumption usually is.

BT belongs to Rate Group B, and its users are billed commonly in monomial rates (energy only). For these clients, rate differentiation is basically carried out through social factors, that is, residential and commercial users pay higher rates than rural and other classes. The figure summarizes the above.

Group A
AT
Subgroup A1
• Service at a voltage equal to or over 230 kV
Subgroup A2
• Service at a voltage of 88 kV-138 kV
Subgroup A3
• Service at the voltage of 69 kV
MT
Subgroup A3a
• Service at a voltage of 30 kV-44 kV
Subgroup A4
• Service at a voltage of 2.3 kV-25 kV
Group B
BT
Subgroup B1
• Residential Service
Subgroup B2
• Rural Service
Subgroup B3
• Service to Other Classes
Subgroup B4
• Public Lighting Service

Figure 8 - Rate Groups and Categories

*There may be a Group B consumer with a supply voltage between 1 kV and 2.3 kV, for example, a rural consumer doing extensive field irrigation.

Users can also be classified by rate class, regardless of their voltage level, namely: (i) Residential; (ii) Low Income Residential; (iii) Industrial; (iv) Commercial; (v) Rural; (vi) Public Lighting; (vii) Public Power; (viii) Public Service; and (ix) Other. In AT, we most commonly observe Industrial Consumer Units ("UC"); in MT, Industrial UC, Public Power or Public Utilities; and in BT, all rate classes.

APPENDIX C - Attendance to Emergency Occurrences

The time indicators of attendance to emergencies do not have specific goals but directly impact the indicators of duration of the downtime. These indicators are calculated monthly by the distributors for each set of consumer units and are expressed in minutes, namely: Mean Time of Preparation ("TMP") - mean value between the awareness of the existence of an event and the moment of authorization for the displacement of emergency personnel; Mean Time of Displacement ("TMD") - mean value between the moment of authorization for the displacement of the emergency care team until the moment of arrival at the location of the event; Mean Time of Execution ("TME") - mean value comprised between the moment of arrival at the location of the event until restoration of the service by the care team; and Mean Time of Response ("TMAE") - a value that represents the sum of all previous times.

Graph 15 shows the evolution of the average times of response to emergencies received by Cepisa between 2015 and 2016[23].

Graph 15 - Mean Times of Service of Emergency Occurrences

2015
TME; 26
TMD; 31
TMP; 364
Total Mean Time = 421 min
2016
TME; 22
TMD; 24
TMP; 388
Total Mean Time = 433 min

Source: ANEEL.

As shown, the Distributor shows a high total mean time of response to emergencies (approximately 7 hours). As a highlight, there is a high contribution of the mean time of preparation in the total mean time of response to the events (about 89% of the total mean time).

High response times - in particular with preparation times of the order of 360 minutes, or 6 hours - may indicate a need to increase teams or improve the dispatch process. The displacement time of around half an hour (28 minutes) is not expressive, given the road infrastructure conditions observed in the concession.

[23] No information is available for the years 2012, 2013 and 2014.

Graph 16 shows the evolution of the number of events with interruption of electricity supply with respect to the total number of events recorded by the Distributor in the years 2015 and 2016. As shown, the company has an increasing number of emergency occurrences.

180.000
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
138.026
0
156.368
95.971
2015
2016
Number of Emergencies
Number of Emergencies with Power Outage

Source: ANEEL.

CEPISA Environmental
Assessment Summary Report

September 18, 2017

National Bank for Economic and Social Development ("BNDES")

Av. República do Chile, 100 Rio de Janeiro/RJ

September 18, 2017 Dear Sirs,

As requested by BNDES and in compliance the with terms and conditions of Electronic Tender AARH No. 51/2016, of OCS Contract No.

28/2017 (the “Contract”) dated February 14, 2017, and the provisions of section 80 of Law No. 13,303/2016, we have prepared this summary containing a presentation of key issues identified by us during the environmental assessment work carried out in Companhia Energética do

Piauí (“CEPISA”).

The scope of our services was limited to the procedures described in item 4.2.7 of Annex I to the Contract. This summary does not include all the issues identified and presented in the Environmental Assessment Report dated May 5, 2017, and should thus be reviewed together with the remainder of the report for a comprehensive understanding of the issues identified.

Our work involved review of documents made available in databases, interviews with managers in charge of the environmental activities of the company and on-site visits to six substation facilities.

The information used in our work was provided by the company's management and reviewed on the premise that it is true and complete. Except as expressly stated in the scope of our work, this information was not subject to testing or verification.

The work carried out does not constitute an examination performed in accordance with financial statement auditing standards. Due diligence works are unregulated and not subject to specific standards; for this reason, the procedures applied in our work were those determined in the Final Tender Protocol, and PwC is not responsible for any inadequacies of such procedures in achieving the goals determined by BNDES. Other matters could have been detected and reported if PwC had been asked to perform additional procedures.

Yours faithfully,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda. acting as consortium leader

/s./ Rogério Roberto Gollo /s./ Luciano Jorge Moreira Sampaio Junior

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary of key issues identified

Below is a summary of key issues identified during the environmental assessment work. This summary does not include all issues identified and presented in the Environmental Assessment Report. Accordingly, it should be reviewed together with the remainder of the report for a comprehensive understanding of the issues identified.

1 Purpose and limitations of the work	2 Summary of key issues identified:

The work was carried out based on review of documents made available in	•	Facilities operate without the required environmental operation license and
databases, interviews with managers in charge of the environmental activities		other licenses such as the Fire Brigade Inspection Service Certificate
of the company and on-site visits to three substation and two maintenance and		(FBISC) and the IBAMA Federal Technical Registration (IFTR)
storage facilities.	•	Noncompliance with the terms and conditions of operating licenses
The purpose of the work was to evaluate key environmental and social issues of	•	Substation noise levels not monitored
CEPISA in light of the applicable laws and regulations, review how such issues
are managed from environmental and social standpoints, and identify potential	•	Lack of documents such as Solid Waste Management Plans (SWMPs) and
deficiencies and situations that may result in significant risks and costs to the		Solid Waste Inventories (SWIs)
company.	•	Incorrect storage and disposal of hazardous solid wastes
The following topics were reviewed: solid wastes, PCB/ascarel, noise,	•	Unlicensed use of artesian wells (drinkability not monitored also)
atmospheric emissions, wastewaters, water resources, permanent preservation
areas, plant suppression, service providers, environmental accidents,	•	Transformer explosion incidents
environmental liabilities, easement trespassing, conflicts with indigenous	•	Oil stains found on non-impervious soils
populations, engagement practices and interaction with surrounding
populations, as well as assessments, fines and consent agreements.	•	Painting activities carried out without environmental controls
	•	Substations and maintenance activities lack appropriate containment
The scope of the work did not include generation of additional data through		systems and oil-water separator boxes
collection and analysis of soil and water, atmospheric emission and wastewater
samples, nor was any evaluation performed for the purpose of checking	•	Old, pre-1980 transformers in use and untested for PCB/ascarel compliance with laws related to workers' health and safety.

Eletrobras System Distributor
Privatization PwC	3

Summary of key issues identified

Below is a summary of key issues identified during the environmental assessment work. This summary does not include all issues identified and presented in the Environmental Assessment Report. Accordingly, it should be reviewed together with the remainder of the report for a comprehensive understanding of the issues identified.

3 Estimate of costs to remedy issues identified

An estimated amount between R$ 15.2 million and R$ 67.2 million, approximately, is required in order to remedy and mitigate some of the previously highlighted issues and their respective potential impacts, as shown in the chart below.

Cost estimates do not include the expense with fines incurred by the company due to noncompliance with any applicable laws and regulations. Fines and assessments provided for in the applicable environmental laws and regulations vary substantially in amount; for this reason, the exact amounts of fines are contingent, among other considerations, upon evaluation by the competent environmental authorities. Furthermore, amounts reported do not include the cost of mitigating issues that depend on non-measurable variables at the time of writing, such as disposal of hazardous wastes and disposal of any equipment containing PCBs.

At present, it is not the intention of PwC to state that these figures are accurate and that they reflect the amounts effectively required to implement each of the proposed actions. In any case, the figures presented in this summary serve as a reference in connection with the privatization process.

In addition to the estimated expenditures, resolution alternatives for each identified issue as well as the potential violation or infringement, if any, that the company is subject to under the applicable environmental laws and regulations, were presented. This information is included in the Environmental Assessment Report dated May 5, 2017.

Eletrobras System Distributor Privatization PwC	4

Annex I - Issue and estimated cost summary chart

Below is a summary of key issues identified during the environmental assessment work. As such, it does not include all of the issues identified and discussed in the Environmental Assessment Report and should thus be read in conjunction with the rest of the report for a comprehensive understanding of the issues identified.

Issue #	Topic	Issue Identified	Cost (in R$)*		
			Minimum	Middle	Maximum
1	Waste	Deficiencies identified in the storage of Class I (hazardous) solid wastes at facilities.	R$11,224,356	R$28,060,890	R$44,897,424
2	Waste	Incorrect disposal of Class I solid hazardous wastes (e.g. paint and lamp bulbs).	Not measurable - Figures are contingent on type of waste, location of company facilities and quantity disposed.		
3	Waste	No Solid Waste Management Plan (SWMP) implemented at CEPISA.	R$5,000	R$10,000	R$15,000

5

Eletrobras System Distributor Privatization
PwC

Annex I - Issue and estimated cost summary chart (cont.)

Issue #	Topic	Issue Identified	Cost (in R$)*		
			Minimum	Middle	Maximum
4	**Waste**	No Solid Waste Inventory implemented at CEPISA	R$5,000	R$10,000	R$15,000
5	**PCB/ascarel**	No evidence of any specific PCB identification test for transformers and other oil-containing equipment in use at company facilities.	R$101,920	R$152,880	R$203,840
6	**PCB/ascarel**	Risk of existing PCB and cross-contamination in other equipment.	Not measurable - The cost to dispose of ascarel waste is contingent, among other considerations, on the number of affected pieces of equipment, the treatment performed, and location of company facilities.		
7	**Noise**	Lack of noise monitoring at the substations.	R$285,200	R$285,200	R$285,200

6

Eletrobras System Distributor Privatization PwC

Annex I - Point summary table and cost estimate (cont.)

Issue #	Topic	Issue Identified	Cost (in R$)*		
			Minimum	Middle	Maximum
8	Licensing	Currently several facilities of CEPISA (substations, distribution lines, power plant, warehouse and telecommunication towers) operate without the proper operating licenses.	R$484,000	R$510,000	R$536,000
9	Licensing	Compliance with the terms and conditions of substation operating licenses (e.g. noise monitoring) is either limited or entirely absent.	R$1,900,000	R$1,900,000	R$1,900,000
10	FBISC	FBISC absent for all CEPISA facilities	R$29,760	R$29,760	R$29,760
11	IFTR	IFTR absent for all facilities	N/A		

7

Eletrobras System Distributor Privatization PwC

Annex I - Issue and estimated cost summary chart (cont.)

Issue #	Topic	Issue Identified	Cost (in R$)*		
			Minimum	Middle	Maximum
12	Atmospheric Emissions	Painting activities carried out at CEPISA facilities lack appropriate environmental control measures.	R$33,000	R$139,000	R$245,000
13	Wastewaters	Lack of containment basins and oil-water separator boxes for substation transformers and/or at locations in which oil-containing equipment is serviced.	R$826,000	R$1,652,000	R$3,304,000
14	Water Resources	Water resources used without appropriate licensing.	R$912	R$3,726	R$6,540
15	Water Resources	Water drinkability not tested at facilities using artesian wells.	R$220	R$1,360	R$2,500

8

Eletrobras System Distributor Privatization PwC

Annex I - Issue and estimated cost summary chart (cont.)

Issue #	Topic	Issue Identified	Cost (in R$)*		
			Minimum	Middle	Maximum
16	**Miscellaneous**	Existing risk of water and soil contamination in substations and facilities (oil stains detected on the soil) resulting from leakages due to improper storage of oily wastes or accidents such as explosions of transformers and oil-containing equipment.	R$340,000	**R$8,075,000**	**R$15,810,000**
17	**Procurement Processes**	Lack of internal controls addressing enforcement of contractual standards and environmental requirements implemented by distributor in its procurement processes.	N/A		
		Total	**R$15,235,368**	**R$40,829,816**	**R$67,250,264**

*Costs are estimated based on the assumptions detailed in the Environmental Assessment Report dated May 5, 2017.

Eletrobras System Distributor Privatization PwC

9

© 2017 - PricewaterhouseCoopers Corporate Finance & Recovery. All rights reserved. In this document, “PwC” refers to PricewaterhouseCo opers Corporate Finance & Recovery, a member firm of the PricewaterhouseCoopers network, or, as suggested by context, the network itself.

Each member firm of the PwC network is a separate and independent legal entity. Please see www.pwc.com/structure for further details on the PwC network.

May, 2017

Privatization of the Eletrobras System's Distribution Companies

Product 8: Assessment Report of Cepisa's Human Resources *(Parts I and II)*

Consórcio Mais Energia B

To
Banco Nacional de Desenvolvimento Econômico e Social National Bank for Economic and Social
Development (“BNDES”)
Av. República de Chile nº 100
Rio de Janeiro - RJ

F.A.O.: Ms. Lidiane Delesderrier Gonçalves - Manager of Contract OCS 028/2017

May 2017

Dear Sirs,

In accordance with our service agreement OCS 028/2017 (“Agreement”), signed between the BNDES and
Consórcio Mais Energia B (“Consortium”) on February 14, 2017, we present the result of the work that we undertook in relation to Privatization of the Eletrobrás System’s Distribution Companies.

The result of our work is set out in the document “Product 08: Assessment Report of CEPISA’s Human
Resources (“Report”), dated May 2017.

Our work was carried out solely for the purpose of advising the BNDES, in its capacity as the party responsible for executing and monitoring the privatization process of the concessionaires in accordance with Decree 8893 of (sic) in CEPISA’s assessment, in accordance with the Agreement and was based on information provided by CEPISA’s management and under the assumption that this information is true and complete. This information was not subject to testing or verification, except as expressly stated in the scope of our work.

In the case of access to the Report by third parties, it should be made available in full, so that the applicable safeguards and limitations be known.

Truly yours,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda., in its capacity as leader of the Consortium

Rogério Roberto Gollo	Marcio José Soares Lutterbach

PwC | Loeser e Portela Advogados | Siglasul	2
This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary
1.	Executive Summary		5
2.	Organizational structure		8
	2.1.	Organizational chart	8
	2.2.	Nature and duties of the bodies:	8
	2.3.	Profile of positions and roles	10
	2.4.	Profile of positions entitled to a bonus (funções gratificadas) and commissioned positions (cargos em
	comissão)		11
	2.5.	Relevant changes to the Organizational Structure	12
3.	Profile of the workforce		13
	3.1.	General information	13
	3.2.	Demographic profile	13
	3.3.	Productive profile of the workforce	15
	3.4.	Development of the workforce	21
	3.5.	Leadership profile	23
	3.6.	Leadership by position	24
	3.7.	Education level of the leadership	25
	3.8.	Length of service of the leadership	26
4.	Staff costs		27
	4.1.	Compensation structure	27
	4.2.	Cost with active employees	29
	4.3.	Interns and apprentices	30
	4.4.	Cost of inactive employees	31
5.	Collective Bargaining Agreements		31
	5.1.	Salary adjustment:	31
	5.2.	Benefits:	32
	5.3.	Payment of other additional amounts:	32
6.	Outsourcing		33
7.	Aspects related to Health and Safety		34
	7.1.	Verification of the existence of health and safety policies and procedures	34
	7.2.	Analysis of the PCMSO	34
	7.3.	Analysis of the PPRA	34
	7.4.	Verification of occupational medical tests	35
	7.5.	Internal Commission for Accident Prevention (CIPA)	35
	7.6.	Survey of work accidents (with/without lost time) and submission of CAT (Communication of accident at
	work)	35
	7.7.	Verification of Delivery of PPE	36
	7.8.	Activity of Occupational Safety Technician	36
	7.9.	Compulsory training courses	37
1.	Staffing and Compensation Plan (PCR)		39
	1.1.	Remuneration structure	40

PwC | Loeser e Portela Advogados | Siglasul			3

	Steps: The number of steps per band varies due to the wage spread defined - guided by internal and external
	market information - and compliance with the methodology governing requirements for accessing the complexity
	levels of each job position		40
	1.2.	Rules of movement:	41
	1.3.	Access requirements:	42
2.	Variable compensation		43
3.	Benefits		43
4.	Performance Management		47
	4.1.	Performance matrix	48
5.	Training and development		49
6.	Organizational climate		51

PwC | Loeser e Portela Advogados | Siglasul			4

1. Executive Summary

     This report consists of the first part of the Assessment of the Human Resources of the distribution company Cepisa, as part of the scope of the project “Assessment of the Privatization Process of the Eletrobras System’s Distribution Companies” contracted by BNDES, by means of the Invitation to Bid “Electronic Auction AARH No. 51/2016” with the consortium Consórcio Mais Energia B made up of PwC (leader of the consortium), Siglasul and the law firm Loeser e Portela Advogados.

     For the preparation of the analyzes and indicators shown below, the documents provided by Cepisa between February and April 2016 were used.

     In this report, we present information in relation to Cepisa’s workforce, taking into account the cut-off date of December 31, 2016. The following assumptions were adopted for the generation and analysis of indicators in relation to personnel:

Takes into account:	Does not take into account:
Employees	Interns
Members of the councils	Young apprentices
Commissioned employees	Pensioners
Employees requisitioned	Retired due to disability
Chief Executive Officer	Employees who left the company as a result of
the voluntary termination incentive program
Employees who left the company in
December/2016
Employees Assigned

     In order to compare the indicators, PwC’s Benchmarking 2016 was used. The indicators were compared with the figures from the Electricity Sector Panel, which is made up of 18 companies in the sector. In case the figures from the Panel were not available, the indicators were compared with the General Market.

· When assessing the indicators generated, we observed:

Taking into account the base date of December 31, 2016, the distribution company’s workforce has 1,934 active employees. This group is made up for the most part of men (86%), with an average age of 44.

· On average, the employees have been with the company for 14 years, and roughly 35% of them have been with the company for more than 20 years.

· The employees are distributed in four broad job positions: fundamental level professional (44%), mid-level operational professional (10%), mid-level support professional (38%) and higher level professional (7%). There are professionals with an education level below and above the level demanded by the public exam. The prevailing education level refers to those who completed high school education (62%), followed by 26% of those who completed higher education.

· Regarding the leaderships, 41% of the leaders are allocated to undergraduate degree positions and 62% of the positions are held by professionals who have been with the company for no more than 10 years. Such characteristics may designate a group that is

PwC | Loeser e Portela Advogados | Siglasul	5

  more inclined to changes and innovation, however with a solid knowledge of the company processes. We have observed that the command range in the Distribution Company (number of employees per leader) is 19, higher than that of other companies in the electric energy sector.
  The average churn rate for the last 5 years was approximately 10%. Such indicator was affected by terminations resulting from the voluntary termination programs in years 2013 and 2014 (294 employees) and by the engagements resulting from the activity in- sourcing process in 2015 and 2016. 6. In 2016, 81.4 hours/year per capita of absenteeism was registered. The percentage of hours not worked due to absenteeism of Cepisa is 4.39%, which is moderately high if compared to the average of the sector (2.51%). In 2016, 72.26 of overtime/year per capita was registered. The analysis of such indicators shows an opportunity of increase of the team’s productivity, with direct impact on costs.
  In terms of professional qualification, an investment was made of approximately 39h/year and R$265.58 (average) per employee to be dedicated to training.
  On average, 7.5% of the staff were on leave in the last 5 years, considering all categories of leave.
  Despite Cepisa presenting consistent Health and Safety policies, the analysis of the number of accidents in the last 5 years shows the opportunity to adopt more effective practices. The accident rate was 6.85 accident in average, aligned to the electric energy market, which is 6.13.
  In relation to personnel management practices, the distribution company operates in an integrated way with the other companies in the Eletrobras System. There are consistent performance evaluation, training and remuneration practices and policies.
  The benefits offered by Cepisa are, in their entirety, established in a collective agreement. It should be noted that the package offered is superior to that usually found in the private sector and that there is no differentiation between the benefits offered to managers and employees of the administrative and operating divisions.

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I.	PART I

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2. Organizational structure
2.1. Organizational chart

As at December 31, 2016, Cepisa's organizational structure was organized as shown below:

Assembleia Geral
Conselho Fiscal
4
Conselho de Administração
2
Auditoria Interna (CAD)
2
Diretoria Executiva
Presidência (PR)
138
Diretoria de Assuntos Reg. e Projetos Especiais (DR)
3
Diretoria de Planejamento e Expansão (DP)
11
Diretoria Comercial (DC)
50
Diretoria Financeira (DF)
23
Diretoria de Gestão (DG)
33

Annual Shareholders' Meeting
Fiscal Council
Board of Directors
Internal Audit Department (CAD)
Executive Board
Presidency
Regulatory Matters and Special Projects Office
Planning and Expansion Office
Commercial Office
Financial Office
Management Office

A great concentration of employees in some organizational units of the company is observed while some areas have a low number of employees with employment relationship. Therefore, there are opportunities for streamlining the structure, by means of the reorganization of the areas, facilitating the flow of communication and the decision-making flow.

2.2. Nature and duties of the bodies:

Joint bodies
These are representation, supervision and decision-making bodies made up of representatives from both the public and private sectors.

General Shareholders' Meeting: The General Shareholders' Meeting, called and convened in accordance with the legislation and the company's by-laws, has the power to decide on all matters relating to the Company's purpose and make those decisions that it deems to be appropriate for its protection and development.

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Board of Directors: the Company’s management’s highest joint decision-making body, whose purpose is to set the general direction of the Company’s business by means of fundamental management guidelines, as well as the superior control of the Company, by inspection of compliance with the guidelines established by it, monitoring the implementation of the approved programs and verification of the results obtained.

Fiscal Council: Joint decision-making body which is responsible for overseeing the actions of the company’s managers and verifying compliance with the Company’s legal and statutory duties, examining its financial statements, as well as other powers set forth in specific legislation.

Internal audit department: To verify compliance with the guidelines and internal and external normative acts, by means of examining the procedures, records, files, documents and figures of the functions and activities carried out by the Company.

Executive Board: To ensure the smooth operation of the Company, and to this end, is endowed with the powers to administer and manage the business, being able to decide on issues regarding the corporate purpose, except those which by their nature or by the company’s by-
laws are the responsibility of the General Shareholders’ Meeting or of the Board of Directors. It
is overseen by the Chairman of the BD and is made up 6 (six) members, with a term of office of 3
(three) years, with re-election being permitted. It consists of the local Chief Executive Officer and 5 (five) corporate officers. Regular meetings are held on a weekly basis, and extraordinary meetings are held whenever necessary. The members of the Executive Board are elected by the
Company’s Board of Directors.

Higher management bodies: presidency and offices
The bodies responsible for the planning, coordination and control of its specific activities, defined in the Bylaws and in the Company’s Organization Manual.

     Presidency: The company’s political-administrative direction and representation are the responsibility of the Presidency, by means of the actions of the Chief Executive Officer.

     Commercial Office: It is the responsibility of the Commercial Office to plan, direct, supervise, coordinate and control the activities related to the Company’s commercial relationship with its consumers, in accordance with what is laid down in the concession agreement and the current legislation, as well as those activities related to market projections and energy purchases.

     Financial Office: It is the responsibility of the Financial Office to plan, direct, oversee, coordinate and control the activities related to general and cost accounting, accounts payable and receivable, budget, treasury, tax and fiscal management, asset control, insurance, fundraising and investments.

     Management Office: It is the responsibility of the Management Office to plan, direct, supervise, coordinate and control those activities related to personnel management, training and development, occupational health and safety, labor and union relations, supplies and management of materials, transport, information technology, organization and methods, documentation and filing and general services.

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     Expansion Office: The Expansion Office is responsible for planning, directing, supervising, coordinating and controlling the activities related to the planning and implementation of the expansion of the distribution and sub-transmission electrical systems, in such a way as to guarantee meeting the demand from the consumer market for energy in the concession area, as well as activities related to the environmental management and monitoring of the Company’s activities.

     Regulation and Special Projects Office: The Regulation and Special Projects Office is responsible for planning, directing, supervising, coordinating and controlling activities related to technical, commercial and economic-financial regulation, as well as those related to research projects and development, energy efficiency, the ombudsman department and special projects, in accordance with what is laid down by the concession agreement and the current legislation.

	On December 31, 2016, Cepisa’s workforce was made up as shown in the table below.
	Category	Number
a.	Employees in permanent positions*	1,919
b.	Employees required by other bodies and spheres	6
c.	Employees with no employment relationship with the public	2
	authorities (commissioned employees)
d.	Members of the board	6
e.	Chief Executive Officer	1
Total (a+b+c+d-e)		1,934
	*3 employees with suspended contract were disregarded.

     In addition to the professionals above, trainees and young apprentices are also a part of Cepisa’s workforce:

	Category	Number
a.	Young apprentice	33
b.	Interns	31
Total (a+b)		64

2.3. Profile of positions and roles

     In line with the provisions of the Eletrobras System’s Staffing and Compensation Plan (PCR), Cepisa’s employees are distributed across four broad job positions:

Broad Job Positions	Levels of complexity	Function

Fundamental Level Professional		§	Assistant Electrician
(PF)	I, II	§	Meter reader
		§	Electrician-Driver
Mid-Level Support Professional	I, II, III and IV	§	Administrative Support
(PMS)		§	Accounting Technician

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		§	Electrical Technician,
Mid-Level Operational		§	Telecommunications Technician
Professional (PMO)	I, II, III and IV	§	Safety Technician
		§	Electronics Technician

		§	Lawyer Administrator
		§	Social Communication Analyst
		§	Information and Technology

		§	Archivist Communications Analyst
		§	Social Assistant
Higher Level Professional (PS)	I, II, III and IV	§	Accountant
		§	Economist
		§	Civil Engineer
		§	Electrical Engineer
		§	Occupational Safety Engineer
		§	Occupational Physician
		§	Organizational Psychologist

     Note: The PCR also defines the position of Researcher Professional, but this was not adopted by the Distribution Companies.

2.4. Profile of positions entitled to a bonus (funções gratificadas) and commissioned positions (cargos em comissão)

     Positions entitled to a bonus are performed by permanent employees, who hold the leadership and advisory positions:

Category	Number
Assistant	9
Manager	80
Location Leader	15
COI Leader	1
President of the CPL	1
Auctioneer	2
Superintendent	1
LIES Supervisor	4
113

     In addition to the positions entitled to a bonus, Cepisa has employees who have no employment relationship with the public administration, who hold commissioned positions (this model of contracting is provided for in Article 37, sub-item II of the Constitution).

Category	Number
Executive Officer Assistant	2
Total	2

     In total, Cepisa’s staff includes 115 employees in positions entitled to a bonus and commissioned positions.

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2.5. Relevant changes to the Organizational Structure 2.5.1. Voluntary Termination Incentive Program (PID)

     In 2013 and 2014 all the Eletrobras System’s distribution companies implemented the Voluntary Termination Incentive Plan (PID). The following were considered as eligible: employees that had a permanent employment relationship with the distribution company for at least 20 years, taking into account the month of termination, or that retired under the INSS, regardless of the length of their employment relationship with the distribution company. Signing up for the plan was on a voluntary basis and required the employees to make a request for voluntary termination.

294 employees left the company, distributed in two stages:

The· terminations were carried out in two stages:

· Stage 1 (July 2013 to December 2013) – 18 terminated employees Stage 2 (January 2014 to November 2014) – 276 terminated employees

     Those terminated under the PID continued to receive medical assistance benefits, for a determined· period, in accordance with the stage during which they were terminated:· Stage 1 - 60 months of continued medical assistance and Stage 2 - 12 months of continued medical assistance.

2.5.2. Approval of the new organizational structure 2017

     On January 10, 2017, Cepisa’s Executive Board approved changes in the organizational structure. Among the organizational changes, highlight goes to the fact that two management departments subordinated to the Presidency Office underwent a change in name:

Former Name (2016)	New Name (2017)
Planning and Monitoring Department	Planning, Sustainability and Monitoring
Department
Risk, Insurance, Control and Integrity
Sustainability and Conformity Department	Department

In addition, there were also employees who held positions entitled to a bonus who were removed with other people being appointed to these positions.

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3. Profile of the workforce
3.1. General information

Cepisa has 1,934 active employees. On the payroll for the month of December 2016, in addition to the active employees we have assigned employees, pensioners, people who have retired due to disability and employees who have been terminated, interns and apprentices, adding up to a total of 2,049 people. We use the base of 1,934 active employees in order to calculate and analyze the indicators.

3.2. Demographic profile
3.2.1. Gender

Men account for 86% of Cepisa's workforce, while women represent a mere 14% of the workforce, which is justified by the nature of the Company's operations. As the hiring regime is by means of public exam, the Distribution company does not have any specific policies aimed at encouraging the hiring of women. However, the collective bargaining agreement has a "Gender/race/ethnicity equity guarantee" clause that encourages, along with other behavior, the dissemination of the guidelines contained in the II National Plan of Policies for women.

Therefore, even if it is not by means of recruitment, it is possible to develop programs to encourage careers for women, as a way of promoting diversity.

Concentração de empregados por gênero
14%
86%
Mulheres
Homens

Concentration of employees by gender
Men
Women

3.2.2. Age

The average age of the active employees is 43 (which is slightly higher than that of the electric energy market's average, which is 40). It is also verified that 74% of the workforce is older than 35.

It is understood that professionals in this age-bracket are already mature professionals with very substantial experience and are therefore valuable to the Distribution company. The likelihood is that these professionals will not require major investments in basic training, but may need ongoing training for the purpose of recycling and/or improvement.

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On the other hand, this can be a point of attention when implementing change initiatives. A company with younger characteristics may be more adaptable to new business models, new work formats and, most importantly, more prone to innovation.

Concentração de empregados por geração
26%
37%
37%
=< 34 anos
35 a 55 anos
=> 56 anos

Comparativo Painel Energia
Idade média
40 anos

Concentration of employees by generation

24.4%
<34 years old
58.3%
between 35 and 55 years old
17.3%
> 56 years old

Energy Panel Comparison
Average Age
40

3.2.3. Education Level

More than half of Cepisa's employees has at least complete senior high school (62%), such amount is higher if compared to the electric energy market's average which is 56%. The remainder is split between employees who have a bachelor's degree (26%), an average below that of the market (37%); The Distribution Company also has employees that have only completed basic education (7%), this data is aligned with that of the market (6%).

There are also employees who have not completed basic education (5%). These professionals joined the Distribution Company before 1988, without any public exam, for positions which did not require basic education (at present, positions for those who have not completed basic education are not foreseen in the Distribution Company's Staffing Plan).

It should be emphasized that, according to the information declared by Cepisa's Human Resources Area, the system used does not comprise the entry of information of education level above bachelor's degree. Therefore, there may be employees above such education level, but such information was not possible to collect.

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Grau de escolaridade
Superior completo
26%
Ensino Médio completo
62%
Fundamental completo
7%
Fundamental incompleto
5%

Comparativo Painel Energia

Escolaridade
Ensino fundamental: 6 %
Ensino médio: 56 %
Ensino superior: 37 %

Education Level
Graduate degree
Complete higher education
Complete high school
Complete elementary education
Incomplete elementary education

Energy Panel Comparison
Education level
Elementary education 6%
High school 56%
Higher education 37%

3.3. Productive profile of the workforce

3.3.1. Distribution by position

As defined in the Staffing and Compensation Plan, Cepisa's employees are distributed across four types of broad job positions:

- Fundamental Level Professional (FP)
- Mid-Level Support Professional (PMS)
- Mid-Level Operational Professional (PMO)
- Higher Level Professional (PS)

We must emphasize that employees that have not signed-up to PCR, transferred employees, directors, chief executive officer and commissioned positions, are not classified under such broad job positions and were considered in the "Other" category.

It is noted that the major part of the employees (44%) hold fundamental level positions and only 7% are allocated in broad job positions.

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Concentração de empregados por cargo amplo
1%
7%
44%
38%
10%
Profissional de Nível Fundamental
Profissional de Nível Médio Operacional
Profissional de Nível Médio Suporte
Profissional de Nível Superior
Outros

Concentration of employees by broad job position
Fundamental Level Professional
Mid-Level Operational Professional
Mid-Level Support Professional
Higher Level Professional

Among the 1,934 active employees, there are 3 who are part of the Boards of Directors and 3 who are part of the Fiscal Council.

There are also 489 active retirees. This workforce characteristic may represent an opportunity to reduce costs, since professionals who have already retired may have higher compensation. On the other hand, due to their highly experienced professionals they may be valuable to the company.

3.3.2. Employees with disabilities (PCD)

The Quotas Law (Law No. 8213 of July 1991) makes it compulsory to fill between 2% and 5% of the positions on the work force with rehabilitated or disabled professionals.

At present 1.96% of Cepisa's employees are classified in the PCD category, not meeting the minimum quota required by the legislation which, in the case of companies with more than 1,000 employees determines that 5% of the workforce should be made up of disabled people. This situation may generate labor exposure risk.

PCDs quota
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
5%
1,96%
Cota Atual
Meta

Current quota
Target

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3.3.3. Assessment of education level by broad job position

Cross-referencing the education level information and the broad job position information, we observe that among the active employees there are professionals with an education level below and above the level demanded by the broad job position.

Among the mid-level professionals (operational and support), 25% have at least a bachelor's degree. Therefore, there are professionals allocated to fundamental level positions who have completed high school education (60%) and higher education (14%).

This point can be viewed from two angles: this situation can lead to de-motivation and, consequently, a drop in productivity and an increase in indicators such as absenteeism and the churn rate. On the other hand, there is an opportunity to make better use of these employees who could perform more qualified functions.

Those professionals, who have a lower education level than that required by their position, are part of the employees who joined the company without having to take a public exam, prior to 1988: they are employed in fundamental level positions without having completed elementary education (12%) and are employed in mid-level positions having only completed elementary education (2%).

It must be emphasized that the Distribution Company did not supply information on the education level of its Directors.

Cargo X Escolaridade
120%
100%
80%
60%
40%
20%
0%
14%
60%
14%
12%
14%
85%
2%
28%
70%
2%
99%
1%
31,58%
53%
11%
5%
Profissional de Nível Fundamental
Profissional de Nível Médio Operacional
Profissional de Nível Médio Suporte
Profissional de Nível Superior
Outros
Fundamental incompleto
Fundamental completo
Ensino Médio completo
Superior completo
Não informado*

Job position versus Education Level
Fundamental Level Professionals
Mid-Level Operational Professionals
Mid-Level Support Professionals
Higher Level Professionals

Incomplete elementary education
Complete elementary education
Complete high school
Complete higher education
Complete graduate degree

3.3.4. Length of Service:

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On average, Cepisa's employees have 14 years of service at the company. This indicator is in line with what is seen in the Electric Energy Panel, where the average length of service is one of 13 years.

35% of employees have been working at the company for less than 1 year, while 35% of employees have been working at the company for over 20 years. This characteristic enables the organization to explore the enthusiasm of new hires and use the knowledge and experience of older employees as an internal source of improvement.

Due to the public exam held in 2014, with the possibility of those who were approved being called up until 2016, there is a high percentage of employees who have been with the company for no more than three years (43%). Ensuring that knowledge is transferred from those employees who have been with the company for the longest period to the younger employees is a critical success factor.

Efetivo por tempo de serviço
40%
35%
30%
25%
20%
15%
10%
5%
0%
35%
8%
2%
21%
0%
35%
Menos de 1 ano
Entre 1 e 3 anos
Entre 3 e 5 anos
Entre 5 e 10 anos
Entre 10 e 20 anos
Acima de 20 anos

Comparativo Painel Energia
Tempo de serviço médio
13 anos

Permanent employees by length of service
Less than 1 year
Between 1 and 3 years
Between 3 and 5 years
Between 5 and 10 years
Between 10 and 20 years
More than 20 years

3.3.5. Churn Rate:

Energy Panel Comparison
Average length of service - 13 years

The personnel churn rate or turnover indicator takes into account the admission and termination figures for the period considered.

The average churn rate of the electricity market is 7%. Cepisa's churn rates exceeded the average of this market in the past 5 years (approximately 8%).

In recent years, the churn rate was influenced by two factors:

- Voluntary Termination Incentive Plan (PID), in 2013 and 2014;
- Hiring of staff to meet the in-sourcing target for some positions in 2015 and 2016.

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The last public exam was held in 2014, and it was valid until 2016. In these years, staff was hired due to in-sourcing needs.

Although it implies admission and termination costs, an adequate churn rate within companies ensures that renewal of the workforce, maintaining productivity and motivation levels.

Rotatividade
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
800
700
600
500
400
300
200
100
0
18%
680
19
7%
150
18
2%
9
35
14%
306
22
1%
19
23
2016
2015
2014
2013
2012
Nº admissões no ano
Nº desligamentos no ano
Turnover

Comparativo
Painel Energia
Rotatividade média
7 %

Energy Panel Comparison
Average churn rate - 7.00%

Churn Rate
No. of admissions in the year
No. of terminations in the year
Turnover

3.3.6. Absenteeism:

The absenteeism rate takes into account the employee's absence due to arriving late or absences and is presented as a percentage of the potential working hours that were not actually fulfilled.

At Cepisa, the average absenteeism rate in 2016 was one of around 4.39%, or 75% higher than the average of companies of the Electricity sector.

Cepisa's Absenteeism Rate (in percent)				
2016				
4.39%				

Comparativo
Painel Energia
Absenteísmo médio
2,51 %

Energy Panel Comparison
Average absenteeism rate - 2.51%

Reducing absenteeism levels may represent an opportunity to reduce costs with overtime and other staff related costs.

3.3.7. Employees On Leave:

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The employees on leave indicator shows the percentage of employees who are on leave in relation to the total number of permanent employees.

Over the last 5 years, Cepisa has shown an average 4% of its permanent employees on leave (taking into account all of the reasons). The absolute percentage may be regarded as a low one, but, on average, it represents 60 workers less in the workforce of active employees over the period of one year. The indicator is in line with the market average in general (3.38%).

	2016	**2015**	**2014**	**2013**	**2012**
% of employees who are on leave by comparison with the total number of permanent employees	4%	4%	4%	5%	4%

Among the reasons for employees being on leave, it is noted that, in 2016, the main cause was "non-work related diseases," with impact on approximately 50% of the number of Cepisa's employees on leave.

Although the Distribution company has health and safety policies at work, there are opportunities for more effective actions, in an attempt to reduce these indices that have been increasing in recent years, since they have a direct impact on payroll costs and on the health of the work environment.

Reasons for employees being on leave	**Number of employees on leave**				
	2016	2015	2014	2013	2012
Work-related accident or illness	6	2	0	1	5
Retirement due to disability*	28	24	17	25	27
Non-work related illnesses	39	18	23	26	14
Maternity leave	6	5	5	5	6
Total number of employees on leave	**79**	**49**	**45**	**57**	**52**

* Retired employees who continue to have an employment relationship with the Distribution by court decision.

If we only take into account the figures regarding employees who are on leave due to illness and accidents, excluding those related to maternity leave, and comparing them with the average figures regarding employees on leave in the general market, we can see that the percentage of employees is far above the average observed in the market in general (3.38%):

Cepisa employees on leave due to illness or accident (in percent)				
2016	**2015**	**2014**	**2013**	**2012**
8.84%	7.16%	7.30%	6.73%	7.40%

Comparativo Mercado Geral
Afastamento por doença ou acidente
3,38%

General Market Comparison
Employees on leave due to illness or accident 3.38%

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3.3.8. Overtime:

The average overtime rate per capita of the last 5 years analyzed was one of approximately 72.26 h/year. It is worth mentioning that overtime and its payment must be authorized by the employee's manager.

The category's collective agreement provides for the payment of overtime worked in accordance with the current legislation. We have not adopted a compensatory time off scheme approved by the union.

Overtime per capita (in hours)				
2016	2015	2014	2013	2012
59.76h	72.56h	83.36h	72.41h	73.21h

The average percentage of overtime in the last 5 years, which takes into account the number of hours of overtime worked in relation to the potential number of overtime hours is 3.3%. It should be noted that this overtime index is below that which is observed in the general market.

Overtime (in percent)				
2016	2015	2014	2013	2012
3.2%	3.2%	3.6%	2.4%	2.8%

Comparativo Mercado Geral

Horas extras
5,3 %

3.3.9. Tenure:

General Market Comparison
Overtime - 5.3%

At present, the Distribution company has 52 employees who have employment tenure as provided by legislation or established by a collective agreement:

- Members of CIPA (Internal Accident Prevention Committee) - 26 employees
- Union leaders - 26 employees.

3.4. Development of the workforce

3.4.1. Performance assessment

Cepisa annually carries out a performance assessment of its employees. The assessment process includes the Assessment of Competences and the Assessment of Targets. The first of these consists of the Individual Assessment of skills and is made by the manager with the employee who is under his/her command. The second of these refers to the Corporate Target result, stipulated by the CMDE (Corporate Performance Targets Agreement) and the Team Targets monitored by means of the Visible Management program. Skills and targets are evaluated by means of the following concepts:

Skills	Targets

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AE - Above expected	S - Exceeds
A - Meets	A - Meets
AP - Partially meets	AP -Partially meets
NA - Does not meet	NA - Does not meet

The final result of the assessment is given by combining the results of the skills assessment and the targets assessment and is expressed as a number ranging from 1 to 16. This figure reveals the employee's position in a 16-quadrant matrix. Depend on his/her position, the employee receives appropriate training actions and is eligible for promotion or salary increase due to merit.

Results Matrix
NA
AP
A
S
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
AE
A
AP
NA
Competências
Resultados

Skills
Results

Source: Eletrobras System's Performance Management System

Employees who are on leave during the assessment cycle, employees in commissioned positions, board members and executive officers do not carry out the performance assessment. Additionally, we have only considered the employees included in the payroll in December 2016, less the employees terminated, totaling 1,172 employees in this analysis.

Analyzing the results of the assessments, it can be noted that, 30% of the employees are classified as "Above expected" in the assessment of competences. This indicator may indicate an overestimated assessment.

Result of the assessment			
Skills		**Targets**	
AE – Above expected	30%	S - Exceeds	0%
A – Meets	57%	A - Meets	14%
AP – Partially meets	10%	AP – Partially meets	84%
NA – Does not meet	3%	NA – Does not meet	1%

Good market practices indicate that, on average, 70% of the employees assessed receive a "Meets" assessment and the rest are distributed between "Does not meet", "Partially meets" and "Exceeds" (with the latter group generally being restricted to 5% of those assessed).

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3.4.2. Hours of training

In 2016, Cepisa registered a total of 75,014 hours of training, which represents a per capita investment of approximately 38.79h/year (approximately 5 days) set aside for training courses at a cost of R$513,640.07 (R$265.58 *per capita*).

Investimento em treinamentos per capita
R$265,58
38,79
horas
R$ 0,00
Horas
Valor
Investimento

Investment in training per capita
30.52 hours
Hours
Investment
Amount

In 2015, in accordance with the Management Report, we performed actions aimed at developing the competences of our employees through the People Development Department. The Company provided 34,043 hours of training, or an investment of approximately 27h/year *per capita* (approximately 3 days) dedicated to training programs, at the cost of R$462,605.09.

Comparing the data in 2015 and 2016, the number of hours and the amount invested in training programs increased significantly. This increase was due to the large volume of hires in 2016, due to the in-sourcing process.

3.5. Leadership profile

Of the 1,934 active employees, leadership accounts for 5.3% of the total. Employees who perform the following functions are regarded as leaders:

- CPL Chairman
- Manager
- Location Leader

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- COI Leader
- Superintendent
- LIES Supervisor

Concentration of employees by function
5,3%
94,7%
Liderança
Administrativo e Operacional

Leadership
Administrative and Operational

The breadth of command demonstrates, on average, how many employees there are under the responsibility of each leadership. The average breadth of command at Cepisa, taking into account the number of employees at leadership levels and in administrative and operational positions, is one of approximately 19 employees per leader.

Comparative analysis with figures from other companies in the electricity sector shows that in this market, on average the practice is one of 13 employees per leader, within the parameters considered ideal for ensuring good reporting and control dynamics.

Accordingly, we observed that the command range at Cepisa is above the average of the electricity market. The adequacy of the breadth of command may contribute to the optimization of the organizational structure, generating productivity, improving the flow of processes and information and contributing to the streamlining of the work.

Breadth of command Cepisa (2016)
19

Comparativo Painel Energia
Amplitude de comando
13

Energy Panel Comparison
Breadth of Command - 13

3.6. Leadership by position

Most part of the leadership has higher level (41%). 26% of leaders are in mid-level support positions, 26% are in mid-level operational positions, and 7% are in a fundamental level.

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Concentration of leadership by position

7%
26%
26%
41%
Profissional de Nível Fundamental
Profissional de Nível Médio Operacional
Profissional de Nível Médio Suporte
Profissional de Nível Superior

Fundamental Level Professionals
Mid-Level Operational Professionals
Mid-Level Support Professionals
Higher Level Professionals

The leadership includes 102 employees distributed across the following positions:

Categories	Number
Advisory Manager	3
Audit Manager	1
General Sec. Manager	1
Area Manager	55
Department Manager	17
Project Manager	3
COI (Integrated Operations Center) Leader	1
Leader of Location I and II	15
President of the CPL	1
Superintendent	1
LIES Supervisor	4

3.7. Education level of the leadership

Despite the allocation of leaders in broad positions of fundamental level, we observed that all employees in leadership positions have, at least, a mid-level education. Among the leaders, 62% completed higher education and 38% completed senior high school. These characteristics may be important in a possible re-adjustment of the company with a new personnel plan. However, in addition to academic education, it is necessary to assess the technical and behavioral skills of these professionals in order to identify whether or not there is inadequacy in the occupation of these positions.

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Grau de escolaridade da liderança
Superior completo
62%
Ensino médio completo
38%
Fundamental completo
0%
Fundamental incompleto
0%

Education level of the leadership
Complete graduate degree
Complete higher education
Complete high school

It is worth mentioning that we have no information about leaders whose education level is above higher education, since the Cepisa system does not include such information.

3.8. Length of service of the leadership

The group of leaders is concentrated on professionals with a length of service between 6 and 10 years. 62% of the leadership positions are held by professionals who have been with the company for 6 to 10 years, which may indicate that the professionals have good experience and knowledge about our processes.

Also, 24% of professionals in leadership positions have worked at the company for over 30 years, and approximately 13% of professionals have worked at the company for less than 5 years.

Leadership by length of service
70,0%
60,0%
50,0%
40,0%
30,0%
20,0%
10,0%
0,0%
4%
9%
62%
0%
2%
24%
Menor que 1 ano
1 a 5 anos
6 a 10 anos
11 a 20 anos
21 a 30 anos
Maior que 30 anos

Between 1 and 5 years
Between 6 and 10 years
Between 11 and 20 years

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Between 21 and 30 years More than 30 years

4. Staff costs

     The analysis of Cepisa’s staff costs was based on the payroll reports for December 2016. The costs presented do not include payment of the 13th salary.

     In the documents and reports provided by the Distribution company, the following types of employment relationships included on the payroll (receiving some kind of compensation) were identified:

	Category	Number
	EMPLOYEE	1,919
ACTIVE	COMMISSIONED POSITION	2
	DIRECTOR	6
	CHIEF EXECUTIVE OFFICER	1
	REQUISITIONED	6
	RETIRED DUE TO DISABILITY	7
INACTIVE
	PENSIONER	31
	YOUNG APPRENTICES	33
OTHERS	INTERNS	31
	Total	2,036

     The figures and analyses shown below only take into account the 1,934 employees deemed to be active.

4.1. Compensation structure

Cepisa’s compensation structure is made up of the following items:

Fixed compensation:

· Salary - established in accordance with the Staffing and Functions Plan, according to positions and complexity. The current salary table can be found in item 1.1, Part II;· Compensation received for vacations, maternity wages and sick pay;· Fees - paid to employees who exercise the function of Executive Officers or members of the Board of Directors and who do not receive a salary;

· Incorporated bonus - bonuses that were incorporated into the salary and which the employee does not stop receiving;· Additional amounts for length of service – additional amounts incorporated to the salary, paid according to the specific term contained in the Distribution company’s collective agreement.

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Variable compensation:

     This takes into account the payment of Profit Sharing. The rules for this payment are described in item 2, Part II.

Benefits:

Benefits paid in December 2016 include the following items:
Support for Health and	Support for Education	Family Support
Well-being
Reimbursement for	Educational allowance	Reimbursement for
medications used on a		babysitters
continuous basis
Reimbursement for	Reimbursement for	Day Care Center allowance
medications	undergraduate degree studies
Gym reimbursement	Reimbursement for graduate
degree studies
Medical-hospital treatment
Meal ticket
Life insurance
Transport allowance

     The rules established for payment of the above benefits are specified in section 6 of this report.

Additional Pay:

· Allowance for health hazard;· Risk premium;· Allowance for hardship;· Allowance for night work;

· Allowance for position entitled to a bonus;

· Special bonus for the executive board/board of directors;

Other items (representing one-off payments):

· Overtime;· On call;

· Allowance for relocation;· Travel allowance.

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4.2. Cost with active employees

Total personnel cost for the month of December 2016, taking into account active employees, is R$15,621,602.74. The costs of the 13th salary incurred in December, which amounted to R$11,211,546.62, were not taken into account. Moreover, this calculation does not take into account charges or discounts:

	Dec/2016
Total personnel cost*	R$15,621,602.74

* Includes gross compensation, before discounts or charges.

Analyzing the cost structure, we can see that fixed compensation accounts for 72%, variable compensation accounts for 7%, benefits account for 7%, additional amounts paid account for 10% and other items account for 4%.

Breakdown of personnel cost

100%
0%
58%
11%
10%
15%
6%
Outras rúbricas
Adicionais
Benefícios
Remuneração variável
Remuneração
Other items
Additional amounts paid
Benefits
Variable compensation
Fixed compensation

Total Personnel Cost

Type of Compensation	Total	Per capita
Fixed compensation	R$ 9,098,018.16	R$ 4,704.25
Variable compensation	R$ 1,665,594.14	R$ 861.22
Benefits	R$ 1,660,738.05	R$ 858.71
Additional amounts paid	R$ 2,276,511.27	R$ 1,177.10
Other items	R$ 920,741.12	R$ 476.08
Total	R$ 15,621,602.74	R$ 8,077.35

55% of the Additional Amounts Paid are due to payment for carrying out positions entitled to a bonus for hazardous working conditions, which came to a total of R$1,482,871.03.

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Dec/2016
Amounts paid for risk premium	R$1,482,871.03

When we divide the total personnel cost (which takes into account the above items, except for variable compensation) by the number of active employees, we arrive at the cost per capita. It can be noted that this ratio is 44% lower than that observed in the electrical energy companies.

Cepisa per capita personnel cost (excluding variable compensation)
R$7,216.14

Comparativo Painel Energia
Custo total de pessoal per capita mensal (R$)
R$ 12.992,83

Energy Panel Comparison
Total monthly per capita personnel cost (R$)
R$12,992.83

Analyzing personnel costs by position, we find that the costs of employees in fundamental level positions account for the greater part of the expenses (34%), while costs with employees in higher level positions account for a smaller part of the expenses (18%).

Personnel cost by broad job position

50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
34%
44%
18%
10%
28%
38%
18%
7%
2%
1%
Profissional de Nível Fundamental
Profissional de Nível Médio Operacional
Profissional de Nível Médio Suporte
Profissional de Nível Superior
Outros
% de empregados por cargo amplo
% do custo de pessoal por cargo amplo

Fundamental Level Professionals
Mid-Level Operational Professionals
Mid-Level Support Professionals
Higher Level Professionals
% of employees by broad job position
% of personnel cost by broad job position

4.3. Interns and apprentices

In addition to the employees, the payroll also includes interns and apprentices.

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Employment Relationship	Number	Cost
Apprentices	33	R$33,736.34
Interns	31	R$12,042.31

The internship program includes higher education and senior high school students. The value of the scholarship for senior high-school interns is R$250.00, and R$360.00 for higher education interns.

     Trainees are entitled to a R$7.33 transport allowance and a R$8.68 meal ticket per day of internship, as well as collective life insurance.

     For apprentices, the normal payment is R$528.00. Like the interns, the apprentices receive meal tickets, a transport allowance and personal accident insurance.

4.4. Cost of inactive employees

     In addition to the cost of employees, the payroll also includes payments to inactive employees:

     Pensioners, by judicial determination, receive a pension that total a cost of R$28,406.05. This payment is granted to people who are not part of the workforce and who have suffered accidents related to the electricity network.

5. Collective Bargaining Agreements

     The Collective Bargaining Agreement is valid nationwide and covers 100% of the employees, and its clauses cover all six Distribution companies analyzed. In addition to this instrument, the company also has a Specific Profit Sharing Agreement.

Over the years the definitions established in previous years have been maintained.

Document	Coverage
Collective bargaining agreement 2016 - 2018	Its clauses cover all the Distribution companies.
Nationwide undertaking
Specific collective bargaining agreement 2016 -2018
Specific undertaking
Specific clauses in the Collective Bargaining	Specific clauses for Cepisa.
Agreement by distribution company
Specific undertaking

5.1.Salary adjustment:

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With regard to the salary increase, under the current agreement the adjustment was 9.28%.

It is usual to establish a 5% advance on the category’s base date (May), with the difference between the advance and the percentage increase granted under the agreement being paid retroactively.

Collective Bargaining	Salary readjustment percentages
Agreement (in percentage)
2012-2013	6.60%
2013-2015	7.90%
2015-2016	8.18%
2016-2018	9.28%

5.2. Benefits:

     The collective bargaining agreement establishes the benefits that the Distribution companies’ employees are entitled to. The full list can be found in Part II, item 3. The face value of benefits is generally adjusted by percentages aligned with the percentage defined for the salary increase.

5.3. Payment of other additional amounts:

     In addition to the benefits, the collective bargaining agreement and its specific terms provide for the payment of additional amounts. The main elements are shown below:

Clause	Description of the agreement
Allowance for hardship	Payment of 7.5% on top of base salary, plus Additional Pay for length of service, for employees who work on continuous rotating shifts.
Allowance for health hazard	Calculation basis will be the lowest salary in Eletrobras’ salary matrix. It is restricted to percentages of 40%, 20% and 10%, according to the level of unhealthiness classified as maximum, average and minimum levels.
Allowance for night work	Payment of additional amounts for the employees’ extended hours, provided that the working hours occur entirely during the nighttime period.
Risk premium	Indicates adoption of the payment criteria established under Law 12740/2012 for employees who joined the company prior to 12/08/2012.
Overtime	Calculated in accordance with applications of the percentages established in the applicable legislation.
Remuneration for substitution	Amount granted non-cumulatively to the bonus payment for the formal substitute of the holder of a remunerated leadership function for any period greater than 10 days, of the sum in force in the month of payment.
13th salary	Advance of 50% may be requested at the time that the employee takes an annual vacation and should be received jointly with the payment of vacation pay.
Additional pay for length of service (ATS)	An additional amount will be paid to employees for each year of uninterrupted service with the company.
Electrician / driver remuneration	Remunerations as driver for those electricians who habitually perform the functions of Electrician/Driver.

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(GEM)
1/3 of the normal hourly rate for employees when they are on call as
On call	established under the applicable legislation.
Vacation pay	Payment of vacation remuneration of 75%.

6. Outsourcing

     Historically, the Distribution companies have been in the practice of making use of outsourced labor to perform certain functions. This outsourcing is contracted and managed by the contracting area, by the contract manager. In this way, there is no creation of any employment relationship with the outsourced professionals.

In 2013, there were judicial decisions to replace the outsourced labor force (judicial decisions and judgments 2132/2010 - Federal Court of Accounts - Plenary Session and 2303/2012 -Federal Court of Accounts - Plenary) by own staff. Cepisa has created a project to in-source this workforce.

     At present, Cepisa has 1,138 outsourced employees, and the in-sourcing proposal will only refer to the functions of meter reader and electrician, totaling 1,130 employees. .

Cepisa contracted 884 professionals to meet in-sourcing needs, as described below:

		Hirings from 2015 to January 2017
Position		Base salary	Compensation and
	Number	for the	benefit costs in the
		position	period
Electrician assistant	149	1,414.61	6,333,708.74
Electrician driver	426	2,480.27	20,193,222.90
Meter reader	298	1,414.61	8,081,967.15
Electrical Technician	11	2,710.23	62,295.20
Total	884		38,281,362.09

     It is important to stress that Law 13249/2017 which regulates outsourcing in companies is being discussed and has not yet been ratified, as a result of which the performance of core activities by outsourced professionals may represent a labor exposure and the need for in-sourcing should be considered.

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7. Aspects related to Health and Safety

In addition to specific clauses on health and safety defined in the collective bargaining agreement, Cepisa demonstrated to have policies and standards aimed at preserving the health and safety of its employees, including the "Safety Dialogs" meetings, where several issues are discussed. However, the large number of accidents shows that the implementation of these policies and procedures must be improved. The main aspects related to this issue are shown below.

7.2. Analysis of the PCMSO

Cepisa has submitted a valid document for the preparation and implementation of the Occupational Health Medical Control Program (PCMSO), which was drafted in May 2016.

The document covers both the employees in the state capital as well as those in the state's interior and classifies the Distribution company's activity as being grade 3 risk. The main aspects analyzed in the document are shown below:

Aspects analyzed	Classification
Clear objectives	✓
Degree of risk	✓
Describes actions for the promotion of health	✓
Describes tests to be carried out	✓
Recognition of environmental risks	✓
Procedures in case of accidents	✓
Responsibilities	✓
Contains descriptions of positions and functions	✓
Has performance indicators	✓
Schedule of actions	✓
Forecast disclosure of the results	✓

Caption: ✓ presented evidence ○ insufficient information ✖ did not present

7.3. Analysis of the PPRA

Cepisa has submitted a valid document for the preparation and implementation of an Environmental Risk Prevention Program (PPRA), which was prepared in November 2016.

The Distribution company has a single PPR that covers all the Units.

Aspects analyzed	Classification
Clear objectives	✓
Roles and responsibilities	✓
Has performance indicators/targets	✓
Schedule of actions	✓

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Forecast disclosure of the results	✓
Description of risk recognition, monitoring and control	✓
Describes physical, chemical, biological, ergonomic and accident risks	✓
Assesses chemical risks	✓
Assesses biological risks	✓
Assesses ergonomic risks	✓
Assesses accident risks	✓
Assesses environmental risks from noise	✓
Assesses environmental risks from lighting	✓
Contains descriptions of positions and functions	✓
Describes the PPEs used	✓
Describes prevention methods	✓

Caption: ✓ presented evidence ○ insufficient information ✖ did not present

7.4. Verification of occupational medical tests

Cepisa has a standard regulating pre-admission, termination and periodic medical examinations, as well as when returning to work after leave. However, the Company did not show evidence of pre-admission and termination exams carried out in 2016 until the date of closing of this report.

Aspects analyzed	Classification
Periodical medical exams - annually	✓
Pre-admission medical examination	✓
Medical examination on termination	✓

Caption: ✓ presented evidence ○ insufficient information ✖ did not present

7.5. Internal Commission for Accident Prevention (CIPA)

Cepisa has an active CIPA. As established in NR-5, 26 employees were elected, for the 2016/2017 administration, including full members and alternate members. They have employment stability for a period of 1 year following the end of their mandate, as per the legislation.

According to the documents provided, the CIPA holds meetings on a regular basis and there are minutes that record its decisions.

The survey of the total number of accidents at work (which includes accidents suffered by employees on their way to and from work) in recent years shows that this indicator has registered material variation at Cepisa. There are opportunities for implementing more efficient actions to prevent accidents and adopting safe behaviors.

The Distribution company has evidence that it is in compliance with the requirement to register a CAT (Communication of accident at work) when accidents occur in the work place.

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Number of accidents	2016	2015	2014	2013	2012
With lost time	18	9	8	7	10
Without lost time	3	4	9	8	5
Journey to and from work	11	3	8	0	14
Total number of accidents	32	16	25	7	30

Energy Panel Comparison
Accident Rate - 6.13

The Distribution company also furnished the number of accidents involving outsourced service provider companies. We observed that, just as in the case of the company's own employees, the number of accidents with outsourced professionals has recorded material variation.

Number of accidents involving Third Parties	2016	2015	2014	2013	2012
Total number of accidents	25	17	31	11	11

The accidents rate (not including accidents involving outsourced service providers) of Cepisa, despite the variations recorded throughout the years, on average (6.85), is in line with that registered in the electricity market (6.13):

Accidents rate				
2016	2015	2014	2013	2012
8.93	5.84	9.53	1.99	7.99

Comparativo Painel Energia
Taxa de acidentes
6,13

7.7. Verification of Delivery of PPE

Cepisa has provided evidence that it controls the delivery of PPE to those employees who require this type of equipment and who perform the following functions:

- Information and communication technology analyst;
- Electrician;
- Electrician driver;
- Electrical technician;
- Civil engineer;
- Occupational safety engineer;
- Electrical engineer;
- Meter reader;
- Administrative support/Administrative assistant;
- Administrative support /Computer operator;
- Safety technician.

7.8. Activity of Occupational Safety Technician

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Cepisa has five employees who operate as occupational safety technicians.

7.9. Compulsory training courses

The health and safety training courses that are compulsory depend on the activities that are carried out by the employees, which can expose them to different risk situations. According to their activities, Cepisa offers its employees the following training courses:

- Regulatory Standard 10 (NR10), and Regulatory Standard 35 (NR35). As mentioned the training courses must be taken every two years.

- NR10 - Training course taken by employees who carry out activities related to the electrical system;
- NR35 - Training course taken by employees who carry out activities at heights;

Currently, trained employees perform the following functions: engineers, electricians, substation operators, electrical technicians, and occupational safety technicians.

Below is the number of professionals trained in NR10 per year:

2016	2015	2014	2013	2012
8	10	4	13	0

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II. PART II

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1. Staffing and Compensation Plan (PCR)

The Eletrobras system adopts a single Integrated People Management Plan, which includes unified Staffing, Career and Salary Plans. In this way, all of the System's Distribution companies follow the same STaffing and Compensation Plan (PCR), which is based on four dimensions:

Carreira
Cargo
Gestão de Pessoas
Remuneração
Desempenho

People Management
Career
Compensation
Position
Performance

The main strategic guidelines established in the PCR are as follows:

- Career and Compensation Plan based on skills and results.
- Grouping of skills by means of focuses of professional activity and associated processes.
- Adoption of the broad concept of job positions based on education levels.
- Adoption of a job position structure made up of up to 4 (four) levels of complexity.
- Standardized salary structure for all the Eletrobras System's companies.
- Assessment of performance focused on skills and results.
- Standardized career advancement criteria.

The main aspects of the Plan are described below:

The Focuses of Professional Activity reflect the nature of work done in the Organization, but are not dependent upon organizational structures or organizational charts. They are made up of interdependent macro-processes of the same type, which generate added value for clients and/or shareholders. They are:

- Generation
- Transmission
- Distribution
- Business support
- Research and Innovation

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§ Integrated Management

§ Investment Management and federal programs

     The PCR defines five broad job positions that are spread across the I, II, III and IV complexity levels. These complexity levels differ in terms of autonomy, scope of action/responsibility, problem solving and the application of knowledge:

Broad job position	Levels of complexity
Fundamental Level Professional (PF)	I, II
Mid-Level Support Professional (PMS)	I, II, III and IV
Mid-Level Operational Professional (PMO)	I, II, III and IV
Higher Level Professional (PS)	I, II, III and IV
Professional Researcher (PP)	I, II, III and IV

     The broad job positions will be separated into different occupations with the aim of providing professionals with the flexibility to assume different roles in the Organization and, in this way, to enable greater alignment between the professional’s activity and the expectations and needs of each person and the Organization, respecting the specific requirements of each education level.

     Each position defines specific duties, skills and educational requirements, taking into account the characteristics of the organizational processes and the professional regulations.

1.1. Remuneration structure

     Each of the five broad job positions defined in the Eletrobras System’s Career and Compensation Plan has its own pay scale. The pay scale consists of “bands” that are divided into steps:

Bands: Reflect each of the levels of complexity defined for the positions.

Steps: The number of steps per band varies due to the wage spread defined - guided by internal and external market information - and compliance with the methodology governing requirements for accessing the complexity levels of each job position.

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1.2. Rules of movement:

Employees can move horizontally (advancing in the steps) or vertically (advancing in the bands).

Horizontal progression: This is the salary development of employees within the same level of complexity in which they are classified. This movement is dependent upon the result of the Performance Evaluation and budget availability.

Horizontal progression can be between 1 (one) and 3 (three) wage steps.

Vertical progression: This is where employees move up to the level of complexity that is immediately above the one in which they are currently classified. Vertical progression may occur during the 12 (twelve) months following the Performance Evaluation, depending upon the defined access requirements for promotion, budget availability and a vacancy for this purpose.

The employee will be guaranteed at least 1 (one) and at most 4 (four) steps of salary progression.

Promotion due to length of service: This is an automatic rise that corresponds to an increase of half a salary level (step). The rise in the level will correspond to a lateral movement (from column A to column B) or a diagonal one (from column B to column A) on the pay scale and will take place once the employee has been at the same salary (step) level for 24 months, if he/she has not advanced due to other criteria.

After the employee has spent 24 months in the last step, column B, of the complexity level to which he/she belongs, the employee will be entitled to a diagonal level advance. Movements in the level will only occur in the following cases:

- From Level I to Level II;
- From Level II to Level III.

An illustration of moving within the pay scales of the positions, to be carried out in accordance with the criteria for professional career advancement:

Níveis de Complexidade / Agregação de Valor
IV
III
II
I
Progressão vertical
Progressão horizontal

Levels of Complexity/
Adding Value

Vertical Progression
Horizontal Progression

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1.3. Access requirements:

Each level of complexity of the broad job positions has specific access requirements.

Level of Complexity	Access requirement
I	Access via public exam, without any need for experience.
Amount of time spent at the previous level of complexity;
II	Result of the performance assessments of the last 3 years.
Amount of time spent at the previous level of complexity;
III	Result of the performance assessments of the last 3 years;
Approval from the Executive Board;
IV	Existence of a vacancy.

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2. Variable compensation

     The Eletrobras system includes a profit sharing (PLR) policy for the company’s employees. The maximum amount to be distributed is up to two months’ salary of the year in question, by each company that uses the system.

This profit sharing payment is carried out in accordance with the fulfillment of two steps.
Step	Targets	Impact on the sum to be distributed
STEP 1	Holding company’s net profit target	25%
PROFITABILITY	EBITDA target by company	25%
STEP 2 OPERATIONAL TARGETS	Corporate Performance Targets Contract: -Availability and Generation; -Availability of transmission lines; -Variable Portion Discounted in transmission; -Points achieved on the Bovespa ISE.	50%

Achievement of the targets can be proportional, and there are specific criteria for each one.

     Once all the targets linked to the payment of the PLR payment have been achieved, this will be paid 50% in a linear way and 50% in proportion to each employee’s compensation.

     As long as they have been with the company since January 1 of the year related to the PLR, permanent employees will be entitled to it, as will those employees transferred from or to other companies, provided they do not receive PLR from their original/assignee companies. If any of the above mentioned employees have interrupted their employment agreement, during the course of the reference year, they will not receive PLR. If they work only part of the time, over the course of the year, due to the date of joining, retirement, dismissal without due cause, termination or leave, they will receive PLR proportionally.

     In order for an employee to be entitled to receive PLR, the hours worked by the employee vis-à-vis the total hours required for their position, discounting vacations, maternity leave and leave on account of occupational illness or accidents at work should be equal to or greater than 95%.

Note 1: The tables with the fulfillment levels of the holding company’s net profit targets,

EBITDA by company and operational targets are listed in the PLR normative documents.

Note 2: There are points in relation to which there are still differences between the companies and the unions, to be settled at a later date.

3. Benefits

     As reported in section 4, Part I, Personnel Costs, Cepisa provides its employees with a series of benefits, part of which are established in the collective bargaining agreement and part of which are offered at the company’s discretion.

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     No practices which are widely adopted by the market were identified, such as differentiated benefits for management positions.

     The benefits defined in the collective bargaining agreement, whether in the nationwide agreement, in the nationwide deed of undertaking, in the Distribution companies’ specific deed of undertaking or in the distributor’s specific deed of undertaking are shown in the table below:

Benefit	Present value
Between 13 and 16 voucher booklets/year each
Food Allowance/Meal Voucher	containing 29 vouchers with a face value of R$37.82.
Reimbursement of up to R$449.29/month per
dependent, for dependents up to 17 years of age, not
cumulative with day-care center allowance, depending on
the school term (basic education, high school and/or
Educational Allowance	technical college).
Reimbursement of expenses for uniforms and school
supplies for recipients of full scholarships (limited to two monthly payments).
Day-care	Reimbursement of R$599.05/month per dependent, for
center/kindergarten/babysitter	dependents aged between 6 months and 6 years (limited
allowance	to two monthly payments).
Health treatment outside the	The company will provide assistance and treatment
State	outside· Lack the State of specialists of Piauí in for the medical following treatment conditions: in the
The place employee where the is employee travelling is on located; business;
In case of urgent assistance to employees and
dependents outside their jurisdiction.
Costs must be previously authorized by Cepisa,
except for urgent situations.
In the event that employees or dependents must be
removed using the following means: air UTI, aircraft
Removal of patient	rent, among other emergency purposes, the expenses
arising thereof must be authorized by the company.
Sick pay/work accident	A compensation supplement, which includes the
assistance	thirteenth salary, of the amount corresponding to the
difference between the monthly compensation and the
benefit received from social security by way of sick
pay/accident assistance.

Allowance for those with a PCD	Reimbursement of proven expenses for PCD dependents
dependent (who has a	up to a limit of R$843.65.
disability)
Reimbursement of funeral expenses up to a limit of
Funeral Allowance	R$4,921.28, or R$9,842.57 as a result of death due to an
accident at work.
Reimbursement of school	The Distributor will reimburse up to a limit of two
materials	monthly payments of the educational allowance or of the

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day-care center allowance.
Time off for victims of	Paid leave for the employee for a period of between 3 and
domestic violence	5 days.
Time off for medical	Medical observation of family members or dependents of
observation	the health plan: for a period of between 1 and 30 days on
production of a doctor’s certificate or a medical report.
Time off for death of stepfather	Leave granted for a period of up to 5 days.
or stepmother
The company will keep this payment only for employees
Allowance - Law 1971	who have not adhered to the Career and Compensation
Plan – PCR of the Eletrobras system.
Additional amount awarded on a yearly basis and
Bonus for length of service	calculated based on the base salary, considering only the
(ATS)	length of service effectively provided to the company.
Cepisa currently has an agreement with Medplan to cover
the health assistance of its employees under the
Accredited Network and Free Choice modalities, for the
beneficiaries and their dependents.
The following are regarded as legal dependents: children,
stepchildren, spouse, companion and parents, under the
Medical and hospital assistance	conditions set out in the specific rule.
The Distributor has a table with the values of each
procedure. The payment is made by the company, which
discounts the employee’s co-participation.
The cost of medical expenses for Cepisa in 2016 was
R$5,504,846.56. In December 2016 alone, the cost was
R$418,017.04 .
The company will provide medical, nursing,
psychological and social assistance for employees if the
Service accident	medical service provided by the Unified Health System
and the Health Plan of the company are not sufficient for
the full recovery of the employee.
Group life insurance for permanent employees,
apprentices, interns, board members and executive
officer, with specified values. Coverage for death for
Life insurance	natural reasons, accidental death, total or partial
permanent disability due to accident, permanent total
occupational disability due to illness.
School tests	Paid leave on the days of university admission tests.

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Partial reimbursement of expenses for higher education
for those employees who do not yet have a degree or for
Cost allowance for university	courses whose areas of knowledge are considered to be of
students	interest to the company. The company refunds 90% of
the monthly tuition limited to R$605.85.
Granted to employees, apprentices and interns, with a
discount corresponding to 3% of base salary, limited to
Transport allowance	50% of the amount of transport allowance given on a
monthly basis.

Cepisa contracts a specialized service to transport
Personal transport	employees working on a shifts system.

The company reimburses to the employees expenses with
Reimbursement of medications	medications used continuously due to chronic
used continuously	pathologies, such as diabetes and heart diseases, as well
as medications for mentally impaired children.
Reimbursement of expenses with physical activity up to
Incentive for physical activity	the limit of R$94,58.
The Distribution company will pay any medical and
hospital treatment expenses which are not covered by the
Medical-hospital treatment	health plan for victims of accidents at work and work-
related illness.
Medication for those who have	The Distribution company pays 100% of the value of
suffered accidents	medicines for victims of accidents at work.

Other incentives offered:

Private Pension Plan - Cepisa uses the “Fundação Cepisa de Seguridade Social” (FACEPI) to offer its employees a Defined Contribution (CD) Supplementary Pension Plan. The employees’ monthly contributions, together with the company’s participation, will create a savings fund, enabling employees, when they retire, to supplement their pension. In 2016, the amount of the normal contributions paid to the private pension plan’s arithmetical reserves was

R$55,383,410.58.

Employee Profit Sharing (PLR) – Eletrobras pays PLR to its permanent employees, after the end of each financial year, provided that the targets established in the Term of Agreement have been achieved. The guidelines for the distribution of the share of the profits are negotiated with the employees’ representative entity, and comply with the provisions of the State Enterprises’ Coordination and Control Council’s (CCE) Resolution No. 10/1995 and Law

10101/2000.

Quality of Life Program - In order to improve and ensure the quality of life of its employees, the company signs an agreement on an annual basis with SESI/AC, the purpose of which is to offer an active quality of life and leisure program, with the creation of groups interested in dance, sport, culture and other fields of entertainment, where employees can exchange experiences and perform at festive events.

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4. Performance Management

The Performance Management System (SGD) is standard in all of the Eletrobras System companies. This process is made up of two programs that take place at the same time, the "Assessment and Development of Skills Program" (PADC) and the "Program for the Evaluation and Improvement of Results" (PAMR).

The Distribution companies are in their fifth evaluation cycle but there are still aspects of the model that have not been fully implemented.

Under the PADC, skills classified as "Organizational Skills" are assessed. The specific skills have not been defined and, therefore, are not assessed. In addition to submitting an evaluation of his/her direct superior, the employee carries out a self-assessment (which does not have any weight on the final result). The 360º evaluation model has not been implemented.

Organizational results at the corporate and team level are monitored by means of the PAMR. These results are measured by means of targets defined at the start of the evaluation cycle.

Over the course of the cycle, employees are monitored in relation to their achievement. At present the corporate goals account for 30% of the evaluation and the team goals the remaining 70%.

The evaluation cycle is an annual one. The result of the evaluation is expressed via concept and can be visualized in the Performance Classification Matrix.

Em Competências		
Conceito	Descrição	Escala
Não atende	O empregado apresenta desempenho em competências muito abaixo do padrão definido.	0
Atende parcialmente	O empregado apresenta desempenho em competências que se aproxima do padrão definido.	1
Atende	O empregado apresenta desempenho em competências conforme o esperado em relação ao padrão definido.	2
Atende acima da expectativa	O empregado apresenta desempenho em competências acima do esperado em relação ao padrão definido.	3

In Skills
Concept
Description
Scale
Does not meet
Partially meets
Meets
Exceeds expectations
In terms of skills the employee's performance is well below the defined standard
In terms of skills the employee's performance is close to the defined standard
In terms of skills the employee's performance is in line with the defined standard
In terms of skills the employee's performance is above the defined standard

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Em Resultados		
Conceito	Descrição	Escala
Não atinge	O empregado apresenta desempenho em resultados muito abaixo do padrão definido.	0
Atinge parcialmente	O empregado apresenta desempenho em resultados que se aproxima do padrão definido.	1
Atinge	O empregado apresenta desempenho em resultados conforme o esperado em relação ao padrão definido.	2
Supera	O empregado apresenta desempenho em resultados superior ao esperado em relação ao padrão definido.	3

In Results
Concept
Description
Scale
Does not achieve
Partially achieves
Achieves
Exceeds
In terms of results the employee's performance is well below the defined standard
In terms of results the employee's performance is close to the defined standard
In terms of results the employee's performance is in line with the defined standard
In terms of results the employee's performance is above the defined standard

4.1. Performance matrix

For each quadrant, there are specific recommendations both for development as well as regarding eligibility for horizontal or vertical progression.

All employees who have worked at least 50% of the time in the reference year take part in the SGD. Members of the Executive Board, Board of Directors and Fiscal Council have a different performance evaluation model.

Skills
Results

NA
AP
A
S
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
AE
A
AP
NA
Competências
Resultados

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5. Training and development

     The educational model of Eletrobras’ distribution companies for the planning and execution of educational action is formally described in its regulations (Corporate Education - Planning and Execution and Development and Training of People), and in UNISE’s (the Eletrobras companies’ University) Corporate Education Plan.

The management of educational action has a hierarchical structure defined both in

Eletrobras’ corporate sphere and in the distribution companies’ local development structures. The educational model’s general guidelines are defined at corporate level and implemented locally, maintaining the strategic alignment between the different companies, while the distribution companies’ specific demands are met by the local corporate education unit.

     The structure of Eletrobras’ educational model is based on management by skills. In the process of drawing up the educational plan, the skills that are a priority for the organization are defined based on the business strategy. The educational model is also integrated with the other people management practices such as performance management, the job position and salary plan, and leadership development, promoting a strategic alignment between the various human resources initiatives.

     The Eletrobras companies’ corporate education is organized in two organizational structures that are complementary:

· UNISE - the Eletrobras companies’ University: undertakes the role of providing education that is common to the group’s companies. The planning of UNISE’s educational action is described in the Corporate Education Plan, along with the guidelines for execution.

· Each member company’s Corporate Education Unit: this is responsible for meeting the demands for development of each company’s specific skills, in alignment with its strategy and UNISE’s guidelines. This service is achieved by means of drawing up a Local Corporate Education Plan, which is constructed from each employee’s individual development plans and in accordance with the guidelines of each company’s Business and Management Plan.

     Education can be categorized as internal when performed on the company’s premises and with internal instructors; as external when performed by an external supplier in which case it may be within Eletrobras facilities or outside; an introductory course that is designed to integrate the new employee into the organization; and contractual training resulting from contracts with equipment or software suppliers who require that the employees receive training. The distribution companies also have short duration distance learning courses offered by TV Corporativa (LUME).

     In order to monitor the quality of the training courses and help ensure continuous improvement, feedback and impact assessments are applied to each training course. And at managerial level, educational action is accompanied by monthly and quarterly reports submitted to the Executive Board.

     The criteria for participation and certification of employees are clearly defined in the regulations and the procedures in standard forms. The justifications accepted in the case of dropping out are also listed in the regulations, along with the penalties in the case of withdrawal, failure to pass or dismissal from the company. The formalization of the process

PwC | Loeser e Portela Advogados | Siglasul	49

ensures greater transparency and fairness to the employees, with a view to guaranteeing them equal opportunity for participation and development.

     An analysis of the documentation provided by the Distribution companies for training and development shows that Eletrobras’ Corporate University offers consistent programs for developing leadership skills, as well as for management, strategy and various aspects related to operations, along with other topics.

     Due to budget constraints, the training courses offered by the Distribution companies are more focused on operational aspects and compliance with compulsory training. For these courses the Distribution companies sometimes use the agreement with System S institutions.

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6. Organizational climate

     The organizational climate survey aims to monitor the employees’ satisfaction and commitment to the company, as well as to identify training needs and personal/managerial development needs and to align the culture with the actions carried out by the company.

     All of the Eletrobras System’s Distribution companies carry out a survey every two years, evaluating the following aspects:

Motivation	People Management	Management’s Philosophy	Work Environment
	Corporate Education	Organizational
Identity		Clarity
	Career and		Working Conditions
Leadership	Compensation	Communication
Occupational Safety
Interpersonal	Benefits	Institutional Image	and Health
Relationship
	Recognition	Sustainability

     The result of the survey is expressed by means of the Favorability Index, which is the result of the average obtained in the four dimensions evaluated.

     In the last edition of the survey, which was carried out in 2015, Cepisa’s favorability index was 65.58%.

     During the interview with the Human Resources leadership, it was reported that, at present, the points for attention in relation to the climate are the lack of motivation regarding the company’s sales prospects and the excessive burden on the workforce (due to the decrease in the number of employees) vs. the high demand that has been causing lost time due to occupational illnesses.

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Índice Geral de Favorabilidade(%)
100
90
80
70
60
50
40
30
20
10
0
71,03
69,15
68,77
67,14
66,13
65,58
69,03
Boa vista
Ceron
Eletroacre
Amazonas
Ceal
Cepisa
Média Sistema Eletrobras

General Favorability Index (%)
Boa Vista
Ceron
Eletroacre
Amazonas
Ceal
Cepisa
Eletrobas System Average

PwC | Loeser e Portela Advogados | Siglasul 52

PwC | Loeser e Portela Advogados | Siglasul	53

OCS AGREEMENT #028/2017 – BNDES

NATIONAL BANK FOR ECONOMIC AND SOCIAL DEVELOPMENT ("BNDES")

Product 4:
Executive Report – CEPISA

BASE DATE: December 31, 2016

MAIS ENERGIA B CONSORTIUM
JULY 2017

pwc
LOESER E PORTELA ADVOGADOS
SIGLASUL Consultores em Regulação

To

National Bank for Economic and Social Development ("BNDES") Av. República do Chile, 100 Rio de Janeiro - RJ

C/O: Ms. Lidiane Delesderrier Gonçalves — Manager of Agreement OCS 028/2017 May 2017

Dear Sirs,

According to our service agreement OCS 028/2017 ("Agreement") executed between BNDES and the Mais Energia B Consortium ("Consortium") on 2/14/2017, we present the result of our work carried out in the context of Privatization of Eletrobrás System Distributors.

The summary of the outcome of our work "Product 04: Legal Due Diligence Report" for CEPISA ("Report"), dated May 2017, is detailed in this document.

Our work was developed solely for the purpose of advising the BNDES, as those responsible for executing and monitoring the process of privatization of utility companies by Decree 8,893, in CEPISA's evaluation, in accordance with the Agreement.

In case this Report is to be accessed by third parties, it must be made available in full, so that the applicable safeguards and limitations are known.

Regards,

Loeser e Portela Advogados, as member of the Consortium

[Signed] [Signed]

Fernando Loeser José Augusto Sollero Figueira

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

TABLE OF CONTENTS
INTRODUCTION		4
EXECUTIVE REPORT		7
A.	REGULATORY ASPECTS	7
B.	CORPORATE ASPECTS	8
D.	OPERATING AGREEMENTS AND OBLIGATIONS	9
E.	INTELLECTUAL PROPERTY	10
F.	INSURANCE	10
G.	LABOR ASPECTS	10
H.	CIVIL, COMMERCIAL AND EQUITY LITIGATION	11
I.	TAX LITIGATION	13
J.	REAL ESTATE ASPECTS	14

* * *

Legal Auditing Executive Report	CEPISA
Introduction	Page 4/15

INTRODUCTION

1. This Executive Report ("Report") was carried out as part of the structuring of the privatization operation for Companhia de Energia do Piauí ("CEPISA" or "Company" or "enterprise"), in accordance with the Invitation to Bid corresponding to AARH ELECTRONIC TRADING FLOOR #51/2016 - BNDES - ITEM 1 - "SERVICE B" (economic and financial assessment and legal, accounting, technical-operational and other specialized professional services).

2. In this context, the NATIONAL BANK FOR ECONOMIC AND SOCIAL

DEVELOPMENT (BNDES), through its Bidding Department, pursuant to the provisions of Law #10,520 of 7/17/2002; Decree #5,450 of 5/31/2005; Supplementary Law #123 of 12/14/2006; Decree #8,538 of 10/6/2015; Law #13,303 of 7/1/2016; and DIR Resolution #3.063/2016 (BNDES System Bidding Regulation) provided for the hiring of a company to provide the specialized services described above.

3. Loeser and Portela Advogados, an integral part of Mais Energia Consortium, together with PricewaterhouseCoopers Corporate Finance & Recovery Ltda., PricewaterhouseCoopers Serviços Profissionais Ltda. and Siglasul Consultoria Ltda., pursuant to OCS Agreement #028/2017, executed on February 14, 2017, was contracted to advise BNDES on the structuring of CEPISA privatization operation ("Operation"), specifically with respect to (i) legal aspects related to the structuring and implementation of the Operation; as well as (ii) carrying out limited legal due diligence work through sampling with respect to the Company, which is contemplated in this Executive Report.

4. This Legal Due Diligence resulted in the preparation of this Report, and includes the analysis and assessment of information and documents to identify any issues that may significantly alter the accounting position and/or market value of CEPISA with respect to the following aspects:

(i) corporate, civil and regulatory matters. Tax, labor, social security and environmental aspects (compliance) were carried out by the advisors responsible for the analysis in these departments, and are reflected in their respective reports;

(ii) existing litigation within the administrative and/or legal spheres that affects or may affect, or is in any way related to CEPISA, and the description must contain the details on the litigation, its probable outcome and the amounts involved;

Legal Auditing Executive Report	CEPISA
Introduction	Page 5/15

(iii) status of the assignment and ownership of real estate and equipment registered or likely to be registered in CEPISA's property, plant and equipment, and the regularity of the respective documentation, including before public records, pointing out any existing liens or encumbrances; and

(iv) gathering public information needed to carry out this service.

5. Lastly, this Report was prepared at the request of BNDES and is addressed only to our client (BNDES), and no other person or entity other than BNDES should rely on it; reference to this Report is also prohibited in any other document, as well as its registration or submission to third parties without our prior and explicit authorization and consent. Notwithstanding the foregoing, and provided that the client-attorney relationship (and related rights and obligations) is limited exclusively to BNDES and our firm, (a) BNDES and its advisors may use this Report for analyzing the legal feasibility of the Operation, for its economic and financial structuring and related purposes; and (b) this Report may be sent or disclosed to third parties, at BNDES' sole discretion and liability, which logically includes full disclosure to potential stakeholders in the Operation and their respective advisors.

6. The legal audit, carried out in the period from March 6 to May 12, 2017, was based on documents and information provided by CEPISA related to the Company.

7. The date of 12.31.2016 was set as the base date for issuance of the respective report of the legal audit performed ("Base Date"). It should be noted, however, that some of the information contained in this Report, as expressly indicated therein, may refer to events occurring after the Base Date.

8. The content of this Report is limited to information obtained through the procedures described below, subject to the restrictions listed.

9. The legal audit was conducted according to the following methodology:

(a) submission of initial request for documents and information to representatives of CEPISA designated to attend the audit process;

(b) submission of requests for additional documents and information, based on information obtained during the investigation process;

(c) interviews, meetings and contacts with CEPISA employees working in the various sectors and units of the company, especially those related to the legal and accounting departments;

Legal Auditing Executive Report	CEPISA
Introduction	Page 6/15

(d) obtaining data extracted from CEPISA's process control system;

(e) analysis of the documents and information made available.

10. It is assumed that (i) all copies made available by CEPISA match the originals; (ii) such documents, except when explicitly stated in this report, are complete and authentic; and (iii) the signatures therein belong to persons empowered to represent the respective parties.

11. In some cases, as usual in all legal proceedings, the level of detail in this Report was compromised by the (partial or total) absence of CEPISA's information and documents, especially related to Civil, Tax and Labor Litigation.

12. This Report is not intended to cover all legal aspects related to CEPISA, but mainly those that have a significant impact on the economic-financial analysis for the purpose of recommending the minimum sale price of the Company's shares.

* *

Legal Auditing Executive Report	CEPISA
Introduction	Page 7/15

EXECUTIVE REPORT

A. REGULATORY ASPECTS

1. CEPISA is a designated distributor responsible for providing public electricity distribution services in the areas of municipalities of the state of Piauí listed in ANEEL

Resolution #295/1999, in order to ensure the continuity of service, pursuant to paragraph 1 of article 9 of Law #12,783/2013, and subject to provide such services in accordance with the terms and conditions established in MME Ordinance 388/2016, until assumption by a new utility or until 12.31.2017, whichever occurs first.

2. Centrais Elétricas Brasileiras S.A. ("ELETROBRAS"), the controlling shareholder of CEPISA, agreed to designate its subsidiaries, including CEPISA, as providers of energy distribution services on a temporary basis, provided that, among other conditions: (i) ELETROBRAS does not undertake to guarantee any new obligations that may be assumed by the distributors, in any way, including obligations arising from the provision of temporary services; and (ii) measures be taken to ensure that the transfer of shareholding controls of the distributors occurs by 12.31.2017, in order to avoid liquidation of the distributors and the return of the respective concessions.

3. CEPISA held the concession for operation of public electricity distribution services under the terms of Concession Agreement #04/2001, signed on 2.12.2001, effective until 7.7.2015, and requested extension of its validity within deadline and under the conditions laid down in that agreement. Nevertheless, ELETROBRAS, at its 165th Extraordinary General Meeting, resolved for: (i) reject the extension of CEPISA's concession; and (ii) approve the assignment of ownership control of the Distributor by 12.31.2017, provided that, until the assignment of the Distributor to a new controller, the Distributor receives directly from the federal government or through a rate all resources and income necessary to operate, maintain and make investments that are related to the public services of the respective distributor. Considering the interest of the Ministry of Mines and Energy ("MME") in promoting the bidding associated with the assignment of control of the legal entity providing energy distribution services with the corresponding granting of a contract to the new controller for a term of 30 (thirty) years, the National Electric Energy Agency ("ANEEL"), at the MME's request, prepared and submitted to public hearing (Public Hearing #094/2016) the draft of the concession agreement prepared in accordance with guidelines established by the MME with the purpose of increasing competitiveness of bidding processes for assignment of corporate control related with new concession grants.

Legal Auditing Executive Report CEPISA
Introduction Page 8/15

4. The assignment of CEPISA's ownership control shall be submitted to ANEEL's prior consent, in line with the provisions of article 27 of Law #8,987/1995, article 4 (XI) of Attachment I to Decree #2,335/1997, as well as the provisions of ANEEL Normative Resolution #484/2012.

5. On the Base Date, the Distributor had 5 administrative proceedings of regulatory nature, to a total contingency amount of BRL 31,143,792.65. Of these 5 proceedings, 4 have been provisioned in the financial statements of the Distributor, to the amount of BRL 28,879,984.43. We believe there is a need to adjust the provision to include BRL 2,263,808.22. The spreadsheet below summarizes the analysis of the proceedings and provisions:

Department	# of cases		Amount involved (BRL)		Provisions (BRL)	Court Deposits (BRL)	Total Exposure (BRL)
	Company	LPA	Company	LPA			
Regulatory	Probable Loss 4	Probable Loss 5	Probable Loss 28,879,984.43	Probable Loss 31,143,792.65	28,879,984.43	-	2,263,808.22

6. The CUSDs and CCDs used by CEPISA provide that the parties may not assign contractual rights and obligations without the prior consent of the other Party, except for changes resulting from corporate restructuring.

B. CORPORATE ASPECTS

1. According to article 9 of the current Bylaws[1] of CEPISA, the sale in whole or in part of its capital stock, as well as an increase in the share capital by subscription of new shares, requires approval of the shareholders through a general meeting specially called for this purpose, noting that CEPISA is a wholly owned subsidiary of ELETROBRAS.

2. In the case of a public offer for the disposal of shares owned by ELETROBRAS, registration with the CVM is waived, pursuant to article 5 of CVM Instruction #400/2003[2] combined with CVM Normative Instruction #286/1998[3].

[1] Article 9: The General Meeting shall be called to specifically deliberate on: I - conveyance, in whole or in part, of shares of its capital stock; opening and increase of share capital by subscription of new shares or sale of these securities, if in treasury; sale of debentures which it holds, of companies in which it has a stake, and issuance of debentures convertible into shares.
[2] Provides for public offerings for distribution of securities in primary or secondary markets
[3] Provides for the conveyance of shares owned by legal entities governed by public law and entities directly or indirectly controlled by the Public Authorities and exempts the records referred to in articles 19 and 21 of Law #6,385/76.

Legal Auditing Executive Report	CEPISA
Introduction	Page 9/15

3. Article 253 of Law #6,404/764 ("Corporation Law" or "LSA") provides for the right of first refusal of minority shareholders in the event of admission of shareholders to a wholly-owned subsidiary.

4. This legal provision would not be applicable in the event of the sale of CEPISA's shares to the extent that this Company became a wholly-owned subsidiary of ELETROBRAS through the acquisition of shares, pursuant to article 251 paragraph 2 (1st part) of the LSA5. Based on the most recent decisions of the Brazilian Securities and Exchange Commission ("CVM")6, and based on the specific response of this body in a consultation formulated by ELETROBRAS, the right of first refusal provided for in this legal provision is only applicable to wholly-owned subsidiaries thus converted through mergers of shares.

C. FINANCIAL AGREEMENTS

1. Related Party Agreements. Financing agreements entered into with ELETROBRAS do not contain provisions regarding the possibility and procedures for assignment and/or transfer of the respective rights and obligations, nor do they expressly establish restrictions on the conveyance of control and/or the corporate restructuring of CEPISA.

2. Loans and Financing. The Financing Agreement executed between Caixa Econômica Federal and CEPISA provide for anticipated maturity of the debt as a result of the change of control of CEPISA.

3. Loans and Financing. The consolidated debt with the CEPISA Social Security Foundation ("FACEPI") through an Agreement executed between FACEPI and CEPISA provides for early maturity in the event of non-compliance with the payment of the agreed monthly installments.

D. OPERATING AGREEMENTS AND OBLIGATIONS

1. Based on the analysis of the documents provided regarding agreements and operational obligations, no information was identified indicating risks or recommendations in the privatization process.

4 Article 253. In proportion to the shares held in the company's capital stock, shareholders shall have the right of first refusal to: I - acquire shares in the capital of the wholly-owned subsidiary, if the company decides to convey them in whole or in part; and II - subscribe a capital increase of the wholly-owned subsidiary, if the company decides to admit other shareholders.

5 Article 251. The company can be established by means of a public deed, having a Brazilian company as sole shareholder. Paragraph 2. The company may be converted into a wholly-owned subsidiary upon acquisition, by a Brazilian company, of all its shares, or as per article 252.

6 Such understanding may be observed in CVM Administrative Proceeding #RJ2010/13425, in which it alleges that for companies converted into a wholly-owned subsidiary upon acquisition by a Brazilian company of all its shares, pursuant to article 251 paragraph 2 (1st part), the provisions of article 253 do not apply.

Legal Auditing Executive Report	CEPISA
Introduction	Page 10/15

E. INTELLECTUAL PROPERTY

1. Intellectual Property. According to information provided in the data room, and by consulting the website of the National Intellectual Property Institute ("INPI"), no trademark related to the name of, or distinctive sign related to "CEPISA" was identified as of the completion of this Report. However, it should be noted that the term and symbols may be protected under business name protection.

F. INSURANCE

1. Absence of information on payment of contracted insurance premiums. No documents proving payment of premiums on insurance contracted by CEPISA were submitted, so that we cannot say whether the policies are in force. Failure to pay one of the insurance premium installments would result in suspension of such insurance.

2. Failure to submit compulsory insurance policies may result in penalties in accordance with applicable sectoral Regulations. This item is detailed in Section xxx of this Report.

3. Insurance on assets with expired validity. The insurance contract for assets was effective until February 10, 2017 and as of the completion of this Report, no amendment was executed in order to extend said date.

G. LABOR ASPECTS

1. From the analysis about labor aspects, the following points stand out: (i) Insourcing -Public Civil Action, the subject of which is to prohibit outsourcing of CEPISA’s activities, determining the hiring of persons admitted through public competition. One of the points that the Public Prosecutor's Office inserted in the insourcing agreement was that there could be no cost increase with insourced employees. As the total cost of these employees is higher than that of outsourced workers, there was a reduction in the number of employees performing the same activities; (i) Integration of food aid - Among the public civil actions filed against the Distributor, the one having the greatest contingency seeks to integrate the food aid into the salary, considering that the DISTRIBUTOR provided the benefit without observing legal parameters such as enrollment in the Workers' Food Program ("PAT").

2. The following table summarizes CEPISA's estimates of contingent liabilities related to labor litigation according to the legal audit performed.

Legal Auditing Executive Report CEPISA
Introduction Page 11/15

Loss risk classification	Distributor		Provision (BRL)
	Number of cases	Loss amount estimate (BRL)	
Probable	173	52,790,686.85	52,791,000.00
Possible	1940	117,858,472.05	
Remote	19	1,668,797.60	
Total	2132	172,317,956.60	52,791,000.00

3. Specifically with respect to the cases analyzed in the present audit, we have the following scenario:

Loss risk classification	Distributor		LPA		Provision (BRL) (B)	Difference (BRL) (A-B)
	Number of cases	Loss amount estimate (BRL)	Number of cases	Amount at risk (BRL) (A)		
Probable	11	38,264,697.71	33	57,783,998.02	38,264,697.71	19,519,300.31
Possible	40	39,777,603.07	10	9,227,759.42		
Remote			8	845,000.00		
Total	51	78,042,300.78	51	67,856,757.44	38,264,697.71	19,519,300.31

4. According to information provided in financial statements, there are labor court deposits totaling BRL 11,316,000.00. Statements containing labor court deposits and/or appeal bonds issued by Caixa Econômica Federal and Banco do Brasil were not provided.

H. CIVIL, COMMERCIAL AND EQUITY LITIGATION

1. The following points are highlighted:

(a) CEPISA is involved in a total contingent liability of BRL 1,103,842,208.18, in respect of which the total amount of BRL 59,406,121.43 was indicated as having a probable loss risk, which was provisioned in 12.31.2016;

(b) there are 63 public civil actions filed against the Distributor on a wide range of topics, including: avoiding the registration of names of consumers in restriction databases; poor quality of services; replacing wooden poles with concrete poles; verification of irregularities in energy meters, and other topics. We have individually analyzed 07 public civil actions, considering the materiality and relevance thereof: 05 which discuss poor quality of electric power supply services, 01 which claims that the Distributor be ordered to pay back the amounts received as payment of expired debt and annulment of the Debt

Legal Auditing Executive Report **CEPISA**
Introduction **Page 12/15**

Confession Agreement and the Installment Settlement and Establishment of Guaranty Agreement signed between the municipality and the Distributor; and 01 action requiring reparation for damages suffered by electric power consumers and prohibition of collection of rates due to billing and measurement errors. For the latter action, the amount claimed is BRL 3,666,287,418.56, with a possible risk of loss;

(c) There are 144 lawsuits filed by municipalities against the Distributor, and 07 actions considered relevant due to the value attributed to the claim were analyzed individually;

(d) Other actions where the Distributor is listed as a defendant were analyzed considering the materiality criterion, that is, having an involved amount equal to or greater than BRL 2,000,000.00, to a total of 13 actions where Distributor is listed as a defendant, with a recommendation of adjustment of provision, where applicable;

(e) There is also a lawsuit filed by a minority shareholder of the Distributor with the purpose of invalidating AGE's corporate resolution of 12/30/2010 regarding reduction of capital, plus the existing capital reserves as of 12/31/2008 up to the accumulated amount of losses and a subsequent capital increase with credit from Centrais Elétricas Brasileiras to the amount of BRL 779,223,551.53, which resulted in the dilution of that minority interest.

2. The following table summarizes the civil actions involving the Distributor, and estimates for the respective commercial and equity contingent liabilities according to the information provided.

Loss risk classification	Number of Actions	Amount (BRL)*
Probable loss	186	59,406,121.43
Possible loss	9,895	755,172,743.39
Remote loss	142	289,263,343.36
TOTAL	**10,223**	**1,103,842,208.18**

3. According to the Distributor's financial statements, there is a total amount of BRL 4,283,000.00 related to civil court deposits and blocks for settlement of civil lawsuits.

Legal Auditing Executive Report **CEPISA**
Introduction **Page 13/15**

I. TAX LITIGATION

1. In this section, the following points are highlighted:

(a) It was possible to analyze data on thirteen (13) administrative and legal proceedings where the Distributor is listed as a defendant, and their amounts are aligned with the materiality criterion threshold corresponding to (BRL 2,000,000.00).

(b) In the Checking Account reports, information was extracted on 5 notes, of which three (3) tax notes are not included in the ongoing legal action report provided for analysis;

(c) CEPISA is involved in a total contingency of approximately BRL 253,092,312.61 (wherein: BRL 182,718,790.00 are for legal proceedings and BRL 70,373,522.56 are for administrative proceedings). Of this total, it is extracted that BRL 16,047,365.73 are for proceedings having their loss considered to be probable. The following is a summary table;

	LEGAL	ADMINISTRATIVE	Provision
Loss Risk	BRL	BRL	BRL
Probable	16,047,365.73	0	16,047,365.73
Possible	166,671,424.32	66,818,626.82	
Remote	0	3,554,895.74	
TOTAL	**182,718,790.05**	**70,373,522.56**	**16,047,365.73**

(d) Financial Statements indicate that the Distributor carries out a provision of approximately BRL 16,047,365.73 for proceedings having probable loss;

(e) Considering the assessments carried out by the legal audit, we verified a need to supplement the provision to the amount of BRL 4,291,940.56;

(f) A civil lawsuit assignment certificate was provided, which also encompass tax enforcements, pointing out about 130 proceedings on which the necessary information was partially provided. Said certificate, according to information from the Distributor, also includes shelved proceedings and filings after the deadline, which were not subjected to analysis;

Legal Auditing Executive Report	CEPISA
Introduction	Page 14/15

(g)	In the Financial Statements, there is an indication of a court deposit of the Distributor made to the approximate amount of BRL 113,000.00, related to proceedings under the materiality threshold.
(h)	Lastly, through a statement of the Tax Checking Account, there are 3 administrative proceedings being processed in the RFB that were not mentioned in the ongoing legal action report

J. REAL ESTATE ASPECTS

1. Absence of Regularization. According to information received from representatives of CEPISA, of the total 97 own properties, ownership of 24 of them is not properly registered in the name of CEPISA. Also according to information provided by representatives of CEPISA, undocumented properties are Federal Properties Under Administration, having quite old occupations, and the Company does not have documentation regarding the assignment of such properties to CEPISA.

2. Goods offered as Collateral. According to the information analyzed in the data room, and also in consultation with representatives of CEPISA, some properties were offered as legal attachment, including properties linked to the concession. In this context, it is worth noting that the existence of certain liens and encumbrances may result in the foreclosure of the property and its subsequent public sale to third parties, thus causing the loss of ownership from the owner. In addition, according to information from representatives of CEPISA, ANEEL's authorization to offer properties linked to the concession as collateral was not obtained. It is important to note that, according to ANEEL Normative Resolution #63 of 5.12.2004, pledging of assets tied to the concession as collateral without prior and explicit authorization by ANEEL constitutes an infraction subject to the imposition of a fine of up to 1% on the amount of the Company's revenues corresponding to the last twelve months prior to the writing of the Infraction Notice.

3. Real Estate Permitting. According to the analysis of the documentation provided and information received from representatives from CEPISA, no Operating Permits or Inspection Permits were issued from the Fire Department for the Company's properties. The lack of real estate licensing may result in the imposition of administrative sanctions and penalties (warnings, fines, etc.), the amount of which may vary as the case may be, and may even result in suspension of activities and the facility's closure.

Legal Auditing Executive Report	CEPISA
Introduction	Page 15/15

4. Built-up Area. According to documentation provided for analysis, as well as information received from representatives of CEPISA, no occupancy permits were issued for CEPISA's properties. Possible irregularities in the built-up area of real estate may prevent (i) issuance of certain permits, such as the Operating Permit and Inspection Permit from the Fire Department; (ii) registration/endorsement of any lease agreements; as well as generating (iii) imposition of administrative sanctions and penalties (warnings, fines, closure of the establishment, etc.).

5. Acquisition/Lease Restrictions (Foreign Nationals). Considering that, according to information provided by representatives of CEPISA, some of CEPISA's own properties are located in a rural area, it is worth mentioning that currently there are restrictions applicable to the acquisition or lease of land by foreign nationals or Brazilian companies controlled by foreign nationals, which include the need for prior authorization from the National Colonization and Agrarian Reform Institute ("INCRA") or the National Congress, as applicable. In addition, it is worth noting that said restrictions also apply to corporate transactions resulting in the assignment of rural properties to foreign legal entities, such as mergers, acquisitions, consolidations and changes in control. Acquisition and/or lease of rural property by foreign nationals or by Brazilian companies controlled by foreign nationals in violation of applicable legislation (Laws #5,709/71 and 8,629/93) may be considered null for all legal purposes.

May, 2017

Eletrobras System Distributor Privatization

Deliverable # 6:

Status Report on the CEPISA Employee Complementary Pension Fund and Health Care Plan

Mais Energia B Consortium

To the
National Bank for Economic and Social Development ("BNDES")
Av. República do Chile n° 100 Rio de Janeiro - RJ
C/o: Mrs. Lidiane Delesderrier Gonçalves - Manager of OCS Contract No. 028/2017
May 2017

Dear Madam,
Pursuant to our OCS Service Contract No. 028/2017 (“Contract”) signed February 14, 2017, between
BNDES and the Mais Energia B Consortium (“Consortium"), please find enclosed our deliverable for the work performed in connection with the Eletrobrás System Distributor Privatization Program.
Our findings are detailed in this document, which is entitled Deliverable # 6: Status Report on the
Employee Complementary Pension Fund and Health Care Plan (“Report”) for CEPISA, dated May 2017.
The work carried out does not constitute an examination performed in accordance with financial statement auditing standards. In performing our review, we used unaudited historical information and data provided by the Consortium’s management either orally or in writing, or obtained from mentioned sources.
Our work was developed solely for the purpose of advising BNDES in connection with the evaluation of
CEPISA as required by the Contract. As established by Decree 8.893, BNDES is the entity tasked with implementing and monitoring the utility privatization process.
In case disclosed to third parties, the Report should be made available in full so that any applicable waivers and qualifications can be acknowledged by all recipient parties.
Yours faithfully,
PricewaterhouseCoopers Corporate Finance & Recovery Ltda. acting as consortium leader
/s./	/s./
Rogério Roberto Gollo	Carlos Eduardo Silva Teixeira

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Table of contents

1.	Executive summary		4
2.	Plan types		4
3.	Plan statistics		4
4.	Analysis of assumptions and recommendations		5
	4.1.	Discount rate	5
	4.2.	Wage growth projection	6
	4.3.	Biometric tables	6
	4.4.	Turnover	7
	4.5.	Time of retirement	7
	4.6.	Family composition	7
	4.7.	Health care cost growth rate (HCCTR)	7
5.	Independent calculation of actuarial results		8
6.	Independent review of actuarial commitment		9
7.	Conclusion		10

1. Executive summary

This report contains our analysis and findings regarding the review of actuarial assumptions and calculations of mathematical provisions recorded in the balance sheet of Companhia Energética do

Piauí (“CEPISA”) for the fiscal year ended 12/31/2016.

Our analysis aims to provide a better understanding of the risks and opportunities associated with the business in view of commitments related to the post-employment benefits payable by the company.

The post-employment benefits referred to above include two retirement plan and two health care plans, one of which is temporary. Key features of these post-employment benefits will be described below.

Actuarial commitments were measured by an independent actuarial firm, Mercer Gama Consultoria, based on the CPC 33 rules established by the Accounting Standards Board, whereas our analyses were based on actuarial reports, registration databases, regulations and other technical documents made available by the actuary and CEPISA.

2. Plan types

DB Settled Plan: This is a structured, defined-benefit capitalization-based plan for planned benefits. The plan is being phased out since 2/1/2000 and is now closed to new registrations.

Variable Contribution Plan (VCP): This is a structured, variable-contribution retirement plan allowing defined contributions for planned benefits, and defined risk benefits.

Severance Incentive Plan (SIP): This includes a temporary 5-year health care plan introduced in 2013 for employees who at that time had over 20 years of employment with CEPISA and were retired under the INSS. This plan is fully funded by the company.

3. Plan statistics

Below are participant statistics for the plans as measured for fiscal year 2016.

	DB Settled Plan:
Active participants		609
Average age		59.07
Average salary		1,037.78
Retired participants		647
Average age		68.69
Average benefit		2,063.82
Pensioners		282
Average benefit		771.95
Aggregate monthly benefit amount		1,552,978.62

Variable Contribution Plan (VCP)

Active	333
Average age	50.91
Average salary	9,943.89
Retired	33
Average age	64.33
Average benefit	533.12
Pensioners	4
Average benefit	2,163.33
Aggregate monthly benefit amount	26,246.28

SIP
-
Active
Beneficiaries	263
Average age	64.05
Average cost	566.54

4. Analysis of assumptions and recommendations

4.1. Discount rate

The discount rate must be determined based on high-performing corporate securities or bonds.

Where the foregoing are unavailable, market returns on National Treasury bonds should be used instead. The currency and term of these financial instruments must be consistent with the expected currency and term of post-employment benefit obligations.

We point out that, for purposes of calculating the present value of actuarial liabilities, the rate adopted is net of inflation. The effect of inflation impacts exclusively on the projected expense for the subsequent fiscal year.

The rates used by CEPISA are as follows:

DB Settled Plan - 11.08% p.a. (considering an actual rate of 5.82% and inflation of 4.97% p.a.) VCP Plan - -10.96% p.a. (considering an actual rate of 5.70% and inflation of 4.97% p.a.) SIP Plan - 11.41% p.a. (considering an actual rate of 6.13% and inflation of 4.97% p.a.)

We understand that the rates applied are adequate to the calculations since they are consistent with the average rate of public bonds (NTN-B), which as of 12/30/2016 varied between 5.7% and 5.9% p.a. above inflation, as obtained from ANBIMA. The rates applied are therefore adequate to discount the long-term liability. We believe that a positive or negative 0.25 p.p. variation in the range is acceptable.

4.2. Wage growth projection

This assumption should reflect the expectation of the company regarding the projection of wage growth throughout the participants' career. In general, wages are adjusted for inflation, merit, and promotion.

We noted that actual market rates range from 0.5% p.a. to 3% p.a., according to data developed by the post-employment benefits committee of the Brazilian Actuarial Institute (BAI).

The rate of wage growth adopted in the calculations of liabilities of the plans maintained by CEPISA is 4.97% p.a. (considering an actual real rate of 0% and inflation of 4.97% p.a.).

We noted that the rate used is consistent with market practices and we understand that it was adopted based on the expectation of the company regarding the projection of wage growth throughout the participants' career.

It should be noted that this premise does not apply to SIP.

4.3. Biometric tables

Biometric tables are statistical studies that rely on the occurrence of events observed in a population in order to estimate the incidence of such occurrences in the future.

Such events can be classified as mortality, disability onset, turnover, among others categories and have a direct impact on post-employment benefits.

4.3.1. General mortality

According to CNPC Resolution No. 9 dated November 29, 2012, which amends CGPC Resolution No. 18, the suitability of a biometric table used for longevity projections should be determined by means of a specific study, the results of which confirm adherence, in the last three fiscal years, between the demographic behavior of the mass of participants and beneficiaries within the plan and the respective biometric table used.

The general mortality table adopted for the benefit plans was a sex-segregated AT-2000 adjusted in 10%. According to the independent actuary's report, the table was adopted based on technical studies that confirmed its adherence to the profile of the population in the plans and therefore its suitability to discount the actuarial liability.

4.3.2. Disability onset

The Álvaro Vindas table used for the DB Settled Plan, and the Medium Light table was used for the VCP Plan. According to the study report prepared by the independent actuary, the table used for the Settled Plan was consistent with the participant cohort, whereas for the VCP Plan the cohort was not enough to allow for a study confirming that the table was suitable to match the plan population (the Medium Light table was thus maintained). Since these tables are customarily employed in the market and their adoption does not represent a significant risk to the plan, we believe that they are adequate for the calculations.

It should be noted that this premise does not apply to SIP.

4.3.3. Disabled mortality

The disabled mortality table employed for the pension plans is the MI-85 M&F. According to the study report prepared by the independent actuary, the table proved to be consistent with the cohort in the DB Settled Plan, however the participant cohort in the CV Plan was not enough to allow for a study confirming that the table was suitable to match the plan population. Since this table is customarily employed in the market and its adoption does not represent a significant risk to the plans, we believe that it is adequate for the calculations.

It should be noted that this premise does not apply to SIP.

4.4. Turnover

The turnover assumed for the pension plans was nil, meaning that future participant terminations in the coming years are not expected to bear a significant impact on plan liability.

Considering the plans’ features, we understand that the assumption adopted is adequate for liability calculation purposes.

It should be noted that this premise does not apply to SIP.

4.5. Time of retirement

The time of retirement assumed for the pension plans was the moment in which the benefit vests in full.

This assumption does not apply to SIP.

The study report provided by Gama provides no information on this assumption. Notwithstanding, this assumption is in line with market benchmarks, and we recommend carrying out a specific study on this matter.

4.6. Family composition

The family composition assumption adopted for the pension plans was 95% of married participants and age variance equal to 4 years.

With regard to active participants, although in line with usual market practices, there is no information in the actuary's report on the source of this assumption. Notwithstanding and considering the features of the plans as well as the small impact that may result from its adoption, we understand that the assumption is adequate.

With regard to SIP, one dependent was considered with the same age as that of the participant.

For the beneficiaries, we understand that it is not the best practice because the impact of the premise for the benefits granted can be expressive. We recommend the use of the royal family.

4.7. Health care cost growth rate (HCCTR)

A rate of 3.00% above inflation was assumed to reflect the growth of health care costs due to sector-specific inflation. We understand that this rate is in line with general practices of the market, where rates fluctuate in the range between 1% and 4.5%, according to data developed by the post-employment benefits committee of the Brazilian Actuarial Institute (BAI).

5. Independent actuarial calculations

DB Settled Plan

Reconciliation (in R$)	12/31/2016
Present value of actuarial liabilities (PVL)	(328,842,847.00)
Fair value of plan assets	302,256,834.54
Surplus/(Deficit)	(26,586,012.46)
Non-recoverable surplus (effect of asset limit)	-
Total (liabilities)/net assets to be recognized	(26,586,012.46)
Total (liabilities)/net assets to be recognized (% of PVL)	(8.08%)

VCP Plan

Reconciliation (in R$)	12/31/2016
Present value of actuarial liabilities (PVL)	(797,421.00)
Fair value of plan assets	9,104,236.68
Surplus/(Deficit)	8,306,815.68
Non-recoverable surplus (effect of asset limit)	8,306,815.68
Total (liabilities)/net assets to be recognized	-

SIP

Reconciliation (in R$)	12/31/2016
Present value of actuarial liabilities (PVL)	(4,296,144.80)
Fair value of plan assets
Surplus/(Deficit)	(4,296,144.80)
Non-recoverable surplus (effect of asset limit)
Total (liabilities)/net assets to be recognized	(4,296,144.80)

Actuarial obligations were determined according to the principles and standards established by the regulatory bodies, namely the the National Health Agency (NHA) regarding benefits related to health care, and the National Private Pension Bureau (NPPB) regarding retirement and pension benefits, and are accounted for in accordance with the rules laid out by the Accounting Standards Board. (CPC-33 of the Brazilian Securities and Exchange Commission - CVM 695.)

6. Independent review of actuarial commitment

The actuarial commitment was calculated by an independent actuary, Mercer Gama. We recalculated the installments of Vested Benefits and Implemented Benefits as shown below, and believe that the calculation methodology and process are adequate.

DB Settled Plan

Present Value of Obligations (in R$)	Actuary	PwC
Implemented	232,140,505.00	229,269,511.65
Vested	96,702,342.00	95,689,546.09
Total	328,842,847.00	324,959,057.74
Difference (R$)	(3,883,789.26)
Difference (%)	-1.18%

VCP Plan

Present Value of Obligations (in R$)	Actuary	PwC
Implemented	-	-
Vested	797,421.00	804,284.26
Total	6,863.26
Difference (%)	0.86%

SIP

Present Value of Obligations (in R$)	Actuary	PwC
Implemented	4,296,144.80	4,504,127.38
Vested	-
Total	207,982.58
Difference (%)	4.84%

Considering the inherent subjectivity of actuarial calculations of mathematical provisions related to benefit plans, we understand that the differences identified in the provisions for Vested Benefits and Implemented Benefits indicate the reasonableness of the calculations.

Such subjectivity results, for instance, from the manner by which ages are considered for the purpose of finding the probability of death (whether full or fractional or rounded); the method of rounding flow figures (number of decimal places considered – taking into account that the probability of death considered in our calculations has 6 decimal places, for example); whether income payments are accelerated or in arrears (i.e. made at the beginning or end of the period); asset family composition assumptions in retirement, among other instances where small choices can produce relatively small effects however with potential large absolute values.

Therefore, we understand that the differences presented are acceptable from an actuarial technical point of view, and we understand that the liabilities recorded are properly calculated.

7. Conclusion

Our examinations were based on information provided by both the actuaries responsible for managing the plans and the company, and we considered this information to be appropriate for the preparation of this report.

Our numbers were calculated according to practices that we deem most appropriate when applicable, and should be taken into account together with the considerations below.

With regard to the family composition assumption, we understand that the best practice involves the use of the royal family for the beneficiaries. The impact of using an average family can be significant depending on the population of the plan.

The post-employment benefit obligations recorded in the balance sheet, even where figures are presented with incidental differences which in our opinion relate to the methodology or assumptions adopted, would not, if altered, pose any insolvency risk to the plans.

The defined benefit settled plan has an insufficiency of R$26,586,012.46 that was accounted for as deficit but that do not necessarily represents a financial imbalance, as such insufficiency relates to the volume of future normal and extraordinary contributions expected to be carried into the plans and that will be accounted for in the assets at the time these assets are used to support future plan commitments, thus defeating potential insolvency or liquidity risks.

Still in regard to the defined benefit settled plan, it is important to emphasize that the union is pleading on behalf of employees for the payment of an amount corresponding to contributions in the period between the date the DB plan was settled, established by NPPB as being November 2000, and the date the defined contribution plan was implemented, which is June 2010.

According to the documentation provided to us, the workers’ union argues that during the aforementioned period the participants were not given the right to make and receive contributions that should compound their actuarial reserves and that would afford them higher benefit amounts.

As stated in the minutes of Work Meeting PR-002/2017 held 5/22/2017, in January 2012 FACEFI calculated the amount claimed by the workers’ union to be R$ 70 million. This figure was restated for inflation as of April 2017 to be R$ 100 million.

The variable contribution plan has a technical surplus in the amount of R$ 8,306,815.68 from excess contributions carried into the plan resulting from the financial performance and actuarial gains accrued over the years. However, such surplus can not be considered an economic benefit for the company, given that the limits enforced by local regulators call for up to 25% of the mathematical provisions to establish a reserve to hedge against plan fluctuations of plan risks. We understand that the plan is not exposed to any insolvency or liquidity risk, since all risks associated with it are supported by the portion of the assets intended as plan coverage.

The Severance Incentive Plan (SIP), which affords only health care for a fixed term of 5 years, has a liability of R$ 4,296,144.80 as of 2013. The source of this liability is the difference between the present value of future contributions and the plan cost. This liability is expected to decrease in view that this is a fixed-term plan with only two years remaining and new registrations are not allowed. The plan has an inherent deficit resulting from the fact that it does not have an asset to cover benefits and is funded by the flow of contributions.

We understand that employing a capacity factor to measure health care liabilities is not the best practice in the situation. Medical costs increase according to specific sector rules. For this reason, we understand that there is no loss of benefit value over time due to inflation and therefore the use of a capacity factor is not appropriate.

From a legal perspective, our understanding is that plan benefits have been supported by regular and extraordinary contributions established on the basis of actuarial evaluations prepared by an independent actuary and reviewed by the regulatory body (NPPB) in the case of the pension plans.

With regard to SIP, legal compliance is secured in that contributions are made according to the general rules of the plan.

October 2017

Privatization of Distributors of the Eletrobras System

Product 11: Cepisa Privatization Modeling Proposal

Consórcio Mais Energia B

pwc

Loeser e Portela Advogados

SIGLASUL Consultores em Regulação

Product 11 –Privatization Modeling Proposal

To the
Banco Nacional de Desenvolvimento Econômico e Social (“BNDES” - Brazilian National Bank for
Economic and Social Development)
Av. República do Chile nº 100
Rio de Janeiro - RJ

Attention: Ms. Lidiane Delesderrier Gonçalves - Contract Manager OCS 028/2017

October 2017

Dear All,

In accordance with our service contract OCS 028/2017 (“Contract”), executed between the BNDES and the Consórcio Mais Energia B (“Consortium”) on 02/14/2017, we present the result of our work made in the context of Privatization of the Distributors of the Eletrobras System.

The result of our work is detailed in this document “Product 11: Privatization Modeling Proposal”
(“Report”) of Cepisa, dated October 2017.

Our work was developed aiming solely at the objective to assist the BNDES, in the quality as responsible for the performance and follow-up of the privatization of concessionaire companies as per
Decree 8.893, in the evaluation of Cepisa, in accordance with the Contract and it was carried out on the basis of information provided by the administration of Cepisa and on the premises that this information is true and complete. This information has not been subject to tests or verifications, except when expressly defined in the scope of our works.

In the case of access to the Report by third parties, it must be made available in full, provided that the applicable safeguard and limitations are known.

Sincerely,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda., as leader of the Consortium.

Rogério Roberto Gollo	Marcio Jose Soares Lutterbach

** This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Product 11 –Privatization Modeling Proposal

Summary

Introduction		6
Section I - Privatization context		7
1.	Approach	7
2.	Context	9
2.1	Overview	9
2.2	Institutional and Management Model of the Brazilian Electric Industry	10
2.3	Financial assessment and sales modeling conjuncture	12
3.	Relevant aspects of the Privatization Process	14
3.1	Critical points, necessary adjustments and recommendations	14
3.2	Consent need in Financing Contracts	14
3.3	Deposit of Shares Owned by Eletrobras at FND	15
3.4	Remaining aspects to be considered	15
3.5	Payment methods	15
4.	Purpose of the Auction	17
4.1	Purpose of sale	17
4.2	Assessment of sale feasibility	17
5.	Relevant Aspects of Valuation	18
5.1	Relaxation of regulatory parameters	18
5.2	Debts	18
5.3	Total liabilities	20
5.4	Risks and Contingencies	20
5.4.1	Types of contingencies	20
5.4.2	Current status of contingencies	21
5.4.3	Negotiations to deal with contingencies	22
6.	Assessment of Synergies	23
7.	Adjustments on the Privatization model	28
7.1	Context	28
7.2	Base amount of valuation – Average between valuations of Services A & B	28
7.3	Relevant adjustments for privatization of Cepisa	29
7.3.1	Adjustment to comprise updated balance sheet until June 2017	29
7.3.2Adjustment related to Advance Payments for Future Capital Increases (AFACs)
		31
7.3.3	Tax adjustments –Tax Losses and Negative Base	32
7.3.4	Adjustment of the relaxation of regulatory parameters	32
8.	Capital and Corporate Structuring	34
		3

Product 11 –Privatization Modeling Proposal

8.1	Proposed capital and corporate structuring – Overview	34
8.2	Minimum adjustment of the capital structure – “Stage 1”	36
8.2.1	Symbolic value of shares sale (privatization)	36
8.2.2	Capitalization alternatives	37
8.3	Investor capitalization – “Stage 2”	37
8.4	Eletrobras corporate stake option	39
8.4.1	Justification	39
8.4.2	Eletrobras corporate interest threshold	39
8.4.3	Participation of Eletrobras in the governance of the company	39
8.4.4	Procedure for Eletrobras to increase its shareholding interest	40
8.5	Classes of shares	40
9. Shares offering to active and retired employees		42
9.1	Mechanism	42
9.2	Definition of active and retired employees	42
9.3	Offer General Conditions	42
9.3.1	Offer take and differentiated conditions	43
9.3.2	Offsetting differentiated conditions to Eletrobras	43
9.3.3	Offer Procedure and Purchase Limits	44
9.3.4	Follow-up by minority stakeholders of investor underwriting	44
9.3.5	New controller shares repurchase obligation	44
9.4	Shares not acquired by active and retired employees	45
Section II - Privatization proposal		46
10.	Summary of Cepisa’s privatization proposal	46
10.1	Cepisa’s Corporate Structure	46
10.2	Cepisa’s Sales Price Definition	46
10.2.1	Result of economic-financial evaluations	46
10.2.2 Balance update adjustment		47
10.2.3	Regulatory parameters relaxation adjustment	49
10.3	Sale vs. Liquidation Evaluation and consequent “pure” concession granting	49
10.4	Potentially convertible liabilities	50
10.5	Eletrobras capitalization value – “Stage 1”	51
10.6	Shares offering to active and retired employees	51
10.7	Investor capitalization – “Stage 2”	52
10.8	Cepisa’s final corporate structure	53
10.9	Investors Obligations	53
10.9.1	Financial obligations	53

Product 11 –Privatization Modeling Proposal

10.9.2 Obligations defined in the Purchase Agreement		54
11. Cepisa’s privatization schedule		55
Section III - Auction Model Proposal		56
12. Model and Procedure of Auctions		56
12.1	Proposed model	56
12.2	Sequence	57
12.3	The right to participate	57
12.4	The right to withdraw bids	58
12.5	Bid procedures and values	58
12.6	Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and
	Grant’	60
12.7	Auction´s 2nd stage ranking criteria	62
12.8	Auction procedures	63

Product 11 –Privatization Modeling Proposal

Introduction

     This document refers to the report of Cepisa Privatization Model Proposal, produced by the Consórcio Mais Energia B. In it, proposals are included regarding the distributor’s privatization modeling, including conceptual models, technical recommendations and calculated values.

The report is divided into three sections, presented below:· Section I - Privatization Context· Section II - Privatization Proposal· Section III - Auction Model Proposal

     In Section I - Privatization Context, among other topics, the approach used to structure the modeling, the parameters that were used as guidelines to the analyses developed and conceptual aspects of the modeling are explained, including its main proposals, rationale and legal basis.

     In Section II - Privatization Proposal, the technical and quantitative specifications of proposals made in the previous section are presented. The corporate structure is set out thereof as well as the results of the valuation, the calculated values of adjustments in the capital structure and Cepisa's shares, in addition to the share offer conditions to employees, investors’ obligations and expected privatization schedule.

     In Section III - Auction Model Proposal, procedural aspects of the auction of the distributor are detailed. In this section, recommendations are made concerning the model and sequence of auctions, auction variables, base of values for investors’ offers and classification criteria and the definition of the winner.

     Finally, it should be noted that this document has been developed based on Cepisa’s other privatization processes documentation. Among other items, there served as input for this Privatization Modeling Report, the result of the economical and financial evaluations conducted by Services A and B, as well as the legal, tax, accounting-equity, technical-operational, actuarial, human and environmental resources diligences developed by Service B.

Product 11 –Privatization Modeling Proposal

Section I - Privatization context

1. Approach

The sale model followed an analytical framework in which the main aspects pertaining to the privatization of Eletrobras' distribution companies are considered. These aspects were divided into eight interdependent dimensions and a ninth parallel approach.

Main dimensions and alternatives for sales modeling
Privatization Modeling
1
Auction Object
2
Corporate Structure
3
Fiscal and Tax Aspects
4
Risk Mitigation
5
Stakeholders and Investors
6
Synergies Assessment
7
Concessions Grouping
8
Auction Process and Sequencing
9
Use of tax levers to improve auction attractiveness

The nine dimensions analyzed are summarized below:

- Object of the auction: in the study, there were assessed, among other aspects, the financial, legal and operational feasibility of sale of control of the company associated with the renewal of the grant

- Corporate structure: for the definition of the corporate structure of the company aiming at its sale, alternatives of shareholding composition were studied, as well as issuance of shares and adjustments in the capital structure as a way to facilitate and optimize the sale of the company associated with the renewal of the grant

7

Product 11 –Privatization Modeling Proposal

· Fiscal and tax aspects: relevant fiscal and tax aspects were considered, as well as tax required adjustments, for the definition of the value and the process of privatization and sale of companies· Risk mitigation: as part of the process of definition of the selling price, it was necessary to evaluate the impact and value of not yet provisioned contingencies, as well as possible alternatives to mitigate them, considering the prospects of Eletrobras and the investor in order to reduce risks related to the sale transaction· Stakeholders and investors: to enable and optimize the process of privatization and sales modeling, the study considered the perspective of several Stakeholders (such as, regulating entities, government agencies and consumers), as well as investors, who had their interest in acquiring distributors and their points of view analyzed through market sounding studies· Evaluation of synergies: the possible synergies between the companies were also evaluated and considered in modeling, analyzing the opportunities for synergies of their operations to find possible levers of value· Groupings of grants: likewise, possible groupings for sale of companies were analyzed in order to enable and leverage the value of the sale of the six distributors that are part of this process of privatization· Process and sequencing of the auction: auction models and their procedural aspects, as well as the sale of sequencing alternatives of the distributors were reviewed to increase the possibilities of sale of the distributors and also to create value· Use of tariff lever: in modeling, alternatives were included regarding regulatory levers which provided a review of the level of balance of the grants relating to companies in privatization process, eventually correcting potential lags

     When evaluating the nine perspectives addressed, the study made for the modeling of Cepisa sale, along with other distributors, sought to be comprehensive and evaluating all relevant aspects to the process of privatization of the companies, identifying alternatives of the sales process optimization.

Product 11 –Privatization Modeling Proposal

2. Context

2.1 Overview

     The process of privatization of Eletrobras’ Distributors was started in the 90’s and resumed in 2016 through Decree 8.893/2016, which qualified as priorities within the framework of the Partnership Program in Investment (PPI) the privatization of the distribution companies and designated the BNDES responsible for the implementation and monitoring of the process of privatization.

     In this context, the BNDES hired Consórcio Mais Energia B to assist it in Privatization, involving from economic and financial valuation until the full diligence of current operations. Having completed the basic elements that allow attributing the value resulting from the distribution grants of electric energy, it remains to define how the privatization will actually take place. Such modeling combines corporate aspects, the form of capitalization, sales process, in order to increase the chance of success in attracting investors, as well as offering maximum competitiveness to obtain better conditions of offer to be received.

     The guidelines emanated by the sectorial and macroeconomic policy makers, regulators and planning entities, establish the need to offer a quality service in the respective grant areas. One believes that the attraction of an operator from the private sector will have full conditions to raise the efficiency level and to remunerate the necessary investments to the full compliance with the market.

     From the regulatory point of view, as a result of Public Hearings 094/2016 and 032/2017 of ANEEL [Brazilian National Electricity Agency] and Public Consultation MME 37/2017, several softening measures were introduced into the regulatory parameters, with the tariff model allowing conditions to bring back to balance the grant. It is unanimously manifested, both the discomfort with the precarious situation of the assignment condition, and the support to the efforts undertaken, so that one is successful with the privatization.

     A process of evaluation of market interest (Market Sounding) allowed identifying the existence of companies with recognized competence in the industry - particularly in social economic, geographic realities and similar environmental realities - with capacity to execute the reorganizations required for this process, confirm the reasoning of attractiveness of the privatized companies for potential investors and understand the major elements of concerns. One may also establish a rather specific map of the different level of interest of the market among the several grants.

     In this line, the vision of the sector investors could be obtained as to issues such as the grouping of the grants, the process of sale, sensitivity to different corporate models, the structure of capital to face the program of investments, the economic impact of the incorporation of investments to tariffs and the very contingencies bequeathed to the future operator, always with a view to optimize the competitiveness in the future auction.

     In short, from this context important lines of direction derive for the model that will be sketched as follows:

Product 11 –Privatization Modeling Proposal

· Incorporation of new investor who will be focused on the improvement of the service and economic, financial and operational recovery of the company· Prioritization of solutions that allowed the transference of all the grants to the investors - seeking models that minimize risk of auctions without interested shareholders· To make possible alternatives and solutions that allow generating value to the current shareholder without losses to the consumers and the public power, including mechanisms that make possible the capture of value in the medium and long terms in the future operation, since there is the need for capitalization of the distributors to make possible the privatization auction· Search for factors that lead to the increase of the rivalry between the potential interested shareholders, in order to provide greater competition

     Such guidelines lead to solutions that are highlighted by the mitigation of failure risks, simplicity and pragmatism in the search for alternatives for privatization. Below, we present how the modeling should be structured so as to maximize the success of the process.

2.2 Institutional and Management Model of the Brazilian Electric Industry

     The characteristics and peculiarities of the Brazilian electric industry have been considered in the study developed. Both its institutional model and its legal framework have been analyzed and used as parameter for the analyses proposed.

     Recently, new laws sought to address emergent challenges within the national scope (as for example Law 12.783/2013, with provision on grants of generation, transmission and distribution of electric energy, reduction of sectorial encumbrances and affordability). In this context, for this report, as noted in the previous section, Decree 8.893/2016 is of particular importance, which resumed the subject of privatizations of the Distributors, being the BNDES responsible for the execution and follow-up of the process.

     In fact, the edition of Law No. 13.360/2016, resulting from the conversion of MP 735/2016, brought a series of changes for the industry, including the supposition by CCEE of the competences attributed before to Eletrobras on the management of the account of Global

Reserve of Reversion (“RGR”), as well as the Account of Energy Development (“CDE”) and of the Account of Fuel Consumption (“CCC”) from May 1st, 2017, at no hard to the performance of Internal or External Control Agencies of the federal public administration on the management of these accounts.

     Additionally, Decree No. 9.143/2017, that regulated Law No. 13.360/2017, by bringing provisions on the commercialization of electric energy, tried to provide the incentive to efficiency, to the correct allocation of the risks among the consumers and investors, as well as mitigate the obstacles to attract new investments to the electric energy industry, especially when establishing that the auctions of new energy and existing energy can be carried out fairly ahead of time and more relaxed, in addition to the possibility of the distribution agents to negotiate with free consumers and other agents from the Free Environment Contracting (“ACL”), sale contracts of backed by excess of energy contracted, as per ANEEL regulation.

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Furthermore, it must be highlighted that, by means of the Public Consultation No. 33 (CP

33), of the Ministry of Mines and Energy (“MME”), already closed, on ‘Improvement of the legal landmark of the electric industry’, proposals of legal measures had been discussed that make possible the future of the electric industry, searching sustainability in the long run

     In addition, Law No. 13.360/2016 amended Law No. 12.783/2013, with the objective to make possible the bidding of companies under direct or indirect control of the Union, States, Federal District and Municipalities, whose grants had not been extending, foreseeing the possibility of the Union to promote bidding associated with the transference of the shareholding control of the concessionaire, granting a new grant contract for the period of 30 years. This law also establishes the possibility of inversion of the qualification stages and judgment of the auction, so as to guarantee greater speed and efficiency to the bidding process.

     It should be stood out that, as far as the bidding of distribution or transmission grant associated to the transfer of control of legal person, provider of public service of electric energy is concerning, dealt with Law No. 12.783/2013, it became necessary to edit a regulatory decree, with the purpose to, among other conditions: i) to establish requirements to be observed by the controller of the responsible legal entity for the provision of the service of distribution of electric energy, for such bid; ii) attributions of the BNDES in the execution and the follow-up of the privatization process; iii) criteria for new concession without control handover (Decree Draft that regulates the bid of distribution grant associated with the utility control handover of legal entity provider of public service of electric energy).

     The new grant contract applicable to the mentioned bid associated with the shareholding control handover of the concessionaire, whose draft was elaborated by Aneel at the request of the MME and submitted the public consultation, was object of new public consultation in the period of 08/28/2017 to 09/06/2017, in virtue of adjustments proposed by means of Ordinance MME No. 342/2017, due to the fact that it was noted the existence of unbalance regarding the operational costs, losses of electric energy and loans with resources from RGR, made to assure the continuity of the service provided under the assignment mode and that, by force of provisions of Law No. 12.783/2013, should have been assumed by the new concessionaire, which could make impracticable the intended bid.

     Another point to be considered is with regard to the tariff process concerning the provision of public service of electric energy distribution by agency or entity of the federal public administration. It is highlighted that the Ordinance MME No. 388/2016, which approved the terms and conditions for the provision of such services, in accordance with art. 9, Paragraph 1, of Law No. 12.783/2013, was amended by Ordinance MME No. 346/2017, published in the DOU [Federal Official Gazette] on 08/31/2017, to establish that in the tariff process of year 2017, ANEEL should make flexible, in a temporary way, the regulatory parameters and non-technical losses relating to the operating costs in order to enable the economic balance of the grant being bid pursuant to art. 8 of Law No. 12.783/2013.

     It is further highlighted that the tariff relaxation resulting from ANEEL’s Technical Notes 351/2017, of 07/24/2017, and 149/2017, of 09/08/2017, which restores levels of regulatory parameters – such as DEC/FEC, PMSO, Non-Technical Losses and RGR - aiming at the economic-financial balance of the grants of electric energy under analysis.

     Finally, it is stood out that, considering the schedule foreseen for conclusion of the privatization process, as one will see below, it is quite probable that Ordinances MME 420 to

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425/2016 that designated the Distributors of Eletrobras (Amazonas, Boa Vista, Ceal, Cepisa, Ceron and Eletroacre) as responsible for the provision of the public service of distribution of electric energy until the supposition of a new concessionaire or up to December 31st, 2017, whichever occurs first, deserve to be amended to extend such service provision deadline for a period that suffices to the conclusion of the privatization process.

2.3 Financial assessment and sales modeling conjuncture

     As it shall be shown below, in Item 5 – Relevant Aspects of Valuation, in the course of the due diligence and financial evaluation of Eletrobras’ distributors, relevant issues were identified affecting significantly the value of the shareholder of the companies.

     Initially, it was assessed that these organizations have amounts of debts of high values. These debts were accumulated by Eletrobras’ distributors over the years, both with the Holding Company (with loans of various types) and with suppliers. Such debts, in turn, often continue to be rolled over or have increasing cost in relation to the non-payment of the principal or even of interests.

     It was also identified that the distributors of Eletrobras have contingencies – additional to those provided on the balance sheets – of significant value. These contingencies, from judicial and administrative proceedings and tax aspects, fiscal and labor not yet materialized, among others, also contribute to the reduction of the value of the equity of the companies.

     Additionally, it has found in financial and operational evaluation that these companies demand high values of investments in the early years of the new grant. These investments are required, both to facilitate the improvement of financial performance expected and to meet regulatory metrics of service level.

     Thus, even in a valuation in which there is the expectation of bold operational and financial performance optimization of the six distributors of Eletrobras in the privatization process, the factors listed overlapped to improvements, resulting often in a negative value to the shareholder.

     It should be emphasized that the financial evaluation has already considered the new draft of the grant contract, resulted from contributions in the Public Hearing No. 094/2016 and the Technical Note No. 182/2017 of ANEEL. The regulatory body also reviewed and identified that these grants are unbalanced, granting regulatory parameter relaxation (Technical Notes No.

351/2017 and No. 149/2017, this last part of the Public Hearing No. 032/2017) to bring the grants back in balance, which will result in increased tariff revenues and reduction of loan value of RGR. Consequently, the financial evaluation conducted by the Consortium considered the relaxation made by ANEEL.

     It is also highlighted that, in accordance with the Decree Draft that regulates the grant bid of distribution associated with the transfer of control of legal entity service provider of electric energy, dealt with by Law No. 12.783, of January 11th, 2013, the distributors of Eletrobras to be privatized that are in areas of grant benefited by the relaxation of regulatory parameters, deriving from the Technical Note No. 351/2017 must have specific treatment. If the value to the shareholders of these companies is positive in light of regulatory flexibilizations granted, the relaxed parameters must be readjusted so that the value to the shareholders of these companies is equal to zero. Thus, the possibility that the consumers of the areas of the grant in question are

Product 11 –Privatization Modeling Proposal

burdened with additional exceptional tariffs to those necessary for the companies holders of the grant operate under financial balance is eliminated.

     Thus, the financial evaluation and modeling of sale of the companies conducted by the Consortium considered the necessary legal and regulatory aspects for the privatization process.

     The modeling performed also tried to structure sale alternatives so these companies could increase their financial attractiveness and legal security to the investor. So, facing a scenario where the shareholder values of these companies are negative or equal to zero, one optimized their sale potential.

Product 11 –Privatization Modeling Proposal

3. Relevant aspects of the Privatization Process

3.1 Critical points, necessary adjustments and recommendations

In case of Cepisa, there are no critical impediments to its privatization process.

     During the process of Legal Due Diligence of Cepisa some critical points were described in the Report and displayed in its Executive Summary. Although not inhibitory to the process of privatization of this distributor, the new investor should be aware of them so that he can make applicable arrangements.

     Among the important issues, but not deterrent, to be considered, are highlighted the contracts of financial nature, whose prior consent of the creditor is recommended in order to avoid the prepayment of the debt.

3.2 Consent need in Financing Contracts

     Some financing contracts signed by the distributors may have the need to obtain prior and express consent from the creditor in the event of a change of control of the distributor.

     Otherwise, according to the terms of each contract, there may be legal and/or financial implications to Cepisa, Eletrobras, investor and, eventually, to the privatization process, depending on the possible prepayment of debt if the commitment to payment is not assumed by the new investor.

     Thereby, the financing agreement with the need for consent from the creditor is listed below, and must have their applications addressed by Cepisa and Eletrobras:

No.	Type of document	Lender	Date of Signature
1	Financing Agreement	Caixa Econômica Federal	08/11/2014

Contract

Creditor:	Caixa Econômica Federal
Intervenor:	ELETROBRAS
Object:	Financing rural distribution networks, with resources from the Financing
Program for Infrastructure and Sanitation - FINISA
Amount:	R$ 94,906,440.00
Interests:	7% per year
Grace Period:	24 months counted from signature of the Agreement and may be extended upon ELETROBRAS consent
Principal payment:	120 monthly installments
Guarantees:	Corporate bond of ELETROBRAS; Fiduciary Assignment of Emerging Rights;
Centralization of the movement of receivables arising from the Emerging
Rights in the Centralization Account in a minimum amount equal to the amount of the balance due
Relevant obligations:	Not applicable
Anticipated maturity:	In cases of: a) default; b) bankruptcy; c) expropriation; d) false declarations; e)
delay or stoppage of works; f) non-performance of works; g) when suspension of disbursements is not enough to ensure compliance; h) application of

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resources for a variety of purposes; i) legal proceedings affecting credit security; j) if the commitment of this financing is not taken over by the new concessionaire
Other important clauses:	Not applicable

3.3 Deposit of Shares Owned by Eletrobras at FND

     The Nominative Share Record Book of all Distributors mentioned blockage of all shares owned by Eletrobras to the benefit of the National Privatization Fund – FND, administered by BNDES, in compliance with the Law no. 9.491/1997.

3.4 Remaining aspects to be considered

     Remaining aspects shall be considered, the measures of which are within and outside the scope of Distributors are vital for the privatization process, as per the chart below:

ACTIONS ON DISTRIBUTOR’S SCOPE

Obtaining authorization from Executive Board, Supervisory Board, Board of Directors to perform capital increases on the Distributor

Performance of General Meeting specially convened to approve the Distributors’ capital stock, as well as an increase of capital stock by underwriting of new shares

ACTIONS ON ELETROBRAS’ SCOPE

Obtaining authorization from Executive Board and the Board of Directors to perform the privatization of Distributor Performance of General Meeting convened to approve the privatization of Distributor Performance of the necessary procedures to fulfill CVM [Brazilian Securities and Exchange Commission], NYSE, and Latibex

ACTIONS OUTSIDE THE DISTRIBUTOR’S AND ELETROBRAS’ SCOPE

Obtaining prior approval from CADE provided on articles 88 and 90 of the Law 12.529/2011 and CADE Resolution no. 02/2012 Obtaining prior consent from ANEEL for share control transference (Art. 27 of the Law 8.987/95 Art 4, XI, of Annex I of the Decree 2.335/97, in addition to the provisions of ANEEL Normative Resolution 484/2012) Obtaining approval from the Board of the Investment Partnership Program (CPPI - Conselho do Programa de Parcerias de Investimentos) regarding operational modality, conditions and adjustments to be applied to the privatization (Law 9.491/97) Follow-up, surveillance, and evaluation of the privatization process by the Federal Court of Auditors (TCU - Tribunal de Contas da União) (IN TCU 27/1998)

3.5 Payment methods

     Under the Law No. 9.491/97, the payment methods in a privatization process shall be recommended by the National Privatization Council (CND), now replaced with the Board of the Investment Partnership Program of the Presidency of the Republic (CPPI), for approval by the President of the Republic. The latter may authorize remaining payment methods within the scope of the National Privatization Program, as recommended by the CPPI.

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     The Law also requires disclosure of selected items on the conditions for disposal of the concerned company’s shareholding control, through publication at the Brazilian Federal Official

Gazette and in nationally recognized newspapers. In particular, the following shall be disclosed:· Any dividend payments to the Federal Government (or to companies controlled by it) and contributions of capital to the capital account provided by it over the last 15 years;· Creation of special shares and the powers defined to them (as applicable).

     For the event of Cepisa privatization, the defined payments are recommended to be made in full through the stock exchange (B3), by means of the effective currency, upon sale settlement.

     The remaining procedural aspects shall be detailed in the Request for Proposal of Privatization, Manual of Auction Procedures, Procedural Manual for Offering of Shares to Active and Retired Employees and associated agreements.

Product 11 –Privatization Modeling Proposal

4. Purpose of the Auction

4.1 Purpose of sale

As outlined in Law No. 12.783/2013, as amended by Law no. 13.360/2016, and in the Decree Draft, which regulates the distributorship concession bid associated with the assignment of control of corporation providing public electric power utility services, the purpose of the auction is sale of the company associated with granting of the public electric power distribution service.

For definition, the applied analysis methodology considered both financial (amount of concession, equity value, etc.) and legal (regulatory feasibility) aspects when defining and assessing the purposes.

The alternative sale of the company associated with concession granting consists in joint auction of the concession granting and disposal of the distributor company's shareholding control. Thus, the concession is simultaneously extended to the company itself and the shareholding control is assigned to the new controlling shareholder.

If Eletrobras fails to approve the adjustments, the legal provisions dealing with pure concession granting shall be applied. Accordingly, in this case, the auction for sale of the company associated with concession granting shall not be conducted.

4.2 Assessment of sale feasibility

Based on the rationale described in the prior item, from four dimensions, the auction purpose for Cepisa was defined as shown below.

Sale viability assessment – Current scenario

Legal readiness
(for sale in 2017)
Financial effect
(vs. liquidation)
Financial attractiveness
(stand alone)
Investors' interest
Possible sale modality
Cepisa
✓
✓
✓
✓
Company associated to the concession

Initially, we identified whether Cepisa is legally able to be sold within the desired schedule.

Then, we assessed whether the financial consequence of selling the company associated with the concession was more beneficial to Eletrobras as compared to liquidating the company with the resulting disposal of the pure concession.

We also analyzed whether Cepisa holds financial attractiveness as a stand-alone company, i.e., individually.

Finally, based on the conducted market sounding, we identified whether there are investors potentially interested in acquiring the company.

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Product 11 –Privatization Modeling Proposal

     As Cepisa met the requirements from these four perspectives, it is concluded that the company would have conditions to be sold in na auction associated with the concession grant.

5. Relevant Aspects of Valuation

5.1 Relaxation of regulatory parameters

     It should be taken into consideration that the companies’ valuation already considers, among the flow perspectives, the consequences of the Technical Notes 351/2017 and 149/2017 of ANEEL, the latter being the result of the Open Court 032/2017, providing for loosening of regulatory metrics for financially unbalanced concessions, including Cepisa.

     Such ANEEL Technical Notes loosened for the company the regulatory values of the PMSO, Non-technical Losses and RGR metrics of the designation period. As a result, there is increased financial setoff through tariff to the distributors and the resulting decreased volume of RGR loan, increasing the revenues thereof and, accordingly, its cash flow.

     Such parameters shall be loosened from the tariff process dated 2017, initiated on September 28 of this year, up to the first regular review of the new utility to be contracted by means of a bid, estimated to be held in 2023.

     Such parameters shall be used as auction variables, with their methodology and values being explained in Item 12.7 - Auction´s 2nd stage ranking criteria.

5.2 Debts

     The indebtedness levels of Eletrobras distributors are quite high, and the debts may be divided into three major groups: Debts with Eletrobras; Debts with Specific Third Parties and Debts with Other Third Parties. Debts with Eletrobras in turn may be rated according to their origin: Ordinary Resources, RGR, Banco Mundial and Eletrobras related parties.

a) Debts with Eletrobras: refer to funds with the Holding or through it by means of onlending. Since Eletrobras itself holds the credit rights, the debts may be used by the company as means to optimize the capital structure of its distributors.

o World Bank: Eletrobras holds funds obtained with World Bank for the purpose of investing in improved infrastructures, project named by the companies as “Projeto Energia+” [Project Energy+]. Such funds are then lent to distributors as loans and financing.

o RGR (Global Reversal Reserve): Refers to amounts raised by Eletrobras for the distributor with the Global Reversal Reserve (RGR). Thus, the sums are due by the distributor to Eletrobras, associated with funds raised from the RGR. The amounts found in the balance sheet, as of the base date of this report (12/31/2016) are mostly from loans obtained prior to the designation period.

§ RGR pre-PPST (temporary service provision period): Amount of debt arising out of the pre-PPST period, when the funds were aimed at financing investments of the distributors.

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§ RGR PPST (temporary service provision period): Debt amount arising out of the PPST period, initiated in November 2016. Within the scope of the concession agreement termination and beginning of such period, the RGR onlending changed their purpose to maintaining the companies’ activities ensuring the so-called “Appropriate Remuneration”, as defined in the Technical Note 331 dated September 13, 2016. By the end of this Item, the estimated sums of the debts with RGR are provided until the end of February 2018 (date estimated for entry of the potential investors in the operations), considering the fund-raising operations in the service provision period.

o Ordinary Resources: Own fund onlending by Eletrobras to the distributors, through loans, usually with low financing cost and for the purpose of covering operating deficits. Therefore, this debt is directly due from the distributor to the Holding, without involving Third Parties.

o Advance Payment for Future Capital Increase (AFAC): Refers to funds contributed by Eletrobras at the distributors for future capital increases.

Usually, AFACs are paid-up as capital within up to one year of their composition, but that is not a requirement, and they may be kept in the balance sheet as distributor debt. Currently, only Eletrobras is responsible for contributing AFAC sums in the distributors.

o Related Parties: Refer to debts contracted with other Eletrobras distributors or companies, except the Holding. Among the major related parties with effective credits we may mention, for instance, Eletronorte, Furnas and Chesf.

Like in the case of the debts contracted directly with Eletrobras Holding, the company has preference over the funds, and may use the same alternatives as mentioned in the prior item. However, in this group of debts, there are legal and corporate aspects required to be noted vis-à-vis any measure. It should be stressed that variables such as the cash flows, the amount and the own capital structure of the creditor companies may be affected due to an attempted use of such credits.

b) Debts with Specific Third Parties: Debts of such nature are mostly overdue payment liabilities concerning fuel supply agreements (therefore, rated as debt by the Accounting-Equity Due Diligence), due by some of the distributors which are parties to this privatization process. Among the major creditors, we have Petrobras and Cigás.

c) Debts with Other Third Parties: refers to debts contracted with other parties than Eletrobras, its distributors, Petrobras or Cigás. The remaining creditors of the distributors and debt instruments are considered in this group, among which there are domestic public banks, such as Caixa Econômica Federal, private financial institutions and other funding agents. The procedures of the Accounting-Equity Due Diligence also included to the balances of Debts with Third Parties the amounts concerning overdue payments with suppliers, including, for example, overdue liabilities with CCC (Fuel Consumption Account).

     The RGR PPST accounting balances reported to this Consortium by Cepisa in December 2016 and June 2017 are shown below:

Product 11 –Privatization Modeling Proposal

RGR PPST BALANCES - CEPISA			
December 2016		June 2017	
R$	167,607,446.77	R$	483,622,542.50

The RGR PPST amounts released for Cepisa are established by ANEEL every quarter.

5.3 Total liabilities

The company's liabilities rated according to the creditor source, with the base date of December 2016, are provided as follows:

Cepisa liabilities composition In R$ MM (Dec/16)

123
430
1,067
31
4
1,654
1,654
514
635
1,149
515
2,289
2,803
World Bank
RGR[1]
Ordinary Resources
Related Parties
Petrobras
Subtotal
CCC[2]
Suppliers and Other Liabilities[3]
Total
Eletrobras [4]
Working Capital
Gross Indebtedness[5]

Note: does not consider legal restrictions of litigious values
1) *According to Eletrobras, R$ 167.6 MM refer to RGR PPST*
2) *The distributor does not hold liabilities (nor credits on asset accounts) related to CCC*
3) *Includes taxes and social contributions, regulatory liabilities and sectorial charges, among others*
4) *Eletrobras Credits do not include AFAC in the value of R$ 309 MM (in June 2017)*
5) *Aside from loans and financings, the due diligence considers expired values from suppliers as debts*

Source: Cepisa (staff and financial statement) Consórcio Mais Energia B

The total liabilities indicate the maximum credit amounts eventually used by Eletrobras as an alternative to make adjustments to the capital structure.

5.4 Risks and Contingencies

In the sale process, assessment of risks associated with contingencies is essential to ensure the transaction and determine its amount precisely. In this chapter, we expose the types of contingency, the current status of contingencies for Cepisa and the logical negotiation for the provided contingencies.

5.4.1 Types of contingencies

Contingencies described in this Section I - Privatization context refer to contingencies additional to those previously provisioned in the companies' balance sheet. They may result

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from both the reviewed sums provisioned and from identification of unmapped contingencies and their estimated value.

     Contingencies, type of rating and amounts derive from the legal, accounting-capital and environmental audits conducted at Cepisa.

     There are three types of contingency, according to their probable loss of the concerned sums and, accordingly, incorporation into the valuation process, as listed below:· Probable: o High risk of losing the sum involved in the judicial and administrative proceedings o Usually priced in valuations, decreasing the equity value· Possible: o Potential risk of losing the sum involved in the judicial and administrative proceedings o Usually not priced in valuations, being eventually dealt with in specific negotiations between the selling and the purchasing parties· Remote: o Low risk of losing the sums involved in the judicial and administrative proceedings o Usually not priced in valuations

5.4.2 Current status of contingencies

     Find below the amounts and percentages of contingencies for Cepisa, according to their risk rating level.

In R$ MM
DETAILING OF CEPISA CONTINGENCIES
	Likely	Probable	Remote	Total
Litigious	50.98	-	-	50.98
Taxes	12.31	175.79	16.01	204.12
Labor	40.99	63.33	-	104.32
Actuarial	-	-	-	-
Total	104.28	239.12	16.01	359.41

In %
DETAILING OF CEPISA CONTINGENCIES
	Likely	Probable	Remote	Total
Litigious	49%	0%	0%	14%
Taxes	12%	74%	100%	57%
Labor	39%	26%	0%	29%
Actuarial	0%	0%	0%	0%
Total	29%	67%	4%	100%

Note: ‘Litigious’ contingencies refer to materialized lawsuits and include actions from different areas
(taxes, labor, civil, environmental, and regulatory). The others refer to risks mapped in the respective diligences, which do not have materialized suits.

Product 11 –Privatization Modeling Proposal

Among the contingencies classified as 'Possible', in Tax, there is approximately R$ 107 million regarding non-technical energy loss risks, in addition to R$ 67 million about the note on credits of PIS [Social Integration Program] and COFINS [Contribution for Social Security Financing] on charges.

     In addition to the provided contingencies, there are also contingencies concerning environmental adaptations in the amount of R$ 40,829,816.00 required for distributor. Such values, however, were previously deducted from the equity value in the company’s valuation.

     It should be stressed that the base date of the contingencies is 12/31/2016 and that such sums are in addition to those provisioned in Cepisa’s balance sheet dated December 2016. The full details of the contingencies are in the audit reports.

5.4.3 Negotiations to deal with contingencies

     Dealing with such distributor contingencies is relevant to enable eventual adjustments to the company’s price between the selling and purchasing parties. However, after developing several legal and financial analyses on contingencies, it was concluded that Eletrobras would avoid keeping future liabilities – after privatization – with the purchaser related to contingencies, in addition to eventual legal provisions allowing for the purchaser to question or file actions in the future to Eletrobras.

     Thus, the adjustment definition shall occur prior to entering into the share purchase and sale agreement. Therefore, we recommend the distributor privatization to consider prior corporate adjustments between the parties as part of distributor’s sale price definition. As a result, new value adjustments or corrections concerning these items shall not be conducted after the privatization.

     Contingencies whose assessments are Probable Loss, due to the high chance they have to lose the sums involved in the respective proceedings, should be deducted from the shareholder’s value prior to transferring the shareholding control. Likewise, contingencies rated as ‘Possible’ and ‘Remote’ Loss should not have their value deducted from the company’s sale price.

· ‘Probable’ Contingencies: their amount shall be discounted from the equity price due to decreased chance of success in the proceeding and resulting probable loss of the value involved in the claim;· ‘Possible’ and ‘Remote’ Contingencies: their amount shall be not discounted from the equity price considering the chance of success in the proceeding and reduced probable loss of the value involved in the claim.

     It should be stressed that several possibilities were analyzed to deal with contingencies, but all of them were proven to be financially unfeasible, with great operating complexity or with legal hindrances and risks.

     In addition, Eletrobras was identified, due to its State nature and current financial condition, to have legal and financial limitations to offer warranties to the investors in relation to such contingencies.

Product 11 –Privatization Modeling Proposal

6. Assessment of Synergies

Assessment of synergies is a relevant dimension for defining the privatization model. At first, increased grouping of distributors for sale could lead to potential returns to scale. The returns to scale, in turn, would be reflected in decreased total costs, reflecting increased value for the company.

Such potential shall be assessed in this chapter. However, this chapter also approaches a broad perspective, which firstly conceptualizes the synergies to be analyzed and, then, relativizes their effectiveness vis-à-vis other analysis dimensions (e.g., increased competition in the auctions). In addition, it also assesses use of models which encourage synergies in light of the guidelines defined in the initial chapter.

The first challenge when conceptualizing synergies derives from the difference with which the concept is used. Within the context of proposal for the privatization model, we use the term synergy to reflect returns deriving from increased scale, resulting from grouped distributors. Thus, it is necessary to qualify other returns not to be conceptualized as synergies, to wit:

- Efficiency returns – assessment of synergies should not be confused with efficiency returns, since a stand-alone operation could be more efficient than a greater scale arrangement, taking into account the productivity factor among such companies. In fact, a comparative analysis shows that the current reality of Eletrobras companies is distant from other companies – regardless of scale

PMSO / Consumer unit vs. Consumer units – Per company, 2016

PMSO / Consumer Units (R$)
Unit
Distributors group
360
340
320
300
280
260
240
220
200
180
160
140
AES
AMPLA
ENERGISA
EDP
CELG
CPFL Paulista
ELEKTRO
CPFL
CPFL Ex Paulista¹
COELBA
CELPE
COSERN
EQUATORIAL
COELCE
LIGHT
1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 8.0 8.5 9.0 9.5
Consumer Units (MM)

1) Distributors from CPFL group, except for the CPFL Paulista distributor
Sources: Companies

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Product 11 –Privatization Modeling Proposal

PMSO / Consumer unit vs. Consumer units – Per company, 2016

PMSO / Consumer Units (R$)
Unit
Distributors group
State
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
Boa Vista
Amazonas
Ceron
Eletroacre
Cepisa
Ceal
COSERN
CELG
ELEKTRO
AMPLA
EDP
CELPE
COELCE
CPFL Paulista
LIGHT
CPFL Ex Paulista¹
EQUATORIAL
ENERGISA
COELBA
AES
CPFL
0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 8.0 8.5 9.0 9.5
Consumer Units (MM)

1) *Distributors from CPFL group, excepting for the CPFL Paulista distributor*
Sources: Companies

- Geographic and social-economic – returns obtained due to the characteristics of concession areas, either by physical continuity, or by social realities (e.g., communities with impaired access), or by economic aspects (e.g., agribusiness or industrialized areas)

- Financial – deriving from better business conditions, usually provided by the credit quality of a new purchaser

- Revenue – increased company's revenue deriving from cross trading of products, possibly adding greater margin to the business

The efficiency improvement return is already embedded to the economic-financial assessment model, following the incentives for efficiency as set out by the regulations.

24

Product 11 –Privatization Modeling Proposal

PMSO / Consumer unit vs. Consumer units – 2016 vs. 2022[1] Per company

PMSO / Consumer Units (R$)
2016
2022
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
Boa Vista
Boa Vista
Eletroacre
Eletroacre
Ceron
Ceron
Amazonas
Amazonas
Ceal
Ceal
Cepisa
Cepisa
0,1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0
1.1
1.2
1.3
1.4
1.5
Consumer Units (MM)

1) *In real monetary value based on valuation projection*
Sources: Companies

The remaining above-mentioned returns are not applicable to the grouped companies. Although belonging to similar regions, the distances involved do not justify returns – on the opposite, given the geographic set-up, even inside States there are no verifiable scale savings.

Synergies of revenues are also not materialized for the case of concessions, since both tariffs and the market itself are granted under a monopolistic character for most customers. Financial synergies in turn (e.g., indebtedness cost) are basically assigned to the credit rating of the potential purchaser, not being influenced by eventual grouped concessions.

We should then return to the synergies obtained due to increase scale, resulting from grouping operations. These are usually reflected into the dilution of fixed costs (administrative) and returns of the purchasing power – specifically related to investments (particularly high in the future perspective).

The maximum estimate for such return is R$ 200 million in nominal values (as detailed below), when we consider the synergy for the case in which all six distributors are acquired by a single investor. Such estimate is based on a percentage over the sum of the administrative costs of the six Distributors considering independent operations.

Our experience indicates that such benefits are attained in about 5 years, being maintained for some period, until their capture by the regulator, or, in case of the investments, with reduced consequence in the BRR, not reflecting increased tariffs.

In addition, for it to be taken into effect, it is necessary to assume investments in systems, consulting, team allocations, as well as approval of the regulator as to parameters for sharing of funds.

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Product 11 –Privatization Modeling Proposal

Thus, it was estimated a potential maximum annual savings of R$ 20 nominal million for 10 years, between 2023 and 2032, amounting to R$ 200 million of consolidated value for the six distributors, if acquired jointly. The annual estimated savings is equivalent to 25% of the administrative costs estimated for the distributors, estimated at R$ 80 million in real values, according to the table below.

Distributor	(A)Mean PMSO[1]	NPV A[2]	Yearly CF[3]
Ceal	279,183	115,995	11,600
Cepisa	507,836	212,420	21,242
Eletroacre	157,157	65,053	6,505
Ceron	405,205	168,856	16,886
Amazonas	470,687	194,076	19,408
Boa Vista	113,186	49,358	4,936
			80,576

[1] PMSO between 2023 and 2032
[2] Present Value of Mean PMSO
[3] 10% Share of NPV A based on comparables

The 10% share of the administrative costs over the total costs was estimated based on some comparable operations, as provided in the following chart.

Administrative Expenses / PMSO
16.5%
16.4%
6.7%
7.6%
9.3%
8.9%
10.9%
9.1%
Equatorial
Light
CPFL Paulista
Coelce
Celpe
Broad
Mean
Median

In relation to returns to the purchasing power with investments, in addition to the estimated reduced capex being not so relevant, even so, there would be a consideration of decreased revenue, since part of the tariff corresponds to the remuneration of investments made and, therefore, there would be no relevant impact in the amount.

However, several aspects should be considered prior to concluding whether scale synergy is being considered:

- Obtainment of synergies through groupings could impair sale of one or more companies, considering the different levels of interest by the investors among the utilities subject to privatization – as attested in market sounding interviews, where preference for the individualized offer of the concessions was stated, eventual groupings could result into reduced number of offers, given the increasing complexity

- The effective capture occurs within the management model of the purchasing investors – the scale shall tend to be captured by the company's insertion into the

26

Product 11 –Privatization Modeling Proposal

     purchasing company, being questionable to advance its pricing in the minimum amount· Companies can be privatized at different times – e.g., such as Amazonas, which would not match the different nature groupings· Ungrouped concessions can increase competitiveness between the bidders, increasing competition and resulting into higher final price, but differently from pre-estimated synergies, avoiding the risk of empty offers for a grouping

     It should be stressed that grouping can be used for pragmatic aspects, deriving from objective assessment aspects (e.g., grouping to minimize the required capitalization) and the own interest of investors (mitigating risks that a less attractive concession is not successful in the privatization).

     In summary, a wide assessment, allied to the discussed context, does not construe as consistent the synergy incorporation to the minimum price and, accordingly, inexistence of returns to the proposed model.

     Such recommendation occurs vis-a-vis the instruction that no concession groupings should be conducted since it is construed that an open model shall tend to increase the competition between the shareholders. Thus, there would be not only an increased number of offers –avoiding the chance for auctions without bidders – but also increased prices offered. Such prices, in turn, would be more appropriate to the level of synergy the investors shall have when inserting such companies into their management model.

Product 11 –Privatization Modeling Proposal

7. Adjustments on the Privatization model

7.1 Context

     The privatization model is made from the results of the due diligence reports and economic-financial assessments. However, for the final proposal of capital and corporate structuring of the distributor, it is necessary that additional adjustments are conducted.

     The adjustments are carried out for the privatization model to meet the required legal instructions and comprise the latest information available concerning the economic-financial condition of the distributor.

Adjustments made follow the stages provided below:

ADJUSTMENTS FOR PRIVATIZATION MODELING

= Mean of Services A and B

(+/-) Consolidated adjustments
Balance Sheet Adjustments
(+/-) Asset and Liability Adjustments
(+) RGR PPST Reincorporation
(-) Reclassification of AFACs as Debt
(-) Tax Adjustments (Tax Loss and Negative Base)

= Adjusted Equity Value

(-) Reduction adjustment of tariff relaxation

= Final Equity Value

     The following topics describe the adjustments made. Their amounts are detailed in Section II - Privatization proposal.

7.2 Base amount of valuation – Average between valuations of Services A & B

     Under Decree 2.594/98, providing for the National Privatization Program, Cepisa sale model shall consider the financial assessments conducted by Services A and B contracted by the State-owned bank. These evaluations were conducted with the base date of December 2016.

     Within such context, based on the equity values drafted by Service A reported through the Letter AD/DEADE3 No. 14/2017, it is proposed that the equity value considered as basis for the financial and corporate model of Cepisa shall be the simple average of the equity values defined by Service A and Service B. The formula is below:

Product 11 –Privatization Modeling Proposal

Equity value $_{average}$ = (Equity value $_{Service\ A}$ + Equity value $_{Service\ B}$) / 2

As a result, an assessment basis is obtained with reduced chance of distortions since it considers the analysis of two different assessing companies. It is construed that both assessing companies are fully qualified to analyze the companies' value and that the natural amount differences are due to the inherent subjectivity of interpretations and assumptions of each of them. Thus, any amount adopted among those provided by such companies would be acceptable.

We should also consider that, by using the theoretical concepts and technical tools usually accepted by the experts and the market, definition of assumptions and parameters of a financial assessment has the subjectivity of its developers, which is inherent to valuation of a company. Thus, the Enterprise Value of a company, representing its projected cash flows, carried at present value by a discount rate, are subject to specific interpretations of their appraisers.

Therefore, it is construed that one-sided selection of only one of the amounts provided by both appraisers could give room to greater assessment distortions vis-à-vis the market value considered by potential investors of such companies. For example, if choosing the lowest between both values, the investor could be benefited. In turn, if choosing the largest between both values, there could be a risk that it would be distant from the market assessment, reducing the auction attractiveness. Finally, choosing an arbitrary amount – other than the average – between both values assessed would not be logical.

In the case of Cepisa, the Enterprise Value estimated by the Services A and B are in close inter-values, lower than 20% in difference between them, benefiting the average use.

ENTERPRISE VALUES OF CEPISA - MEAN OF SERVICES A AND B		
Service A	R$	2,476,185,262.79
Service B	R$	2,880,719,840.98
Mean of Services A and B	R$	2,678,452,551.88
Percentage variation[1]		14%

1) Variation calculated as the module of lower value divided by the higher value

As a result, using the average of the amounts assessed by Services A and B is the most effective alternative to define the privatization price of Cepisa.

7.3 Relevant adjustments for privatization of Cepisa

As means to minimize eventual financial discrepancies between the valuation base date and the latest balance sheet available for Cepisa (updated until June 2017 and not audited by the Consortium), updates are being made as to the balance sheet accounts related to indebtedness and working capital, in addition to specific accounting adjustments.

Accounts with their amounts updated are listed below:

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Product 11 –Privatization Modeling Proposal

Assets	Liabilities
Current	**Current**
Cash and cash equivalents	Financing and loans
Securities	Lease
Clients	Debt charges
Taxes to be recovered	Suppliers
Reimbursement rights	Taxes payable
Warehouse	Social and labor obligations
Services in progress	Reimbursement obligations
Regulatory asset	Accounts payable to related parties
Sureties and judicial deposits	Estimated obligations
Financial asset	Sectorial charges
Assets destined to disposal	Post-employment benefits
CDE repayment	Regulatory liabilities
Others	Research and development
	Financial liabilities
	Others
Non-current	**Non-current**
Clients	Financing and loans
Taxes to be recovered	Lease
Taxes to social contributions	Suppliers
Sureties and related deposits	Taxes payable
Reimbursement rights	Reimbursement obligations
Regulatory asset	Accounts payable to related parties
Others	Provision for unsecured liability in controlled
Investments	Post-employment benefits
	Regulatory liability
	Sectorial charges
	Advance for future capital increase
	Research and development
	Others

The balance sheet accounts listed above refer to those comprised of this Consortium as Working Capital (e.g., 'Customers'), Net Debt (e.g., 'Cash and cash equivalents') and other capital accounts not considered as Working Capital or Net Debt (e.g., 'Investments'). The understanding is the same as that made by the Accounting-Capital Diligence and the Economic-Financial Assessment. Such amounts exclude the remaining balance sheet accounts not listed above.

RGR PPST (for the designation period) also received different approach in the privatization model, as well as in the Economic-Financial Assessment conducted. Under the Law No. 12.783 dated 2013, the Technical Notes 351/2017 and 149/2017 of ANEEL and the Draft of Share Purchase and Sale Agreement, loosening was established for regulatory parameters for the distributor, including the RGR PPST. Payments concerning the loans contracted with RGR concerning the designation period shall have tariff recognition as components of Installment A. Since such tariff recognition follows the neutrality concept, the component was not considered when calculating the Installment A, since its consideration was also not considered for the purposes of this report.

Therefore, since the RGR PPST has tariff coverage, not impacting on the equity value, its balances – included into the Liabilities in the account of 'Loans and Financing' – were positively reincorporated into the amount to the shareholder.

It is also stressed that, for the accounts of 'Assets' (property and rights), when there is positive variation, they increase the shareholder's value. Therefore, being added to the equity value of the distributor. In the case of negative variation in turn, they reduce the amount. For the accounts of 'Liabilities' (obligations), the adjustment is inverted in relation to the 'Assets'.

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Product 11 –Privatization Modeling Proposal

For positive variation, the shareholder’s value is reduced, and, for negative variation, such amount is increased.

     The adjustments excluded the accounts of ‘Liabilities’ concerning variations in the provisions for contingencies, litigations and civil, tax and labor claims. The reason is the probable overlapping between the new provisions made in the statements (after the valuation base date of December 2016) and the amounts of contingencies made by the Consortium. The amounts made are related to the same topics, in addition to the amounts of provisions of the financial statements and discounted from the shareholder’s value. Thus, the adjustment related to provisions for contingencies is avoided to occur in duplicate, leading Eletrobras to make increased contributions than those actually required.

     Detailed amounts and the adjustment balances are provided in Item 10.2.2 - Balance update adjustment refer to the consolidated balance between the amounts of December 2016 and June 2017, which may be positive or negative. Balances of fiscal benefit and negative CSLL [Social Contribution on Net Income] basis were also updated to June 2017.

     The resulting amount is used as basis for the adjustment in loosened regulatory parameters. The adjustments were solely applied in the equity value, not being extended to any other income.

7.3.2 Adjustment related to Advance Payments for Future Capital Increases (AFACs)

     Furthermore, if the distributor has AFACs, another adjustment is made, with the amounts concerning AFACs being considered as debt. Until the updating of the balance sheet dated June 2017 – last updated until this report was concluded – no existing AFAC was used to increase the capital.

     Thus, we suggest no new capital increase by using the AFACs of distributors by Eletrobras. As an alternative, its amounts shall now be construed as debts in the balance sheet (and may be used as an additional alternative for the capitalization to be conducted by Eletrobras outlined in

‘Stage 1’, as well as the remaining options provided).

     Taking into account that, once approved, the CPPI Resolution with definitions of financial and corporate adjustments to be made in the distributor under privatization, it is not advisable that new corporate amendments are made. It means that, if paying-up of the AFACs is after the CPPI publication, there is great chance that the numbers established in such CPPI Resolution will not comply with the distributor’s capital stock after capital increase by using the AFACs.

Thus, conflicts will be avoided concerning the number of shares to be subscribed, as well as their underwriting amount, in addition to eventual legal conflicts or non-compliances.

     We should also consider that there are no relevant financial benefits in paying up the AFACs instead of considering them as debt. The effect upon the equity is neutral, since the new indebtedness amount shall be part of the adjustments of the model. Eventual savings of the distributor with debt taxation costs (e.g., IOF) shall be offset with benefits of the reduced basis for collection of the distributor’s income tax and with adjustments for inflation of the AFACs (e.g., SELIC), which shall be due to Eletrobras.

Product 11 –Privatization Modeling Proposal

     It is also stressed that the eventual paying-up of AFACs requires several levels of approvals, including internally at distributor and Eletrobras, as well as externally from the respective governmental agencies (e.g., MME, GCEST and PGFN).

Finally, we note that, until the latest information available for this report, the distributors’

AFACs funds solely derive from Eletrobras. Detailed adjustments and amounts related to the AFACs are found in Section II - Privatization proposal.

7.3.3 Tax adjustments –Tax Losses and Negative Base

     In the first semester of 2017, the distributors used part of the Tax Losses (Individual Taxpayer Income Tax – IRPF) and Negative Base (Social Contribution on Net Income – CSLL) to liquidate tax debts. Since the economic-financial analysis of the distributors considers the use of these benefits positively in their cash flow, once used, such benefits must be excluded from the evaluation.

     Thus, for the financial modeling, the balances of Tax Loss and Negative Base used between January and June 2017 have been deducted from the tax balances existing in December 2016, base date used in the economic-financial analysis.

7.3.4 Adjustment of the relaxation of regulatory parameters

     The adjustment in the relaxation of regulatory parameters aims at complying with ANEEL Technical Note no. 149, dated September 8, 2017, in order to reach the economic equilibrium of the concessions of designated distributors, defined under the terms of Normative Resolution no. 748/2016.

     Thus, the Draft of the Decree that will govern the bidding of distribution associated with the transfer of control of legal entity providing the electric power service, as per Law 12.783/2013, establishes that, in case the value to the shareholder of Cepisa resulting from the valuation is positive (which also considers the adjustment of the balance update) based on the relaxation of regulatory parameters, the value of relaxed parameters must be registered so that the value to the shareholder is zero. That is, in case Cepisa had negative value to the shareholder before the relaxation of regulatory parameters, and such relaxation results in positive value to the shareholder, the value of the relaxed parameters must be reduced to the amount necessary for the value to shareholder to be equal zero.

The relaxed regulatory parameters of Cepisa are listed below:

RELAXED PARAMETERS

- Non-Technical Losses
- PMSO
- RGR PPST

     The adjustment of the relaxed regulatory parameters is applied to values of equity value (average of services A and B), corrected with the other adjustments specified (balance update, RGR PPST, AFAC, Tax Loss and Negative Base).

     In order to zero the value to shareholder, the relaxed values of the relaxed parameters shall be adjusted. The reason is that they have a direct effect to the first years of the concession and

Product 11 –Privatization Modeling Proposal

raise the rate to the consumer in a period in which other exceptional rate adjustments are in force.

     As detailed in Section II - Privatization proposal, the relaxed values will be used as variables of the privatization auction, after the eventual adjustment of these parameters to zero the value to shareholder. In addition, the RGR PPST will also be used as an auction variable.

     It is also worthwhile noting that in case the value to shareholder of the distributor is negative after the regulatory flexibilization, it will not be necessary to adjust the value of relaxed parameters. In this scenario, the relaxed value shall be fully valid as a base for the bids of investors in the auction.

Product 11 –Privatization Modeling Proposal

8. Capital and Corporate Structuring

8.1 Proposed capital and corporate structuring – Overview

The developed structuring is aimed at allowing the sale of Eletrobras' distributors under the model of company associated with the grant of the concession. For that, it is important to have a structure of capital capable of rising the stake of investors.

The structuring was developed in two stages, as shown below:

Corporate and Capital Structuring – Stages 1 and 2

1 **Minimum adjustment of capital structure**

"Stage 1"

- Will consider the **minimum adjustment of capital structure - equity value close to zero**
- Privatization will happen via **disposal of Eletrobras assets to the investor together with the Offer to** Active and Retired Employees

2 **Investor Capitalization**

"Stage 2"

- Following Stage 1
- Privatization will be followed by **underwriting of actions to the investor** upon **capital contribution at the company**
- **Eletrobras will have the option to participate** in the investment with up to 30%

Minimum adjustment of the capital structure – "Stage 1"

The attractiveness of a business with negative economic value to investors is reduced. Therefore, in order to allow privatization, it is necessary to adjust the structure of capital of distributors so that the actions have at least a symbolic value in their transfer.

The procedure of achieving the equity value capable of allowing the disposal of the shares held by Eletrobras in the capital stock of the distributors at a symbolic value was considered the "Stage 1" of sale modeling. This is the minimum readjustment in the capital structure of distributors, so that they may be sold. In this stage, after the capitalization, the shares held by Eletrobras in the capital stock of the distributors are sold, followed by the consequent privatization of the distributors.

For Eletrobras to be able to perform the capitalization in order to adjust the capital structure of the distributor, such capitalization must be approved in a Shareholder's Meeting. The approval is linked to the success of the auction and will be carried out before its financial liquidation.

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Product 11 –Privatization Modeling Proposal

     This stage, as well as its premises and parameters, is detailed in Item 8.2 - Minimum adjustment of the capital structure – “Stage 1”.

Investor capitalization – “Stage 2”

“Stage 2” is a stage after “Stage 1”, and optional to Eletrobras.

     It is important to stress that the capital structure of privatized companies needs to be balanced after the sale. This equilibrium is important to assure that the company will have financial health to honor its obligations – such as investments forecasted for the period of concession – and overcome eventual adverse conditions.

     This, the modeling determined that the investor stakeed in acquiring the company, in addition to buying the shares held by Eletrobras at the company of symbolic value, will also invest funds and resources to balance the capital structure of the company.

     This stage, as well as its premises and parameters, is detailed in Item 8.3 - Investor capitalization – “Stage 2”.

Eletrobras corporate stake option

     In order to allow Eletrobras to have economic and financial benefits in the future with the privatization of its distributors, the modeling foresaw the possibility for the state-owned company to remain as a shareholder of the companies sold, holding only a minimum percentage of corporate stake right after the disposal, being able to increase its corporate stake by up to 30% of the total shares of the distributors within up to six (6) months after the auction.

     For such, Eletrobras is entitled to increase its corporate stake up to the limit of 30% of the shares of the capital stock of Cepisa, case in which the investor shall assign its right to subscribe such new shares to Eletrobras, so that it may formalize such increase. Considering the financial conditions of the company and the credit amounts of the debt held by Eletrobras with its distributors, Eletrobras may also pay such new shares by exchanging such debts into investment. These rules will be defined in the Shareholders Agreement to be signed by Eletrobras and the investor, and such agreement will be an attachment to the Purchase and Sale Agreement of the distributor.

     Finally, it should be stressed that this alternative is not effectively part of the privatization, but an alternative available to Eletrobras, to be evaluated by it. Therefore, the intent is to include in the purchase and sale agreement of the distributor that Eletrobras may manifest its stake in increasing its corporate stake in the distributors after the privatization, within up to six (6) months from the date of the auction.

     In order to be eligible to increase its corporate stake in this stage, Eletrobras must hold one (1) share at the end of “Stage 1”. In case Eletrobras chooses not to increase its stake, such remaining share shall be sold to the investor within six (6) months from the date of the auction.

     This stage, as well as its premises and parameters, is detailed in Item 8.4 - Eletrobras corporate stake option.

Product 11 –Privatization Modeling Proposal

8.2 Minimum adjustment of the capital structure – "Stage 1"

Eletrobras is recommended to adjust the capital structure of Cepisa until it reaches the symbolic value of equity value (or value to shareholder) of fifty thousand Brazilian Reais (R$ 50,000.00). Such adjustment must occur by means of capitalization of the company, with the consequent issuance of new shares, to be subscribed and paid by Eletrobras.

The logics of the adjustment to the capital structure are presented in the conceptual model below:

Capital structure adjustment of the distributor In R$ 000

Symbolic value for disposal of shares
50
45
45
5
5
Equity Value - Final
Conversion - Disposal of shares for Active and Retired Employees
Conversion - Disposal of shares for Investor
Equity Value – Adjusted Post "Stage 1"
Note: Illustrative
Value of shares to be disposed to Investors
Value of shares to be disposed to Active and Retired Employees

8.2.1 Symbolic value of shares sale (privatization)

The value of R$ 50,000.00 consists of the symbolic equity value considering the size of Cepisa. This value, unlike any other symbolic value of smaller (such as, for instance, R$ 1.00 or R$ 1,000.00), allows the operation of sale of shares of the distributor, held by Eletrobras to the investor, resulting in the privatization of the company, occurs in a more appropriate way.

In a privatization occurring with the sale of shares, such as the case of Cepisa, the shares must be offered not only to investors, but also to active and retired employees. In order for the latter to have their right to acquire duly protected, at least 10% of the shares directly or indirectly held by the Government (in this case, equivalent to R$ 5,000.00), it is necessary that the disposal value of the shares is factual by active or retired employee. For that to occur, there must be assurance that the lot of shares offered to active and retired employees have minimum purchase value aiming at their financial operationalization.

This, this Consortium has assessed that the value of R$ 50,000.00 meets the requirements of privatization with safety. Such value allows the aforementioned parameters to be protected, avoiding operating and legal risk in the future in case of smaller amounts for the sale of shares. The assessment has considered, among other aspects: 1) the need to have a factual value of sale of shares to each one of the active and retired employees eligible to purchase; 2) the potential quantity of active and retired employees eligible to purchase shares; 3) a margin of safety for the

36

Product 11 –Privatization Modeling Proposal

number of eligible employees, active and retired; 4) the number of shares of the company; 5) the minimum values to each lot of shares of the company.

     The capitalization value also considered the reality of six distributors in privatization procedure by Eletrobras, part of the same initiative. An uniform value was defined to all, considering the similarity of the financial situation in which they are found, as well as the proposed auction model, in which its sales operations interconnect. The definition of a homogeneous sales value of the companies, considering their financial situation, allows for a clearer and greater understanding of the privatization procedure of these companies to investors and to society.

     Details on the number of shares and values, among other aspects, are listed in Section II -Privatization proposal and in the Public Notice to the privatization procedure of Cepisa.

8.2.2 Capitalization alternatives

     It is recommended that the choice on the alternatives to perform the adjustments to the capital structure of Cepisa should fall exclusively onto Eletrobras. The choice shall be made according to the most attractive options and to the reality of financial availability and credit of the company at the time of the operation.

     Recommendation made, it has been noted that Eletrobras could use three main alternatives to make the capitalization, all resulting in subscribing shares of the distributor: (i) conversion of debt credits by distributor to Eletrobras; (ii) assumption of debts of the distributor with third parties; and/or (iii) cash contribution to the distributor’s capital structure.

· Conversion of debt credit of distributor: requires that Eletrobras should waive the right to amortization and interest of the debt credits, which, in part, would be of doubtful liquidation without the privatization. However, no demand is made in terms of cash disbursements by the company;· Assumption of debts of distributor with third parties: requires disbursement of cash for the payment of debts with third parties, according to the negotiation occurred;· Funding of financial resources to the distributor: requires disbursement of capital to allow the contribution to capital.

     In order to define the best alternative of capitalization to Eletrobras, a specific analysis shall be carried out by the Holding.

8.3 Investor capitalization – “Stage 2”

     Even after the adjustment to the capital structure by Eletrobras to a symbolic value, the recommendation, for the purposes of conclusion of the privatization procedure of Cepisa, is to conduct a new capitalization of the company, however this time by the investor, against the underwriting of new shares. This capitalization has the attributions of:

a) Avoiding the participation of investors effectively committed with the success of the company or without the due financial conditions to make the investments necessary for the organization;

Product 11 –Privatization Modeling Proposal

b) Optimizing the capital structure of the company. After the “Stage 1”, against a symbolic equity value, the capital structure of Cepisa shall consist of approximately 100% of debt.

Thus, the company is not duly capitalized to make the investments and other demands of cash;

c) Demonstrating to society and stakeholders that the privatization of Cepisa has attracted an investor committed to contributing with resources sufficient to cover the investments in the first five years of the concession, fundamental to lever efficiency and the level of service of the company.

     The definition of the capitalization value took two factors into consideration: 1) capital structure of companies after adjustments in “Stage 1”; and 2) reference leverage for electric power distributors in Brazil considering that Eletrobras remains as a minor partner of the companies.

     In the first factor, it was considered that the capital structure that will serve as basis to be adjusted by the investor is the post-privatization operation structure. That is, any possible debt conversions by Eletrobras have already been considered in order to reach the value defined for the disposal of the shares of the distributor held by Eletrobras to the investor and consequent privatization of Cepisa. At the moment, the company's leverage is close to the theoretical limit, since there is no significant equity value.

     In the second factor, a reference capital structure was used for companies of the industry, with a 54% financial leverage. Leverage is calculated as the modulus of net debt divided by the sum of the net debt value modulus and the company's equity value, as follows: (|Net Debt| / [|Net Debt| + Equity Value]).

     The value of 54% defined as the investor's post-capitalization leverage goal was calculated according to the methodology used by the More Energy Consortium B. It considers the average of the current weighted average capital cost ("WACC") of the most comparable companies leveraged in the industry. The calculation of the value required from the investor also considered that Eletrobras will exercise the option to reach the maximum value of ownership (30%) in Cepisa through debt conversion, after the privatization.

     If Eletrobras does not partially or fully exercise its option, there is no damage to the operation or the investor. The main reflex is that Cepisa will have a more leveraged capital structure than the suggested level (54%). However, as a function of the capitalization made by the investor, the distributor is already more prepared to face the relevant investments foreseen for the first years after privatization. Likewise, the reasons to require the investor’s capitalization remain to be met.

     It should be noted that, in addition to the capitalization forecasted for the investor, optimizations of the capital structure tend to be made progressively by the future investor. Thus, new contributions of resources may be demanded so that the financial equilibrium of Cepisa is continuously achieved or even to face cash demands. Accordingly, in case Eletrobras decides to remain as a shareholder of the distributor and does not accompany the investor in eventual future increases of capital of the distributor, it shall be diluted. The same principle applies to eventual minority stakeholders (including Active and Retired Employees who joined the distributor’s Share Offer).

The capitalization values of the investor are listed in Section II - Privatization proposal.

Product 11 –Privatization Modeling Proposal

8.4 Eletrobras corporate stake option

8.4.1 Justification

     The privatization modeling considers the possibility of Eletrobras continuing as a minority stakeholder of Cepisa after the disposal of the shareholding control of such distributor. When holding a shareholding interest, even if assuming the risks as a shareholder of the company, Eletrobras may recover part of the investments made with the receipt of dividends or future increase of value and subsequent sale of its shareholding interest.

     In such case, Eletrobras shall have the right to increase its shareholding interest at Cepisa after the privatization of the company, having as an alternative not only the contribution to capital, but also the additional conversion of debts into shares. Thus, the state-owned company will not necessarily need to contribute to the capital of Cepisa in case it is willing to exercise the respective option, using the credits of remaining debt eventually held against the privatized company.

     The structuring of this alternative to Eletrobras occurs to provide it with an option to generate additional value from the privatization. For such, a financial valuation shall be carried out by Eletrobras, considering, among other aspects, the TIR and VPL of both scenarios.

8.4.2 Eletrobras corporate interest threshold

     The corporate interest of Eletrobras should be limited to 30% of the shares of the company. The threshold of 30% was established based on benchmarks and good market practices, in which minority stakeholders have limited participation in the governance and/or management of the company.

     The established percentage, in addition to allowing Eletrobras to hold relevant economic interest in the company, will not be equivalent to that of future investor, which will provide the investor with autonomy to act.

     The capitalization to be performed by Eletrobras shall also follow the same profile of share categories currently existing at Cepisa. Thus, eventual risks of legal inquiries related to specific corporate adjustments to the privatization procedure may be mitigated.

     However, the shareholders agreement set forth in Item 8.4.3 –Participation of Eletrobras in the governance of the company shall be observed. Therefore, the degree of attractiveness of Cepisa privatization to investors, main resource holders and risk takers, should be kept when assuring autonomy in the management of the company.

     Such evaluation was also carried out based on market analyses, which included interviews with market experts and potential investors. In general, investors tend to accept the participation of Eletrobras in the company, however without substantial participation in the management of the company.

8.4.3 Participation of Eletrobras in the governance of the company

     In the presented model, although Eletrobras holds shares of Cepisa, the state-owned company should preserve minimum rules in the management and governance of Cepisa. Thus, the attractiveness of sale of the distributor would not be reduced duet to the sharing of its management, allowing the highest degree of freedom to the new investor.

Product 11 –Privatization Modeling Proposal

     For such, it proposes that, regardless of the shareholding organization of Cepisa after the privatization, a shareholders agreement with the following parameters shall be established:

MODEL OF PROPOSED AGREEMENT
Participation Option	Eletrobras option to increase the participation in the distributor up to 30%
Conditions for the increase of capital	Accompany or increase the participation via debt conversion
Purchase priority	Valid to investor and to Eletrobras
Tag Along	100%
Effectiveness of the agreement	Regardless of controller succession

     The objective of this configuration is to preserve the attractiveness of creation of value of the company, overcoming eventual barriers resulting from the sharing of decisions of the company after the privatization.

     It is worthwhile noting that, even though not having a role in the management of the company, Eletrobras shall have its rights as a minority stakeholder duly protected. Privatized, Cepisa will become a business corporation, one of the legal requirements for a company engaged in the distribution of electric power. In this case, the rights of the minority stakeholders will be governed by law, as well as the requirement of observance of good corporate governance practices (including the conduction of external audit and the disclosure of financial statements).

     In addition, Eletrobras shall have specific aspects set forth in the shareholders agreement and in the obligations of the eventual investor when acquiring Cepisa. The rights of Eletrobras are protected by the conditions detailed in the Public Notice to privatization of the company, and the specific conditions of the purchase and sale agreement of the distributor, including the shareholders agreement.

8.4.4 Procedure for Eletrobras to increase its shareholding interest

     The purchase and sale agreement of the distributor and the shareholders agreement establish that Eletrobras will have up to six (6) months from the date of the auction to decide on its interest in increasing its shareholding interest by up to 30% of the shares of the capital stock of Cepisa. Once the decision is made, Eletrobras shall communicate it to the new controller so that it becomes effective.

     In case Eletrobras is interested in increasing its participation, the legal and usual procedures for the capitalization of the company shall be observed, considering the rights of minority stakeholders – including active and retired employees acquiring shares of Cepisa. The investor shall not accompany such capitalization, in order to dilute its interest in the distributor and for Eletrobras to achieve the maximum threshold determined for its shareholding interest.

     As mentioned, the capitalization to be made by Eletrobras may also be made using debt credits held by the state-owned company with Cepisa. The financial conditions of the capitalization, i.e., the market value per share, shall be the same of Stage 2 and of the auction.

8.5 Classes of shares

     During the procedures of increase of capital of the distributor, the assumed premise is that the distributor will observe the legal rules applicable to the matter.

Product 11 –Privatization Modeling Proposal

     In case the new controller is interested in rearranging the corporate structure of the company, it may issue new classes of shares or create groups. This should occur provided that the legal rights of minority stakeholders are observed, as well as the contractual obligations resulting from the privatization procedure.

Product 11 –Privatization Modeling Proposal

9. Shares offering to active and retired employees

9.1 Mechanism

     According to the applicable legislation, the active and retired employees of the companies directly or indirectly controlled by the Government, included in the National Privatization

Program (“PND”), herein the Investment Partnership Program (“PPI”), are assured the offer of at least ten percent (10%) of the shares representative of its capital.

     The offer to active and retired employees is made in parallel with the privatization auction, and its implementation is conditioned to its success, i.e., against the effective transfer of shareholding control.

     To take part of the offer, active and retired employees must be qualified according to the criteria established in Item 9.2 – Definition of active and retired employees. After such qualification, active and retired employees shall indicate the number of lots of shares they are willing to reserve, without any purchase obligation.

     Each qualified active and retired employee may receive the same number of shares, regardless of title, either at the present or upon retirement.

     To negotiate the shares, the active and retired employees must be qualified and must hire a custodian agent, authorized institution accredited with B3, new denomination of BM&FBOVESPA.

9.2 Definition of active and retired employees

     For the purposes of the Offer to Active and Retired Employees, active or retired employees of the distributor shall be considered as the following:

1) Employees with labor links with the distributor on the date of publication of the Public Notice in the Federal Official Gazette;

2) Retired employees who meet any of the following requirements: a) Hold labor link with the distributor on the date of request of their retirements; b) Have the last contribution to the social security made as an employee of the distributor; c) Have the last contribution to the social security covered by the distributor, as a result of voluntary dismissal plans; The details on the eligibility criteria of active and retired employees for their eligibility to the auction, including specifications of CNPJ [Corporate Taxpayer ID Number] of companies eventually related, shall be included in the Public Notice to the privatization of Cepisa.

9.3 Offer General Conditions

     The table below presents the main conditions of the offer of shares to the active and retired employees, with explicative details in the following items.

Product 11 –Privatization Modeling Proposal

General Conditions for Offering Shares to Active and Retired Employees

Conditions of the offer	Percentage of Eletrobras shares to be offered	10%
	Discount on the Investor's underwriting value	10%
	Destination of the Remainder	Sale[1] to the Investor
Offering Process	Quantity for offering to Active and retired employees	02 Offers
	Purchase limit	Depends on the number of entitled people
Underwriting process	Shares to be subscribed by Active and retired employees	Depends on the participation acquired in the offer
	Price per share on underwriting	Same price as Investor
Re-purchasing process[2]	Lock-up period	No lock-up
	Re-purchase deadline	03 years
	Value per share for re-purchasing purposes	Same value as underwriting
	Value limit of shares to be re-purchased	R$ 100,000.00
	Increase in shares' value	10%
	Monetary correction index	SELIC
	Final re-purchase value	Assets value (up to R$ 100,000.00) + 10% + SELIC

1) Sale by the same offering value to Active and Retired Employees
2) The re-purchasing rights are exclusive for the original purchasers

The shares shall be offered to the active and retired employees in mixed lots, containing ordinary and preferred shares in the same proportion existing at the distributor. The offer in lots is necessary to allow the sale of the shares for the minimum price (R$ 0.01) necessary to perform a transactions in Brazilian Reais. Rounding may also occur to the totals of the number of shares per lot, offered to employees, culminating in a final offered percentage slightly greater than the value defined as a goal (10%). The details are described in Section II – Privatization Proposal.

For the second offer of shares to employees, aiming at the sale of eventual surplus of shares from the first offer, there will be criteria applicable purchases involving employees in case of draw, as duly established in the Public Notice to the auction and the Manual of Shares offering to active and retired employees.

9.3.1 Offer take and differentiated conditions

The active and retired employees of the distributor will be offered 10% of the shares held by Eletrobras. According to Article 30, Paragraph 4 of Decree No. 2.594, of May 1998, the shares to be offered to the active and retired employees may have different prices and conditions in relation to those offered to investors.

Thus, active and retired employees will have the prerogative to acquire shares at a lower price than the price paid by the new controller of the company in the Auction. The price per share for the Offer to Active and Retired Employees shall be defined as the value per share paid by the investor for the purposes of disposal, discounting up to 10%.

9.3.2 Offsetting differentiated conditions to Eletrobras

The discount offered to the active and retired employees must be offset to Eletrobras by the investor, as per Article 30, Paragraph 5 of Decree No. 2.594, of May 1998. Such offset shall occur directly, with the total value being paid in conjunction with the liquidation of the auction.

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Product 11 –Privatization Modeling Proposal

     After the stage of offer to the active and retired employees, shares that have not been sold shall be purchased by the winner of the auction, for the same price as previously offered, i.e., with the same discount offered, since the investor already is responsible for the costs of such discount.

9.3.3 Offer Procedure and Purchase Limits

     A single offer of shares shall be made, extensive to all active and retired employees of each distributor, of 10% of the total amount of shares held by Eletrobras after the adjustment of the capital structure of “Stage 1”.

     Based on the value of the shares for the disposal to the Investor, the value of shares for the Offer to Active and Retired Employees shall be calculated with the application of the discount of 10%, as indicated in Item 10.6 - Shares offering to active and retired employees. In order to allow the Offer, the shares will be grouped so that a lot of shares has value equivalent to R$ 0.01 (one centavo), minimum effective unit for money transactions.

     After the qualification stage, the maximum limit of lots of shares that each active and retired employee may acquire will be defined (“Purchase Limit”), through the division of the number of lots offered by the number of qualified persons.

9.3.4 Follow-up by minority stakeholders of investor underwriting

     As presented in Item 8.3 - Investor capitalization – “Stage 2”, the investor shall increase its interest in the capital stock against the underwriting of new shares following the liquidation of the auction. At that time, the persons who have acquired shares through the Shares offering to active and retired employees already are considered shareholders of the company.

     The value per share (or lot of shares) for the eventual follow-up of the capitalization by the active and retired employees shall be equal to the price per share for the investor underwriting.

9.3.5 New controller shares repurchase obligation

     The active and retired employees will be entitled to distribute the acquired shares in the following differentiated conditions:

a) Under the scope of the Offer to the active and retired employees b) In the underwriting of capital with the investor

     In case the active and retired employees who acquired shares of the Distributor are interested in selling such shares to the new controller, they may make such sale after three years from the date of the liquidation of the auction. The repurchase of these shares shall be made at the price per share acquired, up to the total maximum value of R$ 100,000.00 (one hundred thousand Brazilian Reais) per Active or Retired Employee.

     Moreover, for the repurchase, the value of the shares acquired by the active and retired employees shall be added 10%. Following that, such total must be adjusted by the SELIC of the period for the purposes of inflation adjustment of the values. These values are detailed in Section II - Privatization proposal.

Product 11 –Privatization Modeling Proposal

     The addition of 10% to the repurchase value is defined as a form of assuring differentiated conditions to the active and retired employees with a substantial value, since the sale of shares for the privatization of the distributor is made with symbolic value. It is a benefit for the participation in the capitalization of the company and also an stimulation for employees to contribute with the financial and operating success of the company.

     The price per share (or lot) shall observe eventual adjustments resulting from grouping, split, bonus, and/or additional underwritings of shares or equivalent operations. Details of the values are also presented in Section II - Privatization proposal.

     It is worthwhile noting that the active and retired employee are not prohibited from selling shares they acquired from Cepisa to third parties. However, in case such sale occurs, the obligation and respective share repurchase conditions are cancelled. Exceptions apply to cases of heritage and eventual legal provisions.

9.4 Shares not acquired by active and retired employees

     The shares offered in the Shares offering to active and retired employees, eventually not acquired by active and retired employees, shall be purchased by the investor. The purchase shall occur at the differentiated value (already with the discount), since the investor will already be entitled to offset the discount to Eletrobras.

Product 11 –Privatization Modeling Proposal

Section II - Privatization proposal

10. Summary of Cepisa’s privatization proposal

     This summary will present the recommendations of Consórcio Mais Energia B in relation to the privatization of Cepisa. The evaluations and recommendations are presented in an objective manner, according to the instructions presented in Section I - Privatization context. They are intended to guide the actions to be taken by Eletrobras and entities responsible for the privatization procedure of the company.

10.1 Cepisa’s Corporate Structure

     The corporate structure on the base date of 12/31/2016 is organized according to the table below:

CURRENT CEPISA’S CORPORATE STRUCTURE
Total shares			779,223,552
Capital stock	R$	1,272,747,054.06
Nominal value of shares	R$		1.63335291

Interest		Shares	(%)
Eletrobras		779,223,552	100.00%
Minorities		0	- %

Classes of shares		Shares	(%)
Ordinary		744,131,334	95.50%
Preferential		35,092,218	4.50%

10.2 Cepisa’s Sales Price Definition

10.2.1 Result of economic-financial evaluations

     The economic value of the shares of the company was determined according to the base date of 12/31/2016. Following on, the values were defined, considering the average of the prices for Services A and B, demonstrated in the table below:

ECONOMIC VALUE OF CEPISA - MEAN OF SERVICES A AND B
Service A	R$	91,400,895.59
Service B	R$	495,935,437.78
Mean of Services A and B	R$	293,668,184.68

     The definition of the economic value of Cepisa followed the definitions and instructions of Decree no. 2.594/98, Article 30, Paragraph 3, taking into account several aspects relevant to a valuation:

a) Improvement of the operational efficiency level of the company, equal to or even higher than the efficiency levels of the market; and

Product 11 –Privatization Modeling Proposal

b) Evaluations of relevant due diligence for asset valuation (Legal Due Diligence, Accounting-Equity Due Diligence, Technical-Operational Due Diligence, Actuarial Due Diligence, Human Resources Due Diligence, and Environmental Evaluation Report).

     The detailing of the relevant information of these reports for the modeling are described in Section I - Privatization context.

10.2.2 Balance update adjustment

     As mentioned in Item 7.3.1 – Adjustment to comprise updated balance sheet until June 2017, the entries of the balance of Cepisa were updated to reduce the difference of values between the base date of the valuation (December 2016) and the last available publication of results (June 2017).

     The balances of the adjusted values are listed below, by entry, and consolidated in a table, including the positive or negative effect they have to the adjustment value:

ASSET (IN R$ 000) - CEPISA	Dec/16	Jun/17 Adjustment
Current
Cash and cash equivalents	5,200	6,542	1,342
Securities	8	17,521	17,513
Clients	379,675	349,472	(30,203)
Taxes to be recovered	17,440	16,352	(1,088)
Reimbursement rights	124,431	23,016	(101,415)
Warehouse	12,884	15,337	2,453
Services in progress	-	-	-
Regulatory asset	-	-	-
Sureties and judicial deposits	-	-	-
Financial asset	132,800	153,350	20,550
Assets destined to disposal	-	-	-
CDE repayment	-	-	-
Others	60,636	69,920	9,284
Non-current
Clients	209,391	225,652	16,261
Taxes to be recovered	7,668	7,668	-
Taxes to social contributions	-	-	-
Sureties and related deposits	16,272	17,124	852
Reimbursement rights	-	-	-
Regulatory asset	-	-	-
Others	1,437	1,547	110
Investments	146	146	-
Total asset adjustment			(64,341)

Product 11 –Privatization Modeling Proposal

LIABILITIES (IN R$ 000) - CEPISA	Dec/16	Jun/17	Adjustment
Current
Loans and Financing	302,796	529,315	226,519
Lease	-	-	-
Debt charges	-	-	-
Suppliers	246,111	134,079	(112,032)
Taxes payable	215,861	162,433	(53,428)
Social and labor obligations	30,711	33,806	3,095
Reimbursement obligations	-	-	-
Accounts payable to related parties	-	-	-
Estimated obligations	-	-	-
Sectorial charges	10,315	10,503	188
Post-employment benefits	27,609	1,023	(26,586)
Regulatory liabilities	-	-	-
Research and development	11,128	12,785	1,657
Financial liabilities	88,192	70,789	(17,403)
Others	118,133	82,271	(35,862)
Non-current
Loans and Financing	1,378,432	1,548,069	169,637
Lease	-	-	-
Suppliers	-	-	-
Taxes payable	187,972	58,430	(129,542)
Reimbursement obligations	-	-	-
Accounts payable to related parties	-	-	-
Provision for unsecured liability in controlled	-	-	-
Post-employment benefits	3,273	3,273	-
Regulatory liability	-	-	-
Sector charges	-	-	-
Advance for future capital increase	295,402	308,978	n/a
Research and development	54,080	55,900	1,820
Others	503	503	-
Total liabilities adjustment			28,063

CONSOLIDATED VALUE OF ADJUSTMENTS (IN R$ 000) - CEPISA
(+/-) Asset Adjustment	(64,341)
(+/-) Liabilities Adjustment	(28,063)
(+) RGR PPST Reincorporation	483,623
(-) Reclassification of AFACs as Debt	(308,978)
(-) Tax Adjustments (Tax Loss and Negative Base)	(92,488)
Consolidated value of adjustments	(10,247)

     The consolidated value of the balances of the entries for the respective period was used as the adjustment value:

CEPISA VALUATION ADJUSTMENTS
Mean of Services A and B	R$	293,668,184.68
Consolidated adjustments	R$	(10,247,473.93)
Adjusted Equity Value	R$	(283,420,710.76)

Product 11 –Privatization Modeling Proposal

10.2.3 Regulatory parameters relaxation adjustment

     As described in Item 7.3.4 – Adjustment of the relaxation of regulatory parameters, in case the ‘Adjusted Equity Value’ is greater than zero, the relaxation of the regulatory parameters must be reduced to result an equity value equal to zero. In the case of ‘Adjusted Equity Value’ smaller than zero, there will be no reductions to the relaxation of the rate parameters and no adjustment will be made to the equity value.

CEPISA TARIFF RELAXATION ADJUSTMENTS
Adjusted Equity Value	R$	283,420,710.76
Reduction adjustment of tariff relaxation	R$	(283,420,710.76)
Final Equity Value	R$	-
Reduction percentage of tariff relaxation		61.3%

10.3 Sale vs. Liquidation Evaluation and consequent “pure” concession granting

     One of the relevant alternatives that Eletrobras shareholders have is to evaluate the economic feasibility in selling Cepisa associated with the grant of the concession.

     In case the state-owned company is willing to sell the company associated with the concession, the respective auction shall be held. Otherwise, or if the proposed adjustments are not accepted and/or made by Eletrobras, the auction shall only be held for the sale of the concession.

     Thus, a comparative analysis between the sale price of the distributor associated with the concession and the eventual liquidation price of the company was developed. Thus, it is possible to assess if the sale would be more attractive to the state-owned entity.

     Since the sale price considers adjustments to the equity value, the adjustments were also considered in the estimate of the liquidation value. However, exception was made to Tax Adjustments and Negative Base, since these had no impact to the liquidation value, and to AFACs, since they could be paid if the distributor is not sold.

     As shown below, in the case of Cepisa, the best economic option is to sell the company, considering the value of assets and of the concession. The balance between selling and liquidating is favorable for the first option, according to the table below:

Product 11 –Privatization Modeling Proposal

COMPARISON BETWEEN CEPISA SALE AND LIQUIDATION		
Final Equity Value	R$	-
Liquidation Value (Pre-Adjustments)	R$	(1,131,330,938.88)
+ Indemnity	R$	930,755,292.59
(-) Net Debt	R$	(2,239,672,688.73)
(-) Contingencies	R$	(104,281,862.47)
(+/-) Payments/Receipts	R$	(281,868,319.73)
Liquidation Value (Post-Adjustments)	R$	(740,112,396.38)
=Liquidation Value (Pre-Adjustments)	R$	(1,131,330,938.88)
(+/-) Balance Adjustments	R$	(92,404,000.00)
(+) RGR PPST Reincorporation	R$	483,622,542.50
Final Equity Value (-) Liquidation Value (Post-Adjustments)	R$	740,112,396,38

10.4 Potentially convertible liabilities

In the case of Cepisa, Eletrobras has the credits necessary to convert the debts set forth in "Stage 1" of the modeling, as shown below:

Cepisa liabilities composition In R$ MM (Dec/16)

~R$ 1,660.3MM in remaining debts with Eletrobras
Stage 1: R$ 50 MM
123
430
1,067
31
4
1,654
1,654
-
635
514
1,149
2,289
515
2,803
World Bank
RGR1
Ordinary Resources
Related Parties
Petrobras
Subtotal
CCC2
Suppliers and Other Liabilities5
Total
Eletrobras4
Working Capital
Gross Indebtedness3

Note: does not consider legal restrictions of litigious values
1) *According to Eletrobras, R$ 167.6 MM refer to RGR PPST*
2) *The distributor does not hold liabilities (nor credits on asset accounts) related to CCC*
3) *Includes taxes and social contributions, regulatory liabilities and sectorial charges, among others*
4) *Eletrobras Credits do not include AFAC in the value of R$ 309 MM (in June 2017)*
5) *Aside from loans and financings, the due diligence considers expired values from suppliers as debts*

Source: Cepisa (staff and financial statement) Consórcio Mais Energia B

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Product 11 –Privatization Modeling Proposal

10.5 Eletrobras capitalization value – “Stage 1”

In order to adjust the capital structure of Cepisa, the total debt value to be converted by

Eletrobras in exchange for shares of the distributor in “Stage 1” is presented in the table below:

CONVERSION AND ASSUMPTION OF CEPISA’ DEBTS

Final Equity Value	R$	-

Stage 1 - Eletrobras Capitalization	R$	50,000.00
Debt conversion	R$	50,000.00
Debt assumption	R$	-
Adjusted Equity Value – Post Stage 1	R$	50,000.00

Price per share for Eletrobras underwriting	R$	1.63335291
Total shares subscribed by Eletrobras		30,612

     The number of new shares subscribed by Eletrobras from these operations is defined pursuant to the price of issuance of the shares.

     This is the stage in which the privatization of Cepisa occurs in technical terms. After the adjustment of capital, 10% of the shares shall be offered to Active and Retired Employees, 90% of the shares less one shall be sold to the potential investor, and one share must remain as property of Eletrobras. The possession of this one share is necessary in case Eletrobras wishes to increase its corporate interest.

10.6 Shares offering to active and retired employees

     As mentioned, the Brazilian legislation requires that, in a federal privatization, part of the shares directly or indirectly owned by the Government should be sold to the active and retired employees in differentiated conditions.

     Thus, the shares of the distributor held by Eletrobras shall be offered to its active and retired employees, according to the conditions below:

OFFERING TO ACTIVE AND RETIRED EMPLOYEES FROM CEPISA

Conditions of differentiated offer
Base value of sale share	R$	0.00006416
Discount over the disposal value for the Investor		10.94%
Share value for differentiated offer	R$	0.00005714

Shares to be offered
Amount of Eletrobras shares		779,254,164
Percentage of Eletrobras shares offered		10.05748877%
Total amount offered		78,373,400
Ordinary		74,790,616
Preferential		3,582,784
Total valued of sharesoffered	R$	5,028.74
Value of shares offered with discount	R$	4,478.48
Value of compensation payable by the Investor	R$	550.26

Product 11 –Privatization Modeling Proposal

Lots of the Shares offering to active and retired employees

Value of the lot of shares with discount R$ 0.01000000 Total quantity of lots in the Offer to Active and Retired Employees 447,848 Amount of shares in the lot 175 Amount of Ordinary shares in the lot 167 Amount of Preferential shares in the lot 8

Re-purchasing process1 by the investor

Lock-up period No lock-up Re-purchasing deadline 03 Years Base value per share for re-purchasing purposes R$ 0.00006416 Base value limit of shares to be re-purchased R$ 100,000.00 Increase on base value of shares 10% Share value with increase R$ 0.00007058 Correction Index SELIC Re-purchasing price per share R$ 0.00007058 + SELIC

1) In the defined modeling, the repurchase conditions by the investor of the offered shares are exclusive rights of the active and retired employees acquiring them, or by individuals that may acquire them by succession (due to death of the original purchaser). In the case of sale of the shares to third parties, the repurchase benefits will be cancelled.

     The investor shall offset Eletrobras for the offer of shares with differentiated conditions to employees (according to Decree 2.594/98), in addition to complying with the obligations included in this report, as indicated in Item 10.9 - Investors Obligations.

     Shares eventually not purchased by the active and retired employees must be acquired by the investor at the end of the sale of these shares, at the price including the proposed discount. The acquisition of the remaining shares at the discount price shall occur so that the investor is not encumbered, twice, for the financial offset made to Eletrobras in relation to the sale of the shares to the active and retired employees, since the offset to Eletrobras will be made.

10.7 Investor capitalization – “Stage 2”

     In the proposed sales model, for the purposes of liquidation of the auction, the investor willing to purchase Cepisa shall make a contribution of capital with the underwriting of new shares at the company. Such capital shall be paid in national currency.

CAPITALIZATION OF INVESTOR ON CEPISA
Adjusted Equity Value – Post Stage 1	R$	50,000.00
Value to be paid by the Investor	R$	720,915,595.51
Adjusted Equity Value – Post Stage 2	R$	720,965,595.51
Amount of share to subscribe to the Investor		11,235,529,593,798
Price per share subscribed	R$	0.00006416

Product 11 –Privatization Modeling Proposal

10.8 Cepisa’s final corporate structure

     At the end of the privatization procedure, Cepisa shall present the corporate structure described below, considering the full adhesion of the active and retired employees to the offer of shares:

CEPISA’S FINAL CORPORATE STRUCTURE

Total shares				12,492,680,402,577
Capital stock			R$	2,074,326,370.52
Nominal value of shares			R$		0.00016604

Interest	Ordinary shares	Preferential shares		Total Shares	(%)
Investor	10,731,062,154,927	505,168,319,634		11,236,230,474,561	89.9425%
Eletrobras	1	0		1	0.0000%
Active and Retired	1,199,012,217,021	57,437,710,994		1,256,449,928,015	10.0575%
Other Minorities	0	0		0%

Shares per Class				Total Shares	(%)
Ordinary				11,930,074,371,949	95.4965%
Preferential				562,606,030,628	4.5035%

Note: assumes the total follow-up by Active and Retired Employees of the capitalization made by the investor. The final corporate structure, however, shall vary in accordance with the degree of adhesion to the offer by the Active and Retired Employees and to the follow-up rate of the capitalization.

     The final corporate structure will vary depending on the rate of adhesion of the active and retired employees of Cepisa to the offer of shares.

     Shares eventually not acquired by the active and retired employees will be purchased from Eletrobras by the investor. The final participation of Eletrobras, however, shall not be changed.

     In case Eletrobras chooses not to increase its corporate interest, the remaining share held by it shall be sold at its base price to the investor within six (6) months from the date of the auction.

10.9 Investors Obligations

     The purchase Cepisa, the interested investor must undertake to the following obligations established in the sale proposal:

10.9.1 Financial obligations

i. Underwriting and payment of capital at the company ii. Pay Eletrobras the offsetting amount related to the differentiated conditions of the Shares offering to active and retired employees of Cepisa iii. Purchase from Eletrobras the remaining shares of the offer made to the active and retired employees iv. Fulfill the requests related to the offer of shares to the active and retired employees in accordance with the differentiated conditions established

The values of the financial obligations are defined below:

Product 11 –Privatization Modeling Proposal

INVESTOR OPERATIONS ON CEPISA

Total paid during disposal of Cepisa control	R$	45,521.52
Total value from sale of shares	R$	44,971.26
Amount of sale shares		700,880,763
Price per share	R$	0.00006416
Value compensation to Eletrobras for the offer to active and retired employees	R$	550.26

Capitalization - Stage 2
Amount of subscribed shares		11,235,529,593,798
Price per subscribed share	R$	0.00006416
Value to be paid by the Investor	R$	720,915,595.51

Other Obligations
Re-purchase of remainder from the offer to active and retired employees
Re-purchasing price	R$	0.00005714
Re-purchasing amount		Totality of remainder
Maximum value to be re-purchased	R$	4,478.48
Re-purchase of shares from active and retired employees
Re-purchasing deadline		03 Years
Base value per share for re-purchasing purposes	R$	0.00006416
Base value limit of shares to be re-purchased	R$	100,000.00
Increase on base value of shares		10%
Share value with increase	R$	0.00007058
Correction Index		SELIC
Re-purchasing price per share		R$ 0.00007058 + SELIC

10.9.2	Obligations defined in the Purchase Agreement
Certain additional obligations are recommended, namely:
i. Comply with the corporate clauses related to active and retired employees, according to the model proposed below:

Contractual obligations proposals
Private Pension	Maintain current conditions for two years
Health Insurance	Maintain current conditions for two years
Re-qualification of dismissed
personnel	Structure re-qualification program compatible with the best market practices

ii.	Comply with the governance clauses related to the shareholders agreement with Eletrobras, according to the model proposed below:

Proposed Deal Model
Participation Option	Option for Eletrobras to increase participation on the distributor up to
30%
Conditions for capital increase.	Follow or increase participation via debt conversion
Purchase preference	Mutual for investor and Eletrobras
Tag Along	100%
Deal validity	Independent from controller succession

Product 11 –Privatization Modeling Proposal

11. Cepisa’s privatization schedule

     A proposal of schedule1 presenting the key stages of the privatization procedure was developed for the privatization of Cepisa. The objective is to offer an overview of the procedure, complemented by a detailed schedule in terms of specific reports and legal drafts.

     The schedule considers the legal requirements of term and the time necessary to make the corporate and financial adjustments, as well as the observance of contractual and corporate aspects. We have observed that this schedule is preliminary and may be subject to changes and adjustments to meet the requirements of the privatization procedure.

Activity	Term
Publication of Resolution CPPI	D + 0
Data Room Opening	D + 9 days
Shareholder’s Meeting of Eletrobras	D + 50 days
Shareholder’s Meeting of Distributor	D + 63 days
Conduction of Public Hearing	D + 70 days[1]
Publication of the Public Notice to Privatization	D + 92 days
Auction	D + 145 days[2]
Auction homologation	D + 168 days[2]
Shareholder’s Meetings of the Distributor	D + 177 days
Liquidation of the auction and execution of the agreement	D + 177 days
Shareholder’s Meeting of the Distributor	D + 207 days[3]

Note: Depending on the effective date of the CPI resolution and the internal deadlines for the corporate procedures of Eletrobras (at times considered in business days), the estimated terms may be changed
1) According to Article 39 of Law 8.666/93, 15 business days before the publication of the Public Notice will be necessary. Considering that six public hearings shall occur, two weeks have been estimated. Thus, in case more days are necessary to hold these public hearings, the schedule will be changed
2) Suggestive term, since such terms are stipulated by the Public Notice
3) Suggestive term, however not smaller than 30 days from the date of the last Shareholder’s Meeting of the
Distributor

Product 11 –Privatization Modeling Proposal

Section III - Auction Model Proposal

12. Model and Procedure of Auctions

Each distributor will be auctioned individually, and the auctions will be held in sequence. The auctions will be held in two stages, the first being of offers in sealed envelope, and the second, which counts only of the classified bidders, of live bidding. Participants will make their offers following an ascending value rate, with the winner of the auction having the bid with the highest rate.

Each one of the first two auctions will include the offer of the right to participate in further stages of subsequent auctions, as defined below. From the 2nd to the 5th auction, investors who had won at least one preceding auction may remove their auction envelopes before they are opened.

The description of the proposed auction model is presented in the chapters below and detailed in the Public Notice to Privatization and Manual of Procedures of the Auction.

12.1 Proposed model

The proposed model for the conduction of the models is the mixed model, divided into two stages, the first being classificatory to the second, as illustrated below.

1st Stage - Sealed Envelope
Classification
2nd Stage – Live Auction
Rules and Procedures
Participants deliver envelopes:
• Envelopes contain:
– Offer; or
– Non-interest manifestation
• Offers are made on the Index (minimum 0) applicable to all relaxes values
– PMSO
– Non-technical Losses
– RGR
Happens if there is more than one offerer
• Classify:
– Best offer
– Offers within classification interval
– Holders of the Right to Participate (who use it)
Increasing auction for the higher Index value
• From 0 to 100, the Index applies to the Discount on Tax Relaxation
• From 100, the Index applies to grant value, with the additional being multiplied by a reference level
• Value and time increase between offers defined by the auction director

The first stage will occur by means of bids in sealed envelope, with the values being used for the classification of the second stage. In case there is more than one bidder classified to the second stage, the bids shall be placed live until the winner with the highest bid is defined,

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Product 11 –Privatization Modeling Proposal

according to the classification criteria defined and presented in Item 12.7 - Auction´s 2nd stage ranking criteria.

12.2 Sequence

The sale sequence of distributors shall follow a crescent order of attractiveness of companies as evaluated by the market sounding surveys with potential investors. Thus, the order of the auctions will be according to the figure below.

Considering the current status of promptness of the companies, the auction of Amazonas, specifically, shall be held in a second occasion due to the term necessary for its deverticalization.

Auctions sequencing

Distributor
1st Round
1st Auction
Eletroacre
+
Right1
2nd Auction
Boa Vista
+
Right 1
3rd Auction
Ceron
4th Auction
Ceal
5th Auction
Cepisa
2nd Round
6th Auction
Amazonas

1) The right to participate (detailed below).

12.3 The right to participate

With the purpose of increasing the sales attractiveness of distributors with a smaller degree of interest by investors pursuant to the market sounding, the right to participate will be offered to each one of the first two companies (1st and 2nd auctions).

This right provides its holder the option of being automatically classified for the live stage of an auction, with the minimum requirement of making a valid bid during the first stage in sealed envelope.

Each acquired right may be exercised only once, in the 3rd, 4th, or 5th auction. There is no restriction on the maximum or minimum quantity of participants classified to the second stage, even if using the right to participate in a given auction, as illustrated below.

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Product 11 –Privatization Modeling Proposal

Sequence of Auctions
Right to Participate
Use in auction
Sequence
1st Auction
Eletroacre
2nd Auction
Boa Vista
3rd Auction
Ceron
4th Auction
Ceal
5th Auction
Cepisa
Acquisition of the Right to Participate
Acquisition of the Right to Participate
Use of Right
Use of Right
OR
OR
Use of Right
Use of Right
OR
OR
Use of Right
Use of Right

12.4 The right to withdraw bids

In order to stimulate a higher number of bids, investors winners of any auction should be vested with the right to withdraw their bids from auctions following those they have won. That is, in case an investor wins the 1st auction, it may withdraw its bids from the 2nd to 5th auctions, in case it wins the 3rd auction, it may withdraw the bids from the 4th and 5th, and so successively.

In case the investor is interested in withdrawing its bid from the auction, it shall inform the interest of cancelling the bid after the start of the auction, but before envelopes are opened.

Thus, such procedure allows investors to make less conservative bids in each auction of their interest, without the risk of acquiring more distributors than they may operate.

12.5 Bid procedures and values

The bidding model of the auction was conceived with Technical Notes 351/2017 and 149/2017 of ANEEL, the latter under Public Hearing 032/2017, Technical Note 247/2017 of the Ministry of Mines and Energy ("MME"), Law no. 13.299/2016, and the Draft of the Decree that regulates the bidding of concession of distribution associated with the transfer of control of legal entity provider of public service of electric power.

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Product 11 –Privatization Modeling Proposal

     As established in the regulation above, the regulatory aspects mentioned below have been made flexible for the area of concession of the distributor:

RELAXED PARAMETERS
- Non-Technical Losses
- PMSO
- RGR PPST

     As a form of allowing the reduction of the power rate charged against the consumer, the relaxed parameters shall be used as auction variables. They will be reduced by the bids of investors participating in the auction up to the limit of the relaxations performed by the regulator.

     Once the relaxed parameters have a limit, the regulation also established the possibility of offer of values of grant by investors, with their resources being destined to the Government. The grant offer is subsequent to the reduction of the relaxed parameters and has no capped value. Thus, there are no procedural limits for the bids placed by the participants of the auction.

     To reduce the operating complexity of an auction with several parameters, the proposal is to establish a single variable for the investor offers. This variable is a reference Index, exclusive and of crescent value, the ‘Combined Discount Index in the Regulatory Flexibility and Grant’ –referred to as Index.

     In order to meet the regulatory requirements, the Index value will begin with 0.00 (zero) percentage point (p.p.) and shall not have capped value, with up to two decimal points for bids. The Index will also have two combined intervals, the first representing how investors are willing to reduce the tax relaxed, and the second representing how much they are willing the offer as grant value.

The intermediary values of the Index are described below:

- Values from zero (0.00) to one hundred (100.00):

o The offers in this interval will be related to the discount percentage in the relaxed regulatory parameters offered by the investor, with the percentage being applied linearly to all relaxed parameters in the area of concession of the distributor;

o The values will be used to define the final regulatory parameters of the area of concession of the distributor, according to the Draft of Electric Power Distribution Concession Agreement resulting from Public Hearing 94/2016 of ANEEL and Public Inquiry 037/2017 of the Ministry of Mines and Energy -MME.

- Values above one hundred point zero one (100.01):

o The bids in this interval consider only the values additionally to the initial one hundred (100.00) p.p. and refer to the value of offered grant, with the payment being made to the Government;

Product 11 –Privatization Modeling Proposal

o The value offered by the investor shall be multiplied by a pre-determined reference money value to each one (1.00) percentage point of the Index after 100.01;

For exemplification purposes, we indicate the following cases:

- Index equal to zero (0.00): The tariff is not reduced, nor the grant value. The agreement will be signed with the whole Regulatory Flexibility that served as the base of the auction;

- Index equal to one hundred (100.00): The investor completely waives to the relaxed, without offering grant value. The concession agreement shall be signed without adjustments resulting from the auction, to be applied over the relaxed factors (as per the Draft of Electric power Distribution Concession Agreement resulting from Public Hearings 94/2016 and 032/2017 of ANEEL);

- Index equal to one hundred and ten (110.00): The investor completely waives to the relaxed and offers as grant ten (10) times its reference value for each percentage point. The concession agreement will be signed without adjustments resulting from the auction, to be applied over the relaxed factors. The reference grant value of each percentage point (for instance, R$ 5 million) will be multiplies by 10, and the resulting grant value (in this case, R$ 50 million) will be destined to the Government.

     The Index will be valid both to the first stage (in closed envelope) and in the second stage (live bidding). After opening the envelopes, in case of bidders classified to the 2nd stage, the bids of investors for the highest Index value continue in live bidding until one of them is declared winner.

12.6 Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and Grant’

     The values of the first interval of the Index (from 0.00 to 100.00 p.p.) refer to the Regulatory Flexibility, in which the offered discount is applied linearly over the values of the relaxed parameters by the regulator.

     In this context, the values of the regulatory parameters used as variables of the auction should be fixed. Thus, investors will know the amount in which they bids will be placed and that will base the auction. This recommendation also aims at avoiding legal inquiries prior to or after the auction, which may compromise the privatization of the distributor.

     For such, the PMSO value and the RGR PPST to be used as auction variables should be fixed. These values will depend on the future definition of ANEEL to be used in the auction and will be informed upon the publication of the invitation to privatization. The additional RGR values eventually not part of the auction will be fully offset via tariff. Values of Non-Technical Losses are already predefined, according to Technical Note 149/2017 of ANEEL.

     The table below shows the Consortium estimate for the base of values of the auction variables for the auction of the distributor:

Product 11 –Privatization Modeling Proposal

NOTE	BASE ESTIMATE VALUES FOR AUCTION	CEPISA
l	Index (BID)	Auction Result
2	Contract: Sub clause on Tariff Coverage of RGR	Auction Result
3	Relaxation PMSO 2017	61,339,573
4	Regulatory PMSO 2017	441,967,356
5	Pre-Auction Discount	61.3%
6	2017 PMSO Relaxation Post Pre-Auction Discount	23,730,722
7	Contract: Item II Sub Clause 3 Clause 19 of the Contract	Auction Result
8	Regulatory PNT 2016	13.93%
9	PNT Relaxation	11.48%
10	Adjusted Relaxation	4.44
11	Contract: Item III Sub Clause 3 Clause 19 of the Contract	Auction Result

EXPLANATORY NOTES
1	Value offered by the auction winner
2	Value to be defined on the Contract Clause that rules the tariff recognition of RGR
Relaxation base for Operational Costs of 2017 (estimated by the Consortium, according to item 43 of NT 149/2017) -
3	will be informed by Aneel for the Auction
4	Operational Costs considered on the Tariff Process of 2017 (estimated by the Consortium, according to item 43 of
NT 149/2017) - will be informed by Aneel for the Auction
5	Adjustment to zero Equity Value, as instructed on the Decree Minutes
6	Relaxation base for Operational Costs of 2017, adjusted by Pre-Auction Discount
7	Value to be defined on Item II, Sub-Clause 3, Clause 19 of the Contract
8	Non-Technical Losses considered by the Tariff Process of 2016 (NT 149/2017)
9	Relaxation base of Non-Technical Losses (NT 149/2017)
10	2017 PNT Relaxation adjusted by Post Pre-Auction Discount
11	Value to be defined on Item III, Sub-Clause 3, Clause 19 of the Contract

     The values of the second interval of the Index (above 100.01 p.p.) are related to the grant value. As explained, the Index value offered by the investor above 100.00 p.p. shall be multiplied by a reference value to each percentage point related to the grant. The reference value must be monetary, in Real, and defined in the Public Notice to the auction.

     The reference value should be based on parameters related to the context of the privatization of the distributor. Thus, the reference value will be established in a logical way and shall maintain a relationship with the other aspects of the auction.

     For that, two initial possibilities were identified for the definition of the monetary reference value of each percentage point offered as grant value:

i) Value with magnitude order near the monetary value estimated to each percentage point of the first interval of the Index (part related to rate relaxed discount);

ii) Percentage of the Enterprise Value of the distributor.

Product 11 –Privatization Modeling Proposal

     The preliminary values estimated by the Consortium to each one of the two presented possibilities are listed below, as a form of support for the definition of the reference value of each percentage point related to the grant:

REFERENCE VALUE ALTERNATIVES FOR EACH P.P. - GRANT FROM CEPISA
i) Value[1] estimated for each Index p.p.	R$ 5.0 Million
ii) Value[1] regarding Enterprise Value	R$ 7.2 Million
Enterprise Value	R$ 2,880.7 Million
Percentage Base of Enterprise Value	0.25%
1) Approximate value

12.7 Auction´s 2nd stage ranking criteria

     Bids placed in the 1st stage will be considered as classified to the 2nd stage of each auction, in the case· of: Being the bid with the highest Combined Discount Index in the Regulatory Flexibility· and Grant Being a bid in the interval of classification

     The interval of classification will be defined upon the publication of the Public Notice and is demonstrated as an example in the table below. The representativeness of the interval of classification was also considered in relation to the Enterprise Value of the distributors.

     The interval value suggested was secured in relation to its estimated absolute value and its representativeness in relation to the Enterprise Value of the distributor. Thus, an interval was proposed in which these two aspects could not be extremely high or low, stimulating competitiveness of investors in the auction.

     Bids will be considered in the interval of classification if their difference to the offer with the highest Index is smaller than or equal to the specific classification interval of the auction. Since there is no limit for the value offered by the Index, the interval of classification shall observe the best bid placed.

Interval of Classification
Auction	5th
Company	Cepisa
Interval of Classification	20.00

     For example, in case the highest bid is of an Index equal to 75.00 in the auction of the distributor, bids greater than or equal to 55.00 (75.00 less 20.00) will be considered as classified. Similarly to this auction, in case the best bid is equal to 110.00, offers greater than or equal to 90.00 will be classified. The Interval of Classification may also be changed until the final draft of the Public Notice is drawn up.

     The monetary values of each percentage point (p.p.) of discount in the Index related to discount in the regulatory flexibilization is not fixed, ranging in accordance with the estimate made. Similarly, the nominal values to the Interval of Classification will range.

Product 11 –Privatization Modeling Proposal

     The estimate of the Consortium of the approximate average of the monetary values of each percentage point of variation and of the interval of classification is presented below. These are estimated values of reduction in the Enterprise Value of the company, which, on its turn, reflect the Equity Value (value to shareholder).

CLASSIFICATION INTERVAL FOR CEPISA AUCTION
Approximated value for one (1) p.p. variation	R$ 5.0 Million
Classification Interval	20 p.p.
Estimated value for Classification Interval	R$ 100.0 Million
Estimated percentage of Enterprise Value	3.5%

     The estimate of value for one percentage point of variation is made based on the economic-financial evaluation model of this Consortium. To every percentage point of discount conceded, the relaxation parameters are adjusted, with key reflections to reductions in the value of Installment A. It also includes the discount to be given in RGR PPST, considering the present value of the amount accumulated until June 2017.

     It should be noted that this estimate is based on the average of values found by the Consortium for progressive reductions to the Index in relation to discount in the regulatory flexibilization, since the curve of values is not linear. That is, different values will be obtained to different discount levels to the Index.

     The investor, on its turn, shall make its own estimate, according to the modeling of valuation of the distributor, so that it may guide its bid in the auction.

12.8 Auction procedures

     Prior to the public auction sessions, interested parties must hand the qualification documentation in conjunction with the economic bids, in sealed envelope.

     For an investor to have its bid considered valid in one of the auctions, such investor shall deliver envelopes to all auctions of each round, even if without bid or with the indication of non-interest. For instance, even though the investor is exclusively interested in the company of the 4th auction, it shall hand envelopes to all other auctions of the round.

     This procedure aims at mitigating eventual asymmetries of information from investors in relation to which or how many investors are bidding to each company.

     The 3rd, 4th, and 5th auctions will allow bidders to exercise their right to participate in the 2nd stage, if so desired, as demonstrated in the figure below. The right to participate must be delivered duly filled and signed. The validity of the right is conditioned to the prior delivery of a valid economic bid to the auction in screen.

     The chart below illustrates the sequence of deliveries of bids and the right to participate in the auctions.

Product 11 –Privatization Modeling Proposal

Schedule and process of envelope delivery
Pre-Auction
Delivery:
• Qualifications
• Envelopes with offers for all auctions
1st Round
2nd Round
1st Auction
Opening of envelopes
Live Auction
2nd Auction
Removal of offers1
Opening of envelopes
Live Auction
3rd Auction
Removal of offers1
Opening of envelopes
Delivery of rights2
Live Auction
4th Auction
Removal of offers1
Opening of envelopes
Delivery of rights2
Live Auction
5th Auction
Removal of offers1
Opening of envelopes
Delivery of rights2
Live Auction
6th Auction
Opening of envelopes
Live Auction

1) To investors who have won at least one of the preceding auctions
2) The right to participate

The statement of interest of withdrawal of bids must occur at the beginning of each auction, before the envelopes are opened, in order to keep the confidentiality of the removed envelopes. The delivery of the right to participate shall occur after opening the envelopes of the respective auction, so that the investor exercises such right only if deemed necessary.

The procedural details are described in the Public Notice to Privatization and in the Manual of Procedures of the Auction.

64

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.